As filed with the Securities and Exchange Commission on September 29, 2020

Registration No. 333-

811- 065464

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 334

SEPARATE ACCOUNT VA CC

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Premier Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:	Flexible Premium Individual Deferred Variable
Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registrant is filing this Registration Statement for the purpose of registering interests under Advisor’s Edge® Variable Annuity, Advisor’s Edge Select® Variable Annuity and Dimensional Variable Annuity contracts (“Contracts”) on a new Form N-4. This filing complies with the pre-July 2020 version of Form N-4 (OMB number 3235-0318). Interests under the Contracts were previously registered on Form N-4 (File No. 333-146323) and funded by Separate Account VA CC (File No. 811-06564). Upon effectiveness of the merger between Transamerica Premier Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor and Depositor of the Contracts and Separate Account VA CC which was transferred intact to TLIC.

ADVISOR’S EDGE® VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

Separate Account VA CC

Supplement Dated October 1, 2020

to the

Prospectus dated May 1, 2018

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC” or “the Company”) is amending the prospectus dated May 1, 2018 for the Advisor’s Edge® Variable Annuity contracts (the “Contracts”) to provide information regarding the merger (the “Merger”) of the issuer of your Contract, Transamerica Premier Life Insurance Company (“TPLIC”, formerly known as Monumental Life Insurance Company), with and into TLIC. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, TPLIC merged with and into its affiliate TLIC. Before the Merger, TPLIC was the issuer of the Contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA CC (the “Separate Account”) that fund the Contracts, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the insurance company that provides your Contract benefits from TPLIC to TLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. Contract values will not change as a result of the Merger. You will receive a Contract endorsement from TLIC that reflects the change from TPLIC to TLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TPLIC in correspondence and disclosure to you. As a result all references in the prospectus to Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) are amended to refer to Transamerica Life Insurance Company.

More detailed information, including an explanation of the underlying portfolio’s fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which you can receive by contacting our Service Center at the phone number above.

Please note the change regarding your fund reports:

We want to let you know that beginning January 1, 2021, we will no longer mail copies of shareholder reports for funds in your portfolio. This change is permitted by regulations adopted by the Securities and Exchange Commission. Instead, the reports will be made available on our website. We’ll let you know by mail each time a report is posted. The notification will have a URL for accessing the report.

If you’ve already elected to receive documents from us electronically, you’re not affected by this change. You’re already receiving an email with a link to the reports so there’s nothing you need to do.

You do have the option of continuing to receive paper copies of all future shareholder reports free of charge. If you’d like this option, give us a call at the number on your account statement.

I. With respect to (i) the list of portfolios on the prospectus cover page, page 2 and (ii) the Appendix – Portfolios Associated with the Subaccounts, pages 57-59, such investment choices are replaced by the following:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUB-ADVISER
Columbia Variable Portfolio - Small Company Growth Fund	Columbia Variable Portfolio - Small Company Growth Fund	Columbia Management Investment Advisers, LLC
VA Global Bond Portfolio	VA Global Bond Portfolio	Dimensional Fund Advisors LP
VA International Small Portfolio	VA International Small Portfolio	Dimensional Fund Advisors LP
VA International Value Portfolio	VA International Value Portfolio	Dimensional Fund Advisors LP
VA Short-Term Fixed Portfolio	VA Short-Term Fixed Portfolio	Dimensional Fund Advisors LP
VA U.S. Large Value Portfolio	VA U.S. Large Value Portfolio	Dimensional Fund Advisors LP
VA U.S. Targeted Value Portfolio	VA U.S. Targeted Value Portfolio	Dimensional Fund Advisors LP
Federated Hermes Fund for U.S. Government Securities II	Federated Hermes Fund for U.S. Government Securities II	Federated Investment Management Company
Federated Hermes Government Money Fund II	Federated Hermes Government Money Fund II	Federated Investment Management Company
Federated Hermes High Income Bond Fund II – Primary Shares	Federated Hermes High Income Bond Fund II – Primary Shares	Federated Investment Management Company
Federated Hermes Managed Volatility Fund II - Primary	Federated Hermes Managed Volatility Fund II – Primary	Federated Equity Management Company of Pennsylvania
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company
Fidelity® VIP Mid Cap Portfolio	Fidelity® VIP Mid Cap Portfolio	Fidelity Management & Research Company
Fidelity® VIP Value Strategies Portfolio	Fidelity® VIP Value Strategies Portfolio	Fidelity Management & Research Company
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
TA BlackRock Global Real Estate Securities	Transamerica BlackRock Global Real Estate Securities VP	BlackRock Investment Management, LLC
TA International Growth	Transamerica International Growth VP	TDAM USA Inc.
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP	Janus Capital Management LLC
TA JPMorgan Asset Allocation -Conservative	Transamerica JPMorgan Asset Allocation - Conservative VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Growth	Transamerica JPMorgan Asset Allocation - Growth VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Moderate	Transamerica JPMorgan Asset Allocation - Moderate VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Moderate Growth	Transamerica JPMorgan Asset Allocation - Moderate Growth VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
TA Managed Risk - Balanced ETF	Transamerica Managed Risk - Balanced ETF VP	Milliman Financial Risk Management LLC
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP	Milliman Financial Risk Management LLC
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
TA PIMCO Total Return	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value VP	Systematic Financial Management L.P. & Thompson, Siegel & Walmsley LLC
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
TA TS&W International Equity	Transamerica TS&W International Equity VP	Thompson, Siegel & Walmsley LLC
TA WMC US Growth	Transamerica WMC US Growth VP	Wellington Management Company, LLP
Vanguard® VIF Equity Index Portfolio	Vanguard® VIF Equity Index Portfolio	Vanguard Equity Investment Group
Vanguard® VIF International Portfolio	Vanguard® VIF International Portfolio	Baillie Gifford Overseas Ltd., M&G Investment Management Limited, and Schroder Investment Management North America Inc.
Vanguard® VIF Mid-Cap Index Portfolio	Vanguard® VIF Mid-Cap Index Portfolio	Vanguard Equity Investment Group
Vanguard® VIF Real Estate Index Portfolio	Vanguard® VIF Real Estate Index Portfolio	Vanguard Equity Investment Group
Vanguard® VIF Short-Term Investment-Grade Portfolio	Vanguard® VIF Short-Term Investment-Grade Portfolio	Vanguard’s Fixed Income Group
Vanguard® VIF Total Bond Market Index Portfolio	Vanguard® VIF Total Bond Market Index Portfolio	Vanguard’s Fixed Income Group
Wanger International	Wanger International	Columbia Wanger Asset Management, LLC
Wanger USA	Wanger USA	Columbia Wanger Asset Management, LLC

II. In the FEE TABLE, we replace the Total Annual Operating Expenses of the underlying fund portfolios as shown in the locations below::

(a)	Page 12 of Prospectus

Total Portfolio Annual Operating Expenses(1)	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.14%	1.42%

(b)	Appendix C Page 98 below

Portfolio Annual Expenses(1)	Lowest	Highest

Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.14%	1.42%

(1)

The fee table information relating to the Portfolios was provided to TPLIC by the underlying funds, their investment advisors or managers, and TPLIC has not independently verified such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

(c)	Appendix D Page 104 below

Portfolio Annual Expenses(1)	Lowest	Highest

Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.14%	1.42%

(1)

The fee table information relating to the Portfolios was provided to TPLIC by the underlying funds, their investment advisors or managers, and TPLIC has not independently verified such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

III. In the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES, we replace the Expense Example (Highest Gross) tables, page 12:

(a)	Page 12 of Prospectus

EXAMPLE With Rider

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$382	$1159	$1954	$4029
Return of Premium Death Benefit Option (0.60%)	$367	$1115	$1884	$3898
Policy Value Death Benefit Option (0.55%)	$362	$1100	$1860	$3854

EXAMPLE Without Rider

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$222	$684	$1172	$2519
Return of Premium Death Benefit Option (0.60%)	$207	$638	$1096	$2364
Policy Value Death Benefit Option (0.55%)	$202	$623	$1070	$2312

(b)	Appendix C Page 98 below

EXAMPLE TABLE

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2019, and the highest combination of Separate Account expenses that you would incur on a $10,000 Purchase Payment over various periods, assuming (1) a 5% annual rate of return and (2) full surrender at the end of each period. As noted in the Fee Table, the policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options.

1 Year	3 Years	5 Years	10 Years
$212	$653	$1121	$2416

(c)	Appendix D Page 104 below

EXAMPLE TABLE A

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2017, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, (2) full surrender at the end of each period, and (3) assuming no optional riders have been selected. The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (0.75%)	$222	$684	$1172	$2519
6 Year Step-Up to Age 81 Death Benefit Option (0.65%)	$212	$653	$1121	$2416
Return of Premium Death Benefit Option (0.60%)	$207	$638	$1096	$2364

EXAMPLE TABLE B

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2019, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, (2) full surrender at the end of each period, and (3) assuming the ADD-II rider has been selected. The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (0.75%)	$278	$853	$1455	$3080
6 Year Step-Up to Age 81 Death Benefit Option (0.65%)	$268	$823	$1405	$2983
Return of Premium Death Benefit Option (0.60%)	$263	$809	$1380	$2935

You should not consider these examples to be a representation of past or future expenses or performance. Actual expenses may be higher or lower than those shown. In addition, your rate of return may be more or less than the 5% assumed in the example.

IV. In the “Investment Choices” section in the prospectus, pages 21-23 we replace the text in the sub-section entitled Market Timing and Disruptive Trading with the following:

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.) Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay Withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any purchase payment or transfer request from any person without prior notice, if, in our judgment, (1) the purchase payment or transfer, or series of purchase payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choices that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay o

V. The following replaces the “Tax Information” section, pages 37-46 in the prospectus:

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own financial professional about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or nonqualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All amounts received from the policy that are includible in income are taxed at ordinary income rates; no amounts received from the policy are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Policy

Diversification Requirements. In order for a nonqualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire policy could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own financial professional regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed (1) within 5 years after such owner’s date of death or (2) be used to provide payments to a designated beneficiary for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. The designated beneficiary must be an individual and payments must begin within one year of such owner’s death. However, if upon such owner’s death the owner’s surviving spouse is the sole beneficiary of the policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

In certain instances a designated beneficiary may be permitted to elect a “stretch” payment option as a means of disbursing death proceeds from a nonqualified annuity. The only method we use for making distribution payments from a nonqualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Nonqualified Annuities

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value as collateral for a loan generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the policy.” There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these rules with a competent financial professional. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a financial professional for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or financial professional if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of maturity date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and maturity date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a financial professional for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity policy if the policy has not been annuitized before that age or have other tax consequences. You should consult with a financial professional about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

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Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent financial professional as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Withdrawals - Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy.” The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income. Withdrawals are generally treated first as taxable income to the extent of the excess in the policy value over the “investment in the policy.” Distributions made under the systematic payout option are treated for tax purposes as withdrawals, not annuity payments. In general, loans, pledges and collateral assignments as security of a loan are taxed in the same manner as withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your policy value immediately before a policy withdrawal (or transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your financial professional.

The Code also provides that amounts received from the policy that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982. Regarding the disability exception, because we cannot verify that the owner is disabled, we will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a financial professional for more information regarding the imposition of penalty tax.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during the same calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your financial professional regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified policy in exchange for all or part of another annuity policy that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the policy immediately after the exchange will generally be the same as that of the annuity policy exchanged, increased by any additional purchase payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the policy. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a withdrawal, surrender, annuity income payment or death benefit).

If you exchange part of an existing policy for the policy, and within 180 days of the exchange you received a payment other than certain annuity payments (e.g., you make a withdrawal) from either policy, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the policy could be includible in your income and subject to a 10% penalty tax.

You should consult your financial professional in connection with an exchange of all or part of an annuity policy for the policy, especially if you may make a withdrawal from either policy within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from qualified policies are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from your qualified policy could cause your other investment income to be subject to the tax. Please consult a financial professional for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as spouses under the applicable state law, will each be treated as spouse as defined in this policy for state law purposes. However, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a financial professional for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via withdrawals, these amounts are taxed in the same manner as a Withdrawal; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent financial professional with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your financial professional prior to selecting any optional benefit under the policy.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total purchase payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or Withdrawals according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 72 (or age 70 1⁄2 if the Annuitant attained 70 1⁄2 before 1/1/2020); (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions. Subject to certain exceptions, distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same rules that apply to IRA distributions and are taxed as ordinary income.

The IRS has not reviewed this policy for qualification as a traditional IRA, SIMPLE IRA or SEP IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this policy for qualification as a ROTH IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations.

However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the purchase payments or the policy value.

Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically, distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their financial professional.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments.

Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages, distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled Withholding below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f ), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to substantial risk of forfeiture.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f ) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Withdrawals—Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. If you do not have any non-deductible purchase payments, your investment in the policy will be treated as zero.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a financial professional for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020) or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020). The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating required minimum distributions. Please consult with your financial professional to learn more about an optional living or death benefit prior to purchase.

Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and financial professional regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a financial professional before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or financial professional if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as policy holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a financial professional before purchasing this policy as a qualified policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments.

Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified financial professional regarding U.S., state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the distribution. The rules relating to FATCA are complex, and a financial professional should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Possible Tax Law Changes

Although the likelihood and nature of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a financial professional with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

VI. In the following (i) the sub-section entitled Transamerica Life Insurance Company replaces the sub-section entitled Transamerica Premier Life Insurance Company, page 50, (reflecting TLIC as the new Contract issuer) and (ii) the sub-section entitled Financial Condition of the Company, page 451, replaces the counterpart section in the prospectus and (iii) the Legal Proceedings sub-section replaces the counterpart section, page 55, in the prospectus and (iv) in the sub-section entitled Abandoned or Unclaimed Property replaces the counterpart section, page 54, and (v)the Cyber Security sub- replaces the counterpart section, page 55, section in the prospectus. The Business Continuity section is hereby added to the prospectus.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Business Continuity

Our business operations maybe adversely affected by volatile natural and man-made disasters, including (but not limited to) hurricanes, earthquakes, terrorism, civil unrest, military action, fires and explosions, pandemic diseases, and other catastrophes (“Catastrophic Events”). Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world. Such uncertainty as to future trends and exposure may lead to financial losses to our businesses. Furthermore, Catastrophic Events may disrupt our operations and result in the loss of, or restricted access to, property and information about Transamerica and its clients. Such events may also impact the availability and capacity of our key personnel. If our business continuity plans have not included effective contingencies for Catastrophic Events, we may experience business disruption, damage to corporate reputation, and damage to financial condition for a prolonged period of time.

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our affiliates may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between other units of Aegon. Although to our knowledge these events have thus far not been material in nature, our management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, our businesses are subject to laws and regulations enacted by U.S. federal and state governments, including various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. These laws, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provide for penalties for non-compliance. As an examples the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain of our entities, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Company affiliates operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering, or have already enacted, enhanced information security risk management and privacy rules and regulations. A number of our entities and affiliates are also subject to contractual restrictions with respect to the information of our clients and business partners. The Company, and numerous of its, employees and business partners have access to, and routinely process, the personal information of consumers and employees. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized information security attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over the Company or its affiliates in recent years, and more such obligations are likely to be imposed in the near future across our operations. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms of use.

Transamerica Life Insurance Company

We are engaged in the sale of life and health insurance and annuity policies. Transamerica Life Insurance Company located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy and was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company Inc., and is licensed in all states except New York and the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. We are a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of ours and subject to our claims paying ability. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for our financial obligations arising under the policies.

Financial Condition of the Company

How to Obtain More Information. We encourage both existing and prospective policy Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

VII. The following hereby updates the Condensed Financials Appendix to the prospectus:

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (including any applicable fund facilitation fees) for each subaccount available on December 31, 2019.

		Separate Account Expense 0.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AB Global Thematic Growth Portfolio - Class B	2019	$1.273860	$1.640937	0.000
	2018	$1.425813	$1.273860	0.000
	2017	$1.053926	$1.425813	0.000
	2016	$1.071186	$1.053926	0.000
	2015	$1.051380	$1.071186	0.000
	2014	$1.010688	$1.051380	0.000
	2013	$0.828350	$1.010688	0.000
	2012	$0.737011	$0.828350	0.000
	2011	$0.969481	$0.737011	0.000
	2010	$0.823692	$0.969481	0.000
AB Large Cap Growth Portfolio - Class B	2019	$2.397473	$3.197364	11,866.771
	2018	$2.360719	$2.397473	0.000
	2017	$1.806280	$2.360719	0.000
	2016	$1.777933	$1.806280	0.000
	2015	$1.615867	$1.777933	0.000
	2014	$1.430067	$1.615867	0.000
	2013	$1.051681	$1.430067	0.000
	2012	$0.907958	$1.051681	0.000
	2011	$0.950421	$0.907958	0.000
	2010	$0.871834	$0.950421	0.000
BNY Mellon Sustainable U.S. Equity – Service Shares	2019	$1.814788	$2.413893	0.000
	2018	$1.917408	$1.814788	0.000
	2017	$1.679199	$1.917408	0.000
	2016	$1.536903	$1.679199	0.000
	2015	$1.603180	$1.536903	0.000
	2014	$1.427712	$1.603180	0.000
	2013	$1.073479	$1.427712	0.000
	2012	$0.968292	$1.073479	0.000
	2011	$0.969229	$0.968292	0.000
	2010	$0.852501	$0.969229	0.000
BNY Mellon VIF Appreciation – Service Shares	2019	$2.187494	$2.948102	0.000
	2018	$2.372493	$2.187494	0.000
	2017	$1.881949	$2.372493	0.000
	2016	$1.761548	$1.881949	2,300.949
	2015	$1.824265	$1.761548	2,438.667
	2014	$1.704535	$1.824265	3,660.645
	2013	$1.421322	$1.704535	3,875.656
	2012	$1.300220	$1.421322	4,018.646
	2011	$1.204668	$1.300220	4,144.844
	2010	$1.054985	$1.204668	4,163.068
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.554957	$2.080936	0.000
	2018	$1.648738	$1.554957	0.000
	2017	$1.354032	$1.648738	0.000
	2016	$1.337064	$1.354032	3,784.857
	2015	$1.278505	$1.337064	4,505.282
	2014	$1.202227	$1.278505	4,911.869
	2013	$1.000000	$1.202227	5,496.554
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$3.198617	$4.920033	0.000
	2018	$3.520159	$3.198617	0.000
	2017	$2.628568	$3.520159	0.000
	2016	$2.225147	$2.628568	3.084.243
	2015	$2.041467	$2.225147	3.587.933
	2014	$1.643870	$2.041467	3.892.452
	2013	$1.319885	$1.643870	4.340.181
	2012	$1.242491	$1.319885	4.840.531
	2011	$1.332536	$1.242491	5.375.349
	2010	$1.166602	$1.332536	5.687.200
Columbia Variable Portfolio – Small Company Growth Fund	2019	$2.720507	$3.799164	57,315.937
	2018	$2.789903	$2.720507	39,633.813
	2017	$2.174720	$2.789903	42.843.155
	2016	$1.93345	$2.174720	48.425.215
	2015	$1.885789	$1.943345	66.883.777
	2014	$1.992338	$1.885789	77.739.043
	2013	$1.428972	$1.992338	78.703.829
	2012	$1.285451	$1.428972	85.036.675
	2011	$1.371134	$1.285451	251.546.915
	2010	$1.076049	$1.371134	307.224.463
DFA VA Global Bond Portfolio	2019	$1.629924	$1.685527	1,915,277.913
	2018	$1.614010	$1.629924	2,129,281.803
	2017	$1.592438	$1.614010	2,293,048.128
	2016	$1.577136	$1.592438	2,250,335.613
	2015	$1.564732	$1.577136	2,625,888.636
	2014	$1.532283	$1.564732	2,757,802.473
	2013	$1.549213	$1.532283	3,186,048.775
	2012	$1.488599	$1.549213	3,154,096.437
	2011	$1.434995	$1.488599	3,590,906.087
	2010	$1.369980	$1.434995	3,106,354.429
DFA VA International Small Portfolio	2019	$3.730079	$4.587144	633,426.352
	2018	$4.684426	$3.730079	735,276.153
	2017	$3.631807	$4.684426	810,075.831
	2016	$3.444335	$3.631807	882,059.559
	2015	$3.279512	$3.444335	871,813.433
	2014	$3.506722	$3.279512	1,216,961.972
	2013	$2.780367	$3.506722	1,394,672.335
	2012	$2.345873	$2.780367	1,562,844.313
	2011	$2.774685	$2.345873	1,397,959.481
	2010	$2.239936	$2.774685	1,589,212.656
DFA VA International Value Portfolio	2019	$2.307694	$2.653767	1,136,776.749
	2018	$2.804197	$2.307694	1,263,521.735
	2017	$2.245609	$2.804197	1,433,098.385
	2016	$2.073560	$2.245609	1,559,016.119
	2015	$2.245415	$2.073560	1,657,061.535
	2014	$2.436708	$2.245415	1,858,633.163
	2013	$2.018047	$2.436708	1,949,072.208
	2012	$1.738037	$2.018047	2,508,296.540
	2011	$2.108457	$1.738037	2,547,262.923
	2010	$1.921919	$2.108457	2,375,000.785
DFA VA Short-Term Fixed Portfolio	2019	$1.212180	$1.233428	3,613,695.072
	2018	$1.200049	$1.212180	3,709,717.571
	2017	$1.199102	$1.200049	3,037,638.003
	2016	$1.198673	$1.199102	3,037,638.003
	2015	$1.204091	$1.198673	3,136,163.264
	2014	$1.211387	$1.204091	3,227,567.571
	2013	$1.217407	$1.211387	4,345,860.663
	2012	$1.216377	$1.217407	4,472,938.553
	2011	$1.220179	$1.216377	4,419,377.987
	2010	$1.215846	$1.220179	4,652,629.202
DFA VA U.S. Large Value Portfolio	2019	$2.719220	$3.394914	1,429,483.675
	2018	$3.117455	$2.719220	1,695,514.031
	2017	$2.637518	$3.117455	2,011,880.657
	2016	$2.235355	$2.637518	2,147,617.400
	2015	$2.331552	$2.235355	2,439,822.218
	2014	$2.153419	$2.331552	2,968,523.866
	2013	$1.540675	$2.153419	3,299,703.185
	2012	$1.272952	$1.540675	4,801,596.035
	2011	$1.327998	$1.272952	5,178,069.864
	2010	$1.109158	$1.327998	5,235,684.521

		Separate Account Expense 0.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
DFA VA U.S. Targeted Value Portfolio	2019	$3.666938	$4.460708	934,944.326
	2018	$4.391524	$3.666938	1,046,401.387
	2017	$4.030730	$4.391524	1,160,980.132
	2016	$3.185249	$4.030730	1,203,064.776
	2015	$3.386220	$3.185249	1,400,783.403
	2014	$3.289685	$3.386220	1,589,866.891
	2013	$2.291678	$3.289685	1,692,607.708
	2012	$1.922285	$2.291678	1,962,558.940
	2011	$2.028926	$1.922285	2,257,766.540
	2010	$1.583751	$2.028926	2,327,998.704
Federated Hermes Fund for U.S. Government Securities II	2019	$1.598806	$1.680512	318,108.561
	2018	$1.603585	$1.598806	341,517.604
	2017	$1.585084	$1.603585	351,063.547
	2016	$1.571695	$1.585084	956,278.238
	2015	$1.575318	$1.571695	369,090.529
	2014	$1.517021	$1.575318	392,566.953
	2013	$1.560402	$1.517021	440,717.165
	2012	$1.526738	$1.560402	674,805.581
	2011	$1.454141	$1.526738	1,816,806.827
	2010	$1.393069	$1.454141	689,665.864
Federated Hermes Government Money Fund II	2019	$1.078237	$1.087778	1,510,248.219
	2018	$1.072946	$1.078237	2,191,596.419
	2017	$1.077610	$1.072946	1,926,260.900
	2016	$1.085643	$1.077610	1,404,456.282
	2015	$1.093718	$1.085643	2,516,168.478
	2014	$1.101888	$1.093718	1,978,474.672
	2013	$1.110226	$1.101888	2,036,697.398
	2012	$1.118632	$1.110226	2,574,668.768
	2011	$1.127004	$1.118632	5,012,876.102
	2010	$1.135419	$1.127004	2,942,161.144
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$2.796211	$3.179050	238,898.824
	2018	$2.913050	$2.796211	342,906.862
	2017	$2.744356	$2.913050	397,663.209
	2016	$2.408044	$2.744356	261,745.973
	2015	$2.490162	$2.408044	301,228.938
	2014	$2.443080	$2.490162	318,142.738
	2013	$2.300638	$2.443080	293,533.468
	2012	$2.020960	$2.300638l	277,922.756
	2011	$1.936049	$2.020960	340,403.477
	2010	$1.700132	$1.936049	320,259.297
Federated Hermes Managed Volatility Fund II – Primary Shares	2019	$1.918025	$2.288833	73,505.940
	2018	$2.111853	$1.918025	114,928.519
	2017	$1.801402	$2.111853	105,489.606
	2016	$1.685280	$1.801402	53,031.789
	2015	$1.836718	$1.685280	120,753.631
	2014	$1.780853	$1.836718	250,691.564
	2013	$1.473773	$1.780853	147,552.415
	2012	$1.307694	$1.473773	132,260.395
	2011	$1.257457	$1.307694	135,394.802
	2010	$1.130295	$1.257457	316,149.172
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$2.105655	$2.749962	230,895.834
	2018	$2.266031	$2.105655	331,153.178
	2017	$1.873197	$2.266031	366,431.531
	2016	$1.747331	$1.873197	565,073.263
	2015	$1.748705	$1.747331	689,620.582
	2014	$1.573856	$1.748705	792,661.601
	2013	$1.207777	$1.573856	737,203.749
	2012	$1.045288	$1.207777	755,703.109
	2011	$1.080398	$1.045288	673,345.382
	2010	$0.928615	$1.080398	1,084,460.305
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$3.148573	$3.857934	36,479.537
	2018	$3.712013	$3.148573	57,571.765
	2017	$3.095604	$3.712013	52,462.622
	2016	$2.778801	$3.095604	57,768.448
	2015	$2.839092	$2.778801	70,594.158
	2014	$2.691209	$2.839092	62,498.749
	2013	$1.990295	$2.691209	90,469.198
	2012	$1.746298	$1.990295	100,494.078
	2011	$1.968276	$1.746298	109,704.375
	2010	$1.539202	$1.968276	373,272.862

		Separate Account Expense 0.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$2.116464	$2.826020	60,541.794
	2018	$2.579113	$2.116464	73,600.668
	2017	$2.177014	$2.579113	122,780.139
	2016	$2.000768	$2.177014	17,322.781
	2015	$2.077850	$2.000768	62,226.129
	2014	$1.960231	$2.077850	58,460.767
	2013	$1.513439	$1.960231	65,375.934
	2012	$1.198007	$1.513439	58,653.445
	2011	$1.323542	$1.198007	73,768.654
	2010	$1.052999	$1.323542	236,368.188
NVIT Emerging Markets Fund – Class D	2019	$11.249301	$13.686949	6,699.942
	2018	$13.773198	$11.249301	7,493.115
	2017	$9.834756	$13.773198	8,284.371
	2016	$10.070862	$9.834756	9,386.025
TA Barrow Hanley Dividend Focused - Initial Class	2019	$1.982710	$2.438458	96,924.773
	2018	$2.257287	$1.982710	91,681.370
	2017	$1.953293	$2.257287	92,721.505
	2016	$1.712501	$1.953293	140,735.252
	2015	$1.789678	$1.712501	96,105.654
	2014	$1.607474	$1.789678	263,222.402
	2013	$1.243464	$1.607474	179,885.381
	2012	$1.121374	$1.243464	140,872.807
	2011	$1.099686	$1.121374	103,957.012
	2010	$1.003146	$1.099686	94,612.136
TA BlackRock Global Real Estate Securities - Initial Class	2019	$3.180193	$3.951672	52,283.830
	2018	$3.563739	$3.180193	75,114.400
	2017	$3.225332	$3.563739	58,722.908
	2016	$3.229287	$3.225332	59,591.664
	2015	$3.273200	$3.229287	80,543.100
	2014	$2.903868	$3.273200	156,635.803
	2013	$2.815938	$2.903868	126,608.804
	2012	$2.265158	$2.815938	115,863.575
	2011	$2.420996	$2.265158	127,107.107
	2010	$2.108768	$2.420996	153,659.540
TA International Growth - Initial Class	2019	$1.874608	$2.375708	22,574.190
	2018	$2.295112	$1.874608	47,878.873
	2017	$1.817184	$2.295112	37,302.609
	2016	$1.829343	$1.817184	41,579.486
	2015	$1.841647	$1.829343	49,356.133
	2014	$1.956698	$1.841647	101,142.627
	2013	$1.669358	$1.956698	95,248.560
	2012	$1.376877	$1.669358	83,390.034
	2011	$1.542291	$1.376877	74,029.067
	2010	$1.406257	$1.542291	125,060.116
TA Janus Mid-Cap Growth - Initial Class	2019	$1.983586	$2.691570	59,020.596
	2018	$2.023194	$1.983586	59,942.057
	2017	$1.579995	$2.023194	23,173.082
	2016	$1.625017	$1.579995	28,498.255
	2015	$1.723952	$1.625017	45,259.225
	2014	$1.736620	$1.723952	51,474.921
	2013	$1.257457	$1.736620	163,420.560
	2012	$1.161461	$1.257457	189,881.168
	2011	$1.254313	$1.161461	112,532.154
	2010	$0.943775$	$1.254313	346,764.687
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.944216	$2.198019	129,330.608
	2018	$2.040029	$1.944216	133,752.436
	2017	$1.821908	$2.040029	144,328.416
	2016	$1.754430	$1.821908	145,458.416
	2015	$1.802855	$1.754430	146,518.925
	2014	$1.777465	$1.802855	223,996.831
	2013	$1.637441	$1.777465	260,060.654
	2012	$1.535241	$1.637441	163,027.418
	2011	$1.506722	$1.535241	174,588.914
	2010	$1.393560	$1.506722	422,096.808

		Separate Account Expense 0.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$2.176300	$2.722823	703,141.507
	2018	$2.447058	$2.176300	707,673.369
	2017	$1.978080	$2.447058	1,096,398.281
	2016	$1.878717	$1.978080	130,855.961
	2015	$1.930068	$1.878717	155,635.329
	2014	$1.892871	$1.930068	218,762.920
	2013	$1.503869	$1.892871	46,933.617
	2012	$1.345684	$1.503869	50,740.022
	2011	$1.433403	$1.345684	54,189.135
	2010	$1.256320	$1.433403	44,345.047
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$2.105236	$2.432681	136,870.889
	2018	$2.235735	$2.105236	145,308.399
	2017	$1.933984	$2.235735	163,402.547
	2016	$1.845743	$1.933984	171,615.003
	2015	$1.901947	$1.845743	175,344.660
	2014	$1.864622	$1.901947	259,648.152
	2013	$1.655157	$1.864622	180,023.926
	2012	$1.523852	$1.655157	98,464.164
	2011	$1.526312	$1.523852	141,432.901
	2010	$1.393209$	$1.526312	219,607.778
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$2.179606	$2.596291	44,633.856
	2018	$2.363105	$2.179606	21,099.020
	2017	$1.987728	$2.363105	21,078.878
	2016	$1.879554	$1.987728	47,416.148
	2015	$1.936898	$1.879554	47,559.307
	2014	$1.902502	$1.936898	123,802.790
	2013	$1.605574	$1.902502	333,701.974
	2012	$1.462039	$1.605574	124,754.037
	2011	$1.503233	$1.462039	124,001.514
	2010	$1.343509	$1.503233	124,104.906
TA JPMorgan Enhanced Index - Initial Class	2019	$2.349991	$3.056383	151,244.906
	2018	$2.519166	$2.349991	154,269.859
	2017	$2.094868	$2.519166	285,668.922
	2016	$1.895392	$2.094868	262,283.614
	2015	$1.911018	$1.895392	387,209.346
	2014	$1.686162	$1.911018	388,331.717
	2013	$1.281948	$1.686162	254,553.428
	2012	$1.110107	$1.281948	97,919.247
	2011	$1.110207	$1.110107	104,535.631
	2010	$0.971153	$1.110207	145,796.124
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.426243	$1.641032	9,219.485
	2018	$1.502060	$1.426243	9,365.647
	2017	$1.330726	$1.502060	9,365.647
	2016	$1.289864	$1.330726	9,365.647
	2015	$1.319296	$1.289864	9,365.647
	2014	$1.268178	$1.319296	34,355.745
	2013	$1.143222	$1.268178	0.000
	2012	$1.059919	$1.143222	0.000
	2011	$1.051370	$1.059919	0.000
	2010	$0.953656	$1.051370	0.000
TA Managed Risk – Growth ETF - Initial Class	2019	$1.458375	$1.733285	26,204.652
	2018	$1.579784	$1.458375	26,358.932
	2017	$1.339918	$1.579784	26,548.532
	2016	$1.286024	$1.339918	26,716.788
	2015	$1.338090	$1.286024	26,901.109
	2014	$1.294159	$1.338090	85,362.635
	2013	$1.094879	$1.294159	305,686.835
	2012	$0.986784	$1.094879	109,294.179
	2011	$1.002759	$0.986784	0.000
	2010	$0.892871	$1.002759	0.000
TA Morgan Stanley Capital Growth - Initial Class	2019	$3.526513	$4.331201	0.000
	2018	$3.330527	$3.526513	0.000
	2017	$2.336748	$3.330527	0.000
	2016	$2.408748	$2.336748	2,339.743
	2015	$2.170913	$2.408748	2,479.782
	2014	$2.063317	$2.170913	3,722.364
	2013	$1.402219	$2.063317	3,941.001
	2012	$1.222684	$1.402219	15,148.617
	2011	$1.307783	$1.222684	15,317.176
	2010	$1.033909	$1.307783	15,377.266
TA Multi-Managed Balanced - Initial Class	2019	$1.948201	$2.354628	45,932.418
	2018	$2.037435	$1.948201	45,922.492
	2017	$1.798445	$2.037435	46,023.496
	2016	$1.679633	$1.798445	54,259.859
	2015	$1.688608	$1.679633	124,774.470
	2014	$1.535309	$1.688608	125,657.304
	2013	$1.309842	$1.535309	48,805.939
	2012	$1.172367	$1.309842	61,908.741
	2011	$1.135313	$1.172367	59,304.010
	2010	$1.000000	$1.135313	64,822.465

		Separate Account Expense 0.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Initial Class	2019	$1.813920	$1.951897	1,051,759.472
	2018	$1.839642	$1.813920	919,949.675
	2017	$1.767085	$1.839642	1,201,755.947
	2016	$1.733301	$1.767085	1,590,549.064
	2015	$1.734331	$1.733301	1,634,719.714
	2014	$1.669318	$1.734331	1,839,247.657
	2013	$1.725779	$1.669318	1,861,174.914
	2012	$1.616724	$1.725779	2,344,695.201
	2011	$1.532735	$1.616724	2,242,491.098
	2010	$1.440582	$1.532735	2,972,647.552
TA Small/Mid Cap Value - Initial Class	2019	$4.412336	$5.486597	64,080.131
	2018	$5.020930	$4.412336	144,158.834
	2017	$4.377622	$5.020930	116,110.422
	2016	$3.641154	$4.377622	63,709.711
	2015	$3.763003	$3.641154	60,934.698
	2014	$3.602955	$3.763003	71,682.146
	2013	$2.662879	$3.602955	161,612.008
	2012	$2.305216	$2.662879	184,101.978
	2011	$2.385877	$2.305216	107,088.427
	2010	$1.843184	$2.385877	107,073.343
TA T. Rowe Price Small Cap - Initial Class	2019	$2.656677	$3.501032	183,909.611
	2018	$2.880718	$2.656677	252,391.428
	2017	$2.371318	$2.880718	253,364.964
	2016	$2.148035	$2.371318	185,369.844
	2015	$2.112730	$2.148035	490,606.034
	2014	$1.997727	$2.112730	953,977.129
	2013	$1.397032	$1.997727	1,244,453.153
	2012	$1.216649	$1.397032	537,162.437
	2011	$1.205352	$1.216649	264,662.153
	2010	$0.903397	$1.205352	457,877.760
TA TS&W International Equity - Initial Class	2019	$1.767782	$2.124213	4,602.198
	2018	$2.108379	$1.767782	6,072.687
	2017	$1.728207	$2.108379	6,139.814
	2016	$1.722584	$1.728207	11,585.876
	2015	$1.712950	$1.722584	10,340.598
	2014	$1.820166	$1.712950	5,014.735
	2013	$1.474810	$1.820166	5,067.594
	2012	$1.272734	$1.474810	19,935.794
	2011	$1.496114	$1.272734	38,906.356
	2010	$1.389521	$1.496114	112,197.913
TA WMC US Growth - Initial Class	2019	$2.752813	$3.826503	76,156.247
	2018	$2.767731	$2.752813	143,434.759
	2017	$2.158291	$2.767731	155,228.515
	2016	$2.114996	$2.158291	86,748.261
	2015	$1.994299	$2.114996	112,688.424
	2014	$1.808460	$1.994299	180,960.824
	2013	$1.375473	$1.808460	224,243.159
	2012	$1.224577	$1.375473	326,944.333
	2011	$1.281584	$1.224577	375,832.273
	2010	$1.095985	$1.281584	765,355.619
Vanguard VIF Equity Index Portfolio	2019	$2.812206	$3.664990	942,784.164
	2018	$2.967146	$2.812206	1,044,309.141
	2017	$2.457176	$2.967146	1,358,831.707
	2016	$2.214053	$2.457176	1,447,797.074
	2015	$2.202751	$2.214053	1,599,070.647
	2014	$1.955195	$2.202751	1,715,055.436
	2013	$1.490280	$1.955195	2,453,476.199
	2012	$1.295991	$1.490280	2,755,534.355
	2011	$1.280928	$1.295991	3,128,013.907
	2010	$1.123044	$1.280928	3,033,342.161
Vanguard VIF International Portfolio	2019	$1.372786	$1.787909	912,208.174
	2018	$1.582796	$1.372786	1,198,789.108
	2017	$1.117657	$1.582796	1,472,654.753
	2016	$1.105289	$1.117657	1,364,381.450
	2015	$1.122196	$1.105289	976,582.699
	2014	$1.203491	$1.122196	986,377.876
	2013	$0.983734	$1.203491	1,105,772.123
	2012	$0.825014	$0.983734	1,147,030.176
	2011	$0.961321	$0.825014	722,212.653
	2010	$0.836939$	$0.961321	533,208.072

		Separate Account Expense 0.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Vanguard VIF Mid-Cap Index Portfolio	2019	$3.303080	$4.290642	550,161.825
	2018	$3.670428	$3.303080	583,795.290
	2017	$3.105373	$3.670428	601,087.597
	2016	$2.815673	$3.105373	660,004.708
	2015	$2.878096	$2.815673	956,790.736
	2014	$2.552680	$2.878096	943,857.679
	2013	$1.906061	$2.552680	1,027,928.628
	2012	$1.658178	$1.906061	1,056,561.385
	2011	$1.705325	$1.658178	1,124,655.800
	2010	$1.370434	$1.705325	1,228,652.415
Vanguard VIF Real Estate Index Portfolio	2019	$3.593802	$4.594581	307,929.926
	2018	$3.825659	$3.593802	348,659.318
	2017	$3.678554	$3.825659	416,884.339
	2016	$3.420260	$3.678554	387,294.840
	2015	$3.370951	$3.420260	397,845.257
	2014	$2.610284	$3.370951	587,041.537
	2013	$2.569938	$2.610284	619,107.722
	2012	$2.204421	$2.569938	721,929.505
	2011	$2.048103	$2.204421	692,069.931
	2010	$1.608907	$2.048103	913,852.376
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.512999	$1.587259	1,795,794.044
	2018	$1.508743	$1.512999	2,020,658.375
	2017	$1.488905	$1.508743	2,738,750.021
	2016	$1.460392	$1.488905	2,609,476.417
	2015	$1.454979	$1.460392	2,540,328.936
	2014	$1.440592	$1.454979	2,317,270.682
	2013	$1.435940	$1.440592	2,143,325.792
	2012	$1.385561	$1.435940	2,627,656.100
	2011	$1.368293	$1.385561	2,789,049.764
	2010	$1.310158	$1.368293	2,624,337.415
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.704379	$1.838428	1,970,459.952
	2018	$1.719450	$1.704379	1,870,322.726
	2017	$1.674038	$1.719450	2,308,355.390
	2016	$1.645892	$1.674038	2,737,763.403
	2015	$1.652721	$1.645892	2,174,063.006
	2014	$1.572469	$1.652721	1,751,595.984
	2013	$1.621380	$1.572469	2,160,720.569
	2012	$1.570406	$1.621380	2,249,109.293
	2011	$1.469683	$1.570406	2,185,060.282
	2010	$1.390332	$1.469683	2,272,009.119
Wanger International	2019	$3.243259	$4.184590	76,538.560
	2018	$3.970493	$3.243259	91,528.613
	2017	$3.009634	$3.970493	90,086.934
	2016	$3.075452	$3.009634	105,122.712
	2015	$3.095536	$3.075452	106,551.444
	2014	$3.262426	$3.095536	160,020.136
	2013	$2.686083	$3.262426	232,764.214
	2012	$2.226261	$2.686083	217,048.284
	2011	$2.627043	$2.226261	185,412.450
	2010	$2.118764	$2.627043	406,045.205
Wanger USA	2019	$3.637800	$4.733727	117,430.371
	2018	$3.719607	$3.637800	131,498.333
	2017	$3.133776	$3.719607	128,607.671
	2016	$2.777093	$3.133776	143,441.777
	2015	$2.815081	$2.777093	157,913.609
	2014	$2.706684	$2.815081	235,040.292
	2013	$2.038812	$2.706684	265,880.798
	2012	$1.711579	$2.038812	297,079.309
	2011	$1.786799	$1.711579	421,916.009
	2010	$1.459396	$1.786799	477,511.737

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AB Global Thematic Growth Portfolio - Class B	2019	$1.296282	$1.671482	8,147.440
	2018	$1.449458	$1.296282	8,147.440
	2017	$1.070339	$1.449458	12,498.259
	2016	$1.086794	$1.070339	12,498.259
	2015	$1.065646	$1.086794	14,129.674
	2014	$1.023388	$1.065646	14,129.674
	2013	$0.837927	$1.023388	14,129.674
	2012	$0.744774	$0.837927	14,129.674
	2011	$0.978718	$0.744774	14,129.674
	2010	$0.830715	$0.978718	14,129.674
AB Large Cap Growth Portfolio - Class B	2019	$2.439585	$3.256769	21,942.216
	2018	$2.399787	$2.439585	0.000
	2017	$1.834357	$2.399787	0.000
	2016	$1.803779	$1.834357	0.000
	2015	$1.637736	$1.803779	0.000
	2014	$1.447978	$1.637736	0.000
	2013	$1.063798	$1.447978	0.000
	2012	$0.917501	$1.063798	0.000
	2011	$0.959464	$0.917501	0.000
	2010	$0.879253	$0.959464	0.000
BNY Mellon Sustainable U.S. Equity – Service Shares	2019	$1.846685	$2.458756	0.000
	2018	$1.949166	$1.846685	0.000
	2017	$1.705326	$1.949166	0.000
	2016	$1.559262	$1.705326	0.000
	2015	$1.624892	$1.559262	0.000
	2014	$1.445623	$1.624892	0.000
	2013	$1.085876	$1.445623	0.000
	2012	$0.978501	$1.085876	17,751.696
	2011	$0.978466	$0.978501	19,500.621
	2010	$0.859762	$0.978466	31,529.635
BNY Mellon VIF Appreciation – Service Shares	2019	$2.225926	$3.002872	0.000
	2018	$2.411766	$2.225926	0.000
	2017	$1.911203	$2.411766	0.000
	2016	$1.787170	$1.911203	0.000
	2015	$1.848965	$1.787170	0.000
	2014	$1.725900	$1.848965	0.000
	2013	$1.437709	$1.725900	0.000
	2012	$1.313905	$1.437709	0.000
	2011	$1.216156	$1.313905	0.000
	2010	$1.063979	$1.216156	0.000
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.563737	$2.094773	72,484.551
	2018	$1.656388	$1.563737	72,484.551
	2017	$1.358981	$1.656388	73,513.426
	2016	$1.340621	$1.358981	74,034.884
	2015	$1.280629	$1.340621	73,479.646
	2014	$1.203029	$1.280629	73,479.646
	2013	$0.913671	$1.203029	74,792.435
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$3.254843	$5.011488	22,475.134
	2018	$3.578453	$3.254843	22,475.134
	2017	$2.669454	$3.578453	22,475.134
	2016	$2.257518	$2.669454	27,169.167
	2015	$2.069102	$2.257518	28,808.667
	2014	$1.664483	$2.069102	29,677.456
	2013	$1.335108	$1.664483	44,527.352
	2012	$1.255562	$1.335108	54,522.027
	2011	$1.345218	$1.255562	55,280.341
	2010	$1.176538	$1.345218	20,540.646
Columbia Variable Portfolio – Small Company Growth Fund	2019	$33.723705	$47.141654	7,498.958
	2018	$34.549359	$33.723705	7,987.520
	2017	$26.904404	$34.549359	9,651.578
	2016	$24.018219	$26.904404	18,743.960
	2015	$23.283754	$24.018219	19,624.004
	2014	$24.574808	$23.283754	19,902.474
	2013	$17.608444	$24.574808	20,745.041
	2012	$15.824070	$17.608444	21,029.809
	2011	$16.862017	$15.824070	23,314.016
	2010	$13.220026	$16.862017	26,723.127
DFA VA Global Bond Portfolio	2019	$26.101364	$27.018260	118,391.331
	2018	$25.820721	$26.101364	125,373.384
	2017	$25.450496	$25.820721	150,031.650
	2016	$25.180923	$25.450496	152,243.667
	2015	$24.958197	$25.180923	158,179.139
	2014	$24.416113	$24.958197	215,344.754
	2013	$24.661193	$24.416113	268,816.923
	2012	$23.672582	$24.661193	291,278.111
	2011	$22.797580	$23.672582	341,353.075
	2010	$21.743066	$22.797580	406,205.628
DFA VA International Small Portfolio	2019	$34.793787	$42.830843	60,060.229
	2018	$43.652152	$34.793787	72,004.404
	2017	$33.809771	$43.652152	87,430.300
	2016	$32.032725	$33.809771	114,346.983
	2015	$30.469580	$32.032725	117,850.736
	2014	$32.548248	$30.469580	156,795.824
	2013	$25.780807	$32.548248	189,686.031
	2012	$21.730295	$25.780807	203,501.119
	2011	$25.677053	$21.730295	219,783.384
	2010	$20.707949	$25.677053	228,417.357
DFA VA International Value Portfolio	2019	$31.169650	$35.879566	115,869.532
	2018	$37.838105	$31.169650	128,103.721
	2017	$30.271018	$37.838105	139,128.025
	2016	$27.924043	$30.271018	163,025.310
	2015	$30.208402	$27.924043	163,296.993
	2014	$32.749282	$30.208402	196,706.614
	2013	$27.095590	$32.749282	239,859.419
	2012	$23.312751	$27.095590	247,213.727
	2011	$28.253229	$23.312751	261,993.800
	2010	$25.728187	$28.253229	280,416.820
DFA VA Short-Term Fixed Portfolio	2019	$16.084918	$16.383014	235,254.317
	2018	$15.907179	$16.084918	214,717.735
	2017	$15.877837	$15.907179	236,866.798
	2016	$15.855813	$15.877837	251,908.636
	2015	$15.910809	$15.855813	259,636.360
	2014	$15.990885	$15.910809	337,701.066
	2013	$16.053950	$15.990885	449,724.065
	2012	$16.023587	$16.053950	520,412.381
	2011	$16.058179	$16.023587	572,312.918
	2010	$15.985114	$16.058179	586,737.960
DFA VA U.S. Large Value Portfolio	2019	$65.660217	$82.057279	81,006.680
	2018	$75.200976	$65.660217	89,285.338
	2017	$63.560698	$75.200976	107,473.843
	2016	$53.815637	$63.560698	125,670.215
	2015	$56.075735	$53.815637	134,211.092
	2014	$51.740072	$56.075735	192,164.046
	2013	$36.980959	$51.740072	227,932.781
	2012	$30.524448	$36.980959	250,345.425
	2011	$31.812823	$30.524448	284,875.745
	2010	$26.544094	$31.812823	317,074.585

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
DFA VA U.S. Targeted Value Portfolio	2019	$75.973892	$92.511485	43,135.445
	2018	$90.895194	$75.973892	53,120.328
	2017	$83.344893	$90.895194	59,911.226
	2016	$65.797180	$83.344893	69,027.525
	2015	$69.879111	$65.797180	76,740.073
	2014	$67.819508	$69.879111	100,692.919
	2013	$47.197896	$67.819508	123,793.203
	2012	$39.550637	$47.197896	140,540.944
	2011	$41.703705	$39.550637	157,851.091
	2010	$32.520962	$41.703705	178,367.713
Federated Hermes Fund for U.S. Government Securities II	2019	$23.026431	$24.227134	31,473.765
	2018	$23.072292	$23.026431	35,894.297
	2017	$22.783376	$23.072292	36,094.068
	2016	$22.568548	$22.783376	44,556.812
	2015	$22.598269	$22.568548	45,329.725
	2014	$21.740349	$22.598269	50,475.725
	2013	$22.339823	$21.740349	53,870.480
	2012	$21.836037	$22.339823	67,775.064
	2011	$20.777219	$21.836037	72,192.407
	2010	$19.884787	$20.777219	74,525.993
Federated Hermes Government Money Fund II	2019	$14.496118	$14.638988	64,141.874
	2018	$14.410596	$14.496118	80,781.637
	2017	$14.458816	$14.410596	90,987.207
	2016	$14.552514	$14.458816	122,669.154
	2015	$14.646976	$14.552514	124,959.195
	2014	$14.742173	$14.646976	112,047.364
	2013	$14.837994	$14.742173	138,630.948
	2012	$14.934983	$14.837994	172,551.944
	2011	$15.031798	$14.934983	193,702.724
	2010	$15.129344	$15.031798	151,015.399
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$35.702426	$40.630838	27,065.456
	2018	$37.157076	$35.702426	28,934.718
	2017	$34.970659	$37.157076	28,990.858
	2016	$30.654718	$34.970659	30,085.941
	2015	$31.688569	$30.654718	26,978.023
	2014	$31.038949	$31.688569	50,828.971
	2013	$29.200189	$31.038949	55,983.750
	2012	$25.624871	$29.200189	71,320.826
	2011	$24.523836	$25.624871	66,253.419
Federated Hermes Managed Volatility Fund II – Primary Shares	2010	$21.514199	$24.523836	82,882.603
	2019	$29.811901	$35.610751	12,533.568
	2018	$32.791802	$29.811901	12,845.942
	2017	$27.943634	$32.791802	6,725.328
	2016	$26.116485	$27.943634	8,498.915
	2015	$28.435067	$26.116485	9,560.955
	2014	$27.542818	$28.435067	10,497.002
	2013	$22.770881	$27.542818	11,505.917
	2012	$20.184624	$22.770881	13,137.216
	2011	$19.389953	$20.184624	14,525.263
	2010	$17.411869	$19.389953	14,297.560
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$2.132374	$2.787621	46,688.055
	2018	$2.292484	$2.132374	55,079.957
	2017	$1.893191	$2.292484	97,129.633
	2016	$1.764229	$1.893191	129,481.184
	2015	$1.763861	$1.764229	232,305.952
	2014	$1.585911	$1.763861	243,808.751
	2013	$1.215818	$1.585911	266,285.386
	2012	$1.051197	$1.215818	72,164.086
	2011	$1.085432	$1.051197	160,308.386
	2010	$0.932014	$1.085432	141,700.401
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$3.194799	$3.918457	0.000
	2018	$3.762747	$3.194799	0.000
	2017	$3.134810	$3.762747	0.000
	2016	$2.811204	$3.134810	0.000
	2015	$2.869341	$2.811204	24,549.008
	2014	$2.717176	$2.869341	25,435.820
	2013	$2.007507	$2.717176	26,378.655
	2012	$1.759650	$2.007507	27,451.413
	2011	$1.981342	$1.759650	28,733.034
	2010	$1.547891	$1.981342	30,067.510

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$2.147517	$2.870330	50,476.209
	2018	$2.614337	$2.147517	39,154.907
	2017	$2.204559	$2.614337	39,553.414
	2016	$2.024081	$2.204559	27,940.610
	2015	$2.099974	$2.024081	116,356.681
	2014	$1.979133	$2.099974	119,546.723
	2013	$1.526504	$1.979133	120,055.207
	2012	$1.207149	$1.526504	120,229.574
	2011	$1.332318	$1.207149	136,183.579
	2010	$1.058944	$1.332318	141,082.206
NVIT Emerging Markets – Class D Shares	2019	$11.276256	$13.733370	14,690.735
	2018	$13.792405	$11.276256	15,269.984
	2017	$9.838741	$13.792405	18,378.395
	2016	$10.070889	$9.838741	20,631.678
TA Barrow Hanley Dividend Focused - Initial Class	2019	$2.000685	$2.463010	5,256.648
	2018	$2.275474	$2.000685	8,330.516
	2017	$1.967087	$2.275474	12,124.934
	2016	$1.722885	$1.967087	12,832.368
	2015	$1.798734	$1.722885	10,938.947
	2014	$1.614007	$1.798734	37,795.168
	2013	$1.247293	$1.614007	37,795.168
	2012	$1.123715	$1.247293	10,938.947
	2011	$1.100893	$1.123715	12,921.479
	2010	$1.003266	$1.100893	12,921.479
TA BlackRock Global Real Estate Securities - Initial Class	2019	$39.958773	$49.701603	5,522.409
	2018	$44.733350	$39.958773	6,292.275
	2017	$40.445482	$44.733350	6,278.725
	2016	$40.454956	$40.445482	6,652.432
	2015	$40.964343	$40.454956	7,557.351
	2014	$36.306027	$40.964343	28,370.422
	2013	$35.171703	$36.306027	30,133.059
	2012	$28.264016	$35.171703	34,458.473
	2011	$30.178545	$28.264016	18,707.634
	2010	$26.260490	$30.178545	20,906.184
TA International Growth - Initial Class	2019	$1.905927	$2.417806	8,858.290
	2018	$2.331121	$1.905927	9,224.136
	2017	$1.843859	$2.331121	9,637.479
	2016	$1.854364	$1.843859	10,087.593
	2015	$1.864985	$1.854364	10,593.245
	2014	$1.979521	$1.864985	367,557.291
	2013	$1.687156	$1.979521	367,694.617
	2012	$1.390171	$1.687156	201,283.780
	2011	$1.555644	$1.390171	39,031.720
	2010	$1.417019	$1.555644	52,111.364
TA Janus Mid-Cap Growth - Initial Class	2019	$2.018512	$2.741688	42,381.199
	2018	$2.056751	$2.018512	42,929.746
	2017	$1.604613	$2.056751	57,652.308
	2016	$1.648702	$1.604613	72,295.445
	2015	$1.747347	$1.648702	127,678.865
	2014	$1.758446	$1.747347	152,289.074
	2013	$1.271998	$1.758446	153,506.584
	2012	$1.173717	$1.271998	118,404.099
	2011	$1.266292	$1.173717	140,670.884
	2010	$0.951836	$1.266292	103,493.698
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.976680	$2.236934	0.000
	2018	$2.072032	$1.976680	0.000
	2017	$1.848660	$2.072032	0.000
	2016	$1.778430	$1.848660	0.000
	2015	$1.825709	$1.778430	0.000
	2014	$1.798219	$1.825709	0.000
	2013	$1.654920	$1.798219	0.000
	2012	$1.550082	$1.654920	0.000
	2011	$1.519782	$1.550082	0.000
	2010	$1.404243	$1.519782	0.000

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$2.212634	$2.771035	879.192
	2018	$2.485438	$2.212634	879.192
	2017	$2.007117	$2.485438	879.192
	2016	$1.904398	$2.007117	879.192
	2015	$1.954504	$1.904398	0.000
	2014	$1.914932	$1.954504	51,022.843
	2013	$1.519899	$1.914932	51,536.273
	2012	$1.358668	$1.519899	0.000
	2011	$1.445802	$1.358668	0.000
	2010	$1.265933	$1.445802	0.000
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$2.140442	$2.475805	11,064.385
	2018	$2.270855	$2.140442	11,064.385
	2017	$1.962421	$2.270855	11,064.385
	2016	$1.871034	$1.962421	11,064.385
	2015	$1.926084	$1.871034	11,064.385
	2014	$1.886414	$1.926084	11,064.385
	2013	$1.672840	$1.886414	11,064.385
	2012	$1.538596	$1.672840	53,022.997
	2011	$1.539558	$1.538596	11,064.385
	2010	$1.403899	$1.539558	139,283.709
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$2.216018	$2.642278	137,227.042
	2018	$2.400193	$2.216018	137,227.042
	2017	$2.016941	$2.400193	137,227.042
	2016	$1.905283	$2.016941	7,784.263
	2015	$1.961456	$1.905283	7,784.263
	2014	$1.924701	$1.961456	7,784.263
	2013	$1.622696	$1.924701	7,784.263
	2012	$1.476147	$1.622696	7,784.263
	2011	$1.516244	$1.476147	16,710.645
	2010	$1.353792	$1.516244	21,872.987
TA JPMorgan Enhanced Index - Initial Class	2019	$30.057509	$39.131447	38,856.510
	2018	$32.189187	$30.057509	45,227.604
	2017	$26.741155	$32.189187	74,509.287
	2016	$24.170848	$26.741155	89,520.051
	2015	$24.345908	$24.170848	107,838.816
	2014	$21.460021	$24.345908	115,550.948
	2013	$16.299394	$21.460021	138,765.984
	2012	$14.100350	$16.299394	146,765.023
	2011	$14.087667	$14.100350	149,730.326
	2010	$12.310946	$14.087667	149,822.673
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.441402	$1.660102	0.000
	2018	$1.516516	$1.441402	0.000
	2017	$1.342207	$1.516516	0.000
	2016	$1.299702	$1.342207	0.000
	2015	$1.328039	$1.299702	0.000
	2014	$1.275322	$1.328039	0.000
	2013	$1.148521	$1.275322	0.000
	2012	$1.063764	$1.148521	0.000
	2011	$1.054136	$1.063764	0.000
	2010	$0.955229	$1.054136	0.000
TA Managed Risk – Growth ETF - Initial Class	2019	$1.473917	$1.753487	0.000
	2018	$1.595014	$1.473917	0.000
	2017	$1.351490	$1.595014	0.000
	2016	$1.295851	$1.351490	0.000
	2015	$1.346975	$1.295851	0.000
	2014	$1.301472	$1.346975	8,174.894
	2013	$1.099977	$1.301472	8,174.894
	2012	$0.990396	$1.099977	0.000
	2011	$1.005428	$0.990396	0.000
	2010	$0.894355	$1.005428	0.000
TA Morgan Stanley Capital Growth - Initial Class	2019	$3.588455	$4.411664	0.000
	2018	$3.385646	$3.588455	0.000
	2017	$2.373065	$3.385646	0.000
	2016	$2.443758	$2.373065	0.000
	2015	$2.200275	$2.443758	0.000
	2014	$2.089147	$2.200275	0.000
	2013	$1.418360	$2.089147	0.000
	2012	$1.235521	$1.418360	0.000
	2011	$1.320204	$1.235521	0.000
	2010	$1.042704	$1.320204	5,517.439
TA Multi-Managed Balanced - Initial Class	2019	$1.965034	$2.377330	190,849.332
	2018	$2.052992	$1.965034	199,337.060
	2017	$1.810376	$2.052992	209,078.129
	2016	$1.689099	$1.810376	358,079.351
	2015	$1.696440	$1.689099	513,607.421
	2014	$1.540909	$1.696440	531,673,975
	2013	$1.313314	$1.540909	553,594.899
	2012	$1.174304	$1.313314	524,494.739
	2011	$1.136065	$1.174304	626,003.897
	2010	$1.000000	$1.136065	676,523.414

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Initial Class	2019	$1.844155	$1.986401	266,937.088
	2018	$1.868439	$1.844155	292,073.321
	2017	$1.792960	$1.868439	338,841.020
	2016	$1.756941	$1.792960	360,039.325
	2015	$1.756235	$1.756941	362,874.873
	2014	$1.688729	$1.756235	383,107.429
	2013	$1.744120	$1.688729	464,282.507
	2012	$1.632288	$1.744120	798,336.291
	2011	$1.545963	$1.632288	1,759,175.107
	2010	$1.451583	$1.545963	1,873,033.906
TA Small/Mid Cap Value - Initial Class	2019	$71.467255	$88.955527	9,757.448
	2018	$81.243505	$71.467255	10,057.452
	2017	$70.764173	$81.243505	9,703.846
	2016	$58.800822	$70.764173	10,327.670
	2015	$60.708181	$58.800822	11,303.299
	2014	$58.068445	$60.708181	15,314.855
	2013	$42.874717	$58.068445	17,029.409
	2012	$37.078960	$42.874717	17,727.769
	2011	$38.338220	$37.078960	25,928.321
	2010	$29.588484	$38.338220	24,065.977
TA T. Rowe Price Small Cap - Initial Class	2019	$2.690333	$3.548894	49,395.759
	2018	$2.914303	$2.690333	74,166.529
	2017	$2.396586	$2.914303	69,887.726
	2016	$2.168777	$2.396586	63,801.047
	2015	$2.131009	$2.168777	38,462.093
	2014	$2.013015	$2.131009	40,836.914
	2013	$1.406325	$2.013015	41,467.064
	2012	$1.223521	$1.406325	40,919.874
	2011	$1.210953	$1.223521	39,173.721
	2010	$0.906691	$1.210953	15,504.336
TA TS&W International Equity - Initial Class	2019	$16.812643	$20.222527	13,626.002
	2018	$20.031823	$16.812643	14,123.427
	2017	$16.403578	$20.031823	14,086.848
	2016	$16.334007	$16.403578	22,418.027
	2015	$16.226519	$16.334007	23,845.485
	2014	$17.225047	$16.226519	29,893.951
	2013	$13.942953	$17.225047	35,254.803
	2012	$12.020482	$13.942953	38,759.669
	2011	$14.116252	$12.020482	44,427.955
	2010	$13.097510	$14.116252	53,283.321
TA WMC US Growth - Initial Class	2019	$2.801181	$3.897590	291,772.575
	2018	$2.813552	$2.801181	318,407.309
	2017	$2.191854	$2.813552	353,977.335
	2016	$2.145750	$2.191854	406,413.812
	2015	$2.021286	$2.145750	436,965.512
	2014	$1.831104	$2.021286	619,524.165
	2013	$1.391316	$1.831104	679,905.522
	2012	$1.237449	$1.391316	760,998.530
	2011	$1.293771	$1.237449	1,378,235.317
	2010	$1.105313	$1.293771	1,402,839.584
Vanguard VIF Equity Index Portfolio	2019	$2.859209	$3.729952	225,843.056
	2018	$3.013722	$2.859209	259,439.509
	2017	$2.493281	$3.013722	281,815.345
	2016	$2.244366	$2.493281	368,110.754
	2015	$2.230711	$2.244366	379,566.946
	2014	$1.978052	$2.230711	534,304.401
	2013	$1.506201	$1.978052	559,773.473
	2012	$1.308529	$1.506201	591,928.013
	2011	$1.292033	$1.308529	677,257.474
	2010	$1.131654	$1.292033	823,362.337
Vanguard VIF International Portfolio	2019	$1.388803	$1.810568	140,873.611
	2018	$1.599660	$1.388803	167,006.652
	2017	$1.128452	$1.599660	136,165.772
	2016	$1.114852	$1.128452	63,112.908
	2015	$1.130787	$1.114852	44,461.552
	2014	$1.211486	$1.130787	54,894.229
	2013	$0.989295	$1.211486	51,675.484
	2012	$0.828842	$0.989295	43,921.156
	2011	$0.964834	$0.828842	210,131.428
	2010	$0.839168	$0.964834	203,905.580

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Vanguard VIF Mid-Cap Index Portfolio	2019	$3.358326	$4.366743	81,164.627
	2018	$3.728095	$3.358326	83,941.626
	2017	$3.151040	$3.728095	112,784.628
	2016	$2.854247	$3.151040	115,504.398
	2015	$2.914621	$2.854247	46,745.608
	2014	$2.582503	$2.914621	52,592.509
	2013	$1.926416	$2.582503	56,483.401
	2012	$1.674201	$1.926416	57,273.569
	2011	$1.720098	$1.674201	62,020.552
	2010	$1.380944	$1.720098	88,568.493
Vanguard VIF Real Estate Index Portfolio	2019	$3.653777	$4.675894	64,527.779
	2018	$3.885614	$3.653777	92,722.393
	2017	$3.732502	$3.885614	78,252.960
	2016	$3.466987	$3.732502	96,766.632
	2015	$3.413608	$3.466987	125,404.153
	2014	$2.640693	$3.413608	238,104.275
	2013	$2.597295	$2.640693	267,383.321
	2012	$2.225664	$2.597295	265,580.623
	2011	$2.065794	$2.225664	263,254.836
	2010	$1.621212	$2.065794	284,623.925
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.538346	$1.615427	660,654.066
	2018	$1.532446	$1.538346	815,210.015
	2017	$1.510770	$1.532446	1,080,291.854
	2016	$1.480363	$1.510770	1,302,917.459
	2015	$1.473385	$1.480363	1,255,253.282
	2014	$1.457339	$1.473385	1,527,000.465
	2013	$1.451222	$1.457339	1,560,178.627
	2012	$1.398904	$1.451222	1,276,722.604
	2011	$1.380145	$1.398904	1,097,306.392
	2010	$1.320221	$1.380145	508,309.401
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.732886	$1.871035	101,279.632
	2018	$1.746463	$1.732886	113,665.797
	2017	$1.698645	$1.746463	145,006.968
	2016	$1.668427	$1.698645	149,110.352
	2015	$1.673679	$1.668427	167,564.942
	2014	$1.590828	$1.673679	275,674.797
	2013	$1.638680	$1.590828	252,668.466
	2012	$1.585578	$1.638680	248,743.565
	2011	$1.482418	$1.585578	227,992.628
	2010	$1.400983	$1.482418	147,514.720
Wanger International	2019	$79.076477	$102.128928	4,837.670
	2018	$96.711004	$79.076477	5,305.588
	2017	$73.234442	$96.711004	5,215.632
	2016	$74.761839	$73.234442	5,404.334
	2015	$75.175353	$74.761839	7,635.803
	2014	$79.149573	$75.175353	9,089.357
	2013	$65.102210	$79.149573	9,345.267
	2012	$53.903913	$65.102210	12,875.298
	2011	$63.544865	$53.903913	14,193.646
	2010	$51.199411	$63.544865	16,776.413
Wanger USA	2019	$89.570630	$116.670579	8,755.161
	2018	$91.493267	$89.570630	10,476.233
	2017	$77.007034	$91.493267	10,868.992
	2016	$68.174478	$77.007034	15,094.605
	2015	$69.038315	$68.174478	16,292.007
	2014	$66.314153	$69.038315	19,639.715
	2013	$49.901662	$66.314153	21,344.755
	2012	$41.850812	$49.901662	26,850.733
	2011	$43.646843	$41.850812	32,670.665
	2010	$35.613826	$43.646843	35,115.682

		Separate Account Expense 0.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AB Global Thematic Growth Portfolio - Class B	2019	$1.307652	$1.686971	0.000
	2018	$1.461442	$1.307652	0.000
	2017	$1.078658	$1.461442	0.000
	2016	$1.094692	$1.078658	0.000
	2015	$1.072854	$1.094692	0.000
	2014	$1.029791	$1.072854	0.000
	2013	$0.842755	$1.029791	0.000
	2012	$0.748696	$0.842755	0.000
	2011	$0.983391	$0.748696	0.000
	2010	$0.834271	$0.983391	0.000
AB Large Cap Growth Portfolio - Class B	2019	$2.460998	$3.286973	20,066.467
	2018	$2.419646	$2.460998	20,006.467
	2017	$1.848612	$2.419646	20,066.467
	2016	$1.816897	$1.848612	20,066.467
	2015	$1.648824	$1.816897	20,196.888
	2014	$1.457067	$1.648824	20,447.146
	2013	$1.069946	$1.457067	20,704.517
	2012	$0.922344	$1.069946	20,961.198
	2011	$0.964047	$0.922344	21,225.561
	2010	$0.883020	$0.964047	21,487.769
BNY Mellon Sustainable U.S. Equity – Service Shares	2019	$1.862803	$2.481455	0.000
	2018	$1.965197	$1.862803	0.000
	2017	$1.718500	$1.965197	71,814.260
	2016	$1.570529	$1.718500	71,814.260
	2015	$1.635832	$1.570529	80,104.216
	2014	$1.454629	$1.635832	82,464.231
	2013	$1.092099	$1.454629	82,464.231
	2012	$0.983620	$1.092099	94,647.129
	2011	$0.983110	$0.983620	174,839.439
	2010	$0.863423	$0.983110	174,839.439
BNY Mellon VIF Appreciation – Service Shares	2019	$2.245371	$3.030607	9,068.699
	2018	$2.431622	$2.245371	9,068.699
	2017	$1.925993	$2.431622	9,068.699
	2016	$1.800107	$1.925993	9,153.278
	2015	$1.861421	$1.800107	10,526.465
	2014	$1.736667	$1.861421	10,526.465
	2013	$1.445966	$1.736667	13,277.425
	2012	$1.320792	$1.445966	25,579.438
	2011	$1.221916	$1.320792	29,345.170
	2010	$1.068504	$1.221916	29,894.382
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.568186	$2.101767	17,309.818
	2018	$1.660277	$1.568186	17,427.251
	2017	$1.361488	$1.660277	21,782.746
	2016	$1.342426	$1.361488	22,506.002
	2015	$1.281716	$1.342426	20,789.963
	2014	$1.203444	$1.281716	20,789.963
	2013	$1.000000	$1.203444	29,283.441
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$3.283355	$5.057889	10,949.460
	2018	$3.608002	$3.283355	10,949.460
	2017	$2.690164	$3.608002	10,949.460
	2016	$2.273902	$2.690164	10,949.460
	2015	$2.083082	$2.273902	10,949.460
	2014	$1.674892	$2.083082	10,949.460
	2013	$1.342791	$1.674892	10,949.460
	2012	$1.262168	$1.342791	10,949.460
	2011	$1.351632	$1.262168	10,949.460
	2010	$1.181560	$1.351632	0.000
Columbia Variable Portfolio – Small Company Growth Fund	2019	$2.792604	$3.905664	147,567.691
	2018	$2.859550	$2.792604	149,667.914
	2017	$2.225698	$2.859550	185,019.001
	2016	$1.985953	$2.225698	157,511.431
	2015	$1.924264	$1.985953	161,802.030
	2014	$2.029953	$1.924264	165,129.027
	2013	$1.453784	$2.029953	205,813.853
	2012	$1.305809	$1.453784	214,767.030
	2011	$1.390769	$1.305809	860,135.540
	2010	$1.089830	$1.390769	978,756.721
DFA VA Global Bond Portfolio	2019	$1.673126	$1.732781	12,858,596.057
	2018	$1.654300	$1.673126	14,284,246.429
	2017	$1.629770	$1.654300	17,817,175.522
	2016	$1.611708	$1.629770	19,908,542.162
	2015	$1.596651	$1.611708	21,819,182.410
	2014	$1.561200	$1.596651	24,150,952.030
	2013	$1.576102	$1.561200	24,703,617.036
	2012	$1.512168	$1.576102	23,292,924.203
	2011	$1.455557	$1.512168	25,415,883.674
	2010	$1.387529	$1.455557	24,875,346.773
DFA VA International Small Portfolio	2019	$3.828872	$4.715650	2,614,064.183
	2018	$4.801294	$3.828872	2,877,009.755
	2017	$3.716883	$4.801294	3,554,737.285
	2016	$3.519768	$3.716883	4,119,619.576
	2015	$3.346343	$3.519768	4,572,991.294
	2014	$3.572863	$3.346343	5,681,934.391
	2013	$2.828593	$3.572863	6,495,942.435
	2012	$2.382999	$2.828593	7,157,665.914
	2011	$2.814412	$2.382999	7,492,385.863
	2010	$2.268629	$2.814412	7,657,478.997
DFA VA International Value Portfolio	2019	$2.368814	$2.728112	4,800,061.316
	2018	$2.874166	$2.368814	6,072,936.209
	2017	$2.298235	$2.874166	7,463,014.804
	2016	$2.119004	$2.298235	9,289,602.677
	2015	$2.291216	$2.119004	11,553,433.933
	2014	$2.482705	$2.291216	12,025,290.519
	2013	$2.053088	$2.482705	12,425,741.471
	2012	$1.765571	$2.053088	13,373,933.124
	2011	$2.138671	$1.765571	13,704,788.269
	2010	$1.946565	$2.138671	13,541,525.754
DFA VA Short-Term Fixed Portfolio	2019	$1.245111	$1.268786	13,597,379.895
	2018	$1.230707	$1.245111	16,026,493.631
	2017	$1.227801	$1.230707	16,676,471.907
	2016	$1.225469	$1.227801	18,387,732.855
	2015	$1.299072	$1.225469	18,639,732.574
	2014	$1.234618	$1.299072	20,639,048.205
	2013	$1.238827	$1.234618	21,117,922.313
	2012	$1.235817	$1.238827	19,573,287.930
	2011	$1.237827	$1.235817	27,815,541.847
	2010	$1.231551	$1.237827	24,000,407.447
DFA VA U.S. Large Value Portfolio	2019	$2.791234	$3.490009	9,661,523.456
	2018	$3.195208	$2.791234	10,904,516.116
	2017	$2.699290	$3.195208	13,658,283.459
	2016	$2.284307	$2.699290	15,141,847.441
	2015	$2.379060	$2.284307	16,323,087.490
	2014	$2.194032	$2.379060	17,524,769.200
	2013	$1.567396	$2.194032	19,995,643.606
	2012	$1.293103	$1.567396	22,270,725.645
	2011	$1.347022	$1.293103	24,159,273.665
	2010	$1.123378	$1.347022	26,005,012.657

		Separate Account Expense 0.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
DFA VA U.S. Targeted Value Portfolio	2019	$3.764129	$4.585765	3,673,911.550
	2018	$4.501164	$3.764129	4,145,179.644
	2017	$4.125233	$4.501164	5,162,631.284
	2016	$3.255078	$4.125233	6,523,806.321
	2015	$3.455306	$3.255078	7,223,083.093
	2014	$3.351796	$3.455306	8,106,568.992
	2013	$2.331478	$3.351796	9,926,538.529
	2012	$1.952747	$2.331478	11,489,108.473
	2011	$2.058024	$1.952747	11,549,161.343
	2010	$1.604067	$2.058024	14,276,786.224
Federated Hermes Fund for U.S. Government Securities II	2019	$1.641172	$1.727605	470,929.004
	2018	$1.643617	$1.641172	480,046.816
	2017	$1.622235	$1.643617	1,733,821.951
	2016	$1.606142	$1.622235	1,286,059.004
	2015	$1.607453	$1.606142	1,292,506.935
	2014	$1.545666	$1.607453	1,443,910.967
	2013	$1.587503	$1.545666	1,347,265.638
	2012	$1.550928	$1.587503	1,660,434.572
	2011	$1.474991	$1.550928	2,926,207.574
	2010	$1.410936	$1.474991	2,059,366.210
Federated Hermes Government Money Fund II	2019	$1.106752	$1.118213	1,926,031.766
	2018	$1.099673	$1.106752	14,810,047.876
	2017	$1.102809	$1.099673	1,997,757.674
	2016	$1.109380	$1.102809	3,812,028.805
	2015	$1.115993	$1.109380	11,466,839.399
	2014	$1.122620	$1.115993	6,502,089.354
	2013	$1.129267	$1.122620	5,752,918.572
	2012	$1.136177	$1.129267	7,752,347.374
	2011	$1.143039	$1.136177	7,905,682.722
	2010	$1.149905	$1.143039	5,840,535.529
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$2.870279	$3.268123	322,937.119
	2018	$2.985726	$2.870279	365,965.682
	2017	$2.808661	$2.985726	515,531.792
	2016	$2.460801	$2.808661	766,207.291
	2015	$2.540920	$2.460801	881,960.374
	2014	$2.489170	$2.540920	1,184,636.138
	2013	$2.340543	$2.489170	1,281,414.234
	2012	$2.052929	$2.340543	1,202,276.767
	2011	$1.963739	$2.052929	1,198,271.735
	2010	$1.721884	$1.963739	1,475,462.363
Federated Hermes Managed Volatility Fund II – Primary Shares	2019	$1.968778	$2.352912	343,617.939
	2018	$2.164491	$1.968778	2,363,033.916
	2017	$1.843565	$2.164491	2,248,866.565
	2016	$1.722165	$1.843565	959,574.495
	2015	$1.874128	$1.722165	267,432.192
	2014	$1.814426	$1.874128	556,092.215
	2013	$1.499321	$1.814426	460,941.789
	2012	$1.328366	$1.499321	447,400.124
	2011	$1.275437	$1.328366	355,390.783
	2010	$1.144745	$1.275437	639,347.870
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$2.145828	$2.806603	940,254.008
	2018	$2.305794	$2.145828	1,231,656.483
	2017	$1.903242	$2.305794	1,503,084.759
	2016	$1.772713	$1.903242	1,959,279.334
	2015	$1.771466	$1.772713	2,373,473.893
	2014	$1.591965	$1.771466	2,546,546.346
	2013	$1.219851	$1.591965	2,637,082.381
	2012	$1.054158	$1.219851	2,901,678.331
	2011	$1.087948	$1.054158	3,179,028.556
	2010	$0.933714	$1.087948	3,628,858.553
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$3.218192	$3.949108	250,924.089
	2018	$3.788406	$3.218192	264,491.476
	2017	$3.154626	$3.788406	372,450.201
	2016	$2.827574	$3.154626	402,460.124
	2015	$2.884608	$2.827574	429,714.182
	2014	$2.730281	$2.884608	488,003.018
	2013	$2.016189	$2.730281	513,108.158
	2012	$1.766372	$2.016189	543,638.695
	2011	$1.987927	$1.766372	434,766.102
	2010	$1.552256	$1.987927	529,297.307
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$2.163268	$2.892831	206,967.309
	2018	$2.632197	$2.163268	209,790.922
	2017	$2.218520	$2.632197	216,887.474
	2016	$2.035872	$2.218520	125,970.967
	2015	$2.111157	$2.035872	272,988.708
	2014	$1.988695	$2.111157	265,254.723
	2013	$1.533122	$1.988695	269,577.112
	2012	$1.211767	$1.533122	310,659.973
	2011	$1.336744	$1.211767	402,167.657
	2010	$1.061921	$1.336744	420,538.901
NVIT Emerging Markets Fund – Class D	2019	$11.289755	$13.756643	29,376.954
	2018	$13.802020	$11.289755	47,211.993
	2017	$9.840733	$13.802020	70,675.193
	2016	$10.070903	$9.840733	104,311.249

		Separate Account Expense 0.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Barrow Hanley Dividend Focused - Initial Class	2019	$2.009764	$2.475401	319,385.531
	2018	$2.284652	$2.009764	328,101.276
	2017	$1.974043	$2.284652	373,176.775
	2016	$1.728119	$1.974043	378,331.604
	2015	$1.803313	$1.728119	423,862.929
	2014	$1.617311	$1.803313	444,913.232
	2013	$1.249223	$1.617311	376,586.510
	2012	$1.124887	$1.249223	265,684.657
	2011	$1.101489	$1.124887	253,391.035
	2010	$1.003320	$1.101489	201,217.847
TA BlackRock Global Real Estate Securities - Initial Class	2019	$3.264470	$4.062437	201,231.817
	2018	$3.652717	$3.264470	299,146.830
	2017	$3.300957	$3.652717	396,878.017
	2016	$3.300084	$3.300957	513,444.165
	2015	$3.339975	$3.300084	475,608.984
	2014	$2.958696	$3.339975	449,071.601
	2013	$2.864825	$2.958696	435,523.757
	2012	$2.301028	$2.864825	366,088.126
	2011	$2.455672	$2.301028	421,332.703
	2010	$2.135792	$2.455672	425,910.298
TA International Growth - Initial Class	2019	$1.921825	$2.439179	69,404.529
	2018	$2.349388	$1.921825	242,531.105
	2017	$1.857400	$2.349388	259,915.464
	2016	$1.867044	$1.857400	630,033.688
	2015	$1.876815	$1.867044	658,751.074
	2014	$1.991089	$1.876815	653,619.314
	2013	$1.696172	$1.991089	767,049.699
	2012	$1.396902	$1.696172	773,830.149
	2011	$1.562393	$1.396902	747,699.587
	2010	$1.422470	$1.562393	763,017.966
TA Janus Mid-Cap Growth - Initial Class	2019	$2.036194	$2.767074	59,666.925
	2018	$2.073733	$2.036194	44,071.066
	2017	$1.617058	$2.073733	50,405.997
	2016	$1.660670	$1.617058	51,427.113
	2015	$1.759148	$1.660670	108,525.047
	2014	$1.769437	$1.759148	142,405.118
	2013	$1.279305	$1.769437	290,511.466
	2012	$1.179874	$1.279305	323,870.400
	2011	$1.272301	$1.179874	164,684.277
	2010	$0.955877	$1.272301	301,380.768
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.993107	$2.256639	143,691.114
	2018	$2.088207	$1.993107	127,913.577
	2017	$1.862176	$2.088207	101,570.674
	2016	$1.790555	$1.862176	153,436.425
	2015	$1.837258	$1.790555	167,448.927
	2014	$1.808699	$1.837258	416,992.486
	2013	$1.663728	$1.808699	432,987.498
	2012	$1.557556	$1.663728	633,018.286
	2011	$1.526349	$1.557556	685,692.090
	2010	$1.409610	$1.526349	756,519.276

		Separate Account Expense 0.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$2.230996	$2.795418	49,276.848
	2018	$2.504810	$2.230996	52,330.327
	2017	$2.021770	$2.504810	90,677.164
	2016	$1.917353	$2.021770	53,857.090
	2015	$1.966819	$1.917353	206,683.347
	2014	$1.926054	$1.966819	1,956,372.584
	2013	$1.527955	$1.926054	1,835,274.673
	2012	$1.365188	$1.527955	376,805.579
	2011	$1.452021	$1.365188	288,424.845
	2010	$1.270750	$1.452021	542,446.524
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$2.158236	$2.497627	151,307.803
	2018	$2.288594	$2.158236	152,519.260
	2017	$1.976777	$2.288594	183,777.990
	2016	$1.883780	$1.976777	239,515.167
	2015	$1.938251	$1.883780	158,033.029
	2014	$1.897387	$1.938251	240,851.220
	2013	$1.681736	$1.897387	246,400.326
	2012	$1.546003	$1.681736	648,264.232
	2011	$1.546209	$1.546003	549,062.094
	2010	$1.409260	$1.546209	520,241.767
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$2.234439	$2.665564	295,169.913
	2018	$2.418935	$2.234439	297,187.231
	2017	$2.031690	$2.418935	305,708.433
	2016	$1.918275	$2.031690	445,502.978
	2015	$1.973863	$1.918275	239,069.001
	2014	$1.935910	$1.973863	277,439.466
	2013	$1.631336	$1.935910	290,903.400
	2012	$1.483262	$1.631336	154,355.920
	2011	$1.522795	$1.483262	193,234.699
	2010	$1.358967	$1.522795	242,087.082
TA JPMorgan Enhanced Index - Initial Class	2019	$2.412287	$3.142090	147,777.556
	2018	$2.582078	$2.412287	188,194.391
	2017	$2.144003	$2.582078	263,284.295
	2016	$1.936951	$2.144003	419,290.382
	2015	$1.950012	$1.936951	716,147.797
	2014	$1.718014	$1.950012	894,962.021
	2013	$1.304224	$1.718014	712,617.554
	2012	$1.127696	$1.304224	486,489.315
	2011	$1.126117	$1.127696	553,211.140
	2010	$0.983606	$1.126117	672,109.252
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.449043	$1.669739	11,787.180
	2018	$1.523787	$1.449043	20,315.602
	2017	$1.347972	$1.523787	266,509.746
	2016	$1.304638	$1.347972	229,638.303
	2015	$1.332422	$1.304638	199,894.643
	2014	$1.278901	$1.332422	290,144.733
	2013	$1.151172	$1.278901	677,186.992
	2012	$1.065703	$1.151172	2,128,983.991
	2011	$1.055539	$1.065703	0.000
	2010	$0.956015	$1.055539	1,064,533.808
TA Managed Risk – Growth ETF - Initial Class	2019	$1.481721	$1.763650	105,170.446
	2018	$1.602673	$1.481721	107,561.703
	2017	$1.357308	$1.602673	109,601.389
	2016	$1.300784	$1.357308	113,549.977
	2015	$1.351432	$1.300784	216,229.818
	2014	$1.305126	$1.351432	2,894,905.837
	2013	$1.102518	$1.305126	2,934,036.349
	2012	$0.992184	$1.102518	1,351,292.349
	2011	$1.006742	$0.992184	0.000
	2010	$0.895087	$1.006742	1,136,651.688
TA Morgan Stanley Capital Growth - Initial Class	2019	$3.619799	$4.452399	1,767.031
	2018	$3.413511	$3.619799	1,767.031
	2017	$2.391418	$3.413511	1,767.031
	2016	$2.461430	$2.391418	1,767.031
	2015	$2.215087	$2.461430	1,767.031
	2014	$2.102175	$2.215087	1,767.031
	2013	$1.426504	$2.102175	1.767.031
	2012	$1.241995	$1.426504	1,767.031
	2011	$1.326460	$1.241995	1,767.031
	2010	$1.047129	$1.326460	22,561.253
TA Multi-Managed Balanced - Initial Class	2019	$1.973516	$2.388784	161,170.799
	2018	$2.060823	$1.973516	234,795.947
	2017	$1.816388	$2.060823	260,164.992
	2016	$1.693884	$1.816388	329,650.023
	2015	$1.700413	$1.693884	410,816.583
	2014	$1.543745	$1.700413	559,895.797
	2013	$1.315073	$1.543745	497,160.983
	2012	$1.175282	$1.315073	747,997.014
	2011	$1.136452	$1.175282	506,484.283
	2010	$1.000000	$1.136452	561,126.674

		Separate Account Expense 0.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Initial Class	2019	$1.859511	$2.003930	4,439,064.204
	2018	$1.883046	$1.859511	5,258,406.188
	2017	$1.806089	$1.883046	6,269,632.036
	2016	$1.768920	$1.806089	11,041,259.951
	2015	$1.767335	$1.768920	10,997,039.143
	2014	$1.698564	$1.767335	13,149,734.659
	2013	$1.753407	$1.698564	16,316,056.632
	2012	$1.640159	$1.753407	20,036,848.646
	2011	$1.552648	$1.640159	15,843,519.568
	2010	$1.457126	$1.552648	16,625,347.487
TA Small/Mid Cap Value - Initial Class	2019	$4.529187	$5.640294	116,396.772
	2018	$5.146180	$4.529187	116,182.525
	2017	$4.480177	$5.146180	203,574.439
	2016	$3.720911	$4.480177	196,002.238
	2015	$3.839702	$3.720911	218,446.111
	2014	$3.670916	$3.839702	184,400.578
	2013	$2.709065	$3.670916	244,141.506
	2012	$2.341684	$2.709065	296,004.339
	2011	$2.420014	$2.341684	228,693.354
	2010	$1.866783	$2.420014	404,244.774
TA T. Rowe Price Small Cap - Initial Class	2019	$2.707253	$3.572994	568,723.319
	2018	$2.931169	$2.707253	810,489.743
	2017	$2.409266	$2.931169	1,196,583.995
	2016	$2.179170	$2.409266	1,242,445.064
	2015	$2.140160	$2.179170	1,097,428.809
	2014	$2.020652	$2.140160	1,232,215.765
	2013	$1.410962	$2.020652	1,498,874.946
	2012	$1.226949	$1.410962	1,713,708.693
	2011	$1.213747	$1.226949	1,006,653.361
	2010	$0.908337	$1.213747	1,305,528.744
TA TS&W International Equity - Initial Class	2019	$1.814573	$2.183682	121,439.623
	2018	$2.160938	$1.814573	119,985.785
	2017	$1.768657	$2.160938	130,490.536
	2016	$1.760279	$1.768657	147,565.732
	2015	$1.747832	$1.760279	191,566.688
	2014	$1.854470	$1.747832	198,833.654
	2013	$1.500369	$1.854470	187,555.670
	2012	$1.292847	$1.500369	191,602.836
	2011	$1.517506	$1.292847	422,508.802
	2010	$1.407287	$1.517506	428,338.344
TA WMC US Growth - Initial Class	2019	$2.825724	$3.933697	1,517,288.702
	2018	$2.836791	$2.825724	1,691,751.091
	2017	$2.208866	$2.836791	430,643.321
	2016	$2.161329	$2.208866	542,311.198
	2015	$2.034955	$2.161329	692,977.460
	2014	$1.842568	$2.034955	887,534.552
	2013	$1.399332	$1.842568	1,043,938.377
	2012	$1.243960	$1.399332	1,139,254.493
	2011	$1.299925	$1.243960	1,360,281.514
	2010	$1.110019	$1.299925	1,379,303.897
Vanguard VIF Equity Index Portfolio	2019	$3.762761	$3.762761	6,766,074.077
	2018	$3.037214	$2.882933	8,209,714.157
	2017	$2.511481	$3.037214	11,969,396.636
	2016	$2.259617	$2.511481	13,745,102.669
	2015	$2.244746	$2.259617	12,273,870.541
	2014	$1.989514	$2.244746	13,826,803.608
	2013	$1.514180	$1.989514	15,732,418.530
	2012	$1.314813	$1.514180	15,876,312.340
	2011	$1.297588	$1.314813	17,087,035.447
	2010	$1.135967	$1.297588	18,733,874.308
Vanguard VIF International Portfolio	2019	$1.396892	$1.822021	5,346,429.828
	2018	$1.068185	$1.396892	5,740,697.953
	2017	$1.133902	$1.608185	8,784,349.677
	2016	$1.119674	$1.133902	9,008,993.202
	2015	$1.135112	$1.119674	6,428,192.416
	2014	$1.215519	$1.135112	4,767,411.703
	2013	$0.992100	$1.215519	4,278,217.401
	2012	$0.830783	$0.992100	3,868,745.935
	2011	$0.966612	$0.830783	3,143,648.257
	2010	$0.840283	$0.966612	3,530,789.111

		Separate Account Expense 0.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Vanguard VIF Mid-Cap Index Portfolio	2019	$3.386323	$4.405331	2,199,559.180
	2018	$3.757295	$3.386323	2,532,112.816
	2017	$3.174147	$3.757295	2,770,149.994
	2016	$2.873744	$3.174147	2,746,034.413
	2015	$2.933078	$2.873744	2,768,270.319
	2014	$2.597579	$2.933078	2,814,827.057
	2013	$1.936692	$2.597579	2,533,830.911
	2012	$1.682295	$1.936692	2,321,966.803
	2011	$1.727550	$1.682295	2,465,677.457
	2010	$1.386234	$1.727550	2,488,162.306
Vanguard VIF Real Estate Index Portfolio	2019	$3.684119	$4.717073	1,742,427.116
	2018	$3.915933	$3.684119	2,167,750.909
	2017	$3.759773	$3.915933	2,888,229.502
	2016	$3.490585	$3.759773	3,185,076.368
	2015	$3.435138	$3.490585	3,690,941.962
	2014	$2.656034	$3.435138	4,082,739.808
	2013	$2.611087	$2.656034	3,997,575.722
	2012	$2.236367	$2.611087	3,662,516.576
	2011	$2.074701	$2.236367	3,723,209.485
	2010	$1.627394	$2.074701	4,392,861.393
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.551166	$1.629701	9,616,853.638
	2018	$1.544440	$1.551166	10,301,030.270
	2017	$1.521832	$1.544440	14,816,854.488
	2016	$1.490451	$1.521832	14,929,764.011
	2015	$1.482706	$1.490451	15,246,373.531
	2014	$1.465816	$1.482706	16,593,541.491
	2013	$1.458923	$1.465816	15,772,726.397
	2012	$1.405631	$1.458923	11,377,790.624
	2011	$1.386082	$1.405631	13,410,264.310
	2010	$1.325234	$1.386082	10,790,395.891
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.747209	$1.887435	11,080,227.193
	2018	$1.760019	$1.747209	17,346,342.410
	2017	$1.710990	$1.760019	20,089,502.412
	2016	$1.679724	$1.710990	19,985,889.134
	2015	$1.684192	$1.679724	16,817,350.807
	2014	$1.600026	$1.684192	12,226,127.923
	2013	$1.647334	$1.600026	11,001,732.579
	2012	$1.593157	$1.647334	12,431,911.221
	2011	$1.488777	$1.593157	10,854,706.236
	2010	$1.406288	$1.488777	11,559,049.282
Wanger International	2019	$3.329193	$4.301858	146,060.962
	2018	$4.069593	$3.329193	215,126.490
	2017	$3.080171	$4.069593	297,694.536
	2016	$3.142853	$3.080171	343.658.256
	2015	$3.158667	$3.142853	407,890.227
	2014	$3.324000	$3.158667	428,077.363
	2013	$2.732715	$3.324000	467,002.701
	2012	$2.261528	$2.732715	466,815.325
	2011	$2.664692	$2.261528	541,089.029
	2010	$2.145937	$2.664692	742,290.794
Wanger USA	2019	$3.734088	$4.866273	227,585.311
	2018	$3.812333	$3.734088	260,338.073
	2017	$3.207137	$3.812333	366,846.081
	2016	$2.837873	$3.207137	575,734.368
	2015	$2.872402	$2.837873	689,616.425
	2014	$2.757708	$2.872402	858,044.562
	2013	$2.074156	$2.757708	958,163.210
	2012	$1.738662	$2.074156	1,119,695.932
	2011	$1.812379	$1.738662	1,261,396.000
	2010	$1.478084$	$1.812379	1,423,742.703

		Separate Account Expense 0.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AB Global Thematic Growth Portfolio - Class B	2019	$1.835094	$2.368594	0.000
	2018	$2.049884	$1.835094	0.000
	2017	$1.512226	$2.049884	0.000
	2016	$1.533951	$1.512226	0.000
	2015	$1.502604	$1.533951	0.000
	2014	$1.441581	$1.502604	0.000
	2013	$1.179169	$1.441581	0.000
	2012	$1.047049	$1.179169	0.000
	2011	$1.374575	$1.047049	0.000
	2010	$1.165560	$1.374575	0.000
AB Large Cap Growth Portfolio - Class B	2019	$3.180853	$4.250549	0.000
	2018	$3.125833	$3.180853	0.000
	2017	$2.386972	$3.125833	0.000
	2016	$2.344856	$2.386972	0.000
	2015	$2.126887	$2.344856	0.000
	2014	$1.878601	$2.126887	0.000
	2013	$1.378803	$1.878601	0.000
	2012	$1.188007	$1.378803	0.000
	2011	$1.241110	$1.188007	0.000
	2010	$1.136230	$1.241110	0.000
BNY Mellon Sustainable U.S. Equity – Service Shares	2019	$2.346828	$3.127769	0.000
	2018	$2.474593	$2.346828	0.000
	2017	$2.162879	$2.474593	49,906.077
	2016	$1.975669	$2.162879	49,912.977
	2015	$2.056784	$1.975669	49,921.263
	2014	$1.828036	$2.056784	49,928.774
	2013	$1.371760	$1.828036	59,654.632
	2012	$1.234878	$1.371760	71,378.576
	2011	$1.233616	$1.234878	71,390.189
	2010	$1.082890	$1.233616	71,402.404
BNY Mellon VIF Appreciation – Service Shares	2019	$2.338570	$3.157972	0.000
	2018	$2.531288	$2.338570	0.000
	2017	$2.003940	$2.531288	11,494.077
	2016	$1.872026	$2.003940	12,197.418
	2015	$1.934822	$1.872026	12,987.684
	2014	$1.804253	$1.934822	13,776.336
	2013	$1.501478	$1.804253	14,580.543
	2012	$1.370804	$1.501478	15,468.497
	2011	$1.267551	$1.370804	18,596.459
	2010	$1.107853	$1.267551	19,803.400
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.572609	$2.108745	0.000
	2018	$1.664122	$1.572609	0.000
	2017	$1.363969	$1.664122	0.000
	2016	$1.344212	$1.363969	0.000
	2015	$1.282785	$1.344212	29,711.052
	2014	$1.203852	$1.282785	4,924.943
	2013	$1.000000	$1.203852	4,965.547
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$4.083100	$6.292987	0.000
	2018	$4.484582	$4.083100	0.000
	2017	$3.342094	$4.484582	0.000
	2016	$2.823564	$3.342094	2,691.508
	2015	$2.585335	$2.823564	2,693.535
	2014	$2.077689	$2.585335	2,695.509
	2013	$1.664895	$2.077689	2,697.765
	2012	$1.564145	$1.664895	2,700.545
	2011	$1.674175	$1.564145	9,556.207
	2010	$1.462798	$1.674175$	853.896
Columbia Variable Portfolio – Small Company Growth Fund	2019	$2.624495	$3.672370	118,705.471
	2018	$2.686069	$2.624495	135,394.218
	2017	$2.089636	$2.686069	143,192.088
	2016	$1.863625	$2.089636	141,532.806
	2015	$1.804840	$1.863625	210,312.402
	2014	$1.903029	$1.804840	183,138.306
	2013	$1.362210	$1.903029	212,301.565
	2012	$1.222946	$1.362210	318,034.678
	2011	$1.301870	$1.222946	1,283,502.108
	2010	$1.019669	$1.301870	1,333,968.627
DFA VA Global Bond Portfolio	2019	$1.473103	$1.526354	14,989,907.072
	2018	$1.455826	$1.473103	17,287,027.891
	2017	$1.433541	$1.455826	21,002,743.513
	2016	$1.416959	$1.433541	22,477,441.403
	2015	$1.403019	$1.416959	23,268,872.349
	2014	$1.371194	$1.403019	24,722,595.673
	2013	$1.383599	$1.371194	25,307,714.796
	2012	$1.326816	$1.383599	28,154,461.136
	2011	$1.276512	$1.326816	30,544,841.298
	2010	$1.216257	$1.276512	27,489,081.042
DFA VA International Small Portfolio	2019	$2.530241	$3.117799	4,065,991.077
	2018	$3.171270	$2.530241	4,791,005.282
	2017	$2.453809	$3.171270	5,845,066.389
	2016	$2.322537	$2.453809	7,258,935.550
	2015	$2.207002	$2.322537	7,794,347.273
	2014	$2.355228	$2.207002	9,577,010.478
	2013	$1.863682	$2.355228	10,328,924.938
	2012	$1.569306	$1.863682	11,283,851.852
	2011	$1.852496	$1.569306	10,667,282.971
	2010	$1.492516$	$1.852496	11,587,229.647
DFA VA International Value Portfolio	2019	$1.857060	$2.139805	6,555,004.732
	2018	$2.252116	$1.857060	7,510,814.943
	2017	$1.799948	$2.252116	9,312,055.967
	2016	$1.658747	$1.799948	11,294,916.061
	2015	$1.792659	$1.658747	11,833,955.063
	2014	$1.941515	$1.792659	12,960,293.062
	2013	$1.604747	$1.941515	14,088,413.172
	2012	$1.379326	$1.604747	14,138,351.944
	2011	$1.669979	$1.379326	14,600,391.517
	2010	$1.519222	$1.669979	14,098,149.768
DFA VA Short-Term Fixed Portfolio	2019	$1.176621	$1.199599	14,675,801.932
	2018	$1.162469	$1.176621	17,294,487.344
	2017	$1.159101	$1.162469	18,549,807.755
	2016	$1.156282	$1.159101	20,173,208.987
	2015	$1.159058	$1.156282	23,038,567.759
	2014	$1.163642	$1.159058	27,397,629.591
	2013	$1.167158	$1.163642	28,618,496.702
	2012	$1.163881	$1.167158	26,323,982.936
	2011	$1.165303	$1.163881	27,619,083.661
	2010	$1.158826	$1.165303	25,600,205.839
DFA VA U.S. Large Value Portfolio	2019	$2.762262	$3.455502	9,100,434.935
	2018	$3.160474	$2.762262	10,309,993.653
	2017	$2.668619	$3.160474	13,017,639.519
	2016	$2.257237	$2.668619	16,498,731.579
	2015	$2.349701	$2.257237	17,969,821.991
	2014	$2.165880	$2.349701	22,141,704.086
	2013	$1.546517	$2.165880	23,887,005.401
	2012	$1.275236	$1.546517	25,850,419.855
	2011	$1.327747	$1.275236	27,984,357.957
	2010	$1.106748	$1.327747	27,175,356.849

		Separate Account Expense 0.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
DFA VA U.S. Targeted Value Portfolio	2019	$2.385469	$2.907614	6,566,064.534
	2018	$2.851113	$2.385469	7,630,863.132
	2017	$2.611699	$2.851113	10,045,844.688
	2016	$2.059782	$2.611699	12,048,505.971
	2015	$2.185398	$2.059782	12,651,798.726
	2014	$2.118877	$2.185398	13,395,976.329
	2013	$1.473142	$2.118877	15,348,377.894
	2012	$1.233228	$1.473142	16,843,815.092
	2011	$1.299073	$1.233228	19,453,445.151
	2010	$1.012026	$1.299073	20,626,428.728
Federated Hermes Fund for U.S. Government Securities II	2019	$1.454622	$1.531996	447,075.898
	2018	$1.456064	$1.454622	639,226.312
	2017	$1.436423	$1.456064	780,232.538
	2016	$1.421486	$1.436423	1,165,301.939
	2015	$1.421945	$1.421486	1,359,462.041
	2014	$1.366603	$1.421945	1,242,596.936
	2013	$1.402897	$1.366603	1,299,994.340
	2012	$1.369895	$1.402897	1,806,935.644
	2011	$1.302183	$1.369895	1,948,516.317
	2010	$1.245018	$1.302183	2,229,996.944
Federated Hermes Government Money Fund II	2019	$1.092677	$1.104548	1,793,698.920
	2018	$1.085146	$1.092677	29,615,762.978
	2017	$1.087698	$1.085146	3,705,210.169
	2016	$1.093594	$1.087698	4,055,956.955
	2015	$1.099560	$1.093594	18,019,263.833
	2014	$1.105704	$1.099560	5,447,389.956
	2013	$1.111853	$1.105704	5,066,738.221
	2012	$1.118037	$1.111853	4,770,515.719
	2011	$1.124204	$1.118037	5,186,339.068
	2010	$1.130399	$1.124204	4,355,472.621
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$2.339933	$2.665586	702,092.639
	2018	$2.432831	$2.339933	621,523.220
	2017	$2.287413	$2.432831	892,879.171
	2016	$2.003126	$2.287413	1,078,730.127
	2015	$2.067323	$2.003126	1,040,283.471
	2014	$2.024205	$2.067323	1,270,951.255
	2013	$1.902388	$2.024205	1,551,619.213
	2012	$1.667781	$1.902388	1,577,501.399
	2011	$1.594544	$1.667781	1,679,384.387
	2010	$1.397475	$1.594544	3,043,489.585
Federated Hermes Managed Volatility Fund II – Primary Shares	2019	$2.412955	$2.885167	219,577.513
	2018	$2.651499	$2.412955	228,699.156
	2017	$2.257249	$2.651499	189,271.863
	2016	$2.107569	$2.257249	76,817.991
	2015	$2.292403	$2.107569	85,747.137
	2014	$2.218264	$2.292403	145,421.983
	2013	$1.832118	$2.218264	164,314.725
	2012	$1.622410	$1.832118	161,014.513
	2011	$1.556992	$1.622410	155,531.960
	2010	$1.396754	$1.556992	192,829.211
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$2.159331	$2.825667	769,243.809
	2018	$2.319149	$2.159331	1,041,179.607
	2017	$1.913316	$2.319149	1,249,923.037
	2016	$1.781214	$1.913316	1,503,771.685
	2015	$1.779080	$1.781214	1,730,925.711
	2014	$1.598014	$1.779080	2,041,383.610
	2013	$1.223888	$1.598014	2,188,591.349
	2012	$1.057117	$1.223888	2,794,766.651
	2011	$1.090458	$1.057117	3,359,787.345
	2010	$0.935408	$1.090458	2,949,378.269
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$3.241707	$3.979941	52,269.766
	2018	$3.814179	$3.241707	82,581.120
	2017	$3.174513	$3.814179	107,968.541
	2016	$2.844003	$3.174513	118,089.988
	2015	$2.899938	$2.844003	138,338.277
	2014	$2.743427	$2.899938	215,818.308
	2013	$2.024892	$2.743427	211,154.096
	2012	$1.773109	$2.024892	214,277.025
	2011	$1.994516	$1.773109	282,210.672
	2010	$1.556636	$1.994516	307,699.431

		Separate Account Expense 0.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$2.179056	$2.915387	42,305.390
	2018	$2.650075	$2.179056	49,868.438
	2017	$2.232477	$2.650075	55,038.316
	2016	$2.047675	$2.232477	87,088.726
	2015	$2.122340	$2.047675	121,358.008
	2014	$1.998232	$2.122340	118,922.924
	2013	$1.539713	$1.998232	142,416.441
	2012	$1.216379	$1.539713	137,000.901
	2011	$1.341168	$1.216379	126,916.519
	2010	$1.064914	$1.341168	154,027.967
NVIT Emerging Markets Fund – Class D	2019	$11.303270	$13.779952	57,788.239
	2018	$13.811622	$11.303270	64,794.741
	2017	$9.842710	$13.811622	76,691.754
	2016	$10.070916	$9.842710	116,313.624
TA Barrow Hanley Dividend Focused - Initial Class	2019	$2.487923	$2.487923	178,130.567
	2018	$2.293928	$2.018930	202,247.572
	2017	$1.981070	$2.293928	311,018.424
	2016	$1.733420	$1.981070	508,478.500
	2015	$1.807942	$1.733420	563,087.830
	2014	$1.620652	$1.807942	635,746.440
	2013	$1.251171	$1.620652	579,190.107
	2012	$1.126081	$1.251171	575,401.757
	2011	$1.102115	$1.126081	359,948.519
	2010	$1.003382	$1.102115	232,553.595
TA BlackRock Global Real Estate Securities - Initial Class	2019	$2.356803	$2.934353	173,712.396
	2018	$2.635771	$2.356803	236,488.688
	2017	$2.380763	$2.635771	270,276.252
	2016	$2.378959	$2.380763	391,606.288
	2015	$2.406530	$2.378959	427,874.458
	2014	$2.130748	$2.406530	360,075.639
	2013	$2.062127	$2.130748	405,412.852
	2012	$1.655473	$2.062127	378,122.148
	2011	$1.765861	$1.655473	419,114.706
	2010	$1.535077	$1.765861	394,779.736
TA International Growth - Initial Class	2019	$1.929954	$2.450710	71,610.443
	2018	$2.358149	$1.929954	82,238.372
	2017	$1.863404	$2.358149	122,022.468
	2016	$1.872158	$1.863404	125,812.471
	2015	$1.881012	$1.872158	115,393.584
	2014	$1.994555	$1.881012	167,926.636
	2013	$1.698287	$1.994555	200,881.847
	2012	$1.397933	$1.698287	227,121.399
	2011	$1.562771	$1.397933	473,110.240
	2010	$1.422107	$1.562771	389,811.459
TA Janus Mid-Cap Growth - Initial Class	2019	$2.802736	$3.810660	46,503.607
	2018	$2.852992	$2.802736	50,305.460
	2017	$2.223605	$2.852992	67,958.654
	2016	$2.282451	$2.223605	65,520.862
	2015	$2.416604	$2.282451	97,905.261
	2014	$2.429528	$2.416604	102,542.378
	2013	$1.755691	$2.429528	159,972.350
	2012	$1.618424	$1.755691	160,815.402
	2011	$1.744344	$1.618424	166,339.241
	2010	$1.309877	$1.744344	50,435.019
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.801715	$2.040963	210,762.289
	2018	$1.886730	$1.801715	229,610.407
	2017	$1.681669	$1.886730	269,524.009
	2016	$1.616174	$1.681669	322,749.074
	2015	$1.657488	$1.616174	263,680.424
	2014	$1.630910	$1.657488	379,895.786
	2013	$1.499440	$1.630910	462,499.871
	2012	$1.403049	$1.499440	512,850.487
	2011	$1.374260	$1.403049	432,326.364
	2010	$1.268516	$1.374260	360,937.378

		Separate Account Expense 0.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$2.103612	$2.637111	88,056.598
	2018	$2.360618	$2.103612	90,374.691
	2017	$1.904438	$2.360618	93,271.642
	2016	$1.805188	$1.904438	310,596.039
	2015	$1.850848	$1.805188	308,422.905
	2014	$1.811576	$1.850848	4,719,357.122
	2013	$1.436428	$1.811576	3,415,399.294
	2012	$1.282778	$1.436428	430,733.438
	2011	$1.363690	$1.282778	581,760.115
	2010	$1.192845	$1.363690	1,189,520.019
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$1.977738	$2.289891	134,112.272
	2018	$2.096152	$1.977738	185,844.107
	2017	$1.809651	$2.096152	391,359.236
	2016	$1.723674	$1.809651	448,380.717
	2015	$1.772630	$1.723674	376,908.698
	2014	$1.734390	$1.772630	779,172.525
	2013	$1.536502	$1.734390	682,971.809
	2012	$1.411786	$1.536502	1,934,548.084
	2011	$1.411270	$1.411786	1,091,040.273
	2010	$1.285632	$1.411270	1,290,599.242
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$2.078442	$2.480710	246,365.839
	2018	$2.248929	$2.078442	251,613.070
	2017	$1.887948	$2.248929	246,932.215
	2016	$1.781677	$1.887948	250,590.440
	2015	$1.832396	$1.781677	306,622.163
	2014	$1.796275	$1.832396	943,627.779
	2013	$1.512914	$1.796275	973,699.547
	2012	$1.374915	$1.512914	734,434.767
	2011	$1.410857	$1.374915	771,500.925
	2010	$1.258454	$1.410857	839,680.418
TA JPMorgan Enhanced Index - Initial Class	2019	$2.663510	$3.471029	162,757.910
	2018	$2.849550	$2.663510	188,490.216
	2017	$2.364922	$2.849550	208,637.230
	2016	$2.135494	$2.364922	245,644.094
	2015	$2.148826	$2.135494	202,268.381
	2014	$1.892228	$2.148826	261,726.506
	2013	$1.435770	$1.892228	183,563.827
	2012	$1.240819	$1.435770	171,691.737
	2011	$1.238482	$1.240819	311,107.676
	2010	$1.081213	$1.238482	385,231.526
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.456794	$1.679513	255,899.610
	2018	$1.531171	$1.456794	225,543.398
	2017	$1.353836	$1.531171	229,964.525
	2016	$1.309666	$1.353836	249,683.624
	2015	$1.336896	$1.309666	274,981.290
	2014	$1.282554	$1.336896	259,232.206
	2013	$1.153884	$1.282554	497,955.165
	2012	$1.067670	$1.153884	627,703.107
	2011	$1.056959	$1.067670	102,713.406
	2010	$0.956826	$1.056959	71,892.693
TA Managed Risk – Growth ETF - Initial Class	2019	$1.489623	$1.773940	18,640.891
	2018	$1.610403	$1.489623	19,829.992
	2017	$1.363192	$1.610403	154,751.615
	2016	$1.305774	$1.363192	185,129.284
	2015	$1.355948	$1.305774	319,574.695
	2014	$1.308832	$1.355948	2,277,958.566
	2013	$1.105100	$1.308832	772,665.077
	2012	$0.994000	$1.105100	379,346.415
	2011	$1.008092	$0.994000	0.000
	2010	$0.895838	$1.008092	0.000
TA Morgan Stanley Capital Growth – Initial Class	2019	$3.674504	$4.521945	0.000
	2018	$3.463371	$3.674504	0.000
	2017	$2.425156	$3.463371	0.000
	2016	$2.494926	$2.425156	0.000
	2015	$2.244120	$2.494926	0.000
	2014	$2.128665	$2.244120	0.000
	2013	$1.443767	$2.128665	0.000
	2012	$1.256400	$1.443767	0.000
	2011	$1.341185	$1.256400	0.000
	2010	$1.058220	$1.341185	0.000
TA Multi-Managed Balanced - Initial Class	2019	$1.982085	$2.400334	151,610.542
	2018	$2.068740	$1.982085	158,951.011
	2017	$1.822462	$2.068740	168,139.530
	2016	$1.698702	$1.822462	195,363.131
	2015	$1.704384	$1.698702	123,872.204
	2014	$1.546583	$1.704384	90,483.921
	2013	$1.316836	$1.546583	68,101.294
	2012	$1.176266	$1.316836	103,580.040
	2011	$1.136839	$1.176266	95,900.235
	2010	$1.000000	$1.136839	98,391.109

		Separate Account Expense 0.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Initial Class	2019	$1.700100	$1.833059	3,295,071.600
	2018	$1.720749	$1.700100	3,675,854.632
	2017	$1.649604	$1.720749	4,164,219.136
	2016	$1.614869	$1.649604	4,862,389.179
	2015	$1.612614	$1.614869	4,840,177.080
	2014	$1.549087	$1.612614	5,963,999.613
	2013	$1.598305	$1.549087	7,862,674.407
	2012	$1.494323	$1.598305	9,943,019.319
	2011	$1.413893	$1.494323	11,782,800.113
	2010	$1.326254	$1.413893	10,196,923.483
TA Small/Mid Cap Value - Initial Class	2019	$2.050704	$2.555048	209,733.195
	2018	$2.328895	$2.050704	230,284.137
	2017	$2.026493	$2.328895	270,689.540
	2016	$1.682224	$2.026493	268,266.178
	2015	$1.735067	$1.682224	277,400.589
	2014	$1.657974	$1.735067	327,622.757
	2013	$1.222947	$1.657974	485,197.677
	2012	$1.056566	$1.222947	549,551.063
	2011	$1.091360	$1.056566	491,955.689
	2010	$0.841446	$1.091360	526,335.373
TA T. Rowe Price Small Cap - Initial Class	2019	$2.724427	$3.597449	724,185.974
	2018	$2.948284	$2.724427	848,822.860
	2017	$2.422137	$2.948284	1,492,842.617
	2016	$2.189730	$2.422137	1,668,071.179
	2015	$2.149462	$2.189730	1,326,063.728
	2014	$2.028426	$2.149462	1,595,835.656
	2013	$1.415681	$2.028426	2,141,568.001
	2012	$1.230432	$1.415681	2,301,891.751
	2011	$1.216589	$1.230432	1,592,777.094
	2010	$0.910011	$1.216589	1,442,249.097
TA TS&W International Equity - Initial Class	2019	$1.809980	$2.179227	61,659.407
	2018	$2.154394	$1.809980	55,819.082
	2017	$1.762427	$2.154394	82,567.655
	2016	$1.753218	$1.762427	57,663.935
	2015	$1.739944	$1.753218	107,460.057
	2014	$1.845184	$1.739944	177,156.449
	2013	$1.492111	$1.845184	156,720.166
	2012	$1.285091	$1.492111	174,045.885
	2011	$1.507650	$1.285091	559,788.945
	2010	$1.397456$	$1.507650	496,739.088
TA WMC US Growth - Initial Class	2019	$2.859713	$3.982995	639,770.791
	2018	$2.869481	$2.859713	764,092.743
	2017	$2.233214	$2.869481	220,531.092
	2016	$2.184083	$2.233214	321,331.800
	2015	$2.055358	$2.184083	331,233.573
	2014	$1.860135	$2.055358	356,236.138
	2013	$1.411978	$1.860135	520,311.613
	2012	$1.254574	$1.411978	694,903.240
	2011	$1.310367	$1.254574	910,948.026
	2010	$1.118382	$1.310367	862,865.459
Vanguard VIF Equity Index Portfolio	2019	$2.762161	$3.606915	6,573,570.746
	2018	$2.908523	$2.762161	7,261,504.043
	2017	$2.403868	$2.908523	13,302,537.401
	2016	$2.161743	$2.403868	16,159,173.606
	2015	$2.146446	$2.161743	12,459,736.335
	2014	$1.901441	$2.146446	14,104,314.687
	2013	$1.446429	$1.901441	16,506,091.240
	2012	$1.255352	$1.446429	18,432,417.670
	2011	$1.238292	$1.255352	19,430,199.644
	2010	$1.083510	$1.238292	20,134,746.258
Vanguard VIF International Portfolio	2019	$1.405015	$1.833524	4,155,754.067
	2018	$1.616722	$1.405015	4,428,541.430
	2017	$1.139364	$1.616722	9,291,852.474
	2016	$1.124515	$1.139364	10,845,985.869
	2015	$1.139447	$1.124515	6,556,349.227
	2014	$1.219565	$1.139447	5,271,874.031
	2013	$0.994896	$1.219565	4,802,652.835
	2012	$0.832703	$0.994896	4,552,739.734
	2011	$0.968367	$0.832703	4,017,440.775
	2010	$0.841396	$0.968367	3,562,794.006

		Separate Account Expense 0.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Vanguard VIF Mid-Cap Index Portfolio	2019	$3.174940	$4.132388	1,408,974.257
	2018	$3.520989	$3.174940	1,853,535.735
	2017	$2.973053	$3.520989	2,072,562.007
	2016	$2.690353	$2.973053	2,663,022.691
	2015	$2.744527	$2.690353	2,539,103.220
	2014	$2.429391	$2.744527	2,882,410.540
	2013	$1.810399	$2.429391	2,749,353.086
	2012	$1.571806	$1.810399	2,901,022.481
	2011	$1.613291	$1.571806	2,899,306.904
	2010	$1.293906	$1.613291	3,325,869.438
Vanguard VIF Real Estate Index Portfolio	2019	$3.027280	$3.877992	1,895,388.193
	2018	$3.216150	$3.027280	2,240,580.179
	2017	$3.086363	$3.216150	2,846,346.859
	2016	$2.863982	$3.086363	3,282,975.623
	2015	$2.817088	$2.863982	3,490,720.018
	2014	$2.177089	$2.817088	3,930,249.776
	2013	$2.139181	$2.177089	4,123,497.625
	2012	$1.831272	$2.139181	4,157,860.648
	2011	$1.698041	$1.831272	4,580,975.253
	2010	$1.331277	$1.698041	4,695,348.664
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.448115	$1.522195	9,898,114.678
	2018	$1.441162	$1.448115	10,845,858.834
	2017	$1.419408	$1.441162	12,724,972.315
	2016	$1.389445	$1.419408	15,077,418.266
	2015	$1.381553	$1.389445	15,091,356.273
	2014	$1.365184	$1.381553	19,391,635.075
	2013	$1.358063	$1.365184	19,072,304.801
	2012	$1.307796	$1.358063	16,155,983.892
	2011	$1.288989	$1.307796	16,154,165.365
	2010	$1.231782	$1.288989	13,162,048.670
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.606928	$1.736759	11,711,980.272
	2018	$1.617914	$1.606928	16,283,287.726
	2017	$1.572064	$1.617914	20,987,493.848
	2016	$1.542572	$1.572064	20,041,270.112
	2015	$1.545889	$1.542572	18,409,464.165
	2014	$1.467914	$1.545889	12,173,341.036
	2013	$1.510573	$1.467914	12,613,454.766
	2012	$1.460162	$1.510573	11,809,156.552
	2011	$1.363810	$1.460162	12,366,717.589
	2010	$1.287613	$1.363810	12,631,158.324
Wanger International	2019	$2.919630	$3.774517	278,141.813
	2018	$3.567157	$2.919630	334,561.800
	2017	$2.698561	$3.567157	426,776.582
	2016	$2.752116	$2.698561	470,970.257
	2015	$2.764590	$2.752116	521,193.536
	2014	$2.907858	$2.764590	510,223.094
	2013	$2.389405	$2.907858	521,190.292
	2012	$1.976427	$2.389405	620,223.101
	2011	$2.327607	$1.976427	630,732.142
	2010	$1.873547	$2.327607	342,666.288
Wanger USA	2019	$3.106880	$4.050904	239,282.729
	2018	$3.170405	$3.106880	254,369.409
	2017	$2.665800	$3.170405	441,240.749
	2016	$2.357700	$2.665800	697,669.453
	2015	$2.385202	$2.357700	681,469.622
	2014	$2.288806	$2.385202	806,150.664
	2013	$1.720615	$2.288806	890,067.649
	2012	$1.441581	$1.720615	950,497.855
	2011	$1.501956	$1.441581	1,125,215.805
	2010	$1.224314	$1.501956	1,182,530.197

THE ADVISOR’S EDGE®

VARIABLE ANNUITY

Issued Through

Separate Account VA CC

By

Transamerica Premier Life Insurance Company

Prospectus

May 1, 2018

The Advisor’s Edge® Variable Annuity (the “policy”) provides a means of investing on a tax-deferred basis in a variety of portfolios of underlying mutual funds (the “Portfolios”) and a fixed account which offers interest at rates that are guaranteed by Transamerica Premier Life Insurance Company. The policy is an individual variable annuity policy and is intended for retirement savings or other long-term investment purposes. For investments in the Subaccounts, the policy owner (“You,” “Your”) bears all investment risk (including the possible loss of principal), and investment results are not guaranteed. The policy provides a Right to Cancel period of at least 20 days (30 days or more in some instances) during which the policy may be cancelled.

Before investing you should carefully read this prospectus and the accompanying prospectuses for the Portfolios of the underlying mutual funds. These prospectuses give you important information about the policy and the Portfolios, including the objectives, risks, and strategies of the Portfolios; you should keep them for future reference.

A Statement of Additional Information (“SAI”) for the policy prospectus has been filed with the Securities and Exchange Commission, is incorporated by reference, and is available free of charge by calling our Administrative Office at (800)-525-6205. The Table of Contents of the Statement of Additional Information is included at the end of this prospectus. Information about the variable annuity also can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. You may obtain information about the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information.

The policy is not available in all states.

This prospectus does not constitute an offering in any jurisdiction where it would be unlawful to make an offering like this. We have not authorized anyone to give any information or make any representations about this offering other than those contained in this prospectus. You should not rely on any other information or representations.

Please note that the policies, fixed account, and the separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The subaccounts currently available under this policy invest in the underlying funds of the Portfolio listed below:

SUBACCOUNT	PORTFOLIO
Columbia Variable Portfolio - Small Company Growth Fund	Columbia Variable Portfolio - Small Company Growth Fund
VA Global Bond Portfolio	VA Global Bond Portfolio
VA International Small Portfolio	VA International Small Portfolio
VA International Value Portfolio	VA International Value Portfolio
VA Short-Term Fixed Portfolio	VA Short-Term Fixed Portfolio
VA U.S. Large Value Portfolio	VA U.S. Large Value Portfolio
VA U.S. Targeted Value Portfolio	VA U.S. Targeted Value Portfolio
Federated Fund for U.S. Government Securities II	Federated Fund for U.S. Government Securities II
Federated Government Money Fund II	Federated Government Money Fund II
Federated High Income Bond Fund II – Primary Shares	Federated High Income Bond Fund II – Primary Shares
Federated Managed Tail Risk Fund II – Primary Shares	Federated Managed Tail Risk Fund II – Primary Shares
Federated Managed Volatility Fund II	Federated Managed Volatility Fund II
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP Mid Cap Portfolio	Fidelity® VIP Mid Cap Portfolio
Fidelity® VIP Value Strategies Portfolio	Fidelity® VIP Value Strategies Portfolio
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP
TA Clarion Global Real Estate Securities	Transamerica Clarion Global Real Estate Securities VP
TA Greystone International Growth	Transamerica Greystone International GrowthVP
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP
TA JPMorgan Asset Allocation - Conservative	Transamerica JPMorgan Asset Allocation - Conservative VP
TA JP Morgan Asset Allocation - Growth	Transamerica JPMorgan Asset Allocation - Growth VP
TA JPMorgan Asset Allocation - Moderate	Transamerica JPMorgan Asset Allocation - Moderate VP
TA JPMorgan Asset Allocation - Moderate Growth	Transamerica JPMorgan Asset Allocation - Moderate Growth VP
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP
TA Managed Risk – Balanced ETF	Transamerica Managed Risk – Balanced ETF VP
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP
TA PIMCO Total Return	Transamerica PIMCO Total Return VP
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value VP
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP
TA TS&W International Equity	Transamerica TS&W International Equity VP
TA WMC US Growth	Transamerica WMC US Growth VP
Equity Index Portfolio	Equity Index Portfolio
International Portfolio	International Portfolio
Mid-Cap Index Portfolio	Mid-Cap Index Portfolio
Real Estate Index Portfolio	Real Estate Index Portfolio
Short-Term Investment-Grade Portfolio	Short-Term Investment-Grade Portfolio
Total Bond Market Index Portfolio	Total Bond Market Index Portfolio
Wanger International	Wanger International
Wanger USA	Wanger USA

For more information on the underlying funds, please refer to the prospectus for the underlying fund.

Contents

4	Glossary	47	Additional Features

6	Summary	50	Other Information

11	Fee Table	56	Table of Contents of Statement of Additional Information

12	Example	57	Appendix A: Portfolios Associated with the Subaccounts

14	The Annuity Policy	61	Appendix B (Condensed Financial Information)

15	Purchase	97	Appendix C: Policy Form Number NA103

17	Investment Choices	102	Appendix D: Policy Form Number AV 515 101 130 600

24	Performance	109	Appendix E: Death Benefit – Adjusted Partial Withdrawal

24	Expenses	110	Appendix F: Architect Guaranteed Lifetime Withdrawal Benefit

28	Access to Your Money	119	Appendix G: Guaranteed Minimum Income Benefit

30	Annuity Payments	122	Appendix H: Additional Death Benefit

34	Death Benefit	124	Appendix I: Additional Death Benefit – Extra

37	Tax Information	126	Appendix J: Additional Death Distribution - II

GLOSSARY OF TERMS

accumulation unit – An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

adjusted policy value – The policy value increased or decreased by any excess interest adjustments.

Administrative Office – Transamerica Premier Life Insurance Company, Attn: Customer Care Group, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, (800)-525-6205.

annual policy service charge – An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses.

annuitant – The person on whose life any annuity payments involving life contingencies will be based.

annuity commencement date – The date upon which annuity payments are to commence.

annuity payment option – A method of receiving a stream of annuity payments selected by the owner.

beneficiary – The person who has the right to the death benefit set forth in the policy.

business day – A day when the New York Stock Exchange is open for business.

cash value – The policy value increased or decreased by an excess interest adjustment, less the Annual policy Service Charge, and less any applicable premium taxes and any rider fees. This value is applied upon surrender.

Code – The Internal Revenue Code of 1986, as amended.

excess interest adjustment – A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders or transfers from the Guaranteed Period Options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by Transamerica Premier Life Insurance Company since the date any payment was received by, or an amount was transferred to, a Guaranteed Period Option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

fixed Account – One or more investment choices under the policy that are part of Transamerica Premier Life Insurance Company’s general assets and are not in the separate account.

good order – An instruction that Transamerica Premier Life Insurance Company receives that is sufficiently complete and clear – along with all necessary forms, information and supporting legal documentation, including any required spousal or joint owner’s consents – so that Transamerica Premier Life Insurance Company does not need to exercise any discretion to follow such instruction. All requests for a partial or full withdrawal, a transfer, a death benefit, or other transaction or change, must be in good order.

guaranteed period options (“GPO”) – The various guaranteed interest rate periods of the fixed account that Transamerica Premier Life Insurance Company may offer and into which Premium Payments may be paid or amounts may be transferred.

owner (policy owner, you, your) – The individual who (or entity that) may exercise all rights and privileges under an individual policy.

policy – The individual policy.

policy date – The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

policy value – On or before the annuity commencement date, the policy value is equal to the owner’s:

•	Premium Payments; minus

•	partial withdrawals (including any applicable excess interest adjustments on such withdrawals); plus

•	interest credited in the fixed account; plus or minus

•	accumulated gains or losses in the separate account; minus

•	Annual policy service charges, premium taxes, rider fees, and transfer fees, if any.

policy year – A policy year begins on the policy date and on each anniversary thereafter.

premium payment – An amount paid to Transamerica Premier Life Insurance Company by the Owner or on the Owner’s behalf as consideration for the benefits provided by the policy.

qualified policy – A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

separate account – Separate Account VA CC, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.

subaccount – A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

valuation period – The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made generally at the close of business on each market day.

variable annuity payments – Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

written notice or written request – Written notice that is signed by the owner, is in good order and received at the Administrative Office, and that gives Transamerica Premier Life Insurance Company the information it requires. For some transactions, Transamerica Premier Life Insurance Company may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for good order that Transamerica Premier Life Insurance Company establishes for such notices.

SUMMARY

The numbered sections in this Summary provide you with a concise discussion of the major topics covered in this prospectus. Each section of the Summary is discussed in greater detail in the main body of the prospectus at corresponding numbered headings. Please read the full prospectus carefully.

1. THE ANNUITY POLICY

The Advisor’s Edge® Variable Annuity

Advisor’s Edge® is a flexible-premium variable annuity offered by Transamerica Premier Life Insurance Company (“TPLIC,” “We,” “Us,” “Our”). The Policy provides a means of investing on a tax-deferred basis in various Portfolios of the underlying funds and a fixed account offered by TPLIC.

Who Should Invest

The policy is intended for long-term investors who want tax-deferred accumulations of funds, generally for retirement but also for other long-term purposes.

The policy provides benefits in two distinct phases: accumulation and income.

The Accumulation Phase

During the Accumulation Phase, you choose to allocate your investment in the policy among the various Portfolios and the fixed account available under the policy. You can contribute additional amounts to the policy and you can take withdrawals from the policy during the Accumulation Phase. The value of your investment depends on the investment performance of the Portfolios of the underlying funds that you choose, and the interest rate we credit to the fixed account. (That interest rate will not be less than the guaranteed minimum effective annual interest rate shown on your policy.) Your earnings are generally not taxed during this phase unless you withdraw them.

The Income Phase

During the Income Phase, you can receive regular annuity payments on a fixed or variable basis and for various periods of time depending on your need for income and the choices available under the policy. See ANNUITY PAYMENTS for more information about Annuity Payment Options.

2. PURCHASE

You can buy the policy with a minimum investment of $10,000 for Non-Qualified policies and $1,000 for Qualified policies. You must obtain prior company approval to purchase a policy with an amount less than the stated minimum. You can add $500 or more to Non-Qualified policies and $25 or more to Qualified policies at any time during the Accumulation Phase. We reserve the right to require prior approval of any cumulative Premium Payments over $1,000,000 (if riders are attached) and $2,000,000 (if riders are not attached) (this includes subsequent Premium Payments) for policies with the same owner or same annuitant for issue ages 0 – 80. For issue ages over 80, we reserve the right to require prior approval of any cumulative Premium Payments over $500,000 (if riders are attached) and $1,000,000 (if riders are not attached) (this includes subsequent Premium Payments) for policies with the same owner or same annuitant.

3. INVESTMENT CHOICES

When you purchase the policy, your Premium Payments are deposited into the Separate Account VA CC (the “Separate Account”) or the fixed account, according to your allocation instructions. The Separate Account contains a number of Subaccounts that invest exclusively in shares of corresponding Portfolios of the underlying mutual funds (the “Subaccounts”). The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios.

Assets in the Separate Account belong to TPLIC, but are accounted for separately from the Company’s other assets and can be used only to satisfy its obligations to the policy owners.

You can allocate your Premium Payments to one of several underlying fund portfolios listed under Investment Choices in this prospectus and described in the underlying fund prospectuses. Depending upon their investment performance, you can make or lose money in any of the subaccounts.

You can also allocate your premium payments to the fixed account.

We currently allow you to transfer money between any of the investment choices during the accumulation phase.

We do not currently charge a transfer fee, but we reserve the right to charge a $10 fee for each transfer in excess of 12 transfers per policy year and to impose restrictions and limitations on transfers.

4. PERFORMANCE

The investment performance of the Subaccounts you choose directly affects the value of your policy. For investments in the Subaccounts, you bear all investment risk (including the possible loss of principal), and investment results are not guaranteed. From time to time, TPLIC may advertise the investment performance of the Subaccounts. In doing so, it will use standardized methods prescribed by the Securities and Exchange Commission (“SEC”), as well as certain non-standardized methods.

Past performance does not indicate or predict future performance.

5. EXPENSES

Note: The following section on expenses and the policy Fee Table and Example apply only to policies issued after the date of this prospectus. See “Appendix C” and “Appendix D” for information about prior versions of the policy.

No sales load is deducted from Premium Payments.

No surrender charge applies to withdrawals. Full surrenders, partial withdrawals, and transfers from a Guaranteed Period Option of the fixed account may be subject to an Excess Interest Adjustment, however, which may increase or decrease the amount you receive.

This adjustment may also apply to amounts applied to an Annuity Payment Option from a Guaranteed Period Option of the fixed account.

TPLIC will deduct daily mortality and expense risk fees and administrative charges at an annual rate of either 0.75%, 0.60% or 0.55% from the assets in each Subaccount (depending on the death benefit you select).

On each policy anniversary and at the time of surrender during any policy year before the Annuity Commencement Date, we reserve the right to assess a Annual policy Service Charge of up to $30 for policy administration expenses. In no event will the Annual policy Service Charge exceed 2% of the policy value on the policy anniversary or at the time of surrender. The Annual policy Service Charge will not be deducted on a policy anniversary or at the time of surrender if, at either of these times, (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000 or (2) the Policy Value equals or exceeds $50,000.

If you elect the Initial Payment Guarantee when you annuitize, then there is an additional fee (during the income phase) currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts. The fee may be higher or lower at the time you annuitize or elect the Initial Payment Guarantee.

If you select the Life with Emergency Cash® annuity payment option, then a surrender charge applies for the first four years after the Annuity Commencement Date. We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time that you annuitize under this option.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable. State premium taxes currently range from 0% to 3.5%, depending on the state.

The value of net assets of the Subaccounts will reflect the management fee and other expenses incurred by the Portfolios.

6. ACCESS TO YOUR MONEY

You can take money out of your policy at any time during the Accumulation Phase. Each withdrawal you make must be at least $500 ($50 if using Systematic Payout Option). If you have policy value in the fixed account, you may take all cumulative earnings of the fixed account under the policy free of Excess Interest Adjustments. Amounts withdrawn from the fixed account in excess of cumulative earnings of the fixed account will be subject to Excess Interest Adjustments. You may have to pay income tax and a tax penalty on any money you take out. Withdrawals may be restricted under Qualified policies.

Full and partial withdrawals are not generally permitted during the income phase unless you elect the Life with Emergency Cash® annuity payment option.

7. ANNUITY PAYMENTS

During the Income Phase, you receive regular annuity payments under a wide range of Annuity Payment Options. The policy allows you to receive an income guaranteed for as long as you live or until the second of two people dies. You may also choose to receive a guaranteed number of payments over a number of years. Most Annuity Payment Options are available on either a variable basis (where the amount of each payment rises or falls depending on the investment performance of the Portfolios of the underlying funds you have chosen) or a fixed basis (where the amount of each payment will remain level). If you select a variable payment option, the dollar amount of your payments may go up or down. However, the Initial Payment Guarantee is available (for an extra fee) under the policy, and it guarantees a minimum amount for each annuity payment.

8. DEATH BENEFIT

If the annuitant dies before the Income Phase begins, then a death benefit will become payable. If the owner is not the annuitant, no death benefit is paid if the owner dies; however required distribution rules require that the policy value be distributed upon the death of any owner.

Naming different persons as owner and annuitant can affect to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your advisor if you have questions.

When you purchase a policy, you may choose an optional Guaranteed Minimum Death Benefit for an additional fee:

•	Return of Premium

•	Annual Step-Up to age 81—available if the owner or annuitant has not reached age 76 on the policy date.

Charges are lower if you do not choose an optional Guaranteed Minimum Death Benefit. After the policy is issued, the death benefit option cannot be changed.

The death benefit is paid first to a surviving owner, if any; it is paid to the beneficiary only if there is no surviving owner.

9. TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the Accumulation Phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. For nonqualified and certain qualified policies, payments during the Income Phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the Income Phase are, in many cases, considered as all taxable income. If you are younger than 59 1/2 when you take money out, you may incur a 10% federal penalty tax on the taxable earnings.

10. ADDITIONAL FEATURES

This policy has additional features that might interest you. These features are not available in all states and may not be suitable for your particular situation. These include the following:

•

You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the Accumulation Phase. This feature is referred to as the “systematic payout option.” Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•

You can elect an optional rider at the time of annuitization that guarantees your variable annuity payments will never be less than a percentage of the initial variable annuity payment. This feature is called the “Initial Payment Guarantee”. There is an extra charge for this rider.

•

Under certain medically related circumstances, we will allow you to surrender or partially withdraw your policy value without an Excess Interest Adjustment. This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”

•	Under certain unemployment circumstances, you may withdraw all or a portion of the Policy Value free of Excess Interest Adjustments. This feature is called the “Unemployment Waiver.”

•	You may make transfers and/or change the allocation of additional Premium Payments by telephone, or any other means acceptable to the TPLIC. We may restrict or eliminate this feature.

•

We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”

•

You can arrange to have a certain amount of money (at least $500) automatically transferred from the fixed account or the Federated Government Money Fund II subaccount either monthly or quarterly, into your choice of Subaccounts. This feature is called “Dollar Cost Averaging.”

11. OTHER INFORMATION

Right to Cancel Period

You may return your policy for a refund, but only if you return it in good order and within a prescribed period, which is usually 20 to 30 days after you receive the Policy, or whatever longer period may be required by state law. The amount of the refund will generally be Premiums paid, plus or minus accumulated gains or losses in the Separate Account. However, if state law requires, then we will refund your original Premium Payment(s), or surrender value, if greater. A returned policy will be deemed void.

State Variations

Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. Please note that this prospectus describes the material rights and obligations of a policy owner, and the maximum fees and charges for all policy features and benefits are set forth in the fee table of this prospectus. See your policy for specific variations because any such state variation will be included in your policy. See your advisor or contact us for specific information that may be applicable to your state.

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company is a life insurance company incorporated under Iowa law. It is principally engaged in offering life insurance and annuity policies.

Separate Account VA CC

The Separate Account is a unit investment trust registered with the SEC and operating under Iowa law. The Separate Account has various Subaccounts dedicated to the policy, each of which invests solely in a corresponding Portfolio of the underlying funds.

Condensed Financial Information

Please note that Appendix B contains a history of accumulation unit values in a table labeled “Condensed Financial Information.”

12. INQUIRIES AND POLICY AND POLICYHOLDER INFORMATION

If you need more information or want to make a transaction, please contact us at:

Transamerica Premier Life Insurance Company

Administrative Office

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(800) 525-6205

You may check your policy at www.transamerica.com. Follow the logon procedures. We cannot guarantee that you will be able to access this site.

You should protect your logon information, because on-line (or telephone) options may be available and could be made by anyone who knows your logon information. We may not be able to verify that the person providing instructions using your logon information is you or someone authorized by you.

FEE TABLE(1)

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the policy. The first table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer Cash Value between investment choices. State premium taxes may also be deducted, and Excess Interest Adjustments may be made to amounts surrendered or applied to Annuity Payment Options from Cash Value from the fixed account.

Policy Owner Transaction Expenses(1)
Sales Load Imposed on Premiums	None
Contingent Deferred Sales Load (surrender charge)(2)	None
Transfer Fees(3)	$0 - $10
Special Service Fee(4)	$0 - $25

(1)

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase, the fees may be different than those described in the fee table. See Section 5, “Expenses.”

(2)	If you select the Life With Emergency Cash® annuity payment option, you will be subject to a surrender charge after the Annuity Commencement Date. See Section 5, “Expenses.”
(3)	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for each Transfer in excess of 12 per policy year.
(4)

We may deduct a charge for special services, including overnight delivery, duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Portfolio fees and expenses.

Annual Policy Service Charge per Policy	$0-30
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)(1)
Base Separate Account Expenses:
Mortality and Expense Risk Fee(2)	0.40%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.55%
Optional Separate Account Annual Expenses:
Return of Premium Death Benefit(3)	0.05%
Annual Step-Up to age 81 Death Benefit(4)	0.20%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expense(5)	0.75%
Optional Rider Fees – No Longer Available for New Sales

Architect Guaranteed Lifetime Withdrawal Benefit	Single Life Option	Joint Life Option
50% Maximum Equity Percentage	0.30%	0.45%
60% Maximum Equity Percentage	0.45%	0.65%
70% Maximum Equity Percentage	0.65%	1.00%

Guaranteed Minimum Income Benefit(6)	0.45%
Additional Death Benefit(7)	0.25%
Additional Death Benefit – Extra(8)	0.60%
Additional Death Distribution – II(9)	0.55%

(1)

If you elect the Initial Payment Guarantee at the time of annuitization, you will pay an additional fee—currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts—that is reflected in the amount of the annuity payments that you receive. See Section 10, “Additional Features.”

(2)	The mortality and expense fee shown (0.40%) is for the policy value Death Benefit.
(3)	The fee for the Return of Premium Death Benefit (0.05%) is in addition to the base mortality and expense risk and administrative fees.
(4)	The fee for the Annual Step-Up to Age 81 Death Benefit (0.20%) is in addition to the base mortality and expense risk and administrative fees.
(5)	This reflects the base separate account expenses plus the fee for the Annual Step-Up to Age 81 Death Benefit, but does not include any annual optional rider fees.
(6)

The annual rider fee is 0.45% of the minimum income base and is deducted on the rider anniversary only during the accumulation phase. If you annuitize under the rider, a guaranteed payment fee is deducted. See Appendix G.

(7)	The annual rider fee is 0.25% of the policy value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination. See Appendix H.

(8)	The annual rider fee is 0.60% of the policy value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination. See Appendix I.
(9)	The annual rider fee is 0.55% of the policy value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination. See Section Appendix J.

The next item shows the lowest and highest total operating expenses charged by the portfolios for the year ended December 31, 2017 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Portfolio Annual Operating Expenses(1)	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.15%	1.74%

(1)

The fee table information relating to the Portfolios is for the year ending December 31, 2017 (unless otherwise noted) and was provided to TPLIC by the underlying funds, their investment advisors or managers, and TPLIC has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the Portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

EXAMPLE(1)

The following examples are intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, Separate Account annual expenses, and Portfolio fees and expenses.

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2017, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return; and (2) the Architect Guaranteed Lifetime Withdrawal Benefit and the Additional Death Benefit – Extra (which is no longer available for new sales) have been selected. As noted in the Fee Table, the policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$412	$1247	$2098	$4292
Return of Premium Death Benefit Option (0.60%)	$397	$1204	$2028	$4165
Policy Value Death Benefit Option (0.55%)	$392	$1190	$2005	$4122

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2017, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, and assuming (1) a 5% annual rate of return; and (2) no optional riders have been selected. As noted in the Fee Table, the policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$252	$776	$1327	$2829
Return of Premium Death Benefit Option (0.60%)	$237	$731	$1252	$2679
Policy Value Death Benefit Option (0.55%)	$232	$716	$1227	$2629

(1)	Different fees and expenses not reflected in the example may be assessed during the income phase of the Policy.

You should not consider this example to be a representation of past or future expenses or performance. Actual expenses may be higher than those shown, subject to the guarantees in the Policy. In addition, your rate of return may be more or less than the 5% assumed in the example. This example does not reflect any premium taxes.

For information concerning compensation paid for sale of the policies, see “Distribution of the policies.”

1. THE ANNUITY POLICY

The Advisor’s Edge® variable annuity is a flexible-premium variable annuity offered by TPLIC. The policy provides a means of investing on a tax-deferred basis in various Portfolios of the underlying mutual funds (the “Portfolios”) and a fixed account. The fixed account offers interest rates that TPLIC guarantees will not decrease during the selected guaranteed period. There may be a different interest rate for each different guaranteed period that you select. The Guaranteed Period Options are the various interest rate periods for the fixed account which TPLIC may offer and into which Premium Payments may be paid or amounts transferred.

Who Should Invest

The policy is intended for long-term investors who want tax-deferred accumulation of funds, generally for retirement, but also for other long-term investment purposes. The tax-deferred feature of the policy is most attractive to investors in high federal and state marginal tax brackets who have exhausted other avenues of tax deferral, such as pre-tax contributions to employer-sponsored retirement or savings plans. There is no additional tax deferral benefit when the Policy is purchased to fund a qualified plan.

Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your policy is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this policy, you represent and warrant that you are not using the policy, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

About the Policy

The Advisor’s Edge® variable annuity is a policy between you, the policy owner, and TPLIC, the issuer of the policy. (For Policies issued before the date of this prospectus – Owners of policy Number NA103 should also refer to Appendix C; and owners of Policy Number AV515 101 130 600 should refer to Appendix D, for further information about specific policy features.)

The policy provides benefits in two distinct phases: accumulation and income.

Accumulation Phase

The Accumulation Phase starts when you purchase your policy and ends immediately before the Annuity Commencement Date, when the Income Phase starts. During the Accumulation Phase, you choose to allocate your investment in the policy among the various available Portfolios and the fixed account. The Policy is a variable annuity because the value of your investment in the Subaccounts can go up or down depending on the investment performance of the Subaccounts you choose. You could lose the amount that you allocate to the Subaccounts. The policy is a flexible-premium annuity because after you purchase it, you can make additional investments of at least $500 for Non-Qualified policies and $25 for Qualified policies until the Income Phase begins; you are not required to make any additional investments. During this phase, you are generally not taxed on earnings from amounts invested unless you make withdrawals.

Other benefits available during the Accumulation Phase include the ability to:

•	Make transfers among your investment choices without current tax consequences. (See Transfers Among the Subaccounts and the Fixed Account)

•

Withdraw all or part of your money with no surrender penalty charged by TPLIC, although you may incur income taxes and a 10% penalty tax and Excess Interest Adjustment. (See ACCESS TO YOUR MONEY - Full and Partial Withdrawals.)

Income Phase

During the Income Phase, you receive regular annuity payments. The amount of these payments is based in part on the amount of money accumulated under your policy and the Annuity Payment Option you select. The Annuity Payment Options are explained at ANNUITY PAYMENTS.

At your election, payments can be either variable or fixed. If variable, the payments rise or fall depending on the investment performance of the Subaccounts you choose. However, if you annuitize under the Initial Payment Guarantee, then you will receive stabilized annuity payments that will never be less than a percentage of your initial annuity payment. There is an extra charge for this rider. If fixed, the payment amounts are level.

Annuity payments are available in a wide variety of options, including payments over a specified period or for life (for either a single life or joint lives), with or without a guaranteed number of payments.

The Separate Account

When you purchase a policy, money you have allocated to the Subaccounts is deposited into TPLIC’s Separate Account VA CC. The Separate Account contains a number of Subaccounts that invest exclusively in shares of the corresponding Portfolios. The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios. Assets in the Separate Account belong to TPLIC, but are accounted for separately from TPLIC’s other assets and can be used only to satisfy its obligations to policy owners.

2. PURCHASE

Application and Issuance of Policies

To invest in the Advisor’s Edge® variable annuity, you should send a completed application and your initial Premium Payment to the address indicated on the application. TPLIC will issue a policy only if the Annuitant and Joint Annuitant are 85 years of age or younger and the owner and annuitant have an immediate familial relationship.

If the application and any other required documents are received in good order, TPLIC will issue the Policy and will credit the initial Premium Payment within two Business Days after receipt. (A Business Day is any day that the New York Stock Exchange is open for regular trading.) Along with the policy, TPLIC will also send a Variable Annuity Confirmation form, which you should complete, sign, and return in accordance with its instructions.

If TPLIC cannot credit the initial Premium Payment because the application or other required documentation is incomplete, TPLIC will contact the applicant or applicant’s financial intermediary, explaining the reason for the delay. TPLIC will refund the initial Premium Payment within five Business Days unless the applicant consents to TPLIC holding the initial Premium Payment up to 30 days. We must receive your consent prior to market close on the fifth market day after receipt of the Premium Payment. TPLIC will credit your payment within two business days after your information is both complete and in good order. If your information is not received in good order within 30 days of our receipt of your consent, then it will be returned.

Qualified Policy

In addition to Non-Qualified Policies, TPLIC also offers the Advisor’s Edge® as a Qualified policy. Note that Qualified policies contain certain other restrictive provisions limiting the timing of payments to and distributions from the Qualified policy.

When the term “Qualified policy” is used in this prospectus we mean a policy that qualifies as a tax sheltered annuity or an individual retirement annuity under Section 403(b), 408(b), or 408A of the Internal Revenue Code. Pursuant to new tax regulations, starting January 1, 2009 the policy is not available for purchase under a 403(b) plan and we do not accept additional premiums or transfers to existing 403(b) policies.

Premium Payments

A Premium Payment is any amount you use to buy or add to the policy. A Premium Payment may be reduced by any applicable premium tax. In that case, the resulting amount is called a net Premium Payment. The initial net Premium Payment is credited to the policy within two Business Days of receipt (in good order) of the Premium Payment, application and other required documents.

A Few Things to Keep in Mind Regarding Premium Payments

•	The minimum initial Premium Payment for a Non-Qualified policy is $10,000 (including anticipated premium from 1035 exchanges as indicated on your application or electronic order form).

•	The minimum initial Premium Payment for a Qualified policy is $1,000 (including anticipated premium from transfers or rollovers as indicated on your application or electronic order form).

•	You must obtain prior company approval to purchase a policy with an amount less than the stated minimum.

•

We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Transamerica Premier Life Insurance Company, however, in some circumstances, at our discretion we may accept third party checks that are from rollovers or transfers from other financial institutions. Any third party checks not accepted by TPLIC will be returned.

•	We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

•

You may make additional Premium Payments at any time during the Accumulation Phase and while the Annuitant or Joint Annuitant, if applicable, is living. Additional Premium Payments must be at least $500 for Non-Qualified policies. Additional Premium Payments must be at least $25 for Qualified policies.

•

Additional Premium Payments received (in good order) before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) are credited to the policy as of the close of business that same day.

•	For issue ages 0 – 80, we reserve the right to reject cumulative Premium Payments over $1,000,000 (if riders are attached) and

•

$2,000,000 (if riders are not attached) (this includes subsequent Premium Payments) for policies with the same owner or same annuitant issued by us or an affiliate. For issue ages over 80, we reserve the right to reject cumulative Premium Payments over

•

$500,000 (if riders are attached) and $1,000,000 (if riders are not attached) (this includes subsequent Premium Payments) for policies with the same owner or same annuitant issued by us or an affiliate. We reserve the right to refuse any Additional Premiums in excess of these limits, and if you do not obtain prior approval for Additional Premiums in excess of the dollar amounts listed above, the business will be deemed not in good order.

•	Your initial net Premium Payment will be invested on the policy date among the Subaccounts selected in your application. See Allocation of Premium Payments, below, for more information.

The date on which the policy is issued is called the policy date. A policy anniversary is any anniversary of the policy date. A policy year is a period of twelve months starting with the policy date or any policy anniversary.

There may be delays in our receipt of applications that are outside of our control. Any such delays will affect when your policy can be issued and your Premium Payment(s) allocated among your investment choices.

Purchasing by Wire

For wiring instructions, please contact our Administrative Office at (800)-525-6205.

Allocation of Premium Payments

You specify on the application what portion of your Premium Payments you want to be allocated among which Subaccounts and which Guaranteed Period Options. You may allocate your Premium Payments to one or more Subaccounts or to any of the Guaranteed Period Options. All allocations you make to the Subaccounts must be in whole-number percentages totaling 100%. TPLIC reserves the right to refuse any Premium Payment.

You may change allocations for future additional premium payments by sending written instructions to our Administrative Office, or by telephone, or other electronic means acceptable to us, subject to the limitations described in ADDITIONAL FEATURES – Telephone and Electronic Transactions, or any other means acceptable to us. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

WHAT’S MY POLICY WORTH TODAY?

Policy Value

The policy value of your policy is the value of all amounts accumulated under the policy during the Accumulation Phase (similar to the current market value of a mutual fund account). When the policy is opened, the policy value is equal to your initial net Premium Payment. On any Business Day thereafter, the policy value equals the policy value from the previous Business Day, plus –

•	any additional net Premium Payments credited

•	any increase in the policy value attributable to investment results of the Subaccount(s) you selected and the interest credited to the Guaranteed Period Options minus –

•	any decrease in the policy value attributable to investment results of the Subaccount(s) you selected

•	the daily Mortality and Expense Risk Fee

•	the daily Administrative Charge

•	the Annual policy Service Charge and any rider charges, if applicable

•	any withdrawals (including the net effect of any applicable Excess Interest Adjustments on such withdrawals)

•	any charges for Transfers made after the first twelve in a policy year

•	any Premium Taxes that occur during the Valuation Period.

(The Cash Value, which is what you receive if you fully withdraw (i.e., surrender) your policy, is the policy value plus or minus any applicable Excess Interest Adjustment, and minus certain fees and charges.)

The Valuation Period is any period between two successive Business Days beginning at the close of business of the first Business Day (generally 4:00 p.m. Eastern time) and ending at the close of business of the next Business Day.

You should expect the policy value of your policy to change from Valuation Period to Valuation Period.

An Accumulation Unit is a measure of your ownership interest in the policy during the Accumulation Phase. When you allocate your net Premium Payments to a selected Subaccount, TPLIC will credit a certain number of Accumulation Units to your policy. TPLIC determines the number of Accumulation Units it credits by dividing the dollar amount you have allocated to a Subaccount by the Accumulation Unit Value for that Subaccount as of the end of the Valuation Period in which the payment is credited. Each Subaccount has its own Accumulation Unit Value (similar to the share price (net asset value) of a mutual fund). The Accumulation Unit Value varies each Valuation Period with the net rate of return of the Subaccount. The net rate of return reflects the performance of the Subaccount for the Valuation Period and is net of asset charges to the Subaccount. The policy value in each Subaccount equals the number of Accumulation Units in the Subaccount multiplied by the Accumulation Unit Value for that Subaccount.

All dividends and capital gains earned will be reinvested and reflected in the Accumulation Unit Value.

3. INVESTMENT CHOICES

The Advisor’s Edge® variable annuity offers you a means of investing in various Portfolios offered by different investment companies (by investing in corresponding subaccounts) and a fixed account. The companies that provide investment advice and administrative services for the Portfolios offered through this policy are listed in Appendix A: Portfolios Associated with the Subaccounts. For information about the fixed account and the Guaranteed Period Options, see The Fixed Account.

There is no assurance that a Portfolio will achieve its stated objective.

The general public may invest in the Portfolios only through certain insurance policies and qualified plans. The investment objectives and policies of the Portfolios may be similar to those of certain publicly available funds or portfolios. You should not expect the investment results of the Portfolios to be the same as those of publicly available funds and portfolios.

Additional information regarding the investment objectives and policies of the Portfolios and the investment advisory services, total expenses, and charges can be found in the current prospectuses for the corresponding Funds. You should read the prospectuses for the Portfolios carefully before you invest.

Note: If you received a summary prospectus for any of the Portfolios listed below, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

You can obtain prospectuses for the Portfolios by calling or writing to our Administrative Office.

Selection of Underlying Portfolios

The underlying portfolios offered through this product are selected by TPLIC, and TPLIC may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see “Revenue We Receive.” We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) portfolios at least in part because they are managed by one of our affiliates, Transamerica Asset Management, Inc. (“TAM”).

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because you bear the investment risk, you should carefully consider decisions you make regarding your investment allocations. Note: Certain Portfolios have similar names. It is important that you state or write the full name of the Portfolio to which you wish to direct your allocation when you submit an allocation request. Failure to do so may result in a delay of a requested allocation amount being credited to the Subaccount.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each fund’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as the Fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

We do not guarantee that any Subaccounts will always be available for Premium Payments, allocations, or transfers.

We also reserve the right to limit the number of Subaccounts you are invested in at any one time.

Addition, Deletion or Substitution of Investments

TPLIC cannot and does not guarantee that any of the subaccounts will always be available for Premium Payments, allocations or transfers. TPLIC retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. TPLIC reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio. To the extent required by the 1940 Act, as amended, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission (“SEC”). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuities, or from affecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of TPLIC, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by TPLIC. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. TPLIC may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, TPLIC will notify you and request reallocation of the amounts invested in the eliminated subaccount.

Similarly, TPLIC may, at its discretion, close a subaccount to new investments. Any subsequent Premium Payments (including dollar cost averaging transactions) or transfers (including asset rebalance program transactions) into a closed subaccount will be re-allocated to the remaining available investment choices according to the investment allocation instructions you previously provided. If your previous investment allocation instructions do not include any available investment choices, TPLIC will require new instructions. If TPLIC does not receive new instructions, the requested transaction will be canceled and any Premium Payment will be returned. Under asset rebalance programs the value remaining in the closed subaccount will be excluded from any future rebalancing. The value of the closed subaccount will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your policy, you should also consider whether or not to re- allocate the value remaining in the closed subaccount to another investment choice. If you decide to re-allocate the value of the closed subaccount, you will need to provide us with instructions to achieve your goal. Under certain situations involving annuitizations (e.g., policy reached maximum annuity commencement date) if an investment choice is closed to new investment, the amount that would have been allocated thereto will instead be used to purchase annuity units pro-rata in the other investment choices you have purchased annuity units in and which are open to new investment. Moreover, in certain situations involving death benefit adjustments for continued policies, if an investment choice is closed to new investment, the amount that would have been allocated thereto will instead be allocated pro-rata to the other investment choices you have value allocated to and which are open to new investment.

In the event of any such substitution or change, TPLIC may, by appropriate endorsement, make such changes in the policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts.

To the extent permitted by applicable law, TPLIC also may (i) transfer the assets of the separate account associated with the policies to another account or accounts, (ii) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (iii) create new separate accounts, (iv) add new subaccounts to or remove existing subaccounts, or (v) add new underlying fund portfolios, or substitute a new fund for an existing fund.

The Fixed Account

Premium Payments allocated and amounts transferred to the fixed account become part of TPLIC’s general account. Interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 and 1940 Acts. TPLIC has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus which relate to the fixed account.

While we do not guarantee that the fixed account will always be available for new investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the Guaranteed Period Option you selected, the value in the Guaranteed Period Option will automatically be transferred into a new Guaranteed Period Option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders and transfers from a Guaranteed Period Option of the fixed account are subject to an Excess Interest Adjustment (except at the end of the guaranteed period). This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The Excess Interest Adjustment will not decrease the interest credited to your policy below the guaranteed minimum, however.

We also guarantee that upon full surrender your Cash Value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued. If you select the fixed account, your money will be placed with TPLIC’s other general assets. The amount of money you are able to accumulate in the fixed account during the Accumulation Phase depends upon the total interest credited. The amount of annuity payments you receive during the Income Phase from the fixed portion of your policy will remain level for the entire Income Phase.

We reserve the right to refuse any Premium Payment or transfer to the fixed account.

Transfers Among the Subaccounts and the Fixed Account

Should your investment goals change, you may make transfers of money among the Subaccounts and the Fixed Account, subject to limitations described above which we reserve the right to impose, and the following conditions:

•

You may make requests for transfers in writing, by telephone or any other means acceptable to TPLIC. TPLIC will process requests it receives in good order before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Business Day.

•	The minimum amount you may transfer from a Subaccount is $500 (unless the policy value in a Subaccount is less than $500).

•	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for Transfers in excess of 12 per policy year.

•	Transfers out of a Guaranteed Period Option of the fixed account are limited to the following:

•

Within 30 days before the end of the guaranteed period you must notify us that you wish to transfer the amount in that Guaranteed Period Option to another investment choice. No Excess Interest Adjustment will apply.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest Premium Payment first.

•

Other than at the end of a guaranteed period, transfers of amounts from the Guaranteed Period Option (in excess of interest credited), are subject to an Excess Interest Adjustment. If the adjustment is negative, then the maximum amount you can transfer is 25% of the amount in that Guaranteed Period Option, less any previous transfers during the current policy year. (Note: This restriction may prolong the period of time it takes to transfer the full amount in a Guaranteed Period Option of The Fixed Account. You should carefully consider whether investment in The Fixed Account meets your needs and investment criteria.) If the adjustment is positive, then we do not limit the amount that you can transfer.

•	Transfers of the Guaranteed Period Option amounts equal to interest credited must be at least $50.

•

Outside of the transfers associated to the dollar cost averaging program there are no transfers permitted out of the Dollar Cost Averaging Fixed Account Option except by terminating the dollar cost averaging program.

Market Timing and Disruptive Trading

Statement of policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you elect certain optional riders, you will be subject to investment restrictions requiring you to invest in certain underlying fund portfolios, known as designated investment options. In the future, we may change the investment restrictions.

One or more of the underlying fund portfolios that may be designated investment options under each optional rider, in part, may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. Our requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in underlying fund portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the riders. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the riders that do not invest in funds that utilize volatility control strategies.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

4. PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures will also reflect the premium enhancement, if any.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

5. EXPENSES

There are charges and expenses associated with the policy that reduce the return on your investment in the policy.

Excess Interest Adjustment

Withdrawals from the fixed account may be subject to an Excess Interest Adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also be made to amounts applied to an Annuity Payment Option. See “Excess Interest Adjustment” in the Statement of Additional Information.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the Annuity Commencement Date. If you make more than 12 transfers per policy year, we reserve the right to charge $10 for each additional transfer. Premium Payments, asset rebalancing and dollar cost averaging transfers are not considered transfers for the purpose of assessing a transfer fee. All transfer requests made at the same time are treated as a single transfer.

Special Service Fees

We will deduct a charge for special services you request.

Annual Policy Service Charge

We reserve the right to assess an Annual policy Service Charge of up to $30 (but no more than 2% of your policy Value at the time of deduction) for policy administrative expenses. We will not assess this charge on your policy if (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000; or (2) your policy Value equals or exceeds $50,000.

Mortality and Expense Risk Fee

TPLIC charges a fee as compensation for bearing certain mortality and expense risks under the Policy. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Fee is dependent on the death benefit option you select on the application. For the Policy Value Death Benefit Option, the mortality and expense risk fee is at an annual rate of 0.40%. For the Return of Premium Death Benefit Option, the mortality and expense risk fee is at an annual rate of 0.45%. For the Annual Step-Up to age 81 Death Benefit Option, the mortality and expense risk fee is at an annual rate of 0.60%. During the income phase, the mortality and expense risk and administrative fee is at an annual rate of 0.55%.

We guarantee that the annual charge described above will not increase. If the charge is more than sufficient to cover actual costs or assumed risks, any excess will be added to TPLIC’s surplus. If the charges collected under the Policy are not enough to cover actualcosts or assumed risks, then TPLIC will bear the loss. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

A Closer Look At The Mortality and Expense Risk Fee

TPLIC assumes mortality risk in two ways. First, where Policy Owners elect an Annuity Payment Option under which TPLIC guarantees a number of payments over a life or joint lives, TPLIC assumes the risk of making monthly annuity payments regardless of how long all Annuitants may live. Second, TPLIC assumes mortality risk in guaranteeing a minimum Death Benefit in the event the Annuitant dies during the Accumulation Phase.

The expense risk that TPLIC assumes is that the charges collected for administrative expenses, which are based on rates that are guaranteed not to increase above rates shown for the life of the Policy, may not cover the actual costs of issuing and administering the Policy.

Administrative Charge

TPLIC assesses each policy an annual Administrative Charge to cover the cost of issuing and administering each Policy and of maintaining the Separate Account. The Administrative Charge is assessed daily at a rate equal to 0.15% annually of the net asset value of the Separate Account.

Premium Taxes

Some states assess premium taxes on the Premium Payments that you make. We currently do not deduct for these taxes at the time you make a Premium Payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

•	you begin receiving annuity payments;

•	you surrender the policy; or

•	a death benefit is paid.

Initial Payment Guarantee

If you elect the Initial Payment Guarantee at the time of annuitization, then there is a fee (during the income phase) currently at an annual rate of 1.25% of the daily net asset value in the Subaccounts. The fee may be higher or lower at the time you annuitize and elect the rider.

Life with Emergency Cash® Surrender Charge

If you select the Life with Emergency Cash® annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the Annuity Commencement Date. The following schedule shows the current surrender charge:

Number of years Since Annuity Commencement Date	Surrender Charge (as a percentage of adjusted policy value)
0-1	4%
1-2	3%
2-3	2%
3-4	1%
4 or more	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency Cash® annuity payment option.

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the Annuity Commencement Date and not from the Premium Payment date;

•	this charge is a percentage of the Adjusted Policy Value applied to the Life with Emergency Cash® annuity payment option, and not a percentage of premium; and

•	under this payment option, there is no surrender charge free amount.

Portfolio Expenses

The value of the assets in the Separate Account will reflect the fees and expenses paid by the Portfolios. The lowest and highest Portfolio expenses for the previous calendar year are found in the “Fee Table” section of this prospectus. See the prospectuses for the underlying fund Portfolios for more information.

Revenue We Receive

This prospectus describes generally the payments that we (and/or our affiliates) may directly or indirectly receive from the Portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and/or our affiliates) provide and expenses we incur in offering and selling our variable insurance products. These arrangements are described further below. While only certain of the types of payments described below may be made in connection with your particular policy, all such payments may nonetheless influence or impact actions we (and/or our affiliates) take, and recommendations we (and our affiliates) make, regarding each of the variable insurance products that we (and our affiliates) offer, including your policy.

We (and/or our affiliates) may receive some or all of the following types of payments:

•

Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the policies, indirectly receive 12b-1 fees from certain funds available as investment choices under our variable insurance products. Any 12b- 1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.25% of the average daily assets of the certain underlying fund portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

•

Administrative, Marketing and Support Service Fees (“Support Fees” ). As noted above, an investment adviser, sub-adviser, administrator and/or distributor (or affiliates thereof) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment advisor or sub- advisor realized on the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of Support Fees and underlying fund portfolio fees (i.e. sub-transfer agent, Rule12b-1, and Shareholder Services) that we anticipate will be paid to us on an annual basis. Please Note: Some of the underlying funds listed in the chart below may not currently be available under your policy:

Incoming Payments to TPLIC and/or TCI
Fund	Maximum Fee % of assets
AB Variable Products Series Fund, Inc.	0.25%
Columbia Funds Variable Insurance Trust	0.40%
DFA Investment Dimensions Group Inc.	0.00%
The Dreyfus Sustainable U.S. Equity Portfolio, Inc.	0.55%
Dreyfus Variable Investment Fund	0.55%
Federated Insurance Series	0.25%
Fidelity Variable Insurance Products Fund	0.10%
Nationwide Variable Insurance Trust	0.25%
Transamerica Series Trust	0.00%
Vanguard Variable Insurance Fund	0.00%
Wanger Advisors Trust	0.15%
Wells Fargo Advantage Variable Trust Funds	0.00%

NOTES TO INCOMING PAYMENTS TABLE:

Maximum Fee % of Assets: Payments are based on a percentage of the average assets of each Portfolio owned by the Subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on funds invested in Subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

Transamerica Series Trust (“TST”): Because TST is managed by our affiliate Transamerica Asset Management, Inc. (“TAM”), an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund Portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or benefits may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who invest in subaccounts that invest in the TST underlying fund portfolios. These payments or benefits may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is sub-advised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are sub-advised by non-affiliated entities. During 2017 we received approximately $11.6 Million in benefits from TAM pursuant to these arrangements. We anticipate receiving comparable amounts in the future.

Fidelity ® Variable Insurance Products Fund: We receive this percentage once $100 million in fund shares are held by the subaccounts of the Company and its affiliates.

Proceeds from certain of these payments by the portfolios, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the policies, see “Distribution of the Policies” in this prospectus.

6. ACCESS TO YOUR MONEY

The value of your policy can be accessed during the Accumulation Phase:

•	by making a full or partial withdrawal; and

•	by taking systematic payouts.

On or before the Annuity Commencement Date, the policy value is equal to the owner’s:

•	Premium Payments; minus

•	partial withdrawals (including the net effect of any applicable Excess Interest Adjustments on such withdrawals); plus

•	interest credited in the fixed account; plus or minus

•	accumulated gains or losses in the separate account; minus

•	Annual policy Service Charges, rider fees, Premium Taxes, and transfer fees, if any.

Full and Partial Withdrawals

You may withdraw all or part of your money at any time during the Accumulation Phase of your policy. All partial withdrawals must be for at least $500 ($50 if using Systematic Payout Option). Withdrawals may be restricted under tax sheltered annuity policies. If your policy was issued pursuant to a 403(b) plan, starting January 1, 2009 we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

On the business day that TPLIC receives your request for a full withdrawal, the amount payable is the Cash Value. You will receive:

•	the value of your policy; plus or minus

•	any Excess Interest Adjustment; minus

•	any applicable Premium Taxes, Annual policy service charges and any rider fees.

To make a withdrawal, send your written request on the appropriate TPLIC form to our Administrative Office. Please note: All withdrawal requests must be submitted in good order to avoid a delay in processing your request.

Because you assume the investment risk for amounts allocated to the Portfolios under the Policy, and because of certain fees and charges, the total amount paid upon a full withdrawal of the policy may be more or less than the total Premium Payments made (taking prior withdrawals into account).

Excess Interest Adjustment

Money that you withdraw from a Guaranteed Period Option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the Guaranteed Period Option) may be subject to an Excess Interest Adjustment. At the time you request a withdrawal, if interest rates set by TPLIC have risen since the date of the initial guarantee, the Excess Interest Adjustment will result in a lower Cash Value on surrender. However, if interest rates have fallen since the date of the initial guarantee, the Excess Interest Adjustment will result in a higher Cash Value on surrender or transfer.

Generally, all withdrawals from a Guaranteed Payment Option (including transfers) in excess of your cumulative interest earnings in that option are subject to an Excess Interest Adjustment. Beginning in the first Policy Year you can withdraw up to your cumulative earnings each Policy Year, in one or more withdrawals, without an Excess Interest Adjustment. This is referred to as the “free amount.”

There will be no Excess Interest Adjustment on any of the following:

•	lump sum withdrawals of the free amount available;

•	nursing care and terminal condition withdrawals

•	unemployment withdrawals;

•	withdrawals to satisfy the minimum distribution requirements for Qualified Policies; and

•	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that under these circumstances you will not receive a higher Cash Value if interest rates have fallen nor will you receive a lower Cash Value if interest rates have risen.

Payment of Full or Partial Withdrawal Proceeds

TPLIC will pay cash withdrawals within seven business days after receipt in good order (at our Administrative Office) of your written request for withdrawal except in one of the following situations, in which TPLIC may delay the payment beyond seven days:

•	the New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted

•	an emergency exists as defined by the SEC, or the SEC requires that trading be restricted

•	the SEC permits a delay for your protection as a policy owner

•	the payment is derived from premiums paid by check, in which case TPLIC may delay payment until the check has cleared your bank

Transfers of amounts from the Subaccounts may also be deferred under these circumstances. In addition, if, pursuant to SEC rules, the Federated Government Money Fund II portfolio suspends payment of redemption proceeds in connection with a liquidation of the portfolio, then we may delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Federated Government Money Fund II portfolio until the portfolio is liquidated.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a Premium Payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Signature Guarantees

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000 unless it is a custodial owned annuity;

•	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a policy owner’s account;

•	Any electronic fund transfer instruction changes on or within 15 days of an address change;

•

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that policy owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity policy for another with the same owner in a “tax free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file unless it is a custodial owned annuity.

•	Any other transaction we require.

We may change the specific requirements listed above, or add Signature Guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 525-6205.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee when required.

Taxation of Withdrawals

For important information on the tax consequences of withdrawals, see Taxation of Full and Partial Withdrawals, and Penalty Taxes on Certain Early Withdrawals.

Tax Withholding on Withdrawals

If you do not provide TPLIC with a written request not to have federal income taxes withheld when you request a full or partial withdrawal, federal tax law requires TPLIC to withhold federal income taxes from the taxable portion of any withdrawal and send that amount to the federal government. Eligible Rollover Distributions from tax sheltered annuity policies are subject to mandatory withholding.

7. ANNUITY PAYMENTS

During the Income Phase, you receive regular annuity payments under a wide range of Annuity Payment Options.

Starting the Income Phase

Upon the annuity commencement date, which is the date your policy is annuitized and annuity payments begin, your annuity switches from the accumulation phase to the income phase. You can generally change the annuity commencement date by giving us 30 days notice with the new date or age. The earliest annuity commencement date is at least 30 days after you purchase your policy. Unless required by state law, the latest annuity commencement date cannot be after the date specified in your policy unless a later date is agreed to by us.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continue the policy). If the annuitant dies after the annuity commencement date, no death benefit is payable and the amount payable will depend on the annuity income option.

Your Policy may not be “partially” annuitized, i.e., you may not apply a portion of your policy value to an annuity option while keeping the remainder of your Policy in force.

After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

The Annuity Commencement Date for Qualified policies may also be controlled by endorsements, the plan, or applicable law.

Annuity Payment Options

The policy provides four Annuity Payment Options that are described below. You may choose any combination of Annuity Payment Options. TPLIC will use your Adjusted Policy Value to provide these annuity payments. The Adjusted policy value is the policy value increased or decreased by any applicable Excess Interest Adjustment. If the Adjusted policy value on the Annuity Commencement Date is less than $2,000, TPLIC reserves the right to pay it in one lump sum in lieu of applying it under an Annuity Payment Option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (TPLIC reserves the right to change the frequency if payments would be less than $50.)

If you choose to receive fixed payments, then the amount of each payment will be set on the Annuity Commencement Date and will not change. You may, however, choose to receive variable payments under Annuity Payment Options 2 and 4. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in your Policy. The dollar amount of additional variable payments will vary based on the investment performance of the Subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease. These changes may only occur on an annual basis, however, if you receive stabilized payments under the Initial Payment Guarantee.

A charge for Premium Taxes and an Excess Interest Adjustment may be made when annuity payments begin.

The Annuity Payment Options are explained below. Options 1 and 3 are fixed only. Options 2 and 4 can be fixed or variable.

•

Payment Option 1—Income for a Specified Period. We will make level payments only for a fixed period you choose, which may be from 10 to 20 years. The specified period may not exceed your life expectancy. No funds will remain at the end of the period.

•	Payment Option 2—Life Income. You may choose between:

Fixed Payments

•	No Period Certain–We will make level payments only during the annuitant’s lifetime.

•	Period Certain—We will make level payments for the longer of the annuitant’s lifetime or 10 years.

•

Guaranteed Return of policy proceeds—We will make level payments for the longer of the annuitant’s lifetime or until the total dollar amount of payments we make to you equals the amount applied to this Annuity Payment Option.

Variable Payments

•	No Period Certain—Payments will be made only during the lifetime of the annuitant.

•	10 Years Certain—Payments will be made for the longer of the annuitant’s lifetime or ten years.

Life with Emergency Cash® (fixed or variable)

Payments will be made during the lifetime of the annuitant. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule) You will be subject to whatever surrender charge schedule is in effect at the time you annuitize under this Annuity Payment Option. The Life with Emergency Cash® benefit will continue through age 100 of the annuitant.

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the annuitant and is generally equal to the surrender value without any surrender charges. For Qualified Policies the death benefit ceases on the date the annuitant reaches the IRS age limitation. The amount of the death benefit is calculated the same as the “Emergency Cash Benefit” under the rider. The Emergency Cash Benefit is determined by multiplying the current annuity payment that is supported by the “Surrender Factor” (a factor used to determine the amount that is available to surrender) that is included on the Emergency Cash Benefit Schedule in the rider, less any applicable surrender charges. The beneficiary may choose an Annuity Payment Option, or may choose to receive a lump sum.

•

Payment Option 3—Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. The duration of the payments may not exceed the annuitant’s life expectancy. This will be a series of level payments followed by a smaller final payment.

•	Payment Option 4—Joint and Survivor Annuity. You may choose between:

Fixed Payments

•	No Period Certain. Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Variable Payments

•	No Period Certain. Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Life with Emergency Cash® (fixed or variable)

Payments will be made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this Annuity Payment Option. The Life with Emergency Cash® benefit will continue through age 100 of the surviving joint annuitant.

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the surviving joint annuitant and is generally equal to the surrender value without any surrender charges. For Qualified Policies the death benefit ceases on the date the surviving joint annuitant reaches the IRS joint age limitation.

The amount of the death benefit is calculated the same as the “Emergency Cash Benefit” under the rider. The Emergency Cash Benefit is determined by multiplying the current annuity payment that is supported by the “Surrender Factor” (a factor used to determine the amount that is available to surrender) that is included on the Emergency Cash Benefit Schedule in the rider, less any applicable surrender charges. The beneficiary may choose an Annuity Payment Option, or may choose to receive a lump sum.

Note: Other Annuity Payment Options may be arranged by agreement with TPLIC. Some Annuity Payment Options may not be available for all policies, all ages, or in all states; or we may limit certain options to ensure they comply with applicable tax law provisions.

If your policy is a qualified policy, then payment options 1 and 3 may not satisfy minimum required distribution rules. Consult a tax advisor before electing either of these options.

NOTE CAREFULLY:

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Annuity; and

•	the annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	we may make only one (two, three, etc.) annuity payments.

IF:

•	you choose Income for a Specified Period, Life Income with 10 years Certain, Life Income with Guaranteed Return of policy Proceeds, or Income of a Specified Amount; and

•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to that person’s beneficiary, or their present value may be paid in a single sum.

However, IF:

•	you choose Life with Emergency Cash®; and

•	the annuitant dies before age 101;

THEN:

•	the Life with Emergency Cash® death benefit will be paid.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving payments is responsible for keeping TPLIC informed of his/her current address.

You must annuitize your policy no later than the maximum annuity commencement date specified in your policy (earlier for certain distribution channels) or a later date if agreed to by us. If you do not elect an annuity payment option, the default option will be variable payments under Option 2 Life with 10 Years Certain , and all optional benefits (including guaranteed minimum death benefits and living benefits) will terminate upon annuitization.

Calculating Annuity Payments

Fixed Annuity Payments. Each fixed Annuity Payment is guaranteed to be at least the amount shown in the policy’s annuity tables corresponding to the Annuity Payment Option selected.

Variable Annuity Payments. To calculate variable Annuity Payments, TPLIC determines the amount of the first variable Annuity Payment. The first variable Annuity Payment will equal the amount shown in the applicable Annuity Table in the policy. This amount depends on the value of your policy on the Annuity Commencement Date, the sex and age of the Annuitant (and Joint Annuitant where there is one), the Annuity Payment Option selected, and any applicable Premium Taxes.

Impact of Annuitant’s Age on Annuity Payments. For either fixed or variable Annuity Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each payment.

Because payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Annuity Payment will be greater.

Impact of Annuitant’s Sex on Annuity Payments. For either fixed or variable Annuity Payments involving life income, the sex of the Annuitant and Joint Annuitant will affect the amount of each payment. Because payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Annuity Payment will be greater than for female Annuitants and Joint Annuitants.

Impact of Length of Payment Periods on Annuity Payments. The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

A Few Things to Keep in Mind Regarding Annuity Payments

•

If an Annuity Payment Option is not selected, TPLIC will assume that you chose the Life Income (with 10 years certain). Any amounts in a Subaccount before the Income Phase begins will be applied under a variable Annuity Payment Option based on the performance of that Subaccount.

•

Money that you apply to an annuity payment option from a Guaranteed Period Option of the fixed account before the end of its guaranteed period (i.e., the number of years you specified the money would remain in the Guaranteed Period Option) may be subject to an excess interest adjustment.

•

TPLIC reserves the right to change the frequency if payments would be less than $50. If on the Annuity Commencement Date, the Adjusted policy value is less than $2,000, TPLIC reserves the right to pay it in one lump sum in lieu of applying it under an annuity payment option.

•	From time to time, TPLIC may require proof that the Annuitant, Joint Annuitant, or policy owner is living.

•	If someone has assigned ownership of a policy to you, or if a non-natural person (e.g., a corporation) owns a policy, you may not start the Income Phase of the policy without TPLIC’s consent.

•	At the time TPLIC calculates your Annuity Payments, TPLIC may offer more favorable rates than those guaranteed in the Annuity Tables found in the Policy.

•	Once Annuity Payments begin, you cannot select a different Annuity Payment Option. Nor can you cancel an Annuity Payment Option after Annuity Payments have begun.

•	Once Annuity Payments begin, there is no longer a policy value. You cannot make any withdrawals unless u have selected the Life with Emergency Cash® annuity payment option.

•

If you have selected a variable Annuity Payment Option, then you may change the Subaccount funding the variable Annuity Payments by written request or by calling (800)-525-6205. Please Note: All requests must be submitted in good order to avoid a delay in processing your request.

•

You may select an Annuity Payment Option and allocate a portion of the value of your policy to a fixed version of that Annuity Payment Option and a portion to a variable version of that Annuity Payment Option (assuming the Annuity Payment Option is available on both a fixed and variable basis). You may not select more than one Annuity Payment Option.

•

If you choose an Annuity Payment Option and the postal or other delivery service is unable to deliver checks to the Payee’s address of record, no interest will accrue on amounts represented by uncashed Annuity Payment checks. It is the Payee’s responsibility to keep TPLIC informed of the Payee’s most current address of record.

8. DEATH BENEFIT

We will pay a death benefit to your Beneficiary, under certain circumstances, if the Annuitant dies during the Accumulation Phase. If there is a surviving owner(s) when the Annuitant dies, the surviving owner(s) will receive the death benefit instead of the listed beneficiary. The person receiving the death benefit may choose an annuity payment option (if you pick a variable annuity payment option fees and expenses will apply), or may choose to receive the death benefit via partial withdrawals, or lump sum withdrawal. The guarantees of these death benefits are based on our claims-paying ability.

We will determine the amount of and process the death benefit proceeds, if any are payable on a policy, upon receipt at our Administrative Office of satisfactory proof of the annuitant’s death, directions regarding how to process the death benefit, and any other documents, forms and information that we need (collectively referred to as “due proof of death”). For policies with multiple beneficiaries, we will process when the first beneficiary provides us with due proof of their share of the death proceeds. We will not pay any remaining beneficiary their share until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk until they submit due proof of death. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving “due proof of death.” See Section OTHER INFORMATION - Abandoned or Unclaimed Property.

Please Note: Such due proof of death must be received in good order to avoid a delay in processing the death benefit claim. See Section OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

The death benefit proceeds remain invested in the Separate Account in accordance with the allocations made by the policy owner until the Beneficiary has provided us with due proof of death. Once the Company receives due proof of death, then investment in the Separate Account may be reallocated in accordance with the Beneficiary’s instructions.

If the Beneficiary has not provided due proof of death, the Company may permit a one-time allocation change to the money market fund if we have satisfactory evidence of the Annuitant’s death.

When We Pay A Death Benefit

We will pay a death benefit to the beneficiary IF:

•	you (owner) are both the annuitant and sole owner of the policy; and

•	you die before the Annuity Commencement Date.

We will pay a death benefit to you (owner) IF:

•	you (owner) are not the annuitant; and

•	the annuitant dies before the Annuity Commencement Date.

If the only person receiving the death benefit is the surviving spouse of the owner, then he or she, if eligible, may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit.

When We Do Not Pay A Death Benefit

We will not pay a death benefit IF:

•	you (owner) are not the annuitant; and

•	you die before the Annuity Commencement Date.

Please note the new owner (unless it is the deceased owner’s spouse) must generally surrender the policy within five years of your death for the Adjusted policy value minus any applicable rider fees.

Distribution requirements apply to the policy value upon the death of any owner. These requirements are detailed in the SAI.

Deaths After the Annuity Commencement Date

The death benefit payable, if any, on or after the Annuity Commencement Date depends on the annuity payment option selected.

IF:

•	you (owner) are not the annuitant; and

•	you die on or after the Annuity Commencement Date; and

•	the entire interest in the policy has not been paid to you;

THEN:

•	the remaining portion of such interest in the policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

IF:

•	you (owner) are receiving annuity payments under the Life with Emergency Cash®; and

•	the annuitant dies before age 101;

THEN:

•	a Life with Emergency Cash® death benefit will be paid.

Succession of Ownership

If any owner (who is not the annuitant) dies during the Accumulation Phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;

•	primary beneficiary;

•	contingent beneficiary; or

•	owner’s estate.

Spousal Continuation

If the sole primary beneficiary is the spouse, upon the owner’s or the annuitant’s death, the beneficiary may elect to continue the policy in his or her own name. Upon the annuitant’s death if such election is made, the policy value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the annuitant. Any excess of the death benefit amount over the policy value will be allocated to each applicable investment option in the ratio that the policy value in the investment option bears to the total policy value. The terms and conditions of the policy that applied prior to the annuitant’s death will continue to apply, with certain exceptions described in the policy. For purposes of the death benefit on the continued policy, the death benefit is calculated in the same manner as it was prior to continuation on the date the spouse continues the policy. See TAX INFORMATION – Same Sex Relationships for more information concerning spousal continuation involving same sex spouses.

For these purposes, if the sole primary beneficiary of the policy is a revocable grantor trust and the spouse of the owner/annuitant is the sole grantor, trustee, and beneficiary of the trust and the trust is using the spouse of the owner/annuitant’s social security number at the time of claim, she or he shall be treated as the owner/annuitant’s spouse. In those circumstances, the owner/annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

For these purposes, if the owner is an individual retirement account within the meaning of IRC sections 408 or 408A, if the annuitant’s spouse is the sole primary beneficiary of the annuitant’s interest in such account. In those circumstances, the policy will continue after the annuitant’s death and the annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as lump sum, as annuity payments or as otherwise permitted by the Company in accordance with applicable law. The “base policy” death benefit will be the greatest of:

•	policy value on the date we receive the required information in good order at our Administrative Office; or

•	Cash Value on the date we receive the required information in good order at our Administrative Office (this will be more than the policy value if there is a positive Excess Interest Adjustment); or

•	Guaranteed Minimum Death Benefit, if any (discussed below).

Please Note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit Options

On the Policy application, you generally may choose one of the Guaranteed Minimum Death Benefit options (listed below) for an additional fee. After the Policy is issued, you cannot make an election and the death benefit cannot be changed.

If the Guaranteed Minimum Death Benefit is not available because of the age of the policy owner or Annuitant, the death benefit will be the greater of the policy value or Cash Value as of the date of death.

A.	Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	the total Premium Payments;

•	less any adjusted partial withdrawals (discussed below) as of the date of death.

There is an extra charge for this death benefit of 0.05% annually for a total mortality and expense risk fee of 0.45%.

B.	Annual Step-Up To Age 81 Death Benefit

Under this option, on each policy anniversary before your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. The death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary before the earlier of the date of the annuitant’s death or the annuitant’s 81st birthday; plus

•	any premium payments since that date; minus

•	any adjusted partial withdrawals since that date.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the Policy Date. There is an extra charge for this death benefit of 0.20% annually, for a total mortality and expense risk fee of 0.60%.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your Guaranteed Minimum Death Benefit will be reduced by an amount called the Adjusted Partial Withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total Premium Payments. Please see Appendix E for a detailed explanation of this adjustment. If you have a Qualified Policy, minimum required distribution rules may require you to request a partial surrender.

9. TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation- skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the account value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or non-qualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All amounts received from the policy that are includible in income are taxed at ordinary income rates: no amounts received from the policy are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying funds to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Policy

Diversification Requirements. In order for a non-qualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The policy owners bear the risk that the entire policy could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed (1) within 5 years after such owner’s date of death or (2) be used to provide payments to a designated beneficiary for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. The designated beneficiary must be an individual and payments must begin within one year of such owner’s death. However, if upon such owner’s death the owner’s surviving spouse is the sole beneficiary of, the policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is not a natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

In certain instances a designated beneficiary may be permitted to elect a “stretch” payment option as a means of disbursing death proceeds from a non-qualified annuity. The only method the Company uses for making distribution payments from a non-qualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of a Nonqualified policy

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value, as collateral for a loan, generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the policy”. There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these rules with a competent tax adviser. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity policy if the policy has not been annuitized before that age or have other tax consequences. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Partial Withdrawals-Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy.” The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income. Partial withdrawals are generally treated first as taxable income to the extent of the excess in the policy value over the “investment in the policy.” Distributions made under the systematic payout option are treated for tax purposes as partial withdrawals, not annuity payments. In general, loans, pledges, and collateral assignments as security for a loan are taxed in the same manner as partial withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before a policy withdrawal (or a transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that amounts received from the policy that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 ½; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because the Company cannot verify that the owner is disabled, the Company will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Guaranteed Lifetime Withdrawal Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. It is possible that the withdrawal base (with respect to the guaranteed lifetime withdrawal benefits) and the guaranteed future value (with respect to the guaranteed maximum accumulation benefit) could be taken into account to determine the policy value that is used to calculate the amount of the distribution that would be included in income. The proper treatment of the Income Enhancement Option under a guaranteed lifetime withdrawal benefit is unclear. It is possible that the IRS could determine that the benefit provides some form of long term care insurance. In the event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your policy, and (2) the amount of income attributable to guaranteed lifetime withdrawal payments could be affected. In view of this uncertainty, you should consult a tax adviser with any questions.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified policy in exchange for all or part of another annuity policy that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the policy immediately after the exchange will generally be the same as that of the annuity policy exchanged, increased by any additional premium payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the policy. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a partial withdrawal, surrender, annuity income payment, or death benefit).

If you exchange part of an existing policy for the policy, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a partial withdrawal) from either policy, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the policy could be includable in your income and subject to a10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity policy for the policy, especially if you may make a withdrawal from either policy within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. The Company is required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. Please consult a tax adviser for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as spouses under the applicable state law, will each be treated as a spouse as defined in this policy for state law purposes. However, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a tax adviser for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; (2) if distributed via partial withdrawals, these amounts are taxed in the same manner as partial surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent tax adviser with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable partial withdrawal, which might also be subject to a tax penalty if the partial withdrawal occurs prior to age 59 ½. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable partial withdrawal, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the policy.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 ½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other, similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a successor (contingent) owner or assign the policy as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the

Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or partial surrenders according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 ½; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 ½ (unless certain exceptions apply) are subject to a 10% penalty tax.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 ½, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this policy for qualification as a Roth IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically, distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 ½, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 ½. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan.

Employers using the policy in connection with Section 403(b) plans may wish to consult with their tax adviser.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non- governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled “Withholding” below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to a substantial risk of forfeiture.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Partial Withdrawals – Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non- deductible premium payments made by you or on your behalf. If you do not have any non-deductible premium payments, your investment in the policy will be treated as zero.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59 ½, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a tax adviser for more information regarding the application of these exceptions to your circumstances. The terms of the plan may limit the rights otherwise available to you under the policy.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 ½ or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 70 ½. The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating minimum required distributions. Consult a competent tax adviser before purchasing an optional living or death benefit.

Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a tax adviser before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as policy holder may cause the qualified plan participants to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this policy as a qualified policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies, taxable “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities and government 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) an non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S. source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provides general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the distribution. The rules relating to FATCA are complex and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity policy owners currently receive.

10. ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the Accumulation Phase) to receive regular payments from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of payouts made per year, where:

(1)	is up to 10% of your Premium Payments (reduced by prior withdrawals in that policy year); or

(2)	is any gains in the policy.

For amounts greater than 10% of your Premium Payments you must receive prior company approval.

Any payment from a Guaranteed Period Option in excess of the cumulative interest credited at the time of the payment may be subject to an Excess Interest Adjustment.

Payments can be made monthly, quarterly, semi-annually, or annually. Each payment must be at least $50. Monthly and quarterly payments may be required to be taken by electronic funds transfer directly to your checking or savings account.

If you request an additional surrender while a Systematic Payout Option is in effect, then the Systematic Payout Option will terminate. Also keep in mind that partial withdrawals under the systematic payout option, like all partial withdrawals, may be taxable and, if made before age 59 1/2, may be subject to a 10% federal penalty tax.

There is no charge for this benefit.

Initial Payment Guarantee

You may only elect to purchase the Initial Payment Guarantee at the time you annuitize your policy. You cannot terminate this payment guarantee (or eliminate the charge for it) after you have elected it. The guarantee only applies to variable annuity payments. There is an additional charge for this guarantee.

The Initial Payment Guarantee does not establish or guarantee the performance of any subaccount.

With the Initial Payment Guarantee, you receive stabilized annuity payments that are guaranteed to never be less than a percentage of the initial payment. The guaranteed percentage is subject to change from time to time; however once you annuitize and elect the Initial Payment Guarantee, the guaranteed percentage will not change during the life of the Initial Payment Guarantee. Contact us for the current guaranteed percentage.

The payment amount is adjusted once each year to reflect the investment performance of your selected investment choice(s) over the preceding year (but your payment will not be less than the guaranteed minimum).

Fee. There is a charge for the Initial Payment Guarantee, which is in addition to the base product mortality and expense risk fee charge. This fee is reflected in the amount of the annuity payments that you receive if you select the payment guarantee. It is deducted in the same manner as the Separate Account charge and it is reflected in the calculation of the annuity unit values.

The Initial Payment Guarantee fee is currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts. We can change the fee, and you pay whatever the fee is when you annuitize.

Other Terms and Conditions. The Initial Payment Guarantee uses a 5.0% assumed investment rate (“AIR”) to calculate your annuity payments. This means that the dollar amount of the annuity payments will remain level if the investment return (net of fees and expenses) exactly equals 5.0%. The payments will increase if actual investment performance (net of fees and expenses) exceeds the AIR, and decrease if actual performance is below the AIR (but not below the guaranteed level).

Termination. The Initial Payment Guarantee is irrevocable.

The Initial Payment Guarantee may vary for certain policies and may not be available for all policies, in all states or at all times.

Nursing Care and Terminal Condition

No Excess Interest Adjustment will apply if you or your spouse has been:

•	confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or

•	diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person.

You may exercise this benefit at any time (during the Accumulation Phase) and there is no charge for this benefit. There is no restriction on the maximum amount you may surrender under this benefit.

This benefit may vary for certain policies and may not be available for all policies, in all states or at all times. See the Policy or endorsement for details and conditions.

Unemployment Waiver

No Excess Interest Adjustment will apply to withdrawals if you or your spouse is unemployed. In order to qualify, you (or your spouse, whichever is applicable):

•	must have been employed full time for at least two years prior to becoming unemployed; and

•	must have been employed full time on the policy date; and

•	must have been unemployed for at least 60 days in a row at the time of the withdrawal; and

•	must have a minimum Cash Value at the time of withdrawal of $5,000

You must provide written proof from your State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of withdrawal.

You may exercise this benefit at any time (during the Accumulation Phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person.

There is no restriction on the maximum amount you may surrender under this benefit.

The Unemployment Waiver may vary for certain policies and may not be available for all policies, in all states or at all times. See the policy for details.

Telephone and Electronic Transactions

Currently, certain transactions may be made by telephone or other electronic means acceptable to us upon our receipt of the appropriate authorization. We may discontinue this option at any time. To access information and perform transactions electronically, we require you to create an account with a username and password, and to maintain a valid e-mail address.

We will not be liable for following instructions communicated by telephone or electronically we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record conversations with you. We may also require written confirmation of the request. When someone contacts our Administrative Office and follows our procedures, we will assume you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of any loss, theft or unauthorized use of your password.

Telephone and other electronic transactions must be received while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. Please note that the telephone and/or electronic device transactions may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider’s, or your financial representative’s can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request if the volume of transactions is unusually high, we might not have anyone available, or lines available, to take your transaction. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

We reserve the right to revoke your telephone and other electronic transaction privileges at any time without revoking all owners’ privileges. We may deny telephone and electronic transaction privileges to market timers or disruptive traders.

Asset Rebalancing

During the Accumulation Phase, you may instruct us to make automatic transfers of amounts among the Subaccounts in order to maintain a desired allocation of Policy Value among those Subaccounts. We will “rebalance” monthly, quarterly, semi-annually, or annually, beginning on the date you select. You must select the percentage of the policy value you desire in each of the various Subaccounts offered (totaling 100%).

Rebalancing can be started, stopped, or changed at any time. Rebalancing will not be available when Dollar Cost Averaging is in effect or when any other transfer is requested. If a transfer is requested, then we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to restart Asset Rebalancing.

There is no charge for this benefit.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss. Dollar Cost Averaging programs that may be available under your policy:

•

Traditional—You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started. A minimum of $500 per transfer is required. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly. You can elect to transfer from the fixed account, money market or other specified subaccount.

•

Special—You may only elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment choice into a Special Dollar Cost Averaging program. This program is only available for new premium payments, requires transfers from a fixed source, and may credit a higher or lower interest rate than a traditional program. A minimum of $500 per transfer is required ($3,000 or $6,000 to start a 6-month or 12-month program, respectively).

A Dollar Cost Averaging program will begin the next business day after we have received in good order all necessary information and the minimum required amount. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order. Please note, Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

NOTE CAREFULLY:

New Dollar Cost Averaging instructions are required to start a new Dollar Cost Averaging program once the previous Dollar Cost Averaging program has completed. Additional premium payments, absent new allocation instructions, received after a Dollar Cost Averaging program has completed, will be allocated according to the current premium payment allocations at that time but will not reactivate a completed Dollar Cost Averaging program.

If:

•	We do not receive all necessary information to begin or restart a Dollar Cost Averaging program.

Then:

•

Any amount allocated to a fixed source will be invested in that fixed source but will be transferred to the money market investment option within 30 days of allocation to fixed source if new Dollar Cost Averaging Instructions are not received;

•	Any amount allocated to a variable source will be invested in that variable source and will remain in that variable investment option; and

•	New Dollar Cost Averaging instructions will be required to begin a Dollar Cost Averaging program.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions. Transfers from a Dollar Cost Averaging fixed source are not subject to an excess interest adjustment. A Dollar Cost Averaging program can be used in conjunction with Asset Rebalancing and a guaranteed lifetime withdrawal benefit (subject to any investment restrictions involving the source). There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies and may not be available for all policies, in all states or at all times. See your policy for availability of the fixed account options.

Architect Guaranteed Lifetime Withdrawal Benefit

The Architect Guaranteed Lifetime Withdrawal Benefit is no longer available for new sales, but if you have previously elected this rider, you can still upgrade. See Appendix F for additional information.

Guaranteed Minimum Income Benefit

The Guaranteed Minimum Income Benefit (“GMIB”) is no longer available for new sales, but policy owners who elected the GMIB before May 1, 2003, can still upgrade. If you upgrade, the annual effective interest rate is currently 5% per year. See Appendix G for additional information.

Additional Death Benefit Riders

The Additional Death Benefit, Additional Death Benefit – Extra and Additional Death Distribution – II riders are no longer available for new sales. See Appendices for additional information on any these Riders.

11. OTHER INFORMATION

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company was incorporated under the laws of the State of Maryland on March 5, 1858. It was redomesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

Financial Condition of the Company

We pay benefits under your policy from our general account assets and/or from your policy value held in the Separate Account. It is important that you understand that payments of the benefits are not assured and depend upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your Policy Value that is allocated to the Subaccounts of the Separate Account. Your policy value in those Subaccounts constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to Guaranteed Period Options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the policy in excess of policy value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the policy obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and policy value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. We encourage both existing and prospective policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance – as well as the financial statements of the separate account – are located in the Statement of Additional Information (SAI). For a copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy owners, are available on our website at (https://www.transamerica.com/individual/what-we-do/about- us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations—A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com) Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

Separate Account VA CC

The Separate Account was established by TPLIC on February 1, 1992, and operates under Iowa law.

The Separate Account is a unit investment trust registered with the SEC under the 1940 Act. Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account.

TPLIC owns the assets of the Separate Account, and the obligations under the Policy are obligations of TPLIC. These assets are held separately from the other assets of TPLIC and are not chargeable with liabilities incurred in any other business operation of TPLIC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). TPLIC will always keep assets in the Separate Account with a value at least equal to the total policy value under the policies. Income, gains, and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains, or losses of TPLIC. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of TPLIC’s general account assets or any other separate account TPLIC maintains.

The Separate Account has various Subaccounts dedicated to the policy, each of which invests solely in a corresponding Portfolio of the underlying funds. Additional Subaccounts may be established at TPLIC’s discretion. The Separate Account meets the definition of a “separate account” under Section 2(a)(37) of the 1940 Act.

Policy Owner

The policy owner is the person or persons designated as the policy owner in the application to participate in the policy and who exercises all rights under the policy. The term shall also include any person named as Joint Owner. A Joint Owner shares ownership in all respects with the Owner. You can generally change the owner at any time by notifying us in writing at our Administrative Office.

There may be limitations on your ability to change the ownership of a qualified policy. An ownership change may be a taxable event.

Annuitant

The person during whose life any annuity payments involving life contingencies will continue.

Payee

The Payee is the policy owner, Annuitant, beneficiary, or any other person, estate, or legal entity to whom benefits are to be paid.

Distribution of the policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the policies.

Compensation to Investment Advisers and Broker-Dealers Selling the policies. This policy is sold through investment advisers (“advisers”) who may charge you a fee to manage your assets. The policies may also be offered to the public through broker-dealers (advisors and broker-dealers are referred to as “selling firms”). The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the policies.

There are no commission payments made by us or TCI to the selling firms. Any advisory or other ongoing fee payment is set by the selling firm and is independent of us and TCI. We are not responsible for any issues or disputes that arise of out of any fee arrangement between you and any selling firm. We have not made any independent investigation of any selling firm, nor do we endorse any selling firm or make any representations regarding their qualifications.

If you have a fee deducted directly from your policy to pay a selling firm, you will be required to provide written authorizations to us and your account value will be reduced when the payments are deducted. The fee will no longer be available for deduction after the contract is annuitized. You should be aware that payments to selling firms are separate from and in addition to any policy fees (see EXPENSES section). There may be tax consequences if you have a fee deducted directly from your policy to pay a selling firm. You should consult your tax advisor. Additionally, deductions from the contract for a fee to a selling firm may have negative consequences to any optional living benefit rider you have elected. You should consult your sales representative.

A limited number of representatives of Portsmouth Financial Services (“PFS”), a broker-dealer , “wholesale” the policies and provide sales support to the selling firms. To the extent permitted by Financial Industry Regulatory Authority (FINRA) rules of the Financial Industry Regulatory Authority, TCI and/or PFS may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms.

We and/or our affiliates may share the costs of client appreciation events with advisory or selling firms, reimburse such firms for, among other things, the costs of exhibit booths and other items related to sponsoring marketing conferences and events, and/or provide other marketing support. To the extent permitted by FINRA Rules, we and/or our affiliates may provide certain advisors and selling representatives with occasional de minimis gifts, meals, tickets or other non-cash compensation in connection with the sale of the policies. These special compensation arrangements are not offered to all advisory and selling firms and the terms of such arrangements may differ between firms.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the policies.

Special Compensation Paid to Affiliated Firms. We and/or our affiliates may provide paid-in capital to TCI. We and/or our affiliates also provide TCI with a percentage of total commissions paid on sales of our policies and provide TCI with capital payments that are not contingent on sales.

Right to Cancel Period

You may return your policy for a refund, but only if you return it within a prescribed period, which is usually 20 to 30 days after you receive the policy, or whatever longer period may be required by state law. The amount of the refund will generally be Premiums paid, plus or minus accumulated gains or losses in the Separate Account. You bear the risk of any decline in policy value during the Right to Cancel Period. However, if state law requires, then we will refund your original Premium Payment(s), or surrender value, if greater. We will pay the refund within seven days after we receive, in good order and within the applicable period at our Administrative Office, written notice of cancellation and the returned policy. The policy will then be deemed void.

Assignment

The Owner has the right to assign ownership to a person or party other than himself. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis.

Termination for Low Value

If a partial surrender or fee (including an optional rider fee, administrative fee, or owner transaction fee) reduces your cash value below the minimum specified in your policy, we reserve the right to terminate your policy and send you a full distribution of your remaining cash value. All benefits associated with your annuity policy will be terminated. Federal tax law may impose restrictions on our right to terminate certain qualified policies. We do not currently anticipate exercising this right if you have certain optional benefits, however, we reserve the right to do so. For all other policies, including policies with certain other optional benefits, we intend to exercise this termination provision.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the policy until they are received in Good order at our Administrative Office. “Good order” means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all policy owners (exactly as registered on the policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to purchase requests, “good order” also generally includes receipt (by us) of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirement at any time.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Administrative Office specified in the Glossary of Terms. We reserve the right to reject electronic transactions that do not meet our requirements.

Mixed and Shared Funding

The underlying fund portfolios may serve as investment vehicles for variable life insurance policies, variable annuity policies and retirement plans (“mixed funding”) and shares of the underlying fund portfolios also may be sold to separate accounts of other insurance companies (“shared funding”). While the Company currently does not foresee any disadvantages to owners and participants arising from either mixed or shared funding, it is possible that the interests of owners of various policies and/or participants in various plans for which the underlying fund portfolios serve as investments might at some time be in conflict. The Company and each underlying fund portfolio’s Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action, if any, to take. Such action could include the sale of underlying fund portfolio shares by one or more of the separate accounts, which could have adverse consequences. Such action could also include a decision that separate funds should be established for variable life and variable annuity separate accounts. In such an event, the Company would bear the attendant expenses, but owners and plan participants would no longer have the economies of scale resulting from a larger combined fund. Please read the prospectuses for the underlying fund portfolios, which discuss the underlying fund portfolios’ risks regarding mixed and shared funding, as applicable.

Exchanges and/or Reinstatements

You can generally exchange a non-qualified annuity for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code, or transfer qualified annuities directly to another life insurance company as a “trustee-to-trustee transfer”. Before making the exchange or transfer, you should compare both annuities carefully. Remember that if you exchange or transfer an annuity policy for the policy described in this prospectus, then you might have to pay a surrender charge and tax, including a penalty tax, on your old annuity policy; and there may be a new surrender charge period under this annuity and other fees and charges may be higher (or lower) under this policy, and the benefits under this policy may be different. You should not exchange or transfer another annuity policy for this policy unless you determine, after knowing all of the facts, that the exchange or transfer is in your best interest and not just better for the person trying to sell you this policy. If you decide to purchase this policy through a exchange or transfer, you should speak to your financial professional or tax advisor to make sure that the transaction will be tax free. If you surrender your old annuity policy for cash and then buy a new annuity policy, for example, you may have to pay tax on the surrender.

You may ask us to reinstate your policy after such an exchange, transfer, full or partial surrender and in certain limited circumstances we will allow you to do so by returning the same total dollar amount of funds distributed to applicable Subaccounts. The dollar amount will be used to purchase new Accumulation Units at the then current price. In the event any subaccount previously invested in is closed and we don’t receive additional instructions, funds will be re-allocated to the remaining available investment options according to the investment allocation instructions you previously provided. In the event any subaccount previously invested in is closed and we don’t receive additional instructions, funds will be reallocated to the remaining available investment options according to the investment allocation instructions you previously provided. Because of changes in market value, your new Accumulation Units may be worth more or less than the units you previously owned. Generally, unless you return the original check, your annuity policy is non-qualified and a portion of the prior withdrawal was taxable, we are required to report the taxable amount of the distribution to the IRS even though the funds have been reinstated. The cost basis will be adjusted accordingly. The taxable amount will be reported on Form 1099-R which you will receive in January of the year following the distribution. We recommend that you consult a tax professional to explain the possible tax consequences of reinstatements.

Certain Offers

From time to time, the Company has offered (and may again offer) you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits.

When the Company makes an offer, we may vary the offer amount, up or down, among the same group of policy owners based on certain criteria such as policy value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of policy owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining policy owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit and you retain your policy, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Voting Rights

The underlying funds do not hold regular meetings of shareholders. The directors/trustees of the Funds may call special meetings of shareholders as the 1940 Act or other applicable law may require. To the extent required by law, TPLIC will vote the Portfolio shares held in the Separate Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccount. TPLIC will vote Fund shares as to which no timely instructions are received and those shares held by TPLIC as to which policy owners have no beneficial interest in proportion to the voting instructions that are received with respect to all policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Please note that it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large policy values.

The number of votes of the Portfolio that are available will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited before such meeting in accordance with procedures established by the underlying fund.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that results from these audits and examinations will have a material adverse impact on our ability to meet our obligations.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Similarly, individual accounts are subject to the risk of unauthorized account access and transactions that target the funds in the accounts stemming from phishing schemes and other actions, or inactions by individual account holders (including the failure to maintain up-to –date security software and anti-virus programs). Such systems failures, cyber-attacks or unauthorized account access affecting us, any third party administrator, the underlying fund portfolios, intermediaries and other affiliated or third- party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying fund portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying fund portfolios invest, which may cause the underlying fund portfolios to lose value. There can be no assurance that we, the underlying fund portfolios or our service providers will avoid losses affecting your policy that result from cyber-attacks, information security breaches or unauthorized account access in the future.

For a complete description regarding the Company’s policies for its websites, including the Privacy policy and Terms of Use for such websites, please visit:www.transamerica.com/individual/privacy-policy and https://www.transamerica.com/individual/terms-of-use.

Other Transamerica Policies

We offer a variety of fixed and variable annuity policies. They may offer features, including investment options, and have fees and charges, that are different from those in the policy offered by this Prospectus. Not every policy we issue is offered through every financial intermediary. Some financial intermediaries may not offer and/or limit the offering of certain features or options, as well as limit the availability of the policies, based on issue age, or other criteria established by the financial intermediary. Upon request, your financial professional can show you information regarding other Transamerica annuity policies that he or she distributes. You can also contact us to find out more about the availability of any of the Transamerica annuity policies.

You should work with your financial professional to decide whether this policy is appropriate or you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

TABLE OF CONTENTS FOR THE ADVISOR’S EDGE® VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms

The policy—General Provisions

Performance Information

Performance Comparisons

Safekeeping of Account Assets

State Regulation of TPLIC

Records and Reports

Distribution of the policies

Administrative Services policy

Independent Registered Public Accounting Firm

Other Information

Financial Statements

Appendix A – Additional Death Benefit – Additional Information

Appendix B – Additional Death Benefit – Extra – Additional Information

Appendix A – Additional Death Distribution – II – Additional Information

APPENDIX A

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

Please Note: the Company reserves the right to change investment choices made by purchasers of the Architect Guaranteed Lifetime Withdrawal Benefit as we deem necessary to support the guarantees under these riders.

The subaccounts listed below are available under the policy for new investors, but may not be available for all policies.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Columbia Funds Variable Insurance Trust – Class 1 Shares
Columbia Variable Portfolio - Small Company Growth Fund	Columbia Variable Portfolio - Small Company Growth Fund	Columbia Management Investment Advisers, LLC
Investment Objective: Long-term capital appreciation.
DFA Investment Dimensions Group Inc.
VA Global Bond Portfolio	VA Global Bond Portfolio	Dimensional Fund Advisors LP
Investment Objective: Provide a market rate of return for a fixed income portfolio with low relative volatility of returns.
VA International Small Portfolio	VA International Small Portfolio	Dimensional Fund Advisors LP
Investment Objective: Achieve long term capital appreciation.
VA International Value Portfolio	VA International Value Portfolio	Dimensional Fund Advisors LP
Investment Objective: Achieve long-term capital appreciation.
VA Short-Term Fixed Portfolio	VA Short-Term Fixed Portfolio	Dimensional Fund Advisors LP
Investment Objective: Achieve a stable real return in excess of the rate of inflation with a minimum risk.
VA U.S. Large Value Portfolio	VA U.S. Large Value Portfolio	Dimensional Fund Advisors LP
Investment Objective: Achieve long-term capital appreciation.
VA U.S. Targeted Value Portfolio	VA U.S. Targeted Value Portfolio	Dimensional Fund Advisors LP
Investment Objective: Achieve long-term capital appreciation.
Federated Insurance Series
Federated Fund for U.S. Government Securities II	Federated Fund for U.S. Government Securities II	Federated Investment Management Company
Investment Objective: Provide current income.
Federated Government Money Fund II	Federated Government Money Fund II(4)	Federated Investment Management Company
Investment Objective: Provide current income consistent with stability of principal and liquidity.
Federated High Income Bond Fund II – Primary Shares	Federated High Income Bond Fund II – Primary Shares	Federated Investment Management Company
Investment Objective: High current income.
Federated Managed Tail Risk Fund II – Primary Shares	Federated Managed Tail Risk Fund II – Primary Shares	Federated Global Investment Management Corp.
Investment Objective: Capital appreciation.
Federated Managed Volatility Fund II	Federated Managed Volatility Fund II	Federated Equity Management Company of Pennsylvania
Investment Objective: Achieve high current income and moderate capital appreciation.
Fidelity® Variable Insurance Products Fund – Initial Class
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company
Investment Objective: Long term capital appreciation.
Fidelity® VIP Mid Cap Portfolio	Fidelity® VIP Mid Cap Portfolio	Fidelity Management & Research Company
Investment Objective: Long term growth of capital.
Fidelity® VIP Value Strategies Portfolio	Fidelity® VIP Value Strategies Portfolio	Fidelity Management & Research Company
Investment Objective: Capital appreciation.
Transamerica Series Trust - Initial Class
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
TA Clarion Global Real Estate Securities	Transamerica Clarion Global Real Estate Securities VP	CBRE Clarion Securities LLC
Investment Objective: Long-term total return from investment primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
TA Greystone International Growth(1)	Transamerica Greystone International Growth VP(1)	Greystone Managed Investments Inc.(1)
Investment Objective: Seeks Capital Growth
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP	Janus Capital Management LLC
Investment Objective: Seeks long-term capital appreciation.
TA JPMorgan Asset Allocation – Conservative	Transamerica JPMorgan Asset Allocation - Conservative VP	J.P. Morgan Investment Management Inc.
Investment Objective: Current income and preservation of capital.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA JPMorgan Asset Allocation – Growth	Transamerica JPMorgan Asset Allocation - Growth VP	J.P. Morgan Investment Management Inc.
Investment Objective: Long-term capital appreciation

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Transamerica Series Trust - Initial Class (Continued...)
TA JPMorgan Asset Allocation – Moderate	Transamerica JPMorgan Asset Allocation - Moderate VP	J.P. Morgan Investment Management Inc.
Investment Objective: Capital appreciation and current income.
TA JPMorgan Asset Allocation - Moderate Growth	Transamerica JPMorgan Asset Allocation - Moderate Growth VP	J. P. Morgan Investment Management Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
Investment Objective: Earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500® (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500®.
TA Managed Risk – Balanced ETF	Transamerica Managed Risk – Balanced ETF VP	Milliman Financial Risk Management LLC
Investment Objective: Balance capital appreciation and income.
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP	Milliman Financial Risk Management LLC
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
Investment Objective: High total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.
TA PIMCO Total Return	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value VP	Systematic Financial Management L.P. &Thompson, Siegel & Walmsley LLC
Investment Objective: Maximize total return.
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
Investment Objective: Long-term growth of capital by investing primarily in common stocks of small growth companies.
TA TS&W International Equity	Transamerica TS&W International Equity VP	Thompson, Siegel & Walmsley LLC
Investment Objective: Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non U.S. issuers.
TA WMC US Growth	Transamerica WMC US Growth VP	Wellington Management Company, LLP
Investment Objective: Maximize long-term growth.
Vanguard® Variable Insurance Fund
Equity Index Portfolio	Equity Index Portfolio	Vanguard Equity Investment Group
Investment Objective: Track the performance of a benchmark index that measures the investment return of large-capitalization stocks.
International Portfolio	International Portfolio	Baillie Gifford Overseas Ltd., M&G Investment Management Limited, and Schroder Investment Management North America Inc.
Investment Objective: Provide long-term capital appreciation.
Mid-Cap Index Portfolio	Mid-Cap Index Portfolio	Vanguard Equity Investment Group
Investment Objective: Track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.
Real Estate Index Portfolio	Real Estate Index Portfolio	Vanguard Equity Investment Group
Investment Objective: Provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Vanguard® Variable Insurance Fund (Continued...)
Short-Term Investment-Grade Portfolio	Short-Term Investment-Grade Portfolio	Vanguard’s Fixed Income Group
Investment Objective: Provide current income while maintaining limited price volatility.
Total Bond Market Index Portfolio	Total Bond Market Index Portfolio	Vanguard’s Fixed Income Group
Investment Objective: Track the performance of a broad, market-weighted bond index.
Wanger Advisors Trust
Wanger International	Wanger International	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.
Wanger USA	Wanger USA	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.

Additional Information:

The following subaccounts were closed to new investments on May 1, 2006:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AB Variable Products Series Fund, Inc. – Class B
AB Global Thematic Growth Portfolio	AB Global Thematic Growth Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AB Growth Portfolio	AB Growth Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AB Large Cap Growth Portfolio	AB Large Cap Growth Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
Columbia Funds Variable Series Trust II – Class 2 Shares
Columbia Variable Portfolio - Mid Cap Growth Fund	Columbia Variable Portfolio - Mid Cap Growth Fund	Columbia Management Investment Advisers, LLC
Investment Objective: Seeks to provide shareholders with growth of capital.
Columbia Variable Portfolio - Seligman Global Technology Fund	Columbia Variable Portfolio - Seligman Global Technology Fund	Columbia Management Investment Advisers, LLC
Investment Objective: Seeks to provide shareholders with long-term capital appreciation.
Dreyfus Variable Investment Fund – Service Class
Dreyfus VIF - Appreciation Portfolio	Dreyfus VIF - Appreciation Portfolio	The Dreyfus Corporation
Investment Objective: Seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. – Service Class		Newton Investment Management North America Limited
Transamerica Series Trust – Initial Class
TA Morgan Stanley Capital Growth	Transamerica Morgan Stanley Capital Growth VP	Morgan Stanley Investment Management Inc.
Investment Objective: Maximize long-term growth.

Effective December 12, 2011, the following subaccounts are closed to new investments:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Nationwide Variable Insurance Trust – Class D
NVIT Emerging Markets Fund	NVIT Emerging Markets Fund	Nationwide Fund Advisors
Investment Objective: Seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

*	All underlying fund portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the subadvisors unless otherwise indicated.
1.

Effective on or about May1, 2018, Transamerica MFS International Equity VP subadvised by MFS Investment Management will be renamed Transamerica Greystone International Growth VP subadvised by Greystone Managed Investments Inc.

1

APPENDIX B

CONDENSED FINANCIAL INFORMATION

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.512226 1.533951 1.502604 1.441581 1.179169 1.047049 1.374575 1.165560 0.765291 1.464765	$ $ $ $ $ $ $ $ $ $	2.049884 1.512226 1.533951 1.502604 1.441581 1.179169 1.047049 1.374575 1.165560 0.765291	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
AB Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.098584 2.092264 1.933281 1.720837 1.293913 1.145509 1.140747 0.999187 0.756153 1.324518	$ $ $ $ $ $ $ $ $ $	2.799799 2.098584 2.092264 1.933281 1.720837 1.293913 1.145509 1.140747 0.999187 0.756153	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 2,639.758
AB Large Cap Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.386972 2.344856 2.126887 1.878601 1.378803 1.188007 1.241110 1.136230 0.833296 1.392334	$ $ $ $ $ $ $ $ $ $	3.125833 2.386972 2.344856 2.126887 1.878601 1.378803 1.188007 1.241110 1.136230 0.833296	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares Subaccount Inception Date April 26, 2013	2017 2016 2015 2014 2013	$ $ $ $ $	1.363969 1.344212 1.282785 1.203852 1.000000	$ $ $ $ $	1.664122 1.363969 1.344212 1.282785 1.203852	0.000 0.000 29,711.052 4,924.943 4,965.547
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.342094 2.823564 2.585335 2.077689 1.664895 1.564145 1.674175 1.462798 0.907188 1.530125	$ $ $ $ $ $ $ $ $ $	4.484582 3.342094 2.823564 2.585335 2.077689 1.664895 1.564145 1.674175 1.462798 0.907188	0.000 2,691.508 2,693.535 2,695.509 2,697.765 2,700.545 9,556.207 853.896 855.028 20,162.572
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Subaccount Inception Date March 31, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.089636 1.863625 1.804840 1.903029 1.362210 1.222946 1.301870 1.019669 0.815936 1.386478	$ $ $ $ $ $ $ $ $ $	2.686069 2.089636 1.863625 1.804840 1.903029 1.362210 1.222946 1.301870 1.019669 0.815936	143,192.088 141,532.806 210,312.402 183,138.306 212,301.565 318,034.678 1,283,502.108 1,333,968.627 1,507,463.629 1,502,775.924

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
DFA - VA Global Bond Portfolio Subaccount Inception Date January 18,1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.433541 1.416959 1.403019 1.371194 1.383599 1.326816 1.276512 1.216257 1.166786 1.123164	$ $ $ $ $ $ $ $ $ $	1.455826 1.433541 1.416959 1.403019 1.371194 1.383599 1.326816 1.276512 1.216257 1.166786	21,002,743.513 22,477,441.403 23,268,872.349 24,722,595.673 25,307,714.796 28,154,461.136 30,544,841.298 27,489,081.042 24,320,066.182 23,645,911.860
DFA - VA International Small Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.453809 2.322537 2.207002 2.355228 1.863682 1.569306 1.852496 1.492516 1.072963 1.888752	$ $ $ $ $ $ $ $ $ $	3.171270 2.453809 2.322537 2.207002 2.355228 1.863682 1.569306 1.852496 1.492516 1.072963	5,845,066.389 7,258,935.550 7,794,347.273 9,577,010.478 10,328,924.938 11,283,851.852 10,667,282.971 11,587,229.647 11,175,721.849 12,705,195.375
DFA - VA International Value Portfolio Subaccount Inception Date October 3, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.799948 1.658747 1.792659 1.941515 1.604747 1.379326 1.669979 1.519222 1.107430 2.054780	$ $ $ $ $ $ $ $ $ $	2.252116 1.799948 1.658747 1.792659 1.941515 1.604747 1.379326 1.669979 1.519222 1.107430	9,312,055.967 11,294,916.061 11,833,955.063 12,960,293.062 14,088,413.172 14,138,351.944 14,600,391.517 14,098,149.768 13,511,942.647 16,171,057.692
DFA - VA Short - Term Fixed Portfolio Subaccount Inception Date October 9, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.159101 1.156282 1.159058 1.163642 1.167158 1.163881 1.165303 1.158826 1.143824 1.106381	$ $ $ $ $ $ $ $ $ $	1.162469 1.159101 1.156282 1.159058 1.163642 1.167158 1.163881 1.165303 1.158826 1.143824	18,549,807.755 20,173,208.987 23,038,567.759 27,397,629.591 28,618,496.702 26,323,982.936 27,619,083.661 25,600,205.839 23,197,727.674 22,153,547.907
DFA - VA U.S. Large Value Portfolio Subaccount Inception Date January 18,1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008 2007	$ $ $ $ $ $ $ $ $ $ $	2.668619 2.257237 2.349701 2.165880 1.546517 1.275236 1.327747 1.106748 0.856492 1.432980 1.484593	$ $ $ $ $ $ $ $ $ $ $	3.160474 2.668619 2.257237 2.349701 2.165880 1.546517 1.275236 1.327747 1.106748 0.856492 1.432980	13,017,639.519 16,498,731.579 17,969,821.991 22,141,704.086 23,887,005.401 25,850,419.855 27,984,357.957 27,175,356.849 27,252,507.929 28,954,217.965 23,325,121.638
DFA - VA U.S. Targeted Value Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.611699 2.059782 2.185398 2.118877 1.473142 1.233228 1.299073 1.012026 0.803667 1.281459	$ $ $ $ $ $ $ $ $ $	2.851113 2.611699 2.059782 2.185398 2.118877 1.473142 1.233228 1.299073 1.012026 0.803667	10,045,844.688 12,048,505.971 12,651,798.726 13,395,976.329 15,348,377.894 16,843,815.092 19,453,445.151 20,626,428.728 20,645,977.616 22,104,503.761

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.162879 1.975669 2.056784 1.828036 1.371760 1.234878 1.233616 1.082890 0.815983 1.254242	$ $ $ $ $ $ $ $ $ $	2.474593 2.162879 1.975669 2.056784 1.828036 1.371760 1.234878 1.233616 1.082890 0.815983	49,906.077 49,912.977 49,921.263 49,928.774 59,654.632 71,378.576 71,390.189 71,402.404 71,417.199 137,890.954
Dreyfus - VIF Appreciation - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.003940 1.872026 1.934822 1.804253 1.501478 1.370804 1.267551 1.107853 0.911363 1.303950	$ $ $ $ $ $ $ $ $ $	2.531288 2.003940 1.872026 1.934822 1.804253 1.501478 1.370804 1.267551 1.107853 0.911363	11,494.077 12,197.418 12,987.684 13,776.336 14,580.543 15,468.497 18,596.459 19,803.400 21,163.256 22,741.734
Federated Fund for U.S. Government Securities II Subaccount Inception Date June 28, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.436423 1.421486 1.421945 1.366603 1.402897 1.369895 1.302183 1.245018 1.189884 1.147364	$ $ $ $ $ $ $ $ $ $	1.456064 1.436423 1.421486 1.421945 1.366603 1.402897 1.369895 1.302183 1.245018 1.189884	780,232.538 1,165,301.939 1,359,462.041 1,242,596.936 1,299,994.340 1,806,935.644 1,948,516.317 2,229,996.944 1,960,127.325 1,747,893.866
Federated Government Money Fund II Subaccount Inception Date December 7, 1994	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.087698 1.093594 1.099560 1.105704 1.111853 1.118037 1.124204 1.130399 1.131506 1.109538	$ $ $ $ $ $ $ $ $ $	1.085146 1.087698 1.093594 1.099560 1.105704 1.111853 1.118037 1.124204 1.130399 1.131506	3,705,210.169 4,055,956.955 18,019,263.833 5,447,389.956 5,066,738.221 4,770,515.719 5,186,339.068 4,355,472.621 6,943,895.456 12,086,785.967
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.287413 2.003126 2.067323 2.024205 1.902388 1.667781 1.594544 1.397475 0.919313 1.249061	$ $ $ $ $ $ $ $ $ $	2.432831 2.287413 2.003126 2.067323 2.024205 1.902388 1.667781 1.594544 1.397475 0.919313	892,879.171 1,078,730.127 1,040,283.471 1,270,951.255 1,551,619.213 1,577,501.399 1,679,384.387 3,043,489.585 3,563.686.031 1,955,068.061
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.134712 1.190912 1.277828 1.297409 1.120234 1.022406 1.085469 1.000000	$ $ $ $ $ $ $ $	1.252081 1.134712 1.190912 1.277828 1.297409 1.120234 1.022406 1.085469	167,036.405 165,738.553 200,810.682 196,892.194 192,380.325 104,705.166 158,071.774 192,782.509

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Federated Managed Volatility Fund II Subaccount Inception Date July 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.257249 2.107569 2.292403 2.218264 1.832118 1.622410 1.556992 1.396754 1.094841 1.382658	$ $ $ $ $ $ $ $ $ $	2.651499 2.257249 2.107569 2.292403 2.218264 1.832118 1.622410 1.556992 1.396754 1.094841	189,271.863 76,817.991 85,747.137 145,421.983 164,314.725 161,014.513 155,531.960 192,829.211 179,202.898 136,085.458
Fidelity VIP Contrafund® Portfolio – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.913316 1.781214 1.779080 1.598014 1.223888 1.057117 1.090458 0.935408 0.693067 1.212285	$ $ $ $ $ $ $ $ $ $	2.319149 1.913316 1.781214 1.779080 1.598014 1.223888 1.057117 1.090458 0.935408 0.693067	1,249,923.037 1,503,771.685 1,730,925.711 2,041,383.610 2,188,591.349 2,794,766.651 3,359,787.345 2,949,378.269 3,626,583.264 3,751,071.513
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.174513 2.844003 2.899938 2.743427 2.024892 1.773109 1.994516 1.556636 1.117303 1.855218	$ $ $ $ $ $ $ $ $ $	3.814179 3.174513 2.844003 2.899938 2.743427 2.024892 1.773109 1.994516 1.556636 1.117303	107,968.541 118,089.988 138,338.277 215,818.308 211,154.096 214,277.025 282,210.672 307,699.431 334,787.177 414,069.997
Fidelity VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.232477 2.047675 2.122340 1.998232 1.539713 1.216379 1.341168 1.064914 0.679483 1.398968	$ $ $ $ $ $ $ $ $ $	2.650075 2.232477 2.047675 2.122340 1.998232 1.539713 1.216379 1.341168 1.064914 0.679483	55,038.316 87,088.726 121,358.008 118,922.924 142,416.441 137,000.901 126,916.519 154,027.967 176,681.259 291,356.188
NVIT Emerging Markets Fund – Class D Subaccount Inception Date August 4, 2016	2017 2016	$ $	9.842710 10.070916	$ $	13.811622 9.842710	76,691.754 116,313.624
TA Barrow Hanley Dividend Focused - Initial Class Subaccount Inception Date November 19, 2009	2017 2016 2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $ $ $	1.981070 1.733420 1.807942 1.620652 1.251171 1.126081 1.102115 1.003382 0.984675	$ $ $ $ $ $ $ $ $	2.293928 1.981070 1.733420 1.807942 1.620652 1.251171 1.126081 1.102115 1.003382	311,018.424 508,478.500 563,087.830 635,746.440 579,190.107 575,401.757 359,948.519 232,553.595 237,340.135
TA Clarion Global Real Estate Securities - Initial Class Subaccount Inception Date May 3, 1999	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.380763 2.378959 2.406530 2.130748 2.062127 1.655473 1.765861 1.535077 1.156909 2.018884	$ $ $ $ $ $ $ $ $ $	2.635771 2.380763 2.378959 2.406530 2.130748 2.062127 1.655473 1.765861 1.535077 1.156909	270,276.252 391,606.288 427,874.458 360,075.639 405,412.852 378,122.148 419,114.706 394,779.736 445,380.460 628,155.628

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Greystone International Growth - Initial Class(1) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.863404 1.872158 1.881012 1.994555 1.698287 1.397933 1.562771 1.422107 1.077700 1.674640	$ $ $ $ $ $ $ $ $ $	2.358149 1.863404 1.872158 1.881012 1.994555 1.698287 1.397933 1.562771 1.422107 1.077700	122,022.468 125,812.471 115,393.584 167,926.636 200,881.847 227,121.399 473,110.240 389,811.459 411,216.796 441,777.737
TA Janus Mid - Cap Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.223605 2.282451 2.416604 2.429528 1.755691 1.618424 1.744344 1.309877 0.820308 1.535703	$ $ $ $ $ $ $ $ $ $	2.852992 2.223605 2.282451 2.416604 2.429528 1.755691 1.618424 1.744344 1.309877 0.820308	67,958.654 65,520.862 97,905.261 102,542.378 159,972.350 160,815.402 166,339.241 50,435.019 56,992.963 88,620.353
TA JPMorgan Asset Allocation - Conservative – Initial Class(2) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.681669 1.616174 1.657488 1.630910 1.499440 1.403049 1.374260 1.268516 1.018565 1.299417	$ $ $ $ $ $ $ $ $ $	1.886730 1.681669 1.616174 1.657488 1.630910 1.499440 1.403049 1.374260 1.268516 1.018565	269,524.009 322,749.074 263,680.424 379,895.786 462,499.871 512,850.487 432,326.364 360,937.378 387,580.032 964,929.958
TA JPMorgan Asset Allocation - Growth - Initial Class(3) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.904438 1.805188 1.850848 1.811576 1.436428 1.282778 1.363690 1.192845 0.923906 1.538963	$ $ $ $ $ $ $ $ $ $	2.360618 1.904438 1.805188 1.850848 1.811576 1.436428 1.282778 1.363690 1.192845 0.923906	93,271.642 310,596.039 308,422.905 4,719,357.122 3,415,399.294 430,733.438 581,760.115 1,189,520.019 1,080,335.720 1,166,726.389
TA JPMorgan Asset Allocation - Moderate - Initial Class(4) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.809651 1.723674 1.772630 1.734390 1.536502 1.411786 1.411270 1.285632 1.022695 1.388981	$ $ $ $ $ $ $ $ $ $	2.096152 1.809651 1.723674 1.772630 1.734390 1.536502 1.411786 1.411270 1.285632 1.022695	391,359.236 448,380.717 376,908.698 779,172.525 682,971.809 1,934,548.084 1,091,040.273 1,290,599.242 586,809.512 393,145.172
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class(5) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.887948 1.781677 1.832396 1.796275 1.512914 1.374915 1.410857 1.258454 0.987354 1.476567	$ $ $ $ $ $ $ $ $ $	2.248929 1.887948 1.781677 1.832396 1.796275 1.512914 1.374915 1.410857 1.258454 0.987354	246,932.215 250,590.440 306,622.163 943,627.779 973,699.547 734,434.767 771,500.925 839,680.418 847,103.246 1,072,576.476

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Enhanced Index - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.364922 2.135494 2.148826 1.892228 1.435770 1.240819 1.238482 1.081213 0.838923 1.346440	$ $ $ $ $ $ $ $ $ $	2.849550 2.364922 2.135494 2.148826 1.892228 1.435770 1.240819 1.238482 1.081213 0.838923	208,637.230 245,644.094 202,268.381 261,726.506 183,563.827 171,691.737 311,107.676 385,231.526 401,044.126 256,453.245
TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.353836 1.309666 1.336896 1.282554 1.153884 1.067670 1.056959 0.956826 0.824965 1.000000	$ $ $ $ $ $ $ $ $ $	1.531171 1.353836 1.309666 1.336896 1.282554 1.153884 1.067670 1.056959 0.956826 0.824965	229,964.525 249,683.624 274,981.290 259,232.206 497,955.165 627,703.107 102,713.406 71,892.693 42,838.621 0.000
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.363192 1.305774 1.355948 1.308832 1.105100 0.994000 1.008092 0.895838 0.728318 1.000000	$ $ $ $ $ $ $ $ $ $	1.610403 1.363192 1.305774 1.355948 1.308832 1.105100 0.994000 1.008092 0.895838 0.728318	154,751.615 185,129.284 319,574.695 2,277,958.566 772,665.077 379,346.415 0.000 0.000 0.000 0.000
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.425156 2.494926 2.244120 2.128665 1.443767 1.256400 1.341185 1.058220 0.831861 1.314449	$ $ $ $ $ $ $ $ $ $	3.463371 2.425156 2.494926 2.244120 2.128665 1.443767 1.256400 1.341185 1.058220 0.831861	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Multi - Managed Balanced – Initial Class Subaccount Inception Date April 29, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.822462 1.698702 1.704384 1.546583 1.316836 1.176266 1.136839 1.000000	$ $ $ $ $ $ $ $	2.068740 1.822462 1.698702 1.704384 1.546583 1.316836 1.176266 1.136839	168,139.530 195,363.131 123,872.204 90,483.921 68,101.294 103,580.040 95,900.235 98,391.109
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.649604 1.614869 1.612614 1.549087 1.598305 1.494323 1.413893 1.326254 1.149262 1.188790	$ $ $ $ $ $ $ $ $ $	1.720749 1.649604 1.614869 1.612614 1.549087 1.598305 1.494323 1.413893 1.326254 1.149262	4,164,219.136 4,862,389.179 4,840,177.080 5,963,999.613 7,862,674.407 9,943,019.319 11,782,800.113 10,196,923.483 9,124,055.609 6,203,011.050

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Small Mid - Cap Value – Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.026493 1.682224 1.735067 1.657974 1.222947 1.056566 1.091360 0.841446 0.590776 1.000000	$ $ $ $ $ $ $ $ $ $	2.328895 2.026493 1.682224 1.735067 1.657974 1.222947 1.056566 1.091360 0.841446 0.590776	270,689.540 268,266.178 277,400.589 327,622.757 485,197.677 549,551.063 491,955.689 526,335.373 668,041.369 140,012.394
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.422137 2.189730 2.149462 2.028426 1.415681 1.230432 1.216589 0.910011 0.659690 1.040547	$ $ $ $ $ $ $ $ $ $	2.948284 2.422137 2.189730 2.149462 2.028426 1.415681 1.230432 1.216589 0.910011 0.659690	1,492,842.617 1,668,071.179 1,326,063.728 1,595,835.656 2,141,568.001 2,301,891.751 1,592,777.094 1,442,249.097 838,118.409 715,910.224
TA TS&W International Equity - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.762427 1.753218 1.739944 1.845184 1.492111 1.285091 1.507650 1.397456 1.116224 1.834932	$ $ $ $ $ $ $ $ $ $	2.154394 1.762427 1.753218 1.739944 1.845184 1.492111 1.285091 1.507650 1.397456 1.116224	82,567.655 57,663.935 107,460.057 177,156.449 156,720.166 174,045.885 559,788.945 496,739.088 522,136.676 727,021.303
TA WMC US Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.233214 2.184083 2.055358 1.860135 1.411978 1.254574 1.310367 1.118382 0.870411 1.620935	$ $ $ $ $ $ $ $ $ $	2.869481 2.233214 2.184083 2.055358 1.860135 1.411978 1.254574 1.310367 1.118382 0.870411	220,531.092 321,331.800 331,233.573 356,236.138 520,311.613 694,903.240 910,948.026 862,865.459 1,109,145.835 1,512,671.608
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.403868 2.161743 2.146446 1.901441 1.446429 1.255352 1.238292 1.083510 0.861621 1.373795	$ $ $ $ $ $ $ $ $ $	2.908523 2.403868 2.161743 2.146446 1.901441 1.446429 1.255352 1.238292 1.083510 0.861621	13,302,537.401 16,159,173.606 12,459,736.335 14,104,314.687 16,506,091.240 18,432,417.670 19,430,199.644 20,134,746.258 19,554,877.060 19.690,942.684
Vanguard – International Subaccount Inception Date May 1, 2007	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.139364 1.124515 1.139447 1.219565 0.994896 0.832703 0.968367 0.841396 0.592522 1.081634	$ $ $ $ $ $ $ $ $ $	1.616722 1.139364 1.124515 1.139447 1.219565 0.994896 0.832703 0.968367 0.841396 0.592522	9,291,852.474 10,845,985.869 6,556,349.227 5,271,874.031 4,802,652.835 4,552,739.734 4,017,440.775 3,562,794.006 3,757,805.694 2,895,275.388

0.55%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Vanguard - Mid - Cap Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.973053 2.690353 2.744527 2.429391 1.810399 1.571806 1.613291 1.293906 0.926841 1.601737	$ $ $ $ $ $ $ $ $ $	3.520989 2.973053 2.690353 2.744527 2.429391 1.810399 1.571806 1.613291 1.293906 0.926841	2,072,562.007 2,663,022.691 2,539,103.220 2,882,410.540 2,749,353.086 2,901,022.481 2,899,306.904 3,325,869.438 2,615,960.809 3,162,118.705
Vanguard – REIT Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.086363 2.863982 2.817088 2.177089 2.139181 1.831272 1.698041 1.331277 1.036509 1.660857	$ $ $ $ $ $ $ $ $ $	3.216150 3.086363 2.863982 2.817088 2.177089 2.139181 1.831272 1.698041 1.331277 1.036509	2,846,346.859 3,282,975.623 3,490,720.018 3,930,249.776 4,123,497.625 4,157,860.648 4,580,975.253 4,695,348.664 4,289,469.942 4,248,364.410
Vanguard – Short - Term Investment - Grade Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.419408 1.389445 1.381553 1.365184 1.358063 1.307796 1.288989 1.231782 1.087801 1.132937	$ $ $ $ $ $ $ $ $ $	1.441162 1.419408 1.389445 1.381553 1.365184 1.358063 1.307796 1.288989 1.231782 1.087801	12,724,972.315 15,077,418.266 15,091,356.273 19,391,635.075 19,072,304.801 16,155,983.892 16,154,165.365 13,162,048.670 10,722,636.018 8,640,633.739
Vanguard - Total Bond Market Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.572064 1.542572 1.545889 1.467914 1.510573 1.460162 1.363810 1.287613 1.222091 1.167765	$ $ $ $ $ $ $ $ $ $	1.617914 1.572064 1.542572 1.545889 1.467914 1.510573 1.460162 1.363810 1.287613 1.222091	20,987,493.848 20,041,270.112 18,409,464.165 12,173,341.036 12,613,454.766 11,809,156.552 12,366,717.589 12,631,158.324 12,084,595.081 11,063,437.012
Wanger International Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.698561 2.752116 2.764590 2.907858 2.389405 1.976427 2.327607 1.873547 1.257719 2.324809	$ $ $ $ $ $ $ $ $ $	3.567157 2.698561 2.752116 2.764590 2.907858 2.389405 1.976427 2.327607 1.873547 1.257719	426,776.582 470,970.257 521,193.536 510,223.094 521,190.292 620,223.101 630,732.142 342,666.288 337,204.419 510,860.794
Wanger USA Subaccount Inception Date September 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.665800 2.357700 2.385202 2.288806 1.720615 1.441581 1.501956 1.224314 0.865542 1.442963	$ $ $ $ $ $ $ $ $ $	3.170405 2.665800 2.357700 2.385202 2.288806 1.720615 1.441581 1.501956 1.224314 0.865542	441,240.749 697,669.453 681,469.622 806,150.664 890,067.649 950,497.855 1,125,215.805 1,182,530.197 1,379,339.449 1,704,331.067

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.078658 1.094692 1.072854 1.029791 0.842755 0.748696 0.983391 0.834271 0.548051 1.049489	$ $ $ $ $ $ $ $ $ $	1.461442 1.078658 1.094692 1.072854 1.029791 0.842755 0.748696 0.983391 0.834271 0.548051	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
AB Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.920202 1.915365 1.770693 1.576903 1.186284 1.050748 1.046907 0.917446 0.694637 1.217380	$ $ $ $ $ $ $ $ $ $	2.560536 1.920202 1.915365 1.770693 1.576903 1.186284 1.050748 1.046907 0.917446 0.694637	0.000 0.000 0.000 0.000 0.000 0.000 0.000 11,735.918 17,560.864 118,632.448
AB Large Cap Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.848612 1.816897 1.648824 1.457067 1.069946 0.922344 0.964047 0.883020 0.647909 1.083110	$ $ $ $ $ $ $ $ $ $	2.419646 1.848612 1.816897 1.648824 1.457067 1.069946 0.922344 0.964047 0.883020 0.647909	20,066.467 20,066.467 20,196.888 20,447.146 20,704.517 20,961.198 21,225.561 21,487.769 33,897.077 45,275.710
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares Subaccount Inception Date April 26, 2013	2017 2016 2015 2014 2013	$ $ $ $ $	1.361488 1.342426 1.281716 1.203444 1.000000	$ $ $ $ $	1.660277 1.361488 1.342426 1.281716 1.203444	21,782.746 22,506.002 20,789.963 20,789.963 29,283.441
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.690164 2.273902 2.083082 1.674892 1.342791 1.262168 1.351632 1.181560 0.733137 1.237175	$ $ $ $ $ $ $ $ $ $	3.608002 2.690164 2.273902 2.083082 1.674892 1.342791 1.262168 1.351632 1.181560 0.733137	10,949.460 10,949.460 10,949.460 10,949.460 10,949.460 10,949.460 10,949.460 0.000 3,261.653 8,140.059
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Subaccount Inception Date March 31, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.225698 1.985953 1.924264 2.029953 1.453784 1.305809 1.390769 1.089830 0.872507 1.483337	$ $ $ $ $ $ $ $ $ $	2.859550 2.225698 1.985953 1.924264 2.029953 1.453784 1.305809 1.390769 1.089830 0.872507	185,019.001 157,511.431 161,802.030 165,129.027 205,813.853 214,767.030 860,135.540 978,756.721 1,325,566.365 1,413,099.369

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
DFA - VA Global Bond Portfolio Subaccount Inception Date January 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.629770 1.611708 1.596651 1.561200 1.576102 1.512168 1.455557 1.387529 1.331750 1.282597	$ $ $ $ $ $ $ $ $ $	1.654300 1.629770 1.611708 1.596651 1.561200 1.576102 1.512168 1.455557 1.387529 1.331750	17,817,175.522 19,908,542.162 21,819,182.410 24,150,952.030 24,703,617.036 23,292,924.203 25,415,883.674 24,875,346.773 23,486,450.355 22,503,141.503
DFA - VA International Small Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.716883 3.519768 3.346343 3.572863 2.828593 2.382999 2.814412 2.268629 1.631700 2.873746	$ $ $ $ $ $ $ $ $ $	4.801294 3.716883 3.519768 3.346343 3.572863 2.828593 2.382999 2.814412 2.268629 1.631700	3,554,737.285 4,119,619.576 4,572,991.294 5,681,934.391 6,495,942.435 7,157,665.914 7,492,385.863 7,657,478.997 7,884,027.551 8,798,042.523
DFA - VA International Value Portfolio Subaccount Inception Date October 3, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.298235 2.119004 2.291216 2.482705 2.053088 1.765571 2.138671 1.946565 1.419639 2.635388	$ $ $ $ $ $ $ $ $ $	2.874166 2.298235 2.119004 2.291216 2.482705 2.053088 1.765571 2.138671 1.946565 1.419639	7,463,014.804 9,289,602.677 11,553,433.933 12,025,290.519 12,425,741.471 13,373,933.124 13,704,788.269 13,541,525.754 13,704,731.296 15,355,376.013
DFA - VA Short - Term Fixed Portfolio Subaccount Inception Date October 9, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.227801 1.225469 1.299072 1.234618 1.238827 1.235817 1.237827 1.231551 1.216255 1.177000	$ $ $ $ $ $ $ $ $ $	1.230707 1.227801 1.225469 1.299072 1.234618 1.238827 1.235817 1.237827 1.231551 1.216255	16,676,471.907 18,387,732.855 18,639,732.574 20,639,048.205 21,117,922.313 19,573,287.930 27,815,541.847 24,000,407.447 22,635,692.794 22,270,173.005
DFA - VA U.S. Large Value Portfolio Subaccount Inception Date January 18,1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.699290 2.284307 2.379060 2.194032 1.567396 1.293103 1.347022 1.123378 0.869790 1.455961	$ $ $ $ $ $ $ $ $ $	3.195208 2.699290 2.284307 2.379060 2.194032 1.567396 1.293103 1.347022 1.123378 0.869790	13,658,283.459 15,141,847.441 16,323,087.490 17,524,769.200 19,995,643.606 22,270,725.645 24,159,273.665 26,005,012.657 29,067,610.832 31,839,691.023

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
DFA VA U.S. Targeted Value Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	4.125233 3.255078 3.455306 3.351796 2.331478 1.952747 2.058024 1.604067 1.274451 2.033141	$ $ $ $ $ $ $ $ $ $	4.501164 4.125233 3.255078 3.455306 3.351796 2.331478 1.952747 2.058024 1.604067 1.274451	5,162,631.284 6,523,806.321 7,223,083.093 8,106,568.992 9,926,538.529 11,489,108.473 11,549,161.343 14,276,786.224 16,390,412.522 16,949,714.075
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.718500 1.570529 1.635832 1.454629 1.092099 0.983620 0.983110 0.863423 0.650943 1.001055	$ $ $ $ $ $ $ $ $ $	1.965197 1.718500 1.570529 1.635832 1.454629 1.092099 0.983620 0.983110 0.863423 0.650943	71,814.260 71,814.260 80,104.216 82,464.231 82,464.231 94,647.129 174,839.439 174,839.439 181,040.850 252,398.443
Dreyfus - VIF Appreciation - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.925993 1.800107 1.861421 1.736667 1.445966 1.320792 1.221916 1.068504 0.879428 1.258881	$ $ $ $ $ $ $ $ $ $	2.431622 1.925993 1.800107 1.861421 1.736667 1.445966 1.320792 1.221916 1.068504 0.879428	9,068.699 9,153.278 10,526.465 10,526.465 13,277.425 25,579.438 29,345.170 29,894.382 127,845.755 147,222.432
Federated Fund for U.S. Government Securities II Subaccount Inception Date June 28, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.622235 1.606142 1.607453 1.545666 1.587503 1.550928 1.474991 1.410936 1.349125 1.301550	$ $ $ $ $ $ $ $ $ $	1.643617 1.622235 1.606142 1.607453 1.545666 1.587503 1.550928 1.474991 1.410936 1.349125	1,733,821.951 1,286,059.004 1,292,506.935 1,443,910.967 1,347,265.638 1,660,434.572 2,926,207.574 2,059,366.210 2,077,844.056 2,437,220.824
Federated Government Money Fund II Subaccount Inception Date December 7, 1994	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.102809 1.109380 1.115993 1.122620 1.129267 1.136177 1.143039 1.149905 1.151614 1.129819	$ $ $ $ $ $ $ $ $ $	1.099673 1.102809 1.109380 1.115993 1.122620 1.129267 1.136177 1.143039 1.149905 1.151614	1,997,757.674 3,812,028.805 11,466,839.399 6,502,089.354 5,752,918.572 7,752,347.374 7,905,682.722 5,840,535.529 5,270,898.436 13,143,016.049
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.808661 2.460801 2.540920 2.489170 2.340543 2.052929 1.963739 1.721884 1.133277 1.540537	$ $ $ $ $ $ $ $ $ $	2.985726 2.808661 2.460801 2.540920 2.489170 2.340543 2.052929 1.963739 1.721884 1.133277	515,531.792 766,207.291 881,960.374 1,184,636.138 1,281,414.234 1,202,276.767 1,198,271.735 1,475,462.363 1,712,471.304 2,055,497.911

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.130843 1.187448 1.274752 1.294930 1.118662 1.021485 1.085037 1.000000	$ $ $ $ $ $ $ $	1.247191 1.130843 1.187448 1.274752 1.294930 1.118662 1.021485 1.085037	54,641.785 70,863.213 92,711.292 97,361.646 100,395.317 136,328.400 116,206.809 227,227.900
Federated Managed Volatility Fund II Subaccount Inception Date July 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.843565 1.722165 1.874128 1.814426 1.499321 1.328366 1.275437 1.144745 0.897758 1.134336	$ $ $ $ $ $ $ $ $ $	2.164491 1.843565 1.722165 1.874128 1.814426 1.499321 1.328366 1.275437 1.144745 0.897758	2,248,866.565 959,574.495 267,432.192 556,092.215 460,941.789 447,400.124 355,390.783 639,347.870 337,485.926 68,251.149
Fidelity VIP Contrafund® Portfolio – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.903242 1.772713 1.771466 1.591965 1.219851 1.054158 1.087948 0.933714 0.692148 1.211275	$ $ $ $ $ $ $ $ $ $	2.305794 1.903242 1.772713 1.771466 1.591965 1.219851 1.054158 1.087948 0.933714 0.692148	1,503,084.759 1,959,279.334 2,373,473.893 2,546,546.346 2,637,082.381 2,901,678.331 3,179,028.556 3,628,858.553 5,171,086.451 4,355,368.724
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.154626 2.827574 2.884608 2.730281 2.016189 1.766372 1.987927 1.552256 1.114712 1.851845	$ $ $ $ $ $ $ $ $ $	3.788406 3.154626 2.827574 2.884608 2.730281 2.016189 1.766372 1.987927 1.552256 1.114712	372,450.201 402,460.124 429,714.182 488,003.018 513,108.158 543,638.695 434,766.102 529,297.307 505,821.937 622,436.421
Fidelity VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.218520 2.035872 2.111157 1.988695 1.533122 1.211767 1.336744 1.061921 0.677907 1.396422	$ $ $ $ $ $ $ $ $ $	2.632197 2.218520 2.035872 2.111157 1.988695 1.533122 1.211767 1.336744 1.061921 0.677907	216,887.474 125,970.967 272,988.708 265,254.723 269,577.112 310,659.973 402,167.657 420,538.901 756,078.055 170,243.292
NVIT Emerging Markets Fund – Class D Subaccount Inception Date August 4, 2016	2017 2016	$ $	9.840733 10.070903	$ $	13.802020 9.840733	70,675.193 104,311.249
TA Barrow Hanley Dividend Focused- Initial Class Subaccount Inception Date November 19, 2009	2017 2016 2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $ $ $	1.974043 1.728119 1.803313 1.617311 1.249223 1.124887 1.101489 1.003320 0.984673	$ $ $ $ $ $ $ $ $	2.284652 1.974043 1.728119 1.803313 1.617311 1.249223 1.124887 1.101489 1.003320	373,176.775 378,331.604 423,862.929 444,913.232 376,586.510 265,684.657 253,391.035 201,217.847 415,616.779

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Clarion Global Real Estate Securities - Initial Class Subaccount Inception Date May 3, 1999	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.300957 3.300084 3.339975 2.958696 2.864825 2.301028 2.455672 2.135792 1.610424 2.811696	$ $ $ $ $ $ $ $ $ $	3.652717 3.300957 3.300084 3.339975 2.958696 2.864825 2.301028 2.455672 2.135792 1.610424	396,878.017 513,444.165 475,608.984 449,071.601 435,523.757 366,088.126 421,332.703 425,910.298 519,112.697 700,517.083
TA Greystone International Growth - Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.857400 1.867044 1.876815 1.991089 1.696172 1.396902 1.562393 1.422470 1.078505 1.676726	$ $ $ $ $ $ $ $ $ $	2.349388 1.857400 1.867044 1.876815 1.991089 1.696172 1.396902 1.562393 1.422470 1.078505	259,915.464 630,033.688 658,751.074 653,619.314 767,049.699 773,830.149 747,699.587 763,017.966 954,946.152 784,681.732
TA Janus Mid - Cap Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.617058 1.660670 1.759148 1.769437 1.279305 1.179874 1.272301 0.955877 0.598918 1.121797	$ $ $ $ $ $ $ $ $ $	2.073733 1.617058 1.660670 1.759148 1.769437 1.279305 1.179874 1.272301 0.955877 0.598918	50,405.997 51,427.113 108,525.047 142,405.118 290,511.466 323,870.400 164,684.277 301,380.768 445,827.899 116.575.877
TA JPMorgan Asset Allocation - Conservative - Initial Class(2) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.862176 1.790555 1.837258 1.808699 1.663728 1.557556 1.526349 1.409610 1.132412 1.445371	$ $ $ $ $ $ $ $ $ $	2.088207 1.862176 1.790555 1.837258 1.808699 1.663728 1.557556 1.526349 1.409610 1.132412	101,570.674 153,436.425 167,448.927 416,992.486 432,987.498 633,018.286 685,692.090 756,519.276 854,441.327 914,905.571

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation - Growth - Initial Class(3) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.021770 1.917353 1.966819 1.926054 1.527955 1.365188 1.452021 1.270750 0.984741 1.641113	$ $ $ $ $ $ $ $ $ $	2.504810 2.021770 1.917353 1.966819 1.926054 1.527955 1.365188 1.452021 1.270750 0.984741	90,677.164 53,857.090 206,683.347 1,956,372.584 1,835,274.673 376,805.579 288,424.845 542,446.524 558,115.574 473,921.366
TA JPMorgan Asset Allocation - Moderate - Initial Class(4) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.976777 1.883780 1.938251 1.897387 1.681736 1.546003 1.546209 1.409260 1.121593 1.524062	$ $ $ $ $ $ $ $ $ $	2.288594 1.976777 1.883780 1.938251 1.897387 1.681736 1.546003 1.546209 1.409260 1.121593	183,777.990 239,515.167 158,033.029 240,851.220 246,400.326 648,264.232 549,062.094 520,241.767 399,393.917 1,086,279.651
TA JPMorgan Asset Allocation Moderate Growth - Initial Class(5) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.031690 1.918275 1.973863 1.935910 1.631336 1.483262 1.522795 1.358967 1.066739 1.596080	$ $ $ $ $ $ $ $ $ $	2.418935 2.031690 1.918275 1.973863 1.935910 1.631336 1.483262 1.522795 1.358967 1.066739	305,708.433 445,502.978 239,069.001 277,439.466 290,903.400 154,355.920 193,234.699 242,087.082 265,429.664 346,172.648
TA JPMorgan Enhanced Index - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.144003 1.936951 1.950012 1.718014 1.304224 1.127696 1.126117 0.983606 0.763562 1.226094	$ $ $ $ $ $ $ $ $ $	2.582078 2.144003 1.936951 1.950012 1.718014 1.304224 1.127696 1.126117 0.983606 0.763562	263,284.295 419,290.382 716,147.797 894,962.021 712,617.554 486,489.315 553,211.140 672,109.252 1,266,147.477 1,193,291.705
TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.347972 1.304638 1.332422 1.278901 1.151172 1.065703 1.055539 0.956015 0.824685 1.000000	$ $ $ $ $ $ $ $ $ $	1.523787 1.347972 1.304638 1.332422 1.278901 1.151172 1.065703 1.055539 0.956015 0.824685	266,509.746 229,638.303 199,894.643 290,144.733 677,186.992 2,128,983.991 0.000 1,064,533.808 0.000 0.000

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.357308 1.300784 1.351432 1.305126 1.102518 0.992184 1.006742 0.895087 0.728073 1.000000	$ $ $ $ $ $ $ $ $ $	1.602673 1.357308 1.300784 1.351432 1.305126 1.102518 0.992184 1.006742 0.895087 0.728073	109,601.389 113,549.977 216,229.818 2,894,905.837 2,934,036.349 1,351,292.349 0.000 1,136,651.688 10,731.111 645,641.107
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.391418 2.461430 2.215087 2.102175 1.426504 1.241995 1.326460 1.047129 0.823563 1.301988	$ $ $ $ $ $ $ $ $ $	3.413511 2.391418 2.461430 2.215087 2.102175 1.426504 1.241995 1.326460 1.047129 0.823563	1,767.031 1,767.031 1,767.031 1,767.031 1.767.031 1,767.031 1,767.031 22,561.253 73,167.874 74,882.299
TA Multi - Managed Balanced – Initial Class Subaccount Inception Date April 29, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.816388 1.693884 1.700413 1.543745 1.315073 1.175282 1.136452 1.000000	$ $ $ $ $ $ $ $	2.060823 1.816388 1.693884 1.700413 1.543745 1.315073 1.175282 1.136452	260,164.992 329,650.023 410,816.583 559,895.797 497,160.983 747,997.014 506,484.283 561,126.674

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.806089 1.768920 1.767335 1.698564 1.753407 1.640159 1.552648 1.457126 1.263297 1.307403	$ $ $ $ $ $ $ $ $ $	1.883046 1.806089 1.768920 1.767335 1.698564 1.753407 1.640159 1.552648 1.457126 1.263297	6,269,632.036 11,041,259.951 10,997,039.143 13,149,734.659 16,316,056.632 20,036,848.646 15,843,519.568 16,625,347.487 15,819,694.804 13,645,028.438
TA Small/Mid Cap Value - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	4.480177 3.720911 3.839702 3.670916 2.709065 2.341684 2.420014 1.866783 1.311318 2.230889	$ $ $ $ $ $ $ $ $ $	5.146180 4.480177 3.720911 3.839702 3.670916 2.709065 2.341684 2.420014 1.866783 1.311318	203,574.439 196,002.238 218,446.111 184,400.578 244,141.506 296,004.339 228,693.354 404,244.774 374,941.908 177,436.055
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.409266 2.179170 2.140160 2.020652 1.410962 1.226949 1.213747 0.908337 0.658809 1.039682	$ $ $ $ $ $ $ $ $ $	2.931169 2.409266 2.179170 2.140160 2.020652 1.410962 1.226949 1.213747 0.908337 0.658809	1,196,583.995 1,242,445.064 1,097,428.809 1,232,215.765 1,498,874.946 1,713,708.693 1,006,653.361 1,305,528.744 1,091,480.489 199,979.953
TA TS&W International Equity - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.768657 1.760279 1.747832 1.854470 1.500369 1.292847 1.517506 1.407287 1.124643 1.849693	$ $ $ $ $ $ $ $ $ $	2.160938 1.768657 1.760279 1.747832 1.854470 1.500369 1.292847 1.517506 1.407287 1.124643	130,490.536 147,565.732 191,566.688 198,833.654 187,555.670 191,602.836 422,508.802 428,338.344 460,716.061 598,274.388
TA WMC US Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.208866 2.161329 2.034955 1.842568 1.399332 1.243960 1.299925 1.110019 0.864338 1.610425	$ $ $ $ $ $ $ $ $ $	2.836791 2.208866 2.161329 2.034955 1.842568 1.399332 1.243960 1.299925 1.110019 0.864338	430,643.321 542,311.198 692,977.460 887,534.552 1,043,938.377 1,139,254.493 1,360,281.514 1,379,303.897 1,815,208.487 2,214,057.389
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.511481 2.259617 2.244746 1.989514 1.514180 1.314813 1.297588 1.135967 0.903781 1.441734	$ $ $ $ $ $ $ $ $ $	3.037214 2.511481 2.259617 2.244746 1.989514 1.514180 1.314813 1.297588 1.135967 0.903781	11,969,396.636 13,745,102.669 12,273,870.541 13,826,803.608 15,732,418.530 15,876,312.340 17,087,035.447 18,733,874.308 21,923,618.852 20,154,916.538

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Vanguard – International Subaccount Inception Date May 1, 2007	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.133902 1.119674 1.135112 1.215519 0.992100 0.830783 0.966612 0.840283 0.592033 1.081274	$ $ $ $ $ $ $ $ $ $	1.608185 1.133902 1.119674 1.135112 1.215519 0.992100 0.830783 0.966612 0.840283 0.592033	8,784,349.677 9,008,993.202 6,428,192.416 4,767,411.703 4,278,217.401 3,868,745.935 3,143,648.257 3,530,789.111 3,413,800.705 2,104,554.137
Vanguard - Mid-Cap Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.174147 2.873744 2.933078 2.597579 1.936692 1.682295 1.727550 1.386234 0.993457 1.717725	$ $ $ $ $ $ $ $ $ $	3.757295 3.174147 2.873744 2.933078 2.597579 1.936692 1.682295 1.727550 1.386234 0.993457	2,770,149.994 2,746,034.413 2,768,270.319 2,814,827.057 2,533,830.911 2,321,966.803 2,465,677.457 2,488,162.306 2,560,649.505 3,243,827.080
Vanguard – REIT Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.759773 3.490585 3.435138 2.656034 2.611087 2.236367 2.074701 1.627394 1.267706 2.032337	$ $ $ $ $ $ $ $ $ $	3.915933 3.759773 3.490585 3.435138 2.656034 2.611087 2.236367 2.074701 1.627394 1.267706	2,888,229.502 3,185,076.368 3,690,941.962 4,082,739.808 3,997,575.722 3,662,516.576 3,723,209.485 4,392,861.393 4,829,248.401 4,182,929.013
Vanguard – Short-Term Investment-Grade Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.521832 1.490451 1.482706 1.465816 1.458923 1.405631 1.386082 1.325234 1.170907 1.220091	$ $ $ $ $ $ $ $ $ $	1.544440 1.521832 1.490451 1.482706 1.465816 1.458923 1.405631 1.386082 1.325234 1.170907	14,816,854.488 14,929,764.011 15,246,373.531 16,593,541.491 15,772,726.397 11,377,790.624 13,410,264.310 10,790,395.891 10,166,278.686 10,528,972.117
Vanguard - Total Bond Market Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.710990 1.679724 1.684192 1.600026 1.647334 1.593157 1.488777 1.406288 1.335405 1.276682	$ $ $ $ $ $ $ $ $ $	1.760019 1.710990 1.679724 1.684192 1.600026 1.647334 1.593157 1.488777 1.406288 1.335405	20,089,502.412 19,985,889.134 16,817,350.807 12,226,127.923 11,001,732.579 12,431,911.221 10,854,706.236 11,559,049.282 12,446,949.284 8,465,821.066

0.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Wanger International Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.080171 3.142853 3.158667 3.324000 2.732715 2.261528 2.664692 2.145937 1.441307 2.665470	$ $ $ $ $ $ $ $ $ $	4.069593 3.080171 3.142853 3.158667 3.324000 2.732715 2.261528 2.664692 2.145937 1.441307	297,694.536 343.658.256 407,890.227 428,077.363 467,002.701 466,815.325 541,089.029 742,290.794 694,999.210 721,114.812
Wanger USA Subaccount Inception Date September 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.207137 2.837873 2.872402 2.757708 2.074156 1.738662 1.812379 1.478084 1.045473 1.743814	$ $ $ $ $ $ $ $ $ $	3.812333 3.207137 2.837873 2.872402 2.757708 2.074156 1.738662 1.812379 1.478084 1.045473	366,846.081 575,734.368 689,616.425 858,044.562 958,163.210 1,119,695.932 1,261,396.000 1,423,742.703 1,746,009.407 1,834,926.590

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.070339 1.086794 1.065646 1.023388 0.837927 0.744774 0.978718 0.830715 0.545979 1.046062	$ $ $ $ $ $ $ $ $ $	1.449458 1.070339 1.086794 1.065646 1.023388 0.837927 0.744774 0.978718 0.830715 0.545979	12,498.259 12,498.259 14,129.674 14,129.674 14,129.674 14,129.674 14,129.674 14,129.674 14,129.674 14,129.674
AB Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.905392 1.901542 1.758796 1.567075 1.179476 1.045249 1.041936 0.913545 0.692029 1.213422	$ $ $ $ $ $ $ $ $ $	2.539533 1.905392 1.901542 1.758796 1.567075 1.179476 1.045249 1.041936 0.913545 0.692029	20,141.835 24,376.041 25,854.938 26,638.623 26,779.227 26,854.400 26,854.400 26,856.883 26,854.883 26,854.883
AB Large Cap Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.834357 1.803779 1.637736 1.447978 1.063798 0.917501 0.959464 0.879253 0.645470 1.079581	$ $ $ $ $ $ $ $ $ $	2.399787 1.834357 1.803779 1.637736 1.447978 1.063798 0.917501 0.959464 0.879253 0.645470	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 21,691.484
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares Subaccount Inception Date April 26, 2013	2017 2016 2015 2014 2013	$ $ $ $ $	1.358981 1.340621 1.280629 1.203029 0.913671	$ $ $ $ $	1.656388 1.358981 1.340621 1.280629 1.203029	73,513.426 74,034.884 73,479.646 73,479.646 74,792.435

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.669454 2.257518 2.069102 1.664483 1.335108 1.255562 1.345218 1.176538 0.730378 1.233138	$ $ $ $ $ $ $ $ $ $	3.578453 2.669454 2.257518 2.069102 1.664483 1.335108 1.255562 1.345218 1.176538 0.730378	22,475.134 27,169.167 28,808.667 29,677.456 44,527.352 54,522.027 55,280.341 20,540.646 25,048.001 31,121.356
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Subaccount Inception Date March 31, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	26.904404 24.018219 23.283754 24.574808 17.608444 15.824070 16.862017 13.220026 10.589068 18.011397	$ $ $ $ $ $ $ $ $ $	34.549359 26.904404 24.018219 23.283754 24.574808 17.608444 15.824070 16.862017 13.220026 10.589068	9,651.578 18,743.960 19,624.004 19,902.474 20,745.041 21,029.809 23,314.016 26,723.127 31,109.908 61,348.639
DFA - VA Global Bond Portfolio Subaccount Inception Date January 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	25.450496 25.180923 24.958197 24.416113 24.661193 23.672582 22.797580 21.743066 20.879320 20.118789	$ $ $ $ $ $ $ $ $ $	25.820721 25.450496 25.180923 24.958197 24.416113 24.661193 23.672582 22.797580 21.743066 20.879320	150,031.650 152,243.667 158,179.139 215,344.754 268,816.923 291,278.111 341,353.075 406,205.628 404,336.203 414,825.156
DFA - VA International Small Portfolio .Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	33.809771 32.032725 30.469580 32.548248 25.780807 21.730295 25.677053 20.707949 14.901527 26.257613	$ $ $ $ $ $ $ $ $ $	43.652152 33.809771 32.032725 30.469580 32.548248 25.780807 21.730295 25.677053 20.707949 14.901527	87,430.300 114,346.983 117,850.736 156,795.824 189,686.031 203,501.119 219,783.384 228,417.357 258,354.452 337,816.457
DFA - VA International Value Portfolio Subaccount Inception Date October 3, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	30.271018 27.924043 30.208402 32.749282 27.095590 23.312751 28.253229 25.728187 18.773108 34.867415	$ $ $ $ $ $ $ $ $ $	37.838105 30.271018 27.924043 30.208402 32.749282 27.095590 23.312751 28.253229 25.728187 18.773108	139,128.025 163,025.310 163,296.993 196,706.614 239,859.419 247,213.727 261,993.800 280,416.820 297,436.457 358,857.688
DFA - VA Short-Term Fixed Portfolio Subaccount Inception Date October 9, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	15.877837 15.855813 15.910809 15.990885 16.053950 16.023587 16.058179 15.985114 15.794483 15.292447	$ $ $ $ $ $ $ $ $ $	15.907179 15.877837 15.855813 15.910809 15.990885 16.053950 16.023587 16.058179 15.985114 15.794483	236,866.798 251,908.636 259,636.360 337,701.066 449,724.065 520,412.381 572,312.918 586,737.960 582,909.705 514,859.239

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
DFA - VA U.S. Large Value Portfolio Subaccount Inception Date January 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	63.560698 53.815637 56.075735 51.740072 36.980959 30.524448 31.812823 26.544094 20.562453 34.437028	$ $ $ $ $ $ $ $ $ $	75.200976 63.560698 53.815637 56.075735 51.740072 36.980959 30.524448 31.812823 26.544094 20.562453	107,473.843 125,670.215 134,211.092 192,164.046 227,932.781 250,345.425 284,875.745 317,074.585 376,576.661 466,510.635
DFA - VA U.S. Targeted Value Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	83.344893 65.797180 69.879111 67.819508 47.197896 39.550637 41.703705 32.520962 25.851235 41.261403	$ $ $ $ $ $ $ $ $ $	90.895194 83.344893 65.797180 69.879111 67.819508 47.197896 39.550637 41.703705 32.520962 25.851235	59,911.226 69,027.525 76,740.073 100,692.919 123,793.203 140,540.944 157,851.091 178,367.713 208,948.359 262,539.166
Dreyfus - VIF Appreciation - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.911203 1.787170 1.848965 1.725900 1.437709 1.313905 1.216156 1.063979 0.876128 1.254784	$ $ $ $ $ $ $ $ $ $	2.411766 1.911203 1.787170 1.848965 1.725900 1.437709 1.313905 1.216156 1.063979 0.876128	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 19,477.279
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.705326 1.559262 1.624892 1.445623 1.085876 0.978501 0.978466 0.859762 0.648492 0.997788	$ $ $ $ $ $ $ $ $ $	1.949166 1.705326 1.559262 1.624892 1.445623 1.085876 0.978501 0.978466 0.859762 0.648492	0.000 0.000 0.000 0.000 0.000 17,751.696 19,500.621 31,529.635 41,774.027 55,589.549
Federated Fund for U.S. Government Securities II Subaccount Inception Date June 28, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	22.783376 22.568548 22.598269 21.740349 22.339823 21.836037 20.777219 19.884787 19.023115 18.361462	$ $ $ $ $ $ $ $ $ $	23.072292 22.783376 22.568548 22.598269 21.740349 22.339823 21.836037 20.777219 19.884787 19.023115	36,094.068 44,556.812 45,329.725 50,475.725 53,870.480 67,775.064 72,192.407 74,525.993 116,210.160 141,396.224
Federated Government Money Fund II Subaccount Inception Date December 7, 1994	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	14.458816 14.552514 14.646976 14.742173 14.837994 14.934983 15.031798 15.129344 15.159159 14.879709	$ $ $ $ $ $ $ $ $ $	14.410596 14.458816 14.552514 14.646976 14.742173 14.837994 14.934983 15.031798 15.129344 15.159159	90,987.207 122,669.154 124,959.195 112,047.364 138,630.948 172,551.944 193,702.724 151,015.399 158,034.893 237,697.406

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	34.970659 30.654718 31.688569 31.038949 29.200189 25.624871 24.523836 21.514199 14.166879 19.267604	$ $ $ $ $ $ $ $ $ $	37.157076 34.970659 30.654718 31.688569 31.038949 29.200189 25.624871 24.523836 21.514199 14.166879	28,990.858 30,085.941 26,978.023 50,828.971 55,983.750 71,320.826 66,253.419 82,882.603 113,247.123 119,419.551
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.127033 1.184034 1.271717 1.292493 1.117108 1.020572 1.084604 1.000000	$ $ $ $ $ $ $ $	1.242371 1.127033 1.184034 1.271717 1.292493 1.117108 1.020572 1.084604	177,965.808 199,734.598 242,255.498 258,513.939 308,431.501 361,142.532 511,169.847 777,638.829
Federated Managed Volatility Fund II Subaccount Inception Date July 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	27.943634 26.116485 28.435067 27.542818 22.770881 20.184624 19.389953 17.411869 13.661861 17.270655	$ $ $ $ $ $ $ $ $ $	32.791802 27.943634 26.116485 28.435067 27.542818 22.770881 20.184624 19.389953 17.411869 13.661861	6,725.328 8,498.915 9,560.955 10,497.002 11,505.917 13,137.216 14,525.263 14,297.560 15,333.738 17,749.033
Fidelity VIP Contrafund® Portfolio – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.893191 1.764229 1.763861 1.585911 1.215818 1.051197 1.085432 0.932014 0.691234 1.210280	$ $ $ $ $ $ $ $ $ $	2.292484 1.893191 1.764229 1.763861 1.585911 1.215818 1.051197 1.085432 0.932014 0.691234	97,129.633 129,481.184 232,305.952 243,808.751 266,285.386 72,164.086 160,308.386 141,700.401 142,489.299 263,384.615
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.134810 2.811204 2.869341 2.717176 2.007507 1.759650 1.981342 1.547891 1.112132 1.848487	$ $ $ $ $ $ $ $ $ $	3.762747 3.134810 2.811204 2.869341 2.717176 2.007507 1.759650 1.981342 1.547891 1.112132	0.000 0.000 24,549.008 25,435.820 26,378.655 27,451.413 28,733.034 30,067.510 34,332.213 36,699.708
Fidelity VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.204559 2.024081 2.099974 1.979133 1.526504 1.207149 1.332318 1.058944 0.676343 1.393896	$ $ $ $ $ $ $ $ $ $	2.614337 2.204559 2.024081 2.099974 1.979133 1.526504 1.207149 1.332318 1.058944 0.676343	39,553.414 27,940.610 116,356.681 119,546.723 120,055.207 120,229.574 136,183.579 141,082.206 128,862.202 25,141.673
NVIT Emerging Markets Fund – Class D Subaccount Inception Date August 4, 2016	2017 2016	$ $	9.838741 10.070889	$ $	13.792405 9.838741	18,378.395 20,631.678

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Barrow Hanley Dividend Focused - Initial Class Subaccount Inception Date November 19, 2009	2017 2016 2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $ $ $	1.967087 1.722885 1.798734 1.614007 1.247293 1.123715 1.100893 1.003266 0.984672	$ $ $ $ $ $ $ $ $	2.275474 1.967087 1.722885 1.798734 1.614007 1.247293 1.123715 1.100893 1.003266	12,124.934 12,832.368 10,938.947 37,795.168 37,795.168 10,938.947 12,921.479 12,921.479 5,502.928
TA Clarion Global Real Estate Securities - Initial Class Subaccount Inception Date May 3, 1999	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	40.445482 40.454956 40.964343 36.306027 35.171703 28.264016 30.178545 26.260490 19.810808 34.605654	$ $ $ $ $ $ $ $ $ $	44.733350 40.445482 40.454956 40.964343 36.306027 35.171703 28.264016 30.178545 26.260490 19.810808	6,278.725 6,652.432 7,557.351 28,370.422 30,133.059 34,458.473 18,707.634 20,906.184 24,207.054 28,176.804
TA Greystone International Growth - Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.843859 1.854364 1.864985 1.979521 1.687156 1.390171 1.555644 1.417019 1.074920 1.671990	$ $ $ $ $ $ $ $ $ $	2.331121 1.843859 1.854364 1.864985 1.979521 1.687156 1.390171 1.555644 1.417019 1.074920	9,637.479 10,087.593 10,593.245 367,557.291 367,694.617 201,283.780 39,031.720 52,111.364 64,510.777 100,479.675
TA Janus Mid Cap Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.604613 1.648702 1.747347 1.758446 1.271998 1.173717 1.266292 0.951836 0.596675 1.118155	$ $ $ $ $ $ $ $ $ $	2.056751 1.604613 1.648702 1.747347 1.758446 1.271998 1.173717 1.266292 0.951836 0.596675	57,652.308 72,295.445 127,678.865 152,289.074 153,506.584 118,404.099 140,670.884 103,493.698 42,656.003 27,350.563

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation - Conservative - Initial Class(2) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.848660 1.778430 1.825709 1.798219 1.654920 1.550082 1.519782 1.404243 1.128664 1.441314	$ $ $ $ $ $ $ $ $ $	2.072032 1.848660 1.778430 1.825709 1.798219 1.654920 1.550082 1.519782 1.404243 1.128664	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA JPMorgan Asset Allocation - Growth - Initial Class(3) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.007117 1.904398 1.954504 1.914932 1.519899 1.358668 1.445802 1.265933 0.981488 1.636511	$ $ $ $ $ $ $ $ $ $	2.485438 2.007117 1.904398 1.954504 1.914932 1.519899 1.358668 1.445802 1.265933 0.981488	879.192 879.192 0.000 51,022.843 51,536.273 0.000 0.000 0.000 0.000 0.000
TA JPMorgan Asset Allocation - Moderate - Initial Class(4) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.962421 1.871034 1.926084 1.886414 1.672840 1.538596 1.539558 1.403899 1.117881 1.519777	$ $ $ $ $ $ $ $ $ $	2.270855 1.962421 1.871034 1.926084 1.886414 1.672840 1.538596 1.539558 1.403899 1.117881	11,064.385 11,064.385 11,064.385 11,064.385 11,064.385 53,022.997 11,064.385 139,283.709 11,064.385 11,064.385
TA JPMorgan Asset Allocation Moderate Growth - Initial Class(5) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.016941 1.905283 1.961456 1.924701 1.622696 1.476147 1.516244 1.353792 1.063210 1.591599	$ $ $ $ $ $ $ $ $ $	2.400193 2.016941 1.905283 1.961456 1.924701 1.622696 1.476147 1.516244 1.353792 1.063210	137,227.042 7,784.263 7,784.263 7,784.263 7,784.263 7,784.263 16,710.645 21,872.987 7,784.263 7,784.263
TA JP Morgan Enhanced Index- Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	26.741155 24.170848 24.345908 21.460021 16.299394 14.100350 14.087667 12.310946 9.561646 15.361466	$ $ $ $ $ $ $ $ $ $	32.189187 26.741155 24.170848 24.345908 21.460021 16.299394 14.100350 14.087667 12.310946 9.561646	74,509.287 89,520.051 107,838.816 115,550.948 138,765.984 146,765.023 149,730.326 149,822.673 217,711.306 239,326.218

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.342207 1.299702 1.328039 1.275322 1.148521 1.063764 1.054136 0.955229 0.824415 1.000000	$ $ $ $ $ $ $ $ $ $	1.516516 1.342207 1.299702 1.328039 1.275322 1.148521 1.063764 1.054136 0.955229 0.824415	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.351490 1.295851 1.346975 1.301472 1.099977 0.990396 1.005428 0.894355 0.727837 1.000000	$ $ $ $ $ $ $ $ $ $	1.595014 1.351490 1.295851 1.346975 1.301472 1.099977 0.990396 1.005428 0.894355 0.727837	0.000 0.000 0.000 8,174.894 8,174.894 0.000 0.000 0.000 0.000 0.000
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.373065 2.443758 2.200275 2.089147 1.418360 1.235521 1.320204 1.042704 0.820479 1.297769	$ $ $ $ $ $ $ $ $ $	3.385646 2.373065 2.443758 2.200275 2.089147 1.418360 1.235521 1.320204 1.042704 0.820479	0.000 0.000 0.000 0.000 0.000 0.000 0.000 5,517.439 5,517.439 5,517.439
TA Multi-Managed Balanced – Initial Class Subaccount Inception Date April 29, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.810376 1.689099 1.696440 1.540909 1.313314 1.174304 1.136065 1.000000	$ $ $ $ $ $ $ $	2.052992 1.810376 1.689099 1.696440 1.540909 1.313314 1.174304 1.136065	209,078.129 358,079.351 513,607.421 531,673,975 553,594.899 524,494.739 626,003.897 676,523.414
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.792960 1.756941 1.756235 1.688729 1.744120 1.632288 1.545963 1.451583 1.259128 1.303739	$ $ $ $ $ $ $ $ $ $	1.868439 1.792960 1.756941 1.756235 1.688729 1.744120 1.632288 1.545963 1.451583 1.259128	338,841.020 360,039.325 362,874.873 383,107.429 464,282.507 798,336.291 1,759,175.107 1,873,033.906 1,305,619.511 1,450,657.124
TA Small/Mid Cap Value - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	70.764173 58.800822 60.708181 58.068445 42.874717 37.078960 38.338220 29.588484 20.794733 35.394843	$ $ $ $ $ $ $ $ $ $	81.243505 70.764173 58.800822 60.708181 58.068445 42.874717 37.078960 38.338220 29.588484 20.794733	9,703.846 10,327.670 11,303.299 15,314.855 17,029.409 17,727.769 25,928.321 24,065.977 25,723.005 25,943.601

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.396586 2.168777 2.131009 2.013015 1.406325 1.223521 1.210953 0.906691 0.657941 1.038825	$ $ $ $ $ $ $ $ $ $	2.914303 2.396586 2.168777 2.131009 2.013015 1.406325 1.223521 1.210953 0.906691 0.657941	69,887.726 63,801.047 38,462.093 40,836.914 41,467.064 40,919.874 39,173.721 15,504.336 0.000 16,458.355
TA TS&W International Equity - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	16.403578 16.334007 16.226519 17.225047 13.942953 12.020482 14.116252 13.097510 10.472084 17.231985	$ $ $ $ $ $ $ $ $ $	20.031823 16.403578 16.334007 16.226519 17.225047 13.942953 12.020482 14.116252 13.097510 10.472084	14,086.848 22,418.027 23,845.485 29,893.951 35,254.803 38,759.669 44,427.955 53,283.321 67,742.173 80,851.597
TA WMC US Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.191854 2.145750 2.021286 1.831104 1.391316 1.237449 1.293771 1.105313 0.861097 1.605203	$ $ $ $ $ $ $ $ $ $	2.813552 2.191854 2.145750 2.021286 1.831104 1.391316 1.237449 1.293771 1.105313 0.861097	353,977.335 406,413.812 436,965.512 619,524.165 679,905.522 760,998.530 1,378,235.317 1,402,839.584 1,656,571.830 1,853,266.977
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.493281 2.244366 2.230711 1.978052 1.506201 1.308529 1.292033 1.131654 0.900797 1.437694	$ $ $ $ $ $ $ $ $ $	3.013722 2.493281 2.244366 2.230711 1.978052 1.506201 1.308529 1.292033 1.131654 0.900797	281,815.345 368,110.754 379,566.946 534,304.401 559,773.473 591,928.013 677,257.474 823,362.337 851,407.662 1,147,458.135
Vanguard – International Subaccount Inception Date May 1, 2007	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.128452 1.114852 1.130787 1.211486 0.989295 0.828842 0.964834 0.839168 0.591535 1.080912	$ $ $ $ $ $ $ $ $ $	1.599660 1.128452 1.114852 1.130787 1.211486 0.989295 0.828842 0.964834 0.839168 0.591535	136,165.772 63,112.908 44,461.552 54,894.229 51,675.484 43,921.156 210,131.428 203,905.580 195,890.327 111,859.625

0.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Vanguard - Mid-Cap Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.151040 2.854247 2.914621 2.582503 1.926416 1.674201 1.720098 1.380944 0.990167 1.712888	$ $ $ $ $ $ $ $ $ $	3.728095 3.151040 2.854247 2.914621 2.582503 1.926416 1.674201 1.720098 1.380944 0.990167	112,784.628 115,504.398 46,745.608 52,592.509 56,483.401 57,273.569 62,020.552 88,568.493 98,781.883 94,739.209
Vanguard - REIT Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.732502 3.466987 3.413608 2.640693 2.597295 2.225664 2.065794 1.621212 1.263518 2.026627	$ $ $ $ $ $ $ $ $ $	3.885614 3.732502 3.466987 3.413608 2.640693 2.597295 2.225664 2.065794 1.621212 1.263518	78,252.960 96,766.632 125,404.153 238,104.275 267,383.321 265,580.623 263,254.836 284,623.925 300,120.856 320,605.392
Vanguard - Short-Term Investment-Grade Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.510770 1.480363 1.473385 1.457339 1.451222 1.398904 1.380145 1.320221 1.167051 1.216702	$ $ $ $ $ $ $ $ $ $	1.532446 1.510770 1.480363 1.473385 1.457339 1.451222 1.398904 1.380145 1.320221 1.167051	1,080,291.854 1,302,917.459 1,255,253.282 1,527,000.465 1,560,178.627 1,276,722.604 1,097,306.392 508,309.401 542,800.426 253,165.517
Vanguard - Total Bond Market Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.698645 1.668427 1.673679 1.590828 1.638680 1.585578 1.482418 1.400983 1.331021 1.273128	$ $ $ $ $ $ $ $ $ $	1.746463 1.698645 1.668427 1.673679 1.590828 1.638680 1.585578 1.482418 1.400983 1.331021	145,006.968 149,110.352 167,564.942 275,674.797 252,668.466 248,743.565 227,992.628 147,514.720 169,928.443 203,276.302
Wanger International Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	73.234442 74.761839 75.175353 79.149573 65.102210 53.903913 63.544865 51.199411 34.404821 63.658274	$ $ $ $ $ $ $ $ $ $	96.711004 73.234442 74.761839 75.175353 79.149573 65.102210 53.903913 63.544865 51.199411 34.404821	5,215.632 5,404.334 7,635.803 9,089.357 9,345.267 12,875.298 14,193.646 16,776.413 21,560.004 24,635.963
Wanger USA Subaccount Inception Date September 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	77.007034 68.174478 69.038315 66.314153 49.901662 41.850812 43.646843 35.613826 25.202687 42.057961	$ $ $ $ $ $ $ $ $ $	91.493267 77.007034 68.174478 69.038315 66.314153 49.901662 41.850812 43.646843 35.613826 25.202687	10,868.992 15,094.605 16,292.007 19,639.715 21,344.755 26,850.733 32,670.665 35,115.682 39,077.407 51,464.033

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.053926 1.071186 1.051380 1.010688 0.828350 0.737011 0.969481 0.823692 0.541901 1.039271	$ $ $ $ $ $ $ $ $ $	1.425813 1.053926 1.071186 1.051380 1.010688 0.828350 0.737011 0.969481 0.823692 0.541901	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
AB Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.876196 1.874275 1.735299 1.547674 1.166023 1.034356 1.032093 0.905811 0.686852 1.205553	$ $ $ $ $ $ $ $ $ $	2.498146 1.876196 1.874275 1.735299 1.547674 1.166023 1.034356 1.032093 0.905811 0.686852	11,920.952 12,451.748 13,012.739 13,592.496 14,482.571 15,042.692 15,682.778 16,310.705 16,946.922 68,262.039
AB Large Cap Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.806280 1.777933 1.615867 1.430067 1.051681 0.907958 0.950421 0.871834 0.640654 1.072589	$ $ $ $ $ $ $ $ $ $	2.360719 1.806280 1.777933 1.615867 1.430067 1.051681 0.907958 0.950421 0.871834 0.640654	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares Subaccount Inception Date April 26, 2013	2017 2016 2015 2014 2013	$ $ $ $ $	1.354032 1.337064 1.278505 1.202227 1.000000	$ $ $ $ $	1.648738 1.354032 1.337064 1.278505 1.202227	0.000 3,784.857 4,505.282 4,911.869 5,496.554
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.628568 2.225147 2.041467 1.643870 1.319885 1.242491 1.332536 1.166602 0.724925 1.225154	$ $ $ $ $ $ $ $ $ $	3.520159 2.628568 2.225147 2.041467 1.643870 1.319885 1.242491 1.332536 1.166602 0.724925	0.000 3,084.243 3,587.933 3,892.452 4,340.181 4,840.531 5,375.349 5,687.200 13,022.167 13,228.350
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Subaccount Inception Date March 31, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.174720 1.943345 1.885789 1.992338 1.428972 1.285451 1.371134 1.076049 0.862762 1.468969	$ $ $ $ $ $ $ $ $ $	2.789903 2.174720 1.943345 1.885789 1.992338 1.428972 1.285451 1.371134 1.076049 0.862762	42,843.155 48,425.215 66,883.777 77,739.043 78,703.829 85,036.675 251,546.915 307,224.463 301,572.083 325,293.988

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
DFA - VA Global Bond Portfolio Subaccount Inception Date January 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.592438 1.577136 1.564732 1.532283 1.549213 1.488599 1.434995 1.369980 1.316861 1.270151	$ $ $ $ $ $ $ $ $ $	1.614010 1.592438 1.577136 1.564732 1.532283 1.549213 1.488599 1.434995 1.369980 1.316861	2,293,048.128 2,250,335.613 2,625,888.636 2,757,802.473 3,186,048.775 3,154,096.437 3,590,906.087 3,106,354.429 3,295,688.125 3,395,004.580
DFA - VA International Small Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.631807 3.444335 3.279512 3.506722 2.780367 2.345873 2.774685 2.239936 1.613469 2.845878	$ $ $ $ $ $ $ $ $ $	4.684426 3.631807 3.444335 3.279512 3.506722 2.780367 2.345873 2.774685 2.239936 1.613469	810,075.831 882,059.559 871,813.433 1,216,961.972 1,394,672.335 1,562,844.313 1,397,959.481 1,589,212.656 1,624,712.511 1,786,159.442
DFA - VA International Value Portfolio Subaccount Inception Date October 3, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.245609 2.073560 2.245415 2.436708 2.018047 1.738037 2.108457 1.921919 1.403761 2.609832	$ $ $ $ $ $ $ $ $ $	2.804197 2.245609 2.073560 2.245415 2.436708 2.018047 1.738037 2.108457 1.921919 1.403761	1,433,098.385 1,559,016.119 1,657,061.535 1,858,633.163 1,949,072.208 2,508,296.540 2,547,262.923 2,375,000.785 2,676,175.771 2,991,639.307
DFA - VA Short-Term Fixed Portfolio Subaccount Inception Date October 9, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.199102 1.198673 1.204091 1.211387 1.217407 1.216377 1.220179 1.215846 1.202571 1.165498	$ $ $ $ $ $ $ $ $ $	1.200049 1.199102 1.198673 1.204091 1.211387 1.217407 1.216377 1.220179 1.215846 1.202571	3,037,638.003 3,037,638.003 3,136,163.264 3,227,567.571 4,345,860.663 4,472,938.553 4,419,377.987 4,652,629.202 4,379,838.288 4,369,461.200
DFA - VA U.S. Large Value Portfolio Subaccount Inception Date January 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.637518 2.235355 2.331552 2.153419 1.540675 1.272952 1.327998 1.109158 0.860061 1.441822	$ $ $ $ $ $ $ $ $ $	3.117455 2.637518 2.235355 2.331552 2.153419 1.540675 1.272952 1.327998 1.109158 0.860061	2,011,880.657 2,147,617.400 2,439,822.218 2,968,523.866 3,299,703.185 4,801,596.035 5,178,069.864 5,235,684.521 5,835,679.865 6,481,822.264
DFA - VA U.S. Targeted Value Portfolio Subaccount Inception Date October 6, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	4.030730 3.185249 3.386220 3.289685 2.291678 1.922285 2.028926 1.583751 1.260192 2.013419	$ $ $ $ $ $ $ $ $ $	4.391524 4.030730 3.185249 3.386220 3.289685 2.291678 1.922285 2.028926 1.583751 1.260192	1,160,980.132 1,203,064.776 1,400,783.403 1,589,866.891 1,692,607.708 1,962,558.940 2,257,766.540 2,327,998.704 2,625,017.932 2,732,911.590

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Dreyfus - VIF Appreciation - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.881949 1.761548 1.824265 1.704535 1.421322 1.300220 1.204668 1.054985 0.869594 1.246671	$ $ $ $ $ $ $ $ $ $	2.372493 1.881949 1.761548 1.824265 1.704535 1.421322 1.300220 1.204668 1.054985 0.869594	0.000 2,300.949 2,438.667 3,660.645 3,875.656 4,018.646 4,144.844 4,163.068 4,183.137 18,248.060
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. - Service Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.679199 1.536903 1.603180 1.427712 1.073479 0.968292 0.969229 0.852501 0.643655 0.991328	$ $ $ $ $ $ $ $ $ $	1.917408 1.679199 1.536903 1.603180 1.427712 1.073479 0.968292 0.969229 0.852501 0.643655	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,196.458
Federated Fund for U.S. Government Securities II Subaccount Inception Date June 28, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.585084 1.571695 1.575318 1.517021 1.560402 1.526738 1.454141 1.393069 1.334027 1.288914	$ $ $ $ $ $ $ $ $ $	1.603585 1.585084 1.571695 1.575318 1.517021 1.560402 1.526738 1.454141 1.393069 1.334027	351,063.547 956,278.238 369,090.529 392,566.953 440,717.165 674,805.581 1,816,806.827 689,665.864 624,971.192 850,216.599
Federated Government Money Fund II Subaccount Inception Date December 7, 1994	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.077610 1.085643 1.093718 1.101888 1.110226 1.118632 1.127004 1.135419 1.138773 1.118890	$ $ $ $ $ $ $ $ $ $	1.072946 1.077610 1.085643 1.093718 1.101888 1.110226 1.118632 1.127004 1.135419 1.138773	1,926,260.900 1,404,456.282 2,516,168.478 1,978,474.672 2,036,697.398 2,574,668.768 5,012,876.102 2,942,161.144 3,112,229.480 6,486,557.249
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.744356 2.408044 2.490162 2.443080 2.300638 2.020960 1.936049 1.700132 1.120629 1.525617	$ $ $ $ $ $ $ $ $ $	2.913050 2.744356 2.408044 2.490162 2.443080 2.300638l 2.020960 1.936049 1.700132 1.120629	397,663.209 261,745.973 301,228.938 318,142.738 293,533.468 277,922.756 340,403.477 320,259.297 508,416.917 446,059.149
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.119415 1.177201 1.265637 1.287589 1.113969 1.018725 1.083721 0.000000	$ $ $ $ $ $ $ $	1.232758 1.119415 1.177201 1.265637 1.287589 1.113969 1.018725 1.083721	22,310.974 32,050.334 36,632.731 37,243.468 54,934.958 55,220.831 60,795.931 59,596.519

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Federated Managed Volatility Fund II Subaccount Inception Date July 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.801402 1.685280 1.836718 1.780853 1.473773 1.307694 1.257457 1.130295 0.887741 1.123355	$ $ $ $ $ $ $ $ $ $	2.111853 1.801402 1.685280 1.836718 1.780853 1.473773 1.307694 1.257457 1.130295 0.887741	105,489.606 53,031.789 120,753.631 250,691.564 147,552.415 132,260.395 135,394.802 316,149.172 191,417.196 171,273.523
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.095604 2.778801 2.839092 2.691209 1.990295 1.746298 1.968276 1.539202 1.106984 1.841767	$ $ $ $ $ $ $ $ $ $	3.712013 3.095604 2.778801 2.839092 2.691209 1.990295 1.746298 1.968276 1.539202 1.106984	52,462.622 57,768.448 70,594.158 62,498.749 90,469.198 100,494.078 109,704.375 373,272.862 158,036.827 201,477.156
Fidelity VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.177014 2.000768 2.077850 1.960231 1.513439 1.198007 1.323542 1.052999 0.673217 1.388839	$ $ $ $ $ $ $ $ $ $	2.579113 2.177014 2.000768 2.077850 1.960231 1.513439 1.198007 1.323542 1.052999 0.673217	122,780.139 17,322.781 62,226.129 58,460.767 65,375.934 58,653.445 73,768.654 236,368.188 602,849.887 21,992.931
NVIT Emerging Markets Fund – Class D Subaccount Inception Date August 4, 2016	2017 2016	$ $	9.834756 10.070862	$ $	13.773198 9.834756	8,284.371 9,386.025
TA Barrow Ha ley Dividend Focused - Initial Cla s Subaccount Inception Date No ember 19, 2009	2017 2016 2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $ $ $	1.953293 1.712501 1.789678 1.607474 1.243464 1.121374 1.099686 1.003146 0.984669	$ $ $ $ $ $ $ $ $	2.257287 1.953293 1.712501 1.789678 1.607474 1.243464 1.121374 1.099686 1.003146	92,721.505 140,735.252 96,105.654 263,222.402 179,885.381 140,872.807 103,957.012 94,612.136 164,254.049
TA Clarion Global Real Estate Securities - Initial lass Subaccount Inception Date Ma 3, 1999	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.225332 3.229287 3.273200 2.903868 2.815938 2.265158 2.420996 2.108768 1.592434 2.784456	$ $ $ $ $ $ $ $ $ $	3.563739 3.225332 3.229287 3.273200 2.903868 2.815938 2.265158 2.420996 2.108768 1.592434	58,722.908 59,591.664 80,543.100 156,635.803 126,608.804 115,863.575 127,107.107 153,659.540 205,991.121 213,980.280
TA Greystone International Gr wth - Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008 2007	$ $ $ $ $ $ $ $ $ $ $	1.817184 1.829343 1.841647 1.956698 1.669358 1.376877 1.542291 1.406257 1.067815 1.662599 1.534669	$ $ $ $ $ $ $ $ $ $ $	2.295112 1.817184 1.829343 1.841647 1.956698 1.669358 1.376877 1.542291 1.406257 1.067815 1.662599	37,302.609 41,579.486 49,356.133 101,142.627 95,248.560 83,390.034 74,029.067 125,060.116 164,495.478 86,310.915 264,161.705

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Janus Mid-Cap Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.579995 1.625017 1.723952 1.736620 1.257457 1.161461 1.254313 0.943775 0.592214 1.110891	$ $ $ $ $ $ $ $ $ $	2.023194 1.579995 1.625017 1.723952 1.736620 1.257457 1.161461 1.254313 0.943775 0.592214	23,173.082 28,498.255 45,259.225 51,474.921 163,420.560 189,881.168 112,532.154 346,764.687 464,706.225 20,254.345
TA JPMorgan Asset Allocation - Conservative - Initial Class(2) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.821908 1.754430 1.802855 1.777465 1.637441 1.535241 1.506722 1.393560 1.121188 1.433189	$ $ $ $ $ $ $ $ $ $	2.040029 1.821908 1.754430 1.802855 1.777465 1.637441 1.535241 1.506722 1.393560 1.121188	144,328.416 145,458.416 146,518.925 223,996.831 260,060.654 163,027.418 174,588.914 422,096.808 1,385,763.475 525,046.818
TA JPMorgan Asset Allocation - Growth - Initial Class(3) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.978080 1.878717 1.930068 1.892871 1.503869 1.345684 1.433403 1.256320 0.975014 1.627352	$ $ $ $ $ $ $ $ $ $	2.447058 1.978080 1.878717 1.930068 1.892871 1.503869 1.345684 1.433403 1.256320 0.975014	1,096,398.281 130,855.961 155,635.329 218,762.920 46,933.617 50,740.022 54,189.135 44,345.047 83,005.760 154,980.656
TA JPMorgan Asset Allocation - Moderate - Initial Class(4) Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.933984 1.845743 1.901947 1.864622 1.655157 1.523852 1.526312 1.393209 1.110473 1.511226	$ $ $ $ $ $ $ $ $ $	2.235735 1.933984 1.845743 1.901947 1.864622 1.655157 1.523852 1.526312 1.393209 1.110473	163,402.547 171,615.003 175,344.660 259,648.152 180,023.926 98,464.164 141,432.901 219,607.778 241,365.842 261,085.936

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation Moderate Growth - Initial Class(5) -Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.987728 1.879554 1.936898 1.902502 1.605574 1.462039 1.503233 1.343509 1.056183 1.582672	$ $ $ $ $ $ $ $ $ $	2.363105 1.987728 1.879554 1.936898 1.902502 1.605574 1.462039 1.503233 1.343509 1.056183	21,078.878 47,416.148 47,559.307 123,802.790 333,701.974 124,754.037 124,001.514 124,104.906 136,513.522 154,933.380
TA JP Morgan Enhanced Index - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.094868 1.895392 1.911018 1.686162 1.281948 1.110107 1.110207 0.971153 0.755010 1.214189	$ $ $ $ $ $ $ $ $ $	2.519166 2.094868 1.895392 1.911018 1.686162 1.281948 1.110107 1.110207 0.971153 0.755010	285,668.922 262,283.614 387,209.346 388,331.717 254,553.428 97,919.247 104,535.631 145,796.124 221,208.333 376,754.552

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.330726 1.289864 1.319296 1.268178 1.143222 1.059919 1.051370 0.953656 0.823868 1.000000	$ $ $ $ $ $ $ $ $ $	1.502060 1.330726 1.289864 1.319296 1.268178 1.143222 1.059919 1.051370 0.953656 0.823868	9,365.647 9,365.647 9,365.647 34,355.745 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.339918 1.286024 1.338090 1.294159 1.094879 0.986784 1.002759 0.892871 0.727352 1.000000	$ $ $ $ $ $ $ $ $ $	1.579784 1.339918 1.286024 1.338090 1.294159 1.094879 0.986784 1.002759 0.892871 0.727352	26,548.532 26,716.788 26,901.109 85,362.635 305,686.835 109,294.179 0.000 0.000 0.000 0.000
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008 2007	$ $ $ $ $ $ $ $ $ $ $	2.336748 2.408748 2.170913 2.063317 1.402219 1.222684 1.307783 1.033909 0.814366 1.289378 1.285789	$ $ $ $ $ $ $ $ $ $ $	3.330527 2.336748 2.408748 2.170913 2.063317 1.402219 1.222684 1.307783 1.033909 0.814366 1.289378	0.000 2,339.743 2,479.782 3,722.364 3,941.001 15,148.617 15,317.176 15,377.266 24,405.281 24,467.096 24,533.100
TA Multi-Managed Balanced – Initial Class Subaccount Inception Date April 29, 2010	2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $	1.798445 1.679633 1.688608 1.535309 1.309842 1.172367 1.135313 1.000000	$ $ $ $ $ $ $ $	2.037435 1.798445 1.679633 1.688608 1.535309 1.309842 1.172367 1.135313	46,023.496 54,259.859 124,774.470 125,657.304 48,805.939 61,908.741 59,304.010 64,822.465
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.767085 1.733301 1.734331 1.669318 1.725779 1.616724 1.532735 1.440582 1.250812 1.296409	$ $ $ $ $ $ $ $ $ $	1.839642 1.767085 1.733301 1.734331 1.669318 1.725779 1.616724 1.532735 1.440582 1.250812	1,201,755.947 1,590,549.064 1,634,719.714 1,839,247.657 1,861,174.914 2,344,695.201 2,242,491.098 2,972,647.552 3,300,558.231 2,461,946.651
TA Small/Mid Cap Value - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	4.377622 3.641154 3.763003 3.602955 2.662879 2.305216 2.385877 1.843184 1.296675 2.209283	$ $ $ $ $ $ $ $ $ $	5.020930 4.377622 3.641154 3.763003 3.602955 2.662879 2.305216 2.385877 1.843184 1.296675	116,110.422 63,709.711 60,934.698 71,682.146 161,612.008 184,101.978 107,088.427 107,073.343 196,535.472 67,795.772

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.371318 2.148035 2.112730 1.997727 1.397032 1.216649 1.205352 0.903397 0.656205 1.037117	$ $ $ $ $ $ $ $ $ $	2.880718 2.371318 2.148035 2.112730 1.997727 1.397032 1.216649 1.205352 0.903397 0.656205	253,364.964 185,369.844 490,606.034 953,977.129 1,244,453.153 537,162.437 264,662.153 457,877.760 352,166.472 100,967.961
TA TS&W International Equity - Initial Class Subaccount Inception Date October 13, 1997	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.728207 1.722584 1.712950 1.820166 1.474810 1.272734 1.496114 1.389521 1.112090 1.831795	$ $ $ $ $ $ $ $ $ $	2.108379 1.728207 1.722584 1.712950 1.820166 1.474810 1.272734 1.496114 1.389521 1.112090	6,139.814 11,585.876 10,340.598 5,014.735 5,067.594 19,935.794 38,906.356 112,197.913 131,136.113 153,771.834
TA WMC US Growth - Initial Class Subaccount Inception Date June 18, 2001	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.158291 2.114996 1.994299 1.808460 1.375473 1.224577 1.281584 1.095985 0.854679 1.594824	$ $ $ $ $ $ $ $ $ $	2.767731 2.158291 2.114996 1.994299 1.808460 1.375473 1.224577 1.281584 1.095985 0.854679	155,228.515 86,748.261 112,688.424 180,960.824 224,243.159 326,944.333 375,832.273 765,355.619 748,354.731 697,418.419
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	2.457176 2.214053 2.202751 1.955195 1.490280 1.295991 1.280928 1.123044 0.894835 1.429603	$ $ $ $ $ $ $ $ $ $	2.967146 2.457176 2.214053 2.202751 1.955195 1.490280 1.295991 1.280928 1.123044 0.894835	1,358,831.707 1,447,797.074 1,599,070.647 1,715,055.436 2,453,476.199 2,755,534.355 3,128,013.907 3,033,342.161 3,185,467.046 2,987,736.500
Vanguard International Subaccount Inception Date May 1, 2007	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.117657 1.105289 1.122196 1.203491 0.983734 0.825014 0.961321 0.836939 0.590557 1.080202	$ $ $ $ $ $ $ $ $ $	1.582796 1.117657 1.105289 1.122196 1.203491 0.983734 0.825014 0.961321 0.836939 0.590557	1,472,654.753 1,364,381.450 976,582.699 986,377.876 1,105,772.123 1,147,030.176 722,212.653 533,208.072 571,325.397 468,647.692
Vanguard - Mid-Cap Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.105373 2.815673 2.878096 2.552680 1.906061 1.658178 1.705325 1.370434 0.983603 1.703236	$ $ $ $ $ $ $ $ $ $	3.670428 3.105373 2.815673 2.878096 2.552680 1.906061 1.658178 1.705325 1.370434 0.983603	601,087.597 660,004.708 956,790.736 943,857.679 1,027,928.628 1,056,561.385 1,124,655.800 1,228,652.415 1,257,052.983 1,288,940.040

0.75%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Vanguard - REIT Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.678554 3.420260 3.370951 2.610284 2.569938 2.204421 2.048103 1.608907 1.255178 2.015271	$ $ $ $ $ $ $ $ $ $	3.825659 3.678554 3.420260 3.370951 2.610284 2.569938 2.204421 2.048103 1.608907 1.255178	416,884.339 387,294.840 397,845.257 587,041.537 619,107.722 721,929.505 692,069.931 913,852.376 806,140.152 842,300.172
Vanguard - Short-Term Investment-Grade Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.488905 1.460392 1.454979 1.440592 1.435940 1.385561 1.368293 1.310158 1.159317 1.209831	$ $ $ $ $ $ $ $ $ $	1.508743 1.488905 1.460392 1.454979 1.440592 1.435940 1.385561 1.368293 1.310158 1.159317	2,738,750.021 2,609,476.417 2,540,328.936 2,317,270.682 2,143,325.792 2,627,656.100 2,789,049.764 2,624,337.415 2,174,669.489 1,624,972.547
Vanguard - Total Bond Market Index Subaccount Inception Date May 1, 2002	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	1.674038 1.645892 1.652721 1.572469 1.621380 1.570406 1.469683 1.390332 1.322209 1.265951	$ $ $ $ $ $ $ $ $ $	1.719450 1.674038 1.645892 1.652721 1.572469 1.621380 1.570406 1.469683 1.390332 1.322209	2,308,355.390 2,737,763.403 2,174,063.006 1,751,595.984 2,160,720.569 2,249,109.293 2,185,060.282 2,272,009.119 1,620,590.868 1,441,962.202
Wanger International Subaccount Inception Date September 18, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.009634 3.075452 3.095536 3.262426 2.686083 2.226261 2.627043 2.118764 1.425175 2.639595	$ $ $ $ $ $ $ $ $ $	3.970493 3.009634 3.075452 3.095536 3.262426 2.686083 2.226261 2.627043 2.118764 1.425175	90,086.934 105,122.712 106,551.444 160,020.136 232,764.214 217,048.284 185,412.450 406,045.205 242,219.984 260,112.179
Wanger USA Subaccount Inception Date September 20, 1995	2017 2016 2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $ $ $	3.133776 2.777093 2.815081 2.706684 2.038812 1.711579 1.786799 1.459396 1.033793 1.726906	$ $ $ $ $ $ $ $ $ $	3.719607 3.133776 2.777093 2.815081 2.706684 2.038812 1.711579 1.786799 1.459396 1.033793	128,607.671 143,441.777 157,913.609 235,040.292 265,880.798 297,079.309 421,916.009 477,511.737 643,088.987 693,532.203

(1)	Effective on or about May1, 2018, TA MFS International Equity will be renamed TA Greystone International Growth.
(2)	Effective February 1, 2018, TA Asset Allocation - Conservative was renamed TA JPMorgan Asset Allocation - Conservative.
(3)	Effective February 1, 2018, TA Asset Allocation - Growth was renamed TA JPMorgan Asset Allocation - Growth.
(4)	Effective February 1, 2018, TA Asset Allocation – Moderate was renamed TA JPMorgan Asset Allocation – Moderate.
(5)	Effective February 1, 2018, TA Asset Allocation - Moderate Growth was renamed TA JPMorgan Asset Allocation – Moderate Growth.

APPENDIX C: POLICY FORM NUMBER NA103

If you are a Policy Owner of Policy Form Number NA103, below is a description of the significant features of your Policy and the available investment choices that may be different than those described in the Prospectus. (The Policy Form Number appears on the bottom left-hand corner of your Policy.) Please see your actual Policy and any attachments for determining your specific coverage.

The Nursing Care and Terminal Condition Option, Unemployment Waiver Option, and the Guaranteed Minimum Death Benefit Options are currently not available to Policy Owners of Policy Form Number NA103.

Annuity Payment Options

The income you take from the policy during the Income Phase can take several different forms, depending on your particular needs. Except for the Designated Period Annuity Option listed below, the Annuity Payment Options listed below are available on either a variable basis or a fixed basis.

If available on a variable basis, the Annuity Payment Options provide payments that, after the initial payment, will go up or down depending on the investment performance of the Portfolios you choose.

If available on a fixed basis, the Annuity Payment Options provide payments in an amount that does not change. If you choose a fixed Annuity Payment Option, TPLIC will move your investment out of the Portfolios and into the general account of TPLIC.

•	Life Annuity—Monthly Annuity Payments are paid for the life of an Annuitant, ending with the last payment before the Annuitant dies.

•	Joint and Last Survivor Annuity—Monthly Annuity Payments are paid for as long as at least one of two named Annuitants is living, ending with the last payment before the surviving Annuitant dies.

•

Life Annuity With Period Certain—Monthly Annuity Payments are paid for as long as the Annuitant lives, with payments guaranteed to be made for a period of at least 10 years, 15 years, or 20 years, as elected. If the Annuitant dies before the period certain ends, TPLIC will make any remaining payments to the Beneficiary.

•

Installment or Unit Refund Life Annuity—Available as either a fixed (Installment Refund) or variable (Unit Refund) Annuity Payment Option. Monthly Annuity Payments are paid for the life of an Annuitant, with a period certain determined by dividing the Accumulated Value by the first Annuity Payment. If the Annuitant dies before the period certain ends, TPLIC will make any remaining payments to the Beneficiary.

•	Designated Period Annuity—Available only on a fixed basis. Monthly Annuity Payments are paid for a specified period, which may be from 10 to 30 years.

Mortality and Expense Risk Charge

TPLIC charges a fee as compensation for bearing certain mortality and expense risks under the Policy. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Charge is 0.50% of the net asset value of the Separate Account.

We guarantee that this annual charge will not increase. If the charge is more than sufficient to cover actual costs or assumed risks, any excess will be added to TPLIC’s surplus. If the charges collected under the Policy are not enough to cover actual costs or assumed risks, then TPLIC will bear the loss. We expect to profit from this charge. We may use any profits for any proper purpose, including distribution expenses.

Fee Table

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the policy. The first table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer Cash Value between investment choices. State premium taxes may also be deducted.

Policy Owner Transaction Expenses
Sales Load Imposed on Purchases	None
Contingent Deferred Sales Load (surrender charge)	None
Transfer Fees(1)	$15
Special Service Fee	$0 - $25

(1)	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $15 fee for each transfer in excess of 12 per policy year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Portfolio fees and expenses.

Annual Policy Service Charge	$0 - $30

Separate Account Annual Expenses (as a percentage of assets in the Separate Account)
Base Separate Account Expenses:
Mortality and Expense Risk Fee	0.50%
Administrative Charge	0.15%

Total Base Separate Account Annual Expenses	0.65%

The next item shows the lowest and highest total operating expenses charged by the Portfolios for the year ended December 31, 2017. Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Portfolio Annual Expenses(1)	Lowest	Highest

Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.24%	1.74%

(1)

The fee table information relating to the Portfolios was provided to TPLIC by the underlying funds, their investment advisors or managers, and TPLIC has not independently verified such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

EXAMPLE TABLE

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2017, and the highest combination of Separate Account expenses that you would incur on a $10,000 Purchase Payment over various periods, assuming (1) a 5% annual rate of return and (2) full surrender at the end of each period. As noted in the Fee Table, the policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options.

1 Year	3 Years	5 Years	10 Years
$242	$746	$1277	$2729

You should not consider this example to be a representation of past or future expenses or performance. Actual expenses may be higher or lower than those shown. In addition, your rate of return may be more or less than the 5% assumed in the example.

For information concerning compensation paid for sale of the Policies, see “Distribution of the Policies.”

Minimum Balance Requirements

The minimum required balance in any Portfolio is $250, except where Purchase Payments are made by monthly payroll deduction. The minimum required balance in any General Account Guaranteed Option, except the Dollar Cost Averaging Fixed Account Option, is $1,000. If an exchange or withdrawal would reduce the balance in a Portfolio to less than $250 (or $1,000 in the case of a General Account Guaranteed Option other than the Dollar Cost Averaging Fixed Account Option), TPLIC will transfer the remaining balance to the remaining Portfolios under the policy on a pro rata basis. If the entire value of the policy falls below $1,000, and if you have not made a Purchase Payment within three years, TPLIC may notify you that the Accumulated Value of your policy is below the minimum balance requirement. In that case, you will be given 60 days to make an Additional Purchase Payment before your policy is liquidated. TPLIC would then promptly pay proceeds to the policy Owner. The proceeds would be taxed as a withdrawal from the policy. Full withdrawal will result in an automatic termination of the policy. We will not exercise this right to cancel your policy if it is a Qualified policy.

DEATH BENEFIT

In General

If the Annuitant dies during the Accumulation Phase, the Beneficiary will receive the Death Benefit. The Death Benefit is the greater of the then-current Accumulated Value of the policy (plus any positive Market Value Adjustment applicable under any Guaranteed Period Option) or the Adjusted Death Benefit. During the first six policy Years, the Adjusted Death Benefit is the sum of all Net Purchase Payments minus any partial withdrawals. During each following six-year period, the Adjusted Death Benefit is the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made during that six-year period minus any partial withdrawals taken during that six-year period. After the Annuitant reaches age 75, the Adjusted Death Benefit remains equal to the Death Benefit on the last day of the six-year period before the Annuitant reaches age 75 plus any Net Purchase Payments subsequently made minus any partial withdrawals subsequently taken. The Beneficiary may elect to receive these amounts as a lump sum or as Annuity Payments.

Federal tax law requires that if a policy owner is a natural person and dies before the Annuity Date, then the entire value of the policy must be distributed within five years of the date of death of the policy Owner. If the policy owner is not a natural person, the death of the primary Annuitant triggers the same distribution requirement. Special rules may apply to a surviving spouse.

Death of the Annuitant During the Accumulation Phase

If the Annuitant dies during the Accumulation Phase, the Beneficiary will be entitled to the Death Benefit. When TPLIC receives Due Proof of Death of the Annuitant, TPLIC will calculate the Death Benefit. The Beneficiary can choose to receive the amount payable in a lump-sum cash benefit or under one of the Annuity Payment Options. The policy Owner can choose an Annuity Payment Option for the Beneficiary before the Annuitant’s death. However, if the policy Owner does not make such a choice and TPLIC has not already paid a cash benefit, the Beneficiary may choose a payment option after the Annuitant’s death.

Paid as a lump sum, the Death Benefit is the greater of:

(1)	the Accumulated Value (plus any positive Market Value Adjustment applicable under any Guaranteed Period Option) on the date we receive Due Proof of Death; or

(2)	the Adjusted Death Benefit.

Paid under one of the Annuity Payment Options, the Death Benefit will be based on the greater of:

(1)	the Accumulated Value (plus any positive Market Value Adjustment applicable under any Guaranteed Period Option) on the Annuity Date elected by the Beneficiary and approved by TPLIC; or

(2)	the Adjusted Death Benefit.

The amount of the Adjusted Death Benefit is calculated as follows. During the first six policy Years, the Adjusted Death Benefit is the sum of all Net Purchase Payments minus any partial withdrawals. During each following six-year period, the Adjusted Death Benefit is the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made during that six-year period minus any partial withdrawals taken during that six-year period. After the Annuitant reaches age 75, the Adjusted Death Benefit remains equal to the Death Benefit on the last day of the six-year period before the Annuitant reaches age 75 plus any Net Purchase Payments subsequently made minus any partial withdrawals subsequently taken.

Death of the Annuitant During the Income Phase

The Death Benefit, if any, payable if the Annuitant dies during the Income Phase, depends on the Annuity Payment Option selected. Upon the Annuitant’s death, TPLIC will pay the Death Benefit, if any, to the Beneficiary under the Annuity Payment Option in effect. For instance, if the Life Annuity With Period Certain option has been elected, and if the Annuitant dies during the Income Phase, then any unpaid payments certain will be paid to the Beneficiary.

Joint Annuitants

The policy permits you as policy owner to name a Joint Annuitant. This can have different effects depending on whether the policy is in the Accumulation Phase or the Income Phase.

During the Accumulation Phase, the Death Benefit is payable only after the death of both the Annuitant and the Joint Annuitant.

During the Income Phase, it will not matter that you have named a Joint Annuitant unless you have chosen an Annuity Payment Option, such as the Joint and Last Survivor Annuity option, that pays over the life of more than one person. Therefore, if you have chosen an Annuity Payment Option that provides income over the life of someone other than the person named as Joint Annuitant, the Joint Annuitant’s death during the Income Phase will have no effect on the benefits due under the policy.

Designation of a Beneficiary

The policy owner may select one or more Beneficiaries and name them in the application. Thereafter, while the Annuitant or Joint Annuitant is living, the policy owner may change the Beneficiary by written notice. The change will take effect as of the date the policy owner signs the notice, but it will not affect any payment made or any other action taken before TPLIC acknowledges the notice. The policy owner may also make the designation of Beneficiary irrevocable by sending written notice to TPLIC and obtaining approval from TPLIC. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary.

If the Annuitant dies during the Accumulation Period, the following will apply unless the policy owner has made other provisions:

•	If there is more than one Beneficiary, each will share in the Death Benefit equally.

•	If one or two or more Beneficiaries have already died, TPLIC will pay that share of the Death Benefit equally to the survivor(s).

•	If no Beneficiary is living, TPLIC will pay the proceeds to the policy owner.

•

If a Beneficiary dies at the same time as the Annuitant, TPLIC will pay the proceeds as though the Beneficiary had died first. If a Beneficiary dies within 15 days after the Annuitant’s death and before TPLIC receives due proof of the Annuitant’s death, TPLIC will pay proceeds as though the Beneficiary had died first.

If a Beneficiary who is receiving Annuity Payments dies, TPLIC will pay any remaining Payments Certain to that Beneficiary’s named Beneficiary(ies) when due. If no Beneficiary survives the Annuitant, the right to any amount payable will pass to the policy owner. If the policy owner is not living at this time, this right will pass to his or her estate.

Death of the policy owner

Death of the policy owner During the Accumulation Phase. With two exceptions, federal tax law requires that when either the policy Owner or the Joint Owner (if any) dies during the Accumulation Phase, TPLIC must pay out the entire value of the policy within five years of the date of death. First exception: If the entire value is to be distributed to the Owner’s Designated Beneficiary, he or she may elect to have it paid under an Annuity Payment Option over his or her life or over a period certain no longer than his or her life expectancy as long as the payments begin within one year of the policy owner’s death. Second exception: If the Owner’s Designated Beneficiary is the spouse of the policy owner (or Joint Owner), the spouse may elect to continue the policy in his or her name as policy owner indefinitely and to continue deferring tax on the accrued and future income under the policy. (“Owner’s Designated Beneficiary” means the natural person whom the policy owner names as a beneficiary and who becomes the policy owner upon the policy owner’s death.) If the policy owner and the Annuitant is the same person, then upon that person’s death the Beneficiary is entitled to the Death Benefit. In this regard, see Death of the Annuitant During the Accumulation Phase.

Death of the policy owner During the Income Phase. Federal tax law requires that when either the policy owner or the Joint Owner (if any) dies during the Income Phase, TPLIC must pay the remaining portions of the value of the policy at least as rapidly as under the method of distribution being used on the date of death.

Non-Natural Person as policy owner. Where the policy owner is not a natural person (for example, is a corporation), the death of the “primary Annuitant” is treated as the death of the policy owner for purposes of federal tax law. (The Internal Revenue Code defines a “primary Annuitant” as the individual who is of primary importance in affecting the timing or the amount of payout under the policy.) In addition, where the policy owner is not a natural person, a change in the identity of the “primary Annuitant” is also treated as the death of the policy owner for purposes of federal tax law.

Payment of Lump-Sum Death Benefits

TPLIC will pay lump-sum Death Benefits within seven days after the election to take a lump sum becomes effective except in one of the following situations, in which TPLIC may delay the payment beyond seven days:

•	the New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted

•	an emergency exists as defined by the SEC, or the SEC requires that trading be restricted

•	the SEC permits a delay for your protection as a policy owner

•	the payment is derived from premiums paid by check, in which case TPLIC may delay payment until the check has cleared your bank.

APPENDIX D: POLICY FORM NUMBER AV515 101 130 600

If you are a policy owner of policy Form Number AV515 101 130 600, below is a description of the significant features of your policy and the available investment choices that may be different than described in the Prospectus. (The policy Form Number appears on the bottom left-hand corner of your policy.) Please see your actual policy and any attachments for determining your specific coverage.

Annuity Payment Options

The income you take from the policy prior to the Annuity Commencement Date can take several different forms, depending on your particular needs. Except for the Interest Payments Option, Income for a Specified Period Option, and Income for a Specified Amount listed below, the Annuity Payment Options listed below are available on either a variable basis or a fixed basis.

If available on a variable basis, the Annuity Payment Options provide payments that, after the initial payment, will go up or down depending on the investment performance of the Portfolios you choose.

If available on a fixed basis, the Annuity Payment Options provide payments in an amount that does not change. If you choose a fixed Annuity Payment Option, TPLIC will move your investment out of the Portfolios and into the general account of TPLIC.

•

Interest Payments. We will pay the interest on the amount we use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time to which you and TPLIC agree. You and TPLIC will agree on withdrawal rights when you elect this option.

•	Income for a Specified Period. We will make level payments only for a fixed period you choose. No funds will remain at the end.

•	Life Income. You may choose between:

Fixed Payments

•	No Period Certain–We will make level payments only during the Annuitant’s lifetime.

•	10 Years Certain—We will make level payments for the longer of the Annuitant’s lifetime or ten years.

•

Guaranteed Return of policy Proceeds—We will make level payments for the longer of the Annuitant’s lifetime or until the total dollar amount of payments we make to you equals the amount applied to this option.

Variable Payments

•	No Period Certain—Payments will be made only during the lifetime of the Annuitant.

•	10 Years Certain—Payments will be made for the longer of the Annuitant’s lifetime or ten years.

Life with Emergency Cash® (fixed or variable) (if applicable)

Payments will be made during the lifetime of the Annuitant. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the amount you surrender.

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the Annuitant. (For qualified policies, the death benefit ceases at the date the annuitant reaches the IRS joint age limitation determined at policy issue date.) The death benefit will be paid if the annuitant dies before age 101. The amount of the death benefit is calculated the same as the “Emergency Cash Benefit” under the rider. The Emergency Cash Benefit is determined by multiplying the current annuity payment that is supported by the “Surrender Factor” (a factor used to determine the amount that is available to surrender) that is included on the Emergency Cash Benefit Schedule in the rider, less any applicable surrender charges. The beneficiary may choose an Annuity Payment Option, or may choose to receive a lump sum.

•

Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

•	Joint and Survivor Annuity. You may choose between:

Fixed Payments

•	Payments are made during the joint lifetime of the Annuitant and a Joint Annuitant of your selection. Payments will be made as long as either person is living.

Variable Payments

•	Payments are made during the joint lifetime of the Annuitant and a Joint Annuitant of your selection. Payments will be made as long as either person is living.

Life with Emergency Cash® (fixed or variable) (if applicable)

Payments will be made during the joint lifetime of the Annuitant and a Joint Annuitant of your selection. Payments will be made as long as either person is living. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule).

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the surviving Annuitant. (For qualified policies the death benefit ceases on the date the surviving Joint Annuitant reaches the IRS joint age limitation.)

Mortality and Expense Risk Charge

TPLIC charges a fee as compensation for bearing certain mortality and expense risks under the policy. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Charge is 0.60%, 0.50% or 0.45% (depending on the selected Death Benefit Option) of the net asset value of the Separate Account.

We guarantee that these annual charges will not increase. If the charges are more than sufficient to cover actual costs or assumed risks, any excess will be added to TPLIC’s surplus. If the charges collected under the policy are not enough to cover actual costs or assumed risks, then TPLIC will bear the loss. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

FEE TABLE

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the policy. The first table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer Cash Value between investment choices. State premium taxes may also be deducted, and Excess Interest Adjustments may be made to amounts surrendered or applied to Annuity Payment Options from Cash Value from the fixed account.

Policy Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Contingent Deferred Sales Load (surrender charge)(2)	None
Transfer Fees(1)	$10
Special Service Fee	$0 - $25

(1)	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for each transfer in excess of 12 per policy year.
(2)	If you select the Life With Emergency Cash® annuity payment option, you will be subject to a surrender charge after the Annuity Commencement Date. See Section 5, “Expenses.”

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Portfolio fees and expenses.

Annual policy Service Charge	$0 - $30
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)
Base Separate Account Expenses:
Mortality and Expense Risk Fee	0.45%
Administrative Charge	0.15%

Total Base Separate Account Annual Expenses	0.60%
Optional Separate Account Expenses:
Double Enhanced Death Benefit	0.15%
6 Year Step-Up Death Benefit	0.05%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses(1)	0.75%
Annual Optional Rider Fees:
Additional Death Benefit Fee(2)	0.25%
Additional Death Distribution – II(3)	0.55%

(1)	Total Separate Account Annual Expenses reflect the base separate account expenses plus the Double Enhanced Death Benefit.
(2)	The annual rider fee is 0.25% of the policy value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination.
(3)	The annual rider fee is 0.55% of the policy value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination.

The next item shows the lowest and highest total operating expenses charged by the Portfolios for the year ended December 31, 2017 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Portfolio Annual Operating Expenses(1)	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.15%	1.74%

(1)

The fee table information relating to the Portfolios is for the year ending December 31, 2017 (unless otherwise noted) and was provided to TPLIC by the underlying funds, their investment advisors or managers, and TPLIC has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

EXAMPLE TABLE A

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2017, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, (2) full surrender at the end of each period, and (3) assuming no optional riders have been selected. The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (0.75%)	$252	$776	$1327	$2829
6 Year Step-Up to Age 81 Death Benefit Option (0.65%)	$242	$746	$1277	$2729
Return of Premium Death Benefit Option (0.60%)	$237	$731	$1252	$2679

EXAMPLE TABLE B

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2017, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, (2) full surrender at the end of each period, and (3) assuming the ADD-II rider has been selected. The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the policy or withdraw the entire value of your policy at the end of the applicable period as a lump sum or under one of the policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (0.75%)	$309	$945	$1605	$3373
6 Year Step-Up to Age 81 Death Benefit Option (0.65%)	$299	$915	$1557	$3279
Return of Premium Death Benefit Option (0.60%)	$294	$900	$1532	$3232

You should not consider these examples to be a representation of past or future expenses or performance. Actual expenses may be higher or lower than those shown. In addition, your rate of return may be more or less than the 5% assumed in the example.

For information concerning compensation paid for sale of the policies, see “Distribution of the policies.”

Minimum Balance Requirements

The minimum required balance in any Portfolio is $500, except where Purchase Payments are made by monthly payroll deduction. The minimum required balance in any General Account Guaranteed Option, except the Dollar Cost Averaging Fixed Account Option, is $1,000. If an exchange or withdrawal would reduce the balance in a Portfolio to less than $500 (or $1,000 in the case of a General Account Guaranteed Option other than the Dollar Cost Averaging Fixed Account Option), TPLIC may transfer the remaining balance to the remaining Portfolios under the policy on a pro rata basis. If the entire value of the policy falls below $500, and if you have not made a Purchase Payment within three years, TPLIC may notify you that the Accumulated Value of your policy is below the minimum balance requirement. In that case, you will be given 60 days to make an Additional Purchase Payment before your policy is liquidated. TPLIC would then promptly pay proceeds to the policy owner. The proceeds would be taxed as a withdrawal from the policy. Full withdrawal will result in an automatic termination of the policy. We will not exercise this right to cancel your policy if it is a Qualified policy.

DEATH BENEFIT

In General

Death proceeds are payable contingent upon the relationships between the policy Owner, Annuitant, policy Owner’s Beneficiary and the Owner’s Designated Beneficiary as described below.

Federal tax law requires that if a policy owner is a natural person and dies before the Annuity Commencement Date, then the entire value of the policy must be distributed within five years of the date of death of the policy owner. If the policy owner is not a natural person, the death of the primary Annuitant triggers the same distribution requirement. Special rules may apply to a surviving spouse.

Death of the Annuitant Prior to the Annuity Commencement Date (During the Accumulation Phase)

If the Annuitant dies prior to the Annuity Commencement Date, the Beneficiary will be entitled to the death benefit. When we receive due proof of death of the Annuitant, we will calculate the death benefit. The Beneficiary can choose to receive the amount payable in a lump-sum cash benefit or under one of the Annuity Payment Options. The policy owner can choose an Annuity Payment Option for the Beneficiary before the Annuitant’s death. However, if the policy owner does not make such a choice and TPLIC has not already paid a cash benefit, the Beneficiary may choose a payment option after the Annuitant’s death.

Death Proceeds Prior to Annuity Commencement Date

The amount of death proceeds will be the greatest of (a), (b) or (c) where:

(a)	is the policy value on the date we receive due proof of death and an election of a method of settlement;

(b)	is the Cash Value on the date we receive due proof of death and an election of a method of settlement, and;

(c)

is the Guaranteed Minimum Death Benefit (GMDB), if any, plus any additional premium payments received, less any Gross Partial Withdrawals from the date of death to the date of payment of death proceeds.

If you have not selected a payment option by the date of death, the Beneficiary may make such election within one year of the date we receive due proof of the Owner’s or Annuitant’s death. The Beneficiary may elect to receive the death proceeds as a lump sum payment or may use the death proceeds to provide any of the Annuity Payment Options described in the policy. Interest on death proceeds will be paid as required by law.

Guaranteed Minimum Death Benefit

The amount of the Guaranteed Minimum Death Benefit (GMDB) is based on the death benefit option elected. You may not change the GMDB option after the policy is issued.

Option: Return of Premium Death Benefit

This GMDB is equal to the total premiums paid for this policy, less any Adjusted Partial Withdrawals (as described below) as of the date of death. Available for issue ages 0-85.

Option: 6 Year Step-Up Death Benefit

This GMDB is the higher of the initial premium or the adjusted policy Value on the 6th, 12th, 18th, ect. policy anniversary prior to the earlier of the date of death or the Annuitant’s 81st birthday plus premiums pad, less Partial Withdrawals subsequent to the date of the 6th policy anniversary with the largest policy value available for issue age 0-75.

Option: Double Enhanced Death Benefit

This GMDB is the greater of (1) and (2) where:

(1)

Is a 5% annually compounding death benefit, equal to the cumulative Premium Payments, minus Adjusted Partial Withdrawals, plus interest accumulated at 5% per annum from the payment or Withdrawal date to the earlier of the Annuitant’s date of death or the Annuitant’s 81st birthday, and

(2)

Is an annual Step-Up Death Benefit, equal to the largest policy value on the policy date or on any policy anniversary prior to the earlier of the Annuitant’s date of death or the Annuitant’s 81st birthday, plus any Premium Payments (minus Adjusted Partial Withdrawals) since the date of the policy anniversary with the largest policy value available for issue ages 0-79.

If the Owner is a non-natural person, or if the Owner has elected to have the death proceeds paid upon the death of the Annuitant, the GMDB will be based upon the Annuitant’s age.

Adjusted Partial Withdrawal

A Partial Withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the Adjusted Partial Withdrawal. The Adjusted Partial Withdrawal may be a different amount than the Gross Partial Withdrawal. The Adjusted Partial Withdrawal is the total amount deducted from the GMDB as a result of a Partial Withdrawal as used in the GMDB provision. It is equal to the Gross Partial Withdrawal multiplied by an Adjustment Factor. The Adjustment Factor is equal to the amount of the death proceeds prior to the Partial Withdrawal divided by the policy value prior to the Partial Withdrawal.

Death of the Annuitant on or After the Annuity Commencement Date (During the Income Phase)

The Death Benefit, if any, payable if the Annuitant dies on or after the Annuity Commencement Date depends on the Annuity Payment Option selected. Upon the Annuitant’s death, TPLIC will pay the Death Benefit, if any, to the Beneficiary under the Annuity Payment Option in effect. For instance, if the Life Annuity With Period Certain option has been elected, and if the Annuitant dies on or after the Annuity Commencement Date, then any unpaid payments certain will be paid to the Beneficiary.

Joint Annuitants

The policy permits you as policy owner to name a Joint Annuitant. This can have different effects depending on whether you are before or after the Annuity Commencement Date.

Prior to the Annuity Commencement Date, the Death Benefit is payable only after the death of both the Annuitant and the Joint Annuitant.

On or after the Annuity Commencement Date, it will not matter that you have named a Joint Annuitant unless you have chosen an Annuity Payment Option, such as the Joint and Last Survivor Annuity option, that pays over the life of more than one person.

Therefore, if you have chosen an Annuity Payment Option that provides income over the life of someone other than the person named as Joint Annuitant, the Joint Annuitant’s death on or after the Annuity Commencement Date will have no effect on the benefits due under the policy.

Designation of a Beneficiary

The policy owner may select one or more Beneficiaries and name them in the application. Thereafter, while the Annuitant or Joint Annuitant is living, the policy owner may change the Beneficiary by written notice. The change will take effect as of the date the policy owner signs the notice, but it will not affect any payment made or any other action taken before TPLIC acknowledges the notice. The policy owner may also make the designation of Beneficiary irrevocable by sending written notice to TPLIC and obtaining approval from TPLIC. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary.

If the Annuitant dies prior to the Annuity Commencement Date, the following will apply unless the policy owner has made other provisions:

•	If there is more than one Beneficiary, each will share in the Death Benefit equally.

•	If one or two or more Beneficiaries have already died, TPLIC will pay that share of the Death Benefit equally to the survivor(s).

•	If no Beneficiary is living, TPLIC will pay the proceeds to the policy owner.

•

If a Beneficiary dies at the same time as the Annuitant, TPLIC will pay the proceeds as though the Beneficiary had died first. If a Beneficiary dies within 15 days after the Annuitant’s death and before TPLIC receives due proof of the Annuitant’s death, TPLIC will pay proceeds as though the Beneficiary had died first.

If a Beneficiary who is receiving Annuity Payments dies, TPLIC will pay any remaining Payments Certain to that Beneficiary’s named Beneficiary(ies) when due. If no Beneficiary survives the Annuitant, the right to any amount payable will pass to the policy owner. If the policy owner is not living at this time, this right will pass to his or her estate.

Death of the policy owner

Death of the policy owner prior to the Annuity Commencement Date. With two exceptions, federal tax law requires that when either the policy owner or the Joint Owner (if any) dies prior to the Annuity Commencement Date, TPLIC must pay out the entire value of the policy within five years of the date of death. First exception: If the entire value is to be distributed to the Owner’s Designated Beneficiary, he or she may elect to have it paid under an Annuity Payment Option over his or her life or over a period certain no longer than his or her life expectancy as long as the payments begin within one year of the policy owner’s death. Second exception: If the Owner’s Designated Beneficiary is the spouse of the policy owner (or Joint Owner), the spouse may elect to continue the policy in his or her name as policy owner indefinitely and to continue deferring tax on the accrued and future income under the policy. (“Owner’s Designated Beneficiary” means the natural person whom the policy owner names as a beneficiary and who becomes the policy owner upon the policy owner’s death.) If the policy owner and the Annuitant is the same person, then upon that person’s death the Beneficiary is entitled to the Death Benefit. In this regard, see Death of the Annuitant Prior to the Annuity

Commencement Date.

Death of the policy owner on or after the Annuity Commencement Date. Federal tax law requires that when either the policy owner or the Joint Owner (if any) dies during on or after the Annuity Commencement Date, TPLIC must pay the remaining portions of the value of the policy at least as rapidly as under the method of distribution being used on the date of death.

Non-Natural Person as policy owner. Where the policy owner is not a natural person (for example, is a corporation), the death of the “primary Annuitant” is treated as the death of the policy owner for purposes of federal tax law. (The Internal Revenue Code defines a “primary Annuitant” as the individual who is of primary importance in affecting the timing or the amount of payout under the policy.) In addition, where the policy owner is not a natural person, a change in the identity of the “primary Annuitant” is also treated as the death of the policy owner for purposes of federal tax law.

Payment of Lump-Sum Death Benefits

TPLIC will pay lump-sum Death Benefits within seven days after the election to take a lump sum becomes effective except in one of the following situations, in which TPLIC may delay the payment beyond seven days:

•	the New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted;

•	an emergency exists as defined by the SEC, or the SEC requires that trading be restricted;

•	the SEC permits a delay for your protection as a policy owner; or

•	the payment is derived from premiums paid by check, in which case TPLIC may delay payment until the check has cleared your bank.

APPENDIX E

DEATH BENEFIT – ADJUSTED PARTIAL WITHDRAWAL

Adjusted Partial Withdrawal. If you make a partial withdrawal, then your guaranteed minimum death benefit is reduced by an amount called the adjusted partial withdrawal. The amount of the reduction depends on the relationship between your death benefit and policy value. The adjusted partial withdrawal is equal to (1) multiplied by (2), where:

(1)	is the gross partial withdrawal;

(2)

is the adjustment factor = current death proceeds prior to the gross partial withdrawal divided by the policy value prior to the gross partial withdrawal, where death proceeds are equal to the maximum of policy value, cash value, and the death benefit.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and policy value.

EXAMPLE 1
$75,000	current guaranteed minimum death benefit before withdrawal
$50,000	current policy value before withdrawal
$75,000	current death benefit proceeds
$15,600	Total gross partial withdrawal
$23,400	adjusted partial withdrawal = 15,600 * (75,000/50,000)
$51,600	new guaranteed minimum death benefit (after withdrawal) = 75,000 - 23,400
$34,400	new policy value (after withdrawal)=50,000 – 15,600

Summary:
Reduction in guaranteed minimum death benefit	= $23,400
Reduction in policy value	= $15,600

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values, assuming there is no excess interest adjustment. Your experience will vary based on the circumstances at the time of withdrawal.

The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

EXAMPLE 2
$50,000	current guaranteed minimum death benefit before withdrawal
$75,000	current policy value before withdrawal
$75,000	current death benefit proceeds
$15,450	Total gross partial withdrawal
$15,450	adjusted partial withdrawal = 15,450 * (75,000/75,000)
$34,550	new guaranteed minimum death benefit (after withdrawal) = 50,000 - 15,450
$59,550	new policy value (after withdrawal) = 75,000 – 15,450

Summary:
Reduction in guaranteed minimum death benefit	= $15,450
Reduction in policy value	= $15,450

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values, assuming there is no excess interest adjustment. Your experience will vary based on the circumstances at the time of withdrawal.

The guaranteed minimum death benefit and policy value are reduced by the same amount because the policy value was higher than the guaranteed minimum death benefit prior to the withdrawal.

APPENDIX F

ARCHITECT GUARANTEED LIFETIME WITHDRAWAL BENEFIT

If you elected the Architect Guaranteed Lifetime Withdrawal Benefit identified below, which provides certain guaranteed benefits, the Company requires your policy value to be allocated into designated investment options. One or more of the designated investment choices may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. The Company’s requirement to invest in accordance with designated investment choices, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in funds with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the Architect Guaranteed Lifetime Withdrawal Benefit. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment choices available under the Architect Guaranteed Lifetime Withdrawal Benefit that do not invest in funds that utilize volatility control strategies.

You may elect to purchase the optional Architect Guaranteed Lifetime Withdrawal Benefit (“Architect GLWB”) which provides you with a guaranteed lifetime withdrawal benefit if you invest in certain designated investment choices. You are also limited in the amount of your policy value that can be invested in the “equity” category of the designated investment choices (“maximum equity percentage”). This rider is available during the accumulation phase. This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a non-qualified annuity under which death benefits are being distributed under a stretch withdrawal option.

The Architect GLWB may vary for certain policies and may not be available for all policies. Please contact us at (800) 525-6205 for additional information regarding the availability of the Architect GLWB.

In addition, the tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Architect GLWB for a qualified policy.

Architect GLWB – Base Benefit

This benefit is intended to provide a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices you select. If you elect this benefit, we will provide a maximum annual withdrawal amount regardless of your policy value. Under this benefit, you can receive (first as withdrawals from your policy value and, if necessary, as payments from us) up to the maximum annual withdrawal amount each calendar year, starting with the calendar year immediately following the annuitant’s 59th birthday and lasting until the annuitant’s (or the annuitant’s surviving spouse if the joint life option is elected and the surviving spouse was eligible to and elected to continue the policy) death (unless your total withdrawal base is reduced to zero because of

“excess withdrawals”; see Total Withdrawal Base Adjustments, below). All withdrawals before the annuitant (or the annuitant’s surviving spouse if the joint life option is elected and the surviving spouse was eligible to and elected to continue the policy) is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1/2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 61 years old. Further assume that you do not make any additional withdrawals or premium payments, but that after ten years your Policy Value has declined to $90,000 solely because of negative investment performance. You could receive up to $5,000.00, which is the applicable income benefit percentage of (5.0%) multiplied by the total withdrawal base of $100,000, each calendar year for the rest of your life (assuming that you take your first withdrawal when you are age 70 – 74, and that you do not withdraw more than the maximum annual withdrawal amount in any one year).

Of course, you can always withdraw an amount up to your policy value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 71 years old. That excess withdrawal decreases your future maximum annual withdrawal amount to $4,705.88.

See “Appendix – Architect Guaranteed Lifetime Withdrawal Benefit Total withdrawal Base Adjustments” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider for you to take withdrawals each rider year that are less than or equal to the maximum annual withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the maximum annual withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the maximum annual withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated to a limited number of specified funds (see “Designated Investment Choices” below). You are also limited to the amount of your policy value that can be invested in the “equity” category of the designated investment choices (see “Maximum Equity Percentage” below). You should consult with your registered representative to assist you in determining whether these investment restrictions are suited for your financial needs and risk tolerance.

•	Cumulative withdrawals in any calendar year in excess of the maximum annual withdrawal amount are excess withdrawals.

•	An excess withdrawal may impact the maximum annual withdrawal amount and total withdrawal base on a greater than dollar- for-dollar basis.

•

Upon the death of the annuitant (or the annuitant’s spouse if the joint life option is elected and the surviving spouse was eligible to and elected to continue the policy), the Architect GLWB terminates and no more guaranteed withdrawals can be made.

Like all withdrawals, withdrawals under this benefit also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to an excess interest adjustment;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Maximum Annual Withdrawal Amount. You can withdraw up to the maximum annual withdrawal amount in any calendar year without causing an excess withdrawal. See “Total Withdrawal Base Adjustments” below.

The maximum annual withdrawal amount is zero if the annuitant (or the annuitant’s surviving spouse if the joint life option is elected) is not 59 years old on the date the rider is elected (“rider date”) and remains zero until the first day of the calendar year after the annuitant’s 59th birthday. If the annuitant is at least 59 years old on the rider date, the maximum annual withdrawal amount in the calendar year during which the rider is elected is equal to the income benefit percentage of the total withdrawal base prorated based on the number of days from the rider date to the end of the calendar year. Thereafter, the maximum annual withdrawal amount for each subsequent calendar year is equal to the income benefit percentage of the total withdrawal base.

For qualified policies: If the plan participant (generally the annuitant) is at least 70 ½ years old, the maximum annual withdrawal amount for that calendar year (and each subsequent calendar year) is equal to the greater of:

•	the maximum annual withdrawal amount described above; or

•

an amount equal to a minimum required distribution amount calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance), and (4) amounts from the

•	current calendar year (no carry-over from past years). An amount not calculated as set forth above cannot be used as the maximum annual withdrawal amount.

You can receive up to the maximum annual withdrawal amount each year (first from your policy value and, if necessary, as payments from us) under this rider regardless of your policy value. However, once your policy Value reaches zero (by other than an excess withdrawal), you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reached zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining maximum annual withdrawal amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees. Payments after the policy value reaches zero are subject to our claims paying ability.

Please note:

•	The maximum annual withdrawal amount described above is based on calendar years, not rider or policy years.

•

You cannot carry over any portion of your maximum annual withdrawal amount that is not withdrawn during a calendar year for withdrawal in a future calendar year. This means that if you do not take the maximum annual withdrawal amount during the calendar year, you cannot take more than the maximum annual withdrawal amount in the next calendar year and maintain the rider’s guarantee.

•

If the rider is added before the annuitant’s 59th birthday, the maximum annual withdrawal amount will be zero until January 1st of the calendar year after the annuitant’s 59th birthday, however, you will still be charged a rider fee before this time.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•

All policy value must be allocated to a limited number of specified funds and the allocation is subject to specified equity limits. (See “Designated Investment Choices” and “Maximum Equity Percentage,” below).

Income Benefit Percentage. We use the income benefit percentage to calculate the maximum annual withdrawal amount. The income benefit percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after the January 1st immediately following the annuitant’s 59th birthday (or if the joint life option is elected, the 59th birthday of the younger of the annuitant or the annuitant’s spouse). The income benefit percentage is as follows:

Age at time of first withdrawal	Income Benefit Percentage
0-58	0%
59-64	4.0%
65-69	4.5%
70-74	5.0%
75-79	5.5%
80-84	6.0%
85-89	6.5%
90-94	7.0%
≥ 95	7.5%

Please note that once established at the time of the first withdrawal on or after the January 1st immediately following the 59th birthday of the annuitant (or if the joint life option is elected, of the younger of the annuitant or the annuitant’s spouse), the income benefit percentage will not increase even though the annuitant’s age increases.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value. After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent total withdrawal base adjustments (described below).

Please note:

•

We determine the total withdrawal base solely to calculate the maximum annual withdrawal amount and rider fees. Your total withdrawal base is not a cash value (or policy value), a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the total withdrawal base is generally equal to the policy value on the rider date, the maximum annual withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

•

Upon the death of the annuitant (or the annuitant’s spouse if the joint life option is elected and the surviving spouse was eligible to and elected to continue the policy), the Architect GLWB terminates and there are no more additional guaranteed withdrawals.

Total Withdrawal Base Adjustments. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year (“excess withdrawals”) will reduce the total withdrawal base (on the date of the withdrawal) by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the policy value), possibly to zero. See “Appendix – Architect Guaranteed Lifetime Withdrawal Benefit Total Withdrawal Base Adjustments” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.

Designated Investment Choices. If you elect the Architect GLWB, you must allocate 100% of your policy value to one or more of the following designated investment choices

Non-Equity:

DFA – VA Global Bond Portfolio

DFA – VA Short-Term Fixed Portfolio

Federated Fund for U.S. Government Securities II

Federated Government Money Fund II

TA PIMCO Total Return – Initial Class

Vanguard Short-Term Investment-Grade Portfolio

Vanguard Total Bond Market Index Portfolio

Fixed Account

Equity:

DFA – VA International Small Portfolio

DFA – VA International Value Portfolio

DFA – VA U.S. Large Value Portfolio

DFA – VA U.S. Targeted Value Portfolio

Federated Managed Tail Risk Fund II

Federated High Income Bond Fund II

Fidelity® VIP Contrafund® Portfolio – Initial Class

Fidelity® VIP Mid Cap Portfolio – Initial Class

Fidelity® VIP Value Strategies Portfolio – Initial Class

TA JPMorgan Asset Allocation – Conservative – Initial Class

TA JPMorgan Asset Allocation – Growth – Initial Class

TA JPMorgan Asset Allocation – Moderate – Initial Class

TA JPMorgan Asset Allocation – Moderate Growth – Initial Class

TA Barrow Hanley Dividend Focused – Initial Class

TA Efficient Markets – Initial Class

TA JPMorgan Enhanced Index – Initial Class

TA Multi-Managed Balanced – Initial Class

TA T. Rowe Price Small Cap – Initial Class

TA TS&W International Equity – Initial Class

TA Managed Risk – Balanced ETF – Initial Class

TA Managed Risk – Growth ETF – Initial Class

TA WMC US Growth – Initial Class

Vanguard Equity Index Portfolio

Vanguard International Portfolio

Vanguard Mid-Cap Index Portfolio

Vanguard REIT Index Portfolio

Wanger International

Wanger USA

If you elect this rider, you may transfer amounts among the designated investment choices. However, you cannot transfer any amount which would cause you to exceed your maximum equity percentage or to any other subaccount. Requiring that you designate 100% of your policy value to the designated investment choices, some of which employ strategies that are intended to reduce the risk of loss and/or manage volatility, may reduce investment returns and may reduce the likelihood that we will be required to use our own assets to pay amounts due under this benefit.

Please note: We can eliminate a designated investment choice at any time. If a designated investment choice is eliminated, then a policy owner will be given the option to reallocate the value in the eliminated designated investment choice to other designated investment choices.

Within 30 days after each rider anniversary (i.e., the anniversary of the rider date), you can terminate this rider. Terminating the rider will result in losing all your benefits under this rider. Starting the next business day you may transfer to a non-designated investment choice.

Maximum Equity Percentage. You select either the 50%, 60%, or 70% maximum equity percentage at the time you elect the Architect GLWB. Your equity percentage is equal to your policy value in all designated investment choices in the “equity” category, divided by the total policy value. You cannot have more than your maximum equity percentage in “equity” investment choices. A higher maximum equity percentage results in a higher rider fee.

Asset Rebalancing. While the Architect GLWB is in effect, you must participate in asset rebalancing. Each month, and according to your instructions, we will automatically rebalance the amounts of your policy value in the designated investment choices to maintain your desired asset allocation. The amount of policy value you direct us to allocate to designated investment choices in the “equity” category cannot exceed your maximum equity percentage.

We will notify you when any of the following has occurred:

•	you discontinue monthly asset rebalancing;

•	the asset allocation that you request results in policy value in designated investment choices in the “equity” category that exceeds your maximum equity percentage; or

•	you make a transfer that causes your policy value in “designated investment choices” in the “equity” category to exceed your maximum equity percentage.

We will give you 30 days to address any failure to continue monthly asset rebalancing or to maintain the maximum equity percentage. Failure to resume monthly asset rebalancing or to come into compliance with your maximum equity percentage will cause the rider to terminate.

Upgrades. As long as you are younger than the maximum rider issue age, you can upgrade the total withdrawal base to the policy value during the 30 day period following each rider anniversary, by sending us written notice (in good order). The maximum annual withdrawal amount will be recalculated at the time of the upgrade. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date and its own rider fee (which may be higher than your current rider fee). The new rider date will be the date that the Company receives all information that it requires.

Please Note:

•	Even if the rider fee percentage does not increase, the dollar amount of the rider fee will increase because it will be based on a higher total withdrawal base.

•

If you upgrade while you are receiving systematic payouts of the maximum annual withdrawal amount, then after the upgrade the dollar amount of such systematic payouts may decrease for the reminder of the calendar year, even though the total withdrawal base increases. This is generally because the maximum annual withdrawal amount for the remainder of the calendar year is calculated based on the remaining partial year and the systematic payout is calculated on a yearly basis.

Annuitization. If you have reached your maximum annuity commencement date, we will allow you to annuitize your Policy and elect to receive lifetime annuity payments each year that are equal to your maximum annual withdrawal amount.

Architect GLWB – Joint Life Option

If you elect the Architect GLWB, you can also elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. This allows the maximum annual withdrawal amount to be withdrawn until the death of the annuitant or the death of the annuitant’s spouse (only if the annuitant’s spouse is eligible and elects to continue the policy), whichever is later.

Please note that if you elect this option, then:

•	the annuitant’s spouse must be either (1) a joint owner along with the annuitant or, (2) the sole primary beneficiary and there is no joint owner.

•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	for purposes of the rider, the annuitant’s spouse cannot be changed.

•	the income benefit percentage is based on the age of the younger of the annuitant and the annuitant’s spouse.

Architect GLWB Fee

A rider fee, which is a percentage of the total withdrawal base on each rider anniversary, is charged annually before annuitization. The rider fee percentage depends on the maximum equity percentage that you select, and on whether you select the joint life option. The rider fee percentages are:

Maximum Equity Percentage	Single Life Option	Joint Life Option
50%	0.30%	0.45%
60%	0.45%	0.65%
70%	0.65%	1.00%

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each designated investment choice in proportion to the amount of policy value in each designated investment choice.

Please Note: Because the rider fee is a percentage of you total withdrawal base, the fee can be substantially more than the rider fee percentage multiplied by your policy value if the total withdrawal base is higher than your policy value.

Architect GLWB Issue Requirements

The Company will not issue the Architect GLWB unless:

•	the annuitant is not yet age 91 (or younger if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is not yet age 91 (or younger if required by state law) and is also either (1) a joint owner along with the annuitant or (2) the sole primary beneficiary (and there is no joint owner).

Termination

The Architect GLWB will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the Architect GLWB, provided that the request is made in good order within 30 days after a rider anniversary;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);

•

discontinuing asset rebalancing, changing your asset rebalancing so that your policy value in designated investment choices in the “equity” category exceeds your maximum equity percentage, or making a transfer that causes your policy value in designated investment choices in the “equity” category to exceed your maximum equity percentage, if any of these occurrences is not corrected within 30 days from the date we mail you a notice of the problem;

•

annuitization (however, if you have reached your maximum annuity commencement date, then you may choose an annuitization option which guarantees lifetime payments in an amount equal to your maximum annual withdrawal amount); or

•	termination of your policy.

Please note: This feature terminates upon annuitization, and there is a maximum annuity commencement date for your policy.

Architect Guaranteed Lifetime Withdrawal Benefit – Total Withdrawal Base Adjustments

Total Withdrawal Base. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year will reduce the total withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where

A	is the excess gross partial withdrawal (the amount in excess of the maximum annual withdrawal amount remaining before the withdrawal);

B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but before the withdrawal of the excess amount; and

C	is the total withdrawal base before the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed lifetime withdrawal benefit.

When a withdrawal is taken, two parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Total withdrawal base (“TWB”)

2.	Maximum annual withdrawal amount (“MAWA”)

Example 1 (“Non-Excess” Withdrawal):

Assumptions:

You	= Owner and Annuitant, or younger of annuitant and annuitant’s spouse if joint life option is elected for additional cost, age 55 on rider issue; age 65 at time withdrawals begin, which means the Income Benefit Percentage is 4.5%.
TWB at rider issue = $100,000
TWB at time withdrawals begin = $100,000
4.5% withdrawal (“WD”) beginning 10 years from the rider date would be $4,500 (4.5% of the then-current $100,000 total withdrawal base)

WD	= $4,500
Excess withdrawal (“EWD”) = None
Policy Value (“PV”) = $90,000 in 10 years
Is any portion of the withdrawal greater than the maximum annual withdrawal amount?
No. There is no excess withdrawal under the guarantee if no more than $4,500 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $4,500, the total withdrawal base does not change.

Example 2 (“Excess” Withdrawal):

Assumptions:

You	= Owner and Annuitant, or younger of annuitant and annuitant’s spouse if joint life option is elected for additional cost, age 55 on rider issue; age 65 at time withdrawals begin, which means the Income Benefit Percentage is 4.5%.
TWB at rider issue = $100,000
TWB at time withdrawals begin = $100,000
4.5% WD beginning 10 years from the rider date would be $4,500 (4.5% of the then-current $100,000 total withdrawal base)

WD	= $10,000
EWD	= $5,500 ($10,000 - $4,500)
PV	= $90,000 in 10 years

Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $10,000 - $4,500 = $5,500 (the excess withdrawal amount)

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted and a new lower maximum annual withdrawal amount must be computed. Had the withdrawal for this example not been more than $4,500, the total withdrawal base would remain at $100,000 and the maximum annual withdrawal amount would be $4,500. However, because an excess withdrawal has been taken, the total withdrawal base and, consequently, the maximum annual withdrawal amount, will decline.

New total withdrawal base:

Step One. The total withdrawal base is reduced by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV – 4.5% WD)) * TWB before any adjustments

2.	($5,500 / ($90,000 - $4,500)) * $100,000 = $6,432.75

Step Three. Which is larger, the actual $5,500 excess withdrawal amount or the $6,432.75 pro rata amount?

$6,432.75 pro rata amount.

Step Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $6,432.75 = $93,567.25

Result. The new total withdrawal base is $93,567.25

New maximum annual withdrawal amount:

Because the total withdrawal base was adjusted (as a result of the excess withdrawal), we have to calculate a new maximum annual withdrawal amount that will be available starting on the next January 1st. This calculation assumes no more activity before the next January 1st.

Step One. What is the new maximum annual withdrawal amount?

$93,567.25 (the adjusted total withdrawal base) * 4.5% = $4,210.53

Result.	Going forward, the maximum you can take out in a year is $4,210.53 without causing an excess withdrawal that would further reduce of the total withdrawal base.

The Architect GLWB and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Architect GLWB. The application and operation of the Architect GLWB are governed by the terms and conditions of the rider itself.

APPENDIX G

GUARANTEED MINIMUM INCOME BENEFIT

The optional Guaranteed Minimum Income Benefit (“GMIB”) assures you of a minimum level of income in the future by guaranteeing a minimum income base (discussed below) you can apply to a GMIB payment option and which also guarantees a minimum amount for those payments once you begin to receive them. The guarantee under the GMIB is supported by the general account assets of TPLIC. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options. The GMIB will not be issued if you are age 91 or older (earlier, if required by state law). You also have the option to upgrade your minimum income base.

You can annuitize under the GMIB (subject to the conditions described below) at the greater of the adjusted policy value or the minimum income base.

Minimum Income Base. The minimum income base on the rider date (i.e., the date the rider is added to the policy) is the policy value. After the rider date, the minimum income base is:

•	the minimum income base on the rider date; plus

•	any subsequent premium payments; minus

•	any subsequent surrenders;

•	each of which is accumulated at the annual growth rate from the date of each transaction; minus any premium taxes.

The annual growth rate is currently 5% per year. Once the rider is added to your policy, the annual growth rate will not vary during the life of that rider. Surrenders may reduce the minimum income base on a basis greater than dollar-for-dollar. See the SAI for more information.

The minimum income base may only be used to annuitize using the GMIB payment options and may not be used with any other annuity payment options. The GMIB payment options are:

•

Life Income—An election may be made for “No Period Certain” or “10 Years Certain”. In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

•

Joint and Full Survivor—An election may be made for “No Period Certain” or “10 Years Certain”. Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

NOTE CAREFULLY:

IF:

•	You choose Life Income with No Period Certain or Joint and Full Survivor with No Period Certain; and

•	The annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	We will make only one (two, three, etc.) annuity payments.

IF:

•	You annuitize using the GMIB before the 10th rider anniversary;

THEN:

•	the first payment will be calculated with an annuity factor age adjustment. See “Annuity Factor Age Adjustment” below.

Annuity Factor Age Adjustment. If you annuitize using the GMIB before the 10th rider anniversary, the first payment will be calculated with an annuity factor age adjustment which subtracts up to 10 years from your age. This results in all payments being lower than if an annuity factor age adjustment was not used. See the SAI for information concerning the calculation of the initial payment. If you are over 84 when you elect the rider or upgrade your minimum income base, (earlier if required by state law), you will be subject to an annuity factor age adjustment if you annuitize under the rider. The age adjustment is as follows:

Number of Years Since the Rider Date	Age Adjustment: Number of Years Subtracted from Your Age
0-1	10
1-2	9
2-3	8
3-4	7
4-5	6
5-6	5
6-7	4
7-8	3
8-9	2
9-10	1
>10	0

The minimum income base is used solely to calculate the GMIB annuity payments and does not establish or guarantee a policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial criteria (such as the use of a 3% assumed investment return, or “AIR,” to calculate the first annuity payment, which results in a lower dollar amount for that payment than would result from using the 5.0% AIR that is used with the regular annuity payments), the level of lifetime income that it guarantees may be less than the level that would be provided by application of the adjusted policy value at otherwise applicable annuity factors. Therefore, the GMIB should be regarded as a safety net. The costs of annuitizing under the GMIB includes the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts (which may include an annuity age factor adjustment). These costs should be balanced against the benefits of a minimum payout level.

Moreover, the Initial Payment Guarantee—rider (described below) also provides for a minimum payout level, and it uses actuarial criteria (such as a 5.0% AIR) that provide for higher payment levels for a given policy value than the GMIB. You should carefully consider these factors, since electing annuity payments under the GMIB will generally be advantageous only when the minimum income base is sufficiently in excess of the adjusted policy value to overcome these disadvantages.

If the GMIB will not provide an annuity benefit that is as large as the base policy values under the policy after the Annuity Commencement Date, the policy owner may wish to purchase the Initial Payment Guarantee Rider. If both riders are purchased, the policy owner will not be subject to both rider fees at the same time.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, the guaranteed payment fee, and the annuity factor age adjustment) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum income base.

Minimum Income Base Upgrade. You can upgrade your minimum income base to the policy value after the first rider anniversary and before your 91st birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider. The policy value used will be the policy value calculated immediately after we receive all necessary information to complete the upgrade.

If you upgrade:

•	the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees;

•	the new fees, thresholds and factors may be higher (or lower) than before; and

•	the new annual growth rate may be lower (or higher) than before.

Please note that if you upgrade, you will begin a new annuity factor age adjustment period. It generally will not be to your advantage to upgrade unless your adjusted policy value exceeds your minimum income base on the applicable policy anniversary.

Conditions of Exercise of the GMIB. You can only annuitize using the GMIB within the 30 days after a policy Anniversary after the GMIB is elected. You cannot, however, annuitize using the GMIB after the policy anniversary after your 94th birthday (earlier if required by state law). For your convenience, we will put the last date to annuitize using the GMIB on page one of the rider.

NOTE CAREFULLY:

•	If you annuitize at any time other than indicated above, you cannot use the GMIB.

•	If you annuitize before the 10th rider anniversary there will be an annuity factor age adjustment. See “Annuity Factor Age Adjustment.”

Guaranteed Minimum Stabilized Payments. Annuity payments under the GMIB are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. The payments will also be “stabilized”, that is, held constant during each policy year.

During the first policy year after annuitizing using the GMIB, each stabilized payment will equal the initial payment. On each policy anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that policy year. The stabilized payment on each policy anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

GMIB Fee. A rider fee, currently 0.45% of the minimum income base on the rider anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete surrender. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment option. This fee is deducted even if the adjusted policy value exceeds the minimum income base. The rider fee on any given rider anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum income base.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the GMIB, in addition to the policy mortality and expense risk fee and administrative charge. The guaranteed payment fee is included on page one of the rider.

Termination. The GMIB will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the GMIB (you may not terminate the rider before the first rider anniversary);

•	annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum income base under the GMIB);

•	upgrade of the minimum income base (although a new rider will be issued);

•	termination of your policy; or

•	30 days after the policy anniversary after your 94th birthday (earlier if required by state law).

The GMIB rider may vary by state and may not be available in all states.

APPENDIX H

ADDITIONAL DEATH BENEFIT

The optional Additional Death Benefit (“ADB”) pays an additional amount (based on earnings since the rider was issued) when a death benefit is payable under your Policy, in certain circumstances. The ADB is only available for issue ages through age 80. This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a non-qualified annuity under which death benefits are being distributed under a stretch withdrawal option.

ADB Amount. The ADB is only payable if you elected the rider prior to the death triggering the payment of the policy death benefit and a death benefit is payable under the policy. The ADB is equal to:

•	the ADB factor (see below); multiplied by

•	the rider earnings on the date the death benefit is calculated.

Rider earnings equal:

•	the policy value on the date the death benefit is determined; minus

•	policy value on the rider date; minus

•	Premium Payments after the rider date; plus

•	surrenders after the rider date that exceed the rider earnings on the date of the surrender.

No benefit is payable under the ADB if there are no rider earnings on the date the death benefit is calculated.

If you purchase your policy as part of a 1035 exchange or add the ADB after you purchase the policy, rider earnings do not include any gains before the 1035 exchange or the date the ADB is added to your policy.

The ADB factor is currently 40% for issue ages under 71 and 25% for issue ages 71-80.

No benefit is paid under the rider unless (a) the rider is in force, (b) a death benefit is payable on the policy, and (c) there are rider earnings when the death benefit is calculated.

For purposes of computing taxable gains, both the death benefit payable under the policy and the ADB will be considered. Please see the SAI for an example which illustrates the ADB payable as well as the effect of a partial surrender on the ADB.

Spousal Continuation. If a spouse is eligible to and elects to continue the policy as the new owner instead of receiving a death benefit and ADB, the spouse will generally receive a one-time policy value increase equal to the ADB. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider as long as he or she is under the age of 80 if the ADB is still being offered. Certain owners may have the option to continue the rider without receiving the one-time policy value increase.

Rider Fee. A rider fee, 0.25% of the policy value, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the ADB would not pay any benefits (because there are no rider earnings).

Termination. The rider will remain in effect until:

•	you cancel it by notifying our service center in writing,

•	the policy is annuitized or surrendered, or

•	the ADB is paid or added to the policy value under a spousal continuation.

Once terminated, the ADB may be re-elected if still being offered; however, a new rider will be issued and the additional death benefit will be re-determined. Please note that if the rider is terminated and then re-elected, it will only cover gains, if any, since it was re- elected and the terms of the new rider may be different than the terminated rider.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans and of IRAs. Consult a tax adviser before electing this rider for any qualified plan or IRA.

The Additional Death Benefit may vary for certain policies and may not be available for all policies.

APPENDIX I

ADDITIONAL DEATH BENEFIT – EXTRA

The optional ADB—Extra pays an additional death benefit amount when a death benefit is payable under your policy, in certain circumstances. The ADB—Extra is available for issue ages through age 75. This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a non-qualified annuity under which death benefits are being distributed under a stretch withdrawal option.

The ADB-Extra pays a percentage of the value of the death benefit under the policy prior to adding the rider, as well as a different percentage of the gain under the policy since the rider was added. Consequently, the ADB-Extra may be helpful if it is added after the policy has been effective for a while, or if the policy was issued as a result of an exchange from an existing policy with investment gain. The ADB-Extra is intended to provide an additional amount of death benefit. Please consult a tax adviser before electing this rider.

Additional Death Benefit Amount. The additional death benefit is only payable if you elected the rider five years prior to the death triggering the payment of the policy death benefit, and a death benefit is payable under the policy. If a death benefit is payable before the end of the fifth year, all rider fees paid since the rider date will be refunded. After the fifth year, the additional death benefit is equal to:

•	rider benefit percentage (40% for issues ages through age 70 and 25% for ages 71-75) multiplied by the sum of:

•	future growth (see below); and

•	the initial death benefit option multiplied by the policy death benefit on the rider date, minus surrenders after the rider date that exceed future growth on the date of surrender.

Future growth equals:

•	the policy death benefit payable; minus

•	the death benefit on the rider date; minus

•	premium payments after the rider date; plus

•	surrenders after the rider date that exceed the future growth on the date of the surrender.

No benefit is payable under the ADB—Extra if the policy death benefit payable is less than one minus the initial death benefit option, multiplied by the death benefit at the time the rider was added (adjusted for surrenders after the rider date). For purposes of computing taxable gains, both the death benefit payable under the policy and the additional death benefit will be considered.

Please see the SAI for an example which illustrates the additional death benefit payable as well as the effect of a partial surrender on the additional death benefit.

Spousal Continuation. If a spouse is eligible to and elects to continue the policy as the new owner instead of receiving a death benefit and ADB-Extra, the spouse will generally receive a one-time policy value increase equal to the ADB-Extra. At this time the rider will terminate. The spouse will have the option of immediately re- electing the rider as long as they are under the age of 76 if the ADB- Extra is still being offered. Certain owners may have the option to continue the rider without receiving the one-time policy value increase.

Rider Fee. A rider fee, 0.50% of the policy value for the 50% initial death benefit option and 0.60% of the policy value for the 75% initial death benefit option, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted pro rata from each investment option. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

•	you cancel it by notifying our service center in writing,

•	the policy is annuitized or surrendered, or

•	the additional death benefit is paid or added to the policy value under a spousal continuation.

Once terminated, the ADB—Extra may not be re-elected if still being offered for one year.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans. Consult a tax adviser before electing this rider.

The ADB—Extra may vary by state and may not be available in all states.

APPENDIX J

ADDITIONAL DEATH DISTRIBUTION – II

The optional Additional Death Distribution – II (“ADD-II”) pays an additional death benefit amount when a death benefit is payable under your policy, in certain circumstances. The ADD-II is only available for issue ages through age 75. This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a non-qualified annuity under which death benefits are being distributed under a stretch withdrawal option.

ADD-II Amount. An additional death benefit is only payable if a death benefit is paid on the base policy to which the rider is attached. The amount of the additional benefit is dependent on the amount of time that has passed since the rider date as follows:

•	If a death benefit is payable within the first five years after the rider date, the additional benefit amount will be equal to the sum of all rider fees paid since the rider date.

•	If a death benefit is payable after five years following the rider date, the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the policy value less any premiums added after the rider date.

The rider benefit percentage may vary but will currently be equal to 30% for issue ages 0 – 70 and 20% for issue ages 71 – 75.

No benefit is payable under the ADD-II if the policy value on the date of death is less than the Premium Payments after the rider date. For purposes of computing taxable gains, both the death benefit payable under the policy and the additional benefit will be considered.

Please see the SAI for an example which illustrates the additional death benefit payable as well as the effect of a partial surrender on the additional benefit.

Spousal Continuation. If a spouse is eligible to and elects to continue the policy as the new owner instead of receiving a death benefit and ADB-II, the spouse will generally receive a one-time policy value increase equal to the ADB-II. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider as long he or she is under the age of 76 if the ADD-II is still being offered. Certain owners may have the option to continue the rider without receiving the one-time policy value increase.

Rider Fee. A rider fee, currently 0.55% of the policy value, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted pro rata from each investment option. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

•	you cancel it by notifying our service center in writing,

•	the policy is annuitized or surrendered, or

•	the additional death benefit is paid or added to the policy value under a spousal continuation.

Once terminated, the ADD-II may not be re-elected if still being offered for one year.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans. Consult a tax adviser before electing this rider.

The Additional Death Distribution - II may vary for certain policies and may not be available for all policies.

ADVISOR’S EDGE SELECT® VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

Separate Account VA CC

Supplement Dated October 1, 2020

to the

Prospectus dated May 1, 2016

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC” or “the Company”) is amending the prospectus dated May 1, 2016 for the Advisor’s Edge Select® Variable Annuity contracts (the “Contracts”) to provide information regarding the merger (the “Merger”) of the issuer of your Contract, Transamerica Premier Life Insurance Company (“TPLIC”, formerly known as Monumental Life Insurance Company), with and into TLIC. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, TPLIC merged with and into its affiliate TLIC. Before the Merger, TPLIC was the issuer of the Contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA CC (the “Separate Account”) that fund the Contracts, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the insurance company that provides your Contract benefits from TPLIC to TLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. Contract values will not change as a result of the Merger. You will receive a Contract endorsement from TLIC that reflects the change from TPLIC to TLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TPLIC in correspondence and disclosure to you. As a result, all references in the prospectus to Transamerica Premier Life Insurance Company (formerly Monumental Life Insurance Company) are amended to refer to Transamerica Life Insurance Company.

More detailed information, including an explanation of the underlying portfolio’s fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which you can receive by contacting our Service Center at the phone number above.

Please note the change regarding your fund reports:

We want to let you know that beginning January 1, 2021, we will no longer mail copies of shareholder reports for funds in your portfolio. This change is permitted by regulations adopted by the Securities and Exchange Commission. Instead, the reports will be made available on our website. We’ll let you know by mail each time a report is posted. The notification will have a URL for accessing the report.

If you’ve already elected to receive documents from us electronically, you’re not affected by this change. You’re already receiving an email with a link to the reports so there’s nothing you need to do.

You do have the option of continuing to receive paper copies of all future shareholder reports free of charge. If you’d like this option, give us a call at the number on your account statement.

I. With respect to (i) the list of portfolios on the prospectus cover page, page 2 and (ii) the Appendix – Portfolios Associated with the Subaccounts, page 54-56, such investment choices are replaced by the following:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUB-ADVISER
Columbia Variable Portfolio - Small Company Growth Fund	Columbia Variable Portfolio - Small Company Growth Fund	Columbia Management Investment Advisers, LLC
Federated Hermes Fund for U.S. Government Securities II	Federated Hermes Fund for U.S. Government Securities II	Federated Investment Management Company
Federated Hermes Government Money Fund II	Federated Hermes Government Money Fund II	Federated Investment Management Company
Federated Hermes High Income Bond Fund II – Primary Shares	Federated Hermes High Income Bond Fund II – Primary Shares	Federated Investment Management Company
Federated Hermes Managed Volatility Fund II - Primary	Federated Hermes Managed Volatility Fund II - Primary	Federated Equity Management Company of Pennsylvania
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company
Fidelity® VIP Mid Cap Portfolio	Fidelity® VIP Mid Cap Portfolio	Fidelity Management & Research Company
Fidelity® VIP Value Strategies Portfolio	Fidelity® VIP Value Strategies Portfolio	Fidelity Management & Research Company
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
TA BlackRock Global Real Estate Securities	Transamerica BlackRock Global Real Estate Securities VP	BlackRock Investment Management, LLC
TA International Growth	Transamerica International Growth VP	TDAM USA Inc.
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP	Janus Capital Management LLC
TA JPMorgan Asset Allocation - Conservative	Transamerica JPMorgan Asset Allocation - Conservative VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Growth	Transamerica JPMorgan Asset Allocation - Growth VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Moderate	Transamerica JPMorgan Asset Allocation - Moderate VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Moderate Growth	Transamerica JPMorgan Asset Allocation - Moderate Growth VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
TA Managed Risk - Balanced ETF	Transamerica Managed Risk - Balanced ETF VP	Milliman Financial Risk Management LLC
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP	Milliman Financial Risk Management LLC
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
TA PIMCO Total Return	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value VP	Systematic Financial Management L.P. & Thompson, Siegel & Walmsley LLC
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
TA TS&W International Equity	Transamerica TS&W International Equity VP	Thompson, Siegel & Walmsley LLC
TA WMC US Growth	Transamerica WMC US Growth VP	Wellington Management Company, LLP
Vanguard® VIF Equity Index Portfolio	Vanguard® VIF Equity Index Portfolio	Vanguard Equity Investment Group
Vanguard® VIF International Portfolio	Vanguard® VIF International Portfolio	Baillie Gifford Overseas Ltd., M&G Investment Management Limited, and Schroder Investment Management North America Inc.
Vanguard® VIF Mid-Cap Index Portfolio	Vanguard® VIF Mid-Cap Index Portfolio	Vanguard Equity Investment Group
Vanguard® VIF Real Estate Index Portfolio	Vanguard® VIF Real Estate Index Portfolio	Vanguard Equity Investment Group
Vanguard® VIF Short-Term Investment-Grade Portfolio	Vanguard® VIF Short-Term Investment-Grade Portfolio	Vanguard’s Fixed Income Group
Vanguard® VIF Total Bond Market Index Portfolio	Vanguard® VIF Total Bond Market Index Portfolio	Vanguard’s Fixed Income Group
Wanger International	Wanger International	Columbia Wanger Asset Management, LLC
Wanger USA	Wanger USA	Columbia Wanger Asset Management, LLC

II. In the FEE TABLE we replace the Total Annual Operating Expenses of the underlying fund portfolios:

Total Portfolio Annual Operating Expenses(1)	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.14%	1.42%

III. In the FEE TABLE, page 11, we replace the Expense Example (Highest Gross) tables:

EXAMPLE: Without Riders

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (1.60%)	$305	$933	$1587	$3337
6 Year Step-Up at Age 81 Death Benefit Option (1.50%)	$295	$904	$1538	$3242
Return of Premium Death Benefit Option (1.45%)	$290	$889	$1513	$3195

(1)	Different fees and expenses not reflected in the example may be assessed during the income phase of the Policy.

EXAMPLE With Rider

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (1.60%)	$366	$1114	$1882	$3896
6 Year Step-Up to Age 81 Death Benefit Option (1.50%)	$454	$1369	$2293	$4640
Return of Premium Death Benefit Option (1.45%)	$449	$1355	$2270	$4600

In Appendix C, page 85 we replace the Expense Table with the following:

1 Year	3 Years	5 Years	10 Years
$295	$904	$1538	$3242

IV. In the “Investment Choices” section in the prospectus, pages 19-21, we replace the text in the sub-section entitled Market Timing and Disruptive Trading with the following:

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.) Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay Withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any purchase payment or transfer request from any person without prior notice, if, in our judgment, (1) the purchase payment or transfer, or series of purchase payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choices that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay o

V. The following replaces the “Tax Information” section, pages 33-42 in the prospectus:

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own financial professional about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or nonqualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All amounts received from the policy that are includible in income are taxed at ordinary income rates; no amounts received from the policy are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Policy

Diversification Requirements. In order for a nonqualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire policy could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.” Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own financial professional regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed (1) within 5 years after such owner’s date of death or (2) be used to provide payments to a designated beneficiary for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. The designated beneficiary must be an individual and payments must begin within one year of such owner’s death. However, if upon such owner’s death the owner’s surviving spouse is the sole beneficiary of the policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

In certain instances a designated beneficiary may be permitted to elect a “stretch” payment option as a means of disbursing death proceeds from a nonqualified annuity. The only method we use for making distribution payments from a nonqualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Nonqualified Annuities

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value as collateral for a loan generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the policy.” There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these rules with a competent financial professional. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a financial professional for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or financial professional if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of maturity date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and maturity date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a financial professional for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity policy if the policy has not been annuitized before that age or have other tax consequences. You should consult with a financial professional about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent financial professional as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Withdrawals - Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy.” The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income. Withdrawals are generally treated first as taxable income to the extent of the excess in the policy value over the “investment in the policy.” Distributions made under the systematic payout option are treated for tax purposes as withdrawals, not annuity payments. In general, loans, pledges and collateral assignments as security of a loan are taxed in the same manner as withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your policy value immediately before a policy withdrawal (or transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your financial professional.

The Code also provides that amounts received from the policy that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982. Regarding the disability exception, because we cannot verify that the owner is disabled, we will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a financial professional for more information regarding the imposition of penalty tax.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during the same calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your financial professional regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified policy in exchange for all or part of another annuity policy that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the policy immediately after the exchange will generally be the same as that of the annuity policy exchanged, increased by any additional purchase payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the policy. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a withdrawal, surrender, annuity income payment or death benefit).

If you exchange part of an existing policy for the policy, and within 180 days of the exchange you received a payment other than certain annuity payments (e.g., you make a withdrawal) from either policy, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the policy could be includible in your income and subject to a 10% penalty tax.

You should consult your financial professional in connection with an exchange of all or part of an annuity policy for the policy, especially if you may make a withdrawal from either policy within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from qualified policies are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from your qualified policy could cause your other investment income to be subject to the tax. Please consult a financial professional for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as spouses under the applicable state law, will each be treated as spouse as defined in this policy for state law purposes. However, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a financial professional for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via withdrawals, these amounts are taxed in the same manner as a Withdrawal; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent financial professional with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your financial professional prior to selecting any optional benefit under the policy.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total purchase payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or Withdrawals according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 72 (or age 70 1⁄2 if the Annuitant attained 70 1⁄2 before 1/1/2020); (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions. Subject to certain exceptions, distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same rules that apply to IRA distributions and are taxed as ordinary income.

The IRS has not reviewed this policy for qualification as a traditional IRA, SIMPLE IRA or SEP IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this policy for qualification as a ROTH IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the purchase payments or the policy value.

Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically, distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their financial professional.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages, distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled Withholding below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f ), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to substantial risk of forfeiture.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f ) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Withdrawals - Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. If you do not have any non-deductible purchase payments, your investment in the policy will be treated as zero.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a financial professional for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020) or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020). The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating required minimum distributions. Please consult with your financial professional to learn more about an optional living or death benefit prior to purchase.

Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and financial professional regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a financial professional before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or financial professional if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as policy holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a financial professional before purchasing this policy as a qualified policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments.

Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified financial professional regarding U.S., state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the distribution. The rules relating to FATCA are complex, and a financial professional should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Possible Tax Law Changes

Although the likelihood and nature of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a financial professional with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

VI. In the following (i) the sub-section entitled Transamerica Life Insurance Company replaces the sub-section entitled Transamerica Premier Life Insurance Company, page 47, (reflecting TLIC as the new Contract issuer) and (ii) the sub-section entitled Financial Condition of the Company, page 48, replaces the counterpart section in the prospectus, page 47-48 and (iii) the Legal Proceedings, sub-section replaces the counterpart section in the prospectus, page 52, and (iv) Abandoned or Unclaimed Property sub-section replaces the counterpart section in the prospectus, page 52, and (v) the Cyber Security sub-section replaces the counterpart section in the prospectus, page 53. Business Continuity is hereby added to the prospectus.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Business Continuity

Our business operations maybe adversely affected by volatile natural and man-made disasters, including (but not limited to) hurricanes, earthquakes, terrorism, civil unrest, military action, fires and explosions, pandemic diseases, and other catastrophes (“Catastrophic Events”). Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world. Such uncertainty as to future trends and exposure may lead to financial losses to our businesses. Furthermore, Catastrophic Events may disrupt our operations and result in the loss of, or restricted access to, property and information about Transamerica and its clients. Such events may also impact the availability and capacity of our key personnel. If our business continuity plans have not included effective contingencies for Catastrophic Events, we may experience business disruption, damage to corporate reputation, and damage to financial condition for a prolonged period of time.

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our affiliates may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between other units of Aegon. Although to our knowledge these events have thus far not been material in nature, our management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, our businesses are subject to laws and regulations enacted by U.S. federal and state governments, including various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. These laws, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provide for penalties for non-compliance. As an examples the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain of our entities, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Company affiliates operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering, or have already enacted, enhanced information security risk management and privacy rules and regulations. A number of our entities and affiliates are also subject to contractual restrictions with respect to the information of our clients and business partners. The Company, and numerous of its, employees and business partners have access to, and routinely process, the personal information of consumers and employees. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized information security attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over the Company or its affiliates in recent years, and more such obligations are likely to be imposed in the near future across our operations. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms of use.

Transamerica Life Insurance Company

We are engaged in the sale of life and health insurance and annuity policies. Transamerica Life Insurance Company located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy and was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company Inc., and is licensed in all states except New York and the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. We are a wholly-owned indirect subsidiary of Transamerica

Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of ours and subject to our claims paying ability. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for our financial obligations arising under the policies.

Financial Condition of the Company

How to Obtain More Information. We encourage both existing and prospective policy Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

VII. The following hereby updates the Condensed Financials Appendix of the prospectus:

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (including any applicable fund facilitation fees) for each subaccount available on December 31, 2019.

		Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
AB Global Thematic Growth Portfolio - Class B	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.099192 1.240754 0.924838 0.947899 0.938217 0.909515 0.751719 0.674504 0.894744 0.766596	$ $ $ $ $ $ $ $ $ $	1.404092 1.099192 1.240754 0.924838 0.947889 0.938217 0.909515 0.751719 0.674504 0.894744	866.698 897.420 928.535 968.286 998.946 1,035.000 1,072.083 8,611.885 8,655.099 8,698.621
AB Large Cap Growth – Class B	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.068836 2.054408 1.585126 1.573375 1.442023 1.286982 0.954437 0.830984 0.877173 0.811432	$ $ $ $ $ $ $ $ $ $	2.736005 2.068836 2.054408 1.585126 1.573375 1.442023 1.286982 0.954437 0.830984 0.877173	507.494 510.299 513.047 515.936 519.080 1,028.213 1,033.773 1,039.589 1,045.759 1,051.595
BNY Mellon Socially Responsible Growth Fund, Inc. – Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.566055 1.668659 1.473647 1.360103 1.430731 1.284887 0.974237 0.886229 0.894557 0.793442	$ $ $ $ $ $ $ $ $ $	2.065629 1.566055 1.668659 1.473647 1.360103 1.430731 1.284887 0.974237 0.886229 0.894557	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
BNY Mellon Appreciation – Service Class	2019		$1.887661		$2.522738	0.000
	2018		$2.064693		$1.887661	5,745.093
	2017		$1.651552		$2.064693	5,745.093
	2016		$1.558903		$1.651552	5,745.093
	2015		$1.628023		$1.558903	5,745.093

	2014	$1.534001	$1.628023	5,745.093
	2013	$1.289905	$1.534001	5,745.093
	2012	$1.190004	$1.289905	5,745.093
	2011	$1.111837	$1.190004	5,745.093
	2010	$0.981896	$1.111837	5,745.093
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.482457	$1.967315	0.000
	2018	$1.585211	$1.482457	0.000
	2017	$1.312811	$1.585211	0.000
	2016	$1.307267	$1.312811	0.000
	2015	$1.260562	$1.307267	0.000
	2014	$1.195360	$1.260562	0.000
	2013	$0.899379	$1.195360	0.000
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$2.760132	$4.210066	12,522.777
	2018	$3.063385	$2.760132	12,555.053
	2017	$2.306702	$3.063385	12,587.751
	2016	$1.969098	$2.306702	12,623.293
	2015	$1.821796	$1.969098	12,661.959
	2014	$1.479353	$1.821796	17,009.395
	2013	$1.197808	$1.479353	17,441.579
	2012	$1.137137	$1.197808	25,506.362
	2011	$1.229819	$1.137137	26,064.540
	2010	$1.085749	$1.229819	7,580.268
Columbia Variable Portfolio – Small Company Growth Fund	2019	$2.347512	$3.250857	3,712.411
	2018	$2.427837	$2.347512	8,780.618
	2017	$1.908400	$2.427837	4,684.836
	2016	$1.719713	$1.908400	5,219.364
	2015	$1.682863	$1.719713	5,800.901
	2014	$1.792955	$1.682863	11,627.777
	2013	$1.296823	$1.792955	12,730.422
	2012	$1.176472	$1.296823	16,555.596
	2011	$1.265453	$1.176472	17,911.570
	2010	$1.001484	$1.265453	19,610.998

		Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Federated Hermes Fund for U.S. Government Securities II	2019	$1.379715	$1.438088	0.000
	2018	$1.395586	$1.379715	3.954.179
	2017	$1.391088	$1.395586	3,954.179
	2016	$1.390943	$1.391088	3,954.179
	2015	$1.405925	$1.390943	14,891.934
	2014	$1.365324	$1.405925	15,050.170
	2013	$1.416213	$1.365324	13,929.501
	2012	$1.397418	$1.416213	11,934.432
	2011	$1.342170	$1.397418	108,222.423
	2010	$1.296637	$1.342170	11,332.096
Federated Hermes Government Money Fund II	2019	$0.930422	$0.930800	18,614.044
	2018	$0.933709	$0.930422	39,251.883
	2017	$0.945658	$0.933709	41,073.695
	2016	$0.960729	$0.945658	40,892.487
	2015	$0.976069	$0.960729	30,217.179
	2014	$0.991715	$0.976069	29,903.610
	2013	$1.007579	$0.991715	30,916.127
	2012	$1.023762	$1.007579	31,559.911
	2011	$1.040125	$1.023762	36,326.257
	2010	$1.056763	$1.040125	26,616.986
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$2.412946	$2.720358	18,583.030
	2018	$2.535102	$2.412946	23,394.001
	2017	$2.408383	$2.535102	24,214.037
	2016	$2.131011	$2.408383	22,981.509
	2015	$2.222285	$2.131011	33,528.888
	2014	$2.198668	$2.222285	18,186.831
	2013	$2.087941	$2.198668	22,293.667
	2012	$1.849674	$2.087941	24,282.123
	2011	$1.786871	$1.849674	21,357.503
	2010	$1.582373	$1.786871	25,715.960

Federated Hermes Managed Volatility Fund II – Primary Shares	2019	$1.655149	$1.958612	298,997.788
	2018	$1.837882	$1.655149	10,701.289
	2017	$1.580894	$1.837882	0.000
	2016	$1.491423	$1.580894	0.000
	2015	$1.639160	$1.491423	0.000
	2014	$1.602709	$1.639160	0.000
	2013	$1.337535	$1.602709	0.000
	2012	$1.196867	$1.337535	0.000
	2011	$1.160569	$1.196867	17.090
	2010	$1.052000	$1.160569	13,485.620
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$2.451522	$2.451522	48,100.771
	2018	$1.892977	$1.892977	122,871.595
	2017	$2.054452	$2.054452	162,200.539
	2016	$1.712572	$1.712572	181,176.993
	2015	$1.625799	$1.610932	174,980.801
	2014	$1.475581	$1.625799	151,578.682
	2013	$1.141910	$1.475581	157,494.247
	2012	$0.996659	$1.141910	161,237.017
	2011	$1.038809	$0.996659	160,336.631
	2010	$0.900389	$1.038809	117,753.707
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$2.783447	$3.382009	6,319.743
	2018	$3.309420	$2.783447	6,117.564
	2017	$2.783064	$3.309420	5,731.785
	2016	$2.519255	$2.783064	5,744.103
	2015	$2.595641	$2.519255	6,759.270
	2014	$2.481211	$2.595641	2,982.550
	2013	$1.850464	$2.481211	3,170.165
	2012	$1.637383	$1.850464	3,754.967
	2011	$1.861053	$1.637383	3,754.967
	2010	$1.467622	$1.861053	3,683.070

		Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$1.870974	$2.477338	5,020.658
	2018	$2.299315	$1.870974	5,300.596
	2017	$1.957149	$2.299315	5,634.926
	2016	$1.813831	$1.957149	5,933.863
	2015	$1.899607	$1.813831	9,539.120
	2014	$1.807204	$1.899607	9,798.616
	2013	$1.407052	$1.807204	99,443.105
	2012	$1.123238	$1.407052	101,837.455
	2011	$1.251388	$1.123238	102,158.182
	2010	$1.003992	$1.251388	57,559.755
NVIT Developing Markets Fund	2019	$11.023885	$13.300480	2,414.807
	2018	$13.611881	$11.023885	3,592.095
	2017	$9.801214	$13.611881	3,880.770
	2016	$10.070632	$9.801214	4,375.237
TA Barrow Hanley Dividend Focused - Initial Class	2019	$1.836431	$2.239658	0.000
	2018	$2.108493	$1.836431	8,822.939
	2017	$1.839881	$2.108493	86,478.748
	2016	$1.626643	$1.839881	88,027.279
	2015	$1.714296	$1.626643	102,437.570
	2014	$1.552754	$1.714296	102,707.141
	2013	$1.211264	$1.552754	30,490.661
	2012	$1.101605	$1.211264	35,345.712
	2011	$1.089398	$1.101605	32,405.161
	2010	$1.002155	$1.089398	34,366.148
TA BlackRock Global Real Estate Securities - Initial Class	2019	$2.744340	$3.381555	10,761.206
	2018	$3.101440	$2.744340	12,357.289
	2017	$2.830541	$3.101440	42,294.054
	2016	$2.857835	$2.830541	42,409.713
	2015	$2.921146	$2.857835	43,563.422
	2014	$2.613395	$2.921146	40,456.693
	2013	$2.555647	$2.613395	11,921.372
	2012	$2.073194	$2.555647	12,409.924
	2011	$2.234485	$2.073194	13,594.484
	2010	$1.962706	$2.234485	14,430.348
TA International Growth - Initial Class	2019	$1.629442	$2.047740	43,364.932
	2018	$2.011888	$1.629442	44,340.774
	2017	$1.606332	$2.011888	41,632.127
	2016	$1.630678	$1.606332	45,302.681
	2015	$1.655505	$1.630678	45,957.909
	2014	$1.773773	$1.655505	40,049.400

	2013	$1.526066	$1.773773	43,904.901
	2012	$1.269363	$1.526066	40,085.149
	2011	$1.433859	$1.269363	40,903.555
	2010	$1.318408	$1.433859	41,784.894
TA Janus Mid-Cap Growth - Initial Class	2019	$1.711662	$2.303166	29,235.684
	2018	$1.760651	$1.711662	30,079.221
	2017	$1.386522	$1.760651	31,890.915
	2016	$1.438040	$1.386522	32,586.745
	2015	$1.538463	$1.438040	23,406.246
	2014	$1.562857	$1.538463	23,575.730
	2013	$1.141173	$1.562857	33,399.439
	2012	$1.063003	$1.141173	43,495.142
	2011	$1.157667	$1.063003	29,148.162
	2010	$0.878388	$1.157667	36,463.135
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.690028	$1.894669	0.000
	2018	$1.788366	$1.690028	0.000
	2017	$1.610590	$1.788366	0.000
	2016	$1.563995	$1.610590	0.000
	2015	$1.620731	$1.563995	0.000
	2014	$1.611399	$1.620731	0.000
	2013	$1.496968	$1.611399	0.000
	2012	$1.415440	$1.496968	0.000
	2011	$1.400842	$1.415440	0.000
	2010	$1.306552	$1.400842	0.000
TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$1.891715	$2.346985	0.000
	2018	$2.145139	$1.891715	0.000
	2017	$1.748605	$2.145139	0.000
	2016	$1.674738	$1.748605	0.000
	2015	$1.735028	$1.674738	0.000
	2014	$1.715943	$1.735028	0.000
	2013	$1.374791	$1.715943	0.000
	2012	$1.240620	$1.374791	0.000
	2011	$1.332631	$1.240620	0.000
	2010	$1.177841	$1.332631	0.000
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$1.830041	$2.096984	0.000
	2018	$1.959982	$1.830041	0.000
	2017	$1.709697	$1.959982	760.158
	2016	$1.645423	$1.709697	764.638
	2015	$1.709834	$1.645423	769.476
	2014	$1.690424	$1.709834	774.197
	2013	$1.513179	$1.690424	778.618
	2012	$1.404952	$1.513179	782.814
	2011	$1.419075	$1.404952	532,536.550
	2010	$1.306232	$1.419075	31,723.535
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$1.894692	$2.238024	0.000
	2018	$2.071647	$1.894692	0.000
	2017	$1.757216	$2.071647	0.000
	2016	$1.675562	$1.757216	0.000
	2015	$1.741250	$1.675562	0.000
	2014	$1.724755	$1.741250	0.000
	2013	$1.467847	$1.724755	0.000
	2012	$1.347950	$1.467847	0.000
	2011	$1.397604	$1.347950	0.000
	2010	$1.259637	$1.397604	591,874.226
TA JPMorgan Enhanced Index - Initial Class	2019	$2.027780	$2.615264	5,854.742
	2018	$2.192214	$2.027780	6,069.387
	2017	$1.838318	$2.192214	6,456.655
	2016	$1.677264	$1.838318	6,806.907
	2015	$1.705365	$1.677264	23,864.710
	2014	$1.517395	$1.705365	0.000
	2013	$1.163368	$1.517395	0.000
	2012	$1.015964	$1.163368	0.000
	2011	$1.024615	$1.015964	0.000
	2010	$0.903834	$1.024615	0.000

		Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.303912	$1.487724	0.000
	2018	$1.384876	$1.303912	0.000
	2017	$1.237231	$1.384876	0.000
	2016	$1.209331	$1.237231	0.000
	2015	$1.247362	$1.209331	0.000

	2014	$1.209158	$1.247362	0.000
	2013	$1.099210	$1.209158	0.000
	2012	$1.027760	$1.099210	0.000
	2011	$1.028052	$1.027760	0.000
	2010	$0.940376	$1.028052	0.000
TA Managed Risk – Growth ETF - Initial Class	2019	$1.333308	$1.571378	16,566.338
	2018	$1.456562	$1.333308	17,424.978
	2017	$1.245790	$1.456562	19,304.954
	2016	$1.205744	$1.245790	20,203.707
	2015	$1.265154	$1.205744	22,183.630
	2014	$1.233943	$1.265154	171,082.070
	2013	$1.052742	$1.233943	531,394.770
	2012	$0.956856	$1.052742	669,770.672
	2011	$0.980534	$0.956856	0.000
	2010	$0.880438	$0.980534	0.000
TA Morgan Stanley Capital Growth – Initial Class	2019	$3.043025	$3.706113	0.000
	2018	$2.898311	$3.043025	0.000
	2017	$2.050583	$2.898311	0.000
	2016	$2.131543	$2.050583	0.000
	2015	$1.937289	$2.131543	0.000
	2014	$1.856805	$1.937289	0.000
	2013	$1.272513	$1.856805	0.000
	2012	$1.118992	$1.272513	7,002.711
	2011	$1.206952	$1.118992	7,002.711
	2010	$0.962247	$1.206952	7,002.711
TA Multi-Managed Balanced - Initial Class	2019	$1.811255	$2.170794	6,181.144
	2018	$1.910296	$1.811255	6,876.080
	2017	$1.700400	$1.910296	7,582.775
	2016	$1.601426	$1.700400	8,353.618
	2015	$1.623566	$1.601426	9,192.299
	2014	$1.488631	$1.623566	17,990.823
	2013	$1.280726	$1.488631	19,679.206
	2012	$1.156026	$1.280726	21,539.025
	2011	$1.128916	$1.156026	23,623.486
	2010	$1.000000	$1.128916	29,973.325
TA PIMCO Total Return - Initial Class	2019	$1.576813	$1.682559	111,203.355
	2018	$1.612738	$1.576813	105,296.112
	2017	$1.562156	$1.612738	105,463.353
	2016	$1.2545174	$1.562156	117,836.993
	2015	$1.559135	$1.545174	167,689.946
	2014	$1.513356	$1.559135	153,274.868
	2013	$1.577755	$1.513356	183,647.016
	2012	$1.490594	$1.577755	182,225.345
	2011	$1.425040	$1.490594	204,043.967
	2010	$1.350664	$1.425040	225,039.560
TA Small/Mid Cap Value - Initial Class	2019	$3.807510	$4.694915	1,496.799
	2018	$4.369475	$3.807510	1,496.799
	2017	$3.841672	$4.369475	1,929.035
	2016	$3.22237	$3.841672	1,930.351
	2015	$3.358169	$3.222237	7,291.467
	2014	$3.242475	$3.358169	4,223.859
	2013	$2.416653	$3.242475	8,295.960
	2012	$2.109801	$2.416653	16,033.992
	2011	$2.202015	$2.109801	10,706.024
	2010	$1.715479	$2.202015	12,525.389
TA T. Rowe Price Small Cap - Initial Class	2019	$2.388255	$3.120967	22,809.032
	2018	$2.611657	$2.388255	63,632.316
	2017	$2.167917	$2.611657	93,560.887
	2016	$1.980310	$2.167917	94,351.674
	2015	$1.964197	$1.980310	95,686.284
	2014	$1.872957	$1.964197	76,798.731
	2013	$1.320818	$1.872957	19,764.037
	2012	$1.160025	$1.320818	20,198.222
	2011	$1.158934	$1.160025	6,332.807
	2010	$0.875925	$1.158934	27,008.249
TA TS&W International Equity - Initial Class	2019	$1.525462	$1.817700	8,293.282
	2018	$1.834824	$1.525462	8,706.616
	2017	$1.516628	$1.834824	9,126.943
	2016	$1.524409	$1.516628	15,373.517
	2015	$1.528671	$1.524409	40,438.894
	2014	$1.638067	$1.528671	24,568.079
	2013	$1.338446	$1.638067	25,933.195
	2012	$1.164845	$1.338446	27,445.887
	2011	$1.380840	$1.164845	29,157.066
	2010	$1.293266	$1.380840	30,959.899

TA WMC US Growth - Initial Class	2019	$2.375444	$3.274338	19,134.293
	2018	$2.408601	$2.375444	34,705.267
	2017	$1.894030	$2.408601	27,270.682
	2016	$1.871641	$1.894030	33,749.004
	2015	$1.779726	$1.871641	46,849.049
	2014	$1.627484	$1.779726	64,929.347
	2013	$1.248268	$1.627484	69,409.256
	2012	$1.120754	$1.248268	105,335.965
	2011	$1.182792	$1.120754	111,769.621
	2010	$1.020029	$1.182792	103,329.712
Vanguard VIF Equity Index Portfolio	2019	$2.444538	$3.159179	120,470.580
	2018	$2.601110	$2.444538	166,720.538
	2017	$2.172168	$2.601110	184,366.624
	2016	$1.973713	$2.172168	192,963.445
	2015	$1.980222	$1.973713	163,815.900
	2014	$1.772507	$1.980222	169,042.603
	2013	$1.362412	$1.772507	136,560.442
	2012	$1.194845	$1.362412	147,861.032
	2011	$1.190889	$1.194845	153,294.009
	2010	$1.052907	$1.190889	170,890.855
Vanguard VIF International Portfolio	2019	$1.244505	$1.607287	31,407.412
	2018	$1.447080	$1.244505	47,223.124
	2017	$1.030408	$1.447080	46,831.501
	2016	$1.027564	$1.030408	55,317.778
	2015	$1.052092	$1.027564	37,787.727
	2014	$1.137831	$1.052092	31,879.017
	2013	$0.937912	$1.137831	150,804.217
	2012	$0.793254	$0.937912	154,748.989
	2011	$0.932120	$0.793254	150,591.802
	2010	$0.818353	$0.932120	87,897.518
Vanguard VIF Mid-Cap Index Portfolio	2019	$2.871297	$3.698569	20,606.454
	2018	$3.217714	$2.871297	68,523.890
	2017	$2.745235	$3.217714	94,205.683
	2016	$2.510067	$2.745235	96,808.926
	2015	$2.587369	$2.510067	100,471.072
	2014	$2.314180	$2.587369	96,284.683
	2013	$1.742543	$2.314180	98,557.322
	2012	$1.528778	$1.742543	101,736.127
	2011	$1.585493	$1.528778	104,832.262
	2010	$1.284865	$1.585493	83,869.619
Vanguard VIF Real Estate Index Portfolio	2019	$3.123877	$3.960396	17,639.606
	2018	$3.353649	$3.123877	19,963.639
	2017	$3.251809	$3.353649	21,520.071
	2016	$3.048894	$3.251809	21,817.090
	2015	$3.030286	$3.048894	28,085.567
	2014	$2.366266	$3.030286	19,128.053
	2013	$2.349345	$2.366266	24,220.274
	2012	$2.032285	$2.349345	26,304.235
	2011	$1.904062	$2.032285	22,213.792
	2010	$1.508357	$1.904062	39,160.743
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.315202	$1.368213	34,991.334
	2018	$1.322613	$1.315202	65,424.073
	2017	$1.316206	$1.322613	69,210.124
	2016	$1.301869	$1.316206	67,168.552
	2015	$1.307991	$1.301869	76,511.533
	2014	$1.305965	$1.307991	61,390.600
	2013	$1.312731	$1.305965	58,214.167
	2012	$1.277417	$1.312731	56,894.185
	2011	$1.272140	$1.277417	54,146.683
	2010	$1.228381	$1.272140	60,234.159
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.481575	$1.584735	59,914.913
	2018	$1.507357	$1.481575	80,882.582
	2017	$1.479899	$1.507357	87,771.625
	2016	$1.467269	$1.479899	89,957.630
	2015	$1.485786	$1.467269	123,618.595
	2014	$1.425567	$1.485786	81,426.882
	2013	$1.482308	$1.425567	66,048.823
	2012	$1.447884	$1.482308	71,012.692
	2011	$1.366424	$1.447884	97,904.808
	2010	$1.303554	$1.366424	113,652.545
Wanger International	2019	$2.798741	$3.580843	10,049.875
	2018	$3.455413	$2.798741	15,161.773
	2017	$2.641221	$3.455413	14,936.890
	2016	$2.721686	$2.641221	15,647.879
	2015	$2.762588	$2.721686	15,952.733

	2014	$2.936106	$2.762588	17,222.961
	2013	$2.437791	$2.936106	69,862.696
	2012	$2.037613	$2.437791	72,185.933
	2011	$2.424713	$2.037613	65,129.792
	2010	$1.972050	$2.424713	52,621.429
Wanger USA	2019	$3.139108	$4.050629	14,463.412
	2018	$3.236938	$3.139108	18,142.033
	2017	$2.750065	$3.236938	19,034.413
	2016	$2.457551	$2.750065	20,456.431
	2015	$2.512180	$2.457551	21,391.245
	2014	$2.435833	$2.512180	26,674.741
	2013	$1.850258	$2.435833	27,938.416
	2012	$1.566469	$1.850258	30,542.352
	2011	$1.649095	$1.566469	33,321.463
	2010	$1.358274	$1.649095	34,403.913

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AB Global Thematic Growth Portfolio - Class B	2019	$1.118389	$1.430020	0.000
	2018	$1.261171	$1.118389	0.000
	2017	$0.939136	$1.261171	0.000
	2016	$0.961596	$0.939136	0.000
	2015	$0.950847	$0.961596	0.000
	2014	$0.920851	$0.950847	0.000
	2013	$0.760337	$0.920851	0.000
	2012	$0.681555	$0.760337	0.000
	2011	$0.903199	$0.681555	0.000
	2010	$0.773078	$0.903199	0.000
AB Large Cap Growth – Class B	2019	$2.104885	$2.786435	847.570
	2018	$2.088134	$2.104885	0.000
	2017	$1.609557	$2.088134	0.000
	2016	$1.596065	$1.609557	0.000
	2015	$1.461369	$1.596065	0.000
	2014	$1.302965	$1.461369	0.000
	2013	$0.965340	$1.302965	0.000
	2012	$0.839657	$0.965340	0.000
	2011	$0.885448	$0.839657	0.000
	2010	$0.818268	$0.885448	0.000
BNY Mellon Socially Responsible Growth Fund, Inc. – Service Class	2019	$1.593280	$2.103609	0.000
	2018	$1.695988	$1.593280	0.000
	2017	$1.496315	$1.695988	0.000
	2016	$1.379671	$1.496315	0.000
	2015	$1.449891	$1.379671	0.000
	2014	$1.300815	$1.449891	0.000
	2013	$0.985343	$1.300815	0.000
	2012	$0.895437	$0.985343	0.000
	2011	$0.902965	$0.895437	0.000
	2010	$0.800115	$0.902965	0.000
BNY Mellon Appreciation – Service Class	2019	$1.920550	$2.569219	0.000
	2018	$2.098586	$1.920550	0.000
	2017	$1.677019	$2.098586	0.000
	2016	$1.581381	$1.677019	0.000
	2015	$1.649870	$1.581381	0.000
	2014	$1.553071	$1.649870	0.000
	2013	$1.304659	$1.553071	0.000
	2012	$1.202430	$1.304659	0.000
	2011	$1.122339	$1.202430	0.000
	2010	$0.990191	$1.122339	0.000
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.490773	$1.980303	0.000
	2018	$1.592523	$1.490773	0.000
	2017	$1.317575	$1.592523	0.000
	2016	$1.310723	$1.317575	0.000
	2015	$1.262654	$1.310723	0.000
	2014	$1.196162	$1.262654	0.000
	2013	$1.000000	$1.196162	0.000
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$2.808251	$4.287686	0.000
	2018	$3.113708	$2.808251	0.000
	2017	$2.342297	$3.113708	0.000
	2016	$1.997522	$2.342297	0.000
	2015	$1.846274	$1.997522	0.000
	2014	$1.497760	$1.846274	0.000
	2013	$1.211517	$1.497760	0.000
	2012	$1.149023	$1.211517	0.000

	2011	$1.241456	$1.149023	0.000
	2010	$1.094951	$1.241456	0.000
Columbia Variable Portfolio – Small Company Growth Fund	2019	$3.288987	$4.559116	10,604.286
	2018	$3.398153	$3.288987	12,882.113
	2017	$2.668492	$3.398153	25,846.599
	2016	$2.402281	$2.668492	28,446.048
	2015	$2.348498	$2.402281	21,297.201
	2014	$2.499662	$2.348498	27,249.521
	2013	$1.806181	$2.499662	43,408.330
	2012	$1.636930	$1.806181	68,475.637
	2011	$1.759011	$1.636930	160,522.832
	2010	$1.390713	$1.759011	215,211.285

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Federated Hermes Fund for U.S. Government Securities II	2019	$1.552796	$1.620085	30,801.346
	2018	$1.569105	$1.552796	58,583.109
	2017	$1.562504	$1.569105	151,737.004
	2016	$1.560809	$1.562504	169,925.187
	2015	$1.576069	$1.560809	193,291.623
	2014	$1.529040	$1.576069	195,181.005
	2013	$1.584471	$1.529040	315,874.004
	2012	$1.561896	$1.584471	695,289.866
	2011	$1.498663	$1.561896	750,819.380
	2010	$1.446408	$1.498663	709,794.574
Federated Hermes Government Money Fund II	2019	$1.039685	$1.041138	125,633.570
	2018	$1.042332	$1.039685	187,883.886
	2017	$1.054628	$1.042332	375,144.524
	2016	$1.070369	$1.054628	399,236.562
	2015	$1.086411	$1.070369	330,769.799
	2014	$1.102725	$1.086411	447,027.684
	2013	$1.119249	$1.102725	947,408.963
	2012	$1.136131	$1.119249	862,576.913
	2011	$1.153144	$1.136131	1,120,309.266
	2010	$1.170427	$1.153144	403,285.541
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$2.371096	$2.675812	24,916.986
	2018	$2.488667	$2.371096	27,979.714
	2017	$2.361947	$2.488667	48,202.648
	2016	$2.087872	$2.361947	50,905.440
	2015	$2.175151	$2.087872	99,108.396
	2014	$2.149901	$2.175151	211,491.401
	2013	$2.039614	$2.149901	130,491.440
	2012	$1.805068	$2.039614	140,133.579
	2011	$1.742064	$1.805068	147,400.195
	2010	$1.541169	$1.742064	157,267.971
Federated Hermes Managed Volatility Fund II – Primary Shares	2019	$1.492714	$1.768144	52,316.369
	2018	$1.655869	$1.492714	61,193.940
	2017	$1.422931	$1.655869	38,724.818
	2016	$1.341085	$1.422931	40,941.961
	2015	$1.472486	$1.341085	41,026.170
	2014	$1.438332	$1.472486	47,307.713
	2013	$1.199168	$1.438332	83,881.522
	2012	$1.071996	$1.199168	113,677.272
	2011	$1.038474	$1.071996	359,154.439
	2010	$0.940410	$1.038474	558,967.994
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$1.916754	$2.484764	71,086.629
	2018	$2.078187	$1.916754	63,961.548
	2017	$1.730663	$2.078187	75,029.186
	2016	$1.626358	$1.730663	82,320.774
	2015	$1.639744	$1.626358	175,420.376
	2014	$1.486768	$1.639744	200,504.181
	2013	$1.149431	$1.486768	239,414.293
	2012	$1.002231	$1.149431	317,964.514
	2011	$1.043598	$1.002231	267,064.059
	2010	$0.903661	$1.043598	523,002.243
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$2.824009	$3.434672	0.000
	2018	$3.354316	$2.824009	0.000
	2017	$2.818050	$3.354316	0.000
	2016	$2.548425	$2.818050	0.000
	2015	$2.623105	$2.548425	0.000
	2014	$2.504986	$2.623105	0.000
	2013	$1.866355	$2.504986	0.000
	2012	$1.649815	$1.866355	1,919.279
	2011	$1.873337	$1.649815	3,283.055

	2010	$1.475854	$1.873337	6,892.265
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$1.898211	$2.515882	28,785.872
	2018	$2.330478	$1.898211	6,497.657
	2017	$1.981730	$2.330478	28,790.038
	2016	$1.834806	$1.981730	29,381.837
	2015	$1.919681	$1.834806	27,903.762
	2014	$1.824503	$1.919681	27,731.466
	2013	$1.419112	$1.824503	29,000.901
	2012	$1.131742	$1.419112	32,475.280
	2011	$1.259632	$1.131742	140,946.513
	2010	$1.009605	$1.259632	190,766.939
NVIT Developing Markets Fund	2019	$11.050066	$13.345204	481.642
	2018	$13.630688	$11.050066	919.794
	2017	$9.805138	$13.630688	923.834
	2016	$10.070659	$9.805138	937.974
TA Barrow Hanley Dividend Focused - Initial Class	2019	$1.853045	$2.262146	19,195.113
	2018	$2.12465	$1.853045	30,630.646
	2017	$1.852868	$2.125465	41,032.782
	2016	$1.636514	$1.852868	45,593.178
	2015	$1.723001	$1.636514	131,012.666
	2014	$1.559104	$1.723001	150,589.134
	2013	$1.215017	$1.559104	173,421.499
	2012	$1.103921	$1.215017	240,314.980
	2011	$1.090611	$1.103921	24,041.551
	2010	$1.002273	$1.090611	30,469.017
TA BlackRock Global Real Estate Securities - Initial Class	2019	$3.386585	$4.177046	4,486.096
	2018	$3.823463	$3.386585	5,457.747
	2017	$3.486072	$3.823463	5,470.750
	2016	$3.516240	$3.486072	6,922.641
	2015	$3.590587	$3.516240	6,937.294
	2014	$3.209145	$3.590587	9,055.590
	2013	$3.135145	$3.209145	9,594.609
	2012	$2.540774	$3.135145	27,300.773
	2011	$2.735754	$2.540774	28,138.084
	2010	$2.400642	$2.735754	33,640.530

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA International Growth - Initial Class	2019	$1.656468	$2.083767	0.000
	2018	$2.043239	$1.656468	0.000
	2017	$1.629753	$2.043239	0.000
	2016	$1.652840	$1.629753	0.000
	2015	$1.676353	$1.652840	0.000
	2014	$1.794343	$1.676353	0.000
	2013	$1.542246	$1.794343	0.000
	2012	$1.281549	$1.542246	0.000
	2011	$1.446189	$1.281549	0.000
	2010	$1.328436	$1.446189	0.000
TA Janus Mid-Cap Growth - Initial Class	2019	$1.741542	$2.345684	34,410.182
	2018	$1.789621	$1.741542	34,410.182
	2017	$1.407950	$1.789621	35,949.693
	2016	$1.458822	$1.407950	36,008.813
	2015	$1.559166	$1.458822	36,074.977
	2014	$1.582331	$1.559166	36,167.296
	2013	$1.154258	$1.582331	36,234.259
	2012	$1.074120	$1.154258	36,234.259
	2011	$1.168616	$1.074120	36,549.544
	2010	$0.885825	$1.168616	37,094.956
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.717984	$1.927899	0.000
	2018	$1.816152	$1.717984	0.000
	2017	$1.634007	$1.816152	0.000
	2016	$1.585174	$1.634007	0.000
	2015	$1.641068	$1.585174	0.000
	2014	$1.630007	$1.641068	0.000
	2013	$1.512767	$1.630007	21,069.127
	2012	$1.428953	$1.512767	21,069.127
	2011	$1.412819	$1.428953	21,069.127
	2010	$1.316426	$1.412819	21,069.127

TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$1.923047	$2.388199	0.000
	2018	$2.178498	$1.923047	0.000
	2017	$1.774062	$2.178498	0.000
	2016	$1.69743	$1.774062	0.000
	2015	$1.756820	$1.697443	0.000
	2014	$1.735793	$1.756820	0.000
	2013	$1.389338	$1.735793	0.000
	2012	$1.252508	$1.389338	0.000
	2011	$1.344067	$1.252508	1,371.268
	2010	$1.186779	$1.344067	1,371.268
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$1.860324	$2.133795	6,148.904
	2018	$1.990431	$1.860324	6,148.904
	2017	$1.734575	$1.990431	6,148.904
	2016	$1.667720	$1.734575	6,148.904
	2015	$1.731296	$1.667720	6,148.904
	2014	$1.709964	$1.731296	6,148.904
	2013	$1.529176	$1.709964	6,148.904
	2012	$1.418402	$1.529176	6,148.904
	2011	$1.431255	$1.418402	6,148.904
	2010	$1.316161	$1.431255	6,148.904
TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$1.926022	$2.277271	5,142.134
	2018	$2.103818	$1.926022	5,142.134
	2017	$1.782754	$2.103818	5,142.134
	2016	$1.698247	$1.782754	5,142.134
	2015	$1.763099	$1.698247	5,142.134
	2014	$1.744674	$1.763099	5,142.134
	2013	$1.483329	$1.744674	5,142.134
	2012	$1.360826	$1.483329	5,142.134
	2011	$1.409570	$1.360826	5,142.134
	2010	$1.269176	$1.409570	5,142.134
TA JPMorgan Enhanced Index - Initial Class	2019	$2.244561	$2.897697	27,302.090
	2018	$2.424169	$2.244561	42,483.717
	2017	$2.030831	$2.424169	51,351.223
	2016	$1.851086	$2.030831	58,888.459
	2015	$1.880246	$1.851086	59,996.668
	2014	$1.671362	$1.880246	65,434.927
	2013	$1.280160	$1.671362	78,776.492
	2012	$1.116842	$1.280160	148,727.450
	2011	$1.125245	$1.116842	296,742.916
	2010	$0.991628	$1.125245	364,245.217

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.317691	$1.504923	0.000
	2018	$1.398129	$1.317691	0.000
	2017	$1.247851	$1.398129	0.000
	2016	$1.218510	$1.247851	0.000
	2015	$1.255594	$1.218510	0.000
	2014	$1.215933	$1.255594	0.000
	2013	$1.104278	$1.215933	0.000
	2012	$1.031476	$1.104278	0.000
	2011	$1.030758	$1.031476	0.000
	2010	$0.941916	$1.030758	0.000
TA Managed Risk – Growth ETF - Initial Class	2019	$1.347347	$1.589492	0.000
	2018	$1.470439	$1.347347	0.000
	2017	$1.256418	$1.470439	0.000
	2016	$1.214840	$1.256418	0.000
	2015	$1.273445	$1.214840	0.000
	2014	$1.240813	$1.273445	0.000
	2013	$1.057566	$1.240813	0.000
	2012	$0.960291	$1.057566	0.000
	2011	$0.983097	$0.960291	0.000
	2010	$.0881874	$0.983097	0.000
TA Morgan Stanley Capital Growth – Initial Class	2019	$3.096164	$3.774553	19,773.449
	2018	$2.946008	$3.096164	19,773.449
	2017	$2.082284	$2.946008	19,773.449
	2016	$2.162375	$2.082284	19,773.449
	2015	$1.963369	$2.162375	19,773.449
	2014	$1.879943	$1.963369	19,773.449
	2013	$1.287100	$1.879943	24,117.920
	2012	$1.130700	$1.287100	24,117.920
	2011	$1.218378	$1.130700	24,117.920
	2010	$0.970397	$1.218378	25,141.901

TA Multi-Managed Balanced - Initial Class	2019	$1.826788	$2.191569	177,194.203
	2018	$1.924772	$1.826788	204,545.615
	2017	$1.711595	$1.924772	214,528.901
	2016	$1.610393	$1.711595	223,758.998
	2015	$1.631053	$1.610393	209,647.351
	2014	$1.494019	$1.631053	222,692.806
	2013	$1.284099	$1.494019	222,333.394
	2012	$1.157928	$1.284099	446,232.069
	2011	$1.129662	$1.157928	489,103.918
	2010	$1.000000	$1.129662	0.000

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Initial Class	2019	$1.602924	$1.712106	108,865.520
	2018	$1.637816	$1.602924	83,477.072
	2017	$1.584892	$1.637816	72,441.224
	2016	$1.566127	$1.584892	83,404.900
	2015	$1.578717	$1.566127	345,684.351
	2014	$1.530847	$1.578717	244,331.677
	2013	$1.594413	$1.530847	359,295.049
	2012	$1.504848	$1.594413	1,198,464.675
	2011	$1.437263	$1.504848	1,415,932.851
	2010	$1.360914	$1.437263	839,301.572
TA Small/Mid Cap Value - Initial Class	2019	$7.978647	$9.847907	25,246.553
	2018	$9.147168	$7.978647	27,219.261
	2017	$8.034371	$9.147168	40,090.951
	2016	$6.732307	$8.034371	42,501.232
	2015	$7.009413	$6.732307	47,508.467
	2014	$6.761269	$7.009413	51,055.765
	2013	$5.034296	$6.761269	58,210.724
	2012	$4.390715	$5.034296	62,448.607
	2011	$4.578108	$4.390715	76,118.099
	2010	$3.563074	$4.578108	110,870.293
TA T. Rowe Price Small Cap - Initial Class	2019	$2.418309	$3.163363	26,975.252
	2018	$2.641894	$2.418309	35,030.957
	2017	$2.190862	$2.641894	45,498.405
	2016	$1.999302	$2.190862	49,134.494
	2015	$1.981087	$1.999302	90,825.544
	2014	$1.887196	$1.981087	130,597.094
	2013	$1.329547	$1.887196	102,599.790
	2012	$1.166538	$1.329547	137,128.550
	2011	$1.164296	$1.166538	47,159.705
	2010	$0.879105	$1.164296	50,655.957
TA TS&W International Equity - Initial Class	2019	$1.485606	$1.771956	58,072.573
	2018	$1.785115	$1.485606	55,612.458
	2017	$1.474089	$1.785115	66,391.600
	2016	$1.480203	$1.474089	73,127.269
	2015	$1.482890	$1.480203	95,134.149
	2014	$1.587442	$1.482890	60,779.662
	2013	$1.295805	$1.587442	93,794.524
	2012	$1.126618	$1.295805	147,436.810
	2011	$1.334210	$1.126618	228,731.934
	2010	$1.248364	$1.334210	248,053.407
TA WMC US Growth - Initial Class	2019	$2.416993	$3.334887	151,080.045
	2018	$2.448284	$2.416993	168,930.833
	2017	$1.923346	$2.448284	192,387.252
	2016	$1.898752	$1.923346	208,560.703
	2015	$1.803709	$1.898752	216,815.764
	2014	$1.647801	$1.803709	242,693.854
	2013	$1.262606	$1.647801	338,264.647
	2012	$1.132504	$1.262606	977,086.998
	2011	$1.194024	$1.132504	1,205,547.579
	2010	$1.028693	$1.194024	663,907.893
Vanguard VIF Equity Index Portfolio	2019	$2.485049	$3.214711	29,966.865
	2018	$2.641593	$2.485049	53,076.608
	2017	$2.203811	$2.641593	56,650.671
	2016	$2.000491	$2.203811	58,974.3683
	2015	$2.005110	$2.000491	61,381.841
	2014	$1.793018	$2.005110	69,026.593
	2013	$1.376824	$1.793018	88,583.541
	2012	$1.206281	$1.376824	243,980.501
	2011	$1.201108	$1.206281	116,180.133
	2010	$1.060886	$1.201108	524,666.834
Vanguard VIF International Portfolio	2019	$1.258878	$1.627447	103,710.692
	2018	$1.462339	$1.258878	112,317.934

	2017	$1.040256	$1.462339	95,192.787
	2016	$1.036375	$1.040256	110,124.744
	2015	$1.060074	$1.036375	108,619.615
	2014	$1.145334	$1.060074	78,172.979
	2013	$0.943167	$1.145334	70,247.907
	2012	$0.796910	$0.943167	75,421.598
	2011	$0.935496	$0.796910	75,948.481
	2010	$0.820503	$0.935496	68,004.222
Vanguard VIF Mid-Cap Index Portfolio	2019	$2.918838	$3.763513	8,737.408
	2018	$3.267759	$2.918838	30,513.465
	2017	$2.785209	$3.267759	25,860.279
	2016	$2.544110	$2.785209	28,862.198
	2015	$2.619880	$2.544110	84,357.776
	2014	$2.340953	$2.619880	148,414.007
	2013	$1.760970	$2.340953	116,774.575
	2012	$1.543407	$1.760970	216,028.038
	2011	$1.599087	$1.543407	307,410.174
	2010	$1.294610	$1.599087	413,575.780
Vanguard VIF Real Estate Index Portfolio	2019	$3.175608	$4.029936	4,076.989
	2018	$3.405804	$3.175608	9,004.329
	2017	$3.299144	$3.405804	4,791.484
	2016	$3.090233	$3.299144	4,584.925
	2015	$3.068348	$3.090233	4,521.305
	2014	$2.393632	$3.068348	1,478.881
	2013	$2.374175	$2.393632	1,498.503
	2012	$2.051734	$2.374175	2,652.593
	2011	$1.920390	$2.051734	2,676.299
	2010	$1.519797	$1.920390	3,365.295
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.337098	$1.392343	258,587.964
	2018	$1.343274	$1.337098	348,893.988
	2017	$1.335450	$1.343274	409,319.796
	2016	$1.319587	$1.335450	378,743.746
	2015	$1.324470	$1.319587	694,206.698
	2014	$1.321099	$1.324470	461,347.810
	2013	$1.326639	$1.321099	683,067.883
	2012	$1.289672	$1.326639	580,492.717
	2011	$1.283083	$1.289672	154,124.279
	2010	$1.237721	$1.283083	156,667.801
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.506136	$1.612593	90,459.167
	2018	$1.530829	$1.506136	123,946.457
	2017	$1.501459	$1.530829	51,112.484
	2016	$1.487167	$1.501459	50,285.082
	2015	$1.504460	$1.487167	56,956.924
	2014	$1.442066	$1.504460	137,162.729
	2013	$1.497999	$1.442066	145,425.452
	2012	$1.461749	$1.497999	1,203,099.226
	2011	$1.378153	$1.461749	1,379,708.573
	2010	$1.313440	$1.378153	1,025,459.101
Wanger International	2019	$4.780959	$6.123019	30,510.718
	2018	$5.896856	$4.780959	30,518.812
	2017	$4.502972	$5.896856	47,159.618
	2016	$4.635602	$4.502972	50,812.890
	2015	$4.700620	$4.635602	118,401.148
	2014	$4.990941	$4.700620	104,117.413
	2013	$4.139805	$4.990941	71,947.716
	2012	$3.456805	$4.139805	238,181.798
	2011	$4.109455	$3.456805	276,995.735
	2010	$3.338988	$4.109455	317,727.930
Wanger USA	2019	$4.316580	$5.575506	36,226.889
	2018	$4.446692	$4.316580	36,627.579
	2017	$3.774146	$4.446692	44,836.043
	2016	$3.369390	$3.774146	47,777.622
	2015	$3.440904	$3.369390	48,615.648
	2014	$3.333052	$3.440904	50,139.152
	2013	$2.529301	$3.333052	53,573.302
	2012	$2.139240	$2.529301	62,610.680
	2011	$2.249857	$2.139240	82,459.761
	2010	$1.851261	$2.249857	108,590.953

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AB Global Thematic Growth Portfolio - Class B	2019	$1.128085	$1.443128	4,569.261

	2018	$1.271474	$1.128085	5,055.978
	2017	$0.946354	$1.271474	5,565.962
	2016	$0.968517	$0.946354	6,126.196
	2015	$0.957216	$0.968517	6,753.897
	2014	$0.926564	$0.957216	7,381.674
	2013	$0.764681	$0.926564	8,046.091
	2012	$0.685108	$0.764681	8,791.835
	2011	$0.907461	$0.685108	25,566.767
	2010	$0.776346	$0.907461	26,491.498
AB Large Cap Growth – Class B	2019	$2.123140	$2.811964	0.000
	2018	$2.105209	$2.123140	0.000
	2017	$1.621927	$2.105209	0.000
	2016	$1.607534	$1.621927	0.000
	2015	$1.471142	$1.607534	0.000
	2014	$1.311027	$1.471142	8,682.595
	2013	$0.970837	$1.311027	8,758.644
	2012	$0.844011	$0.970837	8,839.264
	2011	$0.889615	$0.844011	8,923.849
	2010	$0.821712	$0.889615	9,008.556
BNY Mellon Socially Responsible Growth Fund, Inc. – Service Class	2019	$1.607108	$2.122900	0.000
	2018	$1.709855	$1.607108	0.000
	2017	$1.507810	$1.709855	0.000
	2016	$1.389587	$1.507810	0.000
	2015	$1.459593	$1.389587	0.000
	2014	$1.308882	$1.459593	0.000
	2013	$0.990967	$1.308882	0.000
	2012	$0.900112	$0.990967	0.000
	2011	$0.907231	$0.900112	0.000
	2010	$0.803506	$0.907231	0.000
BNY Mellon Appreciation – Service Class	2019	$1.937199	$2.592772	6,649.061
	2018	$2.115730	$1.937199	8,719.114
	2017	$1.689895	$2.115730	8,719.114
	2016	$1.592754	$1.689895	8,719.114
	2015	$1.660919	$1.592754	8,719.114
	2014	$1.562699	$1.660919	8,719.114
	2013	$1.312099	$1.562699	8,719.114
	2012	$1.208692	$1.312099	8,719.114
	2011	$1.127636	$1.208692	10,902.436
	2010	$0.994377	$1.127636	10,902.436
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares	2019	$1.494984	$1.986881	0.000
	2018	$1.596228	$1.494984	0.000
	2017	$1.319992	$1.596228	0.000
	2016	$1.312477	$1.319992	0.000
	2015	$1.263714	$1.312477	0.000
	2014	$1.196571	$1.263714	0.000
	2013	$1.000000	$1.196571	0.000
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares	2019	$2.832660	$4.327087	0.000
	2018	$3.139204	$2.832660	2,668.470
	2017	$2.360320	$3.139204	2,668.470
	2016	$2.011901	$2.360320	2,668.470
	2015	$1.858638	$2.011901	2,668.470
	2014	$1.507043	$1.858638	12,627.746
	2013	$1.218433	$1.507043	12,718.366
	2012	$1.155011	$1.218433	12,814.679
	2011	$1.247301	$1.155011	12,916.087
	2010	$1.099565	$1.247301	2,668.470
Columbia Variable Portfolio – Small Company Growth Fund	2019	$2.409140	$3.341136	482.869
	2018	$2.487865	$2.409140	548.553
	2017	$1.952704	$2.487865	113,336.894
	2016	$1.757043	$1.952704	140,587.476
	2015	$1.716855	$1.757043	777.353
	2014	$1.826464	$1.716855	10,868.506
	2013	$1.319095	$1.826464	11,031.574
	2012	$1.194894	$1.319095	11,210.281
	2011	$1.283384	$1.194894	211,821.601
	2010	$1.014181	$1.283384	334,981.853

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
Federated Hermes Fund for U.S. Government Securities II	2019	$1.415903	$1.477992	23,732.862
	2018	$1.430058	$1.415903	26,397.719
	2017	$1.423342	$1.430058	26,833.884
	2016	$1.421098	$1.423342	27,055.829
	2015	$1.434284	$1.421098	75,622.344
	2014	$1.390796	$1.434284	120,261.294

	2013	$1.440517	$1.390796	177,852.669
	2012	$1.419278	$1.440517	216,733.411
	2011	$1.361168	$1.419278	282,024.884
	2010	$1.313054	$1.361168	317,879.894
Federated Hermes Government Money Fund II	2019	$0.954875	$0.956687	400,965.940
	2018	$0.956824	$0.954875	439,004.393
	2017	$0.967642	$0.956824	508,489.407
	2016	$0.981605	$0.967642	547,885.590
	2015	$0.995834	$0.981605	604,244.545
	2014	$1.010283	$0.995834	422,393.257
	2013	$1.024908	$1.010283	1,283,180.385
	2012	$1.039883	$1.024908	479,730.508
	2011	$1.054891	$1.039883	498,686.547
	2010	$1.070198	$1.054891	700,711.471
Federated Hermes High Income Bond Fund II – Primary Shares	2019	$2.476216	$2.795833	149,795.557
	2018	$2.597706	$2.476216	156,010.547
	2017	$2.464226	$2.597706	122,638.296
	2016	$2.177218	$2.464226	134,599.282
	2015	$2.267104	$2.177218	292,205.563
	2014	$2.239696	$2.267104	601,448.316
	2013	$2.123766	$2.239696	293,407.573
	2012	$1.878620	$2.123766	135,360.381
	2011	$1.812159	$1.878620	146,570.486
	2010	$1.602406	$1.812159	182,490.210
Federated Hermes Managed Volatility Fund II – Primary Shares	2019	$1.698558	$2.012953	99,825.402
	2018	$1.883280	$1.698558	132,774.229
	2017	$1.617561	$1.883280	57,037.595
	2016	$1.523772	$1.617561	70,819.523
	2015	$1.672249	$1.523772	70,761.560
	2014	$1.632649	$1.672249	70,436.737
	2013	$1.360516	$1.632649	70,498.129
	2012	$1.215625	$1.360516	37,560.839
	2011	$1.177027	$1.215625	379,053.769
	2010	$1.065347	$1.177027	672,068.540
Fidelity® VIP Contrafund® Portfolio – Initial Class	2019	$1.928753	$2.501566	460,845.354
	2018	$2.090159	$1.928753	565,766.546
	2017	$1.739779	$2.090159	628,180.298
	2016	$1.634115	$1.739779	704,258.249
	2015	$1.646755	$1.634115	1,028,994.576
	2014	$1.492389	$1.646755	1,054,051.923
	2013	$1.153214	$1.492389	1,227,695.156
	2012	$1.005034	$1.153214	1,089,071.731
	2011	$1.045986	$1.005034	826,434.220
	2010	$0.905278	$1.045986	1,302,212.144
Fidelity® VIP Mid Cap Portfolio – Initial Class	2019	$2.844444	$3.461226	7,234.280
	2018	$3.376925	$2.844444	7,613.397
	2017	$2.835657	$3.376925	7,598.043
	2016	$2.563092	$2.835657	7,587.613
	2015	$2.636898	$2.563092	7,632.240
	2014	$2.516923	$2.636898	7,667.832
	2013	$1.874327	$2.516923	7,821.460
	2012	$1.656025	$1.874327	12,073.880
	2011	$1.879470	$1.656025	10,488.163
	2010	$1.479954	$1.879470	10,682.412
Fidelity® VIP Value Strategies Portfolio – Initial Class	2019	$1.912009	$2.535410	53,676.935
	2018	$2.346258	$1.912009	54,208.054
	2017	$1.994167	$2.346258	64,296.293
	2016	$1.845430	$1.994167	85,173.090
	2015	$1.929853	$1.845430	36,350.924
	2014	$1.833266	$1.929853	65,136.397
	2013	$1.425236	$1.833266	116,486.800
	2012	$1.136059	$1.425236	93,384.309
	2011	$1.263815	$1.136059	386,740.331
	2010	$1.012461	$1.263815	547,576.171
NVIT Developing Markets Fund	2019	$11.063189	$13.367646	5,009.875
	2018	$13.640111	$11.063189	8,134.659
	2017	$9.807102	$13.640111	8,189.066
	2016	$10.070673	$9.807102	8,554.917
TA Barrow Hanley Dividend Focused - Initial Class	2019	$1.861339	$2.273388	400,988.472
	2018	$2.133925	$1.861339	503,826.672
	2017	$1.859331	$2.133925	556,021.465
	2016	$1.641418	$1.859331	620,606.926
	2015	$1.727303	$1.641418	941,084.292

	2014	$1.562227	$1.727303	1,022,124.369
	2013	$1.216860	$1.562227	1,147,647.842
	2012	$1.105049	$1.216860	914,080.374
	2011	$1.091195	$1.105049	325,817.763
	2010	$1.002329	$1.091195	329,888.116
TA BlackRock Global Real Estate Securities - Initial Class	2019	$2.816415	$3.475509	13,319.437
	2018	$3.178161	$2.816415	18,912.302
	2017	$2.896287	$3.178161	18,674.801
	2016	$2.919917	$2.896287	23,939.458
	2015	$2.980191	$2.919917	43,277.753
	2014	$2.662273	$2.980191	60,093.832
	2013	$2.599594	$2.662273	48,566.598
	2012	$2.105723	$2.599594	59,346.736
	2011	$2.266201	$2.105723	54,235.313
	2010	$1.987627	$2.266201	58,299.565

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA International Growth - Initial Class	2019	$1.670213	$2.102083	8,048.464
	2018	$2.059166	$1.670213	10,263.719
	2017	$1.641662	$2.059166	10,502.405
	2016	$1.664099	$1.641662	10,759.224
	2015	$1.686938	$1.664099	18,209.450
	2014	$1.804786	$1.686938	30,706.605
	2013	$1.550441	$1.804786	34,759.626
	2012	$1.287719	$1.550441	55,874.026
	2011	$1.452438	$1.287719	62,357.614
	2010	$1.333517	$1.452438	62,556.110
TA Janus Mid-Cap Growth - Initial Class	2019	$1.756656	$2.367205	23,401.240
	2018	$1.804259	$1.756656	8,146.362
	2017	$1.418765	$1.804259	28,650.847
	2016	$1.469305	$1.418765	29,248.409
	2015	$1.569596	$1.469305	71,576.026
	2014	$1.592124	$1.569596	83,077.342
	2013	$1.160831	$1.592124	75,103.381
	2012	$1.079709	$1.160831	80,028.911
	2011	$1.174121	$1.079709	89,316.651
	2010	$0.889557	$1.174121	58,252.492
TA JPMorgan Asset Allocation - Conservative - Initial Class	2019	$1.732229	$1.944843	67,128.525
	2018	$1.830307	$1.732229	68,241.437
	2017	$1.645932	$1.830307	69,540.110
	2016	$1.595962	$1.645932	69,540.110
	2015	$1.651428	$1.595962	86,658.748
	2014	$1.639486	$1.651428	117,442.600
	2013	$1.520816	$1.639486	159,450.417
	2012	$1.435856	$1.520816	149,490.531
	2011	$1.418943	$1.435856	210,029.030
	2010	$1.321484	$1.418943	270,577.012
TA JPMorgan Asset Allocation – Growth - Initial Class	2019	$1.938885	$2.409052	589.214
	2018	$2.195361	$1.938885	1.225.787
	2017	$1.786911	$2.195361	1.225.787
	2016	$1.708900	$1.786911	1.225.787
	2015	$1.767809	$1.708900	1,225.787
	2014	$1.745794	$1.767809	1,225.787
	2013	$1.396654	$1.745794	1,225.787
	2012	$1.258471	$1.396654	1,225.787
	2011	$1.349810	$1.258471	1,225.787
	2010	$1.191267	$1.349810	29,796.358
TA JPMorgan Asset Allocation – Moderate - Initial Class	2019	$1.875703	$2.152485	227,255.260
	2018	$2.005905	$1.875703	233,219.478
	2017	$1.747192	$2.005905	239,363.738
	2016	$1.679025	$1.747192	240,288.272
	2015	$1.742167	$1.679025	271,514.769
	2014	$1.719850	$1.742167	272,091.303
	2013	$1.537253	$1.719850	331,205.259
	2012	$1.425187	$1.537253	354,458.840
	2011	$1.437385	$1.425187	365,209.455
	2010	$1.321141	$1.437385	367,932.633

TA JPMorgan Asset Allocation - Moderate Growth - Initial Class	2019	$1.941946	$2.297234	59,498.199
	2018	$2.120161	$1.941946	63,341.863
	2017	$1.795720	$2.120161	115,727.639
	2016	$1.709764	$1.795720	119,961.754
	2015	$1.774181	$1.709764	193,019.977
	2014	$1.754769	$1.774181	197,662.664
	2013	$1.491184	$1.754769	271,245.129
	2012	$1.367359	$1.491184	272,037.952
	2011	$1.415620	$1.367359	286,639.571
	2010	$1.273991	$1.415620	371,797.436
TA JPMorgan Enhanced Index - Initial Class	2019	$2.081029	$2.687905	26,320.161
	2018	$2.246444	$2.081029	63,354.183
	2017	$1.881019	$2.246444	69,429.000
	2016	$1.713687	$1.881019	23,673.827
	2015	$1.739821	$1.713687	2,949.474
	2014	$1.545777	$1.739821	19,618.218
	2013	$1.183384	$1.545777	90,406.748
	2012	$1.031913	$1.183384	88,094.232
	2011	$1.039159	$1.031913	166,359.912
	2010	$0.915312	$1.039159	184,505.245

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Managed Risk - Balanced ETF - Initial Class	2019	$1.513613	$1.513614	0.000
	2018	$1.404807	$1.324645	0.000
	2017	$1.253187	$1.404807	0.000
	2016	$1.223114	$1.253187	0.000
	2015	$1.259721	$1.223114	0.000
	2014	$1.219333	$1.259721	0.000
	2013	$1.106830	$1.219333	0.000
	2012	$1.033351	$1.106830	1,672.133
	2011	$1.032121	$1.033351	0.000
	2010	$0.942705	$1.032121	0.000
TA Managed Risk – Growth ETF - Initial Class	2019	$1.354526	$1.598744	0.000
	2018	$1.477540	$1.354526	0.000
	2017	$1.261874	$1.477540	0.000
	2016	$1.219510	$1.261874	0.000
	2015	$1.277706	$1.219510	0.000
	2014	$1.244351	$1.277706	0.000
	2013	$1.060048	$1.244351	0.000
	2012	$0.962060	$1.060048	0.000
	2011	$0.984410	$0.962060	0.000
	2010	$0.882617	$0.984410	0.000
TA Morgan Stanley Capital Growth – Initial Class	2019	$3.123014	$3.809152	0.000
	2018	$2.970077	$3.123014	0.000
	2017	$2.098264	$2.970077	0.000
	2016	$2.017918	$2.098264	0.000
TA Multi-Managed Balanced - Initial Class	2019	$1.834614	$2.202056	10,198.930
	2018	$1.932066	$1.834614	17,863.854
	2017	$1.717235	$1.932066	18,481.135
	2016	$1.614903	$1.717235	18,481.135
	2015	$1.634813	$1.614903	234,877.573
	2014	$1.496727	$1.634813	258,783.760
	2013	$1.285799	$1.496727	35,356.650
	2012	$1.158879	$1.285799	44,491.728
	2011	$1.130032	$1.158879	43,779.435
	2010	$1.000000	$1.130032	50,434.289

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Initial Class	2019	$1.616140	$1.727072	598,135.394
	2018	$1.650506	$1.616140	752,403.190
	2017	$1.596391	$1.650506	744,215.807
	2016	$1.576717	$1.596391	884,378.708
	2015	$1.588612	$1.576717	1,317,615.333
	2014	$1.539683	$1.588612	1,105,241.712
	2013	$1.602826	$1.539683	1,707,990.973
	2012	$1.512031	$1.602826	2,602,021.000
	2011	$1.443415	$1.512031	3,064,935.408
	2010	$1.366065	$1.443415	1,892,804.200
TA Small/Mid Cap Value - Initial Class	2019	$3.907492	$4.825331	26,365.382
	2018	$4.477538	$3.907492	28,140.882
	2017	$3.930886	$4.477538	26,955.303
	2016	$3.292212	$3.930886	27,964.230

	2015	$3.426026	$3.292212	33,283.727
	2014	$3.303107	$3.426026	34,990.408
	2013	$2.458208	$3.303107	39,125.274
	2012	$2.142895	$2.458208	48,922.512
	2011	$2.233256	$2.142895	68,294.117
	2010	$1.737248	$2.233256	71,456.074
TA T. Rowe Price Small Cap - Initial Class	2019	$2.433424	$3.184696	186,146.630
	2018	$2.657094	$2.433424	204,520.125
	2017	$2.202377	$2.657094	172,775.861
	2016	$2.008828	$2.202377	194,653.265
	2015	$1.989536	$2.008828	379,259.000
	2014	$1.894320	$1.989536	496,271.514
	2013	$1.333909	$1.894320	420,503.492
	2012	$1.169794	$1.333909	315,780.302
	2011	$1.166967	$1.169794	58,690.929
	2010	$0.880690	$1.166967	54,423.037
TA TS&W International Equity - Initial Class	2019	$1.565472	$1.868135	4,951.182
	2018	$1.880145	$1.565472	12,706.327
	2017	$1.551799	$1.880145	18,762.546
	2016	$1.664099	$1.551799	36,646.582
	2015	$1.686938	$1.664099	18,209.450
	2014	$1.804786	$1.686938	30,706.605
	2013	$1.550441	$1.804786	34,759.626
	2012	$1.287719	$1.550441	55,874.026
	2011	$1.452438	$1.287719	62,357.614
	2010	$1.333517	$1.452438	62,556.110
TA WMC US Growth - Initial Class	2019	$2.437866	$3.365350	123,418.422
	2018	$2.468214	$2.437866	163,134.956
	2017	$1.938049	$2.468214	168,471.446
	2016	$1.912329	$1.938049	247,809.230
	2015	$1.815723	$1.912329	269,448.093
	2014	$1.657962	$1.815723	293,778.590
	2013	$1.269770	$1.657962	309,727.723
	2012	$1.138365	$1.269770	346,093.733
	2011	$1.199611	$1.138365	399,115.891
	2010	$1.033012	$1.199611	452,465.094
Vanguard VIF Equity Index Portfolio	2019	$2.505523	$3.242786	217,923.193
	2018	$2.662040	$2.505523	264,281.906
	2017	$2.219780	$2.662040	304,665.020
	2016	$2.013997	$2.219780	302,503.870
	2015	$2.017649	$2.013997	1,954,992.650
	2014	$1.803336	$2.017649	2,299,316.068
	2013	$1.384066	$1.803336	2,735,216.536
	2012	$1.212026	$1.384066	3,144,636.229
	2011	$1.206235	$1.212026	3,802,070.894
	2010	$1.064898	$1.206235	5,181,893.881
Vanguard VIF International Portfolio	2019	$1.266192	$1.637706	333,296.516
	2018	$1.470109	$1.266192	489,207.287
	2017	$1.045273	$1.470109	469,355.193
	2016	$1.040865	$1.045273	463,121.075
	2015	$1.064131	$1.040865	496,289.850
	2014	$1.149149	$1.064131	469,255.929
	2013	$0.945844	$1.149149	551,868.663
	2012	$0.798764	$0.945844	579,627.350
	2011	$0.937202	$0.798764	471,448.324
	2010	$0.821589	$0.937202	310,000.785
Vanguard VIF Mid-Cap Index Portfolio	2019	$2.942945	$3.796465	263,740.872
	2018	$3.293103	$2.942945	317,494.082
	2017	$2.805421	$3.293103	363,621.485
	2016	$2.561313	$2.805421	427,133.863
	2015	$2.636290	$2.561313	663,550.134
	2014	$2.354454	$2.636290	877,048.237
	2013	$1.770251	$2.354454	773,545.605
	2012	$1.550778	$1.770251	838,071.392
	2011	$1.605934	$1.550778	844,708.241
	2010	$1.299525	$1.605934	1,229,412.633
Vanguard VIF Real Estate Index Portfolio	2019	$3.201787	$4.065164	53,274.464
	2018	$3.432174	$3.201787	66,292.188
	2017	$3.323062	$3.432174	69,935.490
	2016	$3.111120	$3.323062	85,600.259
	2015	$3.087563	$3.111120	659,978.384
	2014	$2.407440	$3.087563	779,625.256
	2013	$2.386693	$2.407440	865,068.851
	2012	$2.061535	$2.386693	916,686.546
	2011	$1.928620	$2.061535	1,200,684.034

	2010	$1.525561	$1.928620	1,326,731.609
Vanguard VIF Short Term Investment Grade Portfolio	2019	$1.347987	$1.404387	1,031,194.359
	2018	$1.353580	$1.347987	1,234,332.757
	2017	$1.345034	$1.353580	1,822,123.275
	2016	$1.328406	$1.345034	1,900,396.093
	2015	$1.332691	$1.328406	2,826,226.387
	2014	$1.328686	$1.332691	2,447,633.604
	2013	$1.333612	$1.328686	2,867,208.031
	2012	$1.295831	$1.333612	1,291,191.810
	2011	$1.288556	$1.295831	1,288,458.776
	2010	$1.242399	$1.288556	1,227,284.996
Vanguard VIF Total Bond Market Index Portfolio	2019	$1.518512	$1.626640	566,521.485
	2018	$1.542645	$1.518512	847,147.527
	2017	$1.512306	$1.542645	428,460.204
	2016	$1.497176	$1.512306	413,175.603
	2015	$1.513829	$1.497176	614,512.696
	2014	$1.450329	$1.513829	839,679.196
	2013	$1.505828	$1.450329	906,227.770
	2012	$1.468679	$1.505828	2,994,037.713
	2011	$1.384005	$1.468679	3,497,035.897
	2010	$1.318376	$1.384005	2,868,450.351
Wanger International	2019	$2.872194	$3.680258	313,560.707
	2018	$3.540823	$2.872194	278,730.230
	2017	$2.702524	$3.540823	320,221.423
	2016	$2.780758	$2.702524	381,502.079
	2015	$2.818375	$2.780758	649,938.425
	2014	$2.990967	$2.818375	505,897.684
	2013	$2.479672	$2.990967	346,584.316
	2012	$2.069540	$2.479672	303,273.483
	2011	$2.459066	$2.069540	349,233.398
	2010	$1.997044	$2.459066	518,777.230
Wanger USA	2019	$3.221595	$4.163218	72,039.228
	2018	$3.317065	$3.221595	92,766.406
	2017	$2.813987	$3.317065	97,215.568
	2016	$2.510963	$2.813987	131,897.164
	2015	$2.562996	$2.510963	145,407.813
	2014	$2.481440	$2.562996	160,122.936
	2013	$1.882124	$2.481440	183,821.814
	2012	$1.591088	$1.882124	181,554.252
	2011	$1.672533	$1.591088	165,660.214
	2010	$1.375546	$1.672533	271,279.963

VI. The following hereby supplements the Appendix A - Condensed Financials section of the Advisor’s Edge Select prospectus:

APPENDIX

APPENDIX A - CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (including any applicable fund facilitation fees) for each subaccount available on December 31, 2019.

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units r
DFA VA Global Bond Portfolio	2019	$1.263997	$1.298094	2,247,068.206
	2018	$1.260393	$1.263997	2,771,988.462
	2017	$1.252176	$1.260393	3,093,190.485
	2016	$1.248722	$1.252176	3,310,446.758
	2015	$1.247512	$1.248722	3,717,308.181
	2014	$1.230116	$1.247512	4,228,516.366
	2013	$1.252347	$1.230116	4,626,150.210
	2012	$1.211734	$1.252347	4,617,683.627
	2011	$1.000493	$1.211734	5,108,873.343
	2010	$1.130702	$1.176194	4,742,098.673
DFA VA International Small Portfolio	2019	$1.855108	$2.265620	682,283.042
	2018	$2.346039	$1.855108	750,902.874
	2017	$1.831457	$2.346039	898,100.370
	2016	$1.748941	$1.831457	1,163,131.594
	2015	$1.676817	$1.748941	1,357,285.088
	2014	$1.805457	$1.676817	1,482,482.605

	2013	$1.441422	$1.805457	1,675,210.778
	2012	$1.224652	$1.441422	1,955,185.587
	2011	$1.181505	$1.224652	2,196,108.226
	2010	$1.185644	$1.458578	2,330,881.176
DFA VA International Value Portfolio	2019	$1.380772	$1.576883	920,068.365
	2018	$1.689586	$1.380772	1,009,385.277
	2017	$1.362402	$1.689586	1,215,248.354
	2016	$1.266738	$1.362402	1,579,948.171
	2015	$1.381273	$1.266738	1,677,959.142
	2014	$1.509367	$1.381273	1,756,570.984
	2013	$1.258722	$1.509367	1,919,005.953
	2012	$1.091637	$1.258722	2,182,786.817
	2011	$1.164691	$1.091637	2,362,237.461
	2010	$1.223955	$1.333488	2,327,538.315
DFA VA Short-Term Fixed Portfolio	2019	$1.034974	$1.045856	2,683,016.886
	2018	$1.031778	$1.034974	3,265,101.164
	2017	$1.038069	$1.031778	3,720,877.584
	2016	$1.044836	$1.038069	3,965,309.458
	2015	$1.056791	$1.044836	4,361,152.555
	2014	$1.070553	$1.056791	4,815,887.543
	2013	$1.083310	$1.070553	5,205,963.757
	2012	$1.089921	$1.083310	5,258,539.189
	2011	$1.006178	$1.089921	5,451,998.022
	2010	$1.104649	$1.100892	4,968,659.136
DFA VA U.S. Large Value Portfolio	2019	$2.171912	$2.692897	777,341.876
	2018	$2.507390	$2.171912	908,747.038
	2017	$2.136058	$2.507390	1,131,769.087
	2016	$1.822888	$2.136058	1,476,805.583
	2015	$1.914548	$1.822888	1,724,866.918
	2014	$1.780570	$1.914548	1,954,248.073
	2013	$1.282756	$1.780570	2,288,532.600
	2012	$1.067254	$1.282756	2,926,366.485
	2011	$1.100053	$1.067254	3,584,494.042
	2010	$0.942883	$1.121135	3,839,165.042
DFA VA U.S. Targeted Value Portfolio	2019	$1.960319	$2.368204	852,407.161
	2018	$2.364088	$1.960319	927,120.651
	2017	$2.184890	$2.364088	1,179,399.592
	2016	$1.738538	$2.184890	1,511,114.523
	2015	$1.861080	$1.738538	1,751,752.294
	2014	$1.820590	$1.861080	1,961,569.741
	2013	$1.277062	$1.820590	2,278,074.013
	2012	$1.078690	$1.277062	2,908,411.054
	2011	$1.148732	$1.078690	3,573,522.817
	2010	$0.901098	$1.146436	3,838,141.112

THE ADVISOR’S EDGE SELECT®

VARIABLE ANNUITY

Issued Through

Separate Account VA CC

By

Transamerica Premier Life Insurance Company

Supplement dated May 1, 2016

To the

Prospectus dated May 1, 2016

The following investment choices are hereby added to your policy:

DFA Investment Dimensions Group Inc.

Advised by Dimensional Fund Advisors, LP

VA Global Bond Portfolio

VA International Small Portfolio

VA International Value Portfolio

VA Short-Term Fixed Portfolio

VA U.S. Large Value Portfolio

VA U.S. Targeted Value Portfolio

All defined terms used herein, which are not defined herein, shall have the same meanings as the same terms used in the accompanying prospectus.

The following hereby amends, and to the extent inconsistent replaces, the Summary in the prospectus.

EXPENSES

Transamerica Premier Life Insurance Company will deduct daily mortality and expense risk fees and administrative charges at an annual rate of 1.45% from the assets in each Subaccount.

DEATH BENEFIT

When you purchase a policy you generally may choose the following death benefit:

•	Return of Premium.

ADDITIONAL FEATURES

The “Additional Death Benefit” (“ADB”) and Additional Death Distribution - II (“ADD-II”) referred to in the base prospectus are not available for this policy.

The following hereby amends, and to the extent inconsistent replaces, SECTION 5 – EXPENSES; Mortality and Expense Risk Fee in the prospectus.

Transamerica Premier Life Insurance Company charges a fee as compensation for bearing certain mortality and expense risks under the Policy. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Fee is at an annual rate of 1.30%.

This Prospectus Supplement must be accompanied

by the Prospectus for The Advisor’s Edge Select® Variable Annuity

dated May 1, 2016

The following hereby amends, and to the extent inconsistent replaces, SECTION 8 – DEATH BENEFIT; Guaranteed Minimum Death Benefit Options in the prospectus.

The Guaranteed Minimum Death Benefit for this Policy is Return of Premium. The “6 Year Step-Up Death Benefit” and “Double Enhanced Death Benefit” referred to in the base prospectus are not available for this Policy.

The following hereby amends, and to the extent inconsistent replaces, SECTION 10 – ADDITIONAL FEATURES in the prospectus.

The “Additional Death Benefit” (“ADB”) and Additional Death Distribution - II (“ADD-II”) referred to in the base prospectus are not available for this Policy.

The following information hereby supplements the corresponding APPENDIX A contained in the prospectus.

APPENDIX A - CONDENSED FINANCIAL INFORMATION

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		#Units
DFA - VA Global Bond Portfolio Subaccount Inception Date May 1, 2005	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005	$ $ $ $ $ $ $ $ $ $ $	1.247512 1.230116 1.252347 1.211734 1.000493 1.130702 1.094417 1.062949 1.023064 1.000000 1.000000	$ $ $ $ $ $ $ $ $ $ $	1.248722 1.247512 1.230116 1.252347 1.211734 1.176194 1.130702 1.094417 1.062949 1.023064 1.000493	3,717,308.181 4,228,516.366 4,626,150.210 4,617,683.627 5,108,873.343 4,742,098.673 4,611,056.717 5,385,364.911 5,255,537.693 2,947,675.258 695,696
DFA - VA International Small Portfolio Subaccount Inception Date May 1, 2005	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005	$ $ $ $ $ $ $ $ $ $ $	1.676817 1.805457 1.441422 1.224652 1.181505 1.185644 0.859987 1.527464 1.453775 1.000000 1.000000	$ $ $ $ $ $ $ $ $ $ $	1.748941 1.676817 1.805457 1.441422 1.224652 1.458578 1.185644 0.859987 1.527464 1.453775 1.181505	1,357,285.088 1,482,482.605 1,675,210.778 1,955,185.587 2,196,108.226 2,330,881.176 2,626,363.390 2,540,689.418 2,242,272.840 1,323,837.957 282,882
DFA - VA International Value Portfolio Subaccount Inception Date May 1, 2005	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005	$ $ $ $ $ $ $ $ $ $ $	1.381273 1.509367 1.258722 1.091637 1.164691 1.223955 0.900190 1.685294 1.543868 1.000000 1.000000	$ $ $ $ $ $ $ $ $ $ $	1.266738 1.381273 1.509367 1.258722 1.091637 1.333488 1.223955 0.900190 1.685294 1.543868 1.164691	1,677,959.142 1,756,570.984 1,919,005.953 2,182,786.817 2,362,237.461 2,327,538.315 2,568,981.563 2,385,163.617 2,126,786.067 1,282,415.053 283,382
DFA - VA Short-Term Fixed Portfolio Subaccount Inception Date May 1, 2005	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005	$ $ $ $ $ $ $ $ $ $ $	1.056791 1.070553 1.083310 1.089921 1.006178 1.104649 1.100172 1.073710 1.037732 1.000000 1.000000	$ $ $ $ $ $ $ $ $ $ $	1.044836 1.056791 1.070553 1.083310 1.089921 1.100892 1.104649 1.100172 1.073710 1.037732 1.006178	4,361,152.555 4,815,887.543 5,205,963.757 5,258,539.189 5,451,998.022 4,968,659.136 4,680,267.337 5,328,285.979 5,173,276.104 2,908,505.915 694,631

2

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		#Units
DFA - VA U.S. Large Value Portfolio Subaccount Inception Date May 1, 2005	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005	$ $ $ $ $ $ $ $ $ $ $	1.914548 1.780570 1.282756 1.067254 1.100053 0.942883 0.736221 1.242846 1.299199 1.000000 1.000000	$ $ $ $ $ $ $ $ $ $ $	1.822888 1.914548 1.780570 1.282756 1.067254 1.121135 0.942883 0.736221 1.242846 1.299199 1.100053	1,724,866.918 1,954,248.073 2,288,532.600 2,926,366.485 3,584,494.042 3,839,165.042 4,505,459.858 4,104,248.283 3,673,658.601 1,960,304.650 384,322
DFA - VA U.S. Targeted Value Portfolio Subaccount Inception Date May 1, 2005	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005	$ $ $ $ $ $ $ $ $ $ $	1.861080 1.820590 1.277062 1.078690 1.148732 0.901098 0.721994 1.161597 1.369745 1.000000 1.000000	$ $ $ $ $ $ $ $ $ $ $	1.738538 1.861080 1.820590 1.277062 1.078690 1.146436 0.901098 0.721994 1.161597 1.369745 1.148732	1,751,752.294 1,961,569.741 2,278,074.013 2,908,411.054 3,573,522.817 3,838,141.112 4,574,769.696 4,187,480.011 3,555,073.280 1,822,885.703 367,614

3

THE ADVISOR’S EDGE SELECT®

VARIABLE ANNUITY

Issued Through

Separate Account VA CC

By

Transamerica Premier Life Insurance Company

Prospectus

May 1, 2016

The Advisor’s Edge Select® Variable Annuity (the “Policy”) provides a means of investing on a tax-deferred basis in a variety of portfolios of underlying mutual funds (the “Portfolios”) and a fixed account which offers interest at rates that are guaranteed by Transamerica Premier Life Insurance Company. The Policy is an individual variable annuity policy and is intended for retirement savings or other long-term investment purposes. For investments in the Subaccounts, the Policy Owner (“You,” “Your”) bears all investment risk (including the possible loss of principal), and investment results are not guaranteed. The Policy provides a Right to Cancel period of at least 20 days (30 days or more in some instances) during which the Policy may be cancelled.

Before investing you should carefully read this prospectus and the accompanying prospectuses for the Portfolios of the underlying mutual funds. These prospectuses give you important information about the Policy and the Portfolios, including the objectives, risks, and strategies of the Portfolios; you should keep them for future reference.

A Statement of Additional Information (“SAI”) for the Policy prospectus has been filed with the Securities and Exchange Commission, is incorporated by reference, and is available free of charge by calling our Administrative Office at 1-800-525-6205. The Table of Contents of the Statement of Additional Information is included at the end of this prospectus. Information about the variable annuity also can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information.

The Policy is not available in all states.

This prospectus does not constitute an offering in any jurisdiction where it would be unlawful to make an offering like this. We have not authorized anyone to give any information or make any representations about this offering other than those contained in this prospectus. You should not rely on any other information or representations.

Please note that the policies, fixed account, and the separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The subaccounts available under this policy invest in underlying funds of the Portfolio listed below:

SUBACCOUNT	PORTFOLIO
Columbia Variable Portfolio - Small Company Growth Fund	Columbia Variable Portfolio - Small Company Growth Fund
Federated Fund for U.S. Government Securities II	Federated Fund for U.S. Government Securities II
Federated Government Money Fund II	Federated Government Money Fund II
Federated High Income Bond Fund II – Primary Shares	Federated High Income Bond Fund II – Primary Shares
Federated Managed Tail Risk Fund II – Primary Shares	Federated Managed Tail Risk Fund II – Primary Shares
Federated Managed Volatility Fund II	Federated Managed Volatility Fund II
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP Mid Cap Portfolio	Fidelity® VIP Mid Cap Portfolio
Fidelity® VIP Value Strategies Portfolio	Fidelity® VIP Value Strategies Portfolio
TA Asset Allocation - Conservative	Transamerica Asset Allocation - Conservative VP
TA Asset Allocation - Growth	Transamerica Asset Allocation - Growth VP
TA Asset Allocation - Moderate	Transamerica Asset Allocation - Moderate VP
TA Asset Allocation - Moderate Growth	Transamerica Asset Allocation - Moderate Growth VP
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP
TA Clarion Global Real Estate Securities	Transamerica Clarion Global Real Estate Securities VP
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP
TA MFS International Equity	Transamerica MFS International Equity VP
TA Managed Risk – Balanced ETF	Transamerica Managed Risk – Balanced ETF VP
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP
TA PIMCO Total Return	Transamerica PIMCO Total Return VP
TA Systematic Small/Mid Cap Value	Transamerica Systematic Small/Mid Cap Value VP
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP
TA TS&W International Equity	Transamerica TS&W International Equity VP
TA WMC US Growth	Transamerica WMC US Growth VP
Equity Index Portfolio	Equity Index Portfolio
International Portfolio	International Portfolio
Mid-Cap Index Portfolio	Mid-Cap Index Portfolio
REIT Index Portfolio	REIT Index Portfolio
Short-Term Investment-Grade Portfolio	Short-Term Investment-Grade Portfolio
Total Bond Market Index Portfolio	Total Bond Market Index Portfolio
Wanger International	Wanger International
Wanger USA	Wanger USA

For more information on the underlying funds, please refer to the prospectus for the underlying fund.

2

Contents

4	Glossary	42	Additional Features

6	Summary	47	Other Information

10	Fee Table	53	Table of Contents of Statement of Additional Information

11	Example	54	Appendix A: Portfolios Associated with the Subaccounts

13	The Annuity Policy	57	Appendix B: Condensed Financial Information

14	Purchase	84	Appendix C: Policy Form Number AV375

16	Investment Choices	89	Appendix D: Death Benefit – Adjusted Partial Withdrawal

22	Performance	90	Appendix E: Additional Death Benefit — Additional Information

22	Expenses	91	Appendix F: Additional Death Benefit II – Additional Information

25	Access To Your Money	92	Appendix G: Architect Guaranteed Lifetime Withdrawal Benefit Rider

27	Annuity Payments	101	Appendix H: Guaranteed Minimum Income Benefit

31	Death Benefit	104	Appendix I: Additional Death Benefit – Extra

33	Tax Information

3

GLOSSARY OF TERMS

Accumulation Unit – An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value – The policy value increased or decreased by any excess interest adjustments.

Administrative Office – Transamerica Premier Life Insurance Company, Attn: Customer Care Group 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, 800-525-6205.

Annual Policy Service Charge – An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses.

Annuitant – The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date – The date upon which annuity payments are to commence.

Annuity Payment Option – A method of receiving a stream of annuity payments selected by the owner.

Beneficiary – The person who has the right to the death benefit set forth in the policy.

Business Day – A day when the New York Stock Exchange is open for business.

Cash Value – The Policy Value increased or decreased by an excess interest adjustment, less the Annual Policy Service Charge, and less any applicable premium taxes and any rider fees. This value is applied upon surrender.

Code – The Internal Revenue Code of 1986, as amended.

Excess Interest Adjustment – A positive or negative adjustment to amounts withdrawn upon partial withdrawals, surrenders or transfers from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by Transamerica Premier Life Insurance Company since the date any payment was received by, or an amount was transferred to, a guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account – One or more investment choices under the Policy that are part of Transamerica Premier Life Insurance Company’s general assets and are not in the Separate Account.

Good Order – An instruction that Transamerica Premier Life Insurance Company receives that is sufficiently complete and clear – along with all necessary forms, information and supporting legal documentation, including any required spousal or joint owner’s consents – so that Transamerica Premier Life Insurance Company does not need to exercise any discretion to follow such instruction. All requests for a partial or full withdrawal, a transfer, a death benefit, or other transaction or change, must be in good order.

Guaranteed Period Options (“GPO”) – The various guaranteed interest rate periods of the fixed account that Transamerica Premier Life Insurance Company may offer and into which Premium Payments may be paid or amounts may be transferred.

Owner (Policy Owner, You, Your) – The individual who (or entity that) may exercise all rights and privileges under an individual policy.

Policy – The individual policy.

Policy Date – The date shown on the policy data page attached to the Policy and the date on which the Policy becomes effective.

Policy Value – On or before the annuity commencement date, the policy value is equal to the owner’s:

•	Premium Payments; minus

•	partial withdrawals (including any applicable excess interest adjustments on such withdrawals); plus

•	interest credited in the fixed account; plus or minus

•	accumulated gains or losses in the separate account; minus

•	services charges, premium taxes, rider fees, and transfer fees, if any.

Policy Year – A policy year begins on the policy date and on each anniversary thereafter.

4

Premium Payment – An amount paid to Transamerica Premier Life Insurance Company by the Owner or on the Owner’s behalf as consideration for the benefits provided by the Policy.

Qualified Policy – A Policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account – Separate Account VA CC, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.

Subaccount – A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

Valuation Period – The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made generally at the close of business on each market day.

Variable Annuity Payments – Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice or Written Request – Written notice that is signed by the owner, is in good order and received at the Administrative Office, and that gives Transamerica Premier Life Insurance Company the information it requires. For some transactions, Transamerica Premier Life Insurance Company may accept an electronic notice, such as telephone instructions, instead of written notice. Such written or electronic notice must meet the requirements for good order that Transamerica Premier Life Insurance Company establishes for such notices.

5

SUMMARY

The numbered sections in this Summary provide you with a concise discussion of the major topics covered in this prospectus. Each section of the Summary is discussed in greater detail in the main body of the prospectus at corresponding numbered headings. Please read the full prospectus carefully.

1. THE ANNUITY POLICY

The Advisor’s Edge Select® Variable Annuity

The Advisor’s Edge Select® Variable Annuity is a flexible-premium variable annuity offered by Transamerica Premier Life Insurance Company (“TPLIC,” “We,” “Us,” “Our”). The Policy provides a means of investing on a tax-deferred basis in various Portfolios of the underlying funds and a fixed account offered by TPLIC.

Who Should Invest

The Policy is intended for long-term investors who want tax-deferred accumulations of funds, generally for retirement but also for other long-term purposes.

The Policy provides benefits in two distinct phases: accumulation and income.

The Accumulation Phase

During the Accumulation Phase, you choose to allocate your investment in the Policy among the various Portfolios and the fixed account available under the Policy. You can contribute additional amounts to the Policy and you can take withdrawals from the Policy during the Accumulation Phase. The value of your investment depends on the investment performance of the Portfolios of the underlying funds that you choose, and the interest rate we credit to the fixed account. (That interest rate will not be less than the guaranteed minimum effective annual interest rate shown on your Policy.) Your earnings are generally not taxed during this phase unless you withdraw them.

The Income Phase

During the Income Phase, you can receive regular annuity payments on a fixed or variable basis and for various periods of time depending on your need for income and the choices available under the Policy. See ANNUITY PAYMENTS, for more information about Annuity Payment Options.

2. PURCHASE

You can buy the Policy with a minimum investment of $10,000 for Non-Qualified Policies and $1,000 for Qualified Policies. You must obtain prior company approval to purchase a policy with an amount less than the stated minimum. You can add $500 or more to Non-Qualified Policies and $25 or more to Qualified Policies at any time during the Accumulation Phase. We reserve the right to require prior approval of any cumulative Premium Payments over $1,000,000 (this includes subsequent Premium Payments) for policies with the same owner or same annuitant.

3. INVESTMENT CHOICES

When you purchase the Policy, your Premium Payments are deposited into the Separate Account VACC (the “Separate Account”) or the fixed account, according to your allocation instructions. The Separate Account contains a number of Subaccounts that invest exclusively in shares of corresponding Portfolios of the underlying mutual funds (the “Subaccounts”). The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios. Assets in the Separate Account belong to TPLIC, but are accounted for separately from the Company’s other assets and can be used only to satisfy its obligations to the Policy Owners.

You can allocate your Premium Payments to one of several underlying fund portfolios listed under Investment Choices in this prospectus and described in the underlying fund prospectuses. Depending upon their investment performance, you can make or lose money in any of the subaccounts.

You can also allocate your premium payments to the fixed account.

We currently allow you to transfer money between any of the investment choices during the accumulation phase. We reserve the right to charge a $10 fee for each transfer in excess of 12 transfers per Policy Year and to impose restrictions and limitations on transfers.

4. PERFORMANCE

The investment performance of the Subaccounts you choose directly affects the value of your Policy. For investments in the Subaccounts, you bear all

6

investment risk (including the possible loss of principal), and investment results are not guaranteed. From time to time, TPLIC may advertise the investment performance of the Subaccounts. In doing so, it will use standardized methods prescribed by the Securities and Exchange Commission (“SEC”), as well as certain non-standardized methods.

Past performance does not indicate or predict future performance.

5. EXPENSES

Note: The following section on expenses and the Policy Fee Table and Example apply only to Policies issued after the date of this prospectus. See “Appendix B” for information about prior versions of the Policy.

No sales load is deducted from Premium Payments.

No surrender charge applies to withdrawals. Full surrenders, partial withdrawals, and transfers from a Guaranteed Period Option of the fixed account may be subject to an Excess Interest Adjustment, however, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an Annuity Payment Option from a Guaranteed Period Option of the fixed account.

TPLIC will deduct daily mortality and expense risk fees and administrative charges at an annual rate of either 1.45%, 1.50% or 1.60% from the assets in each Subaccount (depending on the death benefit you select).

On each Policy Anniversary and at the time of surrender during any Policy Year before the Annuity Commencement Date, we reserve the right to assess a Annual Policy Service Charge of up to $30 for policy administration expenses. The Annual Policy Service Charge will not be deducted on a Policy Anniversary or at the time of surrender if, at either of these times, (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000; (2) the Policy Value equals or exceeds $50,000, or (3) the Policy is a Qualified Policy.

If you elect the Additional Death Benefit option, then there is an annual fee during the Accumulation Phase of 0.25% of the Policy Value.

If you elect the Additional Death Distribution - II option, then there is an annual fee of 0.55% of the Policy Value.

If you elect the Initial Payment Guarantee when you annuitize, then there is an additional fee (during the income phase) currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts.

The fee may be higher or lower at the time you annuitize or elect the Initial Payment Guarantee.

If you select the Life with Emergency Cash® annuity payment option, then a surrender charge applies for the first four years after the Annuity Commencement Date. We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time that you annuitize under this option.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable. State premium taxes currently range from 0% to 3.5%, depending on the state.

The value of net assets of the Subaccounts will reflect the management fee and other expenses incurred by the Portfolios.

6. ACCESS TO YOUR MONEY

You can take money out of your Policy at any time during the Accumulation Phase. Each withdrawal you make must be at least $500 ($50 if using Systematic Payout Option). If you have Policy Value in the fixed account, then each Policy Year you may withdraw up to 10% of your Policy Value in the fixed account (“free amount”) free of Excess Interest Adjustments. Amounts withdrawn from the fixed account in excess of the 10% “free amount”, may be subject to Excess Interest Adjustments. You may have to pay income tax and a tax penalty on any money you take out. Withdrawals may be restricted under Qualified Policies.

Full and partial withdrawals are not generally permitted during the income phase unless you elect the Life with Emergency Cash® annuity payment option.

7. ANNUITY PAYMENTS

During the Income Phase, you receive regular annuity payments under a wide range of Annuity Payment Options. The Policy allows you to receive an income guaranteed for as long as you live or until the second of two people dies. You may also choose to receive a guaranteed number of payments over a number of years. Most Annuity Payment Options are available on either a variable basis (where the amount

7

of each payment rises or falls depending on the investment performance of the Portfolios of the underlying funds you have chosen) or a fixed basis (where the amount of each payment will remain level). If you select a variable payment option, the dollar amount of your payments may go up or down. However, the Initial Payment Guarantee is available (for an extra fee) under the Policy, and it, guarantees a minimum amount for each annuity payment.

8. DEATH BENEFIT

If you are both the owner and the annuitant and you die before the Income Phase begins, then your beneficiary will receive a death benefit. If the owner is not the annuitant, no death benefit is paid if the owner dies; however required distribution rules require that the policy value be distributed upon the death of any owner.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your advisor if you have questions.

You may choose one of the following guaranteed minimum death benefits:

•	Return of Premium—available if the owner or annuitant is age 0 to 85 on the Policy Date;

•	6 Year Step-Up to Age 81—available if the owner or annuitant is age 0 to 75 on the Policy Date; or

•	Double Enhanced Death Benefit—available if the owner or annuitant is age 0 to 79 on the Policy Date.

Charges are lower if you choose the Policy Value death benefit. After the Policy is issued, the death benefit option cannot be changed.

If the guaranteed minimum death benefit is not available because of the age of the owner or annuitant, the death benefit will be the greater of the Policy Value or the Cash Value as of the date of death.

9. TAXES

In general, you are not taxed on earnings on your investment in the Policy until you withdraw them or receive Annuity Payments. Earnings are taxed as ordinary income. During the Accumulation Phase, for tax purposes withdrawals are taken from earnings first, then from your investment in the Policy. For Annuity Payments, payments come partially from earnings and partially from your investment. You are taxed only on the earnings portion of each Annuity Payment. If you receive money from the Policy before age 59 1⁄2, you may have to pay a 10% penalty tax on the earnings portion received.

10. ADDITIONAL FEATURES

This Policy has additional features that might interest you. These features are not available in all states and may not be suitable for your particular situation. These include the following:

•	You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your Policy is in the Accumulation Phase. This feature is referred to as the “systematic payout option.” Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•	You can elect one of two optional riders that might pay an additional amount on top of the policy death benefit, in certain circumstances. These features are called the “Additional Death Benefit” (“ADB”) and Additional Death Distribution - II (“ADD-II”). There is an extra charge for these riders.

•	You can elect an optional rider at the time of annuitization that guarantees your variable annuity payments will never be less than a percentage of the initial variable annuity payment. This feature is called the “Initial Payment Guarantee”. There is an extra charge for this rider.

•	Under certain medically related circumstances, we will allow you to surrender or partially withdraw your Policy Value without an Excess Interest Adjustment. This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”

•	Under certain unemployment circumstances, you may withdraw all or a portion of the Policy Value free of Excess Interest Adjustments. This feature is called the “Unemployment Waiver.”

•	You may make transfers and/or change the allocation of additional Premium Payments by telephone, or any other means acceptable to TPLIC. We may restrict or eliminate this feature.

•	We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the Policy Value among the various subaccounts. This feature is called “Asset Rebalancing.”

8

•	You can arrange to have a certain amount of money (at least $500) automatically transferred from the fixed account or the Federated Government Money Fund II Subaccount either monthly or quarterly, into your choice of Subaccounts. This feature is called “Dollar Cost Averaging.”

11. OTHER INFORMATION

Right to Cancel Period

You may return your Policy for a refund, but only if you return it in good order and within a prescribed period, which is usually 20 to 30 days after you receive the Policy, or whatever longer period may be required by state law. The amount of the refund will generally be Premiums paid, plus or minus accumulated gains or losses in the Separate Account. However, if state law requires, then we will refund your original Premium Payment(s). A returned Policy will be deemed void.

State Variations

Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. Please note that this prospectus describes the material rights and obligations of the Policy Owner, and maximum fees and charges for all Policy features and benefits are set forth in the fee table of this prospectus. See your Policy for specific variations because any such state variation will be included in your Policy. See your advisor or contact us for specific information that may be applicable to your state.

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company is a life insurance company incorporated under Iowa law. It is principally engaged in offering life insurance and annuity policies.

Separate Account VA CC

The Separate Account is a unit investment trust registered with the SEC and operating under Iowa law. The Separate Account has various Subaccounts dedicated to the Policy, each of which invests solely in a corresponding Portfolio of the underlying funds.

Condensed Financial Information

Please note that Appendix B contains a history of accumulation unit values in a table labeled “Condensed Financial Information”

12. INQUIRIES AND POLICY AND POLICYHOLDER INFORMATION

If you need more information or want to make a transaction, please contact us at:

Transamerica Premier Life Insurance Company

Administrative Office

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(800) 525-6205

You may check your policy at www.transamerica.com. Follow the logon procedures. We cannot guarantee that you will be able to access this site.

You should protect your logon information, because on-line (or telephone) options may be available and could be made by anyone who knows your logon information. We may not be able to verify that the person providing instructions using your logon information is you or someone authorized by you.

9

FEE TABLE(1)

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, or transfer Cash Value between investment choices. State premium taxes may also be deducted, and Excess Interest Adjustments may be made to amounts surrendered or applied to Annuity Payment Options from Cash Value from the fixed account.

Policy Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Contingent Deferred Sales Load (surrender charge)(2)	None
Transfer Fees(3)	$0 - $10
Special Service Fee(4)	$0 - $25

(1)

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase, the fees may be different than those described in the fee table. See Section 5, “Expenses.”

(2)	If you select the Life With Emergency Cash® annuity payment option, you will be subject to a surrender charge after the Annuity Commencement Date. See Section 5, “Expenses.”
(3)	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for each Transfer in excess of 12 per Policy Year.
(4)

We may deduct a charge for special services, including overnight delivery, duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

The following table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Portfolio fees and expenses.

Annual Policy Service Charge per Policy			$0-30
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)(1)
Base Separate Account Expenses:
Mortality and Expense Risk Fee(2)			1.30%
Administrative Charge			0.15%
Total Base Separate Account Annual Expenses			1.45%
Optional Separate Account Annual Expenses:
6 Year Step-Up Death Benefit(3)			0.05%
Double Enhanced Death Benefit(4)			0.15%
Total Separate Account Expenses with Highest Optional Separate Account Expense(5)			1.60%
Annual Optional Rider Fees
Additional Death Benefit(6)	0.25%
Additional Death Distribution – II(7)	0.55%
Architect Guaranteed Lifetime Withdrawal Benefit(8) – No Longer Available for New Sales		Single Life Option	Joint Life Option
50% Maximum Equity Percentage		0.30%	0.45%
60% Maximum Equity Percentage		0.45%	0.65%
70% Maximum Equity Percentage		0.65%	1.00%
Guaranteed Minimum Income Benefit(9) – No Longer Available	0.45%
Additional Death Benefit – Extra(10) – No Longer Available	0.60%

(1)

If you elect the Initial Payment Guarantee at the time of annuitization, you will pay an additional fee—currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts—that is reflected in the amount of the annuity payments that you receive. See Section 10, “Additional Features.”

(2)	The mortality and expense fee shown (1.30%) is for the Return of Premium Death Benefit.
(3)	The fee for the 6 Year Step-Up Death Benefit (0.05% is in addition to the base mortality and expense risk and administrative fees.
(4)	The fee for the Double Enhanced Death Benefit (0.15%) is in addition to the base mortality and expense risk and administrative fees.
(5)	This reflects the base separate account expenses plus the fee for the Double Enhanced Death Benefit, but does not include any annual optional rider fees.

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(6)	The annual rider fee is 0.25% of the Policy Value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination. See Section 5, “Expenses.”
(7)	The annual rider fee is 0.55% of the Policy Value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination. See Section 5, “Expenses.”
(8)

The annual rider fee is a percentage of the total withdrawal base. The total withdrawal base on the rider date is the policy value (less any premium enhancement if the rider is added in the first policy year). After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent total withdrawal base adjustments. See Appendix G.

(9)

The annual rider fee is 0.45% of the minimum income base and is deducted on the rider anniversary only during the accumulation phase. If you annuitize under the rider, a guaranteed payment fee is deducted. See Appendix H.

(10)	The annual rider fee is 0.60% of the Policy Value and is deducted on the rider anniversary date. The prorated fee will be charged upon termination. See Appendix I.

The next item shows the lowest and highest total operating expenses charged by the portfolios for the year ended December 31, 2015 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Portfolio Annual Operating Expenses(1)	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.16%	1.73%

(1)

The fee table information relating to the Portfolios is for the year ending December 31, 2015 (unless otherwise noted) and was provided to TPLIC by the underlying funds, their investment advisers or managers, and TPLIC has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the Portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

EXAMPLE(1)

The following example is intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy Owner transaction expenses, Policy fees, Separate Account annual expenses, and Portfolio fees and expenses.

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2015, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, and (2) assuming no optional riders have been selected. The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the Policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit option you select.

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (1.60%)	$336	$1024	$1736	$3622
6 Year Step-Up at Age 81 Death Benefit Option (1.50%)	$326	$995	$1688	$3531
Return of Premium Death Benefit Option (1.45%)	$321	$980	$1664	$3485

(1)	Different fees and expenses not reflected in the example may be assessed during the income phase of the Policy.

EXAMPLE(1)

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2015, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, and (2) assuming the Additional Death Benefit – Extra (which is no longer available for new sales) and (except as noted in footnote #2 below) the Architect Guaranteed Lifetime Withdrawal Benefit (“Architect GLWB”) rider have been selected. The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your

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expenses are identical whether you continue the Policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the Policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit option you select:

	1 Year	3 Years	5 Years	10 Years
Double Enhanced Death Benefit Option (1.60%)(2)	$397	$1203	$2026	$4163
6 Year Step-Up to Age 81 Death Benefit Option (1.50%)	$485	$1457	$2432	$4883
Return of Premium Death Benefit Option (1.45%)	$480	$1442	$2409	$4845

(1)	Different fees and expenses not reflected in the example may be assessed during the income phase of the Policy.
(2)	These figures do not include the Architect GLWB, because you may not elect this option and the Architect GLWB rider together.

You should not consider this example to be a representation of past or future expenses or performance. Actual expenses may be higher than those shown, subject to the guarantees in the Policy. In addition, your rate of return may be more or less than the 5% assumed in the example. This example does not reflect any premium taxes.

For information concerning compensation paid for the sale of the Policies, see “Distribution of the Policies.”

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1. THE ANNUITY POLICY

The Advisor’s Edge Select® Variable Annuity is a flexible-premium variable annuity offered by TPLIC. The Policy provides a means of investing on a tax-deferred basis in various Portfolios of the underlying mutual funds (the “Portfolios”) and a fixed account. The fixed account offers interest rates that TPLIC guarantees will not decrease during the selected guaranteed period. There may be a different interest rate for each different guaranteed period that you select. The Guaranteed Period Options are the various interest rate periods for the fixed account which TPLIC may offer and into which Premium Payments may be paid or amounts transferred.

Who Should Invest

The Policy is intended for long-term investors who want tax-deferred accumulation of funds, generally for retirement, but also for other long-term investment purposes. The tax-deferred feature of the Policy is most attractive to investors in high federal and state marginal tax brackets who have exhausted other avenues of tax deferral, such as pre-tax contributions to employer-sponsored retirement or savings plans. There is no additional tax deferral benefit when the Policy is purchased to fund a qualified plan.

Do not purchase this Policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your Policy is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this Policy, you represent and warrant that you are not using the Policy, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

About the Policy

The Advisor’s Edge Select® Variable Annuity is a contract between you, the Policy Owner, and TPLIC, the issuer of the Policy. (Owners of Policies issued before the date of this prospectus, on form number AV375, should also refer to Appendix B.)

The Policy provides benefits in two distinct phases: accumulation and income.

Accumulation Phase

The Accumulation Phase starts when you purchase your Policy and ends immediately before the Annuity Commencement Date, when the Income Phase starts. During the Accumulation Phase, you choose to allocate your investment in the Policy among the various available Portfolios and the fixed account. The Policy is a variable annuity because the value of your investment in the Subaccounts can go up or down depending on the investment performance of the Subaccounts you choose. You could lose the amount that you allocate to the Subaccounts. The Policy is a flexible-premium annuity because after you purchase it, you can make additional investments of at least $500 for Non-Qualified Policies and $25 for Qualified Policies until the Income Phase begins; you are not required to make any additional investments. During this phase, you are generally not taxed on earnings from amounts invested unless you make withdrawals.

Other benefits available during the Accumulation Phase include the ability to:

•	Make transfers among your investment choices without current tax consequences. (See Transfers Among the Subaccounts and the Fixed Account.)

•	Withdraw all or part of your money with no surrender penalty charged by TPLIC, although you may incur income taxes and a 10% penalty tax and an Excess Interest Adjustment. (See ACCESS TO YOUR MONEY- Full and Partial Withdrawals.)

Income Phase

During the Income Phase, you receive regular annuity payments. The amount of these payments is based in part on the amount of money accumulated under your Policy and the Annuity Payment Option you select. The Annuity Payment Options are explained at ANNUITY PAYMENTS.

At your election, payments can be either variable or fixed. If variable, the payments rise or fall depending on the investment performance of the Subaccounts you choose. However, if you annuitize under the Initial Payment Guarantee, then TPLIC will guarantee a minimum amount of your annuity payments. There is an extra charge for this rider. If fixed, the payment amounts are level.

Annuity payments are available in a wide variety of options, including payments over a specified period or for life (for either a single life or joint lives), with or without a guaranteed number of payments.

The Separate Account

When you purchase a Policy, money you have allocated to the Subaccounts is deposited into Separate Account VA CC. The Separate Account

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contains a number of Subaccounts that invest exclusively in shares of the corresponding Portfolios. The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios. Assets in the Separate Account belong to TPLIC but are accounted for separately from TPLIC’s other assets and can be used only to satisfy its obligations to Policy Owners.

2. PURCHASE

Application and Issuance of Policies

To invest in The Advisor’s Edge Select® Variable Annuity, you should send a completed application and your initial Premium Payment to the address indicated on the application. TPLIC will issue a Policy only if the Annuitant and Joint Annuitant are 85 years of age or younger and the owner and annuitant have an immediate familial relationship.

If the application and any other required documents are received in good order, TPLIC will issue the Policy and will credit the initial Premium Payment within two Business Days after receipt. (A Business Day is any day that the New York Stock Exchange is open for regular trading.) Along with the Policy, TPLIC will also send a Variable Annuity Confirmation form, which you should complete, sign, and return in accordance with its instructions.

If TPLIC cannot credit the initial Premium Payment because the application or other required documentation is incomplete, TPLIC will contact the applicant or applicant’s financial intermediary, explaining the reason for the delay. TPLIC will refund the initial Premium Payment within five Business Days unless the applicant consents to TPLIC holding the initial Premium Payment up to 30 days. We must receive your consent prior to market close on the fifth market day after receipt of the Premium Payment. TPLIC will credit your payment within two business days after your information is both complete and in good order. If your information is not received in good order within 30 days of our receipt of your consent, then it will be returned.

Qualified Policy

In addition to Non-Qualified Policies, TPLIC also offers the Advisor’s Edge Select® as a Qualified Policy. Note that Qualified Policies contain certain other restrictive provisions limiting the timing of payments to and distributions from the Qualified Policy.

When the term “Qualified Policy” is used in this prospectus we mean a Policy that qualifies as a tax sheltered annuity or an individual retirement annuity under Section 403(b), 408(b), or 408A of the Internal Revenue Code. Pursuant to new tax regulations, starting January 1, 2009 the policy is not available for purchase under a 403(b) plan and we do not accept additional premiums or transfers to existing 403(b) policies.

Premium Payments

A Premium Payment is any amount you use to buy or add to the Policy. A Premium Payment may be reduced by any applicable Premium Tax. In that case, the resulting amount is called a net Premium Payment. The initial net Premium Payment is credited to the Policy within two Business Days of receipt (in good order) of the Premium Payment, application and other required documents.

A Few Things to Keep in Mind Regarding Premium Payments

•	The minimum initial Premium Payment for a Non-Qualified Policy is $10,000 (including anticipated premium from 1035 exchanges as indicated on your application or electronic order form).

•	The minimum Initial Premium Payment for a Qualified Policy is $1,000 (or $50 if by payroll deduction) (including anticipated premium from transfers or rollovers as indicated on your application or electronic order form).

•	You must obtain prior company approval to purchase a policy with an amount less than the stated minimum.

•	We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Transamerica Premier Life Insurance Company, however, in some circumstances, at our discretion we may accept third party checks that are from rollovers or transfers from other financial institutions. Any third party checks not accepted by TPLIC will be returned.

•	We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

•	You may make additional Premium Payments at any time during the Accumulation Phase and while the Annuitant or Joint Annuitant, if applicable, is living. Additional Premium Payments must be at least $500 for Non-Qualified Policies. Additional Premium Payments must be at least $25 for Qualified Policies.

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•	Additional Premium Payments received in good order before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) are credited to the Policy as of the close of business that same day.

•	We reserve the right to reject cumulative Premium Payments over $1,000,000 (this includes subsequent Premium Payments) for policies with the same owner or same annuitant issued by us or an affiliate. We reserve the right to refuse any Additional Premiums in excess of these limits, and if you do not obtain prior approval for Additional Premiums in excess of the dollar amounts listed above, the business will be deemed not in good order.

•	Your Initial Net Premium Payment will be invested on the policy date among the Subaccounts selected in your application. See Allocation of Premium Payments, for more information.

The date on which the Policy is issued is called the Policy Date. A Policy Anniversary is any anniversary of the Policy Date. A Policy Year is a period of twelve months starting with the Policy Date or any Policy Anniversary.

There may be delays in our receipt of applications that are outside of our control. Any such delays will affect when your Policy can be issued and your Premium Payment(s) allocated among your investment choices.

Purchasing by Wire

For wiring instructions, please contact our Administrative Office at 1-800-525-6205.

Allocation of Premium Payments

You specify on the application what portion of your Premium Payments you want to be allocated among which Subaccounts and which Guaranteed Period Options. You may allocate your Premium Payments to one or more Subaccounts or to any of the Guaranteed Period Options. All allocations you make to the Subaccounts must be in whole-number percentages totaling 100%. TPLIC reserves the right to refuse any Premium Payment.

You may change allocations for future additional premium payments by sending written instructions to our Administrative Office, or by telephone, or other electronic means acceptable to us, subject to the limitations described in ADDITIONAL FEATURES – Telephone and Electronic Transactions, or any other means acceptable to us. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

WHAT’S MY POLICY WORTH TODAY?

Policy Value

The Policy Value of your Policy is the value of all amounts accumulated under the Policy during the Accumulation Phase (similar to the current market value of a mutual fund account). When the Policy is opened, the Policy Value is equal to your initial net Premium Payment. On any Business Day thereafter, the Policy Value equals the Policy Value from the previous Business Day, plus—

•	any additional net Premium Payments credited

•	any increase in the Policy Value attributable to investment results of the Subaccount(s) you selected and the interest credited to the Guaranteed Period Options minus—

•	any decrease in the Policy Value attributable to investment results of the Subaccount(s) you selected

•	the daily Mortality and Expense Risk Fee

•	the daily Administrative Charge

•	the Annual Policy Service Charge and any rider charges if applicable

•	any withdrawals (including the net effect of any applicable Excess Interest Adjustments on such withdrawals)

•	any charges for Transfers made after the first twelve in a Policy Year

•	any Premium Taxes that occur during the Valuation Period.

(The Cash Value, which is what you receive if you fully withdraw (i.e., surrender) your Policy, is the Policy Value plus or minus any applicable Excess Interest Adjustment, and minus certain fees and charges.)

The Valuation Period is any period between two successive Business Days beginning at the close of business (generally 4:00 p.m. Eastern time) of the first Business Day and ending at the close of business of the next Business Day.

You should expect the Policy Value of your Policy to change from Valuation Period to Valuation Period.

An Accumulation Unit is a measure of your ownership interest in the Policy during the Accumulation Phase. When you allocate your net

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Premium Payments to a selected Subaccount, TPLIC will credit a certain number of Accumulation Units to your Policy. TPLIC determines the number of Accumulation Units it credits by dividing the dollar amount you have allocated to a Subaccount by the Accumulation Unit Value for that Subaccount as of the end of the Valuation Period in which the payment is credited. Each Subaccount has its own Accumulation Unit Value (similar to the share price (net asset value) of a mutual fund). The Accumulation Unit Value varies each Valuation Period with the net rate of return of the Subaccount. The net rate of return reflects the performance of the Subaccount for the Valuation Period and is net of asset charges to the Subaccount. The Policy Value in each Subaccount equals the number of Accumulation Units in the Subaccount multiplied by the Accumulation Unit Value for that Subaccount.

All dividends and capital gains earned will be reinvested and reflected in the Accumulation Unit Value.

3. INVESTMENT CHOICES

The Advisor’s Edge Select® Variable Annuity offers you a means of investing in various Portfolios offered by different investment companies (by investing in corresponding subaccounts) and a fixed account. The companies that provide investment advice and administrative services for the Portfolios offered through this Policy are listed in Appendix A: Portfolios Associated with the Subaccounts. For information about the fixed account and the Guaranteed Period Options, see The Fixed Account.

There is no assurance that a Portfolio will achieve its stated objective.

The general public may invest in the Portfolios only through certain insurance policies and qualified plans. The investment objectives and policies of the Portfolios may be similar to those of certain publicly available funds or portfolios. You should not expect the investment results of the Portfolios to be the same as those publicly available funds and portfolios.

Additional information regarding the investment objectives and policies of the Portfolios and the investment advisory services, total expenses, and charges can be found in the current prospectuses for the corresponding Funds. You should read the prospectuses for the Portfolios carefully before you invest.

Note: If you received a summary prospectus for any of the Portfolios, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

You can obtain prospectuses for the Portfolios by calling or writing to our Administrative Office.

Selection of Underlying Portfolios

The underlying portfolios offered through this product are selected by TPLIC, and TPLIC may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see “Revenue We Receive.” We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) portfolios at least in part because they are managed by one of our affiliates, Transamerica Asset Management, Inc. (“TAM”).

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because you bear the investment risk, you should carefully consider decisions you make regarding your investment allocations. Note: Certain Portfolios have similar names. It is important that you state or write the full name of the Portfolio to or from which you wish to direct your allocation when you submit an allocation request. Failure to do so may result in a delay of the requested allocation amount being credited to, or withdrawn or transferred from, the Subaccount.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each fund’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as the Fund’s website or newspapers and financial and other magazines provide more current information, including

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information about any regulatory actions or investigations relating to a Fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your Policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

We do not guarantee that any Subaccounts will always be available for Premium Payments, allocations, or transfers.

We also reserve the right to limit the number of Subaccounts you are invested in at any one time.

Addition, Deletion or Substitution of Investments

TPLIC cannot and does not guarantee that any of the subaccounts will always be available for Premium Payments, allocations or transfers. TPLIC retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. TPLIC reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in the judgment of TPLIC, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, as amended, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission (“SEC”). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuities, or from affecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of TPLIC, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by TPLIC. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. TPLIC may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, TPLIC will notify you and request reallocation of the amounts invested in the eliminated subaccount.

Similarly, TPLIC may, at its discretion, close a subaccount to new investments. Any subsequent Premium Payments (including dollar cost averaging transactions) or transfers (including asset rebalance program transactions) into a closed subaccount will be re-allocated to the remaining available investment choices according to the investment allocation instructions you previously provided. If your previous investment allocation instructions do not include any available investment choices, TPLIC will require new instructions. If TPLIC does not receive new instructions, the requested transaction will be canceled and any Premium Payment will be returned. Under asset rebalance programs the value remaining in the closed subaccount will be excluded from any future rebalancing. The value of the closed subaccount will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your Policy, you should also consider whether or not to re-allocate the value remaining in the closed subaccount to another investment choice. If you decide to re-allocate the value of the closed subaccount, you will need to provide us with instructions to achieve your goal. Under certain situations involving annuitizations (e.g., Policy reached maximum annuity commencement date) if an investment choice is closed to new investment, the amount that would have been allocated thereto will instead be used to purchase annuity units pro-rata in the other investment choices you have purchased annuity units in and which are open to new investment. Moreover, in certain situations involving death benefit adjustments for continued Policies, if an investment choice is closed to new investment, the amount that would have been allocated thereto will instead be allocated pro-rata to the other investment choices you have value allocated to and which are open to new investment.

In the event of any such substitution or change, TPLIC may, by appropriate endorsement, make such changes in the policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts.

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To the extent permitted by applicable law, TPLIC also may (i) transfer the assets of the separate account associated with the policies to another account or accounts, (ii) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (iii) create new separate accounts, (iv) add new subaccounts, or (v) add new underlying fund portfolios, or substitute a new fund for an existing fund.

The Fixed Account

Premium Payments allocated and amounts transferred to the fixed account become part of TPLIC’s general account. Interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 and 1940 Acts. TPLIC has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus which relate to the fixed account.

While we do not guarantee that the fixed account will always be available for new investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your Policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the Guaranteed Period Option you selected, the value in the Guaranteed Period Option will automatically be transferred into a new Guaranteed Period Option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders and transfers from a Guaranteed Period Option of the fixed account are subject to an Excess Interest Adjustment (except at the end of the guaranteed period). This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your Policy. The Excess Interest Adjustment will not decrease the interest credited to your Policy below the guaranteed minimum, however.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable non-forfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with TPLIC’s other general assets. The amount of money you are able to accumulate in the fixed account during the Accumulation Phase depends upon the total interest credited. The amount of annuity payments you receive during the Income Phase from the fixed portion of your Policy will remain level for the entire Income Phase.

We reserve the right to refuse any Premium Payment or transfer to the fixed account.

Transfers Among the Subaccounts and the Fixed Account

Should your investment goals change, you may make unlimited transfers of money among the Subaccounts and the Fixed Account at no cost, subject to the limitations described above which we reserve the right to impose, and the following conditions:

•	You may make requests for transfers in writing, by telephone or any other means acceptable to TPLIC. TPLIC will process requests it receives in good order before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Business Day.

•	The minimum amount you may transfer from a Subaccount is $500 (unless the Policy Value in a Subaccount is less than $500).

•	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for Transfers in excess of 12 per Policy Year.

•	Transfers out of a Guaranteed Period Option of the fixed account are limited to the following:

•	Within 30 days before the end of the guaranteed period you must notify us that you wish to transfer the amount in that Guaranteed Period Option to another investment choice. No Excess Interest Adjustment will apply.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest Premium Payment first.

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•	Other than at the end of a guaranteed period, transfers of amounts from the Guaranteed Period Option (in excess of interest credited), are subject to an Excess Interest Adjustment. If the adjustment is negative, then the maximum amount you can transfer is 25% of the amount in that Guaranteed Period Option, less any previous transfers during the current Policy Year. (Note: This restriction may prolong the period of time it takes to transfer the full amount in a Guaranteed Period Option of The Fixed Account. You should carefully consider whether investment in The Fixed Account meets your needs and investment criteria.) If the adjustment is positive, then we do not limit the amount that you can transfer.

•	Transfers of the Guaranteed Period Option amounts equal to interest credited must be at least $50.

•	There are no transfers permitted out of the Dollar Cost Averaging Fixed Account Option except by terminating the Dollar Cost Averaging Program.

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an

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underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and

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without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you elect certain optional riders, you will be subject to investment restrictions requiring you to invest in certain underlying fund portfolios, known as designated investment options. In the future, we may change the investment restrictions.

One or more of the underlying fund portfolios that may be designated investment options under each optional rider, in part, may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these

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investment strategies may affect your policy value and rider benefits. Our requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in underlying fund portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the riders. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the riders that do not invest in funds that utilize volatility control strategies.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

4. PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease. Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures will also reflect the premium enhancement, if any. Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

5. EXPENSES

There are charges and expenses associated with the Policy that reduce the return on your investment in the Policy.

Excess Interest Adjustment

Withdrawals from the fixed account may be subject to an Excess Interest Adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also be made to amounts applied to an Annuity Payment Option. See “Excess Interest Adjustment” in the Statement of Additional Information.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the Annuity Commencement Date. If you make more than 12 transfers per policy year, we reserve the right to charge $10 for each additional transfer. Premium Payments, asset rebalancing and dollar cost averaging transfers are not considered transfers for the purpose of assessing a transfer fee. All transfer requests made at the same time are treated as a single transfer.

Special Service Fees

We will deduct a charge for special services you request.

Annual Policy Service Charge

We reserve the right to assess an Annual Policy Service Charge of up to $30 (but no more than 2% of your Policy Value at the time of deduction) for policy administrative expenses. We will not assess this charge on your Policy if (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000; (2) your Policy Value equals or exceeds $50,000 or (3) the Policy is a Qualified Policy. We currently do not assess this fee.

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Mortality and Expense Risk Fee

TPLIC charges a fee as compensation for bearing certain mortality and expense risks under the Policy. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Fee is dependent on the death benefit option you select on the application. For the Return of Premium Death Benefit Option, the mortality and expense risk fee is at an annual rate of 1.30%. For the 6 Year Step-Up Death Benefit Option, the mortality and expense risk fee is at an annual rate of 1.35%. For the Double Enhanced Death Benefit Option, the mortality and expense risk fee is at an annual rate of 1.45%.

We guarantee that the annual charge described above will not increase. If the charge is more than sufficient to cover actual costs or assumed risks, any excess will be added to TPLIC’s surplus. If the charges collected under the Policy are not enough to cover actual costs or assumed risks, then TPLIC will bear the loss. We expect to profit from this charge.

We may use any profit for any proper purpose, including distribution expenses.

A Closer Look At The Mortality and Expense Risk Fee

TPLIC assumes mortality risk in two ways. First, where Policy Owners elect an Annuity Payment Option under which TPLIC guarantees a number of payments over a life or joint lives, TPLIC assumes the risk of making monthly annuity payments regardless of how long all Annuitants may live. Second, TPLIC assumes mortality risk in guaranteeing a minimum Death Benefit in the event the Annuitant dies during the Accumulation Phase.

The expense risk that TPLIC assumes is that the charges collected for administrative expenses, which are based on rates that are guaranteed not to increase above the rates shown for the life of the Policy, may not cover the actual costs of issuing and administering the Policy.

Administrative Charge

TPLIC assesses each Policy an annual Administrative Charge to cover the cost of issuing and administering each Policy and of maintaining the Separate Account. The Administrative Charge is assessed daily at a rate equal to 0.15% annually of the net asset value of the Separate Account.

Premium Taxes

Some states assess premium taxes on the Premium Payments that you make. We currently do not deduct for these taxes at the time you make a Premium Payment. However, we will deduct the total amount of premium taxes, if any, from the Policy Value when:

•	you begin receiving annuity payments;

•	you surrender the Policy; or

•	a death benefit is paid.

Additional Death Benefit

If you elect the ADB, there is an annual rider fee during the accumulation phase of 0.25% of the Policy Value. The rider fee will be deducted on each rider anniversary and upon termination of the rider during the accumulation phase. The rider fee is deducted pro rata from each investment choice.

Additional Death Distribution - II

If you elect the ADD-II, there is an annual fee during the accumulation phase of 0.55% of the Policy Value. The rider fee will be deducted on each rider anniversary and upon termination of the rider during the accumulation phase. The rider fee is deducted pro rata from each investment choice.

Initial Payment Guarantee

If you elect the Initial Payment Guarantee at the time of annuitization, then there is a fee (during the income phase) currently at an annual rate of 1.25% of the daily net asset value in the Subaccounts. The fee may be higher or lower at the time you annuitize and elect the rider.

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Life with Emergency Cash® Surrender Charge

If you select the Life with Emergency Cash® annuity payment option, then you can surrender your Policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the Annuity Commencement Date. The following schedule shows the current surrender charge:

Number of years Since Annuity Commencement Date	Surrender Charge (as a percentage of adjusted policy value)
0-1	4%
1-2	3%
2-3	2%
3-4	1%
4 or more	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency Cash® annuity payment option.

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the Annuity Commencement Date and not from the Premium Payment date;

•	this charge is a percentage of the Adjusted Policy Value applied to the Life with Emergency Cash® annuity payment option, and not a percentage of premium; and

•	under this payment option, there is no surrender charge free amount.

Portfolio Expenses

The value of the assets in the Separate Account will reflect the fees and expenses paid by the Portfolios. The lowest and highest Portfolio expenses for the previous calendar year are found in the “Fee Table” section of this prospectus. See the prospectuses for underlying fund Portfolios for more information.

Revenue We Receive

This prospectus describes generally the payments that we (and/or our affiliates) may directly or indirectly receive from the Portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and/or our affiliates) provide and expenses we incur in offering and selling our variable insurance products. These arrangements are described further below. While only certain of the types of payments described below may be made in connection with your particular Policy, all such payments may nonetheless influence or impact actions we (and/or our affiliates) take, and recommendations we (and our affiliates) make, regarding each of the variable insurance products that we (and our affiliates) offer, including your Policy.

We (and/or our affiliates) may receive some or all of the following types of payments:

•	Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the policies, indirectly receive 12b-1 fees from certain funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.25% of the average daily assets of the certain portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

•	Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, sub-adviser, administrator and/or distributor (or affiliates thereof) of the Portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment advisor or sub-advisor realized on the advisory fee deducted from Portfolio assets. Policy Owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the Particular portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to TPLIC and/or TCI
Fund	Maximum Fee % of assets(1)
AB Variable Products Series Fund, Inc.	0.25%
Columbia Funds Variable Insurance Trust	0.40%
The Dreyfus Socially Responsible Growth Fund, Inc.	0.55%
Dreyfus Variable Investment Fund	0.55%
Federated Insurance Series	0.25%
Fidelity Variable Insurance Products Fund(3)	0.10%
Nationwide Variable Insurance Trust	0.25%
Transamerica Series Trust(2)	0.00%
Vanguard Variable Insurance Fund	0.00%
Wanger Advisors Trust	0.15%
Wells Fargo Advantage Variable Trust Funds	0.25%

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(1)

Maximum Fee % of Assets: Payments are based on a percentage of the average assets of each Portfolio owned by the Subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on funds invested in Subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

(2)

TST: Because TST is managed by Transamerica Asset Management, Inc. (“TAM”), an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund Portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or benefits may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the Policyowners who invest in subaccounts that invest in the TST underlying fund portfolios. These payments or benefits may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is sub-advised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are sub-advised by non-affiliated entities. During 2015 we received $13,441,806.82 in benefits from TAM pursuant to these arrangements. We anticipate receiving comparable amounts in the future.

(3)	Fidelity® Variable Insurance Products Fund: We receive this percentage once $100 million in fund shares are held by the subaccounts of the Company and its affiliates.

Proceeds from certain of these payments by the Portfolios, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the Portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Policies, see “Distribution of the Policies” in this prospectus.

6. ACCESS TO YOUR MONEY

The value of your Policy can be accessed during the Accumulation Phase:

•	by making a full or partial withdrawal; and

•	by taking systematic payouts.

On or before the Annuity Commencement Date, the Policy Value is equal to the owner’s:

•	Premium Payments; minus

•	partial withdrawals (including the net effect of any applicable Excess Interest Adjustments on such withdrawals); plus

•	interest credited in the fixed account; plus or minus

•	accumulated gains or losses in the separate account; minus

•	Annual Policy Service Charges, rider fees, Premium Taxes, and transfer fees, if any.

Full and Partial Withdrawals

You may withdraw all or part of your money at any time during the Accumulation Phase of your Policy. All partial withdrawals must be for at least $500 ($50 if using Systematic Payout Option). Withdrawals may be restricted under tax sheltered annuity policies. If your policy was issued pursuant to a 403(b) plan, starting January 1, 2009 we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

On the business day that TPLIC receives your request for a full withdrawal, the amount payable is the Cash Value. You will receive:

•	the value of your Policy; plus or minus

•	any Excess Interest Adjustment; minus

•	any applicable premium taxes, Annual Policy Service Charges and any rider fees.

To make a withdrawal, send your written request on the appropriate TPLIC form to our Administrative Office.

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Please note: All withdrawal requests must be submitted in good order to avoid a delay in processing your request.

Because you assume the investment risk for amounts allocated to the Portfolios under the Policy, and because of certain fees and charges, the total amount paid upon a full withdrawal of the Policy may be more or less than the total Premium Payments made (taking prior withdrawals into account).

Excess Interest Adjustment

Money that you withdraw from a Guaranteed Period Option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the Guaranteed Period Option) may be subject to an Excess Interest Adjustment. At the time you request a withdrawal, if interest rates set by TPLIC have risen since the date of the initial guarantee, the Excess Interest Adjustment will result in a lower Cash Value on surrender. However, if interest rates have fallen since the date of the initial guarantee, the Excess Interest Adjustment will result in a higher Cash Value on surrender or transfer.

Generally, all withdrawals from a Guaranteed Payment Option (including transfers) in excess of 10% of your cumulative Premium Payment are subject to an Excess Interest Adjustment. Beginning in the first Policy Year you can withdraw up to 10% of your cumulative Premium Payments of the fixed account each Policy Year, in one or more withdrawals, without an Excess Interest Adjustment. This is referred to as the “free amount.”

There will be no Excess Interest Adjustment on any of the following:

•	lump sum withdrawals of the free amount available;

•	nursing care and terminal condition withdrawals;

•	unemployment withdrawals;

•	withdrawals to satisfy the minimum distribution requirements; for Qualified Policies and

•	Systematic Payout Option payments, which do not exceed 10% of your cumulative Premium Payments of the fixed account divided by the number of payouts made per year.

Please note that under these circumstances you will not receive a higher Cash Value if interest rates have fallen nor will you receive a lower Cash Value if interest rates have risen.

Payment of Full or Partial Withdrawal Proceeds

TPLIC will pay cash withdrawals within seven business days after receipt in good order (at our Administrative Office) of your written request for withdrawal except in one of the following situations, in which TPLIC may delay the payment beyond seven days:

•	the New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted

•	an emergency exists as defined by the SEC, or the SEC requires that trading be restricted

•	the SEC permits a delay for your protection as a Policy Owner

•	the payment is derived from premiums paid by check, in which case TPLIC may delay payment until the check has cleared your bank.

Transfers of amounts from the Subaccounts may also be deferred under these circumstances. In addition, if, pursuant to SEC rules, the Federated Government Money Fund II portfolio suspends payment of redemption proceeds in connection with a liquidation of the portfolio, then we may delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Federated Government Money Fund II portfolio until the portfolio is liquidated.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a Premium Payment and/or “freeze” a Policy Owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Signature Guarantees

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000 unless it is a custodial owned annuity;

•	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a Policy Owner’s account;

•	Any electronic fund transfer instruction changes on or within 15 days of an address change;

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•	Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that Policy owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity contract for another with the same owner in a “tax free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file unless it is a custodial owned annuity.

•	Any other transaction we require.

We may change the specific requirements listed above, or add Signature Guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 525-6205.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee when required.

Taxation of Withdrawals

For important information on the tax consequences of withdrawals, see Taxation of Full and Partial Withdrawals, and Penalty Taxes on Certain Early Withdrawals.

Tax Withholding on Withdrawals

If you do not provide TPLIC with a written request not to have federal income taxes withheld when you request a full or partial withdrawal, federal tax law requires TPLIC to withhold federal income taxes from the taxable portion of any withdrawal and send that amount to the federal government. Eligible Rollover Distributions from tax sheltered annuity policies are subject to mandatory withholding.

7. ANNUITY PAYMENTS

During the Income Phase, you receive regular annuity payments under a wide range of Annuity Payment Options.

Starting the Income Phase

Upon the annuity commencement date, which is the date your policy is annuitized and annuity payments begin, your annuity switches from the accumulation phase to the income phase. You can generally change the annuity commencement date by giving us 30 days notice with the new date or age. The earliest annuity commencement date is at least 30 days after you purchase your policy. Unless required by state law, the latest annuity commencement date cannot be after the date specified in your policy unless a later date is agreed to by us.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continue the policy). If the annuitant dies after the annuity commencement date, no death benefit is payable and the amount payable will depend on the annuity income option.

Your Policy may not be “partially” annuitized, i.e., you may not apply a portion of your Policy Value to an annuity option while keeping the remainder of your Policy in force.

After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

The Annuity Commencement Date for Qualified Policies may also be controlled by endorsements, the plan, or applicable law.

Annuity Payment Options

The Policy provides four Annuity Payment Options that are described below. You may choose any combination of Annuity Payment Options. TPLIC will use your Adjusted Policy Value to provide these annuity payments. The Adjusted Policy Value is the Policy Value increased or decreased by any applicable Excess Interest Adjustment. If the Adjusted Policy Value on the Annuity Commencement Date is less than $2,000, TPLIC reserves the right to pay it in one lump sum in lieu of applying it under an Annuity Payment Option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (TPLIC reserves the right to change the frequency if payments would be less than $50.)

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If you choose to receive fixed payments then the amount of each payment will be set on the Annuity Commencement Date and will not change. You may, however, choose to receive variable payments under Annuity Payment Options 2-V and 4-V. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in your Policy. The dollar amount of additional variable payments will vary based on the investment performance of the Subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease. These changes may only occur on an annual basis if you receive stabilized payments under the Initial Payment Guarantee.

A charge for Premium Taxes and an Excess Interest Adjustment may be made when annuity payments begin.

The Annuity Payment Options are explained below. Options 1 and 3 are fixed only. Options 2 and 4 can be fixed or variable.

•	Payment Option 1—Income for a Specified Period. We will make level payments only for a fixed period you choose. No funds will remain at the end of the period.

•	Payment Option 2—Life Income. You may choose between:

Fixed Payments

•	No Period Certain—We will make level payments only during the annuitant’s lifetime.

•	10 Years Certain—We will make level payments for the longer of the annuitant’s lifetime or ten years.

•	Guaranteed Return of Policy Proceeds—We will make level payments for the longer of the annuitant’s lifetime or until the total dollar amount of payments we make to you equals the amount applied to this Annuity Payment Option.

Variable Payments

•	No Period Certain—Payments will be made only during the lifetime of the annuitant.

•	10 Years Certain—Payments will be made for the longer of the annuitant’s lifetime or ten years.

Life with Emergency Cash® (fixed or variable) Payments will be made during the lifetime of the annuitant. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender charge schedule is in effect at the time you annuitize under this Annuity Payment Option. The Life with Emergency Cash® benefit will continue through age 100 of the annuitant.

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the annuitant and is generally equal to the surrender value without any surrender charges. For Qualified Policies the death benefit ceases at the date the annuitant reaches the IRS age limitation.

The amount of the death benefit is calculated the same as the “Emergency Cash Benefit” under the rider. The Emergency Cash Benefit is determined by multiplying the current annuity payment that is supported by the “Surrender Factor” (a factor used to determine the amount that is available to surrender) that is included on the Emergency Cash Benefit Schedule in the rider, less any applicable surrender charges. The beneficiary may choose an Annuity Payment Option, or may choose to receive a lump sum.

•	Payment Option 3—Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. The duration of the payments may not exceed the annuitant’s life expectancy. This will be a series of level payments followed by a smaller final payment.

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•	Payment Option 4—Joint and Survivor Annuity. You may choose between:

Fixed Payments

•	Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Variable Payments

•	Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Life with Emergency Cash® (fixed or variable) Payments will be made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this Annuity Payment Option. The Life with Emergency Cash® benefit will continue through age 100 of the surviving joint annuitant.

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the surviving joint annuitant and is generally equal to the surrender value without any surrender charges. For Qualified Policies the death benefit ceases on the date the surviving joint annuitant reaches the IRS joint age limitation.

The amount of the death benefit is calculated the same as the “Emergency Cash Benefit” under the rider. The Emergency Cash Benefit is determined by multiplying the current annuity payment that is supported by the “Surrender Factor” (a factor used to determine the amount that is available to surrender) that is included on the Emergency Cash Benefit Schedule in the rider, less any applicable surrender charges. The beneficiary may choose an Annuity Payment Option, or may choose to receive a lump sum.

Note: Other Annuity Payment Options may be arranged by agreement with TPLIC. Some Annuity Payment Options may not be available for all policies, all ages, or in all states; or we may limit certain options to ensure they comply with applicable tax law provisions.

If your Policy is a Qualified Policy, then payment options 1 and 3 may not satisfy minimum required distribution rules. Consult a tax advisor before electing either of these options.

NOTE CAREFULLY:

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Annuity; and

•	the annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	we may make only one (two, three, etc.) annuity payments.

IF:

•	you choose Income for a Specified Period, Life Income with 10 years Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and

•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to that person’s beneficiary, or their present value may be paid in a single sum.

However, IF:

•	you choose Life with Emergency Cash®; and

•	the annuitant dies before age 101;

THEN:

•	the Life with Emergency Cash® death benefit will be paid.

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We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving payments is responsible for keeping TPLIC informed of his/her current address.

You must annuitize your policy no later than the maximum annuity commencement date specified in your policy (earlier for certain distribution channels) or a later date if agreed to by us. If you do not elect an annuity payment option, the default option will generally be Option 2 Life with 10 Years Certain subject to certain exceptions for qualified policies, and all optional benefits (including guaranteed minimum death benefits and living benefits) will terminate upon annuitization.

Calculating Annuity Payments

Fixed Annuity Payments. Each fixed Annuity Payment is guaranteed to be at least the amount shown in the Policy’s Annuity Tables corresponding to the Annuity Payment Option selected.

Variable Annuity Payments. To calculate variable Annuity Payments, TPLIC determines the amount of the first variable Annuity Payment. The first variable Annuity Payment will equal the amount shown in the applicable Annuity Table in the Policy. This amount depends on the value of your Policy on the Annuity Commencement Date, the sex and age of the Annuitant (and Joint Annuitant where there is one), the Annuity Payment Option selected, and any applicable Premium Taxes.

Impact of Annuitant’s Age on Annuity Payments. For either fixed or variable Annuity Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each payment. Because payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Annuity Payment will be greater.

Impact of Annuitant’s Sex on Annuity Payments. For either fixed or variable Annuity Payments involving life income, the sex of the Annuitant and Joint Annuitant will affect the amount of each payment. Because payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Annuity Payment will be greater than for female Annuitants and Joint Annuitants.

Impact of Length of Payment Periods on Annuity Payments. The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

A Few Things to Keep in Mind Regarding Annuity Payments

•	If an Annuity Payment Option is not selected, TPLIC will assume that you chose the Life Income (with 10 years certain). Any amounts in a Subaccount before the Income Phase begins will be applied under a variable Annuity Payment Option based on the performance of that Subaccount.

•	Money that you apply to an annuity payment option from a Guaranteed Period Option of the fixed account before the end of its guaranteed period (i.e., the number of years you specified the money would remain in the Guaranteed Period Option) may be subject to an excess interest adjustment.

•	TPLIC reserves the right to change the frequency if payments would be less than $50. If on the Annuity Commencement Date, the Adjusted Policy Value is less than $2,000, TPLIC reserves the right to pay it in one lump sum in lieu of applying it under an Annuity Payment Option.

•	From time to time, TPLIC may require proof that the Annuitant, Joint Annuitant, or Policy Owner is living.

•	If someone has assigned ownership of a Policy to you, or if a non-natural person (e.g., a corporation) owns a Policy, you may not start the Income Phase of the Policy without TPLIC’s consent.

•	At the time TPLIC calculates your Annuity Payments, TPLIC may offer more favorable rates than those guaranteed in the Annuity Tables found in the Policy.

•	Once Annuity Payments begin, you cannot select a different Annuity Payment Option. Nor can you cancel an Annuity Payment Option after Annuity Payments have begun.

•	Once Annuity Payments begin, there is no longer a Policy Value. You cannot make any withdrawals unless you have selected the Life with Emergency Cash® annuity payment option.

•	If you have selected a variable Annuity Payment Option, then you may change the Subaccount funding the variable Annuity Payments by written request or by calling 1-800-525-6205.

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Please Note: All requests must be submitted in good order to avoid a delay in processing your request.

•	You may select an Annuity Payment Option and allocate a portion of the value of your Policy to a fixed version of that Annuity Payment Option and a portion to a variable version of that Annuity Payment Option (assuming the Annuity Payment Option is available on both a fixed and variable basis). You may not select more than one Annuity Payment Option.

•	If you choose an Annuity Payment Option and the postal or other delivery service is unable to deliver checks to the Payee’s address of record, no interest will accrue on amounts represented by uncashed Annuity Payment checks. It is the Payee’s responsibility to keep TPLIC informed of the Payee’s most current address of record.

8. DEATH BENEFIT

TPLIC will pay a death benefit to your Beneficiary, under certain circumstances, if the Annuitant dies before the Annuity Commencement Date and the Annuitant was also the Policy Owner. (If the Annuitant was not an owner, a death benefit may or may not be paid. See below.) The beneficiary may choose an Annuity Payment Option, or may choose to receive a lump sum. The guarantees of these death benefits are based on our claims-paying ability.

We will determine the amount of and process the death benefit proceeds, if any are payable on a policy, upon receipt at our Administrative Office of satisfactory proof of the annuitant’s death, directions regarding how to process the death benefit, and any other documents, forms and information that we need (collectively referred to as “due proof of death”). For policies with multiple beneficiaries, we will process when the first beneficiary provides us with due proof of their share of the death proceeds. We will not pay any remaining beneficiary their share until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk until they submit due proof of death. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving “due proof of death.” See 11. OTHER INFORMATION - Abandoned or Unclaimed Property.

Please Note: Such due proof of death must be received in good order to avoid a delay in processing the death benefit claim. See Section 11. OTHER INFORMATION -Sending Forms and Transaction Requests in Good Order.

The death benefit proceeds remain invested in the Separate Account in accordance with the allocations made by the Policy Owner until the Beneficiary has provided us with due proof of death. Once the Company receives due proof of death, then investment in the Separate Account may be reallocated in accordance with the Beneficiary’s instructions.

If the Beneficiary has not provided due proof of death, the Company may permit a one-time allocation change to the money market fund if we have satisfactory evidence of the Annuitant’s death.

When We Pay a Death Benefit

Before the Annuity Commencement Date

We will pay a death benefit to your beneficiary IF:

•	you (owner) are both the Annuitant and an owner of the Policy; and

•	you die before the Annuity Commencement Date.

If the only person receiving the death benefit is the surviving spouse of the owner, then he or she, if eligible, may elect to continue the Policy as the new annuitant and owner, instead of receiving the death benefit.

We will also pay a death benefit to your beneficiary

IF:

•	you (owner) are not the Annuitant; and

•	the Annuitant dies before the Annuity Commencement Date; and

•	you specifically requested that the death benefit be paid upon the Annuitant’s death.

Distribution requirements apply to the Policy Value upon the death of any Policy Owner. These requirements are detailed in the Statement of Additional Information.

After the Annuity Commencement Date

The death benefit payable, if any, on or after the Annuity Commencement Date depends on the Annuity Payment Option selected.

IF:

•	you (owner) are not the Annuitant; and

•	you die on or after the Annuity Commencement Date; and

•	the entire interest in the Policy has not been paid to you;

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THEN:

•	the remaining portion of such interest in the Policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:

IF:

•	you (owner) are not the Annuitant; and

•	the Annuitant dies before to the Annuity Commencement Date; and

•	you did not specifically request that the death benefit be paid upon the Annuitant’s death;

THEN:

•	you will become the new Annuitant and the Policy will continue.

IF:

•	you (owner) are not the Annuitant; and

•	you die prior to the Annuity Commencement Date;

THEN:

•	the new owner (unless it is your spouse) must generally surrender the Policy within five years of your death for the Policy Value increased or decreased by an Excess Interest Adjustment (if applicable).

Note carefully. If the Policy Owner does not name an Owner’s designated beneficiary, the Policy Owner’s estate will become the new owner. If no probate estate is opened (because, for example, the Policy Owner has precluded the opening of a probate estate by means of a trust or other instrument), and TPLIC has not received written notice (in good order) of the trust as a successor owner signed prior to the Policy Owner’s death, then that trust may not exercise ownership rights to the Policy. It may be necessary to open a probate estate in order to exercise ownership rights to the Policy if no Owner’s designated beneficiary is named in the written notice received by TPLIC.

Spousal Continuation

If the sole primary beneficiary is the spouse, upon the owner’s or the annuitant’s death, the beneficiary may elect to continue the policy in his or her own name. Upon the annuitant’s death if such election is made, the policy value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the annuitant. Any excess of the death benefit amount over the policy value will be allocated to each applicable investment option in the ratio that the policy value in the investment option bears to the total policy value. The terms and conditions of the policy that applied prior to the annuitant’s death will continue to apply, with certain exceptions described in the policy. For purposes of the death benefit on the continued policy, the death benefit is calculated in the same manner as it was prior to continuation on the date the spouse continues the policy. See TAX INFORMATION – Same Sex Relationships for more information concerning spousal continuation involving same sex spouses.

For these purposes, if the sole primary beneficiary of the policy is a revocable grantor trust and the spouse of the owner/annuitant is the sole grantor, trustee, and beneficiary of the trust and the trust is using the spouse of the owner/annuitant’s social security number at the time of claim, she or he shall be treated as the owner/annuitant’s spouse. In those circumstances, the owner/annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

For these purposes, if the owner is an individual retirement account within the meaning of IRC sections 408 or 408A, if the annuitant’s spouse is the sole primary beneficiary of the annuitant’s interest in such account. In those circumstances, the policy will continue after the annuitant’s death and the annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as lump sum, as annuity payments or as otherwise permitted by the Company in accordance with applicable law. The “base policy” death benefit will be the greatest of:

•	Policy Value on the date we receive the required information in good order at our Administrative Office; or

•	Cash Value on the date we receive the required information in good order at our Administrative Office (this will be more than the Policy Value if there is a positive Excess Interest Adjustment); or

•	Guaranteed Minimum Death Benefit, if any (discussed below).

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Please Note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit Options

On the Policy application, you generally may choose one of the three Guaranteed Minimum Death Benefit options listed below for an additional fee. After the Policy is issued, you cannot make an election and the death benefit cannot be changed.

A.	Return of Premium Death Benefit

The Return of Premium Death Benefit is:

•	the total Premium Payments;

•	less any Adjusted Partial Withdrawals (discussed below) as of the date of death.

The Return of Premium Death Benefit will be in effect if you do not choose one of the other death benefit options on the policy application. The charges are lower for this option.

B.	6 Year Step-Up To Age 81 Death Benefit

The 6 Year Step-Up Death Benefit is:

•	the higher of the initial premium or the Adjusted Policy Value on the 6th, 12th, 18th, etc., Policy Anniversary prior to the earlier of the Annuitant’s date of death or the Annuitant’s 81st birthday;

•	plus premiums paid;

•	less partial withdrawals made after the date of the 6th (12th, 18th, etc.) anniversary with the largest Policy Value.

This death benefit option available if the Policy Owner or Annuitant is age 0 to 75 on the Policy Date. There is an extra charge for this death benefit option of 0.05% annually for a total mortality and expense risk fee of 1.35%.

C.	Double Enhanced Death Benefit

The Double Enhanced Death Benefit is the greater of (1) or (2) where:

(1)

is a 5% annually compounding death benefit, equal to the cumulative Premium Payments, minus Adjusted Partial Withdrawals, plus interest accumulated at 5% per annum from the payment or withdrawal date to the earlier of the Annuitant’s date of death or the Annuitant’s 81st birthday; and

(2)

is a Step-Up Death Benefit, equal to the largest Policy Value on the Policy Date or on any Policy Anniversary prior to the earlier of the Annuitant’s date of death or the Annuitant’s 81st birthday, plus any Premium Payments since the date of the Policy Anniversary with the largest Policy Value, minus any Adjusted Partial Withdrawals since the date of the Policy Anniversary with the largest Policy Value.

The Double Enhanced Death Benefit is available if the Policy Owner or Annuitant is 0 to 79 on the Policy Date. There is an extra charge for this death benefit option of 0.15% annually for a total mortality and expense risk fee of 1.45%.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your Guaranteed Minimum Death Benefit will be reduced by an amount called the Adjusted Partial Withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total Premium Payments. Please see Appendix D for a detailed explanation of this adjustment. If you have a Qualified Policy, minimum required distribution rules may require you to request a partial withdrawal.

9. TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

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Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the account value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or non-qualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All amounts received from the policy that are includible in income are taxed at ordinary income rates: no amounts received from the policy are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying funds to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Policy

Diversification Requirements. In order for a non-qualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the

34

Regulations but we do not have control over the underlying fund portfolio companies. The policy owners bear the risk that the entire policy could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed (1) within 5 years after such owner’s date of death or (2) be used to provide payments to a designated beneficiary for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. The designated beneficiary must be an individual and payments must begin within one year of such owner’s death. However, if upon such owner’s death the owner’s surviving spouse is the sole beneficiary of the policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is not a natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

In certain instances a designated beneficiary may be permitted to elect a “stretch” payment option as a means of disbursing death proceeds from a non-qualified annuity. The only method the Company uses for making distribution payments from a non-qualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of a Nonqualified Policy

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value as collateral for a loan, generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be

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treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the policy”. There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these rules with a competent tax adviser. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity contract if the policy has not been annuitized before that age or have other tax consequences. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending

on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•	Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•	Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Partial Withdrawals-Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy.” The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income. Partial

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withdrawals are generally treated first as taxable income to the extent of the excess in the policy value over the “investment in the policy.” Distributions made under the systematic payout option are treated for tax purposes as partial withdrawals, not annuity payments. In general, loans, pledges, and collateral assignments as security for a loan are taxed in the same manner as partial withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before a policy withdrawal (or a transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that amounts received from the policy that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because the Company cannot verify that the owner is disabled, the Company will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Guaranteed Lifetime Withdrawal Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. It is possible that the withdrawal base (with respect to the guaranteed lifetime withdrawal benefits) and the guaranteed future value (with respect to the guaranteed maximum accumulation benefit) could be taken into account to determine the policy value that is used to calculate the amount of the distribution that would be included in income. The proper treatment of the Income Enhancement Option under a guaranteed lifetime withdrawal benefit is unclear. It is possible that the IRS could determine that the benefit provides some form of long term care insurance. In the event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your policy, and (2) the amount of income attributable to guaranteed lifetime withdrawal payments could be affected. In view of this uncertainty, you should consult a tax adviser with any questions.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified policy in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the policy immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional premium payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the policy. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a partial withdrawal, surrender, annuity income payment, or death benefit).

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If you exchange part of an existing contract for the policy, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a partial withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the policy could be includable in your income and subject to a10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the policy, especially if you may make a withdrawal from either contract within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. The Company is required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. Please consult a tax adviser for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Until further guidance from the IRS, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a tax adviser for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; (2) if distributed via partial withdrawals, these amounts are taxed in the same manner as partial surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent tax adviser with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable partial withdrawal, which might also be subject to a tax penalty if the partial withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable partial withdrawal, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the policy.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

Beginning in 2016, the federal estate tax, gift tax and generation skipping transfer (“GST”) tax exemption and maximum rate is $5,450,000, indexed for inflation, and 40%, respectively.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a

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decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other, similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a successor (contingent) owner or assign the policy as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or partial surrenders according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 1⁄2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during

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the owner’s lifetime; however, required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this policy for qualification as a Roth IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occured. Specifically distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their tax adviser.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received.

By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the

403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities), and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non- governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled “Withholding” below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to a substantial risk of forfeiture.

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Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Partial Withdrawals – Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible premium payments made by you or on your behalf. If you do not have any non-deductible premium payments, your investment in the contract will be treated as zero.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a tax adviser for more information regarding the application of these exceptions to your circumstances. The terms of the plan may limit the rights otherwise available to you under the policy.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1⁄2 or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 70 1⁄2. The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating minimum required distributions. Consult a competent tax adviser before purchasing an optional living or death benefit.

Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a tax adviser before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as contract holder may cause the qualified plan participants to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this policy as a qualified policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the

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taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies, taxable “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities and government 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) an non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S. source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provides general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax

Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the distribution. The rules relating to FATCA are complex and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity policy owners currently receive.

10. ADDITIONAL FEATURES

Systematic Payout Option

You may elect to have a specified dollar amount provided to you from the portion of your Policy Value allocated to the Portfolios on a monthly, quarterly, semi-annual, or annual basis. The minimum amount for each Systematic Payout is $50. If payments are from the fixed account, then they cannot exceed the free amount divided by the number of payments per year. Monthly and quarterly payments may be required to be taken by electronic funds transfer directly to your checking or savings account. There is no charge for this benefit.

You may elect this option by completing a Systematic Payout Option Request Form.

TPLIC must receive your Form (in good order) at least 30 days before the date you want Systematic Payouts to begin. TPLIC will process each Systematic Payout on the date and at the frequency you specified in your Systematic Payout Option Application Form. The start date for Systematic Payouts must be between the first and the twenty-eighth day of the month. You may discontinue the Systematic Payout Option at any time by notifying us in writing at least 30 days prior to your next scheduled withdrawal date.

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We reserve the right to discontinue offering this option upon 30 days’ notice, and we also reserve the right to charge a fee for the option.

Additional Death Benefit

The optional Additional Death Benefit (“ADB”) rider pays an additional amount (based on earnings since the rider was issued) when a death benefit is payable under your Policy, in certain circumstances. The ADB is only available for issue ages through age 80.

ADB Amount. The ADB is payable only if you elected the rider before the death triggering the payment of the Policy death benefit and a death benefit is payable under the policy. The ADB is equal to:

•	the ADB factor (see below); multiplied by

•	the rider earnings on the date the death benefit is calculated.

Rider earnings equal:

•	the Policy Value on the date the death benefit is determined; minus

•	Policy Value on the rider date; minus

•	Premium Payments after the rider date; plus

•	surrenders after the rider date that exceed the rider earnings on the date of the surrender.

No benefit is payable under the ADB if there are no rider earnings on the date the death benefit is calculated.

If you purchase your Policy as part of a 1035 exchange or add the ADB after you purchase the Policy, rider earnings do not include any gains before the 1035 exchange or the date the ADB is added to your Policy. The ADB factor is currently 40% for issue ages under 71 and 25% for issue ages 71-80.

No benefit is paid under the rider unless (a) the rider is in force, (b) a death benefit is payable on the Policy, and (c) there are rider earnings when the death benefit is calculated.

For purposes of computing taxable gains, both the death benefit payable under the Policy and the ADB will be considered.

Please see Appendix D for an example which illustrates the ADB payable as well as the effect of a partial surrender on the ADB.

Spousal Continuation. If a spouse is eligible to and elects to continue the Policy as the new owner instead of receiving a death benefit and ADB, the spouse will generally receive a one-time Policy Value increase equal to the ADB. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider as long as he or she is under the age of 80 if the ADB is still being offered. Certain owners may have the option to continue the rider without receiving the one-time Policy Value.

Rider Fee. A rider fee, 0.25% of the Policy Value, is deducted annually on each rider anniversary preceding annuitization. We will also deduct this fee upon full surrender of the Policy or other termination of the rider. The rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the ADB would not pay any benefits (because there are no rider earnings).

Termination. The rider will remain in effect until:

•	you cancel it by notifying our Administrative Office in writing,

•	the Policy is annuitized or surrendered, or

•	the ADB is paid or added to the Policy Value under a spousal continuation.

Once terminated, the ADB rider may be re-elected if still being offered; however, a new rider will be issued and the additional death benefit will be re-determined. Please note that if the rider is terminated and then re-elected, it will only cover gains, if any, since it was re-elected and the terms of the new rider may be different than the terminated rider.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans and of IRAs. Consult a tax adviser before electing this rider for any qualified plan or IRA.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Additional Death Benefit may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly: For more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

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Additional Death Distribution - II

The optional Additional Death Distribution – II (“ADD-II”) rider pays an additional death benefit amount when a death benefit is payable under your Policy, in certain circumstances. The ADD-II is available only for issue ages through age 75.

ADD-II Amount. An additional death benefit is payable only if a death benefit is paid on the base Policy to which the rider is attached. The amount of the additional benefit depends on the amount of time that has passed since the rider date as follows:

•	If a death benefit is payable within the first five years after the rider date, then the additional benefit amount will be equal to the sum of all rider fees paid since the rider date.

•	If a death benefit is payable after five years following the rider date, this means, in essence, that there is no rider benefit for the first 5 years after the rider date. Then the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the Policy Value less any premiums added after the rider date.

The rider benefit percentage may vary but will currently be equal to 30% for issue ages 0 – 70 and 20% for issue ages 71 – 75.

No benefit is payable under the ADD-II if the Policy Value on the date of death is less than the Premium Payments after the rider date.

For purposes of computing taxable gains, both the death benefit payable under the Policy and the additional benefit will be considered.

Please see Appendix E for an example which illustrates the additional death benefit payable as well as the effect of a partial surrender on the additional benefit.

Spousal Continuation. If a spouse is eligible to continue the Policy as the new owner instead of receiving a death benefit and ADD-II, the spouse will generally receive a one-time Policy Value increase equal to the ADD-II. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider as long he or she is under the age of 76 if the ADD-II is still being offered. Certain owners may have the option to continue the rider without receiving the one-time Policy Value increase.

Rider Fee. A rider fee, currently 0.55% of the Policy Value, is deducted annually on each rider anniversary preceding to annuitization. We will also deduct this fee upon surrender of the Policy or other termination of the rider. The rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

•	you cancel it by notifying our Administrative Office in writing,

•	the Policy is annuitized or surrendered, or

•	the additional death benefit is paid or added to the Policy Value under a spousal continuation.

Once terminated, the ADD-II rider may not be re-elected if still being offered for one year.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans. Consult a tax adviser before electing this rider.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Additional Death Distribution - II may vary for certain policies and may not be available for all policies, in all states, at all times through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly: For more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

Initial Payment Guarantee

You may only elect to purchase the Initial Payment Guarantee at the time you annuitize your Policy. You cannot terminate this payment guarantee (or eliminate the charge for it) after you have elected it. The guarantee only applies to variable annuity payments. There is an additional charge for this guarantee.

The Initial Payment Guarantee does not establish or guarantee the performance of any subaccount.

With the Initial Payment Guarantee, you receive stabilized annuity payments that are guaranteed to never be less than a percentage of the initial payment. The guaranteed percentage is subject to change from time to time; however once you annuitize and elect

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the rider, the guaranteed percentage will not change during the life of the Initial Payment Guarantee. Contact us for the current guaranteed percentage.

The payment amount is adjusted once each year (on the anniversary of your Annuity Commencement Date) to reflect the investment performance of your selected investment choices over the preceding year (but your payment will not be less than the guaranteed minimum).

Fee. There is a charge for the Initial Payment Guarantee, which is in addition to the base product mortality and expense risk fee charge. This fee is reflected in the amount of the annuity payments that you receive if you select the payment guarantee. It is deducted in the same manner as the Separate Account charge and it is reflected in the calculation of the annuity unit values.

The Initial Payment Guarantee fee is currently equal to an annual rate of 1.25% of the daily net asset value in the Subaccounts. We can change the fee, and you pay whatever the fee is when you annuitize.

Other Terms and Conditions. The Initial Payment Guarantee uses a 5.0% assumed investment rate (“AIR”) to calculate your annuity payments. This means that the dollar amount of the annuity payments will remain level if the investment return (net of fees and expenses) exactly equals 5.0%. The payments will increase if such actual net investment performance (net of fees and expenses) exceeds the AIR, and decrease if actual performance is below the AIR (but not below the guaranteed level).

Termination. The Initial Payment Guarantee is irrevocable.

The Initial Payment Guarantee may vary for certain policies and may not be available for all policies, in all states or at all times.

Nursing Care and Terminal Condition

No Excess Interest Adjustment will apply if you or your spouse has been:

•	confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or

•	diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. You may exercise this benefit at any time

(during the Accumulation Phase) and there is no charge for this benefit.

There is no restriction on the maximum amount you may surrender under this benefit.

This benefit may vary for certain policies and may not be available for all policies, in all states or at all times. See the Policy or endorsement for details and conditions.

Unemployment Waiver

No Excess Interest Adjustment will apply to withdrawals if you or your spouse is unemployed. In order to qualify, you (or your spouse, whichever is applicable):

•	must have been employed full time for at least two years prior to becoming unemployed; and

•	must have been employed full time on the Policy Date; and

•	must have been unemployed for at least 60 days in a row at the time of the withdrawal; and

•	must have a minimum Cash Value at the time of withdrawal of $5,000

You must provide written proof from your State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of withdrawal.

You may exercise this benefit at any time (during the Accumulation Phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. This benefit may not be available in all states.

There is no restriction on the maximum amount you may surrender under this benefit.

The Unemployment Waiver may vary for certain policies and may not be available for all policies, in all states or at all times. See the Policy or endorsement for details and conditions.

Guaranteed Minimum Income Benefit

The Guaranteed Minimum Income Benefit (“GMIB”) is no longer available for new sales, but Policy Owners who elected the GMIB before May 1, 2003, can still upgrade. If you upgrade, the annual effective interest rate is currently 5% per year.

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Telephone and Electronic Transactions

Currently, certain transactions may be made by telephone or other electronic means acceptable to us upon our receipt of the appropriate authorization. We may discontinue this option at any time. To access information and perform transactions electronically, we require you to create an account with a username and password, and to maintain a valid e-mail address.

We will not be liable for following instructions communicated by telephone or electronically we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record conversations with you. We may also require written confirmation of the request. When someone contacts our Administrative Office and follows our procedures, we will assume you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of any loss, theft or unauthorized use of your password.

Telephone and other electronic transactions must be received while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. Please note that the telephone and/or electronic device transactions may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider’s, or your financial representative’s can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request if the volume of transactions is unusually high, we might not have anyone available, or lines available, to take your transaction. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

We reserve the right to revoke your telephone and other electronic transaction privileges at any time without revoking all owners’ privileges. We may deny telephone and electronic transaction privileges to market timers or disruptive traders.

Asset Rebalancing

During the Accumulation Phase, you may instruct us to make automatic transfers of amounts among the

Subaccounts in order to maintain a desired allocation of Policy Value among those Subaccounts. We will “rebalance” monthly, quarterly, semi-annually, or annually, beginning on the date you select. You must select the percentage of the Policy Value you desire in each of the various Subaccounts offered (totaling 100%).

Rebalancing can be started, stopped, or changed at any time, except that rebalancing will not be available when Dollar Cost Averaging is in effect or when any other transfer is requested. If a transfer is requested, then we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to restart Asset Rebalancing.

There is no charge for this benefit.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss. Dollar Cost Averaging programs that may be available under your policy:

•	Traditional—You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started. A minimum of $500 per transfer is required. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly. You can elect to transfer from the fixed account, money market or other specified subaccount.

•	Special—You may only elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment choice into a Special Dollar Cost Averaging program. This program is only available for new premium payments, requires transfers from a fixed source, and may credit a higher or lower interest rate than a traditional program. A minimum of $500 per transfer is required ($3,000 or $6,000 to start a 6-month or 12-month program, respectively).

A Dollar Cost Averaging program will begin the next business day after we have received in good order all necessary information and the minimum required

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amount. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order. Please note, Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

NOTE CAREFULLY:

New Dollar Cost Averaging instructions are required to start a new Dollar Cost Averaging program once the previous Dollar Cost Averaging program has completed. Additional premium payments, absent new allocation instructions, received after a Dollar Cost Averaging program has completed, will be allocated according to the current premium payment allocations at that time but will not reactivate a completed Dollar Cost Averaging program.

If:

•	We do not receive all necessary information to begin or restart a Dollar Cost Averaging program.

Then:

•	Any amount allocated to a fixed source will be invested in that fixed source but will be transferred to the money market investment option within 30 days of allocation to fixed source if new Dollar Cost Averaging Instructions are not received;

•	Any amount allocated to a variable source will be invested in that variable source and will remain in that variable investment option; and

•	New Dollar Cost Averaging instructions will be required to begin a Dollar Cost Averaging program.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions. Transfers from a Dollar Cost Averaging fixed source are not subject to an excess interest adjustment. A Dollar Cost Averaging program can be used in conjunction with Asset Rebalancing and a guaranteed lifetime withdrawal benefit (subject to any investment restrictions involving the source). There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies and may not be available for all policies, in all states or at all times. See your policy for availability of the fixed account options.

Architect Guaranteed Lifetime Withdrawal Benefit

The Architect Guaranteed Lifetime Withdrawal Benefit is no longer available for new sales, but if you have previously elected this rider, you can still upgrade. See Appendix G for additional information.

Guaranteed Minimum Income Benefit

The Guaranteed Minimum Income Benefit (“GMIB”) is no longer available for new sales, but Policy Owners who elected the GMIB before May 1, 2003, can still upgrade. If you upgrade, the annual effective interest rate is currently 5% per year. See Appendix H for additional information.

Additional Death Benefit – Extra

The Additional Death Benefit – Extra rider is no longer available for new sales. See Appendix I for additional information.

11. OTHER INFORMATION

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company was incorporated under the laws of the State of Maryland on March 5, 1858. It was redomesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

Financial Condition of the Company

We pay benefits under your Policy from our general account assets and/or from your Policy Value held in

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the Separate Account. It is important that you understand that payments of the benefits are not assured and depend upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your Policy Value that is allocated to the Subaccounts of the Separate Account. Your Policy Value in those Subaccounts constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to Guaranteed Period Options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of Policy Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and policy value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital,

which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. We encourage both existing and prospective Policy Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the financial statements of the separate account – are located in the Statement of Additional Information (SAI). For a copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy owners, are available on our website at (https://www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations—A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com) Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

Separate Account VA CC

The Separate Account was established by TPLIC on February 1, 1992, and operates under Iowa law. The Separate Account is a unit investment trust registered with the SEC under the 1940 Act. Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account.

TPLIC owns the assets of the Separate Account, and the obligations under the Policy are obligations of TPLIC. These assets are held separately from the other assets of TPLIC and are not chargeable with liabilities incurred in any other business operation of TPLIC (except to the extent that assets in the

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Separate Account exceed the reserves and other liabilities of the Separate Account). TPLIC will always keep assets in the Separate Account with a value at least equal to the total Policy Value under the Policies. Income, gains, and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains, or losses of TPLIC. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of TPLIC’s general account assets or any other separate account TPLIC maintains.

The Separate Account has various Subaccounts dedicated to the Policy, each of which invests solely in a corresponding Portfolio of the underlying funds. Additional Subaccounts may be established at TPLIC’s discretion. The Separate Account meets the definition of a “separate account” under Section 2(a)(37) of the 1940 Act.

Policy Owner

The Policy Owner is the person or persons designated as the Policy Owner in the application to participate in the Policy and who exercises all rights under the Policy. The term shall also include any person named as Joint Owner. A Joint Owner shares ownership in all respects with the Owner. You can generally change the owner at any time by notifying us in writing at our Administrative Office. There may be limitations on your ability to change the ownership of a qualified policy. An ownership change may be a taxable event.

Annuitant

The person during whose life any annuity payments involving life contingencies will continue.

Payee

The Payee is the Policy Owner, Annuitant, beneficiary, or any other person, estate, or legal entity to whom benefits are to be paid.

Distribution of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the Policies. We pay commissions to TCI which are passed through to selling firms. We also pay TCI an “override” that is a percentage of total commissions paid on sales of our Policies which is not passed through to the selling firms and we may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies.

We have discontinued new sales of the Policies. You may, however, continue to make Premium Payments to fund your Policy pursuant to its terms, and exercise all other rights and options under your Policy—such as reallocating your policy value among investment choices, making partial withdrawals, full surrenders, and making changes of ownership of your Policy.

Compensation to Broker-Dealers Who Sold the Policies. The Policies have been offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay ongoing commissions through TCI to the selling firms for their past sales of the Policies.

A limited number of representatives of Transamerica Financial Advisors, Inc. (“TFA”), an affiliated broker-dealer firm, were “wholesalers” of the Policies, that is, provided sales support and training to sales representatives at the selling firms.

To the extent permitted by rules of the Financial Industry Regulatory Authority (“FINRA”), we and/or TCI, TFA or another affiliates may provide promotional incentives in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms or organizations. We and/or our affiliates may share the costs of client appreciation events, reimburse selling firms for, among other things, the costs of exhibit booths and other items related to sponsoring marketing conferences and events, and/or provide other marketing support. To the extent permitted by FINRA rules, we and/or our affiliates may provide selling representatives with occasional de minimus gifts, meals, tickets or other non-cash compensation in connection with the sale the of Policies. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms.

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The selling firms were paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions varies depending on the selling agreement, but the maximum commission is 1.25% of premiums plus an annual continuing fee of 1.0% based on policy values.

The sales representative who sold you the Policy typically receives a portion of the compensation we (and our affiliates) paid to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may have created an incentive for the selling firm or its sales representatives to have recommended or sold this Policy to you.

Special Compensation Paid to Affiliated Firms.

Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions. Certain costs of TFA are underwritten by our affiliates. Wholesaling representatives and their managers at TFA who meet certain productivity standards that include sales of the Policies may receive additional cash bonuses and non-cash compensation from us or our affiliates.

Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup our sales expenses and incentives we pay through fees and charges deducted under the Policy and other corporate revenue.

Right to Cancel Period

You may return your Policy for a refund, but only if you return it within a prescribed period, which is usually 20 to 30 days after you receive the Policy, or whatever longer period may be required by state law. The amount of the refund will generally be Premiums paid, plus or minus accumulated gains or losses in the Separate Account. You bear the risk of any decline in Policy Value during the Right to Cancel Period. However, if state law requires, then we will refund your original Premium Payment(s). We will pay the refund within seven days after we receive, in good order and within the applicable period at our Administrative Office, written notice of cancellation and the returned Policy. The Policy will then be deemed void.

Assignment

The Owner has the right to assign ownership to a person or party other than himself. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the Policy until they are received in Good order at our Administrative Office. “Good order” means the actual receipt of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and supporting legal documentation generally includes, to the extent applicable to the transaction: your completed application; the Policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all Policy Owners (exactly as registered on the Policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to purchase requests, “good order” also generally includes receipt of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether a particular transaction request is in good order, and we reserve the right to change or waive any good order requirement at any time.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Administrative Office specified in the Glossary of Terms. We reserve the right to reject electronic transactions that do not meet our requirements.

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Mixed and Shared Funding

The underlying fund portfolios may serve as investment vehicles for variable life insurance policies, variable annuity policies and retirement plans (“mixed funding”) and shares of the underlying fund portfolios also may be sold to separate accounts of other insurance companies (“shared funding”). While the Company currently does not foresee any disadvantages to owners and participants arising from either mixed or shared funding, it is possible that the interests of owners of various policies and/or participants in various plans for which the underlying fund portfolios serve as investments might at some time be in conflict. The Company and each underlying fund portfolio’s Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action, if any, to take. Such action could include the sale of underlying fund portfolio shares by one or more of the separate accounts, which could have adverse consequences. Such action could also include a decision that separate funds should be established for variable life and variable annuity separate accounts. In such an event, the Company would bear the attendant expenses, but owners and plan participants would no longer have the economies of scale resulting from a larger combined fund. Please read the prospectuses for the underlying fund portfolios, which discuss the underlying fund portfolios’ risks regarding mixed and shared funding, as applicable.

Exchanges and/or Reinstatements

You can generally exchange a non-qualified annuity for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code, or transfer qualified annuities directly to another life insurance company as a “trustee-to-trustee transfer”. Before making the exchange or transfer, you should compare both annuities carefully. Remember that if you exchange or transfer an annuity contract for the Policy described in this prospectus, then you might have to pay a surrender charge and tax, including a penalty tax, on your old annuity contract; and there may be a new surrender charge period under this annuity and other fees and charges may be higher (or lower) under this Policy, and the benefits under this Policy may be different. You should not exchange or transfer another annuity contract for this Policy unless you determine, after knowing all of the facts, that the exchange or transfer is in your best interest and not just better for the person trying to sell you this Policy. If you decide to purchase this Policy through a exchange or transfer, you should speak to your financial professional or tax advisor to make sure that the transaction will be tax free. If you surrender your old annuity contract for cash and then buy a new annuity contract, for example, you may have to pay tax on the surrender.

You may ask us to reinstate your Policy after such an exchange, transfer, full or partial surrender and in certain limited circumstances we will allow you to do so by returning the same total dollar amount of funds distributed to applicable Subaccounts. The dollar amount will be used to purchase new Accumulation Units at the then current price. In the event any subaccount previously invested in is closed and we don’t receive additional instructions, funds will be re-allocated to the remaining available investment options according to the investment allocation instructions you previously provided. In the event any subaccount previously invested in is closed and we don’t receive additional instructions, funds will be reallocated to the remaining available investment options according to the investment allocation instructions you previously provided. Because of changes in market value, your new Accumulation Units may be worth more or less than the units you previously owned. Generally, unless you return the original check, your annuity policy is non-qualified and a portion of the prior withdrawal was taxable, we are required to report the taxable amount of the distribution to the IRS even though the funds have been reinstated. The cost basis will be adjusted accordingly. The taxable amount will be reported on Form 1099-R which you will receive in January of the year following the distribution. We recommend that you consult a tax professional to explain the possible tax consequences of reinstatements.

Certain Offers

From time to time, the Company has (and may again) offered you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits.

When the Company makes an offer, we may vary the offer amount, up or down, among the same group of policy owners based on certain criteria such as policy value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other

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words, we may make an offer to a group of policy owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining policy owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit and you retain your policy, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Voting Rights

The underlying funds do not hold regular meetings of shareholders. The directors/trustees of the Funds may call special meetings of shareholders as the 1940 Act or other applicable law may require. To the extent required by law, TPLIC will vote the Portfolio shares held in the Separate Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccount. TPLIC will vote Fund shares as to which no timely instructions are received and those shares held by TPLIC as to which Policy Owners have no beneficial interest in proportion to the voting instructions that are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Please note that it is possible for a small number of Policy Owners (assuming the underlying fund Portfolio determines they represent a quorum) to determine the outcome of a vote, especially if they have large policy values.

The number of votes of the Portfolio that are available will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited before such meeting in accordance with procedures established by the underlying fund.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property.

We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal

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underwriting agreement, or on our ability to meet our obligations under the policy.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying fund portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying fund portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying fund portfolios invest, which may cause the underlying fund portfolios to lose value. There can be no assurance that we, the underlying fund portfolios or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

For a complete description regarding the Company’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: https://www.transamerica.com/individual/privacy-policy and https://www.transamerica.com /individual/terms-of-use.

Other Transamerica Policies

We offer a variety of fixed and variable annuity policies. They may offer features, including investment options, and have fees and charges, that are different from those in the policy offered by this Prospectus. Not every policy we issue is offered through every financial intermediary. Some financial intermediaries may not offer and/or limit the offering of certain features or options, as well as limit the availability of the policies, based on issue age, or other criteria established by the financial intermediary. Upon request, your financial professional can show you information regarding other Transamerica annuity policies that he or she distributes. You can also contact us to find out more about the availability of any of the Transamerica annuity policies.

You should work with your financial professional to decide whether this policy is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

TABLE OF CONTENTS FOR THE ADVISOR’S EDGE SELECT® VARIABLE ANNUITY STATEMENT OF ADDITIONAL INFORMATION

GLOSSARY OF TERMS

THE POLICY — GENERAL PROVISIONS

PERFORMANCE INFORMATION

PERFORMANCE COMPARISONS

SAFEKEEPING OF ACCOUNT ASSETS

STATE REGULATION OF TPLIC

RECORDS AND REPORTS

DISTRIBUTION OF THE POLICIES

ADMINISTRATIVE SERVICE CONTRACT

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OTHER INFORMATION

FINANCIAL STATEMENTS

APPENDIX A – GUARANTEED MINIMUM INCOME BENEFIT – ADDITIONAL INFORMATION

APPENDIX B – ADDITIONAL DEATH BENEFIT – EXTRA – ADDITIONAL INFORMATION

53

APPENDIX A

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

Please Note: The Company reserve the right to change investment choices made by purchasers of the Architect Guaranteed Lifetime Withdrawal Benefit as we deem necessary to support the guarantees under these riders.

The subaccounts listed below are available under the policy for new investors, but may not be available for all policies.

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
Columbia Funds Variable Insurance Trust – Class 1 Shares
Columbia Variable Portfolio - Small Company Growth Fund(2)	Columbia Variable Portfolio—Small Company Growth Fund	Columbia Management Investment Advisers, LLC
Investment Objective: Long-term capital appreciation.
Federated Insurance Series
Federated Fund for U.S. Government Securities II(2)	Federated Fund for U.S. Government Securities II	Federated Investment Management Company
Investment Objective: Provide current income.
Federated Government Money Fund II(2)(3)	Federated Government Money Fund II(3)	Federated Investment Management Company
Investment Objective: Provide current income consistent with stability of principal and liquidity.
Federated High Income Bond Fund II – Primary Shares(2)	Federated High Income Bond Fund II – Primary Shares	Federated Investment Management Company
Investment Objective: High current income.
Federated Managed Tail Risk Fund II – Primary Shares(2)	Federated Managed Tail Risk Fund II – Primary Shares	Federated Global Investment Management Corp.
Investment Objective: Capital appreciation.
Federated Managed Volatility Fund II(2)	Federated Managed Volatility Fund II	Federated Equity Management Company of Pennsylvania
Investment Objective: Achieve high current income and moderate capital appreciation.
Fidelity® Variable Insurance Products Fund – Initial Class
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company
Investment Objective: Long term capital appreciation.
Fidelity® VIP Mid Cap Portfolio	Fidelity® VIP Mid Cap Portfolio	Fidelity Management & Research Company
Investment Objective: Long term growth of capital.
Fidelity® VIP Value Strategies Portfolio	Fidelity® VIP Value Strategies Portfolio	Fidelity Management & Research Company
Investment Objective: Capital appreciation.
Transamerica Series Trust - Initial Class
TA Asset Allocation - Conservative	Transamerica Asset Allocation - Conservative VP	Aegon USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA Asset Allocation - Growth	Transamerica Asset Allocation—Growth VP	Aegon USA Investment Management, LLC
Investment Objective: Long-term capital appreciation
TA Asset Allocation - Moderate	Transamerica Asset Allocation - Moderate VP	Aegon USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Moderate Growth	Transamerica Asset Allocation - Moderate Growth VP	Aegon USA Investment Management, LLC
Investment Objective: Capital appreciation with current income as a secondary objective.
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
Investment Objective: Long-term capital growth.
TA Clarion Global Real Estate Securities(2)	Transamerica Clarion Global Real Estate Securities VP	CBRE Clarion Securities LLC
Investment Objective: Long-term total return from investment primarily in equity securities of real estate companies.

54

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
Transamerica Series Trust - Initial Class (Continued )
TA Janus Mid-Cap Growth(4)	Transamerica Janus Mid-Cap Growth VP(4)	Janus Capital Management LLC (4)
Investment Objective: Capital appreciation.
TA JPMorgan Enhanced Index(2)	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
Investment Objective: Earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500® Index (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500® Index.
TA MFS International Equity(2)	Transamerica MFS International Equity VP	MFS® Investment Management
Investment Objective: Capital growth.
TA Managed Risk – Balanced ETF	Transamerica Managed Risk – Balanced ETF VP	Milliman Financial Risk Management LLC
Investment Objective: Balance capital appreciation and income.
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP	Milliman Financial Risk Management LLC
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA Multi-Managed Balanced(2)	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
Investment Objective: High total investment return through investment in a broadly diversified portfolio of stocks, bonds and money market instruments.
TA PIMCO Total Return	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
Investment Objective: Maximum real return consistent with preservation of real capital and prudent investment management.
TA Systematic Small/Mid Cap Value(2)	Transamerica Systematic Small/Mid Cap Value VP	Systematic Financial Management L.P.
Investment Objective: Maximize total return.
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
Investment Objective: Long-term growth of capital by investing primarily in common stocks of small growth companies.
TA TS&W International Equity(2)	Transamerica TS&W International Equity VP	Thompson, Siegel & Walmsley LLC
Investment Objective: Seeks maximum long-term total return.
TA WMC US Growth(2)	Transamerica WMC US Growth VP	Wellington Management Company, LLP
Investment Objective: Maximize long-term growth.
Vanguard® Variable Insurance Fund
Equity Index Portfolio	Equity Index Portfolio	Vanguard Equity Investment Group
Investment Objective: Track the performance of a benchmark index that measures the investment return of large-capitalization stocks.
International Portfolio	International Portfolio	Baillie Gifford Overseas Ltd., M&G Investment Management Limited, and Schroder Investment Management North America Inc.
Investment Objective: Provide long-term capital appreciation.
Mid-Cap Index Portfolio	Mid-Cap Index Portfolio	Vanguard Equity Investment Group
Investment Objective: Track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.
REIT Index Portfolio	REIT Index Portfolio	Vanguard Equity Investment Group
Investment Objective: Provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark of publicly traded equity REITs.
Short-Term Investment-Grade Portfolio	Short-Term Investment-Grade Portfolio	Vanguard’s Fixed Income Group
Investment Objective: Provide current income while maintaining limited price volatility.
Total Bond Market Index Portfolio	Total Bond Market Index Portfolio	Vanguard’s Fixed Income Group
Investment Objective: Track the performance of a broad, market-weighted bond index.

55

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
Wanger Advisors Trust
Wanger International(2)	Wanger International	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.
Wanger USA(2)	Wanger USA	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.

(1)

Some subaccounts may be available for certain policies and may not be available for all policies. You should work with your registered representative to decide which subaccount(s) may be appropriate for you based on a thorough analysis of you particular insurance needs, financial objectives, investment goals, time horizons, and risk tolerance.

(2)	Owners of Policy Number AV375 may invest only in these funds.
(3)

There can be no assurance that the Federated Government Money Fund II portfolio (Formerly known as Federated Prime Money Fund II) will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of Policy charges, the yield on the Federated Government Money Fund II subaccount may become extremely low and possibly negative.

(4)	On or about May 1, 2016 Transamerica Morgan Stanley Mid-Cap Growth VP will be renamed Transamerica Janus Mid-Cap Growth VP and will be subadvised by Janus Capital Management LLC.

Additional Information:

The following subaccounts were closed to new investments on May 1, 2006:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AB Variable Products Series Fund, Inc. – Class B
AB Global Thematic Growth Portfolio	AB Global Thematic Growth Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AB Growth Portfolio	AB Growth Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AB Large Cap Growth Portfolio	AB Large Cap Growth Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
Columbia Funds Variable Series Trust II – Class 2 Shares
Columbia Variable Portfolio - Mid Cap Growth Fund	Columbia Variable Portfolio - Mid Cap Growth Fund	Columbia Management Investment Advisers, LLC
Investment Objective: Seeks to provide shareholders with growth of capital.
Columbia Variable Portfolio - Seligman Global Technology Fund	Columbia Variable Portfolio - Seligman Global Technology Fund	Columbia Management Investment Advisers, LLC
Investment Objective: Seeks to provide shareholders with long-term capital appreciation.
Dreyfus Variable Investment Fund - Service Class
Dreyfus VIF - Appreciation Portfolio	Dreyfus VIF - Appreciation Portfolio	The Dreyfus Corporation
Investment Objective: Long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.
The Dreyfus Socially Responsible Growth Fund, Inc. - Service Class		The Dreyfus Corporation
Investment Objective: Provide capital growth, with current income as a secondary goal.
Transamerica Series Trust - Initial Class
TA Morgan Stanley Capital Growth	Transamerica Morgan Stanley Capital Growth VP	Morgan Stanley Investment Management Inc.
Investment Objective: Maximize long-term growth.
Effective December 12, 2011, the following subaccount was closed to new investments:
Nationwide Variable Insurance Trust – Class II
NVIT Developing Markets Fund	NVIT Developing Markets Fund	Nationwide Fund Advisors
Investment Objective: Long-term capital appreciation.

56

APPENDIX B

CONDENSED FINANCIAL INFORMATION

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $	1.259721 1.219333 1.106830 1.033351 1.032121 0.942705 0.820056 1.000000	$ $ $ $ $ $ $ $	1.223114 1.259721 1.219333 1.106830 1.033351 1.032121 0.942705 0.820056	0.000 0.000 0.000 1,672.133 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $	1.277706 1.244351 1.060048 0.962060 0.984410 0.882617 0.723979 1.000000	$ $ $ $ $ $ $ $	1.219510 1.277706 1.244351 1.060048 0.962060 0.984410 0.882617 0.723979	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Asset Allocation - Conservative - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.651428 1.639486 1.520816 1.435856 1.418943 1.321484 1.070578 1.378034 1.314219 1.218163 1.174882 1.086427 0.897	$ $ $ $ $ $ $ $ $ $ $ $ $	1.595962 1.651428 1.639486 1.520816 1.435856 1.418943 1.321484 1.070578 1.378034 1.314219 1.218163 1.174882 1.086427	86,658.748 117,442.600 159,450.417 149,490.531 210,029.030 270,577.012 221,585.627 241,603.117 255,246.090 799,984.652 936,388.233 861,278 166,604.481
TA Asset Allocation - Growth - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.767809 1.745794 1.396654 1.258471 1.349810 1.191267 0.930947 1.564655 1.473222 1.292634 1.168315 1.038054 0.805	$ $ $ $ $ $ $ $ $ $ $ $ $	1.708900 1.767809 1.745794 1.396654 1.258471 1.349810 1.191267 0.930947 1.564655 1.473222 1.292634 1.168315 1.038054	1,225.787 1,225.787 1,225.787 1,225.787 1,225.787 29,796.358 29,796.358 19,745.400 20,048.832 103,045.796 181,530.774 390,768 0.000
TA Asset Allocation - Moderate - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.742167 1.719850 1.537253 1.425187 1.437385 1.321141 1.060340 1.453058 1.365602 1.242705 1.173330 1.068624 0.868	$ $ $ $ $ $ $ $ $ $ $ $ $	1.679025 1.742167 1.719850 1.537253 1.425187 1.437385 1.321141 1.060340 1.453058 1.365602 1.242705 1.173330 1.068624	271,514.769 272,091.303 331,205.259 354,458.840 365,209.455 367,932.633 456,386.693 497,039.713 671,882.445 1,519,104.399 1,456,917.291 275,000 115,007.063

57

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
TA Asset Allocation - Moderate Growth - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.774181 1.754769 1.491184 1.367359 1.415620 1.273991 1.008481 1.521738 1.432059 1.276212 1.177932 1.052490 0.840	$ $ $ $ $ $ $ $ $ $ $ $ $	1.709764 1.774181 1.754769 1.491184 1.367359 1.415620 1.273991 1.008481 1.521738 1.432059 1.276212 1.177932 1.052490	193,019.977 197,662.664 271,245.129 272,037.952 286,639.571 371,797.436 397,103.538 415,813.350 603,034.515 777,484.777 778,090.104 1,023,551 197,068.256
TA Barrow Hanley Dividend Focused - Initial Class Subaccount Inception Date November 19, 2009	2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $	1.727303 1.562227 1.216860 1.105049 1.091195 1.002329 0.984650	$ $ $ $ $ $ $	1.641418 1.727303 1.562227 1.216860 1.105049 1.091195 1.002329	941,084.292 1,022,124.369 1,147,647.842 914,080.374 325,817.763 329,888.116 310,217.258
TA Clarion Global Real Estate Securities - Initial Class Subaccount Inception Date May 3, 1999	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.980191 2.662273 2.599594 2.105723 2.266201 1.987627 1.511386 2.661211 2.894074 2.063553 1.844825 1.408716 1.053	$ $ $ $ $ $ $ $ $ $ $ $ $	2.919917 2.980191 2.662273 2.599594 2.105723 2.266201 1.987627 1.511386 2.661211 2.894074 2.063553 1.844825 1.408716	43,277.753 60,093.832 48,566.598 59,346.736 54,235.313 58,299.565 41,868.031 46,426.872 393,172.266 170,884.337 234,658.588 276,382 289,895.875
TA JPMorgan Enhanced Index - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.739821 1.545777 1.183384 1.031913 1.039159 0.915312 0.716565 1.160405 1.126220 0.990810 0.971527 0.887825 0.699	$ $ $ $ $ $ $ $ $ $ $ $ $	1.713687 1.739821 1.545777 1.183384 1.031913 1.039159 0.915312 0.716565 1.160405 1.126220 0.990810 0.971527 0.887825	2,949.474 19,618.218 90,406.748 88,094.232 166,359.912 184,505.245 133,607.021 134,637.220 177,333.578 258,298.605 274,610.565 122,411 498,181.574
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.976492 1.891589 1.294436 1.136573 1.224113 0.974477 0.772898 1.232267 1.237419 1.058825 1.032047 0.959364 0.720000	$ $ $ $ $ $ $ $ $ $ $ $ $	2.177896 1.976492 1.891589 1.294436 1.136573 1.224113 0.974477 0.772898 1.232267 1.237419 1.058825 1.032047 0.959364	0.000 0.000 0.000 0.000 4,106.415 4,106.415 4,106.415 39,110.549 44,001.655 51,620.065 57,575.498 62,820.000 65,194.584

58

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA MFS International Equity - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.686938 1.804786 1.550441 1.287719 1.452438 1.333517 1.019607 1.598614 1.485919 1.224845 1.100918 0.976821 0.791	$ $ $ $ $ $ $ $ $ $ $ $ $	1.664099 1.686938 1.804786 1.550441 1.287719 1.452438 1.333517 1.019607 1.598614 1.485919 1.224845 1.100918 0.976821	18,209.450 30,706.605 34,759.626 55,874.026 62,357.614 62,556.110 71,397.455 116,872.221 152,129.387 193,975.874 100,020.109 85,250 1,146,645.804
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.588612 1.539683 1.602826 1.512031 1.443415 1.366065 1.194351 1.246518 1.160800 1.130007 1.120250 1.087635 1.052000	$ $ $ $ $ $ $ $ $ $ $ $ $	1.576717 1.588612 1.539683 1.602826 1.512031 1.443415 1.366065 1.194351 1.246518 1.160800 1.130007 1.120250 1.087635	1,317,615.333 1,105,241.712 1,707,990.973 2,602,021.000 3,064,935.408 1,892,804.200 206,873.284 374,903.160 2,146,947.613 1,969,634.612 2,405,099.787 2,549,835.000 1,308,955.006
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006	$ $ $ $ $ $ $ $ $ $	1.989536 1.894320 1.333909 1.169794 1.166967 0.880690 0.644156 1.025183 0.948942 1.000000	$ $ $ $ $ $ $ $ $ $	2.008828 1.989536 1.894320 1.333909 1.169794 1.166967 0.880690 0.644156 1.025183 0.948942	379,259.000 496,271.514 420,503.492 315,780.302 58,690.929 54,423.037 428,627.248 698,937.611 36,354.256 86,465.962
TA WMC US Growth - Initial Class Subaccount Inception Date May 3, 1999	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.815723 1.657962 1.269770 1.138365 1.199611 1.033012 0.811175 1.524224 1.329869 1.240952 1.080260 0.946372 0.732	$ $ $ $ $ $ $ $ $ $ $ $ $	1.912329 1.815723 1.657962 1.269770 1.138365 1.199611 1.033012 0.811175 1.524224 1.329869 1.240952 1.080260 0.946372	269,448.093 293,778.590 309,727.723 346,093.733 399,115.891 452,465.094 1,242,010.776 1,837,391.871 1,455,324.410 2,091,258.670 2,037,334.956 1,938,310 1,637,531.181
TA Systematic Small/Mid Cap Value - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.426026 3.303107 2.458208 2.142895 2.233256 1.737248 1.230640 2.111435 1.717342 1.475759 1.318322 1.149577 0.611	$ $ $ $ $ $ $ $ $ $ $ $ $	3.292212 3.426026 3.303107 2.458208 2.142895 2.233256 1.737248 1.230640 2.111435 1.717342 1.475759 1.318322 1.149577	33,283.727 34,990.408 39,125.274 48,922.512 68,294.117 71,456.074 71,889.090 45,409.191 70,781.591 73,231.680 76,676.982 84,060 230,384.409

59

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA TS&W International Equity - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.559521 1.668659 1.361443 1.183106 1.400413 1.309669 1.055468 1.750669 1.536450 1.262008 1.125102 0.983665 0.751	$ $ $ $ $ $ $ $ $ $ $ $ $	1.557468 1.559521 1.668659 1.361443 1.183106 1.400413 1.309669 1.055468 1.750669 1.536450 1.262008 1.125102 0.983665	47,259.831 62,032.960 95,062.118 98,818.767 252,421.076 305,344.133 994,076.362 1,513,601.766 1,574,785.475 1,396,485.885 1,375,037.323 1,390,727 351,432.230
TA Janus Mid-Cap Growth - Initial Class(1) Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.569596 1.592124 1.160831 1.079709 1.174121 0.889557 0.562068 1.061724 0.879107 0.811447 0.765392 0.724747 0.574	$ $ $ $ $ $ $ $ $ $ $ $ $	1.469305 1.569596 1.592124 1.160831 1.079709 1.174121 0.889557 0.562068 1.061724 0.879107 0.811447 0.765392 0.724747	71,576.026 83,077.342 75,103.381 80,028.911 89,316.651 58,252.492 37,692.763 51,640.976 71,133.808 65,597.403 64,998.821 31,777 48,025.996
TA Multi-Managed Balanced - Initial Class Subaccount Inception Date April 29, 2010	2015 2014 2013 2012 2011 2010	$ $ $ $ $ $	1.634813 1.496727 1.285799 1.158879 1.130032 1.000000	$ $ $ $ $ $	1.614903 1.634813 1.496727 1.285799 1.158879 1.130032	234,877.573 258,783.760 35,356.650 44,491.728 43,779.435 50,434.289
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	0.957216 0.926564 0.764681 0.685108 0.907461 0.776346 0.514302 0.993244 0.840508 0.786729 0.770018 0.743395 0.524	$ $ $ $ $ $ $ $ $ $ $ $ $	0.968517 0.957216 0.926564 0.764681 0.685108 0.907461 0.776346 0.514302 0.993244 0.840508 0.786729 0.770018 0.743395	6,753.897 7,381.674 8,046.091 8,791.835 25,566.767 26,491.498 27,520.187 28,764.569 29,986.120 31,061.262 35,866.428 37,176 35,549.203
AB Growth - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.579910 1.418875 1.076413 0.961526 0.966082 0.853759 0.651881 1.152173 1.037572 1.065812 0.968524 0.857939 0.646	$ $ $ $ $ $ $ $ $ $ $ $ $	1.694672 1.579910 1.418875 1.076413 0.961526 0.966082 0.853759 0.651881 1.152173 1.037572 1.065812 0.968524 0.857939	32,562.222 35,038.626 36,773.826 38,694.855 40,821.011 43,196.136 49,736.636 105,810.313 109,020.962 187,460.467 228,654.688 457,077 288,679.947

60

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
AB Large Cap Growth - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.471142 1.311027 0.970837 0.844011 0.889615 0.821712 0.608024 1.025081 0.915406 0.934630 0.825595 0.773086 0.636	$ $ $ $ $ $ $ $ $ $ $ $ $	1.607534 1.471142 1.311027 0.970837 0.844011 0.889615 0.821712 0.608024 1.025081 0.915406 0.934630 0.825595 0.773086	0.000 8,682.595 8,758.644 8,839.264 8,923.849 9,008.556 9,100.254 9,164.448 9,205.564 9,793.284 30,686.923 41,608 41,209.721
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.716855 1.826464 1.319095 1.194894 1.283384 1.014181 0.818808 1.403887 1.255402 1.133055 1.119103 1.018460 0.717	$ $ $ $ $ $ $ $ $ $ $ $ $	1.757043 1.716855 1.826464 1.319095 1.194894 1.283384 1.014181 0.818808 1.403887 1.255402 1.133055 1.119103 1.018460	777.353 10,868.506 11,031.574 11,210.281 211,821.601 334,981.853 343,965.599 558,616.332 26,168.435 43,037.986 75,936.194 85,648 208,600.069
The Dreyfus Socially Responsible Growth Fund, Inc. - Service Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.459593 1.308882 0.990967 0.900112 0.907231 0.803506 0.610878 0.947419 0.894214 0.832564 0.817214 0.782616 0.631	$ $ $ $ $ $ $ $ $ $ $ $ $	1.389587 1.459593 1.308882 0.990967 0.900112 0.907231 0.803506 0.610878 0.947419 0.894214 0.832564 0.817214 0.782616	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 4,918.324 13,116.635 12,556.341 10,772 30,569.443
Dreyfus - VIF Appreciation - Service Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.660919 1.562699 1.312099 1.208692 1.127636 0.994377 0.825330 1.191469 1.131328 0.987611 0.962276 0.931583 0.782	$ $ $ $ $ $ $ $ $ $ $ $ $	1.592754 1.660919 1.562699 1.312099 1.208692 1.127636 0.994377 0.825330 1.191469 1.131328 0.987611 0.962276 0.931583	8,719.114 8,719.114 8,719.114 8,719.114 10,902.436 10,902.436 10,902.436 39,852.989 58,484.942 75,165.888 83,505.425 33,058 1,954,523.929
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2015 2014 2013 2012 2011 2010	$ $ $ $ $ $	1.224171 1.254064 1.092508 1.006072 1.077680 1.000000	$ $ $ $ $ $	1.130767 1.224171 1.254064 1.092508 1.006072 1.077680	283,130.276 291,852.578 288,880.650 295,297.463 319,831.036 312,814.348

61

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Federated Managed Volatility Fund II Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.672249 1.632649 1.360516 1.215625 1.177027 1.065347 0.842545 1.073601 1.046986 0.918462 0.876656 0.809119 0.680	$ $ $ $ $ $ $ $ $ $ $ $ $	1.523772 1.672249 1.632649 1.360516 1.215625 1.177027 1.065347 0.842545 1.073601 1.046986 0.918462 0.876656 0.809119	70,761.560 70,436.737 70,498.129 37,560.839 379,053.769 672,068.540 677,295.034 1,121,275.271 17,801.395 37,995.319 33,288.076 5,170 28,081.499
Federated Fund for U.S. Government Securities II Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.434284 1.390796 1.440517 1.419278 1.361168 1.313054 1.266149 1.231850 1.175893 1.145507 1.138979 1.115277 1.105	$ $ $ $ $ $ $ $ $ $ $ $ $	1.421098 1.434284 1.390796 1.440517 1.419278 1.361168 1.313054 1.266149 1.231850 1.175893 1.145507 1.138979 1.115277	75,622.344 120,261.294 177,852.669 216,733.411 282,024.884 317,879.894 245,463.889 215,312.873 161,632.110 309,313.755 361,969.328 613,614 1,647,847.713
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.267104 2.239696 2.123766 1.878620 1.812159 1.602406 1.063554 1.458032 1.430249 1.309445 1.294013 1.188509 0.987	$ $ $ $ $ $ $ $ $ $ $ $ $	2.177218 2.267104 2.239696 2.123766 1.878620 1.812159 1.602406 1.063554 1.458032 1.430249 1.309445 1.294013 1.188509	292,205.563 601,448.316 293,407.573 135,360.381 146,570.486 182,490.210 487,474.665 713,808.656 835,684.630 899,218.715 1,145,821.416 1,172,624 1,082,635.472
Federated Government Money Fund II(2) Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	0.995834 1.010283 1.024908 1.039883 1.054891 1.070198 1.080816 1.069347 1.035665 1.004903 0.992624 0.998922 1.007	$ $ $ $ $ $ $ $ $ $ $ $ $	0.981605 0.995834 1.010283 1.024908 1.039883 1.054891 1.070198 1.080816 1.069347 1.035665 1.004903 0.992624 0.998922	604,244.545 422,393.257 1,283,180.385 479,730.508 498,686.547 700,711.471 1,787,536.706 2,738,201.256 1,908,244.047 1,853,380.190 1,816,231.907 2,087,881 1,600,766.572
Fidelity VIP Contrafund® Portfolio – Initial Class Subaccount Inception Date May 1, 2006	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006	$ $ $ $ $ $ $ $ $ $	1.646755 1.492389 1.153214 1.005034 1.045986 0.905278 0.676756 1.194404 1.030515 1.000000	$ $ $ $ $ $ $ $ $ $	1.634115 1.646755 1.492389 1.153214 1.005034 1.045986 0.905278 0.676756 1.194404 1.030515	1,028,994.576 1,054,051.923 1,227,695.156 1,089,071.731 826,434.220 1,302,212.144 439,405.458 375,203.622 412,913.790 279,643.348

62

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004	$ $ $ $ $ $ $ $ $ $ $ $	2.636898 2.516923 1.874327 1.656025 1.879470 1.479954 1.071769 1.795642 1.575602 1.418273 1.216160 1.000	$ $ $ $ $ $ $ $ $ $ $ $	2.563092 2.636898 2.516923 1.874327 1.656025 1.879470 1.479954 1.071769 1.795642 1.575602 1.418273 1.216160	7,632.240 7,667.832 7,821.460 12,073.880 10,488.163 10,682.412 19,672.857 38,539.490 146,179.339 588,023.895 788,472.104 787,345
Fidelity VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004	$ $ $ $ $ $ $ $ $ $ $ $	1.929853 1.833266 1.425236 1.136059 1.263815 1.012461 0.651797 1.354058 1.299401 1.133089 1.119660 1.000	$ $ $ $ $ $ $ $ $ $ $ $	1.845430 1.929853 1.833266 1.425236 1.136059 1.263815 1.012461 0.651797 1.354058 1.299401 1.133089 1.119660	36,350.924 65,136.397 116,486.800 93,384.309 386,740.331 547,576.171 277,712.455 241,530.750 619,306.849 731,834.258 823,483.078 726,498
NVIT Developing Markets Fund Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.383995 2.568770 2.605166 2.263284 2.959056 2.584728 1.616361 3.891618 2.751242 2.073960 1.599736 1.354948 0.861	$ $ $ $ $ $ $ $ $ $ $ $ $	1.966416 2.383995 2.568770 2.605166 2.263284 2.959056 2.584728 1.616361 3.891618 2.751242 2.073960 1.599736 1.354948	54,899.010 55,293.087 58,620.940 79,374.451 159,441.841 225,332.531 205,436.023 349,606.763 313,295.576 338,938.828 59,141.282 17,450 19,723.371
Columbia Variable Portfolio – Mid Cap Growth Fund - Class 2 Shares Subaccount Inception Date April 26, 2013	2015 2014 2013	$ $ $	1.263714 1.196571 1.000000	$ $ $	1.312477 1.263714 1.196571	0.000 0.000 0.000
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.858638 1.507043 1.218433 1.155011 1.247301 1.099565 0.688017 1.170910 1.030456 0.888186 0.834695 0.815568 0.608	$ $ $ $ $ $ $ $ $ $ $ $ $	2.011901 1.858638 1.507043 1.218433 1.155011 1.247301 1.099565 0.688017 1.170910 1.030456 0.888186 0.834695 0.815568	2,668.470 12,627.746 12,718.366 12,814.679 12,916.087 2,668.470 2,668.470 4,360.674 5,595.927 6,576.998 7,724.409 9,018 10,434.556
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.017649 1.803336 1.384066 1.212026 1.206235 1.064898 0.854406 1.374558 1.323386 1.160267 1.123187 1.028400 0.812	$ $ $ $ $ $ $ $ $ $ $ $ $	2.013997 2.017649 1.803336 1.384066 1.212026 1.206235 1.064898 0.854406 1.374558 1.323386 1.160267 1.123187 1.028400	1,954,992.650 2,299,316.068 2,735,216.536 3,144,636.229 3,802,070.894 5,181,893.881 5,520,765.977 5,814,877.513 5,429,990.042 3,924,168.882 2,690,660.120 2,586,038 1,832,289.179

63

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Vanguard - Mid-Cap Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.636290 2.354454 1.770251 1.550778 1.605934 1.299525 0.939186 1.637677 1.565432 1.396071 1.242604 1.047790 0.793	$ $ $ $ $ $ $ $ $ $ $ $ $	2.561313 2.636290 2.354454 1.770251 1.550778 1.605934 1.299525 0.939186 1.637677 1.565432 1.396071 1.242604 1.047790	663,550.134 877,048.237 773,545.605 838,071.392 844,708.241 1,229,412.633 1,282,149.026 2,086,568.115 1,528,971.636 1,163,317.452 1,527,906.186 1,634,691 1,454,754.279
Vanguard - REIT Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.087563 2.407440 2.386693 2.061535 1.928620 1.525561 1.198435 1.937656 2.357239 1.772256 1.607610 1.249674 0.936	$ $ $ $ $ $ $ $ $ $ $ $ $	3.111120 3.087563 2.407440 2.386693 2.061535 1.928620 1.525561 1.198435 1.937656 2.357239 1.772256 1.607610 1.249674	659,978.384 779,625.256 865,068.851 916,686.546 1,200,684.034 1,326,731.609 1,726,926.011 1,386,712.852 1,251,873.143 753,540.002 380,573.602 550,674 287,366.638
Vanguard - International Subaccount Inception Date May 1, 2007	2015 2014 2013 2012 2011 2010 2009 2008 2007	$ $ $ $ $ $ $ $ $	1.064131 1.149149 0.945844 0.798764 0.937202 0.821589 0.583745 1.075210 1.000000	$ $ $ $ $ $ $ $ $	1.040865 1.064131 1.149149 0.945844 0.798764 0.937202 0.821589 0.583745 1.075210	496,289.850 469,255.929 551,868.663 579,627.350 471,448.324 310,000.785 214,348.979 151,917.344 23,835.391
Vanguard - Short-Term Investment-Grade Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.332691 1.328686 1.333612 1.295831 1.288556 1.242399 1.106983 1.163259 1.113133 1.076315 1.067869 1.061463 1.040	$ $ $ $ $ $ $ $ $ $ $ $ $	1.328406 1.332691 1.328686 1.333612 1.295831 1.288556 1.242399 1.106983 1.163259 1.113133 1.076315 1.067869 1.061463	2,826,226.387 2,447,633.604 2,867,208.031 1,291,191.810 1,288,458.776 1,227,284.996 2,276,963.987 2,311,321.601 4,013,784.934 4,838,808.892 4,232,273.584 3,990,261 2,241,011.063
Vanguard - Total Bond Market Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.513829 1.450329 1.505828 1.468679 1.384005 1.318376 1.262490 1.217198 1.154309 1.122658 1.112200 1.082852 1.056	$ $ $ $ $ $ $ $ $ $ $ $ $	1.497176 1.513829 1.450329 1.505828 1.468679 1.384005 1.318376 1.262490 1.217198 1.154309 1.122658 1.112200 1.082852	614,512.696 839,679.196 906,227.770 2,994,037.713 3,497,035.897 2,868,450.351 2,962,764.746 3,058,830.415 1,097,558.715 1,125,093.709 1,133,754.349 1,100,529 1,243,279.529

64

1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Wanger International Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.818375 2.990967 2.479672 2.069540 2.459066 1.997044 1.352632 2.522739 2.200552 1.627553 1.358616 1.058073 0.721	$ $ $ $ $ $ $ $ $ $ $ $ $	2.780758 2.818375 2.990967 2.479672 2.069540 2.459066 1.997044 1.352632 2.522739 2.200552 1.627553 1.358616 1.058073	649,938.425 505,897.684 346,584.316 303,273.483 349,233.398 518,777.230 140,485.610 58,518.011 99,053.172 95,585.812 326,373.631 282,130 227,633.673
Wanger USA Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.562996 2.481440 1.882124 1.591088 1.672533 1.375546 0.981170 1.650464 1.588907 1.494234 1.362500 1.168145 0.827	$ $ $ $ $ $ $ $ $ $ $ $ $	2.510963 2.562996 2.481440 1.882124 1.591088 1.672533 1.375546 0.981170 1.650464 1.588907 1.494234 1.362500 1.168145	145,407.813 160,122.936 183,821.814 181,554.252 165,660.214 271,279.963 225,481.976 227,531.181 583,733.928 835,302.936 1,037,234.292 1,411,226 1,265,412.266

65

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $	1.255594 1.215933 1.104278 1.031476 1.030758 0.941916 0.819781 1.000000	$ $ $ $ $ $ $ $	1.218510 1.255594 1.215933 1.104278 1.031476 1.030758 0.941916 0.819781	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $	1.273445 1.240813 1.057566 0.960291 0.983097 .0881874 0.723742 1.000000	$ $ $ $ $ $ $ $	1.214840 1.273445 1.240813 1.057566 0.960291 0.983097 0.881874 0.723742	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Asset Allocation - Conservative - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.641068 1.630007 1.512767 1.428953 1.412819 1.316426 1.067017 1.374142 1.311160 1.215924 1.173316 1.085524 0.896	$ $ $ $ $ $ $ $ $ $ $ $ $	1.585174 1.641068 1.630007 1.512767 1.428953 1.412819 1.316426 1.067017 1.374142 1.311160 1.215924 1.173316 1.085524	0.000 0.000 21,069.127 21,069.127 21,069.127 21,069.127 21,069.127 21,069.127 21,069.127 21,069.127 21,069.127 0.000 0.000
TA Asset Allocation - Growth - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.756820 1.735793 1.389338 1.252508 1.344067 1.186779 0.927903 1.560311 1.469855 1.290319 1.166804 1.037216 0.805	$ $ $ $ $ $ $ $ $ $ $ $ $	1.697443 1.756820 1.735793 1.389338 1.252508 1.344067 1.186779 0.927903 1.560311 1.469855 1.290319 1.166804 1.037216	0.000 0.000 0.000 0.000 1,371.268 1,371.268 1,371.268 1,371.268 1,371.268 2,935.495 7,506.495 16,848 0.000
TA Asset Allocation - Moderate - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.731296 1.709964 1.529176 1.418402 1.431255 1.316161 1.056864 1.449009 1.362474 1.240469 1.171796 1.067759 0.868	$ $ $ $ $ $ $ $ $ $ $ $ $	1.667720 1.731296 1.709964 1.529176 1.418402 1.431255 1.316161 1.056864 1.449009 1.362474 1.240469 1.171796 1.067759	6,148.904 6,148.904 6,148.904 6,148.904 6,148.904 6,148.904 6,148.904 6,148.904 6,148.904 40,306.666 42,311.513 29,988 13,349.154
TA Asset Allocation - Moderate Growth - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.763099 1.744674 1.483329 1.360826 1.409570 1.269176 1.005174 1.517482 1.428769 1.273905 1.176374 1.051623 0.839	$ $ $ $ $ $ $ $ $ $ $ $ $	1.698247 1.763099 1.744674 1.483329 1.360826 1.409570 1.269176 1.005174 1.517482 1.428769 1.273905 1.176374 1.051623	5,142.134 5,142.134 5,142.134 5,142.134 5,142.134 5,142.134 5,142.134 5,142.134 9,114.298 55,727.721 53,800.489 48,522 585.533

66

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Barrow Hanley Dividend Focused - Initial Class Subaccount Inception Date November 19, 2009	2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $	1.723001 1.559104 1.215017 1.103921 1.090611 1.002273 0.984649	$ $ $ $ $ $ $	1.636514 1.723001 1.559104 1.215017 1.103921 1.090611 1.002273	131,012.666 150,589.134 173,421.499 240,314.980 24,041.551 30,469.017 33,714.012
TA Clarion Global Real Estate Securities - Initial Class Subaccount Inception Date May 3, 1999	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.590587 3.209145 3.135145 2.540774 2.735754 2.400642 1.826341 3.217370 3.500631 2.497286 2.233675 1.706483 1.276	$ $ $ $ $ $ $ $ $ $ $ $ $	3.516240 3.590587 3.209145 3.135145 2.540774 2.735754 2.400642 1.826341 3.217370 3.500631 2.497286 2.233675 1.706483	6,937.294 9,055.590 9,594.609 27,300.773 28,138.084 33,640.530 35,920.042 274,837.443 103,450.227 249,301.608 309,360 552,346 418,031
TA JPMorgan Enhanced Index - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.880246 1.671362 1.280160 1.116842 1.125245 0.991628 0.776682 1.258394 1.221924 1.075522 1.055117 0.964689 0.759	$ $ $ $ $ $ $ $ $ $ $ $ $	1.851086 1.880246 1.671362 1.280160 1.116842 1.125245 0.991628 0.776682 1.258394 1.221924 1.075522 1.055117 0.964689	59,996.668 65,434.927 78,776.492 148,727.450 296,742.916 364,245.217 372,220.826 780,974.419 1,252,111.674 1,539,104.181 1,930,602 2,468,796 2,285,629
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.963369 1.879943 1.287100 1.130700 1.218378 0.970397 0.770040 1.228315 1.234065 1.056481 1.030271 0.958182 0.720000	$ $ $ $ $ $ $ $ $ $ $ $ $	2.162375 1.963369 1.879943 1.287100 1.130700 1.218378 0.970397 0.770040 1.228315 1.234065 1.056481 1.030271 0.958182	19,773.449 19,773.449 24,117.920 24,117.920 24,117.920 25,141.901 25,141.901 25,426.153 25,483.353 25,475.559 28,175.644 29,657.000 31,511.599
TA MFS International Equity - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.676353 1.794343 1.542246 1.281549 1.446189 1.328436 1.016223 1.594091 1.482452 1.222593 1.099441 0.975993 0.791	$ $ $ $ $ $ $ $ $ $ $ $ $	1.652840 1.676353 1.794343 1.542246 1.281549 1.446189 1.328436 1.016223 1.594091 1.482452 1.222593 1.099441 0.975993	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,043.112 1,044.823 1,047 2,132.979

67

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.578717 1.530847 1.594413 1.504848 1.437263 1.360914 1.190434 1.243039 1.158142 1.127971 1.118783 1.086753 1.051000	$ $ $ $ $ $ $ $ $ $ $ $ $	1.566127 1.578717 1.530847 1.594413 1.504848 1.437263 1.360914 1.190434 1.243039 1.158142 1.127971 1.118783 1.086753	345,684.351 244,331.677 359,295.049 1,198,464.675 1,415,932.851 839,301.572 15,260.416 51,238.251 649,050.917 37,201.235 17,675.286 24,567.000 43,093.952
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006	$ $ $ $ $ $ $ $ $ $	1.981087 1.887196 1.329547 1.166538 1.164296 0.879105 0.643308 1.024345 0.948633 1.000000	$ $ $ $ $ $ $ $ $ $	1.999302 1.981087 1.887196 1.329547 1.166538 1.164296 0.879105 0.643308 1.024345 0.948633	90,825.544 130,597.094 102,599.790 137,128.550 47,159.705 50,655.957 243,671.588 339,603.600 6,214.454 0.000
TA WMC US Growth - Initial Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.803709 1.647801 1.262606 1.132504 1.194024 1.028693 0.808171 1.519338 1.326262 1.238197 1.078385 0.945195 0.731	$ $ $ $ $ $ $ $ $ $ $ $ $	1.898752 1.803709 1.647801 1.262606 1.132504 1.194024 1.028693 0.808171 1.519338 1.326262 1.238197 1.078385 0.945195	216,815.764 242,693.854 338,264.647 977,086.998 1,205,547.579 663,907.893 1,209,655.161 1,603,889.971 2,004,161.623 452,823.257 524,861 707,788.225 788,920
TA Systematic Small/Mid Cap Value - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	7.009413 6.761269 5.034296 4.390715 4.578108 3.563074 2.525279 4.334826 3.527500 3.032749 2.710530 2.364745 1.258	$ $ $ $ $ $ $ $ $ $ $ $ $	6.732307 7.009413 6.761269 5.034296 4.390715 4.578108 3.563074 2.525279 4.334826 3.527500 3.032749 2.710530 2.364745	47,508.467 51,055.765 58,210.724 62,448.607 76,118.099 110,870.293 108,428.705 159,956.073 259,606.496 420,700.829 575,710.446 723,452 1,060,687
TA TS&W International Equity - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.482890 1.587442 1.295805 1.126618 1.334210 1.248364 1.006558 1.670354 1.466684 1.205294 1.075061 0.940372 0.719	$ $ $ $ $ $ $ $ $ $ $ $ $	1.480203 1.482890 1.587442 1.295805 1.126618 1.334210 1.248364 1.006558 1.670354 1.466684 1.205294 1.075061 0.940372	95,134.149 60,779.662 93,794.524 147,436.810 228,731.934 248,053.407 562,297.002 847,695.595 1,059,960.817 891,660.581 1,049,969.500 1,288,069 1,610,481

68

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Janus Mid-Cap Growth - Initial Class(1) Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.559166 1.582331 1.154258 1.074120 1.168616 0.885825 0.559981 1.058294 0.876700 0.809627 0.764064 0.723847 0.573	$ $ $ $ $ $ $ $ $ $ $ $ $	1.458822 1.559166 1.582331 1.154258 1.074120 1.168616 0.885825 0.559981 1.058294 0.876700 0.809627 0.764064 0.723847	36,074.977 36,167.296 36,234.259 36,234.259 36,549.544 37,094.956 37,187.239 37,187.239 39,570.691 39,915.497 42,819.457 44,467 44,184.087
TA Multi-Managed Balanced - Initial Class Subaccount Inception Date April 29, 2010	2015 2014 2013 2012 2011 2010	$ $ $ $ $ $	1.631053 1.494019 1.284099 1.157928 1.129662 1.000000	$ $ $ $ $ $	1.610393 1.631053 1.494019 1.284099 1.157928 1.129662	209,647.351 222,692.806 222,333.394 446,232.069 489,103.918 0.000
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	.950847 0.920851 0.760337 0.681555 0.903199 0.773078 0.512390 0.990058 0.838237 0.784981 0.768689 0.742478 0.524	$ $ $ $ $ $ $ $ $ $ $ $ $	.961596 .950847 0.920851 0.760337 0.681555 0.903199 0.773078 0.512390 0.990058 0.838237 0.784981 0.768689 0.742478	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 62.982 60.059 3,010.100 4,550 4,265.645
AB Growth - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.569396 1.410135 1.070305 0.956557 0.961553 0.850177 0.649465 1.148475 1.034758 1.063436 0.966842 0.856875 0.654	$ $ $ $ $ $ $ $ $ $ $ $ $	1.682565 1.569396 1.410135 1.070305 0.956557 0.961553 0.850177 0.649465 1.148475 1.034758 1.063436 0.966842 0.856875	778.030 778.030 778.030 778.030 778.030 778.030 778.030 778.030 778.030 771.861 774.898 7,432 10,784.975
AB Large Cap Growth - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.461369 1.302965 0.965340 0.839657 0.885448 0.818268 0.605771 1.021786 0.912916 0.932556 0.824168 0.772128 0.635	$ $ $ $ $ $ $ $ $ $ $ $ $	1.596065 1.461369 1.302965 0.965340 0.839657 0.885448 0.818268 0.605771 1.021786 0.912916 0.932556 0.824168 0.772128	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

69

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.348498 2.499662 1.806181 1.636930 1.759011 1.390713 1.123356 1.927003 1.724030 1.556780 1.538377 1.400712 0.986	$ $ $ $ $ $ $ $ $ $ $ $ $	2.402281 2.348498 2.499662 1.806181 1.636930 1.759011 1.390713 1.123356 1.927003 1.724030 1.556780 1.538377 1.400712	21,297.201 27,249.521 43,408.330 68,475.637 160,522.832 215,211.285 220,098.291 302,450.775 7,208.538 7,218.667 30,324 38,154 58,598
The Dreyfus Socially Responsible Growth Fund, Inc. - Service Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.449891 1.300815 0.985343 0.895437 0.902965 0.800115 0.608599 0.944358 0.891775 0.830707 0.815795 0.781636 0.631	$ $ $ $ $ $ $ $ $ $ $ $ $	1.379671 1.449891 1.300815 0.985343 0.895437 0.902965 0.800115 0.608599 0.944358 0.891775 0.830707 0.815795 0.781636	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,303.416
Dreyfus - VIF Appreciation - Service Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.649870 1.553071 1.304659 1.202430 1.122339 0.990191 0.822262 1.187631 1.128235 0.985396 0.960586 0.930410 0.782	$ $ $ $ $ $ $ $ $ $ $ $ $	1.581381 1.649870 1.553071 1.304659 1.202430 1.122339 0.990191 0.822262 1.187631 1.128235 0.985396 0.960586 0.930410	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 412.077 40,184.744 138 0.000
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2015 2014 2013 2012 2011 2010	$ $ $ $ $ $	1.221278 1.251712 1.090988 1.005177 1.077255 1.000000	$ $ $ $ $ $	1.127547 1.221278 1.251712 1.090988 1.005177 1.077255	64,964.686 66,898.105 71,574.458 83,636.385 87,033.801 104,697.670
Federated Managed Volatility Fund II Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.472486 1.438332 1.199168 1.071996 1.038474 0.940410 0.744104 0.948635 0.925577 0.812349 0.775743 0.716340 0.603	$ $ $ $ $ $ $ $ $ $ $ $ $	1.341085 1.472486 1.438332 1.199168 1.071996 1.038474 0.940410 0.744104 0.948635 0.925577 0.812349 0.775743 0.716340	41,026.170 47,307.713 83,881.522 113,677.272 359,154.439 558,967.994 578,527.130 828,351.772 31,163.808 46,013.834 69,339.203 80,846 135,584

70

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Federated Fund for U.S. Government Securities II Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.576069 1.529040 1.584471 1.561896 1.498663 1.446408 1.395420 1.358287 1.297240 1.264329 1.257748 1.232183 1.222	$ $ $ $ $ $ $ $ $ $ $ $ $	1.560809 1.576069 1.529040 1.584471 1.561896 1.498663 1.446408 1.395420 1.358287 1.297240 1.264329 1.257748 1.232183	193,291.623 195,181.005 315,874.004 695,289.866 750,819.380 709,794.574 553,454.195 550,416.381 680,866.675 1,714,775.935 1,408,870.019 1,658,616 3,258,944
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.175151 2.149901 2.039614 1.805068 1.742064 1.541169 1.023410 1.403687 1.377623 1.261891 1.247633 1.146467 0.952	$ $ $ $ $ $ $ $ $ $ $ $ $	2.087872 2.175151 2.149901 2.039614 1.805068 1.742064 1.541169 1.023410 1.403687 1.377623 1.261891 1.247633 1.146467	99,108.396 211,491.401 130,491.440 140,133.579 147,400.195 157,267.971 422,667.694 540,712.774 662,622.925 565,488.063 1,014,085.600 1,072,205 1,403,596
Federated Government Money Fund II(2) Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.086411 1.102725 1.119249 1.136131 1.153144 1.170427 1.182652 1.170677 1.134359 1.101212 1.088294 1.095739 1.105	$ $ $ $ $ $ $ $ $ $ $ $ $	1.070369 1.086411 1.102725 1.119249 1.136131 1.153144 1.170427 1.182652 1.170677 1.134359 1.101212 1.088294 1.095739	330,769.799 447,027.684 947,408.963 862,576.913 1,120,309.266 403,285.541 743,200.919 1,249,600.218 1,336,292.814 1,613,196.565 1,313,538.901 1,720,995 1,961,385
Fidelity VIP Contrafund® Portfolio – Initial Class Subaccount Inception Date May 1, 2006	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006	$ $ $ $ $ $ $ $ $ $	1.639744 1.486768 1.149431 1.002231 1.043598 0.903661 0.675855 1.193404 1.030174 1.000000	$ $ $ $ $ $ $ $ $ $	1.626358 1.639744 1.486768 1.149431 1.002231 1.043598 0.903661 0.675855 1.193404 1.030174	175,420.376 200,504.181 239,414.293 317,964.514 267,064.059 523,002.243 63,381.072 22,684.808 18,337.505 8,260.142
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004	$ $ $ $ $ $ $ $ $ $ $ $	2.623105 2.504986 1.866355 1.649815 1.873337 1.475854 1.069323 1.792425 1.573556 1.417127 1.215778 1.000	$ $ $ $ $ $ $ $ $ $ $ $	2.548425 2.623105 2.504986 1.866355 1.649815 1.873337 1.475854 1.069323 1.792425 1.573556 1.417127 1.215778	0.000 0.000 0.000 1,919.279 3,283.055 6,892.265 9,834.820 10,123.128 9,201.417 11,875.060 3,513.095 0.000

71

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Fidelity VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004	$ $ $ $ $ $ $ $ $ $ $ $	1.919681 1.824503 1.419112 1.131742 1.259632 1.009605 0.650292 1.351598 1.297684 1.132157 1.119292 1.000	$ $ $ $ $ $ $ $ $ $ $ $	1.834806 1.919681 1.824503 1.419112 1.131742 1.259632 1.009605 0.650292 1.351598 1.297684 1.132157 1.119292	27,903.762 27,731.466 29,000.901 32,475.280 140,946.513 190,766.939 37,149.452 11,956.186 132,533.723 9,526.954 4,247.810 0.000
NVIT Developing Markets Fund Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.709126 2.920541 2.963399 2.575778 3.369275 2.944501 1.842258 4.437695 3.138860 2.367318 1.826916 1.548132 0.984	$ $ $ $ $ $ $ $ $ $ $ $ $	2.233498 2.709126 2.920541 2.963399 2.575778 3.369275 2.944501 1.842258 4.437695 3.138860 2.367318 1.826916 1.548132	4,031.863 4,935.534 8,770.146 12,637.609 63,993.182 105,816.806 107,663.006 206,723.144 240,264.706 210,393.969 101,675.861 123,841 117,968
Columbia Variable Portfolio – Mid Cap Growth Fund- Class 2 Shares Subaccount Inception Date April 26, 2013	2015 2014 2013	$ $ $	1.262654 1.196162 1.000000	$ $ $	1.310723 1.262654 1.196162	0.000 0.000 0.000
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.846274 1.497760 1.211517 1.149023 1.241456 1.094951 0.685471 1.167149 1.027642 0.886187 0.833227 0.814539 0.608	$ $ $ $ $ $ $ $ $ $ $ $ $	1.997522 1.846274 1.497760 1.211517 1.149023 1.241456 1.094951 0.685471 1.167149 1.027642 0.886187 0.833227 0.814539	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.005110 1.793018 1.376824 1.206281 1.201108 1.060886 0.851593 1.370707 1.320331 1.158158 1.121695 1.027545 0.812	$ $ $ $ $ $ $ $ $ $ $ $ $	2.000491 2.005110 1.793018 1.376824 1.206281 1.201108 1.060886 0.851593 1.370707 1.320331 1.158158 1.121695 1.027545	61,381.841 69,026.593 88,583.541 243,980.501 116,180.133 524,666.834 511,364.813 764,709.537 454,872.692 108,286.744 71,319.618 53,454 7,279.236
Vanguard - Mid-Cap Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.619880 2.340953 1.760970 1.543407 1.599087 1.294610 0.936100 1.633113 1.561850 1.393553 1.240967 1.046930 0.793	$ $ $ $ $ $ $ $ $ $ $ $ $	2.544110 2.619880 2.340953 1.760970 1.543407 1.599087 1.294610 0.936100 1.633113 1.561850 1.393553 1.240967 1.046930	84,357.776 148,414.007 116,774.575 216,028.038 307,410.174 413,575.780 438,750.795 783,542.703 401,760.404 40,643.523 38,049.440 30,522 18,321.323

72

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Vanguard - REIT Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.068348 2.393632 2.374175 2.051734 1.920390 1.519797 1.194502 1.932260 2.351847 1.769063 1.605513 1.248657 0.935	$ $ $ $ $ $ $ $ $ $ $ $ $	3.090233 3.068348 2.393632 2.374175 2.051734 1.920390 1.519797 1.194502 1.932260 2.351847 1.769063 1.605513 1.248657	4,521.305 1,478.881 1,498.503 2,652.593 2,676.299 3,365.295 3,706.820 10,109.461 10,716.258 9,301.398 2,718.497 2,844 9,360.825
Vanguard - International Subaccount Inception Date May 1, 2007	2015 2014 2013 2012 2011 2010 2009 2008 2007	$ $ $ $ $ $ $ $ $	1.060074 1.145334 0.943167 0.796910 0.935496 0.820503 0.583266 1.074855 1.000000	$ $ $ $ $ $ $ $ $	1.036375 1.060074 1.145334 0.943167 0.796910 0.935496 0.820503 0.583266 1.074855	108,619.615 78,172.979 70,247.907 75,421.598 75,948.481 68,004.222 64,434.438 22,352.017 18,140.180
Vanguard - Short-Term Investment-Grade Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.324470 1.321099 1.326639 1.289672 1.283083 1.237721 1.103361 1.160033 1.110591 1.074372 1.066483 1.060600 1.040	$ $ $ $ $ $ $ $ $ $ $ $ $	1.319587 1.324470 1.321099 1.326639 1.289672 1.283083 1.237721 1.103361 1.160033 1.110591 1.074372 1.066483 1.060600	694,206.698 461,347.810 683,067.883 580,492.717 154,124.279 156,667.801 746,436.615 802,358.248 905,055.781 107,254.001 27,909.504 26,753 8,231.622
Vanguard - Total Bond Market Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.504460 1.442066 1.497999 1.461749 1.378153 1.313440 1.258379 1.213833 1.151693 1.120651 1.110758 1.081972 1.056	$ $ $ $ $ $ $ $ $ $ $ $ $	1.487167 1.504460 1.442066 1.497999 1.461749 1.378153 1.313440 1.258379 1.213833 1.151693 1.120651 1.110758 1.081972	56,956.924 137,162.729 145,425.452 1,203,099.226 1,379,708.573 1,025,459.101 1,002,287.415 1,175,105.680 24,717.171 33,117.516 26,577.073 28,410 55,425.628
Wanger International Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	4.700620 4.990941 4.139805 3.456805 4.109455 3.338988 2.262668 4.222104 3.684712 2.726592 2.277159 1.576808 1.210	$ $ $ $ $ $ $ $ $ $ $ $ $	4.635602 4.700620 4.990941 4.139805 3.456805 4.109455 3.338988 2.262668 4.222104 3.684712 2.726592 2.277159 1.576808	118,401.148 104,117.413 71,947.716 238,181.798 276,995.735 317,727.930 430,147.065 629,320.352 650,318.429 674,657.416 547,925.827 618,167 636,203

73

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Wanger USA Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.440904 3.333052 2.529301 2.139240 2.249857 1.851261 1.321140 2.223436 2.141575 2.014972 1.838244 1.774295 1.117	$ $ $ $ $ $ $ $ $ $ $ $ $	3.369390 3.440904 3.333052 2.529301 2.139240 2.249857 1.851261 1.321140 2.223436 2.141575 2.014972 1.838244 1.774295	48,615.648 50,139.152 53,573.302 62,610.680 82,459.761 108,590.953 104,872.900 148,512.460 366,352.565 451,329.58 595,039.213 699,936 747,927

74

1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units

TA Managed Risk – Balanced ETF – Initial Class Subaccount Inception Date May 1, 2008	2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $	1.247362 1.209158 1.099210 1.027760 1.028052 0.940376 0.819250 1.000000	$ $ $ $ $ $ $ $	1.209331 1.247362 1.209158 1.099210 1.027760 1.028052 0.940376 0.819250	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF – Initial Class Subaccount Inception Date May 1, 2008	2015 2014 2013 2012 2011 2010 2009 2008	$ $ $ $ $ $ $ $	1.265154 1.233943 1.052742 0.956856 0.980534 0.880438 0.723266 1.000000	$ $ $ $ $ $ $ $	1.205744 1.265154 1.233943 1.052742 0.956856 0.980534 0.880438 0.723266	22,183.630 171,082.070 531,394.770 669,770.672 0.000 0.000 0.000 0.000
TA Asset Allocation - Conservative - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.620731 1.611399 1.496968 1.415440 1.400842 1.306552 1.060055 1.366524 1.305179 1.211571 1.170262 1.083754 0.896	$ $ $ $ $ $ $ $ $ $ $ $ $	1.563995 1.620731 1.611399 1.496968 1.415440 1.400842 1.306552 1.060055 1.366524 1.305179 1.211571 1.170262 1.083754	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 15,803.995 18,309.908 19,307.957 12,545 0.000
TA Asset Allocation - Growth - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.735028 1.715943 1.374791 1.240620 1.332631 1.177841 0.921822 1.551630 1.463112 1.285660 1.163725 1.035506 0.804	$ $ $ $ $ $ $ $ $ $ $ $ $	1.674738 1.735028 1.715943 1.374791 1.240620 1.332631 1.177841 0.921822 1.551630 1.463112 1.285660 1.163725 1.035506	0.000 0.000 0.000 0.000 0.000 0.000 0.000 921.286 2,066.720 6,539.453 5,652.197 0.000 0.000
TA Asset Allocation - Moderate - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.709834 1.690424 1.513179 1.404952 1.419075 1.306232 1.049927 1.440929 1.356216 1.235988 1.168706 1.065987 0.867	$ $ $ $ $ $ $ $ $ $ $ $ $	1.645423 1.709834 1.690424 1.513179 1.404952 1.419075 1.306232 1.049927 1.440929 1.356216 1.235988 1.168706 1.065987	769.476 774.197 778.618 782.814 532,536.550 31,723.535 31,886.957 32,052.372 50,445.620 40,159.890 40,326.160 40,496 40,665.279
TA Asset Allocation - Moderate Growth - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.741250 1.724755 1.467847 1.347950 1.397604 1.259637 0.998601 1.509060 1.422241 1.269325 1.173297 1.049905 0.839	$ $ $ $ $ $ $ $ $ $ $ $ $	1.675562 1.741250 1.724755 1.467847 1.347950 1.397604 1.259637 0.998601 1.509060 1.422241 1.269325 1.173297 1.049905	0.000 0.000 0.000 0.000 0.000 591,874.226 0.000 0.000 1,761.858 7,665.583 6,837.683 5,850 4,282.186

75

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units
TA Barrow Hanley Dividend Focused - Initial Class Subaccount Inception Date November 19, 2009	2015 2014 2013 2012 2011 2010 2009	$ $ $ $ $ $ $	1.714296 1.552754 1.211264 1.101605 1.089398 1.002155 0.984646	$ $ $ $ $ $ $	1.626643 1.714296 1.552754 1.211264 1.101605 1.089398 1.002155	102,437.570 102,707.141 30,490.661 35,345.712 32,405.161 34,366.148 47,791.579
TA Clarion Global Real Estate Securities - Initial Class Subaccount Inception Date May 3, 1999	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.921146 2.613395 2.555647 2.073194 2.234485 1.962706 1.494639 2.635641 2.870526 2.049782 1.835214 1.403452 1.050	$ $ $ $ $ $ $ $ $ $ $ $ $	2.857835 2.921146 2.613395 2.555647 2.073194 2.234485 1.962706 1.494639 2.635641 2.870526 2.049782 1.835214 1.403452	43,563.422 40,456.693 11,921.372 12,409.924 13,594.484 14,430.348 60,138.522 68,246.274 20,691.063 9,912.922 8,551.712 12,187 13,400.626
TA JPMorgan Enhanced Index - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.705365 1.517395 1.163368 1.015964 1.024615 0.903834 0.708612 1.149239 1.117048 0.984181 0.966463 0.884507 0.697	$ $ $ $ $ $ $ $ $ $ $ $ $	1.677264 1.705365 1.517395 1.163368 1.015964 1.024615 0.903834 0.708612 1.149239 1.117048 0.984181 0.966463 0.884507	23,864.710 0.000 0.000 0.000 0.000 0.000 0.000 14,013.309 25,335.587 43,691.068 18,196.271 17,639 28,351.051
TA Morgan Stanley Capital Growth - Initial Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.937289 1.856805 1.272513 1.118992 1.206952 0.962247 0.764325 1.220416 1.227346 1.051759 1.026675 0.955783 0.718	$ $ $ $ $ $ $ $ $ $ $ $ $	2.131543 1.937289 1.856805 1.272513 1.118992 1.206952 0.962247 0.764325 1.220416 1.227346 1.051759 1.026675 0.955783	0.000 0.000 0.000 7,002.711 7,002.711 7,002.711 7,002.711 7,002.711 7,002.711 7,002.711 8,756.133 8,756 18,835.741
TA MFS International Equity - Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.655505 1.773773 1.526066 1.269363 1.433859 1.318408 1.009553 1.585221 1.475665 1.218190 1.096562 0.974401 0.790	$ $ $ $ $ $ $ $ $ $ $ $ $	1.630678 1.655505 1.773773 1.526066 1.269363 1.433859 1.318408 1.009553 1.585221 1.475665 1.218190 1.096562 0.974401	45,957.909 40,049.400 43,904.901 40,085.149 40,903.555 41,784.894 42,929.269 82,278.938 115,844.770 145,016.548 141,353.212 148,595 200,731.361

76

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return – Initial Class Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.559135 1.513356 1.577755 1.490594 1.425040 1.350664 1.182628 1.236115 1.152824 1.123893 1.115839 1.084965 1.051	$ $ $ $ $ $ $ $ $ $ $ $ $	1.545174 1.559135 1.513356 1.577755 1.490594 1.425040 1.350664 1.182628 1.236115 1.152824 1.123893 1.115839 1.084965	167,689.946 153,274.868 183,647.016 182,225.345 204,043.967 225,039.560 266,043.311 43,150.748 17,845.199 26,812.847 11,541.545 0.000 8,140.996
TA T. Rowe Price Small Cap – Initial Class Subaccount Inception Date May 1, 2006	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006	$ $ $ $ $ $ $ $ $ $	1.964197 1.872957 1.320818 1.160025 1.158934 0.875925 0.641620 1.022668 0.948016 1.000000	$ $ $ $ $ $ $ $ $ $	1.980310 1.964197 1.872957 1.320818 1.160025 1.158934 0.875925 0.641620 1.022668 0.948016	95,686.284 76,798.731 19,764.037 20,198.222 6,332.807 27,008.249 30,744.280 0.000 0.000 0.000
TA WMC US Growth - Initial Class Subaccount Inception Date July 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.779726 1.627484 1.248268 1.120754 1.182792 1.020029 0.802161 1.509538 1.319019 1.232651 1.074597 0.942810 0.730	$ $ $ $ $ $ $ $ $ $ $ $ $	1.871641 1.779726 1.627484 1.248268 1.120754 1.182792 1.020029 0.802161 1.509538 1.319019 1.232651 1.074597 0.942810	46,849.049 64,929.347 69,409.256 105,335.965 111,769.621 103,329.712 136,086.607 180,870.684 269,331.205 405,060.079 221,388.747 169,327 137,151.985
TA Systematic Small/Mid Cap Value - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.358169 3.242475 2.416653 2.109801 2.202015 1.715479 1.217019 2.091171 1.703392 1.465918 1.311451 1.145278 0.610	$ $ $ $ $ $ $ $ $ $ $ $ $	3.222237 3.358169 3.242475 2.416653 2.109801 2.202015 1.715479 1.217019 2.091171 1.703392 1.465918 1.311451 1.145278	7,291.467 4,223.859 8,295.960 16,033.992 10,706.024 12,525.389 76,872.668 110,415.289 48,006.453 77,822.210 84,093.601 114,706 132,273.214
TA TS&W International Equity - Initial Class Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.528671 1.638067 1.338446 1.164845 1.380840 1.293266 1.043789 1.733851 1.523944 1.253581 1.119234 0.979979 0.750	$ $ $ $ $ $ $ $ $ $ $ $ $	1.524409 1.528671 1.638067 1.338446 1.164845 1.380840 1.293266 1.043789 1.733851 1.523944 1.253581 1.119234 0.979979	40,438.894 24,568.079 25,933.195 27,445.887 29,157.066 30,959.899 68,874.339 66,071.068 240,737.009 259,086.156 250,248.818 258,885 100,503.265

77

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units
TA Janus Mid-Cap Growth - Initial Class(1) Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.538463 1.562857 1.141173 1.063003 1.157667 0.878388 0.555830 1.051512 0.871949 0.806021 0.761401 0.722038 0.572	$ $ $ $ $ $ $ $ $ $ $ $ $	1.438040 1.538463 1.562857 1.141173 1.063003 1.157667 0.878388 0.555830 1.051512 0.871949 0.806021 0.761401 0.722038	23,406.246 23,575.730 33,399.439 43,495.142 29,148.162 36,463.135 47,590.456 14,733.247 23,204.401 30,578.077 35,142.703 51,763 56,300.774
TA Multi-Managed Balanced - Initial Class Subaccount Inception Date April 29, 2010	2015 2014 2013 2012 2011 2010	$ $ $ $ $ $	1.623566 1.488631 1.280726 1.156026 1.128916 1.000000	$ $ $ $ $ $	1.601426 1.623566 1.488631 1.280726 1.156026 1.128916	9,192.299 17,990.823 19,679.206 21,539.025 23,623.486 29,973.325
AB Global Thematic Growth Portfolio - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	0.938217 0.909515 0.751719 0.674504 0.894744 0.766596 0.508594 0.983689 0.833665 0.781468 0.765998 0.740613 0.523	$ $ $ $ $ $ $ $ $ $ $ $ $	0.947889 0.938217 0.909515 0.751719 0.674504 0.894744 0.766596 0.508594 0.983689 0.833665 0.781468 0.765998 0.740613	998.946 1,035.000 1,072.083 8,611.885 8,655.099 8,698.621 8,746.643 27,210.755 27,243.465 27,818.541 39,207.697 38,586 59,514.847
AB Growth - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.548622 1.392831 1.058218 0.946681 0.952564 0.843054 0.644658 1.141097 1.029129 1.058695 0.963479 0.854738 0.645	$ $ $ $ $ $ $ $ $ $ $ $ $	1.658658 1.548622 1.392831 1.058218 0.946681 0.952564 0.843054 0.644658 1.141097 1.029129 1.058695 0.963479 0.854738	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
AB Large Cap Growth - Class B Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.442023 1.286982 0.954437 0.830984 0.877173 0.811432 0.601296 1.015237 0.907953 0.928400 0.821301 0.770199 0.634	$ $ $ $ $ $ $ $ $ $ $ $ $	1.573375 1.442023 1.286982 0.954437 0.830984 0.877173 0.811432 0.601296 1.015237 0.907953 0.928400 0.821301 0.770199	519.080 1,028.213 1,033.773 1,039.589 1,045.759 1,051.595 1,058.141 4,098.059 4,113.805 24,858.599 24,767.680 6,712 9,547.106

78

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units
Columbia Variable Portfolio Small Company Growth Fund - Class 1 Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.682863 1.792955 1.296823 1.176472 1.265453 1.001484 0.809752 1.390417 1.245199 1.125502 1.113285 1.014658 0.715	$ $ $ $ $ $ $ $ $ $ $ $ $	1.719713 1.682863 1.792955 1.296823 1.176472 1.265453 1.001484 0.809752 1.390417 1.245199 1.125502 1.113285 1.014658	5,800.901 11,627.777 12,730.422 16,555.596 17,911.570 19,610.998 26,418.685 27,809.092 108,589.947 150,947.571 157,500.664 171,442 140,687.661
The Dreyfus Socially Responsible Growth Fund, Inc. - Service Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.430731 1.284887 0.974237 0.886229 0.894557 0.793442 0.604114 0.938332 0.886952 0.827018 0.812955 0.779695 0.630	$ $ $ $ $ $ $ $ $ $ $ $ $	1.360103 1.430731 1.284887 0.974237 0.886229 0.894557 0.793442 0.604114 0.938332 0.886952 0.827018 0.812955 0.779695	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Dreyfus VIF - Appreciation Portfolio - Service Class Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.628023 1.534001 1.289905 1.190004 1.111837 0.981896 0.816180 1.180014 1.122111 0.981016 0.957253 0.928094 0.780	$ $ $ $ $ $ $ $ $ $ $ $ $	1.558903 1.628023 1.534001 1.289905 1.190004 1.111837 0.981896 0.816180 1.180014 1.122111 0.981016 0.957253 0.928094	5,745.093 5,745.093 5,745.093 5,745.093 5,745.093 5,745.093 5,745.093 5,745.093 5,745.093 41,475.874 56,453.815 178,902 205,481.891
Federated Managed Tail Risk Fund II – Primary Shares Subaccount Inception Date March 11, 2010	2015 2014 2013 2012 2011 2010	$ $ $ $ $ $	1.215517 1.247040 1.087986 1.003398 1.076398 1.000000	$ $ $ $ $ $	1.121117 1.215517 1.247040 1.087986 1.003398 1.076398	18,553.047 21,483.236 20,036.611 21,736.561 23,450.335 24,023.683
Federated Managed Volatility Fund II Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.639160 1.602709 1.337535 1.196867 1.160569 1.052000 0.833212 1.063290 1.038473 0.912336 0.872093 0.806093 0.679	$ $ $ $ $ $ $ $ $ $ $ $ $	1.491423 1.639160 1.602709 1.337535 1.196867 1.160569 1.052000 0.833212 1.063290 1.038473 0.912336 0.872093 0.806093	0.000 0.000 0.000 0.000 17.090 13,485.620 75,471.076 90,020.461 0.000 0.000 0.000 0.000 0.000

79

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units
Federated Fund for U.S. Government Securities II Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.405925 1.365324 1.416213 1.397418 1.342170 1.296637 1.252143 1.220026 1.166337 1.137861 1.133045 1.111107 1.103	$ $ $ $ $ $ $ $ $ $ $ $ $	1.390943 1.405925 1.365324 1.416213 1.397418 1.342170 1.296637 1.252143 1.220026 1.166337 1.137861 1.133045 1.111107	14,891.934 15,050.170 13,929.501 11,934.432 108,222.423 11,332.096 18,911.948 23,756.093 29,131.820 24,223.812 18,698.886 250,770 298,079.391
Federated High Income Bond Fund II – Primary Shares Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.222285 2.198668 2.087941 1.849674 1.786871 1.582373 1.051804 1.444060 1.418647 1.300738 1.287298 1.184084 0.984	$ $ $ $ $ $ $ $ $ $ $ $ $	2.131011 2.222285 2.198668 2.087941 1.849674 1.786871 1.582373 1.051804 1.444060 1.418647 1.300738 1.287298 1.184084	33,528.888 18,186.831 22,293.667 24,282.123 21,357.503 25,715.960 37,883.628 31,820.915 208,583.113 223,088.918 289,553.593 320,725 244,963.866
Federated Government Money Fund II(2) Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	0.976069 0.991715 1.007579 1.023762 1.040125 1.056763 1.068837 1.059061 1.027234 0.998193 0.987448 0.995191 1.004	$ $ $ $ $ $ $ $ $ $ $ $ $	0.960729 0.976069 0.991715 1.007579 1.023762 1.040125 1.056763 1.068837 1.059061 1.027234 0.998193 0.987448 0.995191	30,217.179 29,903.610 30,916.127 31,559.911 36,326.257 26,616.986 41,103.833 257,896.714 232,117.474 44,985.668 53,785.535 155,301 154,453.039
Fidelity VIP Contrafund® Portfolio – Initial Class Subaccount Inception Date May 1, 2006	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006	$ $ $ $ $ $ $ $ $ $	1.625799 1.475581 1.141910 0.996659 1.038809 0.900389 0.674086 1.191464 1.029509 1.000000	$ $ $ $ $ $ $ $ $ $	1.610932 1.625799 1.475581 1.141910 0.996659 1.038809 0.900389 0.674086 1.191464 1.029509	174,980.801 151,578.682 157,494.247 161,237.017 160,336.631 117,753.707 169,626.414 249,426.982 140,353.462 0.000
Fidelity VIP Mid Cap Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004	$ $ $ $ $ $ $ $ $ $ $ $	2.595641 2.481211 1.850464 1.637383 1.861053 1.467622 1.064410 1.785955 1.569426 1.414798 1.214972 1.000	$ $ $ $ $ $ $ $ $ $ $ $	2.519255 2.595641 2.481211 1.850464 1.637383 1.861053 1.467622 1.064410 1.785955 1.569426 1.414798 1.214972	6,759.270 2,982.550 3,170.165 3,754.967 3,754.967 3,683.070 4,123.844 14,829.452 22,169.259 36,341.511 26,261.801 8,787

80

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units
Fidelity -VIP Value Strategies Portfolio - Initial Class Subaccount Inception Date May 1, 2004	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004	$ $ $ $ $ $ $ $ $ $ $ $	1.899607 1.807204 1.407052 1.123238 1.251388 1.003992 0.647303 1.346727 1.294293 1.130312 1.118571 1.000	$ $ $ $ $ $ $ $ $ $ $ $	1.813831 1.899607 1.807204 1.407052 1.123238 1.251388 1.003992 0.647303 1.346727 1.294293 1.130312 1.118571	9,539.120 9,798.616 99,443.105 101,837.455 102,158.182 57,559.755 91,765.172 24,734.299 34,894.132 15,868.268 0.000 0.000
NVIT Developing Markets Fund Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.336699 2.521527 2.561051 2.228268 2.917578 2.552260 1.598425 3.854162 2.728811 2.060082 1.591370 1.349863 0.859	$ $ $ $ $ $ $ $ $ $ $ $ $	1.924559 2.336699 2.521527 2.561051 2.228268 2.917578 2.552260 1.598425 3.854162 2.728811 2.060082 1.591370 1.349863	22,808.590 27,722.914 29,756.585 33,247.390 39,628.262 41,425.200 25,362.601 29,248.593 40,011.422 42,265.443 23,554.711 0.000 20,001.792
Columbia Variable Portfolio – Mid Cap Growth Fund- Class 2 Shares Subaccount Inception Date April 26, 2013	2015 2014 2013	$ $ $	1.260562 1.195360 0.899379	$ $ $	1.307267 1.260562 1.195360	0.000 0.000 0.000
Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Shares Subaccount Inception Date June 18, 2001	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.821796 1.479353 1.197808 1.137137 1.229819 1.085749 0.680374 1.159634 1.022041 0.882239 0.830332 0.812512 0.607	$ $ $ $ $ $ $ $ $ $ $ $ $	1.969098 1.821796 1.479353 1.197808 1.137137 1.229819 1.085749 0.680374 1.159634 1.022041 0.882239 0.830332 0.812512	12,661.959 17,009.395 17,441.579 25,506.362 26,064.540 7,580.268 7,580.268 7,580.268 7,580.268 23,663.401 28,169.470 45,039 56,389.496
Vanguard - Equity Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.980222 1.772507 1.362412 1.194845 1.190889 1.052907 0.846021 1.363082 1.314289 1.153991 1.118757 1.025867 0.811	$ $ $ $ $ $ $ $ $ $ $ $ $	1.973713 1.980222 1.772507 1.362412 1.194845 1.190889 1.052907 0.846021 1.363082 1.314289 1.153991 1.118757 1.025867	163,815.900 169,042.603 136,560.442 147,861.032 153,294.009 170,890.855 375,507.615 390,901.054 984,214.655 1,204,048.079 1,230,433.729 1,156,670 927,651.775
Vanguard - Mid-Cap Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.587369 2.314180 1.742543 1.528778 1.585493 1.284865 0.929969 1.624029 1.554692 1.388538 1.237707 1.045212 0.792	$ $ $ $ $ $ $ $ $ $ $ $ $	2.510067 2.587369 2.314180 1.742543 1.528778 1.585493 1.284865 0.929969 1.624029 1.554692 1.388538 1.237707 1.045212	100,471.072 96,284.683 98,557.322 101,736.127 104,832.262 83,869.619 66,258.001 83,943.493 315,578.261 416,135.795 495,103.346 606,226 571,647.749

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Subaccount		1.60%
	Year	Beginning AUV		Ending AUV		# Units
Vanguard - REIT Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	3.030286 2.366266 2.349345 2.032285 1.904062 1.508357 1.186677 1.921505 2.341063 1.762687 1.601291 1.246601 0.935	$ $ $ $ $ $ $ $ $ $ $ $ $	3.048894 3.030286 2.366266 2.349345 2.032285 1.904062 1.508357 1.186677 1.921505 2.341063 1.762687 1.601291 1.246601	28,085.567 19,128.053 24,220.274 26,304.235 22,213.792 39,160.743 35,381.154 45,655.751 173,110.699 212,462.784 238,927.087 427,613 371,815.723
Vanguard - International Subaccount Inception Date May 1, 2007	2015 2014 2013 2012 2011 2010 2009 2008 2007	$ $ $ $ $ $ $ $ $	1.052092 1.137831 0.937912 0.793254 0.932120 0.818353 0.582305 1.074151 1.000	$ $ $ $ $ $ $ $ $	1.027564 1.052092 1.137831 0.937912 0.793254 0.932120 0.818353 0.582305 1.074151	37,787.727 31,879.017 150,804.217 154,748.989 150,591.802 87,897.518 231,840.810 266,919.683 0.000
Vanguard - Short-Term Investment–Grade Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.307991 1.305965 1.312731 1.277417 1.272140 1.228381 1.096116 1.153549 1.105485 1.070498 1.063662 1.058843 1.039	$ $ $ $ $ $ $ $ $ $ $ $ $	1.301869 1.307991 1.305965 1.312731 1.277417 1.272140 1.228381 1.096116 1.153549 1.105485 1.070498 1.063662 1.058843	76,511.533 61,390.600 58,214.167 56,894.185 54,146.683 60,234.159 183,806.852 100,684.853 270,809.495 292,657.834 259,046.866 293,155 221,490.383
Vanguard – Total Bond Market Index Subaccount Inception Date May 1, 2002	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	1.485786 1.425567 1.482308 1.447884 1.366424 1.303554 1.250139 1.207073 1.146405 1.116605 1.107827 1.080190 1.055	$ $ $ $ $ $ $ $ $ $ $ $ $	1.467269 1.485786 1.425567 1.482308 1.447884 1.366424 1.303554 1.250139 1.207073 1.146405 1.116605 1.107827 1.080190	123,618.595 81,426.882 66,048.823 71,012.692 97,904.808 113,652.545 173,293.566 148,013.878 347,716.709 260,344.363 232,376.453 248,274 222,708.098
Wanger International Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.762588 2.936106 2.437791 2.037613 2.424713 1.972050 1.337676 2.498544 2.182688 1.616721 1.351552 1.163767 0.719	$ $ $ $ $ $ $ $ $ $ $ $ $	2.721686 2.762588 2.936106 2.437791 2.037613 2.424713 1.972050 1.337676 2.498544 2.182688 1.616721 1.351552 1.163767	15,952.733 17,222.961 69,862.696 72,185.933 65,129.792 52,621.429 32,609.505 49,768.824 113,056.154 126,170.707 109,312.544 209,884 171,179.180

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Subaccount		1.60%
	Year	Beginning AUV		Ending AUV		# Units
Wanger USA Subaccount Inception Date October 26, 1998	2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003	$ $ $ $ $ $ $ $ $ $ $ $ $	2.512180 2.435833 1.850258 1.566469 1.649095 1.358274 0.970276 1.634561 1.575942 1.484231 1.355374 1.054130 0.826	$ $ $ $ $ $ $ $ $ $ $ $ $	2.457551 2.512180 2.435833 1.850258 1.566469 1.649095 1.358274 0.970276 1.634561 1.575942 1.484231 1.355374 1.054130	21,391.245 26,674.741 27,938.416 30,542.352 33,321.463 34,403.913 26,614.663 46,898.341 48,851.117 125,238.377 126,980.115 148,306 199,514.923

(1)	Formerly known as TA Morgan Stanley Mid-Cap Growth.
(2)	Formerly known as Federated Prime Money Fund II.

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APPENDIX C

If you are a Policy Owner of Policy AV375, below is a description of the significant features of your Policy and the available investment choices that may be different than described in the Prospectus. (The Policy Form Number appears on the bottom left-hand corner of your Policy.) Please see your actual policy and any attachments for determining your specific coverage.

The Nursing Care and Terminal Condition Option, Unemployment Waiver Option, and the Guaranteed Minimum Death Benefit Options are currently not available to Policy Owners of Policy AV375.

Annuity Payment Options

The income you take from the Contract during the Income Phase can take several different forms, depending on your particular needs. Except for the Designated Period Annuity Option listed below, the Annuity Payment Options listed below are available on either a variable basis or a fixed basis.

If available on a variable basis, the Annuity Payment Options provide payments that, after the initial payment, will go up or down depending on the investment performance of the Portfolios you choose.

If available on a fixed basis, the Annuity Payment Options provide payments in an amount that does not change. If you choose a fixed Annuity Payment Option, TPLIC will move your investment out of the Portfolios and into the general account of TPLIC.

•	Life Annuity—Monthly Annuity Payments are paid for the life of an Annuitant, ending with the last payment before the Annuitant dies.

•	Joint and Last Survivor Annuity—Monthly Annuity Payments are paid for as long as at least one of two named Annuitants is living, ending with the last payment before the surviving Annuitant dies.

•

Life Annuity With Period Certain—Monthly Annuity Payments are paid for as long as the Annuitant lives, with payments guaranteed to be made for a period of at least 10 years, 15 years, or 20 years, as elected. If the Annuitant dies before the period certain ends, TPLIC will make any remaining payments to the Beneficiary.

•

Installment or Unit Refund Life Annuity—Available as either a fixed (Installment Refund) or variable (Unit Refund) Annuity Payment Option. Monthly Annuity Payments are paid for the life of an Annuitant, with a period certain determined by dividing the Accumulated Value by the first Annuity Payment. If the Annuitant dies before the period certain ends, TPLIC will make any remaining payments to the Beneficiary.

•	Designated Period Annuity—Available only on a fixed basis. Monthly Annuity Payments are paid for a specified period, which may be from 10 to 30 years.

Mortality and Expense Risk Charge

TPLIC charges a fee as compensation for bearing certain mortality and expense risks under the Contract. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Charge is 1.35% of the net asset value of the Separate Account.

We guarantee that this annual charge will not increase. If the charge is more than sufficient to cover actual costs or assumed risks, any excess will be added to TPLIC’s surplus. If the charges collected under the Contract are not enough to cover actual costs or assumed risks, then TPLIC will bear the loss.

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Fee Table

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer cash value between investment choices. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases	None
Contingent Deferred Sales Load (surrender charge)	None
Exchange Fees(1)	$10
Special Service Fee	$0 - $25

(1)	TPLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for each Transfer in excess of 12 per Policy Year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Annual Policy Service Charge	$0 - $30
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.35%
Administrative Charge	0.15%

Total Base Separate Account Annual Expenses	1.50%

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies for the year ended December 31, 2015. Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Portfolio Annual Expenses(1)	Minimum	Maximum
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.71%	1.73%

(1)

The fee table information relating to the underlying funds was provided to TPLIC by the underlying funds, their investment advisers or managers, and TPLIC has not independently verified such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

EXAMPLE TABLE

The following example illustrates the maximum expenses that you would incur on a $10,000 Purchase Payment over various periods, assuming (1) a 5% annual rate of return and (2) full surrender at the end of each period. The example assumes that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the Contract imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Contract or withdraw the entire value of your Contract at the end of the applicable period as a lump sum or under one of the Contract’s Annuity Payment Options.

1 Year	3 Years	5 Years	10 Years
$326	$995	$1688	$3531

For information concerning compensation paid for the sale of the Policies, see “Distribution of the Policies.”

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Minimum Balance Requirements

The minimum required balance in any Portfolio is $250, except where Purchase Payments are made by monthly payroll deduction. The minimum required balance in any General Account Guaranteed Option, except the Dollar Cost Averaging Fixed Account Option, is $1,000. If an exchange or withdrawal would reduce the balance in a Portfolio to less than $250 (or $1,000 in the case of a General Account Guaranteed Option other than the Dollar Cost Averaging Fixed Account Option), TPLIC will transfer the remaining balance to the remaining Portfolios under the Contract on a pro rata basis. If the entire value of the Contract falls below $1,000, and if you have not made a Purchase Payment within three years, TPLIC may notify you that the Accumulated Value of your Contract is below the minimum balance requirement. In that case, you will be given 60 days to make an Additional Purchase Payment before your Contract is liquidated. TPLIC would then promptly pay proceeds to the Contract Owner. The proceeds would be taxed as a withdrawal from the Contract. Full withdrawal will result in an automatic termination of the Contract. We will not exercise this right to cancel your Contract if it is a Qualified Contract.

DEATH BENEFIT

In General

If the Annuitant dies during the Accumulation Phase, the Beneficiary will receive the Death Benefit. The Death Benefit is the greater of the then-current Accumulated Value of the Contract (plus any positive Market Value Adjustment applicable under any Guaranteed Period Option) or the Adjusted Death Benefit. During the first six Contract Years, the Adjusted Death Benefit is the sum of all Net Purchase Payments minus any partial withdrawals. During each following six-year period before the Annuitant attains age 81, the Adjusted Death Benefit is the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made during that six-year period minus any partial withdrawals taken during that six-year period. For any six-year period after the one in which the Annuitant attains age 81, the Adjusted Death Benefit remains equal to the Death Benefit on the last day of the six-year period before the Annuitant reaches age 81 plus any Net Purchase Payments subsequently made minus any partial withdrawals subsequently taken. The Beneficiary may elect to receive these amounts as a lump sum or as Annuity Payments.

Federal tax law requires that if a Contract Owner is a natural person and dies before the Annuity Date, then the entire value of the Contract must be distributed within five years of the date of death of the Contract Owner. If the Contract Owner is not a natural person, the death of the primary Annuitant triggers the same distribution requirement. Special rules may apply to a surviving spouse.

Death of the Annuitant During the Accumulation Phase

If the Annuitant dies during the Accumulation Phase, the Beneficiary will be entitled to the Death Benefit. When TPLIC receives Due Proof of Death of the Annuitant, TPLIC will calculate the Death Benefit. The Beneficiary can choose to receive the amount payable in a lump-sum cash benefit or under one of the Annuity Payment Options. The Contract Owner can choose an Annuity Payment Option for the Beneficiary before the Annuitant’s death. However, if the Contract Owner does not make such a choice and TPLIC has not already paid a cash benefit, the Beneficiary may choose a payment option after the Annuitant’s death.

Paid as a lump sum, the Death Benefit is the greater of:

(1)	the Accumulated Value (plus any positive Market Value Adjustment applicable under any Guaranteed Period Option) on the date we receive Due Proof of Death; or

(2)	the Adjusted Death Benefit.

Paid under one of the Annuity Payment Options, the Death Benefit will be based on the greater of:

(1)	the Accumulated Value (plus any positive Market Value Adjustment applicable under any Guaranteed Period Option) on the Annuity Date elected by the Beneficiary and approved by TPLIC or

(2)

the Adjusted Death Benefit. The amount of the Adjusted Death Benefit is calculated as follows. During the first six Contract Years, the Adjusted Death Benefit is the sum of all Net Purchase Payments minus any partial withdrawals. During each following six-year period before the Annuitant attains age 81, the Adjusted Death Benefit is the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments

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made during that six-year period minus any partial withdrawals taken during that six-year period. For any six-year period after the one in which the Annuitant attains age 81, the Adjusted Death Benefit remains equal to the Death Benefit on the last day of the six-year period before the Annuitant reaches age 81 plus any Net Purchase Payments subsequently made minus any partial withdrawals subsequently taken.

Death of the Annuitant During the Income Phase

The Death Benefit, if any, payable if the Annuitant dies during the Income Phase depends on the Annuity Payment Option selected. Upon the Annuitant’s death, TPLIC will pay the Death Benefit, if any, to the Beneficiary under the Annuity Payment Option in effect. For instance, if the Life Annuity With Period Certain option has been elected, and if the Annuitant dies during the Income Phase, then any unpaid payments certain will be paid to the Beneficiary.

A Word About Joint Annuitants

The Contract permits you as Contract Owner to name a Joint Annuitant. This can have different effects depending on whether the Contract is in the Accumulation Phase or the Income Phase.

During the Accumulation Phase, the Death Benefit is payable only after the death of both the Annuitant and the Joint Annuitant.

During the Income Phase, it will not matter that you have named a Joint Annuitant unless you have chosen an Annuity Payment Option, such as the Joint and Last Survivor Annuity option, that pays over the life of more than one person. Therefore, if you have chosen an Annuity Payment Option that provides income over the life of someone other than the person named as Joint Annuitant, the Joint Annuitant’s death during the Income Phase will have no effect on the benefits due under the Contract.

Designation of a Beneficiary

The Contract Owner may select one or more Beneficiaries and name them in the application. Thereafter, while the Annuitant or Joint Annuitant is living, the Contract Owner may change the Beneficiary by written notice. The change will take effect as of the date the Contract Owner signs the notice, but it will not affect any payment made or any other action taken before TPLIC acknowledges the notice. The Contract Owner may also make the designation of Beneficiary irrevocable by sending written notice to TPLIC and obtaining approval from

TPLIC. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary.

If the Annuitant dies during the Accumulation Period, the following will apply unless the Contract Owner has made other provisions:

•	If there is more than one Beneficiary, each will share in the Death Benefit equally.

•	If one or two or more Beneficiaries have already died, TPLIC will pay that share of the Death Benefit equally to the survivor(s).

•	If no Beneficiary is living, TPLIC will pay the proceeds to the Contract Owner.

•

If a Beneficiary dies at the same time as the Annuitant, TPLIC will pay the proceeds as though the Beneficiary had died first. If a Beneficiary dies within 15 days after the Annuitant’s death and before TPLIC receives due proof of the Annuitant’s death, TPLIC will pay proceeds as though the Beneficiary had died first.

If a Beneficiary who is receiving Annuity Payments dies, TPLIC will pay any remaining Payments Certain to that Beneficiary’s named Beneficiary(ies) when due. If no Beneficiary survives the Annuitant, the right to any amount payable will pass to the Contract Owner. If the Contract Owner is not living at this time, this right will pass to his or her estate.

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Death of the Contract Owner

Death of the Contract Owner During the Accumulation Phase. With two exceptions, federal tax law requires that when either the Contract Owner or the Joint Owner (if any) dies during the Accumulation Phase, TPLIC must pay out the entire value of the Contract within five years of the date of death. First exception: If the entire value is to be distributed to the Owner’s Designated Beneficiary, he or she may elect to have it paid under an Annuity Payment Option over his or her life or over a period certain no longer than his or her life expectancy as long as the payments begin within one year of the Contract Owner’s death. Second exception: If the Owner’s Designated Beneficiary is the spouse of the Contract Owner (or Joint Owner), the spouse may elect to continue the Contract in his or her name as Contract Owner indefinitely and to continue deferring tax on the accrued and future income under the Contract. (“Owner’s Designated Beneficiary” means the natural person whom the Contract Owner names as a beneficiary and who becomes the Contract Owner upon the Contract Owner’s death.) If the Contract Owner and the Annuitant is the same person, then upon that person’s death the Beneficiary is entitled to the Death Benefit. In this regard, see Death of the Annuitant During the Accumulation Phase, page B-4.

Death of the Contract Owner During the Income Phase. Federal tax law requires that when either the Contract Owner or the Joint Owner (if any) dies during the Income Phase, TPLIC must pay the remaining portions of the value of the Contract at least as rapidly as under the method of distribution being used on the date of death.

Non-Natural Person as Contract Owner. Where the Contract Owner is not a natural person (for example, is a corporation), the death of the “primary Annuitant” is treated as the death of the Contract Owner for purposes of federal tax law. (The Internal Revenue Code defines a “primary Annuitant” as the individual who is of primary importance in affecting the timing or the amount of payout under the Contract.) In addition, where the Contract Owner is not a natural person, a change in the identity of the “primary Annuitant” is also treated as the death of the Contract Owner for purposes of federal tax law.

Payment of Lump-Sum Death Benefits

TPLIC will pay lump-sum Death Benefits within seven days after the election to take a lump sum becomes effective except in one of the following situations, in which TPLIC may delay the payment beyond seven days:

•	the New York Stock Exchange is closed on a day that is not a weekend or a holiday, or trading on the New York Stock Exchange is otherwise restricted

•	an emergency exists as defined by the SEC, or the SEC requires that trading be restricted

•	the SEC permits a delay for your protection as a Contract Owner

•	the payment is derived from premiums paid by check, in which case TPLIC may delay payment until the check has cleared your bank.

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APPENDIX D

DEATH BENEFIT – ADJUSTED PARTIAL WITHDRAWAL

Adjusted Partial Withdrawal. If you make a partial withdrawal, then your guaranteed minimum death benefit is reduced by an amount called the adjusted partial withdrawal. The amount of the reduction depends on the relationship between your death benefit and policy value. The adjusted partial withdrawal is equal to (1) multiplied by (2), where:

(1)	is the gross partial withdrawal;

(2)

is the adjustment factor = current death proceeds prior to the gross partial withdrawal divided by the policy value prior to the gross partial withdrawal, where death proceeds are equal to the maximum of policy value, cash value, and the death benefit.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and policy value.

EXAMPLE 1
$75,000	current guaranteed minimum death benefit before withdrawal
$50,000	current policy value before withdrawal
$75,000	current death benefit proceeds
$15,600	Total gross partial withdrawal
$23,400	adjusted partial withdrawal = 15,600 * (75,000/50,000)
$51,600	new guaranteed minimum death benefit (after withdrawal) = 75,000 - 23,400
$34,400	new policy value (after withdrawal)=50,000 – 15,600

Summary:

Reduction in guaranteed minimum death benefit	= $23,400
Reduction in policy value	= $15,600

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values, assuming there is no excess interest adjustment. Your experience will vary based on the circumstances at the time of withdrawal.

The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

EXAMPLE 2
$50,000	current guaranteed minimum death benefit before withdrawal
$75,000	current policy value before withdrawal
$75,000	current death benefit proceeds
$15,450	Total gross partial withdrawal
$15,450	adjusted partial withdrawal = 15,450 * (75,000/75,000)
$34,550	new guaranteed minimum death benefit (after withdrawal) = 50,000 - 15,450
$59,550	new policy value (after withdrawal) = 75,000 – 15,450

Summary:
Reduction in guaranteed minimum death benefit	= $15,450
Reduction in policy value	= $15,450

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values, assuming there is no excess interest adjustment. Your experience will vary based on the circumstances at the time of withdrawal.

The guaranteed minimum death benefit and policy value are reduced by the same amount because the policy value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

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APPENDIX E

ADDITIONAL DEATH BENEFIT — ADDITIONAL INFORMATION

The following examples illustrate the additional death benefit payable by this rider as well as the effect of a partial surrender on the additional death benefit amount. The client is less than age 71 on the Rider Date.

Example 1

Policy Value on the Rider Date:	$100,000
Premiums paid after the Rider Date before Surrender:	$25,000
Gross Partial Surrenders after the Rider Date:	$30,000
Policy Value on date of Surrender	$150,000
Rider Earnings on Date of Surrender (Policy Value on date of surrender – Policy Value on Rider Date – Premiums paid after Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $150,000 - $100,000 - $25,000 + 0):	$25,000
Amount of Surrender that exceeds Rider Earnings ($30,000 - $25,000):	$5,000
Base Policy Death Benefit on the date of Death Benefit Calculation:	$200,000
Policy Value on the date of Death Benefit Calculations	$175,000
Rider Earnings (= Policy Value on date of death benefit calculations – policy value on Rider Date – Premiums since Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $175,000 - $100,000 - $25,000 + $5,000):	$55,000
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $55,000):	$22,000
Total Death Benefit paid (=Base policy death benefit plus Additional Death Benefit Amount):	$222,000

Example 2

Policy Value on the Rider Date:	$100,000
Premiums paid after the Rider Date before Surrender:	$0
Gross Partial Surrenders after the Rider Date:	$0
Base Policy Death Benefit on the date of Death Benefit Calculation:	$100,000
Policy Value on the date of Death Benefit Calculations	$75,000
Rider Earnings (= Policy Value on date of death benefit calculations – policy value on Rider Date – Premiums since Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $75,000 - $100,000 - $0 + $0):	$0
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $0):	$0
Total Death Benefit paid (=Base policy death benefit plus Additional Death Benefit Amount):	$100,000

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APPENDIX F

ADDITIONAL DEATH DISTRIBUTION - II — ADDITIONAL INFORMATION

Assume the Additional Death Distribution - II is added to a new policy opened with $100,000 initial premium. The client is less than age 71 on the Rider Date. On the first and second Rider Anniversaries, the Policy Value is $110,000 and $95,000 respectively when the Rider Fees are deducted. The client adds $25,000 premium in the 3rd Rider Year when the Death Proceeds are equal to $115,000 and then takes a withdrawal of $35,000 during the 4th Rider Year when the Death Proceeds are equal to $145,000. After 5 years, the Policy Value is equal to $130,000 and the death proceeds are $145,000.

Example

Account Value on Rider Date (equals initial policy value since new policy)	$100,000
Additional Death Benefit during first Rider Year	$0
Rider Fee on first Rider Anniversary (= Rider Fee * Policy Value = 0.55% * $110,000)	$605
Additional Death Benefit during 2nd Rider Year (= sum of total Rider Fees paid)	$605
Rider Fee on second Rider Anniversary (= Rider Fee * Policy Value = 0.55% * $95,000)	$522.50
Additional Death Benefit during 3rd Rider Year (= sum of total Rider Fees paid = $605 + $522.50)	$1,127.50
Rider Benefit Base in 3rd Rider Year prior to Premium addition (= Account Value less premiums added since Rider Date = $115,000 – $0)	$115,000
Rider Benefit Base in 3rd Rider Year after Premium addition (= $145,000 - $25,000)	$115,000
Rider Benefit Base in 4th Rider Year prior to withdrawal (= Account Value less premiums added since Rider Date = $145,000 - $25,000)	$120,000
Rider Benefit Base in 4th Rider Year after withdrawal (Account Value less premiums added since Rider Date =$110,000 - $25,000)	$85,000
Rider Benefit Base (= $130,000 - $25,000)	$105,000
Additional Death Benefit = Rider Benefit Percentage * Rider Benefit Base = 30% * $105,000	$31,500
Total Death Proceeds (= base policy Death Proceeds + Additional Death Benefit Amount = $145,000 + $31,500)	$176,500

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APPENDIX G

ARCHITECT GUARANTEED LIFETIME WITHDRAWAL BENEFIT

NO LONGER AVAILABLE FOR NEW SALES

If you elected the Architect Guaranteed Lifetime Withdrawal Benefit identified below, which provides certain guaranteed benefits, the Company requires your policy value to be allocated into designated investment options. One or more of the designated investment choices may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. The Company’s requirement to invest in accordance with designated investment choices, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in funds with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the Architect Guaranteed Lifetime Withdrawal Benefit. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment choices available under the Architect Guaranteed Lifetime Withdrawal Benefit that do not invest in funds that utilize volatility control strategies.

You may elect to purchase the optional Architect Guaranteed Lifetime Withdrawal Benefit (“Architect GLWB”) which provides you with a guaranteed lifetime withdrawal benefit if you invest in certain designated investment choices. You are also limited in the amount of your policy value that can be invested in the “equity” category of the designated investment choices (“maximum equity percentage”). This rider is available during the accumulation phase. This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a non-qualified annuity under which death benefits are being distributed under a stretch withdrawal option.

The Architect GLWB may vary for certain policies and may not be available for all policies. Please contact us at (800) 525-6205 for additional information regarding the availability of the Architect GLWB.

In addition, the tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Architect GLWB for a qualified policy.

Architect GLWB – Base Benefit

This benefit is intended to provide a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices you select. If you elect this benefit, we will provide a maximum annual withdrawal amount regardless of your Policy Value. Under this benefit, you can receive (first as withdrawals from your Policy Value and, if necessary, as payments from us) up to the maximum annual withdrawal amount each calendar year, starting with the calendar year immediately following the annuitant’s 59th birthday and lasting until the annuitant’s (or the annuitant’s surviving spouse if the joint life option is elected and the surviving spouse was eligible to and elected to continue the policy) death (unless your total withdrawal base is reduced to zero because of “excess withdrawals;” see Total Withdrawal Base Adjustments, below). All withdrawals before the annuitant (or the annuitant’s surviving spouse if the joint life option is elected and the surviving spouse was eligible to and elected to continue the policy) is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1⁄2.

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Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 61 years old. Further assume that you do not make any additional withdrawals or premium payments, but that after ten years your Policy Value has declined to $90,000 solely because of negative investment performance. You could receive up to $5,000.00, which is the applicable income benefit percentage of (5.0%) multiplied by the total withdrawal base of $100,000, each calendar year for the rest of your life (assuming that you take your first withdrawal when you are age 70 – 74, and that you do not withdraw more than the maximum annual withdrawal amount in any one year).

Of course, you can always withdraw an amount up to your Policy Value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 71 years old. That excess withdrawal decreases your future maximum annual withdrawal amount to $4,705.88.

See “Architect Guaranteed Lifetime Withdrawal Benefit Total withdrawal Base Adjustments” below for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider for you to take withdrawals each rider year that are less than or equal to the maximum annual withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the maximum annual withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the maximum annual withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the Policy.

•

All Policy Value must be allocated to a limited number of specified funds (see “Designated Investment Choices” below). You are also limited to the amount of your Policy Value that can be invested in the “equity” category of the designated investment choices (see “Maximum Equity Percentage” below). You should consult with your registered representative to assist you in determining whether these investment restrictions are suited for your financial needs and risk tolerance.

•	Cumulative withdrawals in any calendar year in excess of the maximum annual withdrawal amount are excess withdrawals.

•	An excess withdrawal may impact the maximum annual withdrawal amount and total withdrawal base on a greater than dollar-for-dollar basis.

•

Upon the death of the annuitant (or the annuitant’s spouse if the joint life option is elected) and the surviving spouse was eligible to and elected to continue the policy, the Architect GLWB terminates and no more guaranteed withdrawals can be made.

Like all withdrawals, withdrawals under this benefit also:

•	reduce your Policy Value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to an excess interest adjustment;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Maximum Annual Withdrawal Amount. You can withdraw up to the maximum annual withdrawal amount in any calendar year without causing an excess withdrawal. See “Total Withdrawal Base Adjustments” below.

The maximum annual withdrawal amount is zero if the annuitant (or the annuitant’s surviving spouse if the joint life option is elected) is not 59 years old on the date the rider is elected (“rider date”) and remains zero until the first day of the calendar year after the annuitant’s 59th birthday. If the annuitant is at least 59 years old on the rider date, the

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maximum annual withdrawal amount in the calendar year during which the rider is elected is equal to the income benefit percentage of the total withdrawal base prorated based on the number of days from the rider date to the end of the calendar year. Thereafter, the maximum annual withdrawal amount for each subsequent calendar year is equal to the income benefit percentage of the total withdrawal base.

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1⁄2 years old, the maximum annual withdrawal amount for that calendar year (and each subsequent calendar year) is equal to the greater of:

•	the maximum annual withdrawal amount described above; or

•

an amount equal to a minimum required distribution amount calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the Policy Value of the base policy, (including the present value of any additional benefits provided under the Policy to the extent required to be taken into account under IRS guidance), and (4) amounts from the current calendar year (no carry-over from past years). An amount not calculated as set forth above cannot be used as the maximum annual withdrawal amount.

You can receive up to the maximum annual withdrawal amount each year (first from your Policy Value and, if necessary, as payments from us) under this rider regardless of your Policy Value. However, once your Policy Value reaches zero (by other than an excess withdrawal), you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reached zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining maximum annual withdrawal amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees. Payments after the Policy Value reaches zero are subject to our claims paying ability.

Please note:

•	The maximum annual withdrawal amount described above is based on calendar years, not rider or policy years.

•

You cannot carry over any portion of your maximum annual withdrawal amount that is not withdrawn during a calendar year for withdrawal in a future calendar year. This means that if you do not take the maximum annual withdrawal amount during the calendar year, you cannot take more than the maximum annual withdrawal amount in the next calendar year and maintain the rider’s guarantee.

•

If the rider is added before to the annuitant’s 59th birthday, the maximum annual withdrawal amount will be zero until January 1st of the calendar year after the annuitant’s 59th birthday, however, you will still be charged a rider fee before to this time.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•

All Policy Value must be allocated to a limited number of specified funds and the allocation is subject to specified equity limits. (See “Designated Investment Choices” and “Maximum Equity Percentage,” below).

Income Benefit Percentage. We use the income benefit percentage to calculate the maximum annual withdrawal amount. The income benefit percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after the January 1st immediately following the annuitant’s 59th birthday (or if the joint life option is elected, the 59th birthday of the younger of the annuitant or the annuitant’s spouse). The income benefit percentage is as follows:

Age at time of first withdrawal	Income Benefit Percentage
0-58	0%
59-64	4.0%
65-69	4.5%
70-74	5.0%
75-79	5.5%
80-84	6.0%
85-89	6.5%
90-94	7.0%
≥ 95	7.5%

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Please note that once established at the time of the first withdrawal on or after the January 1st immediately following the 59th birthday of the annuitant (or if the joint life option is elected, of the younger of the annuitant or the annuitant’s spouse), the income benefit percentage will not increase even though the annuitant’s age increases.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the Policy Value. After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent total withdrawal base adjustments (described below).

Please note:

•

We determine the total withdrawal base solely to calculate the maximum annual withdrawal amount and rider fees. Your total withdrawal base is not a cash value (or Policy Value), a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of Policy Value.

•

Because the total withdrawal base is generally equal to the Policy Value on the rider date, the maximum annual withdrawal amount may be lower if you delay electing the rider and the Policy Value decreases before you elect the rider.

•	Upon the death of the annuitant (or the annuitant’s spouse if the joint life option is elected), the Architect GLWB terminates and there are no more additional guaranteed withdrawals.

Total Withdrawal Base Adjustments. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year (“excess withdrawals”) will reduce the total withdrawal base (on the date of the withdrawal) by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the Policy Value), possibly to zero. See “Architect Guaranteed Lifetime Withdrawal Benefit Total Withdrawal Base Adjustments” below for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.

Designated Investment Choices. If you elect the Architect GLWB, you must allocate 100% of your Policy Value, to one or more of the following designated investment choices:

Non-Equity:

Federated Fund for U.S. Government Securities II

Federated Government Money Fund II

TA PIMCO Total Return – Initial Class

Vanguard-Short-Term Investment-Grade Portfolio

Vanguard-Total Bond Market Index Portfolio

Fixed Account

Equity:

Federated Managed Tail Risk Fund II – Primary Shares

Federated High Income Bond Fund II – Primary Shares

Fidelity® VIP Contrafund® Portfolio – Initial Class

Fidelity® VIP Mid Cap Portfolio – Initial Class

Fidelity® VIP Value Strategies Portfolio – Initial Class

TA Asset Allocation – Conservative – Initial Class

TA Asset Allocation – Moderate – Initial Class

TA Asset Allocation – Moderate Growth – Initial Class

TA Barrow Hanley Dividend Focused – Initial Class

TA JPMorgan Enhanced Index – Initial Class

TA TS&W International Equity – Initial Class

TA Multi-Managed Balanced – Initial Class

TA T. Rowe Price Small Cap – Initial Class

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TA Managed Risk – Balanced ETF – Initial Class

TA Managed Risk – Growth ETF – Initial Class

TA WMC US Growth – Initial Class

Vanguard-Equity Index Portfolio

Vanguard-International Portfolio

Vanguard-Mid-Cap Index Portfolio

Vanguard-REIT Index Portfolio

Wanger International

Wanger USA

If you elect this rider, you may transfer amounts among the designated investment choices. However, you cannot transfer any amount which would cause you to exceed your maximum equity percentage or to any other subaccount. Requiring that you designate 100% of your Policy Value to the designated investment choices, some of which employ strategies that are intended to reduce the risk of loss and/or manage volatility, may reduce investment returns and may reduce the likelihood that we will be required to use our own assets to pay amounts due under this benefit.

Please Note: We can eliminate a designated investment choice at any time. If a designated investment choice is eliminated, then a Policy Owner will be given the option to reallocate the value in the eliminated designated investment choice to other designated investment choices.

Within 30 days after each rider anniversary (i.e., the anniversary of the rider date), you can terminate this rider. Terminating the rider will result in losing all your benefits under this rider. Starting the next business day you may transfer to a non-designated investment choice.

Maximum Equity Percentage. You select either the 50%, 60%, or 70% maximum equity percentage at the time you elect the Architect GLWB. Your equity percentage is equal to your Policy Value in all designated investment choices in the “equity” category, divided by the total Policy Value. You cannot have more than your maximum equity percentage in “equity” investment choices. A higher maximum equity percentage results in a higher rider fee.

Asset Rebalancing. While the Architect GLWB is in effect, you must participate in asset rebalancing. Each month, and according to your instructions, we will automatically rebalance the amounts of your Policy Value in the designated investment choices to maintain your desired asset allocation. The amount of Policy Value you direct us to allocate to designated investment choices in the “equity” category cannot exceed your maximum equity percentage.

We will notify you when any of the following has occurred:

•	you discontinue monthly asset rebalancing;

•	the asset allocation that you request results in Policy Value in designated investment choices in the “equity” category that exceeds your maximum equity percentage; or

•	you make a transfer that causes your Policy Value in designated investment choices in the “equity” category to exceed your maximum equity percentage.

We will give you 30 days to address any failure to continue monthly asset rebalancing or to maintain the maximum equity percentage. Failure to resume monthly asset rebalancing or to come into compliance with your maximum equity percentage will cause the rider to terminate.

Upgrades. As long as you are younger than the maximum rider issue age, you can upgrade the total withdrawal base to the Policy Value during the 30 day period following each rider anniversary, by sending us written notice (in good order). The maximum annual withdrawal amount will be recalculated at the time of the upgrade. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date and its own rider fee (which may be higher than your current rider fee). The new rider date will be the date that the Company receives all information that it requires.

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Please Note:

•	Even if the rider fee percentage does not increase, the dollar amount of the rider fee will increase because it will be based on a higher total withdrawal base.

•

If you upgrade while you are receiving systematic payouts of the maximum annual withdrawal amount, then after the upgrade the dollar amount of the systematic payouts may decrease for the reminder of the calendar year, even though the total withdrawal base increases. This is generally because the maximum annual withdrawal amount for the remainder of the calendar year is calculated based on the remaining partial year and the systematic payout is calculated on a yearly basis.

Annuitization. If you have reached your maximum annuity commencement date, we will allow you to annuitize your Policy and elect to receive lifetime annuity payments each year that is equal to your maximum annual withdrawal amount.

Architect GLWB – Joint Life Option

If you elect the Architect GLWB, you can also elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. This allows the maximum annual withdrawal amount to be withdrawn until the death of the annuitant or the death of the annuitant’s spouse (only if the annuitant’s spouse is eligible and elects to continue the policy), whichever is later.

Please note that if you elect this option, then:

•	the annuitant’s spouse must be either (1) a joint owner along with the annuitant or, (2) the sole primary beneficiary and there is no joint owner.

•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	for purposes of the rider, the annuitant’s spouse cannot be changed.

•	the income benefit percentage is based on the age of the younger of the annuitant and the annuitant’s spouse.

Architect GLWB Fee

A rider fee, which is a percentage of the total withdrawal base on each rider anniversary, is charged annually before annuitization. The rider fee percentage depends on the maximum equity percentage that you select, and on whether you select the joint life option. The rider fee percentages are:

Maximum Equity Percentage	Single Life Option	Joint Life Option
50%	0.30%	0.45%
60%	0.45%	0.65%
70%	0.65%	1.00%

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each designated investment choice in proportion to the amount of Policy Value in each designated investment choice.

Please Note: Because the rider fee is a percentage of you total withdrawal base, the fee can be substantially more than the rider fee percentage multiplied by your Policy Value if the total withdrawal base is higher than your Policy Value.

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Architect GLWB Issue Requirements

The Company will not issue the Architect GLWB unless:

•	the annuitant is not yet age 91 (or younger if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is not yet age 91 (or younger if required by state law) and is also either (1) a joint owner along with the annuitant or (2) the sole primary beneficiary (and there is no joint owner).

Termination

The Architect GLWB will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the Architect GLWB, provided that the request is made in good order within 30 days after a rider anniversary;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);

•

discontinuing asset rebalancing, changing your asset rebalancing so that your Policy Value in designated investment choices in the “equity” category exceeds your maximum equity percentage, or making a transfer that causes your Policy Value in designated investment choices in the “equity” category to exceed your maximum equity percentage, if any of these occurrences is not corrected within 30 days from the date we mail you a notice of the problem;

•

annuitization (however, if you have reached your maximum annuity commencement date, then you may choose an annuitization option which guarantees lifetime payments in an amount equal to your maximum annual withdrawal amount); or

•	termination of your policy.

Please note: This feature terminates upon annuitization, and there is a maximum annuity commencement date for your policy.

Architect Guaranteed Lifetime Withdrawal Benefit Total Withdrawal Base Adjustments

Total Withdrawal Base. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year will reduce the total withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:
A	is the excess gross partial withdrawal (the amount in excess of the maximum annual withdrawal amount remaining before the withdrawal);
B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but before the withdrawal of the excess amount; and
C	is the total withdrawal base before the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed lifetime withdrawal benefit.

When a withdrawal is taken, two parts of the guaranteed lifetime withdrawal benefit can be affected:

1. Total withdrawal base (“TWB”)

2. Maximum annual withdrawal amount (“MAWA”)

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Example 1 (“Non-Excess” Withdrawal):

Assumptions:

You

= Owner and Annuitant, or younger of annuitant and annuitant’s spouse if joint life option is elected for additional cost, age 55 on rider issue; age 65 at time withdrawals begin, which means the Income Benefit Percentage is 4.5%.

TWB at rider issue = $100,000

TWB at time withdrawals begin = $100,000

4.5% withdrawal (“WD”) beginning 10 years from the rider date would be $4,500 (4.5% of the then-current $100,000 total withdrawal base)

WD	= $4,500

Excess withdrawal (“EWD”) = None

Policy Value (“PV”) = $90,000 in 10 years

Is any portion of the withdrawal greater than the maximum annual withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $4,500 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $4,500, the total withdrawal base does not change.

Example 2 (“Excess” Withdrawal):

Assumptions:

You

= Owner and Annuitant, or younger of annuitant and annuitant’s spouse if joint life option is elected for additional cost, age 55 on rider issue; age 65 at time withdrawals begin, which means the Income Benefit Percentage is 4.5%.

TWB at rider issue = $100,000

TWB at time withdrawals begin = $100,000

4.5% WD beginning 10 years from the rider date would be $4,500 (4.5% of the then-current $100,000 total withdrawal base)

WD	= $10,000

EWD	= $5,500 ($10,000 - $4,500)

PV	= $90,000 in 10 years

Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $10,000 - $4,500 = $5,500 (the excess withdrawal amount)

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted and a new lower maximum annual withdrawal amount must be computed. Had the withdrawal for this example not been more than $4,500, the total withdrawal base would remain at $100,000 and the maximum annual withdrawal amount would be $4,500. However, because an excess withdrawal has been taken, the total withdrawal base and, consequently, the maximum annual withdrawal amount, will decline.

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New total withdrawal base:

Step	One. The total withdrawal base is reduced by the amount of the excess withdrawal or the pro rata amount, if greater.

Step	Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV – 4.5% WD)) * TWB before any adjustments

2.	($5,500 / ($90,000 - $4,500)) * $100,000 = $6,432.75

Step	Three. Which is larger, the actual $5,500 excess withdrawal amount or the $6,432.75 pro rata amount?

$6,432.75 pro rata amount.

Step	Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $6,432.75 = $93,567.25

Result.	The new total withdrawal base is $93,567.25

New maximum annual withdrawal amount:

Because the total withdrawal base was adjusted (as a result of the excess withdrawal), we have to calculate a new maximum annual withdrawal amount that will be available starting on the next January 1st. This calculation assumes no more activity before the next January 1st.

Step	One. What is the new maximum annual withdrawal amount?

$93,567.25 (the adjusted total withdrawal base) * 4.5% = $4,210.53

Result.	Going forward, the maximum you can take out in a year is $4,210.53 without causing an excess withdrawal that would further reduce of the total withdrawal base.

The Architect GLWB and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Architect GLWB. The application and operation of the Architect GLWB are governed by the terms and conditions of the rider itself.

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APPENDIX H

GUARANTEED MINIMUM INCOME BENEFIT

NO LONGER AVAILABLE FOR NEW SALES

The optional Guaranteed Minimum Income Benefit (‘‘GMIB’’) assures you of a minimum level of income in the future by guaranteeing a minimum income base (discussed below) you can apply to a GMIB payment option and which also guarantees a minimum amount for those payments once you begin to receive them. The guarantee under the GMIB is supported by the general account assets of Peoples Benefit. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options. The GMIB will not be issued if you are age 91 or older (earlier, if required by state law). You also have the option to upgrade your minimum income base.

You can annuitize under the GMIB (subject to the conditions described below) at the greater of the adjusted Policy Value or the minimum income base.

Minimum Income Base. The minimum income base on the rider date (i.e., the date the rider is added to the Policy) is the Policy Value. After the rider date, the minimum income base is:

•	the minimum income base on the rider date; plus

•	any subsequent premium payments; minus

•	any subsequent surrenders;

•	each of which is accumulated at the annual growth rate from the date of each transaction; minus any premium taxes.

The annual growth rate is currently 6% per year. Once the rider is added to your Policy, the annual growth rate will not vary during the life of that rider. Surrenders may reduce the minimum income base on a basis greater than dollar-for-dollar. See the SAI for more information.

The minimum income base may only be used to annuitize using the GMIB payment options and may not be used with any other annuity payment options. The GMIB payment options are:

•

Life Income—An election may be made for ‘‘No Period Certain’’ or ‘‘10 Years Certain’’. In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

•

Joint and Full Survivor—An election may be made for ‘‘No Period Certain’’ or ‘‘10 Years Certain’’. Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

NOTE CAREFULLY:

IF:

•	You choose Life Income with No Period Certain or Joint and Full Survivor with No Period Certain; and

•	The annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	We will make only one (two, three, etc.) annuity payments.

IF:

•	You annuitize using the GMIB before the 10th rider anniversary;

THEN:

•	the first payment will be calculated with an annuity factor age adjustment. See ‘‘Annuity Factor Age Adjustment’’ below.

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Annuity Factor Age Adjustment. If you annuitize using the GMIB before the 10th rider anniversary, the first payment will be calculated with an annuity factor age adjustment which subtracts up to 10 years from your age. This results in all payments being lower than if an annuity factor age adjustment was not used. See the SAI for information concerning the calculation of the initial payment. If you are over 84 when you elect the rider or upgrade your minimum income base, (earlier if required by state law), you will be subject to an annuity factor age adjustment if you annuitize under the rider. The age adjustment is as follows:

Number of Years Since the Rider Date	Age Adjustment: Number of Years Subtracted from Your Age
0-1	10
1-2	9
2-3	8
3-4	7
4-5	6
5-6	5
6-7	4
7-8	3
8-9	2
9-10	1
>10	0

The minimum income base is used solely to calculate the GMIB annuity payments and does not establish or guarantee a Policy Value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial criteria (such as the use of a 3% assumed investment return, or ‘‘AIR,’’ to calculate the first annuity payment, which results in a lower dollar amount for that payment than would result from using the 5.0% AIR that is used with the regular annuity payments), the level of lifetime income that it guarantees may be less than the level that would be provided by application of the adjusted Policy Value at otherwise applicable annuity factors. Therefore, the GMIB should be regarded as a safety net. The costs of annuitizing under the GMIB includes the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts (which may include an annuity age factor adjustment). These costs should be balanced against the benefits of a minimum payout level.

Moreover, the Initial Payment Guarantee—rider (described below) also provides for a minimum payout level, and it uses actuarial criteria (such as a 5.0% AIR) that provide for higher payment levels for a given Policy Value than the GMIB. You should carefully consider these factors, since electing annuity payments under the GMIB will generally be advantageous only when the minimum income base is sufficiently in excess of the adjusted Policy Value to overcome these disadvantages.

If the GMIB will not provide an annuity benefit that is as large as the base policy values under the policy after the Annuity Commencement Date, the Policy Owner may wish to purchase the Initial Payment Guarantee Rider. If both riders are purchased, the Policy Owner will not be subject to both rider fees at the same time.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, the guaranteed payment fee, and the annuity factor age adjustment) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum income base.

Minimum Income Base Upgrade. You can upgrade your minimum income base to the Policy Value after the first rider anniversary and before your 91st birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider. The Policy Value used will be the Policy Value calculated immediately after we receive all necessary information to complete the upgrade.

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If you upgrade:

•	the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees;

•	the new fees, thresholds and factors may be higher (or lower) than before; and

•	the new annual growth rate may be lower (or higher) than before.

Please note that if you upgrade, you will begin a new annuity factor age adjustment period. It generally will not be to your advantage to upgrade unless your Adjusted Policy Value exceeds your minimum income base on the applicable Policy Anniversary.

Conditions of Exercise of the GMIB. You can only annuitize using the GMIB within the 30 days after a Policy Anniversary after the GMIB is elected. You cannot, however, annuitize using the GMIB after the Policy Anniversary after your 94th birthday (earlier if required by state law). For your convenience, we will put the last date to annuitize using the GMIB on page one of the rider.

NOTE CAREFULLY:

•	If you annuitize at any time other than indicated above, you cannot use the GMIB.

•	If you annuitize before the 10th rider anniversary there will be an annuity factor age adjustment. See ‘‘Annuity Factor Age Adjustment.’’

Guaranteed Minimum Stabilized Payments. Annuity payments under the GMIB are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. The payments will also be ‘‘stabilized’’, that is, held constant during each Policy Year.

During the first Policy Year after annuitizing using the GMIB, each stabilized payment will equal the initial payment. On each Policy Anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that Policy Year. The stabilized payment on each Policy Anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

GMIB Fee. A rider fee, currently 0.45% of the minimum income base on the rider anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete surrender. The rider fee is deducted from each investment choice in proportion to the amount of Policy Value in each investment option. This fee is deducted even if the adjusted Policy Value exceeds the minimum income base. The rider fee on any given rider anniversary will be waived if the Policy Value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum income base.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an effective annual rate of

1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the GMIB, in addition to the Policy mortality and expense risk fee and administrative charge. The guaranteed payment fee is included on page one of the rider.

Termination. The GMIB will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the GMIB (you may not terminate the rider before the first rider anniversary);

•	annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum income base under the GMIB);

•	upgrade of the minimum income base (although a new rider will be issued);

•	termination of your Policy; or

•	30 days after the Policy Anniversary after your 94th birthday (earlier if required by state law).

The GMIB rider may vary by state and may not be available in all states.

103

APPENDIX I

ADDITIONAL DEATH BENEFIT – EXTRA

NO LONGER AVAILABLE FOR NEW SALES

The optional ADB—Extra pays an additional death benefit amount when a death benefit is payable under your Policy, in certain circumstances. The ADB—Extra is available for issue ages through age 75. This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a non-qualified annuity under which death benefits are being distributed under a stretch withdrawal option.

The ADB-Extra pays a percentage of the value of the death benefit under the Policy prior to adding the rider, as well as a different percentage of the gain under the Policy since the rider was added. Consequently, the ADB-Extra may be helpful if it is added after the Policy has been effective for a while, or if the Policy was issued as a result of an exchange from an existing policy with investment gain. The ADB-Extra is intended to provide an additional amount of death benefit. Please consult a tax adviser before electing this rider.

Additional Death Benefit Amount. The additional death benefit is only payable if you elected the rider five years prior to the death triggering the payment of the Policy death benefit, and a death benefit is payable under the Policy. If a death benefit is payable before the end of the fifth year, all rider fees paid since the rider date will be refunded. After the fifth year, the additional death benefit is equal to:

•	rider benefit percentage (40% for issues ages through age 70 and 25% for ages 71-75) multiplied by the sum of:

•	future growth (see below); and

•	the initial death benefit option multiplied by the Policy death benefit on the rider date, minus surrenders after the rider date that exceed future growth on the date of surrender.

Future growth equals:

•	the Policy death benefit payable; minus

•	the death benefit on the rider date; minus

•	premium payments after the rider date; plus

•	surrenders after the rider date that exceed the future growth on the date of the surrender.

No benefit is payable under the ADB—Extra if the Policy death benefit payable is less than one minus the initial death benefit option, multiplied by the death benefit at the time the rider was added (adjusted for surrenders after the rider date). For purposes of computing taxable gains, both the death benefit payable under the Policy and the additional death benefit will be considered.

Please see the SAI for an example which illustrates the additional death benefit payable as well as the effect of a partial surrender on the additional death benefit.

Spousal Continuation. If a spouse is eligible to and elects to continue the Policy as the new owner instead of receiving the death benefit and additional death benefit, the spouse will generally receive a one-time Policy Value increase equal to the additional death benefit. At this time the rider will terminate. The spouse will have the option of immediately re- electing the rider as long as they are under the age of 76. Certain owners may have the option to continue the rider without receiving the one-time Policy Value increase.

Rider Fee. A rider fee, 0.50% of the Policy Value for the 50% initial death benefit option and 0.60% of the Policy Value for the 75% initial death benefit option, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the Policy or other termination of the rider. The rider fee is deducted pro rata from each investment option. The fee is deducted even during periods when the rider would not pay any benefits.

104

Termination. The rider will remain in effect until:

•	you cancel it by notifying our service center in writing,

•	the Policy is annuitized or surrendered, or

•	the additional death benefit is paid or added to the Policy Value under a spousal continuation.

Once terminated, the ADB—Extra may not be re-elected if still being offered for one year.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans. Consult a tax adviser before electing this rider.

The ADB—Extra may vary by state and may not be available in all states.

105

DIMENSIONAL VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

Separate Account VA CC

Supplement Dated October 1, 2020

to the

Prospectus dated May 1, 1998

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC” or “the Company”) is amending the prospectus dated May 1, 1998 for the Dimensional Variable Annuity contracts (the “Contracts”) to provide information regarding the merger (the “Merger”) of the issuer of your Contract, Transamerica Premier Life Insurance Company (“TPLIC”, formerly known as Monumental Life Insurance Company), with and into TLIC. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, TPLIC merged with and into its affiliate TLIC. Before the Merger, TPLIC was the issuer of the Contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA CC (the “Separate Account”) that fund the Contracts, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the insurance company that provides your Contract benefits from TPLIC to TLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. Contract values will not change as a result of the Merger. You will receive a Contract endorsement from TLIC that reflects the change from TPLIC to TLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TPLIC in correspondence and disclosure to you. As a result, all references in the prospectus to Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) are amended to refer to the Transamerica Life Insurance Company.

More detailed information, including an explanation of the underlying portfolio’s fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which you can receive by contacting our Service Center at the phone number above.

Please note the change regarding your fund reports:

We want to let you know that beginning January 1, 2021, we will no longer mail copies of shareholder reports for funds in your portfolio. This change is permitted by regulations adopted by the Securities and Exchange Commission. Instead, the reports will be made available on our website. We’ll let you know by mail each time a report is posted. The notification will have a URL for accessing the report.

If you’ve already elected to receive documents from us electronically, you’re not affected by this change. You’re already receiving an email with a link to the reports so there’s nothing you need to do.

You do have the option of continuing to receive paper copies of all future shareholder reports free of charge. If you’d like this option, give us a call at the number on your account statement.

I. With respect to (i) the list of portfolios on the prospectus cover page, page 1, and (ii) the The Portfolios section set forth in the prospectus, pages 13-14 such investment choices are replaced by the following:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUB-ADVISER
VA Global Bond Portfolio	VA Global Bond Portfolio	Dimensional Fund Advisors LP
VA International Small Portfolio	VA International Small Portfolio	Dimensional Fund Advisors LP
VA International Value Portfolio	VA International Value Portfolio	Dimensional Fund Advisors LP
VA Short-Term Fixed Portfolio	VA Short-Term Fixed Portfolio	Dimensional Fund Advisors LP
VA U.S. Large Value Portfolio	VA U.S. Large Value Portfolio	Dimensional Fund Advisors LP
VA U.S. Targeted Value Portfolio	VA U.S. Targeted Value Portfolio	Dimensional Fund Advisors LP
Federated Hermes Government Money Fund II	Federated Hermes Government Money Fund II	Federated Investment Management Company

II. The Total Annual Operating Expenses of the underlying fund portfolios are being added to the FEE TABLE, page 9-10:

Total Annual Portfolio Operating Expenses	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses	0.21%	0.72%

III. The Expense Example (Highest Gross) tables are being added to the FEE TABLE, pages 9-10:

Example

	1 Year	3 Years	5 Years	10 Years
If you surrender the policy at the end of the applicable time period.	$143	$443	$652	$1253

If you annuitize* or remain invested in the policy at the end of the applicable time period.	$143	$443	$652	$1253

IV. The following section is added to the prospectus:

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.) Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay Withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any purchase payment or transfer request from any person without prior notice, if, in our judgment, (1) the purchase payment or transfer, or series of purchase payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choices that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay o

V. The following updates information in the “Federal Tax Considerations” section in the prospectus pages 23-28:

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own financial professional about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or nonqualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All amounts received from the policy that are includible in income are taxed at ordinary income rates; no amounts received from the policy are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Policy

Diversification Requirements. In order for a nonqualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire policy could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own financial professional regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed (1) within 5 years after such owner’s date of death or (2) be used to provide payments to a designated beneficiary for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. The designated beneficiary must be an individual and payments must begin within one year of such owner’s death. However, if upon such owner’s death the owner’s surviving spouse is the sole beneficiary of the policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

In certain instances a designated beneficiary may be permitted to elect a “stretch” payment option as a means of disbursing death proceeds from a nonqualified annuity. The only method we use for making distribution payments from a nonqualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Nonqualified Annuities

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value as collateral for a loan generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the policy.” There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these rules with a competent financial professional. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a financial professional for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or financial professional if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of maturity date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and maturity date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a financial professional for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity policy if the policy has not been annuitized before that age or have other tax consequences. You should consult with a financial professional about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent financial professional as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Withdrawals - Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy.” The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income. Withdrawals are generally treated first as taxable income to the extent of the excess in the policy value over the “investment in the policy.” Distributions made under the systematic payout option are treated for tax purposes as withdrawals, not annuity payments. In general, loans, pledges and collateral assignments as security of a loan are taxed in the same manner as withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your policy value immediately before a policy withdrawal (or transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your financial professional.

The Code also provides that amounts received from the policy that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982. Regarding the disability exception, because we cannot verify that the owner is disabled, we will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a financial professional for more information regarding the imposition of penalty tax.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during the same calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your financial professional regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified policy in exchange for all or part of another annuity policy that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the policy immediately after the exchange will generally be the same as that of the annuity policy exchanged, increased by any additional purchase payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the policy. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a withdrawal, surrender, annuity income payment or death benefit).

If you exchange part of an existing policy for the policy, and within 180 days of the exchange you received a payment other than certain annuity payments (e.g., you make a withdrawal) from either policy, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the policy could be includible in your income and subject to a 10% penalty tax.

You should consult your financial professional in connection with an exchange of all or part of an annuity policy for the policy, especially if you may make a withdrawal from either policy within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from qualified policies are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from your qualified policy could cause your other investment income to be subject to the tax. Please consult a financial professional for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as spouses under the applicable state law, will each be treated as spouse as defined in this policy for state law purposes. However, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a financial professional for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via withdrawals, these amounts are taxed in the same manner as a Withdrawal; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent financial professional with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your financial professional prior to selecting any optional benefit under the policy.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total purchase payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or Withdrawals according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 72 (or age 70 1⁄2 if the Annuitant attained 70 1⁄2 before 1/1/2020); (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions. Subject to certain exceptions, distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same rules that apply to IRA distributions and are taxed as ordinary income.

The IRS has not reviewed this policy for qualification as a traditional IRA, SIMPLE IRA or SEP IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this policy for qualification as a ROTH IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the purchase payments or the policy value.

Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically, distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their financial professional.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments.

Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages, distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled Withholding below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to substantial risk of forfeiture.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Withdrawals - Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. If you do not have any non-deductible purchase payments, your investment in the policy will be treated as zero.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a financial professional for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020) or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020). The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating required minimum distributions. Please consult with your financial professional to learn more about an optional living or death benefit prior to purchase.

Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and financial professional regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a financial professional before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or financial professional if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as policy holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a financial professional before purchasing this policy as a qualified policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments.

Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified financial professional regarding U.S., state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the distribution. The rules relating to FATCA are complex, and a financial professional should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Possible Tax Law Changes

Although the likelihood and nature of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a financial professional with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

VI. In the following (i) the sub-section entitled Transamerica Life Insurance Company replaces the sub-section The Company and the Separate Account Providian Life Insurance Company, page 12 (reflecting TLIC as the new Contract issuer) and (ii) the other sub-sections are hereby added to the prospectus:

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Business Continuity

Our business operations maybe adversely affected by volatile natural and man-made disasters, including (but not limited to) hurricanes, earthquakes, terrorism, civil unrest, military action, fires and explosions, pandemic diseases, and other catastrophes (“Catastrophic Events”). Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world. Such uncertainty as to future trends and exposure may lead to financial losses to our businesses. Furthermore, Catastrophic Events may disrupt our operations and result in the loss of, or restricted access to, property and information about Transamerica and its clients. Such events may also impact the availability and capacity of our key personnel. If our business continuity plans have not included effective contingencies for Catastrophic Events, we may experience business disruption, damage to corporate reputation, and damage to financial condition for a prolonged period of time.

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our affiliates may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between other units of Aegon. Although to our knowledge these events have thus far not been material in nature, our management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, our businesses are subject to laws and regulations enacted by U.S. federal and state governments, including various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. These laws, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provide for penalties for non-compliance. As an examples the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain of our entities, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Company affiliates operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering, or have already enacted, enhanced information security risk management and privacy rules and regulations. A number of our entities and affiliates are also subject to contractual restrictions with respect to the information of our clients and business partners. The Company, and numerous of its, employees and business partners have access to, and routinely process, the personal information of consumers and employees. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized information security attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over the Company or its affiliates in recent years, and more such obligations are likely to be imposed in the near future across our operations. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms of use.

Transamerica Life Insurance Company

We are engaged in the sale of life and health insurance and annuity policies. Transamerica Life Insurance Company located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy and was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company Inc., and is licensed in all states except New York and the

District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. We are a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of ours and subject to our claims paying ability. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for our financial obligations arising under the policies.

Financial Condition of the Company

How to Obtain More Information. We encourage both existing and prospective policy Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

VII. The following hereby updates the Condensed Financials section of the prospectus, page 10:

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (including any applicable fund facilitation fees) for each subaccount available on December 31, 2019.

		Separate Account Expense 0.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units (National)
DFA VA Global Bond Portfolio	2019	$26.101364	$27.01826	27,218.946
	2018	$25.820721	$26.101364	28,373.809
	2017	$25.450496	$25.820721	33,950.908
	2016	$25.180923	$25.450496	33,547.064
	2015	$24.958197	$25.180923	38,812.996
	2014	$24.416113	$24.958197	44,360.739
	2013	$24.661193	$24.416113	62,910.357
	2012	$23.672582	$24.661193	67,674.390
	2011	$22.79758	$23.672582	72,681.547
	2010	$21.743066	$22.79758	80,981.102
DFA VA International Small Portfolio	2019	$34.793787	$42.830843	17,328.940
	2018	$43.652152	$34.793787	23,815.099
	2017	$33.809771	$43.652152	28,697.903
	2016	$32.032725	$33.809771	34,105.461
	2015	$30.469580	$32.032725	34,826.710
	2014	$32.548248	$30.469580	37,087.440
	2013	$25.780807	$32.548248	45,078.812
	2012	$21.730295	$25.780807	109,134.138
	2011	$25.677053	$21.730295	124,184.672
	2010	$20.707949	$25.677053	122,525.728
DFA VA International Value Portfolio	2019	$31.169650	$35.879566	19,822.307
	2018	$37.838105	$31.169650	22,812.148
	2017	$30.271018	$37.838105	28,417.847
	2016	$27.924043	$30.271018	32,085.150
	2015	$30.208402	$27.924043	32,207.669
	2014	$32.749282	$30.208402	39,149.949
	2013	$27.095590	$32.749282	48,984.500
	2012	$23.312751	$27.095590	99,890.705
	2011	$28.253229	$23.312751	102,325.025
	2010	$25.728187	$28.253229	96,432.932

DFA VA Short-Term Fixed Portfolio	2019	$16.084918	$16.383014	51,069.813
	2018	$15.907179	$16.084918	47,135.910
	2017	$15.877837	$15.907179	48,077.257
	2016	$15.855813	$15.877837	47,355.618
	2015	$15.910809	$15.855813	51,524.024
	2014	$15.990885	$15.910809	134,416.153
	2013	$16.053950	$15.990885	143,141.263
	2012	$16.023587	$16.053950	147,059.794
	2011	$16.058179	$16.023587	154,285.925
	2010	$15.985114	$16.058179	159,890.235
DFA VA U.S. Large Value Portfolio	2019	$65.660217	$82.057279	26,695.834
	2018	$75.200976	$65.660217	30,453.665
	2017	$63.560698	$75.200976	36,291.890
	2016	$53.815637	$63.560698	39,446.086
	2015	$56.075735	$53.815637	41,161.366
	2014	$51.740072	$56.075735	51,681.890
	2013	$36.980959	$51.740072	66,645.800
	2012	$30.524448	$36.980959	116,791.714
	2011	$31.812823	$30.524448	128,778.981
	2010	$26.544094	$31.812823	133,765.446
DFA VA U.S. Targeted Value Portfolio	2019	$75.973892	$92.511485	12,287.332
	2018	$90.895194	$75.973892	15,120.378
	2017	$83.344893	$90.895194	18,353.065
	2016	$65.797180	$83.344893	19,912.295
	2015	$69.879111	$65.797180	20,816.743
	2014	$67.819508	$69.879111	25,090.686
	2013	$47.197896	$67.819508	33,449.687
	2012	$39.550637	$47.197896	70,142.739
	2011	$41.703705	$39.550637	80,777.110
	2010	$32.520962	$41.703705	84,188.025
Federated Hermes Government Money Fund II	2019	$14.487096	$14.629874	3,295.360
	2018	$14.401642	$14.487096	3,297.420
	2017	$14.449830	$14.401642	3,299.501
	2016	$14.543475	$14.449830	3,301.582
	2015	$14.637866	$14.543475	3,303.650
	2014	$14.733000	$14.637866	7,390.787
	2013	$14.828777	$14.733000	8,671.446
	2012	$14.925702	$14.828777	19,620.035
	2011	$15.022451	$14.925702	16,312.728
	2010	$15.119952	$15.022451	25,749.732

PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY SEPARATE ACCOUNT V

PROSPECTUS

FOR THE

DIMENSIONAL VARIABLE ANNUITY

OFFERED BY

PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY

(A MISSOURI STOCK COMPANY)

ADMINISTRATIVE OFFICES

P.O. BOX 32700

LOUISVILLE, KENTUCKY 40232

The Dimensional Variable Annuity contract (the “Contract”), offered through Providian Life and Health Insurance Company (the “Company”, “us”, “we” or “our”), provides a vehicle for investing on a tax-deferred basis in seven investment company Portfolios and our General Account. The Contract is an individual variable annuity contract and is intended for retirement savings or other long-term investment purposes.

The minimum initial Purchase Payment for Non-Qualified Contracts is $5,000. The minimum initial purchase payment for Qualified Contracts is $2,000 (or $50 monthly by payroll deduction). The Contract is a flexible-premium deferred variable annuity that provides for a Right to Cancel Period of 10 days (30 days or more in some instances) plus a 5 day grace period to allow for mail delivery during which you may cancel your investment in the Contract.

You may allocate your Net Purchase Payments for the Contract among seven Subaccounts of Providian Life and Health Insurance Company’s Separate Account V and four fixed options available under the Company’s General Account. Assets of each Subaccount are invested in one of the following Portfolios (which are contained within two open-end, diversified investment companies):

.DFA SMALL VALUE PORTFOLIO	.DFA SHORT-TERM FIXED PORTFOLIO
.DFA LARGE VALUE PORTFOLIO	.DFA INTERNATIONAL VALUE PORTFOLIO
.DFA GLOBAL BOND PORTFOLIO	.FEDERATED PRIME MONEY FUND II
.DFA INTERNATIONAL SMALL PORTFOLIO

Depending upon the state of issue and provisions of your Contract, your initial Net Purchase Payment(s) will, when your Contract is issued, either be (i) invested in the Federated Prime Money Fund II during your Right to Cancel Period and/or invested immediately in your chosen Guaranteed Rate Options or (ii) invested immediately in your chosen Portfolios and fixed options (other than the Guaranteed Equity Option).

The Contract’s Accumulated Value varies with the investment performance of the Portfolios you select. You bear all investment risk associated with the Portfolios. Investment results for your Contract are not guaranteed except to the extent you have allocated a portion of the Accumulated Value to the General Account.

The Contract offers a number of ways of withdrawing monies at a future date, including a lump sum payment and several Annuity Payment Options. You may make full or partial withdrawals of the Contract’s Surrender Value at any time, although in many instances withdrawals made prior to age 59 1⁄2 are subject to a 10% penalty tax (and a portion may be subject to ordinary income taxes). If you elect an Annuity Payment Option, Annuity Payments may be received on a fixed and/or variable basis. You also have significant flexibility in choosing the Annuity Date on which Annuity Payments begin.

This Prospectus sets forth the information you should know before investing in the Contract. It must be accompanied by a current Prospectus for each Fund. Please read the Prospectuses carefully and retain them for future reference. A Statement of Additional Information for the Contract Prospectus, which has the same date as this Prospectus, has also been filed with the Securities and Exchange Commission, is incorporated herein by reference and is available free by calling our Administrative Offices at 1-800-797- 9177. The Table of Contents of the Statement of Additional Information is included at the end of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Contract is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD BE UNLAWFUL TO MAKE AN OFFERING LIKE THIS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS ABOUT THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY OTHER INFORMATION OR REPRESENTATIONS.

The date of this Prospectus is May 1, 1998.

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GLOSSARY

Accumulation Unit - A measure of your ownership interest in the Contract prior to the Annuity Date.

Accumulation Unit Value - The value of each Accumulation Unit which is calculated each Valuation Period.

Accumulated Value - The value of all amounts accumulated under the Contract prior to the Annuity Date.

Adjusted Death Benefit - The sum of all Net Purchase Payments made during the first six Contract Years, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken.

Annual Contract Fee - The $30 annual fee charged by the Company to cover the cost of administering each Contract. The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender, on a pro rata basis, from each Subaccount.

Annuitant - The person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid.

Annuitant’s Beneficiary - The person(s) to whom any benefits are due upon the Annuitant’s death prior to the Annuity Date.

Annuity Date - The date on which Annuity Payments begin. The Annuity Date is always the first day of the month you specify.

Annuity Payment - One of a series of payments made under an Annuity Payment Option.

Annuity Payment Option - One of several ways in which withdrawals from the Contract may be made. Under a Fixed Annuity Option (see “Annuity Payment Options,” page 20), the dollar amount of each Annuity Payment does not change over time. Under a Variable Annuity Option (see “Annuity Payment Options,” page 20), the dollar amount of each Annuity Payment may change over time, depending upon the investment experience of the Portfolio or Portfolios you choose. Annuity Payments are based on the Contract’s Accumulated Value as of 10 Business Days prior to the Annuity Date.

Annuity Unit - Unit of measure used to calculate Variable Annuity Payments (see “Annuity Payment Options,” page 20).

Annuity Unit Value - The value of each Annuity Unit which is calculated each Valuation Period.

Business Day - A day when the New York Stock Exchange is open for trading.

Code - The Internal Revenue Code of 1986, as amended.

Company (“we”, “us”, “our”) - Providian Life and Health Insurance Company, a Missouri stock company.

Contract Anniversary - Any anniversary of the Contract Date.

Contract Date - The date of issue of this Contract.

Contract Owner (“you”, “your”) - The person or persons designated as the Contract Owner in the Contract. The term shall also include any person named as Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. Prior to the Annuity Date, the Contract Owner has the right to assign ownership, designate beneficiaries, make permitted withdrawals and Exchanges among Subaccounts and Guaranteed Rate Options.

Contract Year - A period of 12 months starting with the Contract Date or any Contract Anniversary.

3

Death Benefit - The greater of the Contract’s Accumulated Value on the date the Company receives due Proof of Death of the Annuitant or the Adjusted Death Benefit. If any portion of the Contract’s Accumulated Value on the date we receive proof of the Annuitant’s death is derived from the Multi-Year Guaranteed Rate Option, that portion of the Accumulated Value will be adjusted by a positive Market Value Adjustment Factor (see “Multi-Year Guaranteed Rate Option,” at Appendix A), if applicable.

Exchange - One Exchange will be deemed to occur with each voluntary transfer from any Subaccount or General Account Guaranteed Option.

Funds - Each of (i) DFA Investment Dimensions Group Inc., and (ii) Federated Insurance Series (advised by Federated Advisers).

General Account - The account which contains all of our assets other than those held in our separate accounts.

General Account Guaranteed Option - Any of the following four General Account options offered by your Contract and to which you may allocate your Net Purchase Payments: the Dollar Cost Averaging Fixed Account Option, the One-Year Guaranteed Rate Option, the Multi-Year Guaranteed Rate Option, and the Guaranteed Equity Option. The General Account Guaranteed Options are available for sale in most, but not all, states. (See “The General Account,” at Appendix A.)

Guaranteed Rate Options - The One-Year Guaranteed Rate Option and the Multi-Year Guaranteed Rate Option.

Market Value Adjustment Factor - The formula applied to the Accumulated Value in order to determine the net amount of any transfer or surrender under the Multi-Year Guaranteed Rate Option (see “Multi-Year Guaranteed Rate Option,” at Appendix A).

Net Purchase Payment - Any Purchase Payment less the applicable Premium Tax, if any.

Non-Qualified Contract - Any Contract other than those described under the Qualified Contract reference in this Glossary.

Owner’s Designated Beneficiary - The person to whom ownership of this Contract passes upon the Contract Owner’s death, unless the Contract Owner was also the Annuitant--in which case the Annuitant’s Beneficiary is entitled to the Death Benefit. (Note: this transfer of ownership to the Owner’s Designated Beneficiary will generally not be subject to probate, but will be subject to estate and inheritance taxes. Consult with your tax and estate adviser to be sure which rules will apply to you.)

Payee - The Contract Owner, Annuitant, Annuitant’s Beneficiary, or any other person, estate, or legal entity to whom benefits are to be paid.

Portfolio - A separate investment series of the Funds. The Funds currently offer seven Portfolios in the Dimensional Variable Annuity: the VA Small Value Portfolio (the “DFA Small Value Portfolio”) the VA Large Value Portfolio (the “DFA Large Value Portfolio”) (formerly, the DFA Global Value Portfolio), the VA International Value Portfolio (the “DFA International Value Portfolio”), the VA International Small Portfolio (the “DFA International Small Portfolio”), the VA Short-Term Fixed Portfolio (the “DFA Short-Term Fixed Portfolio”) and the VA Global Bond Portfolio (the “DFA Global Bond Portfolio”) of DFA Investment Dimensions Group Inc.; and the Federated Prime Money Fund II (“Federated Prime Money Portfolio”) of Federated Insurance Series; (each, a “Portfolio” and collectively, the “Portfolios”). In this Prospectus, Portfolio will also be used to refer to the Subaccount that invests in the corresponding Portfolio.

Premium Tax - A regulatory tax that may be assessed by certain states on the Purchase Payments you make to this Contract. The amount which we must pay as Premium Tax will be deducted from each Purchase Payment or from your Accumulated Value as it is incurred by us.

4

Proof of Death - (a) A certified death certificate; (b) a certified decree of a court of competent jurisdiction as to the finding of death; (c) a written statement by a medical doctor who attended the deceased; or (d) any other proof of death satisfactory to the Company.

Purchase Payment - Any premium payment. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts (or $50 monthly by payroll deduction for Qualified Contracts); each additional Purchase Payment must be at least $500 for Non-Qualified Contracts or $50 for Qualified Contracts. Purchase Payments may be made at any time prior to the Annuity Date as long as the Annuitant is living.

Qualified Contract - An annuity contract as defined under Sections 403(b), 408(b), and 408A of the Code.

Right to Cancel Period - The period during which the Contract can be canceled and treated as void from the Contract Date.

Separate Account - That portion of Providian Life and Health Insurance Company’s Separate Account V dedicated to the Contract. The Separate Account consists of assets that are segregated by Providian Life and Health Insurance Company and, for Contract Owners, invested in the Portfolios. The Separate Account is independent of the general assets of the Company. The Separate Account invests in the portfolios.

Subaccount - That portion of the Separate Account that invests in shares of the Funds’ Portfolios. Each Subaccount will only invest in a single Portfolio. The investment performance of each Subaccount is linked directly to the investment performance of one of the seven Portfolios.

Surrender Value - The Accumulated Value, adjusted to reflect any applicable Market Value Adjustment (see “Multi-Year Guaranteed Rate Option,” at Appendix A) for amounts allocated to the Multi-Year Guaranteed Rate Option, less any early withdrawal charges for amounts allocated to the One-Year Guaranteed Rate Option, less any amount allocated to the Guaranteed Equity Option, less any Premium Taxes incurred but not yet deducted.

Valuation Period - The relative performance of your Contract is measured by the Accumulation Unit Value. This value is calculated each Valuation Period. A Valuation Period is defined as the period of time between the close of business on one Business Day and the close of business on the following

Business Day.

HIGHLIGHTS

YOU CAN FIND DEFINITIONS OF IMPORTANT TERMS IN THE GLOSSARY (PAGE 3).

DIMENSIONAL VARIABLE ANNUITY

The Contract provides a vehicle for investing on a tax-deferred basis in seven investment company Portfolios offered by the Funds and four General Account Guaranteed Options offered by the Company. You may subsequently withdraw monies from the Contract either as a lump sum or as annuity income as permitted under the Contract. Accumulated Values and Annuity Payments depend on the investment experience of the selected Portfolios and/or the guarantees of the General Account Guaranteed Options. The investment performance of the Portfolios is not guaranteed. Thus, you bear all investment risk for monies invested under the Contract except to the extent of the portion of your Accumulated Value allocated to the General Account. The General Account Guaranteed Options are available for sale in most, but not all, states.

WHO SHOULD INVEST

The Contract is designed for investors seeking long term, tax-deferred accumulation of funds, generally for retirement but also for other long-term investment purposes. The tax-deferred feature of the Contract is most attractive to investors in high federal and state marginal income tax brackets. The Contract is offered as both a Qualified Contract and a Non-Qualified Contract. Both Qualified and Non-Qualified Contracts offer tax-deferral on increases in the Contract’s value prior to withdrawal or distribution; however, Purchase Payments made by Contract Owners of Qualified Contracts may be excludible or deductible from gross income in the year such payments are made, subject to certain statutory restrictions and limitations. (See “Federal Tax Considerations,” page 23).............................Page 23

5

INVESTMENT CHOICES

Your investment in the Contract may be allocated among seven Subaccounts of the Separate Account and/or the General Account Guaranteed Options. The Subaccounts in turn invest exclusively in the following seven Portfolios offered by the Funds: the DFA Small Value Portfolio, the DFA Large Value Portfolio, the DFA International Value Portfolio, the DFA International Small Portfolio, the DFA Short-Term Fixed Portfolio, the DFA Global Bond Portfolio, and the Federated Prime Money Portfolio. The assets of each Portfolio are separate, and each Portfolio has distinct investment objectives and policies as described in the corresponding Fund Prospectus. The General Account Guaranteed Options are available for sale in most, but not all, states.....Page 13

CONTRACT OWNER

The Contract Owner is the person designated as the owner of the Contract in the Contract. The Contract Owner may designate any person as a Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. Prior to the Annuity Date, the Contract Owner has the right to assign ownership, designate beneficiaries, and make permitted withdrawals and Exchanges among the Subaccounts and General Account Guaranteed Options.

ANNUITANT

The Annuitant is a person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid. The Annuitant may not be older than age 75.

ANNUITANT’S BENEFICIARY

The Contract Owner may designate any person to receive benefits under the Contract which are payable upon the death of the Annuitant prior to the Annuity Date.

HOW TO INVEST

To invest in the Contract, please consult your advisor, who will provide the necessary information to us in a customer order form. You will need to select an Annuitant. The Annuitant may not be older than age 75. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts, and $2,000 for Qualified Contracts (or $50 monthly by payroll deduction for Qualified Contracts); subsequent Purchase Payments must be at least $500 for Non-Qualified Contracts or $50 for Qualified Contracts. You may make subsequent Purchase Payments at any time before the Contract’s Annuity Date, as long as the Annuitant specified in the Contract is living................................Page 14

ALLOCATION OF PURCHASE PAYMENTS

If the state of issue of your Contract is GA, ID, LA, MI, MO, NE, NH, NC, OK, OR, SC, UT, VA or WV, then your initial Net Purchase Payment(s) will, when your Contract is issued, be invested in the Federated Prime Money Portfolio until the expiration of the Right to Cancel Period of 10 to 30 days, or more in some instances as specified in your contract when issued (plus a 5 day grace period to allow for mail delivery) and then invested according to your initial allocation instructions (except that any accrued interest will remain in the Federated Prime Money Portfolio if it is selected as an initial allocation option), provided that portions of your initial Net Purchase Payment(s) allocated to the Guaranteed Rate Options will be invested immediately upon our receipt thereof in order to lock in the rates then applicable to such options. (Please note that immediate investment is not applicable with respect to amounts allocated to the Guaranteed Equity Option.)

If the state of issue of your Contract is any other state, your initial Net Purchase Payment(s) will, unless you indicate otherwise, be invested in your Portfolios and Guaranteed Rate Options immediately upon our receipt thereof, IN WHICH CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE PORTFOLIOS DURING THE RIGHT TO CANCEL PERIOD. (Please note that immediate investment is not available with respect to any amounts allocated to THE GUARANTEED EQUITY OPTION, WHICH IS ILLIQUID

6

FOR THE GUARANTEE PERIOD.) You must fill out and send us the appropriate form or comply with other designated Company procedures if you would like to change how subsequent Net Purchase Payments are allocated.............................................Page 15

RIGHT TO CANCEL PERIOD

The Contract provides for a Right to Cancel Period of 10 days (30 or more days in some instances as specified in your Contract) plus a 5 day grace period to allow for mail delivery, during which you may cancel your investment in the Contract. To cancel your investment, please return your Contract to us or to the agent from whom you purchased the Contract. When we receive the Contract, (1) if the state of issue of your Contract is GA, ID, LA, MI, MO, NE, NH, NC, OK, OR, SC, UT, VA or WV, then for any amount of your initial Purchase Payment(s) invested in Federated’s Prime Money Portfolio, we will return the Accumulated Value of the amount of your Purchase Payment(s) so invested, or if greater, the amount of your Purchase Payment(s) so invested, (2) for any amount of your initial Purchase Payment(s) invested in the Portfolios immediately following receipt by us, we will return the Accumulated Value of your Purchase Payment(s) so invested plus any fees and/or Premium Taxes that may have been subtracted from such amount, and (3) for any amount of your initial Purchase Payment(s) invested in the Guaranteed Rate Options immediately following receipt by us, we will refund the Accumulated Value of your Purchase Payment(s) so invested...............................Page 15

EXCHANGES

You may make unlimited Exchanges among Portfolios or into the General Account Guaranteed Options, provided that you maintain a minimum balance of $250 in each Subaccount or $1,000 in each General Account Guaranteed Option (except the Dollar Cost Averaging Fixed Account), respectively, to which you have allocated a portion of your Accumulated Value. However, prior to the Annuity Date, no Exchanges (except through Dollar Cost Averaging) will be allowed from the Dollar Cost Averaging Fixed Account. No fee is currently imposed for such Exchanges; however, we reserve the right to charge a $15 fee for Exchanges in excess of 12 per Contract Year. Exchanges must not reduce the value of any allocation to any Subaccount or General Account Guaranteed Option (except the Dollar Cost Averaging Fixed Account Option) below $250 or $1,000, respectively, or that remaining amount will be transferred to your other Subaccounts or General Account Guaranteed Options on a pro rata basis. The Guaranteed Equity Option is illiquid for the entire guarantee period, and transfers from the Guaranteed Rate Options (where permitted) may be subject to additional limitations and charges. (See also “Charges and Deductions,” page 17, and “The General Account,” at Appendix A)......................Page 16

DEATH BENEFIT

If the Annuitant specified in your Contract dies prior to the Annuity Date, your named Annuitant’s Beneficiary will receive the Death Benefit under the Contract. The Death Benefit is the greater of your Accumulated Value (plus any positive Market Value Adjustment applicable under the Multi-Year Guaranteed Rate Option) or the Adjusted Death Benefit on the date we receive due proof of the Annuitant’s death. During the first six Contract Years, the Adjusted Death Benefit will be the sum of all Net Purchase Payments made, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken. The Annuitant’s Beneficiary may elect to receive these proceeds as a lump sum or as Annuity Payments. If the Annuitant dies on or after the Annuity Date, any unpaid payments certain will be paid, generally to the Annuitant’s Beneficiary, in accordance with the Contract............................Page 21

ANNUITY PAYMENT OPTIONS

In addition to the full and partial withdrawal privileges, you may also choose to create an income stream by requesting an annuity income from us. As the Contract Owner, you may elect one of several Annuity Payment Options. By electing an Annuity Payment Option, you are asking us to systematically liquidate your Contract. We provide you with a variety of payment options. At your discretion, payments may be either fixed or variable or both. Fixed payouts are guaranteed for a designated period or for life (either single or joint). Variable payments will vary depending on the performance of the underlying Portfolio or Portfolios selected........................Page 20

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CONTRACT AND POLICYHOLDER INFORMATION

If you have questions about your Contract, please telephone our Administrative Offices at 1-800-797-9177 between the hours of 8:00 A.M. to 5:00 P.M. Eastern time. Please have the Contract number and the Contract Owner’s name ready when you call. As Contract Owner you will receive periodic statements confirming any financial transactions that take place, as well as quarterly statements and an annual statement.

CHARGES AND DEDUCTIONS UNDER THE CONTRACT

The Contract has no sales charges and has an annual mortality and expense risk charge of .50%. Contract Owners may withdraw up to 100% of the Accumulated Value without incurring a surrender charge. The Contract also includes administrative charges and policy fees which pay for administering the Contract, and management, advisory and other fees, which reflect the costs of the Funds..........................................................Page 17

FULL AND PARTIAL WITHDRAWALS

You may withdraw all or part of the Surrender Value of the Contract before the earlier of the Annuity Date or the Annuitant’s death. Withdrawals made prior to age 59 1/2 may be subject to a 10% penalty tax (and a portion thereof may be subject to ordinary income taxes)...............................Page 19

FEE TABLE

The following table illustrates all expenses (except for Premium Taxes that may be assessed by your state) that you would incur as an owner of a Contract (see page 17). The purpose of this table is to assist you in understanding the various costs and expenses that you would bear directly or indirectly as a purchaser of the Contract. The fee table reflects all expenses for both the Separate Account and the Funds. For a complete discussion of Contract costs and expenses, including charges applicable to General Account Guaranteed Options, see “Charges and Deductions,” page 17.

CONTRACTOWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchases	None
Contingent Deferred Sales Load (surrender charge)	None
Exchange Fees	None
ANNUAL CONTRACT FEE	$30

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of assets in the Separate Account)

Mortality and Expense Risk Charge	50%
Administrative Charge	15%
—
Total Annual Separate Account Expenses	65%*

*	Separate Account Annual Expenses are not charged against the General Account Guaranteed Options.

PORTFOLIO ANNUAL EXPENSES

Except as may be indicated, the figures below are based on actual expenses for fiscal year 1997 (as a percentage of each Portfolio’s average net assets after fee waiver and/or expense reimbursement, if applicable).

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	MANAGEMENT AND ADVISORY EXPENSES	OTHER EXPENSES	TOTAL PORTFOLIO ANNUAL EXPENSES
DFA Small Value Portfolio	0.50%	0.21%	0.71%
DFA Large Value Portfolio	0.25%	0.23%	0.48%
DFA International Value Portfolio	0.40%	0.36%	0.76%
DFA International Small Portfolio	0.50%	0.49%	0.99%
DFA Short-Term Fixed Portfolio	0.25%	0.18%	0.43%
DFA Global Bond Portfolio	0.25%	0.40%	0.65%
Federated Prime Money Portfolio*	0.30%	0.50%	0.80%

*

The fee for Management and Advisory Expenses has been reduced to reflect the adviser’s voluntary waiver of a portion of the management fee. The adviser can terminate this waiver at any time in its sole discretion. The maximum fee for Management and Advisory Expenses is 0.50%. Without this voluntary waiver, Total Portfolio Annual Expenses would have been 1.00%.

The following example illustrates the expenses that you would incur on a $1,000 Purchase Payment over various periods, assuming (1) a 5% annual rate of return and (2) redemption at the end of each period. As noted in the table above, the Contract imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Contract or withdraw the entire value of your Contract at the end of the applicable period as a lump sum or under one of the Contract’s Annuity Payment Options.

	1 Year	3 Years	5 Years	10 Years
DFA Small Value Portfolio	$14.14	$43.93	$75.87	$166.21
DFA Large Value Portfolio	$11.81	$36.77	$63.65	$140.20
DFA International Value Portfolio	$14.64	$45.48	$78.51	$171.78
DFA International Small Portfolio	$16.97	$52.58	$90.57	$197.03
DFA Short-Term Fixed Portfolio	$11.30	$35.21	$60.97	$134.46
DFA Global Bond Portfolio	$13.53	$42.07	$72.70	$159.48
Federated Prime Money Portfolio	$15.05	$46.72	$82.62	$176.21

The Annual Contract Fee is reflected in these examples as a percentage equal to the total amount of fees collected during a calendar year divided by the total average net assets of the Portfolios during the same calendar year. The fee is assumed to remain the same in each year of the above periods. (With respect to partial year periods, if any, in the examples, the Annual Contract Fee is pro-rated to reflect only the applicable portion of the partial year period.) The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender or annuitization of the Contract, on a pro rata basis, from each Subaccount. In some states, the Company will deduct Premium Taxes as incurred by the Company.

This example should not be considered a representation of past or future expenses or performance. Actual expenses may be higher or lower than those shown, subject to the guarantees in the Contract.

CONDENSED FINANCIAL INFORMATION

(FOR THE PERIOD JANUARY 1, 1994 THROUGH DECEMBER 31, 1997)

	DFA SMALL VALUE	DFS LARGE VALUE	DFA INT’L VALUE	DFA INT’L SMALL	DFA SHORT TERM FIXED	DFA GLOBAL BOND	FEDERATED PRIME MONEY
Accumulation unit value as of:
Start Date*	10.000	10.000	10.000	10.000	10.000	10.000	10.000
12/31/94	N/A	N/A	N/A	N/A	N/A	N/A	10.026
12/31/95	9.948	12.034	10.524	10.145	10.104	11.300	10.473
12/31/96	12.063	14.165	11.214	10.106	10.560	12.235	10.900

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12/31/97	15.633	18.187	10.893	7.708	11.089	13.103	11.365
Number of units outstanding as of:
12./31/94	N/A	N/A	N/A	N/A	N/A	N/A	70,223
12/31/95	163,078	358,553	271,242	188,597	101,709	152,950	363,418
12/31/96	711,634	983,458	983,425	617,388	821,351	317,470	512,275
12/31/97	244,509	375,643	429,213	382,800	555,832	200,101	150,211

*

Date of commencement of operations for DFA Small Value was 10/6/95; for DFA Large Value was 1/18/95; for DFA International was 10/3/95; for DFA International Small was 10/6/95; for DFA Short-Term Fixed was 10/9/95; and for DFA Global Bond was 1/18/95. Date of commencement of operations for Federated Prime Money was 12/7/94. The information presented above reflects operations of the “DFA Subaccounts” (as defined in “Performance Measures,” below) as offered through the Advisor’s Edge Variable Annuity beginning on the dates given in the first sentence of this note through 3/30/97. After 3/30/97, the information presented above reflects operations of the “DFA Subaccounts” as offered through Dimensional Variable Annuity.

FINANCIAL STATEMENTS

The audited statutory-basis financial statements of the Company and the financial statements of the Separate Account (as well as the Independent Auditors’ Reports thereon) are contained in the Statement of Additional Information.

PERFORMANCE MEASURES

Performance for the Subaccounts of the Separate Account, including the yield and effective yield of Federated’s Prime Money Portfolio, the yield of the other Subaccounts, and the total return of all Subaccounts may appear in reports and promotional literature to current or prospective Contract Owners.

Certain total return and performance information for operations of the DFA Small Value Portfolio, DFA Large Value Portfolio, DFA International Value Portfolio, DFA International Small Portfolio, the DFA Short-Term Fixed Portfolio and DFA Global Bond Portfolio (collectively, the “DFA Subaccounts”) for periods prior to 3/31/97 reflect operations of these Subaccounts in the Advisor’s Edge Variable Annuity.

Until October 1995, the DFA Large Value Portfolio (formerly DFA Global Value Portfolio) invested its assets in both U.S. and international securities. Depending on the period presented, total return and performance information presented for the DFA Large Value Portfolio may reflect the performance of the Portfolio when it invested in the stocks of both U.S. and international companies. Total return and performance information for the DFA Large Value Portfolio which include the period prior to October 1995 should not be considered indicative of the Portfolio’s future performance. (See also “VA Large Value Portfolio,” page 13.)

Please refer to the discussion below and to the Statement of Additional Information for a more detailed description of the method used to calculate a Portfolio’s yield and total return, and a list of the indexes and other benchmarks used in evaluating a Portfolio’s performance.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

When advertising performance of the Subaccounts, the Company will show the Standardized Average Annual Total Return for a Subaccount which, as prescribed by the rules of the Securities and Exchange Commission (“SEC”), is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The Standardized Average Annual Total Return assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of the Annual Contract Fee and all other Portfolio, Separate Account and Contract level charges except Premium Taxes, if any.

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ADDITIONAL PERFORMANCE MEASURES

NON-STANDARDIZED ACTUAL TOTAL RETURN AND NON-STANDARDIZED ACTUAL AVERAGE ANNUAL TOTAL RETURN

The Company may show actual Total Return (i.e., the percentage change in the value of an Accumulation Unit) for one or more Subaccounts with respect to one or more periods, including Total Return Year-to-Date (“YTD”) with respect to certain periods. The Company may also show actual Average Annual Total Return (i.e., the average annual change in Accumulation Unit Values) with respect to one or more periods. For one year, the actual Total Return and the actual Average Annual Total Return are effective annual rates of return and are equal. For periods greater than one year, the actual Average Annual Total Return is the effective annual compounded rate of return for the periods stated. Because the value of an Accumulation Unit reflects the Separate Account and Portfolio expenses (see “Fee Table”), the actual Total Return and actual Average Annual Total Return also reflect these expenses. These percentages, however, do not reflect the Annual Contract Fee or Premium Taxes (if any) which, if included, would reduce the percentages reported.

NON-STANDARDIZED HYPOTHETICAL TOTAL RETURN AND NON-STANDARDIZED HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN

The Company may show Non-Standardized Hypothetical Total Return and Non-Standardized Hypothetical Average Annual Total Return, calculated on the basis of the historical performance of the Portfolios, and may assume the Contract was in existence prior to its inception date (which it was not). After the Contract’s inception date, the calculations will reflect actual Accumulation Unit Values. These returns are based on specified premium patterns which produce the resulting Accumulated Values. They reflect a deduction for the Separate Account expenses and Portfolio expenses. They do not include the Annual Contract Fee or Premium Taxes (if any) which, if included, would reduce the percentages reported.

The Non-Standardized Annual Total Return for a Subaccount is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one-year period.

The Non-Standardized Average Annual Total Return for a Subaccount is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

YIELD AND EFFECTIVE YIELD

The Company may also show yield and effective yield figures for the Subaccount investing in shares of the Federated Prime Money Portfolio. “Yield” refers to the income generated by an investment in the Federated Prime Money Portfolio over a seven-day period, which is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the Federated Prime Money Portfolio is assumed to be reinvested. Therefore the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. These figures do not reflect the Annual Contract Fee or Premium Taxes (if any) which, if included, would reduce the yields reported.

From time to time a Portfolio of a Fund may advertise its yield and total return investment performance. For each Subaccount other than the Federated Prime Money Market for which the Company advertises yield, the Company shall furnish a yield quotation referring to the Portfolio computed in the following manner: the net investment income per Accumulation Unit earned during a recent one month period is divided by the Accumulation Unit Value on the last day of the period.

Please refer to the Statement of Additional Information for a description of the method used to calculate a Portfolio’s yield and total return, and a list of the indexes and other benchmarks used in evaluating a Portfolio’s performance.

The performance measures discussed above reflect results of the Portfolios and are not intended to indicate or predict future performance. For more detailed information, see the Statement of Additional Information.

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Performance information for the Subaccounts may be contrasted with other comparable variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service which ranks mutual funds and other investment companies by overall performance, investment objectives and assets. Performance may also be tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

THE COMPANY AND THE SEPARATE ACCOUNT PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY

The Company is a stock life insurance company incorporated under the laws of Missouri on August 6, 1920. The Company is principally engaged in offering life insurance, annuity contracts, and accident and health insurance and is admitted to do business in 49 states, the District of Columbia, and Puerto Rico. As of December 31, 1997, the Company had assets of approximately $11 billion. The Company is a wholly owned indirect subsidiary of AEGON USA, Inc., which conducts substantially all of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc. is indirectly owned by AEGON n.v. of the Netherlands. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY SEPARATE ACCOUNT V

The Separate Account was established by the Company as a separate account under the laws of Missouri on February 14, 1992, pursuant to a resolution of the Company’s Board of Directors. The Separate Account is a unit investment trust registered with the SEC under the Investment Company Act of 1940 (the “1940 Act”). Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account. The Separate Account meets the definition of a “separate account” under the federal securities laws.

The assets of the Separate Account are owned by the Company and the obligations under the Contract are obligations of the Company. These assets are held separately from the other assets of the Company and are not chargeable with liabilities incurred in any other business operation of the Company (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the General Account assets or any other separate account maintained by the Company.

The Separate Account has dedicated 7 Subaccounts to the Contract, each of which invests solely in a corresponding Portfolio of the Funds. Additional Subaccounts may be established at the discretion of the Company. The Separate Account also includes other subaccounts which are not available under the Contract.

DFA INVESTMENT DIMENSIONS GROUP INC.

DFA Investment Dimensions Group Inc. is an open-end management investment company organized under Maryland law in 1981, and is registered under the 1940 Act. The Fund issues 28 series of shares, including the DFA Small Value Portfolio, the DFA Large Value Portfolio (formerly, the DFA Global Value Portfolio), the DFA International Value Portfolio, the DFA International Small Portfolio, DFA Short-Term Fixed Portfolio and the DFA Global Bond Portfolio, which are the only portfolios available as part of the Dimensional Variable Annuity. Dimensional Fund Advisors Inc. serves as this Fund’s investment adviser.

THE FEDERATED INSURANCE SERIES (ADVISED BY FEDERATED ADVISERS)

The Federated Insurance Series is an open-end management investment company organized as a Massachusetts business trust and registered under the 1940 Act. The Fund consists of eight investment portfolios one of which is available as part of the Dimensional Variable Annuity: the Federated Prime Money Portfolio. Federated Advisers serves as this Fund’s investment adviser.

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THE PORTFOLIOS (SEE ACCOMPANYING PROSPECTUSES)

For more information concerning the risks associated with each Portfolio’s investments, please refer to the applicable underlying Fund prospectus.

VA SMALL VALUE PORTFOLIO (“DFA SMALL VALUE PORTFOLIO”)

The investment objective of the DFA Small Value Portfolio is to achieve long-term capital appreciation. This Portfolio seeks to achieve its investment objective by investing in common stocks of U.S. companies that are value stocks, primarily because they have a high book value in relation to their market value (a “book to market ratio”), and whose market capitalizations are smaller than that of the company having the median market capitalization of companies whose shares are listed on the New York Stock Exchange. A company’s shares will be considered to have a high book to market ratio if the ratio equals or exceeds the ratios of any of the 30% of companies with the highest positive book to market ratios whose shares are listed on the New York Stock Exchange.

VA LARGE VALUE PORTFOLIO (“DFA LARGE VALUE PORTFOLIO”)

The investment objective of the DFA Large Value Portfolio is to achieve long-term capital appreciation. This Portfolio seeks to achieve its investment objective by investing in common stocks of U.S. companies that are value stocks, primarily because they have a high book to market ratio, and whose market capitalizations equal or exceed that of the company having the median market capitalization of companies whose shares are listed on the New York Stock Exchange. Pursuant to a special meeting of this Portfolio’s shareholders held on September 15, 1995, the DFA Large Value Portfolio’s investment policy was changed to permit the Portfolio to achieve its investment objective by investing substantially all of its assets in the stock of U.S. companies and the sale of the Portfolio’s non-U.S. securities to another series of shares of DFA Investment Dimensions Group Inc.

VA INTERNATIONAL VALUE PORTFOLIO (“DFA INTERNATIONAL VALUE PORTFOLIO”)

The investment objective of the DFA International Portfolio is to achieve long-term capital appreciation. This Portfolio seeks to achieve its investment objective by investing in value stocks of large non-U.S. companies. Securities are considered value stocks primarily because a company’s shares at the time of purchase have a book to market ratio that equals or exceeds the ratios of any of the 30% of companies in that country with the highest positive book to market ratios.

VA INTERNATIONAL SMALL PORTFOLIO (“DFA INTERNATIONAL SMALL PORTFOLIO”)

The investment objective of the DFA International Small Portfolio is to achieve long-term capital appreciation. This Portfolio provides investors with access to securities portfolios consisting of small Japanese, United Kingdom, Continental and Pacific Rim companies. The Portfolio seeks to achieve its investment objective by investing its assets in a broad and diverse group of marketable stocks of (1) Japanese small companies which are traded in the Japanese securities markets; (2) United Kingdom small companies which are traded principally on the International Stock Exchange of the United Kingdom and the Republic of Ireland; (3) small companies organized under the laws of certain European countries; and (4) small companies located in Australia, New Zealand and Asian countries whose shares are traded principally on the securities markets located in those countries.

VA SHORT-TERM FIXED PORTFOLIO (“DFA SHORT-TERM FIXED PORTFOLIO”)

The investment objective of the DFA Short-Term Fixed Portfolio is to achieve a stable real value (i.e., a return in excess of the rate of inflation) of invested capital with a minimum of risk. This Portfolio seeks to achieve its investment objective by investing in U.S. government obligations, U.S. government agency obligations, dollar denominated obligations of foreign issuers issued in the U.S., bank obligations, including U.S. subsidiaries and branches of foreign banks, corporate obligations, commercial paper, repurchase agreements and obligations of supranational organizations. Generally, this Portfolio will acquire obligations which mature within one year from the date of settlement, but substantial investments may be made in obligations maturing within two years from the date of settlement when greater returns are available.

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VA GLOBAL BOND PORTFOLIO (“DFA GLOBAL BOND PORTFOLIO”)

The DFA Global Bond Portfolio seeks to provide a market rate of return for a global fixed income portfolio with low relative volatility of returns. This Portfolio will invest primarily in obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities, obligations of other foreign issuers rated AA or better and supranational organizations, such as the World Bank, the European Investment Bank, European Economic Community, and European Coal and Steel Community and corporate debt obligations.

FEDERATED PRIME MONEY FUND II (“FEDERATED PRIME MONEY PORTFOLIO”)

The investment objective of the Federated Prime Money Portfolio is to provide current income consistent with stability of principal and liquidity. The Portfolio pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less.

OTHER PORTFOLIO INFORMATION

There is no assurance that a Portfolio will achieve its stated investment objective.

Additional information concerning the investment objectives and policies of the Portfolios and the investment advisory services, total expenses and charges can be found in the current prospectuses for the corresponding Funds. THE FUNDS’ PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PURCHASE PAYMENTS TO A PORTFOLIO.

The Portfolios may be made available to registered separate accounts offering variable annuity and variable life products of the Company as well as other insurance companies or to a person or plan, including a pension or retirement plan receiving favorable tax treatment under the Code, that qualifies to purchase shares of the Funds under Section 817(h) of the Code. Although we believe it is unlikely, a material conflict could arise among the interests of the Separate Account and one or more of the other participating separate accounts and other qualified persons or plans. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds if required by law, to resolve the matter.

CONTRACT FEATURES

The rights and benefits under the Contract are described below; however, the description of the Contract contained in this Prospectus is qualified in its entirety by the Contract itself, including any endorsements to it, a copy of which is available from the Company. The Company reserves the right to make any modification to conform the Contract to, or give the Contract Owner the benefit of, any federal or state statute or any rule or regulation of the United States Treasury Department.

CONTRACT PURCHASE AND PURCHASE PAYMENTS

If you wish to purchase a Contract, you should consult your advisor, who will provide the necessary information to the Company in a customer order form and forward the initial Purchase Payment to such address as the Company may from time to time designate. If you wish to make personal delivery by hand or courier to the Company of the initial Purchase Payment (rather than through the mail), you must do so at our Administrative Offices at 400 West Market Street, Louisville, KY 40202. The initial Purchase Payment for a Non-Qualified Contract must be equal to at least the $5,000 minimum investment requirement. The Initial Purchase Payment for a Qualified Contract must be equal to at least $2,000 (or you may establish a payment schedule of $50 a month by payroll deduction).

The Contract will be issued and the initial Purchase Payment less any Premium Taxes will be credited within two Business Days after receipt of the customer order form and the initial Purchase Payment in good order. The Company reserves the right to reject any customer order form or initial Purchase Payment. The Company will then mail the Contract to you along with a Contract acknowledgement form, which you should complete, sign and return in accordance with its instructions. Please note that until the Company receives the acknowledgement form signed by the Owner and any Joint Owner, the Owner and any Joint Owner must obtain a signature guarantee on their written signed request in order to exercise any rights under the Contract.

14

If the initial Purchase Payment cannot be credited because the customer order form is incomplete, we will contact the applicant, explain the reason for the delay and refund the initial Purchase Payment within five Business Days, unless the applicant instructs us to retain the initial Purchase Payment and credit it as soon as the necessary requirements are fulfilled.

You may make additional Purchase Payments at any time before the Annuity Date, as long as the Annuitant is living. Additional Purchase Payments must be for at least $500 for Non-Qualified Contracts, or $50 for Qualified Contracts. Additional Purchase Payments received prior to the close of the New York Stock Exchange (generally 4:00 P.M. Eastern time) are credited to the Accumulated Value at the close of business that same day. Additional Purchase Payments received after the close of the New York Stock Exchange are processed the next Business Day.

Total Purchase Payments may not exceed $1,000,000 without our prior approval.

The Company reserves the right to refuse to issue this Contract in cases involving an exchange for another Contract. In cases where a Contract Owner or former Contract Owner requests the Company to reverse a surrender or withdrawal transaction, whether full or partial, the Company reserves the right to refuse such requests or grant such requests on the condition that the Contract’s Accumulated Value be adjusted to reflect appropriate investment results, administrative costs or loss of interest during the relevant period.

PURCHASING BY WIRE

For wiring instructions please contact our Administrative Offices at 1-800-797-9177.

RIGHT TO CANCEL PERIOD

A Right to Cancel Period exists for a minimum of 10 days after you receive the Contract (30 or more days in some instances as set forth in your Contract) plus a 5 day grace period to allow for mail delivery. The Contract permits you to cancel the Contract during the Right to Cancel Period by returning the Contract to our Administrative Offices, P.O. Box 32700, Louisville, Kentucky 40232 or to the agent from whom you purchased the Contract. Upon cancellation, the Contract is treated as void from the Contract Date and when we receive the Contract, (1) if the state of issue of your Contract is GA, ID, LA, MI, MO, NE, NH, NC, OK, OR, SC, UT, VA or WV, then for any amount of your initial Purchase Payment(s) invested in the Federated Prime Money Portfolio, we will return the Accumulated Value of the amount of your Purchase Payment(s) so invested, or if greater, the amount of your Purchase Payment(s) so invested, (2) for any amount of your initial Purchase Payment(s) invested in the Portfolios immediately following receipt by us, we will return the Accumulated Value of your Purchase Payment(s) so invested plus any fees and/or Premium Taxes that may have been subtracted from such amount, and (3) for any amount of your initial Purchase Payment(s) invested in the Guaranteed Rate Options immediately following receipt by us, we will refund the Accumulated Value of your Purchase Payment(s) so invested.

ALLOCATION OF PURCHASE PAYMENTS

You instruct your advisor how your Net Purchase Payments will be allocated. You may allocate each Net Purchase Payment to one or more of the Portfolios or General Account Guaranteed Options as long as such portions are whole number percentages provided that each allocation to a General Account Guaranteed Option is at least $1,000 and that no Portfolio or General Account Guaranteed Option may contain a balance of less than $250 and $1,000, respectively (except the Dollar Cost Averaging Fixed Account Option). You may choose not to allocate any monies to a particular Portfolio. You may change allocation instructions for future Net Purchase Payments by sending us the appropriate Company form or by complying with other designated Company procedures. The General Account Guaranteed Options are available for sale in most, but not all, states.

If the state of issue of your Contract is GA, ID, LA, MI, MO, NE, NH, NC, OK, OR, SC, UT, VA or WV, then your initial Net Purchase Payment(s) will, when your Contract is issued, be invested in the Federated Prime Money Portfolio

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until the expiration of the Right to Cancel Period of 10 to 30 days (plus a five day grace period to allow for mail delivery) or more in some instances as specified in your Contract after the issuance of your Contract and then invested according to your initial allocation instructions (except that any accrued interest will remain in the Federated Prime Money Portfolio if it is selected as an initial allocation option), provided that portions of your initial Net Purchase Payment(s) allocated to the Guaranteed Rate Options will be invested immediately upon our receipt thereof in order to lock in the rates then applicable to such options. (Please note that immediate investment is not applicable with respect to amounts allocated to the Guaranteed Equity Option.)

If the state of issue of your Contract is any other state, your initial Net Purchase Payment(s) will, unless you indicate otherwise, be invested in your Portfolios and Guaranteed Rate Options immediately upon our receipt thereof, IN WHICH CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE PORTFOLIOS DURING THE RIGHT TO CANCEL PERIOD. (Please note that this immediate investment is not available with respect to any amounts allocated to THE GUARANTEED EQUITY OPTION, WHICH IS ILLIQUID FOR THE GUARANTEE PERIOD.)

EXCHANGES AMONG THE PORTFOLIOS

Should your investment goals change, you may exchange Accumulated Value among the Portfolios of the Funds and, as permitted, the General Account Guaranteed Options. Requests for Exchanges, received by mail or by telephone, prior to the close of the New York Stock Exchange (generally 4:00 P.M. Eastern time), are processed at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Business Day. If you experience difficulty in making a telephone Exchange, your Exchange request may be made by regular or express mail. It will be processed on the date received.

To take advantage of the privilege of initiating transactions by telephone, you must first elect the privilege by completing the appropriate section of the Contract acknowledgement form, which you will receive with your Contract. You may also complete a separate telephone authorization form at a later date. To take advantage of the privilege of authorizing a third party to initiate transactions by telephone, you must first complete a third party authorization form or the appropriate section of the Contract acknowledgement form.

The Company will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Prior to the acceptance of any request, a customer service representative will ask the caller for his or her Contract number and social security number. In addition, telephone communications from a third party authorized to transact in an account will undergo reasonable procedures to confirm that instructions are genuine. The third party caller will be asked for his or her name, company affiliation (if appropriate), the Contract number to which he or she is referring, and the social security number of the Contract Owner. All calls will be recorded, and this information will be verified with the Contract Owner’s records prior to processing a transaction. Furthermore, all transactions performed by a customer service representative will be verified with the Contract Owner through a written confirmation statement. Neither the Company nor the Funds shall be liable for any loss, cost or expense for action on telephone instructions that are believed to be genuine in accordance with these procedures.

For information concerning Exchanges to and from the General Account Guaranteed Options, see “The General Account,” at Appendix A.

DOLLAR COST AVERAGING OPTIONS

DOLLAR COST AVERAGING MONEY MARKET OPTION

If you have at least $5,000 of Accumulated Value in the Federated Prime Money Portfolio, you may choose to have a specified dollar amount transferred from this Portfolio to other Portfolios in the Separate Account or to the General Account Guaranteed Options on a monthly basis. The main objective of Dollar Cost Averaging is to shield your investment from short term price fluctuations. Since the same dollar amount is transferred to other Portfolios each month, more units are purchased in a Portfolio if the value per unit is low and less units are purchased if the value per unit is high. Therefore, a lower average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

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This Dollar Cost Averaging Option may be elected on the customer order form or at a later date. The minimum amount that may be transferred each month into any Portfolio or General Account Guaranteed Option is $250. The maximum amount which may be transferred is equal to the Accumulated Value in the Federated Prime Money Portfolio when elected, divided by 12.

The transfer date will be the same calendar day each month as the Contract Date. The dollar amount will be allocated to the Portfolios in the proportions you specify on the appropriate Company form, or, if none are specified, in accordance with your original investment allocation. If, on any transfer date, the Accumulated Value is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the option will end. You may change the transfer amount once each Contract Year, or cancel this option by sending the appropriate Company form to our Administrative Offices which must be received at least seven days before the next transfer date.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTION

For information about the Dollar Cost Averaging Fixed Account Option, see Appendix A.

ACCUMULATED VALUE

At the commencement of the Contract, the Accumulated Value equals the initial Net Purchase Payment. Thereafter, the Accumulated Value equals the Accumulated Value from the previous Business Day increased by: (i) any additional Net Purchase Payments received by the Company and (ii) any increase in the Accumulated Value due to investment results of the selected Portfolio(s) and the interest credited to the General Account Guaranteed Options during the Valuation Period: and reduced by: (i) any decrease in the Accumulated Value due to investment results of the selected Portfolio(s), (ii) a daily charge to cover the mortality and expense risks assumed by the Company, (iii) any charge to cover the cost of administering the Contract, (iv) any partial withdrawals, (v) any Market Value Adjustment or other deduction due to early Exchanges from the Guaranteed Rate Options and, if exercised by the Company, (vi) any charges for any Exchanges made after the first 12 in any Contract Year.

CHARGES AND DEDUCTIONS

There are no sales charges for the Contracts (although certain charges or restrictions may apply to your Contract’s General Account Guaranteed Options).

MORTALITY AND EXPENSE RISK CHARGE

We impose a charge as compensation for bearing certain mortality and expense risks under the Contracts. The annual charge is assessed daily based on the net asset value of the Separate Account. The annual mortality and expense risk charge is .50% of the net asset value of the Separate Account.

We guarantee that this annual charge will never increase. If this charge is insufficient to cover actual costs and assumed risks, the loss will fall on us. Conversely, if the charge proves more than sufficient, any excess will be added to the Company surplus and will be used for any lawful purpose, including any shortfall on the costs of distributing the Contracts.

The mortality risk borne by us under the Contracts, where one of the life Annuity Payment Options is selected, is to make monthly Annuity Payments (determined in accordance with the annuity tables and other provisions contained in the Contract) regardless of how long all Annuitants may live. We also assume mortality risk as a result of our guarantee of a Death Benefit in the event the Annuitant dies prior to the Annuity Date.

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The expense risk borne by us under the Contracts is the risk that the charges for administrative expenses which are guaranteed for the life of the Contract may be insufficient to cover the actual costs of issuing and administering the Contract.

ADMINISTRATIVE CHARGE AND ANNUAL CONTRACT FEE

An administrative charge equal to .15% annually of the net asset value of the Separate Account is assessed daily along with the Annual Contract Fee of $30. The Annual Contract Fee is deducted proportionately from the Subaccounts. For any Contract with amounts allocated to the Subaccounts, the $30 fee is assessed per Contract, not per Portfolio chosen. The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender, on a pro rata basis, from each Subaccount. These deductions represent reimbursement for the costs expected to be incurred over the life of the Contract for issuing and maintaining each Contract and the Separate Account.

EXCHANGE FEE

Each Contract Year you may make an unlimited number of Exchanges between Portfolios and/or General Account Guaranteed Options, provided that after an Exchange no Portfolio or General Account Guaranteed Option may contain a balance less than $250 or $1,000, respectively (except the Dollar Cost Averaging Fixed Account Option). No fee is currently imposed for such Exchanges, however, we reserve the right to charge a $15 fee for Exchanges in excess of 12 per Contract Year.

TAXES

We will, where such taxes are imposed on the Company by state law, deduct Premium Taxes that currently range up to 3.5%. These taxes will be deducted from the Accumulated Value or Purchase Payments in accordance with applicable law.

As of the date of this Prospectus, the following state assesses a Premium Tax on all initial and additional Purchase Payments on Non-Qualified Contracts:

PERCENTAGE
South Dakota	1.25%

In addition, a number of states currently impose Premium Taxes at the time an Annuity Payment Option (other than a Lump Sum Payment Option) is selected. As of the date of this Prospectus, the following states assess a Premium Tax against the Accumulated Value if the Contract Owner chooses an Annuity Payment Option instead of receiving a lump sum distribution:

	QUALIFIED	NON-QUALIFIED
California	0.50%	2.35%
District of Columbia	2.25%	2.25%
Kentucky	2.00%	2.00%
Maine	0%	2.00%
Nevada	0%	3.50%
West Virginia	1.00%	1.00%
Wyoming	0%	1.00%

Under present laws, the Company will incur state or local taxes (in addition to the Premium Taxes described above) in several states. At present, the Company does not charge the Contract Owner for these taxes. If there is a change in state or local tax laws, charges for such taxes may be made. The Company does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contracts. (See “Federal Tax Considerations,” page 23.) Based upon these expectations, no charge is currently being made to the Separate Account for corporate federal income taxes that may be attributable to the Separate Account.

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The Company will periodically review the question of a charge to the Separate Account for federal income taxes related to the Separate Account. Such a charge may be made in future years for any federal income taxes incurred by the Company. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in the Company’s tax status. In the event that the Company should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Accumulated Value of the Contract would be correspondingly adjusted by any provision or charge for such taxes.

PORTFOLIO EXPENSES

The value of the assets in the Separate Account reflects the fees and expenses paid by the Portfolios. A complete description of these expenses is found in the “Fee Table” section of this Prospectus and in each Fund’s Prospectus and Statement of Additional Information.

EXCEPTIONS TO CHARGES AND TO TRANSACTION OR BALANCE REQUIREMENTS

The administrative charges or fees may be reduced for sales of Contracts to a trustee, employer or similar entity representing a group where the Company determines that such sales result in savings of administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of the Company, its ultimate parent company, and certain of their affiliates are permitted to purchase Contracts with substantial reduction of administrative charges or fees or with a waiver or modification of certain minimum or maximum purchase and transaction amounts or balance requirements. Contracts so purchased are for investment purposes only and may not be resold except to the Company.

In no event will reduction or elimination of fees or charges or waiver or modification of transaction or balance requirements be permitted where such reduction, elimination, waiver or modification will be unfairly discriminatory to any person. Additional information about reductions in charges is contained in the Statement of Additional Information.

MINIMUM BALANCE REQUIREMENT

We will transfer the balance in any Portfolio that falls below $250 (or $1,000 in the case of any General Account Guaranteed Option balance, except the Dollar Cost Averaging Fixed Account Option), due to a partial withdrawal or Exchange, to the remaining Portfolios held under that Contract on a pro rata basis. In the event that the entire value of the Contract falls below $1,000, you may be notified that the Accumulated Value of your account is below the Contract’s minimum requirement. You would then be allowed 60 days to make an additional investment before the account is liquidated. Proceeds would be promptly paid to the Contract Owner. The full proceeds would be taxable as a withdrawal. We will not exercise this right with respect to Qualified Contracts.

DISTRIBUTIONS UNDER THE CONTRACT

FULL AND PARTIAL WITHDRAWALS

At any time before the Annuity Date and while the Annuitant is living, you may make a partial or full withdrawal of the Contract to receive all or part of the Surrender Value by sending a written request to our Administrative Offices. Full or partial withdrawals may only be made before the Annuity Date and all partial withdrawal requests must be for at least $500. The amount available for full or partial withdrawal is the Surrender Value at the end of the Valuation Period during which the written request for withdrawal is received. The Surrender Value is an amount equal to the Accumulated Value, adjusted to reflect any applicable Market Value Adjustment for amounts allocated to the Multi-Year Guaranteed Rate Option, less any early withdrawal charges for amounts allocated to the One-Year Guaranteed Rate Option, less any amount allocated to the Guaranteed Equity Option less any Premium Taxes incurred but not yet deducted. The withdrawal amount may be paid in a lump sum to you, or if elected, all or any part may be paid out under an Annuity Payment Option. (See “Annuity Payment Options,” page 20.)

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You can make a withdrawal by sending the appropriate Company form to our Administrative Offices. You may not make any full or partial withdrawals from the Guaranteed Equity Option before the end of the guarantee period. Your proceeds will normally be processed and mailed to you within two Business Days after the receipt of the request but in no event will it be later than seven calendar days, subject to postponement in certain circumstances. (See “Deferment of Payment,” page 23.)

Partial withdrawals from the Dollar Cost Averaging Fixed Account Option are made on a first-in, first-out basis, so that amounts put into the Dollar Cost Averaging Fixed Account Option first will be withdrawn first. For federal income tax purposes, however, partial withdrawals are generally taken out of earnings first and then purchase payments. (See “Federal Tax Considerations,” page 23.)

Payments under the Contract of any amounts derived from premiums paid by check may be delayed until the check has cleared your bank. If, at the time the Contract Owner requests a full or partial withdrawal, he has not provided the Company with a written election not to have federal income taxes withheld, the Company must by law withhold 10% from the taxable portion of any full or partial withdrawal and remit that amount to the federal government. Moreover, the Code provides that a 10% penalty tax may be imposed on certain early withdrawals. (See “Federal Tax Considerations,” page 23.)

Since the Contract Owner assumes the investment risk with respect to amounts allocated to the Separate Account, the total amount paid upon withdrawal of the Contract (taking into account any prior withdrawals) may be more or less than the total Net Purchase Payments made.

LUMP SUM PAYMENT OPTION

You may surrender the Contract at any time while the Annuitant is living and before the Annuity Date. The Surrender Value is equal to the Accumulated Value, adjusted for any Market Value Adjustment or other deductions applicable to amounts allocated to a General Account Guaranteed Option, less any amount allocated to the Guaranteed Equity Option, less any Premium Taxes incurred but not yet deducted.

SYSTEMATIC WITHDRAWAL OPTION

You may choose to have a specified dollar amount provided to you on a regular basis from the portion of your Contract’s Accumulated Value that is allocated to the Portfolios. By electing the Systematic Withdrawal Option, withdrawals may be made on a monthly, quarterly, semi-annual or annual basis. The minimum amount for each withdrawal is $100.

This option may be elected by completing the Systematic Withdrawal Request Form. This form must be received by us at least 30 days prior to the date systematic withdrawals will begin. Each withdrawal will be processed on the day and at the frequency indicated on the Systematic Withdrawal Request Form. The start date for the systematic withdrawals must be between the first and twenty-eighth day of the month. You may discontinue the Systematic Withdrawal Option at any time by notifying us in writing at least 30 days prior to your next scheduled withdrawal date.

Like any other partial withdrawal, each systematic withdrawal is subject to taxes on earnings. If the owner has not provided the Company with a written election not to have federal income taxes withheld, the Company must by law withhold 10% from the taxable portion of the systematic withdrawal and remit that amount to the federal government. Moreover, the Code provides that a 10% penalty tax may be imposed on certain early withdrawals. (See “Federal Tax Considerations,” page 23.) You may wish to consult a tax advisor regarding any tax consequences that might result prior to electing the Systematic Withdrawal Option.

We reserve the right to discontinue offering the Systematic Withdrawal Option upon 30 days’ written notice. We also reserve the right to charge a fee for such service.

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ANNUITY DATE

You may specify an Annuity Date, which can be no later than the first day of the month after the Annuitant’s 85th birthday, without the Company’s prior approval. The Annuity Date is the date that Annuity Payments are scheduled to commence under the Contract unless the Contract has been surrendered or an amount has been paid as proceeds to the designated Annuitant’s Beneficiary prior to that date.

You may advance or defer the Annuity Date. However, the Annuity Date may not be advanced to a date prior to 30 days after the date of receipt of a written request or, without the Company’s prior approval, deferred to a date beyond the first day of the month after the Annuitant’s 85th birthday. The Annuity Date may only be changed by written request during the Annuitant’s lifetime and must be made at least 30 days before the then-scheduled Annuity Date. The Annuity Date and the Annuity Payment options available for Qualified Contracts may also be controlled by endorsements, the plan or applicable law.

ANNUITY PAYMENT OPTIONS

All Annuity Payment Options (except for the Designated Period Annuity Option) are offered as “Variable Annuity Options.” This means that Annuity Payments, after the initial payment, will reflect the investment experience of the Portfolio or Portfolios you have chosen. All Annuity Payment Options are also offered as “Fixed Annuity Options.” This means that the amount of each payment will be set on the Annuity Date and will not change. The following Annuity Payment Options are available under the Contract:

Life Annuity—Monthly Annuity Payments are paid for the life of an Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant’s death.

Joint and Last Survivor Annuity—Monthly Annuity Payments are paid for the life of two Annuitants and thereafter for the life of the survivor, ceasing with the last Annuity Payment due prior to the survivor’s death.

Life Annuity with Period Certain—Monthly Annuity Payments are paid for the life of an Annuitant, with a Period Certain of not less than 120, 180, or 240 months, as elected.

Installment or Unit Refund Life Annuity—Available as either a Fixed (Installment Refund) or Variable (Unit Refund) Annuity Option. Monthly Annuity Payments are paid for the life of an Annuitant, with a Period Certain determined by dividing the Accumulated Value by the first Annuity Payment.

Designated Period Annuity—Only available as a Fixed Annuity Option. Monthly Annuity Payments are paid for a Period Certain as elected, which may be from 10 to 30 years.

Before the Annuity Date and while the Annuitant is living, you may change the Annuity Payment Option by written request. The request for change must be made at least 30 days prior to the Annuity Date and is subject to the approval of the Company. If an Annuity Payment Option is chosen that depends on the continuation of the life of the Annuitant, proof of birth date may be required before Annuity Payments begin. For Annuity Payment Options involving life income, the actual age of the Annuitant will affect the amount of each payment. Since payments to older Annuitants are expected to be fewer in number, the amount of each Annuity Payment will generally be greater.

All or part of the Accumulated Value may be placed under one or more Annuity Payment Options. If Annuity Payments are to be paid under more than one option, the Company must be told what part of the Accumulated Value is to be paid under each option.

If at the time of any Annuity Payment you have not provided the Company with a written election not to have federal income taxes withheld, the Company must by law withhold such taxes from the taxable portions of such Annuity Payment and remit that amount to the federal government.

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In the event that an Annuity Payment Option is not selected, the Company will make monthly Annuity Payments that will go on for as long as the Annuitant lives (120 payments guaranteed) in accordance with the Life Annuity with Period Certain Option and the annuity benefit sections of the Contract. That portion of the Accumulated Value that has been held in a Portfolio prior to the Annuity Date will be applied under a Variable Annuity Option based on the performance of that Portfolio. Subject to approval by the Company, you may select any other Annuity Payment Option then being offered by the Company. All Fixed Annuity Payments and the initial Variable Annuity Payment are guaranteed to be not less than as provided by the Annuity Tables and the Annuity Payment Option elected by the Contract Owner. The minimum payment, however, is $100. If the Accumulated Value is less than $5,000, or less than $2,000 for Texas Contract Owners, the Company has the right to pay that amount in a lump sum. From time to time, the Company may require proof that the Annuitant or Contract Owner is living. Annuity Payment Options are not available to: (1) an assignee; or (2) any other than a natural person, except with the consent of the Company.

We may, at the time of election of an Annuity Payment Option, offer more favorable rates in lieu of the guaranteed rates specified in the Annuity Tables found in the Contract.

The value of Variable Annuity Payments will reflect the investment experience of the chosen Portfolio. Only one Variable Annuity Option may be chosen from among those made available by the Company for each Portfolio. The Annuity Tables, which are contained in the Contract and are used to calculate the value of the initial Variable Annuity Payment, are based on an assumed interest rate of 4%. If the actual net investment experience exactly equals the assumed interest rate, then the Variable Annuity Payments will remain the same (equal to the first Annuity Payment). However, if actual investment experience exceeds the assumed interest rate, the Variable Annuity Payments will increase; conversely, they will decrease if the actual experience is lower. The method of computation of Variable Annuity Payments is described in more detail in the Statement of Additional Information.

The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

After the Annuity Date, you may change the Portfolio funding the Variable Annuity Payments on the appropriate Company form or by calling our Administrative Offices at 1-800-797-9177.

If you choose an Annuity Payment Option and the postal or other delivery service is unable to deliver checks to the Payee’s address of record, no interest will accrue on amounts represented by uncashed Annuity Payment checks. It is the Payee’s responsibility to keep the Company informed of the Payee’s current address of record.

DEATH BENEFIT

Generally, federal tax law requires that if any Contract Owner is a natural person and dies before the Annuity Date, then the entire value of the Contract must be distributed within five years of the date of death of the Contract Owner. If the Contract Owner is not a natural person, the death of the Primary Annuitant triggers the same distribution requirement. Special rules may apply to a surviving spouse.

DEATH OF ANNUITANT BEFORE ANNUITY DATE

If the Annuitant dies prior to the Annuity Date, an amount will be paid as proceeds to the Annuitant’s Beneficiary. The Death Benefit is calculated and is payable upon receipt of due Proof of Death of the Annuitant as well as proof that the Annuitant died prior to the Annuity Date. Upon receipt of this proof, the Death Benefit will be paid within seven days, or as soon thereafter as the Company has sufficient information about the Annuitant’s Beneficiary to make the payment. The Annuitant’s Beneficiary may receive the amount payable in a lump sum cash benefit or under one of the Annuity Payment Options.

The Death Benefit is the greater of:

(1)	The Accumulated Value on the date we receive due Proof of Death; or

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(2)	The Adjusted Death Benefit.

During the first six Contract Years, the Adjusted Death Benefit will be the sum of all Net Purchase Payments made, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken.

DEATH OF ANNUITANT ON OR AFTER ANNUITY DATE

The Death Benefit, if any, payable if the Annuitant dies on or after the Annuity Date depends on the Annuity Payment Option selected. Upon the Annuitant’s death, the remaining portion of the value of the Contract will be distributed to the Annuitant’s Beneficiary at least as rapidly as under the method of distribution being used on the date of the Annuitant’s death.

DESIGNATION OF AN ANNUITANT’S BENEFICIARY

The Contract Owner may select one or more Annuitant’s Beneficiaries and name them in the customer order form. Thereafter, while the Annuitant is living, the Contract Owner may change the Annuitant’s Beneficiary by sending us the appropriate Company form. Such change will take effect on the date such form is signed by the Contract Owner but will not affect any payment made or other action taken before the Company acknowledges such form. You may also make the designation of Annuitant’s Beneficiary irrevocable by sending us the appropriate Company form and obtaining approval from the Company. Changes in the Annuitant’s Beneficiary may then be made only with the consent of the designated irrevocable Annuitant’s Beneficiary.

If the Annuitant dies prior to the Annuity Date, the following will apply unless the Contract Owner has made other provisions.

(a)	If there is more than one Annuitant’s Beneficiary, each will share in the Death Benefits equally;

(b)	If one or two or more Annuitant’s Beneficiaries have already died, that share of the Death Benefit will be paid equally to the survivor(s);

(c)	If no Annuitant’s Beneficiary is living, the proceeds will be paid to the Contract Owner;

(d)

If an Annuitant’s Beneficiary dies at the same time as the Annuitant, the proceeds will be paid as though the Annuitant’s Beneficiary had died first. If an Annuitant’s Beneficiary dies within 15 days after the Annuitant’s death and before the Company receives due proof of the Annuitant’s death, proceeds will be paid as though the Annuitant’s Beneficiary had died first.

If an Annuitant’s Beneficiary who is receiving Annuity Payments dies, any remaining payments certain will be paid to that Annuitant’s Beneficiary’s named beneficiary(ies) when due. If no Annuitant’s Beneficiary survives the Annuitant, the right to any amount payable will pass to the Contract Owner. If the Contract Owner is the Annuitant, this right will pass to his or her estate. If a Life Annuity with Period Certain option was elected, and if the Annuitant dies on or after the Annuity Date, any unpaid payments certain will be paid to the Annuitant’s Beneficiary or your designated Payee.

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DEATH OF CONTRACT OWNER

DEATH OF CONTRACT OWNER BEFORE ANNUITY DATE. With two exceptions, federal tax law requires that when either the Contract Owner or the Joint Owner (if any) dies before the Annuity Date, the entire value of the Contract must be distributed within five years of the date of death. First exception: If the entire interest is to be distributed to the Owner’s Designated Beneficiary, he or she may elect to have it paid as an annuity over his or her life or over a period certain not to exceed his or her life expectancy as long as the payments begin within one year of the date of death. Second exception: If the Owner’s Designated Beneficiary is the spouse of the Contract Owner (or Joint Owner), the spouse may elect to continue the Contract in his or her name as Contract Owner indefinitely and to continue deferring tax on the accrued and future income under the Contract. (“Owner’s Designated Beneficiary” means the natural person named by the Owner as a beneficiary and who becomes Owner of the Contract upon the Contract Owner’s death.) If the Contract Owner and the Annuitant are the same person, then upon that person’s death the Annuitant’s Beneficiary is entitled to the Death Benefit. In this regard, see “Death of Annuitant Before Annuity Date,” page 22.

DEATH OF CONTRACT OWNER ON OR AFTER ANNUITY DATE. Federal tax law requires that when either the Contract Owner or the Joint Owner (if any) dies on or after the Annuity Date, the remaining portions of the value of the Contract must be distributed at least as rapidly as under the method of distribution being used on the date of death.

NON-NATURAL PERSON AS CONTRACT OWNER. Where the Contract Owner is not a natural person, the death of the “primary Annuitant” is treated as the death of the Contract Owner for purposes of federal tax law. (The Code defines a primary Annuitant as the individual who is of primary importance in affecting the timing or the amount of payout under a Contract.) In addition, where the Contract Owner is not a natural person, a change in the identity of the primary Annuitant is also treated as the death of the Contract Owner for purposes of federal tax law.

DEFERMENT OF PAYMENT

Payment of any cash withdrawal or lump sum Death Benefit due from the Separate Account will occur within seven days from the date the election becomes effective except that the Company may be permitted to defer such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the New York Stock Exchange is otherwise restricted; or (2) an emergency exists as defined by the SEC, or the SEC requires that trading be restricted; or (3) the SEC permits a delay for the protection of Contract Owners.

As to amounts allocated to the General Account, we may, at any time, defer payment of the Surrender Value for up to six months after we receive a request for it. We will allow interest of at least 4% annually on any Surrender Value payment derived from the General Account that we defer 30 days or more.

FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The ultimate effect of federal income taxes on the amounts paid for the Contract, on the investment return on assets held under a Contract, on Annuity Payments, and on the economic benefits to the Contract Owner, Annuitant or Annuitant’s Beneficiary, depends on the terms of the Contract, the Company’s tax status and upon the tax status of the individuals concerned. The following discussion is general in nature and is not intended as tax advice. You should consult a tax adviser regarding the tax consequences of purchasing a Contract. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion is based upon the Company’s understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws, the Treasury regulations or the current interpretations by the Internal Revenue Service. We reserve the right to make uniform changes in the Contract to the extent necessary to continue to qualify the Contract as an annuity. For a discussion of federal income taxes as they relate to the Funds, please see the accompanying Prospectuses for the Funds.

TAXATION OF ANNUITIES IN GENERAL

GENERAL RULE OF TAX DEFERRAL

Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value under a Contract until some form of withdrawal or distribution is made under it. However, under certain circumstances, the increase in value may be subject to current federal income tax. (See “Annuity Contracts Owned by Non-Natural Persons,” page 25, and “Diversification Standards,” page 26.)

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TAXATION OF FULL OR PARTIAL WITHDRAWALS

Section 72 provides that the proceeds of a full or partial withdrawal from a Contract prior to the Annuity Date will be treated as taxable income to the extent the amounts held under the Contract exceed the “investment in the Contract,” as that term is defined in the Code. The “investment in the Contract” can generally be described as the cost of the Contract, and generally constitutes all Purchase Payments paid for the Contract less any amounts received under the Contract that are excluded from the individual’s gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

Upon receipt of a full or partial withdrawal or an Annuity Payment under the Contract, you will be taxed if the value of the Contract exceeds the investment in the Contract. Generally, the taxable portion of such payments will be taxed at ordinary income tax rates. Partial withdrawals are generally taken out of earnings first and then investment in the Contract.

TAXATION OF ANNUITY PAYMENTS

For Fixed Annuity Payments, in general, the taxable portion of each payment is determined by using a formula known as the “exclusion ratio,” which establishes the ratio that the investment in the Contract bears to the total expected amount of Annuity Payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed at ordinary income tax rates. For Variable Annuity Payments, in general, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed at ordinary income tax rates. Once the excludible portion of Annuity Payments to date equals the investment in the Contract, the balance of the Annuity Payments will be fully taxable.

Generally, the entire amount distributed from a Qualified Contract is taxable to the Contract Owner. In the case of Qualified Contracts with after tax contributions, the Contract Owner is entitled to exclude the portion of each withdrawal or annuity payment constituting a return of after tax contributions. Once all of your after tax contributions have been returned to you on a non-taxable basis, subsequent withdrawals or annuity payments are fully taxable as ordinary income. Since the Company has no knowledge of the amount of after tax contributions you have made, you will need to make this computation in the preparation of your federal income tax return.

TAX WITHHOLDING

Withholding of federal income taxes on all distributions is required unless the recipient elects not to have any amounts withheld and properly notifies the Company of that election. In certain situations, taxes will be withheld on distributions to non-resident aliens at a 30% flat rate unless an exemption from withholding applies under the applicable tax treaty.

PENALTY TAXES

With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10% of the taxable portion of amounts withdrawn or distributed. However, the penalty tax will not apply to withdrawals (i) made on or after the death of the Contract Owner or, where the Contract Owner is not an individual, the death of the Annuitant, who is defined as the individual the events in whose life are of primary importance in affecting the timing and payment under the Contracts; (ii) attributable to the taxpayer’s becoming disabled within the meaning of Code Section 72(m)(7); (iii) that are part of a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer, or joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from a qualified plan (note, however, other penalties may apply); (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract as defined in Section 72(u)(4); (vii) allocable to

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the investment in the Contract prior to August 14, 1982; or (viii) that are purchased by an employer on termination of certain types of qualified plans and that are held by the employer until the employee separates from service. Other tax penalties may apply to certain distributions as well as to certain contributions and other transactions under Qualified Contracts.

If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the year in which the modification occurs will be increased by an amount (as determined under Treasury Regulations) equal to the penalty tax that would have been imposed but for item (iii) above, plus interest for the deferral period. The foregoing rule applies if the modification takes place (a) before the close of the period that is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2. The tax penalty may also not apply to distributions from Qualified Contracts issued under Section 408(b) or 408A of the Code used to pay qualified higher education expenses or the acquisition costs (up to $10,000) involved in the purchase of a principal residence by a first-time homebuyer.

ANNUITY CONTRACTS OWNED BY NON-NATURAL PERSONS

Where the Contract is held by a non-natural person (for example, a corporation), the Contract is generally not treated as an annuity contract for federal income tax purposes, and the income on that Contract (generally the increase in the net Accumulated Value less the payments) is includible in taxable income each year. The rule does not apply where the non-natural person is only a nominal owner such as a trust or other entity acting as an agent for a natural person. If an employer is the nominal owner of a Qualified Contract, and the beneficial owners are employees, then the Qualified Contract is not treated as being held by a non-natural person. The rule also does not apply where the Contract is acquired by the estate of a decedent, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased by an employer on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity, as defined under Section 72(u)(4) of the Code.

MULTIPLE-CONTRACTS RULE

All non-qualified annuity contracts issued by the same company (or affiliate) to the same Contract Owner during any calendar year are to be aggregated and treated as one contract for purposes of determining the amount includible in the taxpayer’s gross income. Thus, any amount received under any Contract prior to the Contract’s Annuity Date, such as a partial withdrawal, will be taxable (and possibly subject to the 10% federal penalty tax) to the extent of the combined income in all such contracts. The Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more Contracts purchased by the same Contract Owner. The aggregation rules do not apply to immediate annuities as defined under Section 72(u)(4) of the Code. Accordingly, a Contract Owner should consult a tax advisor before purchasing more than one Contract or other annuity contracts.

TRANSFERS OF ANNUITY CONTRACTS

Any transfer of a Non-Qualified Contract prior to the Annuity Date for less than full and adequate consideration will generally trigger income tax (and possibly the 10% federal penalty tax) on the gain in the Contract to the Contract Owner at the time of such transfer. The investment in the Contract of the transferee will be increased by any amount included in the Contract Owner’s income. This provision, however, does not apply to those transfers between spouses or former spouses incident to a divorce which are governed by Code Section 1041(a).

ASSIGNMENTS OF ANNUITY CONTRACTS

A transfer of ownership of a Contract, a collateral assignment or the designation of an Annuitant or other beneficiary who is not also the Contract Owner may result in tax consequences to the Contract Owner, Annuitant or beneficiary that are not discussed herein. A Contract Owner contemplating such a transfer or assignment of a Contract should contact a tax advisor with respect to the potential tax effects of such a transaction.

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THE COMPANY’S TAX STATUS

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a “regulated investment company” under Subchapter M of the Code.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the Accumulated Value. Under existing federal income tax law, the Separate Account’s investment income, including realized net capital gains, is not taxed to the Company. The Company reserves the right to make a deduction for taxes should they be imposed with respect to such items in the future.

DIVERSIFICATION STANDARDS

To comply with certain diversification regulations (the “Regulations”) under Code Section 817(h), after a start up period, each Subaccount of the Separate Account will be required to diversify its investments. The Regulations generally require that on the last day of each quarter of a calendar year, no more than 55% of the value of each Subaccount is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A “look-through” rule applies that suggests that each Subaccount of the Separate Account will be tested for compliance with the percentage limitations by looking through to the assets of the Portfolios in which each such Subaccount invests. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality will be treated as a separate issuer for purposes of those limitations.

In connection with the issuance of temporary diversification regulations in 1986, the Treasury Department announced that such regulations did not provide guidance concerning the extent to which Contract Owners may direct their investments to particular divisions of a separate account. It is possible that regulations or revenue rulings may be issued in this area at some time in the future. It is not clear, at this time, what these regulations or rulings would provide. It is possible that when the regulations or ruling are issued, the Contracts may need to be modified in order to remain in compliance. For these reasons, the Company reserves the right to modify the Contracts, as necessary, to prevent the Contract Owner from being considered the owner of assets of the Separate Account.

We intend to comply with the Regulations to assure that the Contracts continue to be treated as annuity contracts for federal income tax purposes.

403(B) CONTRACTS

Contracts will be offered in connection with retirement plans adopted by public school systems and certain tax-exempt organizations (Code Section 501(c)(3) organizations) for their employees under Section 403(b) of the Code except, as discussed below and subject to any conditions in an employer’s plan, a Contract used in connection with a Section 403(b) Plan offers the same benefits and is subject to the same charges described in this Prospectus.

The Code imposes a maximum limit on annual Purchase Payments which may be excluded from your gross income. Such limit must be calculated in accordance with Sections 403(b), 415 and 402(g) of the Code. In addition, Purchase Payments will be excluded from your gross income only if the 403(b) Plan meets certain Code non-discrimination requirements.

The Code imposes restrictions on full or partial surrenders from 403(b) individual accounts attributable to Purchase Payments under a salary reduction agreement and to any earnings on the entire 403(b) individual account credited on and after January 1, 1989. Surrenders of these amounts are allowed only if the Contract Owner (a) has died, (b) has become disabled, as defined in the Code, (c) has attained age 59 1/2, or (d) has separated from service. Surrenders are also allowed if the Contract Owner can show “hardship,” as defined by the Internal Revenue Service, but the surrender is limited to the lesser of Purchase Payments made on or after January 1, 1989 or the amount necessary to relieve the hardship. Even if a surrender is permitted under these provisions, a 10% federal tax penalty may be assessed on the withdrawn amount if it does not otherwise meet the exceptions to the penalty tax provisions. (See “Taxation of Annuities in General,” page 23.)

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Under the Code, you may request a full or partial surrender of an amount equal to the individual account cash value as of December 31, 1988 (the “grandfathered” amount), subject to the terms of the 403(b) Plan. Although the Code surrender restrictions do not apply to this amount, a 10% federal penalty tax may be assessed on the withdrawn amount if it does not otherwise meet the exceptions to the penalty tax provisions. (See “Taxation of Annuities in General,” page 23.)

The Company believes that the Code surrender restrictions do not apply to tax-free transfers pursuant to Revenue Ruling 90-24. The Company further believes that the surrender restrictions will not apply to any “grandfathered” amount transferred pursuant to Revenue Ruling 90-24 into another 403(b) Contract.

LOANS UNDER 403(B) CONTRACTS

Under your 403(b) Contract, you may borrow against your Contract’s Surrender Value after the first Contract Year. No additional loans will be extended until prior loan balances are paid in full. The loan amount must be at least $1,000 and your Contract must have a minimum vested Accumulated Value of $2,000. The loan amount may not exceed the lesser of (a) or (b), where (a) is 50% of the Contract’s vested Accumulated Value on the date on which the loan is made, and (b) is $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one-year period ending on the day before the current loan is made over the outstanding balance of loans on the date the current loan is made. If you are married, your spouse must consent in writing to a loan request. This consent must be given within the 90-day period before the loan is to be made.

On the first Business Day of each calendar month, the Company will determine a loan interest rate. The loan interest rate for the calendar month in which the loan is effective will apply for one year from the loan effective date. Annually on the anniversary of the loan effective date, the rate will be adjusted to equal the loan interest rate determined for the month in which the loan anniversary occurs.

Principal and interest on loans must be repaid in substantially level payments, not less frequently than quarterly, over a five year term except for certain loans for the purchase of a principal residence. If the loan interest rate is adjusted, future payments will be adjusted so that the outstanding loan balance is amortized in equal quarterly installments over the remaining term. A $40 processing fee is charged for each loan. The remainder of each repayment will be credited to the individual account.

If a loan payment is not made when due, interest will continue to accrue. The defaulted payment plus accrued interest will be deducted from any future distributions under the Contract and paid to us. Any loan payment which is not made when due, plus interest, will be treated as a distribution, as permitted by law. The loan payment may be taxable to the borrower, and may be subject to the early withdrawal tax penalty. When a loan is made, unless instructed to the contrary by the Annuitant, the number of Accumulation Units equal to the loan amount will be withdrawn from the individual account and placed in the Collateral Fixed Account. Accumulation Units taken from the individual account to provide a loan do not participate in the investment experience of the related Portfolios or the guarantees of the General Account Guaranteed Options. The loan amount will be withdrawn on a pro rata basis first from the Portfolios to which Accumulated Value has been allocated, and if that amount is insufficient, collateral will then be transferred from the General Account Guaranteed Options—except the Guaranteed Equity Option. As with any withdrawal, Market Value Adjustments or other deductions applicable to amounts allocated to General Account Guaranteed Options may be applied and no amounts may be withdrawn from the Guaranteed Equity Option. Until the loan is repaid in full, that portion of the Collateral Fixed Account shall be credited with interest at a rate of 2% less than the loan interest rate applicable to the loan—however, the interest rate credited will never be less than the General Account Guaranteed Option’s guaranteed rate of 3%.

A bill in the amount of the quarterly principal and interest will be mailed directly to you in advance of the payment due date. The initial quarterly repayment will be due three months from the loan date. The loan date will be the date that the Company receives the loan request form in good order. Payment is due within 30 calendar days after the due date. Subsequent quarterly installments are based on the first due date.

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When repayment of principal is made, Accumulation Units will be reallocated on a current value basis among the same investment Portfolios and/or General Account Guaranteed Options and in the same proportion as when the loan was initially made, unless the Annuitant specifies otherwise. If a repayment in excess of a billed amount is received, the excess will be applied towards the principal portion of the outstanding loan. Payments received which are less than the billed amount will not be accepted and will be returned to you.

If a partial surrender is taken from your individual account due to nonpayment of a billed quarterly installment, the date of the surrender will be the first Business Day following the 30 calendar day period in which the repayment was due.

Prepayment of the entire loan is allowed. At the time of prepayment, the Company will bill you for any accrued interest. The Company will consider the loan paid when the loan balance and accrued interest are paid.

If the individual account is surrendered or if the Annuitant dies with an outstanding loan balance, the outstanding loan balance and accrued interest will be deducted from the Surrender Value or the Death Benefit, respectively. If the individual account is surrendered, with an outstanding loan balance, due to the Contract Owner’s death or the election of an Annuity Payment Option, the outstanding loan balance and accrued interest will be deducted.

The Company may require that any outstanding loan be paid if the individual account value falls below an amount equal to 25% of total loans outstanding.

The Code requires the aggregation of all loans made to an individual employee under a single employer-sponsored 403(b) Plan. However, since the Company has no information concerning the outstanding loans that you may have with other companies, if will only use the information available under Contracts issued by the Company.

GENERAL INFORMATION

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

The Company retains the right, subject to any applicable law, to make certain changes. The Company reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio of the Funds, or of another registered, open-end management investment company, if the shares of the Portfolios are no longer available for investment, or, if in the Company’s judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to a Contract Owner’s interest in a Portfolio will not be made until SEC approval has been obtained and the Contract Owner has been notified of the change.

New Portfolios may be established at the discretion of the Company. Any new Portfolios will be made available to existing Contract Owners on a basis to be determined by the Company. The Company may also eliminate one or more Portfolios if marketing, tax, investment or other conditions so warrant.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the Contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be deregistered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

VOTING RIGHTS

The Funds do not hold regular meetings of shareholders. The Directors/Trustees of each Fund may call special meetings of shareholders as may be required by the 1940 Act or other applicable law. To the extent required by law, the Portfolio shares held in the Separate Account will be voted by the Company at shareholder meetings of each Fund in accordance with instructions received from persons having voting interests in the corresponding Portfolio. Fund shares as to which no timely instructions are received or shares held by the Company as to which Contract Owners have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

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The number of votes that are available to a Contract Owner will be calculated separately for each Portfolio. That number will be determined by applying his or her percentage interest, if any, in a particular Portfolio to the total number of votes attributable to the Portfolio.

Prior to the Annuity Date, a Contract Owner holds a voting interest in each Portfolio to which the Accumulated Value is allocated. The number of votes which are available to a Contract Owner will be determined by dividing the Accumulated Value attributable to a Portfolio by the net asset value per share of the applicable Portfolio. After the Annuity Date, the person receiving Annuity Payments has the voting interest. The number of votes after the Annuity

Date will be determined by dividing the reserve for such Contract allocated to the Portfolio by the net asset value per share of the corresponding Portfolio. After the Annuity Date, the votes attributable to a Contract decrease as the reserves allocated to the Portfolio decrease. In determining the number of votes, fractional shares will be recognized.

The number of votes of the Portfolio that are available will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the corresponding Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by such Fund.

YEAR 2000 MATTERS

In March 1997, the Company adopted and currently has in place a Year 2000 Assessment and Planning Project (the “Plan”) to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compatible. The Plan provides for a management process that ensures that when a particular system, or software application, is determined to be “non-compliant” the proper steps are in place to either remedy the “non-compliance” or cease using the particular system or software. The Plan also provides that the Chief Information Officer report to the Board of Directors as to the status of the efforts under the Plan on a regular and routine basis. The Company has engaged the services of a third-party provider that is specialized in Year 2000 issues to work on the project.

The Plan has four specific objectives: (1) to develop an inventory of all applications; (2) to evaluate all applications in the inventory to determine the most prudent manner to move them to Year 2000 compliance, if required; (3) to estimate budgets, resources and schedules for the migration of the “affected” applications to Year 2000 compliance; and (4) to define testing and deployment requirements to successfully manage validation and re-deployment of any changed code. It is anticipated that all compliance issues will be resolved by December 1998.

As of the date of this Prospectus, the Company has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

The Year 2000 computer problem, and its resolution, is complex and multifaceted, and the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that the systems or equipment addresses Year 2000 data prior to the Year 2000). Even with appropriate and diligent pursuit of a well conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, notwithstanding its efforts or results, the Company’s ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failures to act) of third parties beyond its knowledge or control.

AUDITORS

Ernst & Young LLP serves as independent auditors for the Separate Account and the Company and will audit their financial statements annually.

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LEGAL MATTERS

Jorden Burt Boros Cicchetti Berenson & Johnson LLP of Washington, D.C. has provided legal advice relating to the federal securities laws applicable to the issue and sale of the Contracts. All matters of Missouri law pertaining to the validity of the Contract and the Company’s right to issue such Contracts have been passed upon by Gregory E. Miller-Breetz, Esquire, on behalf of the Company.

TABLE OF CONTENTS FOR THE ADVISOR’S EDGE VARIABLE ANNUITY

AND FOR THE

DIMENSIONAL VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

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APPENDIX A

THE GENERAL ACCOUNT

Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (“1933 Act”), nor under the 1940 Act. Thus, neither our General Account, nor any interest therein are generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the Company has been advised that the staff of the SEC has not reviewed the disclosure in this Appendix relating to the General Account. These disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Note: The General Account Guaranteed Options, or certain of them, are currently available for sale in most, but not all, states. Please check with your sales representative for details of the availability of these features before purchasing.

Note: The following descriptions of the General Account Guaranteed Options apply to Contracts issued on or after March 31, 1997. Contract Holders with Contracts issued before that date should refer to the discussion of the General Account Guaranteed Options in the prospectus which preceded or accompanied their purchase of the Contract.

The General Account contains all of the assets of the Company other than those in the separate accounts we establish. The Company has sole discretion to invest the assets of the General Account, subject to applicable law. Allocation of any amounts to the General Account does not entitle you to share directly in the investment experience of these assets.

There are four fixed options under the General Account: the Dollar Cost Averaging Fixed Account Option, the One-Year Guaranteed Rate Option, the Multi-Year Guaranteed Rate Option, and the Guaranteed Equity Option, each described below:

The Dollar Cost Averaging Fixed Account Option

The Dollar Cost Averaging Fixed Account Option may not be available in all states. Please see your sales representative for details of the availability of this option before purchasing.

The Dollar Cost Averaging Fixed Account Option has a one-year interest rate guarantee. The current interest rate the Company credits may vary on different portions of the Dollar Cost Averaging Fixed Account Option. The credited interest rate will never be less than the minimum effective annual interest rate of 3%.

If prior to the Annuity Date your have at least $5,000 in the Dollar Cost Averaging Fixed Account, you may choose to have a specified dollar amount transferred from this Account to any Portfolios in the Separate Account on a monthly basis. The automatic transfer will occur monthly on a first-in, first-out basis, so that amounts put into the Account first will be transferred out of the Account first.

The main objective of Dollar Cost Averaging is to shield your investment from short-term price fluctuations. Since the same dollar amount is transferred to Portfolios each month, more units are purchased in a Portfolio if the value per unit is low and fewer units are purchased if the value per unit is high. Therefore, a lower average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

This Dollar Cost Averaging Option may be elected on the customer order form or at a later date. The minimum amount that may be transferred each month into any Portfolio is $250. The maximum amount that may be transferred is equal to the Accumulated Value in the Dollar Cost Averaging Fixed Account Option when elected, divided by 12.

If the Company receives a Dollar Cost Averaging Fixed Account Option request prior to the 28th day of any month, the first transfer from the Dollar Cost Averaging Fixed Account Option will occur on the 28th day of that month. If the Company receives a Dollar Cost Averaging Fixed Account Option request on or after the 28th day of any month, the first transfer will occur on the 28th day of the following month. The dollar amount will be allocated to the Portfolios in the proportions you specify (in whole percentages only) on the appropriate Company form. If, on any transfer date, the Accumulated Value is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the option will end. You may change the transfer amount once each Contract Year. You may change the choice of Portfolios to which transfers are allocated at any time. The Company must receive notice of any change on the appropriate Company form or by telephone at least seven days before the next transfer date. Transfers must be scheduled for at least six, but not more than twenty-four, months each time the Dollar Cost Averaging Fixed Account Option is elected.

Prior to the Annuity Date, no Exchanges (except through Dollar Cost Averaging) will be allowed from the Dollar Cost Averaging Fixed Account. On the Annuity Date, any funds remaining in the Dollar Cost Averaging Fixed Account will be applied to the Annuity Payment Option selected.

You may discontinue automatic transfers from the Dollar Cost Averaging Fixed Account Option after satisfying the minimum number of required transfers by contacting the Company by phone or by written notice at least seven days before the next transfer date. If for any reason you terminate automatic transfers from the Dollar Cost Averaging Fixed Account, any remaining value attributable to the Dollar Cost Averaging Fixed Account will remain in the Dollar Cost Averaging Fixed Account and will continue to earn interest until such time as you either restart automatic transfers or make a full withdrawal of the funds. If you wish to restart automatic transfers but have less than $5,000 in the Dollar Cost Averaging Fixed Account, an exception will be made and automatic transfers will continue until the value in the Dollar Cost Averaging Fixed Account is depleted. After such a resumption of automatic transfers, you will not be able to discontinue the automatic transfers until the value in the Dollar Cost Averaging Fixed Account is depleted.

The Company may defer payment of a partial or full withdrawal from the Dollar Cost Averaging Fixed Account Option for up to six months from its receipt of written notice.

One-Year Guaranteed Rate Option

You may allocate your Accumulated Value to this option at any time. Any allocations you make to the one-year guarantee period must be at least $1,000 and you must maintain a minimum balance of $1,000 in each one-year guarantee period. The Accumulated Value you allocate under this option earns interest at a rate declared by the Company at the time your allocation is made with a guarantee that the Accumulated Value in this General Account Guaranteed Option will not be less than the amounts allocated, plus 3% annually.

You may allocate any or all of your Accumulated Value from this General Account Guaranteed Option to any of the Subaccounts or other General Account Guaranteed Options at any time before the end of the one-year guarantee period. However, for any amounts so transferred and for full and partial withdrawals of amounts allocated to this General Account Guaranteed Option prior to the end of the one-year guarantee period, we will deduct an amount equal to the interest earned on the amount transferred or withdrawn during the previous 90 days at the applicable one-year rate, subject to a guarantee that any amounts allocated to this General Account Guaranteed Option will earn interest of at least 3% annually.

If you have more than one allocation in this option, you may choose which allocation or allocations any exchanges or surrenders are to be made from. If you do not specify which allocation or allocations to take the exchanges or surrenders from, we will first take from the allocation with the shortest time remaining until the end of its guarantee period and then from the allocation or allocations with the next shortest time remaining until the amount of the exchange or withdrawal is reached.

At the end of the one-year guarantee period, you may, without loss of interest, elect to transfer all or part of your Accumulated Value under this option to any of the Subaccounts or transfer to another General Account Guaranteed Option or renew your participation in this option. Notice of such an election must be provided to the Company by phone or in writing no later than 10 days after the end of the one-year guarantee period (and each subsequent one-year guarantee period). If no such election is made, your Accumulated Value will automatically be renewed under this option for the next one-year guarantee period.

Multi-Year Guaranteed Rate Option

You may allocate your Accumulated Value to this option at any time. You may select any guarantee period then offered. The Company currently expects to offer guarantee periods of two to ten years, inclusive, but reserves the right to change such offerings, in its discretion. Any allocations you make to a guarantee period must be at least $1,000 and you must maintain a minimum balance of $1,000 in each guarantee period. The Accumulated Value you allocate under this option earns interest at a rate declared by the Company applicable to the guarantee period you select at the time your allocation is made with a guarantee that the Accumulated Value in this General Account Guaranteed Option will not be less than the amount initially allocated, plus 3%, compounded annually.

You may allocate any or all of your Accumulated Value from this General Account Guaranteed Option to any of the Subaccounts or other General Account Guaranteed Options at any time before the end of the selected guarantee period. However, for any amounts so transferred we will apply a Market Value Adjustment (as described below) against such amounts. For full and partial withdrawals of amounts allocated to this General Account Guaranteed Option prior to the end of the selected guarantee period, we will apply a Market Value Adjustment (as described below) against such amounts withdrawn.

The Market Value Adjustment (“MVA”) Factor for the Multi-Year Guaranteed Rate Option will be as follows:

N X (B - E)

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where N=the number of months left in the guarantee period at the time of the transfer or surrender (including any partial months which will count as full months for purposes of this calculation).

B=the interest rate in effect for the applicable guarantee period which was declared on the date of the applicable allocation.

E=the constant maturity Treasury rate for the duration equal to that of the applicable guarantee period (or, if not published, the published constant maturity rate of the next longest maturity).

The MVA is applied to the Accumulated Value in order to determine the net amount of the transfer or surrender under this option. Generally, if the declared interest rate at the beginning of the guarantee period is lower than the applicable constant maturity Treasury rate prevailing at the time of the transfer or surrender, then the application of the MVA will result in a lower payment upon transfer or surrender. Similarly, if the declared rate at the beginning of the guarantee period is higher than the prevailing applicable constant maturity Treasury rate at the time of transfer or surrender, then the application of the MVA will result in a higher payment upon transfer or surrender.

The following is an example of how your Accumulated Value under the Multi-Year Guaranteed Rate Option with a five-year guarantee period is affected by a positive Market Value Adjustment:

Assume an initial allocation of $100,000 when the declared interest rate of a five-year guarantee period is 8%. At the end of 12 months, your Accumulated Value is $108,000. Assume also you surrender at the end of one year with 48 months of the guarantee period remaining and the five-year constant maturity Treasury rate is 7%.

Accumulated Value = $108,000

MVA Factor = 48 X (.08 - .07) = 4 X .01 = .04
12

Adjustment = $108,000 x .04 = $4,320

= $108,000 + $4,320 = $112,320 = Net amount of transfer or surrender

The following is an example of how your Accumulated Value under the Multi-Year Guaranteed Rate Option with a five year guarantee period is affected by a negative Market Value Adjustment:

Assume an initial allocation of $100,000 when the declared interest rate for a five-year guarantee period is 8%. At the end of 12 months, your Accumulated Value is $108,000. Assume also you surrender at the end of one year with 48 months remaining in the guarantee period and the five-year constant maturity Treasury rate is 9%.

Accumulated Value = $108,000

MVA Factor = 48 X (.08 - .09) = 4 X -.01 = -.04
12

Adjustment = $108,000 x -.04 = -$4,320

= $108,000 - $4,320 = $103,680 = Net amount of transfer or surrender

Notwithstanding application of a negative Market Value Adjustment, any Net Purchase Payments allocated to this General Account Guaranteed Option will earn interest of at least 3%, compounded annually.

If you have more than one allocation in this option, you may choose which allocation or allocations any exchanges or surrenders are to be made from. If you do not specify which allocation or allocations to take the exchanges or surrenders from, we will first take from the allocation with the shortest time remaining until the end of its guarantee period and then from the allocation or allocations with the next shortest time remaining until the amount of the exchange or withdrawal is reached.

At the end of the selected guarantee period and within a ten-day period starting on the first day of any automatic renewal (as described below), you may, without loss of interest, elect to transfer any or all of your Accumulated Value under this option to any of the Subaccounts or transfer to another General Account Guaranteed Option or renew your participation in this option for any guarantee period then available whose ending date is not later than the Annuity Date at a rate the Company declares at the time of renewal. Such election may also be provided in writing to the Company before the end of the guarantee period (and each subsequent guarantee period). If no election is made, your Accumulated Value will automatically be renewed under this option for another guarantee period of the same duration as the one just ended at a rate we declare at the time of the renewal. In cases where such a renewal would result in a guarantee period whose ending date is later than the Annuity Date, we will transfer the value of that allocation to the Federated Money Market Portfolio.

Guaranteed Equity Option

You may allocate your Accumulated Value to this option as of the first business day of each month. Any allocations you make must be at least $1,000.

On the date you make an allocation to this option the Company will declare: (a) the duration of the guarantee period applicable to the allocation; (b) the duration of the Averaging Period and (c) the Participation Rate. (The Averaging Period and the Participation Rate are described below.) Each allocation will have its own guarantee period, Averaging Period and Participation Rate.

During the guarantee period applicable to Accumulated Value allocated to this option, the Company will credit interest at a guaranteed annual effective rate of 3%, compounded annually. At the end of the guarantee period we will credit additional interest in an amount equal to the amount by which (x) exceeds (y), where (x) equals a declared portion of the percentage change in the S&P 500 Composite Stock Price Index (“S&P 500 Index”) from its value on the date Accumulated Value is allocated to a value determined at the end of the guarantee period multiplied by the amount allocated (all calculated as described below); and (y) equals the total amount of interest credited during the guarantee period.

The amount (x) in the preceding paragraph is equal to the amount allocated to the applicable guarantee period multiplied by the following factor:

PR X [(EV/SV)-1]

where PR = the Participation Rate;

EV= the average closing values of the S&P 500 Index on the last business day of each month during the Averaging Period; and

SV = the closing value of the S&P 500 Index on the date Accumulated Value is allocated to this option.

The “Participation Rate” is the rate at which you participate in the percentage change of the S&P 500 Index for an allocation as used in the calculation above. It will be declared by the Company with respect to each allocation to this option. In no event will the Participation Rate be less than 0%.

The “Averaging Period” is the number of months prior to the end of an allocation’s guarantee period that we will use to determine the ending value of the S&P 500 Index for that allocation’s guarantee period for purposes of this option as used in the calculation above. It will be declared by the Company with respect to each allocation to this option. In no event will the Averaging Period be less than one.

(“S&P” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the Company.)

THIS OPTION IS ILLIQUID FOR THE ENTIRE GUARANTEE PERIOD AND, ACCORDINGLY, DOES NOT PERMIT ANY EXCHANGES OR REALLOCATIONS OF ACCUMULATED VALUE TO THE SUBACCOUNTS OR OTHER GENERAL ACCOUNT GUARANTEED OPTIONS OR FULL OR PARTIAL WITHDRAWALS DURING SUCH GUARANTEE PERIOD. However, during such guarantee period, the Accumulated Value allocated under this option may be annuitized under any of the Annuity Payment Options.

(The S&P 500 Index is a stock price index. Its composition and calculation does not include dividends, if any, paid upon component stocks of the index nor reinvestment, if any, of such dividends.)

At the end of the guarantee period, you may, without loss of earnings, elect to transfer all or part of your Accumulated Value under this option to any of the Subaccounts, transfer into another General Account Guaranteed Option or renew your participation in this option. Such election must be received by the Company no later than 30 days prior to the end of the guarantee period. If no election is received, your Accumulated Value will automatically be transferred to The Federated Prime Money Portfolio. This option may not be available at all times.

DISCLAIMER REGARDING STANDARD & POOR’S 500 INDEX

The Guaranteed Equity Option (the “GEO”) is not sponsored, endorsed, sold or promoted by Standard & Poor’s Corporation (“S&P”). S&P makes no representation or warranty, express or implied, to investors in the GEO or any member of the public regarding the advisability of investing in securities generally or in the GEO particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Providian Life and Health Insurance Company is the licensing of certain trademarks and trade names of S&P and the S&P 500 Index which is determined, composed and calculated by S&P without regard to Providian Life and Health Insurance Company or the GEO. S&P has no obligation to take the needs of Providian Life and Health Insurance Company or the Investors in the GEO into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the issuance or sale of the GEO or in the determination or calculation of the equation by which the GEO is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the GEO.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY, INVESTORS IN THE GEO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADVISOR’S EDGE® VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company

Separate Account VA CC

Supplement Dated October 1, 2020

to the

Statement of Additional Information dated May 1, 2018

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 2018 for the Advisor’s Edge® Variable Annuity contract (the “Contract”). Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the same meanings given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

Effective on October 1, 2020, Transamerica Premier Life Insurance Company (“TPLIC”; formerly known as Monumental Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TPLIC was the issuer of the contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA CC (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

The following hereby replaces the Independent Registered Public Account Firm section, page 14, of the Statement of Additional Information:

Independent Registered Public Accounting Firm

The financial statements of the Separate Account VA CC as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The following paragraph hereby replaces the FINANCIAL STATEMENTS section, Page 15 of the Statement of Additional Information.

FINANCIAL STATEMENTS

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI).

Separate Account

The values of Your interest in the Separate Account will be affected solely by the investment results of the selected Subaccount(s). The statutory-basis financial statements and schedules of Transamerica Life Insurance Company should be considered only as bearing on the ability of us to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following financial statements replace the financial statements contained in the Statement of Additional Information.

ADVISOR’S EDGE SELECT® VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company

Separate Account VA CC

Supplement Dated October 1, 2020

to the

Statement of Additional Information dated May 1, 2016

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 2016 for the Advisor’s Edge Select® Variable Annuity contract (the “Contract”). Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the same meanings given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

Effective on October 1, 2020, Transamerica Premier Life Insurance Company (“TPLIC”; formerly known as Monumental Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TPLIC was the issuer of the contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA CC (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

The following hereby replaces the Independent Registered Public Account Firm section, page 12 of the Statement of Additional Information:

Independent Registered Public Accounting Firm

The financial statements of the Separate Account VA CC as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The following paragraph hereby replaces the FINANCIAL STATEMENTS section, Page 13 of the Statement of Additional Information.

FINANCIAL STATEMENTS

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI).

Separate Account

The values of Your interest in the Separate Account will be affected solely by the investment results of the selected Subaccount(s). The statutory-basis financial statements and schedules of Transamerica Life Insurance Company should be considered only as bearing on the ability of us to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following financial statements replace the financial statements contained in the Statement of Additional Information.

DIMENSIONAL VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company

Separate Account VA CC

Supplement Dated October 1, 2020

to the

Statement of Additional Information dated May 1, 1998

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 1998 for the Dimensional Variable Annuity contract (the “Contract”). Please read this Supplement carefully and retain it for future reference. . Capitalized terms not otherwise defined in this supplement have the same meanings given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

Effective on October 1, 2020, Transamerica Premier Life Insurance Company (“TPLIC”; formerly known as Monumental Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TPLIC was the issuer of the contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA CC (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

The following is hereby added to the Financial Statements section of the Statement of Additional Information, page 13:

Independent Registered Public Accounting Firm

The financial statements of the Separate Account VA CC as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL STATEMENTS

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI).

Separate Account

The values of Your interest in the Separate Account will be affected solely by the investment results of the selected Subaccount(s). The statutory-basis financial statements and schedules of Transamerica Life Insurance Company should be considered only as bearing on the ability of us to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following financial statements replace the financial statements contained in the Statement of Additional Information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Amounts presented in thousands

Effective October 1, 2020, Transamerica Life Insurance Company (“TLIC”, or “the Company”) will merge with Transamerica Premier Life Insurance Company (“TPLIC”), an Iowa domiciled affiliate, and MLIC Re I, Inc. (“MLRe”), a Vermont domiciled affiliate, with TLIC emerging as the surviving entity pursuant to the Plan of Merger, which was approved by the Iowa Insurance Division (IID) and the Department of Financial Regulation of Vermont.

In conjunction with the merger the historical financial statements were combined under NAIC Statutory Accounting Practices and Procedures Manual Statements of Statutory Accounting Principles (SSAP) No. 68 Business Combinations and Goodwill (SSAP 68) Paragraph 10 Statutory Merger, whereby the former statutory bases of accounting are retained.

The unaudited pro forma condensed combined financial information below should be read in conjunction with the notes thereto and audited consolidated financial statements for the year ended December 31, 2019 included herein.

The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the merger been completed on the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the resulting company. This information does not give effect to (1) our results of operations or other transactions or developments since December 31, 2019, (2) the impact of releasing the letter of credit reflected as an admitted asset by MLRe, (3) the effects of transactions or developments that may occur subsequent to December 31, 2019 after the pro forma financial statements, and (4) the impact of intercompany transactions between entities, including reinsurance, that have not been reflected in historical balances, but will be adjusted on a go forward basis. The foregoing matters could cause both TLIC’s historical pro forma financial position and results of operations, and TLIC’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information of TLIC gives effect to the merger as if it had been completed as of December 31, 2019. The statutory financial statements for the Company, TPLIC, and MLRe are combined below retaining the historical statutory bases to arrive at merged pro forma financial statements at December 31, 2019 as follows:

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Balance Sheet

12/31/2019 Pro forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
ASSETS:
Investments	41,771,924	24,479,103	314,148	—	66,565,175
Letter of Credit[1]	—	—	770,000	—	770,000
Other Assets	2,730,813	1,529,256	35,731	—	4,295,800
Separate Account Assets	85,720,689	26,508,334	—	—	112,229,023

TOTAL ADMITTED ASSETS	130,223,426	52,516,693	1,119,879	—	183,859,998

LIABILITIES, CAPITAL & SURPLUS:
Policy Liabilities	27,308,732.0	18,714,626.0	770,000.0	—	46,793,358.0
Other Liabilities	10,665,836.0	4,992,797.0	9,103.0	—	15,667,736.0
Separate Account Liabilities	85,720,688.0	26,508,334.0	—	—	112,229,022.0

Total Liabilities	123,695,256.0	50,215,757.0	779,103.0	—	174,690,116.0

Capital	6,762.0	10,137.0	250.0	(10,387.0)	6,762.0
Surplus Notes	—	60,000.0	—	—	60,000.0
Gross Paid in and Contributed Surplus	2,610,713.0	1,057,861.0	123,000.0	—	3,791,574.0
Aggregate write-in for Special Surplus	195,434.0	1,334.0	—	—	196,768.0
Unassigned Surplus	3,715,261.0	1,171,604.0	217,526.0	10,387.0	5,114,778.0

Total Capital & Surplus	6,528,170.0	2,300,936.0	340,776.0	—	9,169,882.0

TOTAL LIABILITIES , CAPITAL & SURPLUS	130,223,426.0	52,516,693.0	1,119,879.0	—	183,859,998.0

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Earnings

12/31/2019 Pro Forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
REVENUES:
Premiums and Deposits	12,146,106.0	3,347,881.0	198,853.0	—	15,692,840.0
Net Investment Income	1,644,325.0	1,094,859.0	11,735.0	—	2,750,919.0
Comm and Exp Allowance & Reserve Adj Ceded	444,368.0	(170,748.0)	—	—	273,620.0
Other	1,907,252.0	362,101.0	—	—	2,269,353.0

Total Revenue	16,142,051.0	4,634,093.0	210,588.0	—	20,986,732.0

Benefits and Expenses:
Benefits Paid	17,561,497.0	3,534,284.0	391,512.0	—	21,487,293.0
Policy liability change	(2,277,561.0)	961,715.0	(60,000.0)	—	(1,375,846.0)
Commissions	908,521.0	512,527.0	48,511.0	—	1,469,559.0
Expenses and other	833,410.0	503,282.0	(230,348.0)	—	1,106,344.0
Transfers to (from) Separate Accounts	(3,868,617.0)	(1,261,078.0)	—	—	(5,129,695.0)

Total Benefits and Expenses	13,157,250.0	4,250,730.0	149,675.0	—	17,557,655.0

Gain from Operations Before Policyholder Dividends and Taxes	2,984,801.0	383,363.0	60,913.0	—	3,429,077.0
Policyholder Dividends	9,236.0	1,030.0	—	—	10,266.0
Taxes	(77,933.0)	39,259.0	(202.0)	—	(38,876.0)

Gain from Operations Before Net Realized Capital Gains (Losses)	3,053,498.0	343,074.0	61,115.0	—	3,457,687.0

Realized Capital Gains (Losses)	240,524.0	229,130.0	(47.0)	—	469,607.0

Net Statutory Income	3,294,022.0	572,204.0	61,068.0	—	3,927,294.0

Footnote references from financial statements:

1:

As of December 31, 2019, MLRe had a permitted practice with explicit permission of the Deputy Commissioner of Captive Insurance of the State of Vermont that allows the admission on the U.S. statutory statement of a letter of credit. The letter of credit was $770,000 at December 31, 2019 and is included in the Total Admitted Assets balance of MLRe presented above. Upon MLRe being merged into TLIC, the permitted practice will no longer exist and the letter of credit will not transfer into the merged entity. Pursuant to the plan of merger approved by the IID, the LOC will be presented in the historical combined financial statements as of year-end 2019.

2:

Merger proforma includes the elimination of $10,387 of Unassigned Surplus with an offsetting charge to Capital on the balance sheet is related to the cancellation of the common stock ownership of TPLIC by the Company, and was eliminated based on the requirements set forth in SSAP 68 requiring adjustment of the capital accounts of entities to reflect appropriate par values of the new entity.

3:

On May 15, 2020, TPLIC paid a dividend to its parent company, Commonwealth General Corporation (“CGC”), in the amount of $700,000. The dividend and contribution included $76,604 in cash and $623,396 in securities. The December 31, 2019 amounts presented above do not reflect that transaction.

Subsequent Events:

Additional subsequent events have been evaluated for disclosure through September 29, 2020.

On June 30, 2020, the Company received $96,035 from Transamerica Financial Life Insurance Company (“TFLIC”) as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (“TPRe”), a newly formed AXXX captive and affiliate, and Transamerica Pacific Insurance Company, Ltd (“TPIC”) entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture certain universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements to cover the secondary guarantee only.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the Company to TPLIC. The Company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Basis of Presentation

The accompanying pro forma financial statements have been prepared in conformity with accounting practices prescribed or permitted by the IID, which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed. See the audited financials for a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements.

The pro forma financial statements and any financial reporting restatements with respect to the newly merged entity will be prepared in accordance with NAIC SAP. More specifically, the pro forma reflects the statutory merger with the assets, liabilities and surplus of the reported statutory entities carried forward from the historical statutory accounting basis.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying pro forma financial statements should be read in conjunction with the related historical information for the Company and are not necessarily indicative of the results that would have been attained had the merger taken place as of the presentation date.

Impacts of Merger

As demonstrated in the pro formas above, the historical balances for the companies involved in the merger have been retained, as outlined in the Plan of Merger approved by the IID. There are intercompany transactions between entities, including reinsurance, that have not been eliminated in historical balances, but will be adjusted on a go forward basis. While the adjustments may be material to individual line items, the eliminations have no impact on the merged company capital and surplus.

Before the merger, TPLIC was the issuer of the variable policies. Upon consummation of the merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including all of TPLIC’s separate accounts (the “Separate Accounts”) that fund TPLIC’s variable policies, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under TPLIC’s variable policies. Accordingly, all references in the variable policy prospectuses to Transamerica Premier Life Insurance Company are amended to refer to Transamerica Life Insurance Company.

The merger did not affect the terms of, or the rights and obligations under, the variable policies, other than to change the insurance company that provides policy benefits from TPLIC to TLIC. The merger also did not result in any adverse tax consequences for any policy owners, and policy owners will not be charged additional fees or expenses as a result of the merger. The account value or unit values of the policies will not change as a result of the merger.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019, including the related notes and schedules of supplementary insurance information and reinsurance as of December 31, 2019, 2018 and for each of the three years in the period ended December 31, 2019 and summary of investments—other than investments in related parties as of December 31, 2019 listed in the accompanying index (collectively referred to as the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Transamerica Advisors Life Insurance Company into the Company on July 1, 2019 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the financial statements, in 2019 the Company changed its valuation basis for variable annuities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 27, 2020

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$1,693,803	$2,331,468
Bonds	25,412,467	27,627,135
Preferred stocks	111,630	104,793
Common stocks	3,217,206	2,998,481
Mortgage loans on real estate	5,096,613	4,600,493
Real estate	51,546	114,446
Policy loans	1,099,596	1,139,853
Securities lending reinvested collateral assets	1,246,827	1,835,122
Derivatives	1,718,025	2,097,951
Other invested assets	2,124,211	1,666,946

Total cash and invested assets	41,771,924	44,516,688

Accrued investment income	404,846	428,558
Premiums deferred and uncollected	286,843	115,235
Net deferred income tax asset	475,358	627,639
Variable annuity reserve hedge offset deferral	195,067	231,853
Other assets	1,368,699	1,472,587
Separate account assets	85,720,689	76,783,392

Total admitted assets	$130,223,426	$124,175,952

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$26,237,936	27,294,949
Policy and contract claim reserves	479,226	527,901
Liability for deposit-type contracts	591,570	967,757
Other policyholders’ funds	21,831	17,617
Transfers from separate accounts due or accrued	(898,597)	(1,034,929)
Funds held under reinsurance treaties	4,094,413	3,785,867
Asset valuation reserve	879,143	694,388
Interest maintenance reserve	308,453	299,928
Derivatives	1,851,801	975,974
Payable for collateral under securities loaned and other transactions	1,731,464	3,080,656
Borrowed money	1,274,504	3,052,991
Other liabilities	1,402,824	1,452,027
Separate account liabilities	85,720,688	76,783,391

Total liabilities	123,695,256	117,898,517

Total capital and surplus	6,528,170	6,277,435

Total liabilities and capital and surplus	$130,223,426	$124,175,952

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and other considerations	$12,146,106	$10,813,518	$(3,514,168)
Net investment income	1,644,325	1,667,172	2,516,282
Commissions and expense allowances on reinsurance ceded	527,860	835,062	608,958
Reserve adjustment on reinsurance ceded	(83,492)	(67,838)	(1,210,892)
Consideration received on reinsurance recapture and novations	15,485	217,258	462,313
Separate accounts net gain from operations	—	—	139,852
Fee revenue and other income	1,891,767	1,971,474	1,996,610

Total revenue	16,142,051	15,436,646	998,955

Benefits and expenses
Death benefits	1,706,779	1,760,272	1,588,061
Annuity benefits	1,173,639	1,183,691	1,207,143
Accident and health benefits	281,435	295,343	141,823
Surrender benefits	14,231,385	14,536,177	13,109,739
Other benefits	168,259	156,157	156,951
Net increase (decrease) in reserves	(2,277,561)	228,055	(12,826,051)
Commissions	908,521	912,831	927,565
Net transfers to (from) separate accounts	(3,868,617)	(4,075,245)	(2,619,683)
IMR adjustment due to reinsurance	—	(13,229)	(2,065,984)
General insurance expenses and other	833,410	1,219,389	1,033,737

Total benefits and expenses	13,157,250	16,203,441	653,301

Gain (loss) from operations before dividends and federal income taxes	2,984,801	(766,795)	345,654

Dividends to policyholders	9,236	5,953	8,057

Gain (loss) from operations before federal income taxes	2,975,565	(772,748)	337,597
Federal income tax (benefit) expense	(77,933)	(63,062)	(1,035,106)

Net gain (loss) from operations	3,053,498	(709,686)	1,372,703
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	240,524	(714,132)	(575,050)

Net income (loss)	$3,294,022	$(1,423,818)	$797,653

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2017	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	6,467,401
Merger of Transamerica Advisors Life Insurance Company (TALIC)	—	—	—	—	242,198	—	453,845	696,043

Balance at January 1, 2017 (TALIC Merger)	6,762	1,282	(58,000)	150,000	3,896,028	577,936	2,589,436	7,163,444
Net income (loss)	—	—	—	—	—	—	797,653	797,653
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(489,076)	1,172,461	683,385
Change in net deferred income tax asset	—	—	—	—	—	—	(956,486)	(956,486)
Change in nonadmitted assets	—	—	—	—	—	—	474,981	474,981
Change in asset valuation reserve	—	—	—	—	—	—	124,240	124,240
Change in surplus in separate accounts	—	—	—	—	—	—	(117,876)	(117,876)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	230,908	230,908
Dividends to stockholders	—	—	—	—	—	—	(620,523)	(620,523)
Return of capital	—	—	—	—	(422,572)	—	—	(422,572)
Other changes—net	—	(298)	—	—	(626)	981	(5,738)	(5,681)

Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,472,830	$89,841	$3,689,056	$7,351,473
Net income (loss)	—	—	—	—	—	—	(1,423,818)	(1,423,818)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	145,059	1,145,316	1,290,375
Change in net deferred income tax asset	—	—	—	—	—	—	164,466	164,466
Change in nonadmitted assets	—	—	—	—	—	—	45,646	45,646
Change in asset valuation reserve	—	—	—	—	—	—	16,359	16,359
Change in surplus as a result of reinsurance	—	—	—	—	—	—	17,616	17,616
Dividends to stockholders	—	—	—	—	—	—	(624,567)	(624,567)
Return of capital	—	—	—	—	(558,740)	—	—	(558,740)
Other changes—net	—	(559)	—	—	2,576	(3,047)	(345)	(1,375)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435
Net income (loss)	—	—	—	—	—	—	3,294,022	3,294,022
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	(36,786)	(290,676)	(327,462)
Change in net deferred income tax asset	—	—	—	—	—	—	(164,812)	(164,812)
Change in nonadmitted assets	—	—	—	—	—	—	105,654	105,654
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	(1,248,411)	(1,248,411)
Change in asset valuation reserve	—	—	—	—	—	—	(184,755)	(184,755)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	(146,952)	(146,952)
Change in surplus notes	—	—	—	(150,000)	—	—	—	(150,000)
Change in treasury stock	—	—	58,000	—	—			58,000
Return of capital	—	—	—	—	(307,578)	—	—	(307,578)
Dividends to stockholders	—	—	—	—	—	—	(725,000)	(725,000)
Other changes—net	—	(425)	—	—	1,625	367	46,462	48,029

Balance at December 31, 2019	$6,762	$—	$—	$—	$2,610,713	$195,434	$3,715,261	$6,528,170

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$11,959,055	$10,836,714	$5,030,303
Net investment income	1,853,706	1,826,005	2,524,319
Other income	2,295,448	2,891,089	6,905,408
Benefit and loss related payments	(17,435,718)	(17,958,301)	(16,076,467)
Net transfers from separate accounts	4,005,482	4,343,398	2,904,380
Commissions and operating expenses	(1,898,769)	(1,892,868)	(2,050,512)
Dividends paid to policyholders	(5,889)	(6,350)	(7,348)
Federal income taxes (paid) received	(139,992)	939,301	438,896

Net cash provided by (used in) operating activities	633,323	978,988	(331,021)

Investing activities
Proceeds from investments sold, matured or repaid	$15,951,729	$9,086,610	$10,468,686
Costs of investments acquired	(13,028,169)	(7,574,764)	(8,455,291)
Net change in policy loans	40,258	48,668	52,058

Net cost of investments acquired	(12,987,911)	(7,526,096)	(8,403,233)

Net cash provided by (used in) investing activities	$2,963,818	$1,560,514	$2,065,453

Financing and miscellaneous activities
Repayment of surplus notes	$(150,000)	$—	$—
Capital and paid in surplus received (returned)	(248,376)	(556,833)	(434,179)
Dividends to stockholders	(725,000)	(564,220)	(620,523)
Net deposits (withdrawals) on deposit-type contracts	(429,725)	(201,168)	(2,167,303)
Net change in borrowed money	(1,765,528)	(1,151,474)	1,874,369
Net change in funds held under reinsurance treaties	(60,731)	(271,793)	(75,583)
Net change in payable for collateral under securities lending and other transactions	(1,347,778)	(15,819)	(125,030)
Other cash (applied) provided	492,332	587,583	98,001

Net cash provided by (used in) financing and miscellaneous activities	(4,234,806)	(2,173,724)	(1,450,248)

Net increase (decrease) in cash, cash equivalents and short-term investments	(637,665)	365,778	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	2,331,468	1,965,690	1,681,506

End of year	$1,693,803	$2,331,468	$1,965,690

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2019	2018	2017
Non-cash activities during the year not included in the Statutory Statement of Cash Flows:
Stock cancellations	$57,575	$—	$—
Non-cash dividend to parent company	—	60,347	—
Investments received for insured securities losses	—	16,489	—
Write off of prepaid real estate related assets	—	2,727	—
Non-cash capital contribution to investment subsidiary	—	1,971	—
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	—	—	7,196,754
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Transfer of bonds to settle reinsurance obligations	—	—	22,479
Asset transfer of ownership between hedge funds	—	—	125,036

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas-domiciled affiliate. On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of TALIC and FReC on a US statutory basis were carried forward to the merged company. As a result of the mergers, TALIC and FReC’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC is no longer reflected as ceded risk in the restated merged financials. As a result of the merger, the business previously ceded from TALIC to the Company is no longer reflected as assumed risk in the restated merged financials.

Summarized financial information for the Company and TALIC presented separately for periods prior to the merger is as follows. The amounts presented for the Company’s revenues are reflective of the revision as described in Note 3:

	Year Ended December 31
	2018	2017
Revenues:
Company	$15,206,362	$730,065
TALIC	230,284	268,890

	$15,436,646	$998,955

Net income (loss):
Company	$(1,353,504)	$603,700
TALIC	(70,314)	193,953

	$(1,423,818)	$797,653

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31 2018
Assets:
Company	$117,015,550
TALIC	7,204,454
Reclassification to conform to current year presentation: Current federal income tax recoverable	(44,052)

$124,175,952

Liabilities:
Company	$111,237,254
TALIC	6,705,315
Reclassification to conform to current year presentation: Other liabilities	(44,052)

$117,898,517

Capital and Surplus:
Company	$5,778,296
TALIC	499,139

$6,277,435

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, and pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed investment contracts. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

10

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements which differs from NAIC SAP:

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

11

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2019	2018	2017
Net income (loss), State of Iowa basis	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
None				—	—	—

Net income (loss), NAIC SAP	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$6,528,170	$6,277,435	$7,351,473
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds—Change in net unrealized capital gains/ losses	—	(231,853)	(86,794)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$6,528,170	$6,045,582	$7,264,679

The Company elected early adoption of SSAP No. 108, Derivatives Hedging Variable Annuities Guarantees (SSAP 108) effective July 1, 2019. The early adoption allowed for transition from and release of a similar permitted practice in place with the IID since October 1, 2016 (the Permitted Practice). The Company received approval from the IID on September 4, 2019. Please refer to Note 3 for additional information.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

12

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the

13

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

14

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

15

Transamerica Life Insurance Company
Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the

16

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the risk-based capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $127,960. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86—Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

17

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation

18

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheets and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

19

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the Company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheets and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

20

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheets (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheets. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheets, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Offsetting of Assets and Liabilities

Financial assets and liabilities are offset in the Balance Sheets when the Company has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis.

Other Assets and Other Liabilities

Other assets consist primarily of reinsurance receivable, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of remittances, amounts withheld by the Company, accrued expenses, payable for securities and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Separate Accounts

The majority of separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

21

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Certain other non-indexed guaranteed separate accounts represent funds invested by the Company for the benefit of the contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than the guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Non-indexed guaranteed separate account assets and liabilities are carried at fair value. These guarantees are included in the general account due to the nature of the guaranteed return.

Assets held in trust for purchases of variable life, variable universal life, variable annuity, and modified guaranteed annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Income and gains and losses with respect to the assets in the separate accounts supporting modified guaranteed annuity contracts are included in the statements of operations as a component of net transfers from separate accounts.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Surrender values are not promised in excess of the legally computed reserves. For annual premium variable life insurance there is an extra premium charged to the policyholder before the premium is transferred to the Separate Accounts. An additional reserve for this policy is held in the General Account that is a multiple of the reserve that would otherwise be held. For interest sensitive whole life, the reserves held in the General Account are equal to the cash surrender value.

22

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheets date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

23

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP No. 101 does not consider state income taxes in the measurement of deferred taxes. SSAP No. 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported net deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

24

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC SAP.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets to the extent that they are not impaired.

25

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

As of July 1, 2019, the Company has received IID approval on an approach for transitioning from a prior permitted practice into full implementation of SSAP No. 108. The approved transition approach will not result in adjustment to the Company’s historical statutory reporting or existing unamortized deferral balances established under the permitted practice at the time of transition. The Company will continue amortizing deferral balances established under the permitted practice according to the amortization schedule previously approved. This amortization will be reported as net realized capital gains (losses) in the Statements of Operations. The net deferral is re-classed from unassigned to special surplus and is presented in the Variable annuity reserve hedge offset deferral financial statement line item on the balance sheets. As of the date of transition, current period fair value fluctuations in the designated derivative instruments offset by the current period Valuation Manual section 21 (VM-21) liability change attributed to the hedged risk (“natural offset”) will be included in net realized capital gains (losses) in the Statements of Operations. As of the date of transition, the Company is fully compliant with the provisions of SSAP 108. The adoption of SSAP 108 and the contemporaneous release of the Permitted Practice will not impact historical statutory reporting or remaining residual balances established under the Permitted Practice and will not have a significantly different impact, in comparison to the Permitted Practice, on the Company’s statutory capital position or RBC ratio. Differences include reporting the natural offset as net realized capital gains/losses in the statements of operations compared to previously being included within the change in unrealized gains/losses with no impact to capital and surplus. Additionally, the deferral amortization under SSAP 108 begins in the subsequent reporting period as opposed to starting in the period it was established, as with the Permitted Practice. The delay in deferral amortization impacts the timing and flow through statutory capital and surplus, but does not create material differences from the Permitted Practice.

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

26

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 VM-21 and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the increase to the VM-21 reserve of $1,248,411. As a result, the Company released the voluntary reserve that was recorded to account for the adoption in the amount of $850,000 which was developed considering Q4 2018 balances and factors. The change year-over-year is due to significant market factor changes such as bond yields and treasury rates. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

27

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Revision to Prior Years

During 2019, the Company identified errors in prior year financial statements for which the Company has determined it appropriate to revise. The Company assessed the materiality of these revisions and concluded these revisions are not material to the December 31, 2018 and 2017 financial statements as a whole. The following tables show the impact of the revision after the effect of the TALIC merger as described in Note 1:

	Year Ended December 31, 2018
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$11,448,988	$(635,470)	$10,813,518
Fee revenue and other income	1,977,174	(5,700)	1,971,474

Total revenue	$16,077,816	$(641,170)	$15,436,646

Benefits and expenses
Surrender benefits	$15,154,347	$(618,170)	$14,536,177

Total benefits and expenses	16,821,611	(618,170)	16,203,441
Gain (loss) from operations before dividends and federal income taxes	(743,795)	(23,000)	(766,795)

Federal income tax (benefit) expense	(55,012)	(8,050)	(63,062)
Net gain (loss) from operations	(694,736)	(14,950)	(709,686)

Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)

Statements of Changes in Capital and Surplus
Balance at December 31, 2017
Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)
Other changes—net	(16,325)	14,950	(1,375)

Balance at December 31, 2018	$6,277,435	$—	$6,277,435

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$11,449,184	$(612,470)	$10,836,714
Other income	2,896,789	(5,700)	2,891,089
Benefit and loss related payments	(18,576,471)	618,170	(17,958,301)

Net cash provided by (used in) operating activities	978,988	—	978,988
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(146,883)	$(54,285)	$(201,168)
Other cash (applied) provided	533,298	54,285	587,583

Net cash provided by (used in) financing and miscellaneous activities	(2,173,724)	—	(2,173,724)

Net increase (decrease) in cash, cash equivalents and short-term investments	365,778	—	365,778
Cash, cash equivalents and short-term investments:
Beginning of year	1,965,690	—	1,965,690

End of year	$2,331,468	$—	$2,331,468

28

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Year Ended December 31, 2017
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$(3,098,001)	$(416,167)	$(3,514,168)
Fee revenue and other income	1,997,110	(500)	1,996,610

Total revenue	$1,415,622	$(416,667)	$998,955

Benefits and expenses
Surrender benefits	$13,526,406	$(416,667)	$13,109,739

Total benefits and expenses	1,069,968	(416,667)	653,301
Gain (loss) from operations before dividends and federal income taxes	345,654	—	345,654

Net gain (loss) from operations	1,372,703	—	1,372,703

Net income (loss)	$797,653	$—	$797,653

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$5,446,470	$(416,167)	$5,030,303
Other income	6,905,908	(500)	6,905,408
Benefit and loss related payments	(16,493,134)	416,667	(16,076,467)

Net cash provided by (used in) operating activities	(331,021)	—	(331,021)
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(2,130,022)	$(37,281)	$(2,167,303)
Other cash (applied) provided	60,720	37,281	98,001

Net cash provided by (used in) financing and miscellaneous activities	(1,450,248)	—	(1,450,248)
Net increase (decrease) in cash, cash equivalents and short-term investments	284,184	—	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	1,681,506	—	1,681,506

End of year	$1,965,690	$—	$1,965,690

Management has determined that the amounts primarily relate to misclassifications of balances within the Statements of Operations and Cash Flows for the years ended December 31, 2018 and 2017 related to accounting for retirement plan cash flows and other cash flow presentation reclassifications. This error resulted in offsetting misstatements to premiums and other considerations, fee revenue and other income, and surrender benefits and corresponding offsetting misstatements within the cash provided by (used in) operating activities and cash provided by (used in) financing and miscellaneous activities. The misclassifications had no impact to the Company’s net income or capital and surplus in the prior years.

In addition, Management reclassified certain prior year out of period adjustments from income to capital and surplus per SSAP No. 3, Accounting Changes and Corrections of Errors.

29

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

30

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

31

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheets date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheets date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

32

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

33

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,298,116	$1,298,076	$1,042,719	$255,397	$—	$—	$—
Short-term notes receivable from affiliates	240,300	240,300	—	240,300	—	—	—
Bonds	28,644,195	25,412,467	5,355,305	22,844,657	444,233	—	—
Preferred stocks, other than affiliates	109,845	111,630	—	108,849	996	—	—
Common stocks, other than affiliates	80,789	80,789	10,227	19	70,543	—	—
Mortgage loans on real estate	5,383,132	5,096,613	—	—	5,383,132	—	—
Other invested assets	262,406	218,682	—	243,524	18,882	—	—
Derivative assets:
Options	311,739	311,739	—	311,739	—	—	—
Interest rate swaps	1,363,717	1,363,526	—	1,363,717	—	—	—
Currency swaps	8,929	7,304	—	8,929	—	—	—
Credit default swaps	59,599	34,248	—	59,599	—	—	—
Equity swaps	55	55	—	55	—	—	—
Interest rate futures	467	467	467	—	—	—	—
Equity futures	686	686	686	—	—	—	—
Derivative assets total	1,745,192	1,718,025	1,153	1,744,039	—	—	—
Policy loans	1,099,596	1,099,596	—	1,099,596	—	—	—
Securities lending reinvested collateral	987,763	987,763	96	987,667	—	—	—
Separate account assets	85,275,020	85,209,155	81,391,463	3,878,274	5,283	—	—
Liabilities
Investment contract liabilities	16,687,551	11,934,145	—	218,239	16,469,312	—	—
Derivative liabilities:
Options	151,696	151,696	—	151,696	—	—	—
Interest rate swaps	1,279,477	1,442,132	—	1,279,477	—	—	—
Currency swaps	2,279	4,328	—	2,279	—	—	—
Credit default swaps	(3,740)	13,450	—	(3,740)	—	—	—
Equity swaps	211,606	211,606	—	211,606	—	—	—
Interest rate futures	22,916	22,916	22,916	—	—	—	—
Equity futures	5,673	5,673	5,673	—	—	—	—
Derivative liabilities total	1,669,907	1,851,801	28,589	1,641,318	—	—	—
Dollar repurchase agreements	448,829	448,829	—	448,829	—	—	—
Payable for securities lending	1,246,827	1,246,827	—	1,246,827	—	—	—
Payable for derivative cash collateral	484,637	484,637	—	484,637	—	—	—
Separate account annuity liabilities	78,615,086	78,617,102	2,783	78,565,537	46,766	—	—

34

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,966,071	$1,966,071	$1,385,771	$580,300	$—	$—	$—
Short-term notes receivable from affiliates	261,000	261,000	—	261,000	—	—	—
Bonds	28,352,356	27,627,135	7,005,814	20,905,525	441,017	—	—
Preferred stocks, other than affiliates	97,812	104,793	—	94,815	2,997	—	—
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	—	—
Mortgage loans on real estate	4,647,770	4,600,493	—	—	4,647,770	—	—
Other invested assets	241,689	214,934	—	229,963	11,726	—	—
Derivative assets:
Options	996,427	996,427	—	996,427	—	—	—
Interest rate swaps	710,817	711,165	—	710,817	—	—	—
Currency swaps	15,288	15,495	—	15,288	—	—	—
Credit default swaps	52,360	52,579	—	52,360	—	—	—
Equity swaps	281,457	281,457	—	281,457	—	—	—
Interest rate futures	20,639	20,639	20,639	—	—	—	—
Equity futures	20,189	20,189	20,189	—	—	—	—
Derivative assets total	2,097,177	2,097,951	40,828	2,056,349	—	—	—
Policy loans	1,139,853	1,139,853	—	1,139,853	—	—	—
Securities lending reinvested collateral	1,660,683	1,660,683	71,045	1,589,638	—	—	—
Separate account assets	76,150,197	76,130,173	72,461,882	3,684,492	3,823	—	—
Liabilities
Investment contract liabilities	13,297,887	12,379,779	—	243,143	13,054,743	—	—
Derivative liabilities:
Options	344,808	344,808	—	344,808	—	—	—
Interest rate swaps	376,095	591,999	—	376,095	—	—	—
Currency swaps	1,706	645	—	1,706	—	—	—
Credit default swaps	(1,309)	13,394	—	(1,309)	—	—	—
Equity swaps	16,890	16,890	—	16,890	—	—	—
Interest rate futures	6,999	6,999	6,999	—	—	—	—
Equity futures	1,239	1,239	1,239	—	—	—	—
Derivative liabilities total	746,428	975,974	8,238	738,190	—	—	—
Dollar repurchase agreements	214,357	214,357	—	214,357	—	—	—
Payable for securities lending	1,835,122	1,835,122	—	1,835,122	—	—	—
Payable for derivative cash collateral	1,245,534	1,245,534	—	1,245,534	—	—	—
Separate account annuity liabilities	69,914,071	69,915,907	3,069	69,874,047	36,955	—	—

35

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$15,615	$4,075	$—	$19,690

Total bonds	—	15,615	4,075	—	19,690

Preferred stock
Industrial and miscellaneous	—	41	996	—	1,037

Total preferred stock	—	41	996	—	1,037

Common stock
Mutual funds	5,049	—	—	—	5,049
Industrial and miscellaneous	5,178	19	70,543	—	75,740

Total common stock	10,227	19	70,543	—	80,789

Cash equivalents and short-term
Money market mutual funds	1,042,719	—	—	—	1,042,719

Total cash equivalents and short-term	1,042,719	—	—	—	1,042,719

Securities lending reinvested collateral	96	—	—	—	96
Derivative assets	1,153	1,671,609	—	—	1,672,762
Separate account assets	81,255,681	3,293,963	4,271	—	84,553,915

Total assets	$82,309,876	$4,981,247	$79,885	$—	$87,371,008

Liabilities:
Derivative liabilities	$28,589	$1,633,210	$—	$—	1,661,799
Separate account liabilities	2,783	—	—	—	2,783

Total liabilities	$31,372	$1,633,210	$—	$—	$1,664,582

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$900	$—	$—	$900
Industrial and miscellaneous	—	26,472	8,205	—	34,677
Hybrid securities	—	2,282	—	—	2,282

Total bonds	—	29,654	8,205	—	37,859

Preferred stock
Industrial and miscellaneous	—	1,601	2,997	—	4,598

Total preferred stock	—	1,601	2,997	—	4,598

Common stock
Mutual funds	12,648	—	—	—	12,648
Industrial and miscellaneous	2,753	6	156,572	—	159,331

Total common stock	15,401	6	156,572	—	171,979

Cash equivalents and short-term
Money market mutual funds	1,385,771	—	—	—	1,385,771

Total cash equivalents and short-term	1,385,771	—	—	—	1,385,771

Securities lending reinvested collateral	71,045	—	—	—	71,045
Derivative assets	40,828	1,995,419	—	—	2,036,247
Separate account assets	72,321,900	3,124,101	3,823	—	75,449,824

Total assets	$73,834,945	$5,150,781	$171,597	$—	$79,157,323

Liabilities:
Derivative liabilities	$8,238	$811,965	$—	$—	$820,203
Separate account liabilities	3,069	—	—	—	3,069

Total liabilities	$11,307	$811,965	$—	$—	$823,272

36

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018:

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
RMBS	$—	$5	$—	$—	$(5)
Other	8,206	—	1,829	72	398
Preferred stock	2,997	—	—	—	(2,654)
Common stock	156,572	—	4,197	(5,874)	3,296
Separate account assets	3,824	1,264	807	(3)	(789)

Total	$171,598	$1,269	$6,833	$(5,805)	$246

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
RMBS	$—	$—	$—	$—	$—
Other	—	—	—	2,772	4,075
Preferred stock	653	—	—	—	996
Common stock	4,645	6,702	90,600	1	70,543
Separate account assets	848	—	(27)	93	4,271

Total	$6,146	$6,702	$90,573	$2,866	$79,885

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

37

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$—	$—	$—	$(3)	$3
RMBS	—	—	—	(26)	26
Other	14,619	—	5,465	108	423
Preferred stock	3,180	—	—	—	(754)
Common stock	197,751	—	270	(2,000)	3,398
Other long term	—	920	1,040	—	(310)
Derivatives	29,230	—	—	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Government	$—	$—	$—	$—	$—
RMBS	—	—	—	—	—
Other	—	—	—	1,479	8,206
Preferred stock	828	—	259	—	2,997
Common stock	—	216	42,400	123	156,572
Other long term	430	—	—	—	—
Derivatives	—	—	(3,869)	(80,576)	—
Separate account assets	100	—	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2019, the Company held one property as held-for sale, where carrying amount of $576 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

38

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Bonds:
United States Government and agencies	$4,280,658	$775,293	$372	$5,055,579
State, municipal and other government	1,174,675	125,422	16,509	1,283,588
Hybrid securities	271,982	42,062	1,464	312,580
Industrial and miscellaneous	15,555,330	2,013,749	42,420	17,526,659
Mortgage and other asset-backed securities	4,129,822	351,694	15,727	4,465,789

Total unaffiliated bonds	25,412,467	3,308,220	76,492	28,644,195
Unaffiliated preferred stocks	111,630	6,330	8,115	109,845

	$25,524,097	$3,314,550	$84,607	$28,754,040

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$58,311	$22,545	$67	$80,789

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,578,120	$277,575	$121,838	$6,733,857
State, municipal and other government	761,458	35,634	19,456	777,636
Hybrid securities	260,707	13,182	8,417	265,472
Industrial and miscellaneous	15,824,266	731,481	383,320	16,172,427
Mortgage and other asset-backed securities	4,202,584	265,837	65,457	4,402,964

Total unaffiliated bonds	27,627,135	1,323,709	598,488	28,352,356
Unaffiliated preferred stocks	104,793	3,022	10,003	97,812

	$27,731,928	$1,326,731	$608,491	$28,450,168

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

39

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$715,115	$721,686
Due after one year through five years	4,446,683	4,713,256
Due after five years through ten years	5,108,090	5,808,153
Due after ten years	11,012,757	12,935,311

	21,282,645	24,178,406
Mortgage and other asset-backed securities	4,129,822	4,465,789

	$25,412,467	$28,644,195

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$896	$4	$10,513	$368
State, municipal and other government	37,638	10,695	96,166	5,814
Hybrid securities	18,613	1,464	—	—
Industrial and miscellaneous	349,475	31,808	398,580	10,612
Mortgage and other asset-backed securities	217,019	12,486	503,736	3,241

Total bonds	623,641	56,457	1,008,995	20,035

Preferred stocks-unaffiliated	47,696	8,025	4,511	90
Common stocks-unaffiliated	—	—	739	67

	$671,337	$64,482	$1,014,245	$20,192

40

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$415,707	$25,873	$3,771,379	$95,965
State, municipal and other government	84,973	6,723	192,550	12,733
Hybrid securities	13,815	2,063	114,678	6,354
Industrial and miscellaneous	1,584,834	141,445	4,936,668	241,875
Mortgage and other asset-backed securities	796,932	39,004	828,836	26,453

Total bonds	2,896,261	215,108	9,844,111	383,380

Preferred stocks-unaffiliated	23,579	6,575	38,576	3,428
Common stocks-unaffiliated	—	—	11,083	1,130

	$2,919,840	$221,683	$9,893,770	$387,938

During 2019, there were $4,294 of loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2018 and 2017, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $5,546, $4,339 and $7,960, respectively.

41

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$1,299	$1,056	$243	$1,056	$869	3/31/2019
79548KXQ6	295	271	24	271	228	3/31/2019
14984WAA8	1,399	1,295	104	1,295	1,295	6/30/2019
87266TAJ1	587	484	103	484	387	6/30/2019
79548KXQ6	250	250	—	250	209	6/30/2019
41161PPQ0	19,646	18,718	928	18,718	17,362	9/30/2019
36828QQK5	2,493	2,237	256	2,237	1,754	9/30/2019
79548KXQ6	221	203	18	203	58	9/30/2019
126671ZS8	4	4	—	4	4	9/30/2019
585525ES3	491	480	11	480	424	9/30/2019
15032GAC8	2,245	2,245	—	2,245	2,245	9/30/2019
41161PPQ0	18,422	18,368	54	18,368	16,944	12/31/2019
36828QQK5	2,237	1,134	1,103	1,134	1,751	12/31/2019
52108MDN0	3,049	366	2,683	366	1,870	12/31/2019
22541SGE2	432	417	15	417	426	12/31/2019
585525ES3	428	424	4	424	381	12/31/2019

			$5,546

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$12,486	$15,728	$39,004	$40,117
The aggregate related fair value of securities with unrealized losses	217,019	517,385	796,932	850,568

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 199 and 663 securities with a carrying amount of $735,818 and $3,141,523, and an unrealized loss of $64,482 and $221,683. Of this portfolio, 65.2% and 90.7% were investment grade with associated unrealized losses of $19,696 and $165,913, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 245 and 1,411 securities with a carrying amount of $1,033,633 and $10,269,495 and an unrealized loss of $20,125 and $386,809. Of this portfolio, 91.1% and 89.7% were investment grade with associated unrealized losses of $11,888 and $302,186, respectively.

42

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 7 and 13 securities with a cost of $807 and $12,212 and an unrealized loss of $67 and $1,130.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	2	$18,813	$18,169
Loan-backed and structured securities, amortized cost	3	6,719	6,719
Preferred stock, amortized cost	1	996	996

Total	6	$26,528	$25,884

December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

The tables below present the Company’s gross and net receivable for securities and borrowed money financial statement line items that were subject to offsetting:

December 31, 2019	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$120,009	$101,474	$18,535
Liabilities:
Borrowed money	$550,303	$101,474	$448,829

43

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$273,566	$149,607	$123,959
Liabilities:
Borrowed money	$353,860	$149,607	$204,253

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 175 and 159 securities as a result of a callable feature which generated investment income of $13,296 and $18,683 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$13,048,390	$5,928,234	$18,171,710

Gross realized gains	$133,153	$86,626	$2,375,500
Gross realized losses	(37,677)	(209,899)	(151,723)

Net realized capital gains (losses)	$95,476	$(123,273)	$2,223,777

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2019, 2018 and 2017 of $30,802, $10,795 and $19,101, respectively.

At December 31, 2019 and 2018, the Company had no investments in restructured securities.

44

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019
	Farm	Commercial	Total
AAA - AA	$10,519	$3,000,254	$3,010,773
A	31,600	1,812,978	1,844,578
BBB	6,458	217,779	224,237
BB	8,536	4,089	12,625
B	—	4,400	4,400

	$57,113	$5,039,500	$5,096,613

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,635,041	$2,635,260
A	42,814	1,745,127	1,787,941
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	—	—	—

	$58,453	$4,542,040	$4,600,493

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.52% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 82%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%.

During 2019 and 2018, the Company did not reduce the interest rate on any outstanding mortgage loans.

45

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Commercial
	Farm	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$57,113	$4,958,605	$5,015,718
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	—	—
(d) 90-179 Days Past Due	—	—	—
(e) 180+ Days Past Due	—	80,895	80,895
Accruing interest 90-179 days past due
(a) Recorded investment	—	—	—
(b) Interest accrued	—	—	—
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$33,658	$1,483,157	$1,516,815

		Commercial
	Farm	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$4,461,023	$4,511,599
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	57,005	57,005
(d) 90-179 Days Past Due	7,875	—	7,875
(e) 180+ Days Past Due	—	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	—	7,876
(b) Interest accrued	96	—	96
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$1,286,604	$1,318,128

At December 31, 2019 and 2018, respectively, multiple mortgage loans with a carrying value of $80,895 and $24,014 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2019 and 2018. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2019 and 2018, there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2019 and 2018, the Company held no impaired loans with related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2019 and 2018 was $0 and $49,118, respectively.

46

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2019	2018	2017
Balance at beginning of period	$—	$26,618	$1,421
Additions, net charged to operations	—	—	26,618
Recoveries in amounts previously charged off	—	(26,618)	(1,421)

Balance at end of period	$—	$—	$26,618

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2019, 2018 and 2017, respectively, the Company recognized $0, $852 and $5,359 of interest income on impaired loans. Interest income of $0, $860 and $2,806, respectively, was recognized on a cash basis for the years ended December 31, 2019, 2018 and 2017.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $69,202 and $46,436, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
Pacific	25%	28%	Apartment	47%	47%
South Atlantic	23	22	Retail	19	21
Middle Atlantic	16	16	Office	15	16
E. North Central	9	8	Industrial	15	12
W. North Central	8	8	Other	2	2
W. South Central	8	7	Agricultural	1	1
Mountain	7	6	Medical	1	1
E. South Central	3	4
New England	1	1

47

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, 2018 and 2017, the Company had mortgage loans with a total net admitted asset value of $20,550, $23,144 and $83,445, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. At December 31, 2019 and 2018, there were no commitments to lend additional funds to debtors owing receivables.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $5,078, $26,231 and $4,033 were taken on real estate in 2019, 2018 and 2017, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Statements of Operations, for the year ended December 31, 2019.

As of December 31, 2019, there were four properties classified as held for sale. As of December 31, 2018, there were nine properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2019, one property classified as held for sale was disposed of resulting in a net realized gain of $1,788. During 2018, six properties classified as held for sale were disposed of resulting in a net realized gain of $4,579. These gains and losses were included in net realized capital gains (losses) within the Statements of Operations.

The Company also disposed of other properties during 2019 and 2018 resulting in net realized gains of $9,047 and $26,756, respectively.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Home office properties	$45,831	$52,466
Investment properties	—	18,953
Properties held for sale	5,715	43,027

	$51,546	$114,446

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $47,188 and $72,083, respectively.

Other Invested Assets

During 2019, the Company recorded impairments of $5,488, $3,363, and $13,867 throughout 2019, 2018 and 2017. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated.

48

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

These write-downs are included in net realized capital gains (losses) within the Statements of Operations.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $125,036, which resulted in a realized gain of $19,443.

Tax Credits

At December 31, 2019, the Company had ownership interests in forty-six LIHTC investments with a carrying value of $58,163. The remaining years of unexpired tax credits ranged from one to twelve, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $26,728. Tax credits recognized in 2019 were $81,690, and other tax benefits recognized in 2019 were $2,795. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments with a carrying value of $33,212. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Tax credits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

		December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$2,683	$5,024
Economic Redevelopment and Growth Tax Credits	NJ	5,281	20,948

Total		$7,964	$25,972

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

49

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Derivatives

Amounts disclosed in this Derivatives section do not include derivatives utilized in the hedging of variable annuity guarantees in accordance with SSAP 108. Please see the subsequent section “Derivatives Hedging Variable Annuity Guarantees” for results associated with those derivatives.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018 was as follows:

	2019	2018
Fair value - positive	$647,378	$2,285,546
Fair value - negative	(646,157)	(934,798)

At December 31, 2019, 2018 and 2017, the Company has recorded unrealized gains (losses) of ($257,972), $858,229 and ($131,678), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2019, 2018 and 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. At December 31, 2019 and 2018, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $2,334 and $0, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2020.

50

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$(15,424)	$59,693	$2,473
Caps	—	—	(1,203)
Puts	—	(26,491)	(7,634)

Total options	$(15,424)	$33,202	$(6,364)

Swaps:
Interest rate	$95,162	$(299,024)	$307,519
Credit	(3,099)	(14,288)	8,209
Total return	(611,814)	(205,341)	(1,443,432)

Total swaps	$(519,751)	$(518,653)	$(1,127,704)

Futures—net positions	535,875	(310,914)	60,205
Lehman settlements	106	537	1,195

Total realized gains (losses)	$806	$(795,828)	$(1,072,668)

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019		2018
Derivative component of RSATs
Credit default swaps	$56,455	$55,387	$(9,504	) $	(6,341)
Interest rate swaps	3,225	1,650	—		8,598

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$59,599	$43,455	$(11,589)	$(1,309)
Interest rate swaps	3,972	2,188	—	—

Total	$63,571	$45,643	$(11,589)	$(1,309)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

51

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(3,099)	$(4,476)	$8,209
Interest rate swaps	—	(8,207)	(59,357)

Total	$(3,099)	$(12,683)	$(51,148)

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

		2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$6,522	$441,000	1.9
Credit default swaps referencing indices		108	10,000	39.9

Subtotal		6,630	451,000	2.7

BBB	2
Single name credit default swaps (3)		41,004	1,781,035	1.8
Credit default swaps referencing indices		23,093	1,192,624	2.9

Subtotal		64,097	2,973,659	2.3

BB	3
Single name credit default swaps (3)		462	50,000	1.2

Subtotal		462	50,000	1.2

Total		$71,189	$3,474,659	2.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

52

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$5,534	$468,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,425	478,085	3.4

BBB	2
Single name credit default swaps (3)		32,228	1,905,450	2.7
Credit default swaps referencing indices		7,806	907,000	3.3

Subtotal		40,034	2,812,450	2.9

BB	3
Single name credit default swaps (3)		2,427	145,500	2.7

Subtotal		2,427	145,500	2.7

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0

Subtotal		(312)	5,000	1.0

Total		$44,765	$3,468,035	2.9

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2019, the maximum amounts of potential future recoveries available to offset the $3,474,659 from the table above were $0. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,468,035 from the table above were $0.

53

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$2,402,624	$2,509,467	$59,599	$52,360
Currency swaps	88,501	129,622	8,929	15,288
Equity futures	—	22	686	20,189
Equity swaps	209,341	3,706,430	55	281,457
Interest rate futures	—	38	—	20,639
Interest rate swaps	33,735	24,881,535	5,147	710,817
Options	21,196,796	23,094,442	311,739	996,427
Derivative liabilities:
Credit default swaps	1,446,000	1,318,568	(3,740)	(1,309)
Currency swaps	142,704	18,459	2,279	1,706
Equity futures	(12)	(1)	5,673	1,239
Equity swaps	4,823,034	145,269	211,606	16,890
Interest rate futures	—	(19)	—	6,999
Interest rate swaps	3,366,493	15,261,493	17,420	376,095
Options	(3,676,923)	(3,815,570)	151,696	344,808

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Derivatives Hedging Variable Annuity Guarantees

The hedged obligation consists of guaranteed benefits on variable annuity contracts and resembles a long dated put option where claim payment is made whenever account value is less than a guaranteed amount, adjusted for applicable fees. Changes in interest rates impact the present value of future product cash flows (discount rate) as well as the value of investments comprising the account value to be assessed against the guarantee. Under this VM-21 compliant clearly defined hedging strategy (CDHS), interest rate risk may be hedged by a duration matched portfolio of interest sensitive derivatives such as treasury bond forwards, treasury futures, interest rate swaps, interest rate swaptions or treasury future options. The hedging strategy is unchanged from the prior reporting period, and the total return on the designated portfolio of derivatives has been highly effective in covering the interest rate risk (rho) of the hedged obligation. Hedge effectiveness is measured in accordance with the requirements outlined under SSAP 108 and entails assessment of the total return on the designated portfolio of derivatives against changes in the fair value of the hedged obligation due to interest rate movements on a cumulative basis.

54

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Scheduled amortization for SSAP 108 derivatives as of December 31, 2019 is as follows:

Amortization Year	Deferred Assets	Deferred Liabilities
2020	$68,503	$18,702
2021	60,234	18,702
2022	39,808	18,702
2023	39,808	18,702
2024	39,808	18,702
2025	39,808	18,702
2026	29,176	18,702
2027	22,720	18,702
2028	17,393	18,702
2029	20,155	14,028

Total	$377,413	$182,346

As discussed in Note 2 and 3, the Company elected to adopt SSAP 108 effective July 1, 2019.

The following table is a reconciliation of the total deferred balance of SSAP 108 derivatives from the date of adoption through December 31, 2019. The beginning deferred balance was the deferral under a previous permitted practice described in Note 2.

1.	Total Deferred Balance, July 1, 2019	$189,601
2.	Current Year Amortization	19,002
3.	Current Year Deferred Recognition	(24,468)

4.	Ending Deferred Balance [1-(2+3)]	$195,067

The following tables provide information regarding SSAP 108 hedging instruments:

	12/31/2019	7/1/2019
Amortized cost	$(51)	$(53)
Fair value	$74,063	$447,385

	Net Investment Income	Realized Gain (Loss)	Unrealized Gain (Loss)	Total
Derivative performance	$23,639	$495,410	$(373,324)	$145,725

SSAP 108 Adjustments
Portion of the derivative performance attributed to natural offset	—	(184,385)	14,192	(170,193)
Deferred	(23,639)	(311,025)	359,132	24,468

55

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Prior year fair value of hedged item	$(2,294,125)
Current year fair value of hedged item	(2,573,520)

Change in fair value attributable to interest rates	$(279,395)

Portion of the fair value change attributed to the hedged risk	$(232,394)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,246,827	$—	$—	$—	$1,246,827
Subject to repurchase agreements	113,025	—	—	—	113,025
Subject to dollar repurchase agreements	550,333	—	—	—	550,333
FHLB capital stock	42,800	—	—	—	42,800
On deposit with states	43,813	—	—	—	43,813
Pledged as collateral to FHLB (including assets backing funding agreements)	1,259,059	—	—	—	1,259,059
Pledged as collateral not captured in other categories	736,696	—	—	—	736,696
Other restricted assets	1,170,136	—	—	—	1,170,136

Total restricted assets	$5,162,689	$—	$—	$—	$5,162,689

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$1,842,557	$(595,730)	$—	$1,246,827	0.96%	0.96%
Subject to repurchase agreements	205,405	(92,380)	—	113,025	0.09%	0.09%
Subject to dollar repurchase agreements	371,260	179,073	—	550,333	0.42%	0.42%
FHLB capital stock	133,400	(90,600)	—	42,800	0.03%	0.03%
On deposit with states	43,908	(95)	—	43,813	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	(3,146,444)	—	1,259,059	0.97%	0.97%
Pledged as collateral not captured in other categories	687,891	48,805	—	736,696	0.56%	0.56%
Other restricted assets	1,172,934	(2,798)	—	1,170,136	0.90%	0.90%

Total restricted assets	$8,862,858	$(3,700,169)	$—	$5,162,689	3.96%	3.96%

The amounts reported as other restricted assets in the table above represent assets held in trust related to reinsurance.

56

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$728,018	$—	$—	$—	$728,018
Secured funding agreements	6,357	—	—	—	6,357
AMBAC	2,321	—	—	—	2,321

Total	$736,696	$—	$—	$—	$736,696

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$638,025	$89,993	$728,018	0.56%	0.56%
Secured funding agreements	46,723	(40,366)	6,357	0.00%	0.00%
AMBAC	3,143	(822)	2,321	0.00%	0.00%

Total	$687,891	$48,805	$736,696	0.56%	0.56%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018:

2019
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$898,267	$898,267	2.02%	2.02%
Securities lending collateral assets	1,246,827	1,246,827	2.80	2.80
Other	35,199	35,199	0.08	0.08

Total collateral assets	$2,180,293	$2,180,293	4.90%	4.90%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$2,181,672	5.75%

57

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2018
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,453,892	$1,453,892	3.05%	3.06%
Securities lending collateral assets	1,835,122	1,835,122	3.85	3.87
Other	5,999	5,999	0.01	0.01

Total collateral assets	$3,295,013	$3,295,013	6.91%	6.94%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$3,296,139	8.01%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$1,185,232	$1,276,258	$1,660,465
Preferred stocks	6,230	8,251	6,160
Common stocks	143,184	100,616	214,463
Mortgage loans on real estate	226,766	204,434	245,562
Real estate	21,899	20,190	20,862
Policy loans	67,366	69,773	72,733
Cash, cash equivalents and short-term investments	59,292	39,557	24,772
Derivatives	16,562	32,673	82,507
Other invested assets	49,846	73,164	295,840

Gross investment income	1,776,377	1,824,916	2,623,364
Less: investment expenses	171,238	205,794	172,388

Net investment income before amortization of IMR	1,605,139	1,619,122	2,450,976
Amortization of IMR	39,186	48,050	65,306

Net investment income	$1,644,325	$1,667,172	$2,516,282

58

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

		Realized
	Year Ended December 31
	2019	2018	2017
Bonds	$62,739	$(135,605)	$2,204,142
Preferred stocks	1,933	1,539	535
Common stocks	25,384	(3,690)	(1,978)
Mortgage loans on real estate	388	(25,696)	93,149
Real estate	5,756	5,104	(4,101)
Cash, cash equivalents and short-term investments	239	(51)	(202)
Derivatives	311,724	(796,365)	(1,073,863)
Variable annuity reserve hedge offset	(159,833)	—	—
Other invested assets	82,951	113,854	118,984

Change in realized capital gains (losses), before taxes	331,281	(840,910)	1,336,666
Federal income tax effect	(43,047)	4,006	(197,937)
Transfer from (to) interest maintenance reserve	(47,710)	122,772	(1,713,779)

Net realized capital gains (losses) on investments	$240,524	$(714,132)	$(575,050)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$48,719	$34,184	$65,937
Preferred stocks	(2,504)	(859)	(564)
Common stocks	5,052	1,874	1,468
Affiliated entities	447,273	157,530	398,521
Mortgage loans on real estate	—	26,618	(25,197)
Cash equivalents and short-term investments	(31)	145	6
Derivatives	(761,219)	1,093,543	(66,675)
Other invested assets	18,228	32,164	182,596

Change in unrealized capital gains (losses), before taxes	(244,482)	1,345,199	556,092
Taxes on unrealized capital gains (losses)	(82,980)	(54,824)	123,327

Change in unrealized capital gains (losses), net of tax	$(327,462)	$1,290,375	$679,419

59

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,003	$168	$1,077	$173
Ordinary renewal business	278,922	256,376	94,286	84,273
Group life direct business	17,843	9,477	16,474	7,911
Credit direct business	9	9	13	13

	$297,777	$266,030	$111,850	$92,370

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$11,472,311	$12,368,680
Annuity reserves and supplementary contracts with life contingencies	14,094,715	14,244,431
Accident and health reserves (including long term care)	670,910	681,838

Total policy reserves	$26,237,936	$27,294,949
Deposit-type contracts	591,570	967,757
Policy claims	479,226	527,901

Total policy reserves, deposit-type contracts and claim liabilities	$27,308,732	$28,790,607

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method or Actuarial Guideline XXXVIII. Effective July 1, 2017, term insurance issued follows Valuation Manual section 20 (VM-20) reserve requirements.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

60

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Effective July 1, 2017, for substandard term insurance policies, per VM-20 requirements, the substandard rating is applied to the reserve mortality. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

As of December 31, 2019 and 2018, the Company had insurance in force aggregating $59,712,049 and $78,179,488, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the IID. The Company established policy reserves of $1,608,260 and $1,667,131 to cover these deficiencies as of December 31, 2019 and 2018, respectively.

Participating life insurance policies were issued by the Company in prior years which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2019 and 2018.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

61

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Both the stochastic reserves and the standard projection are determined as the conditional tail expectation (CTE)-70 of the scenario reserves. To determine the CTE-70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and Society of Actuaries. The stochastic reserves uses prudent estimate assumptions based on Company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

62

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$276,850	$201,741	$75,109
2018 and prior	135,241	2,690	86,381	51,550

	135,241	$279,540	$288,122	126,659

Active life reserve	$632,180			$623,147

Total accident and health reserves	$767,421			$749,806

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758

	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180

Total accident and health reserves	$814,744			$767,421

The change in the Company’s unpaid claims reserve was $2,690 and ($21,859) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheets dates. The change in 2019 was in normal range. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$17,934	$17,219	$715
2018 and prior	3,091	(1,017)	1,584	490

	$3,091	$16,917	$18,803	$1,205

Year ended December 31, 2018
2018	$—	$16,859	$14,951	$1,908
2017 and prior	3,279	(325)	1,771	1,183

	$ 3,279	$16,534	$ 16,722	$ 3,091

63

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$541,753	$561	$—	$542,314	1%
At book value less surrender charge of 5% or more	907,255	—	—	907,255	1
At fair value	3,842	—	49,151,231	49,155,073	80

Total with adjustment or at fair value	1,452,850	561	49,151,231	50,604,642	82
At book value without adjustment (minimal or no charge or adjustment)	7,800,086	—	—	7,800,086	13
Not subject to discretionary withdrawal provision	2,498,084	—	264,646	2,762,730	5

Total individual annuity reserves	11,751,020	561	49,415,877	61,167,458	100%

Less reinsurance ceded	2,833,026	—	—	2,833,026

Net individual annuities reserves	$8,917,994	$561	$49,415,877	$58,334,432

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	8	—	—	8

64

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,107,433	$18,568	$—	$1,126,001	3%
At book value less surrender charge of 5% or more	235	—	—	235	—
At fair value	—	—	29,101,801	29,101,801	84

Total with adjustment or at fair value	1,107,668	18,568	29,101,801	30,228,037	87
At book value without adjustment (minimal or no charge or adjustment)	2,475,633	—	—	2,475,633	7
Not subject to discretionary withdrawal provision	2,189,501	—	38,174	2,227,675	6

Total group annuities reserves	5,772,802	18,568	29,139,975	34,931,345	100%

Less reinsurance ceded	377,165	—	—	377,165

Net group annuities reserves	$5,395,637	$18,568	$29,139,975	$34,554,180

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2019
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,789	$—	$—	$4,789	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,789	—	—	4,789	1
At book value without adjustment (minimal or no charge or adjustment)	775	—	—	775	—
Not subject to discretionary withdrawal provision	375,756	48,782	9,686	434,224	99

Total deposit-type contracts	381,320	48,782	9,686	439,788	100%

Less reinsurance ceded	8,666	—	—	8,666

Net deposit-type contracts	$372,654	$48,782	$9,686	$431,122

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

65

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$13,457,795
Exhibit 5, Supp contracts with life contingencies section, total (net)	636,920
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	591,570

Subtotal	14,686,285
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	78,311,341
Exhibit 3, Supp contracts with life contingencies section, total	263,640
Other contract deposit funds	58,468

Subtotal	78,633,449

Combined total	$93,319,734

	December 31 2018
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$528,969	$1,279	$—	$530,248	1%
At book value less surrender charge of 5% or more	501,977	—	—	501,977	1
At fair value	97,877	—	44,202,566	44,300,443	77

Total with adjustment or at fair value	1,128,823	1,279	44,202,566	45,332,668	79
At book value without adjustment (minimal or no charge or adjustment)	8,701,240	—	—	8,701,240	15
Not subject to discretionary withdrawal provision	3,209,969	—	214,506	3,424,475	6

Total individual annuity reserves	13,040,032	1,279	44,417,072	57,458,383	100%

Less reinsurance ceded	2,819,439	—	—	2,819,439

Net individual annuity reserves	$10,220,593	$1,279	$44,417,072	$54,638,944

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

66

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$653,206	$25,742	$—	$678,948	2%
At book value less surrender charge of 5% or more	127	—	—	127	—
At fair value	—	—	25,390,084	25,390,084	82

Total with adjustment or at fair value	653,333	25,742	25,390,084	26,069,159	84
At book value without adjustment (minimal or no charge or adjustment)	2,543,431	—	—	2,543,431	8
Not subject to discretionary withdrawal provision	2,273,676	—	31,585	2,305,261	8

Total group annuity reserves	5,470,440	25,742	25,421,669	30,917,851	100%

Less reinsurance ceded	398,265	—	—	398,265

Net group annuity reserves	$5,072,175	$25,742	$25,421,669	$30,519,586

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2018
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,718	$—	$—	$4,718	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,718	—	—	4,718	1
At book value without adjustment (minimal or no charge or adjustment)	761	—	—	761	—
Not subject to discretionary withdrawal provision	731,816	38,792	8,286	778,894	99

Total deposit-type contracts	737,295	38,792	8,286	784,373	100%

Less reinsurance ceded	8,174	—	—	8,174

Net deposit-type contracts	$729,121	$38,792	$8,286	$776,199

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

67

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$14,401,938
Exhibit 5, Supp contracts with life contingencies section, total (net)	652,194
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	967,757

Subtotal	16,021,889
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	69,652,375
Exhibit 3, Supp contracts with life contingencies section, total	213,387
Other contract deposit funds	47,078

Subtotal	69,912,840

Combined total	$85,934,729

The amount of reserves on life products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$127,240	$174,114	$294,514	$—	$—	$—
Universal life	8,928,502	8,652,284	12,290,308	—	—	—
Universal life with secondary guarantees	3,583,462	3,496,533	8,994,292	—	—	—
Indexed universal life with secondary guarantees	138,016	98,875	127,312	—	—	—
Other permanent cash value life insurance	272,553	1,009,143	1,542,059	—	—	—
Variable universal life	42,258	41,415	924,560	4,151,215	4,149,688	5,473,280
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,946,544	—	—	—
Accidental death benefits	—	—	36,530	—	—	—
Disability- active lives	—	—	31,521	—	—	—
Disability- disabled lives	—	—	55,431	—	—	—
Miscellaneous reserves	—	—	2,244,758	—	—	—

Total (gross)	13,092,031	13,472,364	34,487,829	4,151,215	4,149,688	5,473,280
Reinsurance ceded	4,155,647	4,155,691	23,015,518	—	—	—

Total (net)	$8,936,384	$9,316,673	$11,472,311	$4,151,215	$4,149,688	$5,473,280

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,549,729
Exhibit 5, Accidental death benefits section total (net)	8,050
Exhibit 5, Disability—active lives section, total (net)	7,441
Exhibit 5, Disability—disabled lives section, total (net)	38,391
Exhibit 5, Miscellaneous reserves section, total (net)	868,700

Subtotal	11,472,311
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,473,280

Subtotal	5,473,280

Combined total	$16,945,591

68

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$119,933	$164,337	$278,907	$—	$—	$—
Universal life	8,754,568	8,450,724	12,226,647	—	—	—
Universal life with secondary guarantees	3,675,642	3,595,227	8,938,774	—	—	—
Indexed universal life with secondary guarantees	128,144	83,151	117,301	—	—	—
Other permanent cash value life insurance	262,629	1,033,222	1,574,909	—	—	—
Variable universal life	46,724	45,526	983,103	3,882,674	3,880,143	5,068,091
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,708,101	—	—	—
Accidental death benefits	—	—	37,849	—	—	—
Disability- active lives	—	—	32,726	—	—	—
Disability- disabled lives	—	—	57,672	—	—	—
Miscellaneous reserves	—	—	2,139,264	—	—	—

Total (gross)	12,987,640	13,372,187	34,095,253	3,882,674	3,880,143	5,068,091
Reinsurance ceded	4,106,880	4,106,881	22,536,273	—	—	—

Total (net)	$8,880,760	$9,265,306	$11,558,980	$3,882,674	$3,880,143	$5,068,091

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,812,154
Exhibit 5, Accidental death benefits section total (net)	7,954
Exhibit 5, Disability—active lives section, total (net)	8,226
Exhibit 5, Disability—disabled lives section, total (net)	40,261
Exhibit 5, Miscellaneous reserves section, total (net)	1,500,085

Subtotal	12,368,680
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,068,091

Subtotal	5,068,091

Combined total	$17,436,771

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

69

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$—	$—	$11,868	$8,778,459	$8,790,327

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$—	$49,425	$18,485	$83,386,230	$83,454,140
Amortized cost	—	652,587	—	—	652,587

Total as of December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

Reserves for separate accounts by withdrawal characteristics as of
December 31, 2019:
With fair value adjustment	$—	$19,128	$—	$—	$19,128
At fair value	—	—	—	83,073,724	83,073,724
At book value without fair value adjustment and with current surrender charge of less than 5%	—	652,587	—	—	652,587

Subtotal	—	671,715	—	83,073,724	83,745,439
Not subject to discretionary withdrawal	—	30,297	18,485	312,506	361,288

Total separate account reserve liabilities at December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$—	$—	$11,732	$8,859,114	$8,870,846

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$—	$51,005	$14,808	$74,268,245	$74,334,058
Amortized cost	—	646,872	—	—	646,872

Total as of December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

By withdrawal characteristics:
Reserves for separate accounts by withdrawal characteristics as of
December 31, 2018:
With fair value adjustment	$—	$27,021	$—	$—	$27,021
At fair value	—	—	—	74,013,868	74,013,868
At book value without fair value adjustment and with current surrender charge of less than 5%	—	646,872	—	—	646,872

Subtotal	—	673,893	—	74,013,868	74,687,761
Not subject to discretionary withdrawal	—	23,984	14,808	254,377	293,169

Total separate account reserve liabilities at December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

70

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$—	$80	$10,782	$8,536,011	$8,546,873

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$—	$57,965	$19,569	$83,794,485	$83,872,019
Amortized cost	—	633,003	—	—	633,003

Total as of December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$—	$32,619$	—	$—	$32,619
At fair value	—	—	—	83,719,277	83,719,277
At book value without fair value adjustment and with current surrender charge of less than 5%	—	633,003	—	—	633,003

Subtotal	—	665,622	—	83,719,277	84,384,899
Not subject to discretionary withdrawal	—	25,346	19,569	75,208	120,123

Total separate account reserve liabilities at December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,249,559	$9,208,119	$8,751,721
Transfers from separate accounts	(12,987,554)	(13,130,804)	(11,815,503)

Net transfers from separate accounts	(3,737,995)	(3,922,685)	(3,063,782)
Miscellaneous reconciling adjustments	(130,622)	(152,560)	444,099

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(3,868,617)	$(4,075,245)	$(2,619,683)

71

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $85,698,798 and $76,754,148, respectively. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$27,466,046	$23,941,313
Variable annuities	52,062,801	46,955,172
Fixed universal life	684,149	695,569
Variable universal life	4,124,798	3,737,005
Variable life	1,338,413	1,409,360
Modified separate accounts	9,646	4,813
Registered market value annuity product—SPL	12,945	10,916

Total separate account assets	$85,698,798	$76,754,148

At December 31, 2019 and 2018, the Company held separate account assets not legally insulated from the general account in the amount of $21,891 and $29,244, respectively, related to variable annuity products.

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $542,322, $538,628, $525,773, $504,689, and $456,558, to the general account in 2019, 2018, 2017, 2016, and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the general account of the Company had paid $73,992, $68,367, $69,207, $103,800, and $250,471 respectively, toward separate account guarantees.

At December 31, 2019 and 2018, the Company reported guaranteed separate account assets at amortized cost in the amount of $653,181 and $643,109, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $719,048 and $679,964 at December 31, 2019 and 2018, respectively, which would have resulted in an unrealized gain of $65,867 and $36,855, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

72

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$14,573,402	$13,848,720	$13,209,093
Reinsurance assumed—non affiliates	1,225,065	1,268,615	1,351,628
Reinsurance assumed—affiliates	106,627	125,367	325,332
Reinsurance ceded—non affiliates	(2,436,179)	(3,044,184)	(15,104,247)
Reinsurance ceded—affiliates	(1,322,809)	(1,385,000)	(3,295,974)

Net premiums earned	$12,146,106	$10,813,518	$(3,514,168)

The Company received reinsurance recoveries in the amount of $3,943,015, $3,729,097 and $3,736,461, during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,146,686 and $1,061,987. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $42,515,411 and $42,224,573, respectively, of which $21,356,465 and $20,685,636 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $219,496 ($142,972 after tax), $514,911 ($335,855 after tax) and $90,556 ($62,716 after tax), respectively.

During 2019, 2018 and 2017, the Company obtained letters of credit of $26,675, $56,994 and $55,017, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Effective January 1, 2019, the Company recaptured term insurance business of a reinsurance treaty with an affiliate, LIICA Re II, Inc. The universal life with secondary guarantees remained reinsured under the treaty. The Company received cash of $15,079, recaptured $67,590 in policyholder reserves, $371 of claim reserves, and net due, deferred and advance premiums of $2,279. The transaction resulted in a pre-tax loss of $50,603, which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to LIICA Re II in the amount of $13,826 with a corresponding charge to unassigned surplus.

In January 2018, Scottish Re Group (SRUS) announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began oversight procedures of Scottish Re (U.S.), Inc. (SRUS), with whom the Company is a counterparty for some of its reinsurance activities. SRUS was ordered into receivership for the purposes of rehabilitation on March 6, 2019. The IID suspended the certificate of authority for SRUS on May 16, 2019. The IID has continued to allow reinsurance credit for contracts in force as of May 16, 2019. At December 31, 2019, the Company’s reserves ceded to Scottish Re Group were $102,181. The receiver currently has committed to the court it will provide a rehabilitation plan or a recommendation to move to liquidation in 2020.

73

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,044 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statements of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statements of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction,

74

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

the Company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,042 which has been included in the Statements of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,014 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The Company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

75

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statements of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

76

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	December 31, 2019
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,422,652	$101,290	$1,523,942
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	1,408,905	101,290	1,510,195
Deferred Tax Assets Nonadmitted	—	—	—

Subtotal (Net Deferred Tax Assets)	1,408,905	101,290	1,510,195
Deferred Tax Liabilities	843,226	191,611	1,034,837

Net Admitted Deferred Tax Assets	$565,679	$(90,321)	$475,358

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,618,151	$132,884	$1,751,035
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	1,618,151	132,884	1,751,035
Deferred Tax Assets Nonadmitted	96,652	—	96,652

Subtotal (Net Deferred Tax Assets)	1,521,499	132,884	1,654,383
Deferred Tax Liabilities	816,662	210,082	1,026,744

Net Admitted Deferred Tax Assets	$704,837	$(77,198)	$627,639

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(195,499)	$(31,594)	$(227,093)
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	(209,246)	(31,594)	(240,840)
Deferred Tax Assets Nonadmitted	(96,652)	—	(96,652)

Subtotal (Net Deferred Tax Assets)	(112,594)	(31,594)	(144,188)
Deferred Tax Liabilities	26,564	(18,471)	8,093

Net Admitted Deferred Tax Assets	$(139,158)	$(13,123)	$(152,281)

77

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$486,010	$601,605	$(115,595)
Investments	328,516	295,047	33,469
Deferred acquisition costs	255,732	225,485	30,247
Policyholder dividends accrual	1,914	1,232	682
Fixed assets	4,933	17,844	(12,911)
Compensation and benefits accrual	19,346	21,148	(1,802)
Receivables—nonadmitted	11,594	13,038	(1,444)
Tax credit carry-forward	259,638	349,547	(89,909)
Other (including items <5% of total ordinary tax assets)	54,969	93,205	(38,236)

Subtotal	1,422,652	1,618,151	(195,499)
Statutory valuation allowance adjustment	13,747	—	13,747
Nonadmitted	—	96,652	(96,652)

Admitted ordinary deferred tax assets	1,408,905	1,521,499	(112,594)
Capital:
Investments	101,290	132,884	(31,594)

Subtotal	101,290	132,884	(31,594)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	101,290	132,884	(31,594)

Admitted deferred tax assets	$1,510,195	$1,654,383	$(144,188)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$657,801	$602,167	$55,634
Policyholder reserves	185,248	177,087	8,161
Other (including items <5% of total ordinary tax liabilities)	177	37,408	(37,231)
Subtotal	843,226	816,662	26,564

Capital
Investments	191,611	210,082	(18,471)

Subtotal	191,611	210,082	(18,471)

Deferred tax liabilities	1,034,837	1,026,744	8,093

Net deferred tax assets/liabilities	$475,358	$627,639	$(152,281)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference increased by $49,757. This change results in an offsetting ($49,757) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

78

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, the Company recorded a tax valuation allowance of $13,747 for deferred tax assets related to its foreign tax credit carryover. Due to the TCJA reduction in the U.S. Federal tax rate, Management no longer believes it is more likely than not that the Company will realize the benefit of its foreign tax credit carryover. The ultimate realization of this deferred tax asset depends on generation of sufficient future foreign source taxable income before the foreign tax credit carryover expires in 2027. Management considers the projected foreign source taxable income, credit expirations and tax planning strategies in making the assessment.

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2019
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	557,252	31,779	589,031
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	557,252	31,779	589,031
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	907,922
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	851,653	69,511	921,164

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,408,905	$101,290	$1,510,195

79

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	596,212	34,054	630,266
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	596,212	34,054	630,266
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	847,469
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	925,287	98,830	1,024,117

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,521,499	$132,884	$1,654,383

		Change
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	(38,960)	(2,275)	(41,235)
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(38,960)	(2,275)	(41,235)
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	60,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(73,634)	(29,319)	(102,953)

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(112,594)	$(31,594)	$(144,188)

	December 31
	2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	848%	818%	30%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above	$6,052,812	$5,649,795	$403,017

80

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

	December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	1%	0%	1%

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$(77,933)	$(63,062)	$(14,871)
Foreign	—	—	—

Subtotal	(77,933)	(63,062)	(14,871)
Federal income tax on net capital gains	43,047	(4,006)	47,053

Federal and foreign income taxes incurred	$(34,886)	$(67,068)	$32,182

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$(63,062)	$(1,035,137)	$972,075
Foreign	—	31	(31)

Subtotal	(63,062)	(1,035,106)	972,044
Federal income tax on net capital gains	(4,006)	197,937	(201,943)

Federal and foreign income taxes incurred	$(67,068)	$(837,169)	$770,101

81

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$(34,886)	$(67,068)	$(837,169)
Change in deferred income taxes (without tax on unrealized gains and losses)	164,812	(164,466)	956,486

Total income tax reported	$129,926	$(231,534)	$119,317

Income before taxes	$3,306,846	$(1,613,658)	$1,674,439
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$694,438	$(338,868)	$586,054
Increase (decrease) in actual tax reported resulting from:
Pre-tax income of disregarded subsidiaries	$22,600	$13,405	$343,013
Dividends received deduction	(58,418)	(51,477)	(233,578)
Tax-exempt income	(9,681)	(2,455)	(3,063)
Nondeductible expenses	5,058	5,176	64,514
Pre-tax items reported net of tax	(39,457)	(9,892)	(712,769)
Tax credits	(29,037)	(52,239)	(54,076)
Prior period tax return adjustment	10,746	10,586	(5,969)
Change in statutory valuation allowance	13,747	(2,432)	(11,576)
Change in tax rates	—	—	18,760
Change in uncertain tax positions	(241)	3,104	3,668
Deferred tax change on other items in surplus	(480,743)	207,024	140,162
Other	914	(13,466)	(15,823)

Total income tax reported	$129,926	$(231,534)	$119,317

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $18,760, excluding $42,500 of net deferred tax asset reduction on unrealized gains (losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated

82

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amounts	Origination Dates	Expiration Dates
Foreign Tax Credit	$13,747	12/31/2017	12/31/2027

Foreign Tax Credit Total	$13,747

General Business Credit	$29,094	12/31/2009	12/31/2029
General Business Credit	51,443	12/31/2010	12/31/2030
General Business Credit	46,730	12/31/2011	12/31/2031
General Business Credit	30,962	12/31/2012	12/31/2032
General Business Credit	24,765	12/31/2013	12/31/2033
General Business Credit	20,930	12/31/2014	12/31/2034
General Business Credit	18,131	12/31/2015	12/31/2035
General Business Credit	2,935	12/31/2016	12/31/2036
General Business Credit	5,189	12/31/2017	12/31/2037
General Business Credit	5,280	12/31/2018	12/31/2038
General Business Credit	10,431	12/31/2019	12/31/2039

General Business Credit Total	$245,890

Gross AMT Credit Recognized as:

(1) Gross AMT credit recognized as:
a. Current year recoverable	$14,515
b. Deferred tax asset (DTA)	—
(2) Beginning balance of AMT credit carryforward	14,515
(3) Amounts recovered	14,515
(4) Adjustments	—

(5) Ending balance of AMT credit carryforward (5=2-3-4)	—
(6) Reduction for sequestration	—
(7) Nonadmitted by reporting entity	—

(8) Reporting entity ending balance (8=5-6-7)	$—

The Company elected to account for its alternative minimum tax credit carryforward as a deferred tax asset.

83

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$15,486
Tax positions taken during prior period	3,105

Balance at December 31, 2018	$18,591
Tax positions taken during prior period	(241)

Balance at December 31, 2019	$18,350

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheets as income taxes includes the following:

			Total payable
	Interest	Penalties	(receivable)
Balance at January 1, 2017	$11,926	$—	$11,926
Interest expense (benefit)	(5,815)	—	(5,815)
Cash received (paid)	(9,212)	—	(9,212)

Balance at December 31, 2017	$(3,101)	$—	$(3,101)
Interest expense (benefit)	2,727	—	2,727
Cash received (paid)	1,810	—	1,810

Balance at December 31, 2018	$1,436	$—	$1,436
Interest expense (benefit)	5,709	—	5,709

Balance at December 31, 2019	$7,145	$—	$7,145

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2019 and 2018.

The Company has 42,500 Series A preferred shares authorized, 0 shares issued and outstanding. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company previously reported 42,500 shares of Series A preferred stock outstanding at $10 par, carried as treasury stock. It has been determined that these shares were cancelled by operation of law as they were not stipulated by the Board of Directors to be treasury shares at the time they were repurchased. The cancellation and removal of the preferred stock had no impact to Capital and Surplus of the Company. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2019. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

84

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2020, without the prior approval of insurance regulatory authorities, is $3,053,498.

On December 20, 2019, the Company paid extraordinary common stock dividends of $725,000 to its parent company.

On June 21, 2019, the Company paid an extraordinary dividend of $400,000 split between a return of capital of $250,000 to its parent company and paid off the remaining balance of a surplus note of $150,000 to Transamerica Corporation (TA Corp).

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by TA Corp.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018.

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

Prior to the merger, TALIC paid an ordinary dividend of $200,000 to its parent company, TA Corp, on April 20, 2018.

On December 31, 2019, the Company received ordinary common stock dividends of $100,000 from TLIC Oakbrook Reinsurance, Inc. (TORI).

On December 20, 2019, the Company received $99,982 from Transamerica Financial Life Insurance Company (TFLIC) as consideration for repurchase of 821 of the Company’s common stock shares in TFLIC at $125 par value. These shares were subsequently cancelled by operation of law.

On December 17, 2019, the Company received a $28,220 common stock dividend from Transamerica Life (Bermuda) Ltd. (TLB).

85

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

On June 21, 2019, the Company received an ordinary common stock dividend of $9,075 from its affiliate, TFLIC.

On March 29, 2019, the Company received ordinary common stock dividend of $60,000 from LIICA Re II, Inc.

The Company received ordinary common stock dividends from TFLIC in the amount of $12,105 on June 29, 2018. On December 13, 2018, the Company received preferred stock dividends of $430 from TFLIC.

On December 18, 2018, the Company received common stock dividends of $23,520 from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from Stonebridge Reinsurance Company (SRC) prior to its merger with LIICA Re II, Inc.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on various risk factors. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by TA Corp. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

On June 21, 2019, the Company repaid in full its $150,000 surplus note with TA Corp. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making quarterly interest payments.

Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019	$—	$4,275	$148,275	$—
2018	$150,000	$9,000	$144,000	$2,250

86

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $1,121,274 and $1,791,674 were on loan under securities lending agreements. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,246,827 and $1,835,122 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$1,246,827	$1,842,557

Total	1,246,827	1,842,557
Securities received	—	—

Total collateral received	$1,246,827	$1,842,557

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

87

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$43,483	$43,483	$245,460	$245,460
30 days or less	342,947	342,947	478,305	478,305
31 to 60 days	509,716	509,716	335,517	335,517
61 to 90 days	124,351	124,351	190,847	190,847
91 to 120 days	121,552	121,552	329,816	329,816
121 to 180 days	104,778	104,778	251,440	251,440
1 to 2 years	—	—	417	417
2 to 3 years	—	—	935	935
Greater than 3 years	—	—	2,385	2,385

Total	1,246,827	1,246,827	1,835,122	1,835,122
Securities received	—	—	—	—

Total collateral reinvested	$1,246,827	$1,246,827	$1,835,122	$1,835,122

Collateral for securities lending transactions that extend beyond one year from the report date is as follows:

Description of collateral	2019	2018
ABS Autos	$—	$1,352
ABS Credit Cards	—	2,385

Total collateral extending beyond one year of the reporting date	$—	$3,737

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,248,011 (fair value of $1,246,827) that are currently tradable securities that could be sold and used to pay for the $1,246,827 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code (IRC). Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $11,926, $12,769 and $13,133 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017 respectively.

88

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the IRC.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the qualified defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $23,904, $23,481 and $30,676 for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of postretirement expenses was $5,037, $5,027 and $7,332 for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

89

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $920,368, $894,440 and $1,117,864 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $559,946, $596,861 and $826,172 during 2019, 2018 and 2017, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $130,182, $138,490 and $150,063 for these services during 2019, 2018 and 2017, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $50,537, $40,865 and $37,060 for the years ended December 31, 2019, 2018 and 2017, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2019, 2018 and 2017, the Company received (paid) net interest of ($1,760), ($476) and ($869) from (to) affiliates, respectively. At December 31, 2019 and 2018, respectively, the Company reported net payables from affiliates of $29,972 and $44,462. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2019, the Company had short-term intercompany notes receivable of $240,300 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$77,700	September 4, 2020	2.04%
TA Corp	1,400	September 5, 2020	2.04%
TA Corp	43,700	September 19, 2020	2.04%
TA Corp	49,000	October 21, 2020	1.92%
TA Corp	43,500	December 26, 2020	1.61%
TA Corp	25,000	December 29, 2020	1.61%

90

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $182,753 and $179,004, respectively, and is included in Other assets on the balance sheets. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $170,124 and $167,126 at December 31, 2019 and 2018, respectively, and is included in Aggregate reserves for policies and contracts on the Balance Sheets.

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$22,345
Real Estate Alternatives Portfolio 3, LLC	$18,419
Real Estate Alternatives Portfolio 4 HR, LLC	$95,091
Real Estate Alternatives Portfolio 4 MR, LLC	$6,085
Aegon Multi-Family Equity Fund, LLC	$55,911
Aegon Workforce Housing Fund 2, L.P.	$154,601
Aegon Workforce Housing Fund 3, L.P.	$12,477
Natural Resources Alternatives Portfolio I, LLC	$170,193
Natural Resources Alternatives Portfolio II, LLC	$1
Natural Resources Alternatives Portfolio 3, LLC	$125,161
Zero Beta Fund, LLC	$257,897

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from Investors Warranty of America, LLC (IWA), a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statements of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

91

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$12,963	$12,963	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
ASIA INVESTMENT HOLDING LTD	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$12,963	$12,963	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,274,424	$1,274,424	$—

Aggregate Total	XXX	$1,274,424	$1,274,424	$—

December 31, 2018
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$—

Aggregate Total	XXX	$1,023,065	$1,023,065	$—

92

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2019
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2019	$20,940	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	—	—	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	—	—	I
ASIA INVESTMENT HOLDING LTD	NA	—	—	—	—	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	—	—	I
GARNET ASSURANCE CORP III	NA	—	—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$20,940	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	1/21/2020	$608,633	Y	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$608,633	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$629,573	—	—	—

Aggregate Total	—	—	$629,573	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

93

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	Y	N	I
GARNET ASSURANCE CORP III	NA	—	—	N	N	I

Total SSAP No. 97 8b(iii) Entities	—	—	$16,471	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$815,587	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$832,058	—	—	—

Aggregate Total	—	—	$832,058	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Excess of loss reinsurance asset
Pine Falls Re (PFRe)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

94

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has two Limited Purpose Subsidiaries (LPS) with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$—	$(2,298,765)	$—	$—
Pine Falls Re**	—	(1,100,000)	—	—
MLIC Re**	—	(770,000)	—	—
TLIC Oakbrook Reinsurance, Inc.	—	(3,383,614)	1,238,107	—
TLIC Watertree Reinsurance, Inc.	—	(858,258)	544,597	—

*	Per AP&P Manual (without permitted or prescribed practices)
**	The SCA is valued at zero in the Company’s financial statements

Had the above SCA entities not been permitted to recognize the letters of credit, excess of loss reinsurance assets, or the credit linked note as admitted assets in the financial statements, the risk-based capital would have been below the mandatory control level which would have triggered a regulatory event.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 14. Commitments and Contingencies.

14. Commitments and Contingencies

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $177,098 and $238,370, respectively.

The Company has contingent commitments of $732,478 and $718,870 as of December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $26,728 and $55,107, respectively.

95

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2019 and 2018 was $12,478 and $11,086, respectively.

Private placement commitments outstanding as of December 31, 2019 and 2018 were $81,493 and $78,516, respectively.

The Company sold $101,473 and $1,658 of “to-be-announced” (TBA) securities as of December 31, 2019 and 2018, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $80,993 and $6,782.

At December 31, 2019 and 2018, securities in the amount of $46,975 and $254,930, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheets as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2019. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2019, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the

96

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2019, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2019, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB holds related statutory-basis policy and claim reserves of $2,334,649 and $2,212,527, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,585,273 and $3,458,012, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

97

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $577 and $587 under this agreement in 2019 and 2018, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2019 and 2018 for the total payout block is $3,154,349 and $3,235,571, respectively. As this reserve is already recorded on the balance sheets of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

During 2019, the Company entered into an agreement with Aegon USA Realty Advisors, LLC to commit to purchase certain tax credit investments up to a maximum of $100,000. Under the terms of the agreement, the Company provides certain commitments to purchase tax credit investments that are part of tax credit funds in the event certain conditions are met. The Company did not acquire any tax credit investments during 2019 under this agreement. As of December 31, 2019, the commit to purchase amount is $47,890.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2019 and 2018:

	December 31
	2019	2018
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,919,933	$5,670,570

Current liability recognized in financial statements:
Noncontingent liabilities	—	—

Contingent liabilities	—	—

Ultimate financial statement impact if action required:
Incurred claims	5,919,922	5,670,539
Other	11	31

Total impact if action required	$5,919,933	$5,670,570

98

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,472,120. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	32,800	123,400
Excess Stock	—	—

Total	$42,800	$133,400

At December 31, 2019 and 2018, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2019
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

99

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,334,507	$1,259,059
Maximum Collateral Pledged	4,031,902	4,029,873

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$820,000	$—	$2,820,000	$—
Funding agreements[2]	—	—	265,000	266,742

Total	$820,000	$—	$3,085,000	$266,742

1 The maximum amount of borrowing during 2019 was $2,695,000

2 The maximum amount of borrowing during 2019 was $0

As of December 31, 2019, the weighted average interest rate on FHLB advances was 2.183% with a weighted average term of 2.3 years. As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,953,828 and $1,905,244 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans, where the plan sponsor retains ownership and control of the related plan assets and the Company provides book value benefit responsiveness to qualified participant withdrawals, in the event withdrawals requested exceeds plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit withdrawal needs and earns a market interest rate on these advances. A periodically adjusted contract-crediting rate is a means by which investment and benefit responsiveness experience is passed through to participants. In return for the book value benefit responsiveness guarantee, the Company receives a premium that varies based on such elements as benefit responsiveness exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines ensuring the appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements to have a material impact on the reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2019.

100

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given their complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes includes substantial demands for compensatory and punitive damages, and injunctive relief, damages arising from such demands are typically not to be material to the Company’s financial position.

The Company has been named in class actions and individual lawsuits relating to increases in monthly deduction rates (MDR) on universal life products. The Company continues to defend against various lawsuits initiated by opt outs of one federal class action filed in the Central District of California that was settled in 2018 and approved in 2019. While the settlement has been administered for participating class members, the Company continues to hold a provision for opt out policyholder litigation. The Company also continues to defend other class actions and individual actions relating to MDR increases on different blocks of universal life insurance policies.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheets. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,066 and $7,893 and an offsetting premium tax benefit $5,402 and $6,198 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $2,296, $400 and $216, for the years ended December 31, 2019, 2018 and 2017, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company is party to municipal repurchase agreements which were established via bilateral trades and accounted for as secured borrowings. For municipal repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly. The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

101

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information on the securities sold under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$113,025
Fair Value	$218,538	$207,007	$231,989	$125,603
Ending Balance
BACV	XXX	XXX	XXX	$113,025
Fair Value	$170,891	$207,007	$231,989	$125,603

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$215,269
Fair Value	$171,138	$190,768	$225,811	$225,409
Ending Balance
BACV	XXX	XXX	XXX	$205,405
Fair Value	$171,138	$188,120	$225,811	$217,575

	2019			2018
	NAIC 1	NAIC 2	Total	NAIC 1	NAIC 2	Total
Bonds—BACV	$111,825	$1,200	$113,025	$193,398	$12,007	$205,405
Bonds—FV	124,403	1,200	125,603	205,526	12,049	217,575

These securities have maturity dates that range from 2020 to 2097.

102

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides information on the cash collateral received and liability to return collateral under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$125,952	$157,496	$174,120	$99,794
Ending Balance (1)
Cash	$125,952	$154,345	$78,286	$97,858

(1)	The remaining collateral held was greater than 90 days from contractual maturity.

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$122,018	$152,634	$167,228	$98,835
Ending Balance
Cash	$121,892	$148,082	$78,013	$95,515

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $450,208 and $215,483, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $1,379 and $1,125, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $550,333 and a fair value of $551,504 were subject to dollar repurchase agreements. These securities have maturity dates that range from October 1, 2034 to October 1, 2049. At December 31, 2018, securities with a book value of $371,260 and a fair value of $368,256 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2019	2018
Open	$448,829	$214,357

Total	448,829	214,357
Securities received	—	—

Total collateral received	$448,829	$214,357

103

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2019 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)
Common stocks	6	$26	$12	$17

16. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

	December 31
	2019	2018
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$130,191,350	$124,175,952
Increase in other assets	23,416	—
Increase in net deferred income tax asset	8,660	—

Total assets as reported in the accompanying audited statutory basis balance sheet	$130,223,426	$124,175,952

Total liabilities as reported in the Company’s Annual Statement	$123,630,600	$117,898,517
Increase in other liabilities	23,416	—
Increase in aggregate reserves for policies and contracts	41,240	—

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$123,695,256	$117,898,517

Total capital and surplus as reported in the Company’s Annual Statement	$6,560,750	$6,277,435
Decrease in premiums	—	(14,950)
Increase in change in aggregate reserves	(41,240)	—
Increase in change in net deferred income tax asset	8,660	—
Increase in other changes—net	—	14,950

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$6,528,170	$6,277,435

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$3,335,262	$(1,408,868)
Decrease in premiums and other considerations	(653,203)	(635,470)
Decrease in fee revenue and other income	—	(5,700)
Decrease in surrender benefits	653,203	618,170
Increase in change in aggregate reserves	(41,240)	—
Increase in federal income tax (benefit) expense	—	(8,050)

Total net income as reported in the accompanying audited statutory basis statement of operations	$3,294,022	$(1,423,818)

The reconciling differences to the Annual Statement is driven by Management’s decision to revise prior year amounts. Please refer to Revision to Prior Years in Note 3 for further details.

104

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Other adjustments relate to actuarial modeling errors and reclassification errors. The Company considered the impacts of each of these errors to be not material both individually and in the aggregate and concluded that none were significant for individual categorization herein.

17. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheets date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheets date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 27, 2020.

Events that are indicative of conditions that arose after the balance sheets date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified Type II subsequent events for the year ended December 31, 2019.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes that the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

The Company is defending a class action lawsuit and individual lawsuits relating to increases in MDR on universal life products. A settlement announced in the class action lawsuit in early April 2020 will result in the establishment of an estimated $94,000 reserve, which will be reflected in the Company’s first quarter of 2020 results. If the settlement is ultimately approved by the court, the Company expects to fund the settlement in third or fourth quarter of 2020.

105

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

106

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

107

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

108

Statutory-Basis Financial

Statement Schedules

109

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$4,124,054	$5,081,559	$4,306,199
States, municipalities and political subdivisions	1,315,704	1,407,331	1,315,705
Foreign governments	349,796	369,821	349,796
Hybrid securities	396,942	440,640	396,942
All other corporate bonds	19,066,967	21,344,844	19,043,825
Preferred stocks	115,659	109,845	111,630

Total fixed maturities	25,369,122	28,754,040	25,524,097
Equity securities
Common stocks:
Industrial, miscellaneous and all other	58,311	80,789	80,789

Total equity securities	58,311	80,789	80,789
Mortgage loans on real estate	5,096,613		5,096,613
Real estate	51,546		51,546
Policy loans	1,099,596		1,099,596
Other long-term investments	1,072,720		1,072,720
Receivable for securities	18,535		18,535
Securities lending	1,246,827		1,246,827
Cash, cash equivalents and short-term investments	1,453,503		1,453,503

Total investments	$35,466,773		$35,644,226

(1)	Equity securities are reported at original cost. Fixed maturities are reported at original cost reduced by repayments and adjusted for amortization of premiums and accrual of discounts.
(2)

United States government and corporate bonds of $19,690 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $1,037 due to having an NAIC 4 and 5 ratings.

110

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$10,421,944	$—	$341,604	$1,006,977	$642,673	$1,171,877	$422,774
Individual health	80,537	92,813	27,401	100,145	10,837	55,956	229,548
Group life and health	1,527,571	20,356	76,891	595,324	94,785	202,901	212,660
Annuity	14,094,715	—	33,330	10,443,660	896,030	13,853,202	(2,991,668)

	$26,124,767	$113,169	$479,226	$12,146,106	$1,644,325	$15,283,936	$(2,126,686)

Year ended December 31, 2018
Individual life	$11,337,912	$—	$378,855	$87,370	$746,129	$1,605,665	$803,671
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,938	95,911	306,199	276,705
Annuity	14,244,431	—	37,065	9,980,980	658,084	16,182,017	(3,230,310)
Other	—	—	—	—	141,678	—	—

	$27,181,510	$113,439	$527,901	$10,813,518	$1,667,172	$18,159,694	$(1,956,254)

Year ended December 31, 2017
Individual life	$10,967,747	$—	$279,234	$(7,804,573)	$(1,001,846)	$(1,700,459)	$519,906
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,355,269	—	27,887	5,271,506	1,497,683	9,199,357	(2,544,778)
Other	—	—	—	—	437,448	—	—

	$26,951,881	$115,013	$434,807	$(3,514,168)	$2,516,282	$3,377,666	$(2,724,365)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

111

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$503,852,244	$774,726,771	$421,298,647	$150,424,120	280%

Premiums:
Individual life	$2,582,854	$2,821,951	$1,246,074	$1,006,977	124%
Individual health	529,850	432,873	3,168	100,145	3%
Group life and health	704,156	109,598	766	595,324	0%
Annuity	10,756,542	394,566	81,684	10,443,660	1%

	$14,573,402	$3,758,988	$1,331,692	$12,146,106	11%

Year ended December 31, 2018
Life insurance in force	$976,929,481	$831,268,672	$1,204	$145,662,013	0%

Premiums:
Individual life	$2,460,547	$3,668,683	$1,295,506	$87,370	1483%
Individual health	532,131	429,165	3,264	106,230	3%
Group life and health	753,426	131,816	17,328	638,938	3%
Annuity	10,102,616	199,520	77,884	9,980,980	1%

	$13,848,720	$4,429,184	$1,393,982	$10,813,518	13%

Year ended December 31, 2017
Life insurance in force	$537,551,597	$887,853,357	$484,570,357	$134,268,597	361%

Premiums:
Individual life	$2,452,523	$11,837,526	$1,580,429	$(7,804,574)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,424,428	4,218,194	65,273	5,271,507	1%

	$13,209,093	$18,400,221	$1,676,960	$(3,514,168)	-48%

112

18. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

On May 15, 2020, TPLIC paid a dividend to its parent company, CGC, in the amount of $700,000. CGC then contributed this amount to TLIC. The dividend and contribution included $76,604 in cash and $623,396 in securities.

On June 30, 2020, the Company received $96,035 from TFLIC as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 per share with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive and affiliate, and TPIC entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements whereby the secondary guarantee is retained by TPRe.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the company to TPLIC. The company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company will merger with TPLIC, an Iowa domiciled affiliate, and MLIC Re, a Vermont domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Department and the Department of Financial Regulation of Vermont.

113

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Premier Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Premier Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

2

Report of Independent Auditors

To the Board of Directors of

Transamerica Premier Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Premier Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory basis financial statements taken as a whole. The Supplemental Schedule of Selected Statutory - Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories – Statutory Basis, and Summary Investment Schedule – Statutory Basis (collectively, the “supplemental schedules”) of the Company as of December 31, 2019 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 20, 2020

2

Transamerica Premier Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$728,220	$902,074
Bonds	17,877,965	16,814,750
Preferred stocks	4,955	9,958
Common stocks	158,426	150,617
Mortgage loans on real estate	2,737,109	2,436,202
Real estate	187,639	217,646
Policy loans	962,408	936,884
Securities lending reinvested collateral assets	757,186	575,155
Derivatives	25,531	34,933
Other invested assets	1,039,664	808,423

Total cash and invested assets	24,479,103	22,886,642

Accrued investment income	226,564	219,256
Premiums deferred and uncollected	151,139	176,727
Funds held by reinsurer	524,067	453,319
Net deferred income tax asset	231,249	238,949
Other assets	396,237	365,474
Separate account assets	26,508,334	23,296,139

Total admitted assets	$52,516,693	$47,636,506

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$17,894,601	$16,965,724
Policy and contract claim reserves	463,716	434,245
Liability for deposit-type contracts	356,309	584,693
Other policyholders’ funds	9,790	11,304
Transfers from separate accounts due or accrued	(26,478)	(41,964)
Funds held under reinsurance treaties	641,858	689,145
Asset valuation reserve	384,650	317,840
Interest maintenance reserve	1,039,810	1,110,342
Derivatives	81,072	61,290
Payable for collateral under securitites loaned and other transactions	959,484	695,892
Borrowed money	1,434,416	1,290,299
Other liabilities	468,195	256,398
Separate account liabilities	26,508,334	23,296,139

Total liabilities	50,215,757	45,671,347

Capital and surplus
Common stock	10,137	10,137
Preferred stock	—	—
Treasury stock	—	—
Surplus notes	60,000	160,000
Paid-in surplus	1,057,861	1,057,857
Special surplus funds	1,334	—
Unassigned surplus	1,171,604	737,165

Total capital and surplus	2,300,936	1,965,159

Total liabilities and capital and surplus	$52,516,693	$47,636,506

See accompanying notes.

3

Transamerica Premier Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and annuity considerations	$3,347,881	$3,550,022	$2,296,304
Net investment income	1,094,859	1,050,408	879,492
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	(170,748)	(144,423)	239,322
Fee revenue and other income	362,101	417,003	335,473

Total revenue	4,634,093	4,873,010	3,750,591

Benefits and expenses
Death benefits	384,956	376,460	339,863
Accident and health benefits	831,058	828,511	1,049,960
Annuity benefits	318,391	258,654	289,541
Surrender benefits	1,939,577	1,176,594	1,071,731
Other benefits	60,302	67,143	68,312
Net increase (decrease) in reserves	961,715	790,001	3,400,067
Commissions	512,527	628,139	1,210,260
Net transfers to (from) separate accounts	(1,261,078)	(332,080)	(161,346)
Modified coinsurance reserve adjustment assumed	(7,160)	(13,365)	(4,855,921)
IMR adjustment due to reinsurance	—	—	714,351
General insurance expenses and other	510,442	453,327	453,186

Total benefits and expenses	4,250,730	4,233,384	3,580,004

Gain (loss) from operations before dividends and federal income taxes	383,363	639,626	170,587

Dividends to policyholders	1,030	1,025	1,081

Gain (loss) from operations before federal income taxes	382,333	638,601	169,506
Federal income tax (benefit) expense	39,259	30,372	903,151

Net gain (loss) from operations	343,074	608,229	(733,645)
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	229,130	(71,838)	411,452

Net income (loss)	$572,204	$536,391	$(322,193)

See accompanying notes.

4

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2017	$7,364	$2,773	$160,000	$710,131	$2,105	$795,304	$1,677,677
Net income (loss)	—	—	—	—	—	(322,193)	(322,193)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(23,101)	(23,101)
Change in net deferred income tax asset	—	—	—	—	—	(39,231)	(39,231)
Change in nonadmitted assets	—	—	—	—	—	(16,230)	(16,230)
Change in reserve on account of change in valuation basis	—	—	—	—	—	42,157	42,157
Change in asset valuation reserve	—	—	—	—	—	(64,645)	(64,645)
Change in surplus as a result of reinsurance	—	—	—	—	—	322,858	322,858
Dividends to stockholders	—	—	—	—	—	(350,000)	(350,000)
Capital Contribution	—	—	—	350,000	—	—	350,000
Other changes - net	—		—	(2,221)	1,580	2,416	1,775

Balance at December 31, 2017	7,364	2,773	160,000	1,057,910	3,685	347,335	1,579,067
Net income (loss)	—	—	—	—	—	536,391	536,391
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	36,958	36,958
Change in net deferred income tax asset	—	—	—	—	—	7,833	7,833
Change in nonadmitted assets	—	—	—	—	—	20,283	20,283
Change in reserve on account of change in valuation basis	—	—	—	—	—	(7,030)	(7,030)
Change in asset valuation reserve	—	—	—	—	—	(27,727)	(27,727)
Change in surplus as a result of reinsurance	—	—	—	—	—	(179,574)	(179,574)
Other changes - net	—	—	—	(53)	(3,685)	2,696	(1,042)

Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159

5

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159
Net income (loss)	—	—	—	—	—	572,204	572,204
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	51,698	51,698
Change in net deferred income tax asset	—	—	—	—	—	10,084	10,084
Change in nonadmitted assets	—	—	—	—	—	14,015	14,015
Change in reserve on account of change in valuation basis	—	—	—	—	—	30,452	30,452
Change in asset valuation reserve	—	—	—	—	—	(66,810)	(66,810)
Change in surplus as a result of reinsurance	—	—	—	—	—	(181,854)	(181,854)
Change in surplus notes	—		(100,000)	—			(100,000)
Dividends to stockholders	—		—	—	—	(8,444)	(8,444)
Other changes - net	—	—	—	4	1,334	13,094	14,432

Balance at December 31, 2019	$7,364	$2,773	$60,000	$1,057,861	$1,334	$1,171,604	$2,300,936

See accompanying notes.

6

Transamerica Premier Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$3,374,817	$3,573,062	$3,605,127
Net investment income	1,049,463	988,075	719,246
Other income	119,112	184,835	208,482
Benefit and loss related payments	(3,470,951)	(2,617,277)	(2,662,734)
Net transfers from separate accounts	1,276,609	344,666	180,649
Commissions and operating expenses	(1,151,522)	(1,242,500)	(1,119,469)
Dividends paid to policyholders	(1,091)	—	—
Federal income taxes (paid) received	(25,440)	(1,009,824)	(14,189)

Net cash provided by operating activities	1,170,997	221,037	917,112

Investing activities
Proceeds from investments sold, matured or repaid	3,850,764	4,220,254	3,939,238
Costs of investments acquired	(5,233,742)	(4,906,476)	(4,461,555)
Net increase (decrease) in policy loans	(25,524)	(11,481)	997

Net cost of investments acquired	(5,259,266)	(9,346,512)	(4,460,558)

Net cash provided by (used in) investing activities	(1,408,502)	(697,703)	(521,320)

Financing and miscellaneous activities
Capital and paid in surplus, less treasury stock	$(100,000)	$—	$—
Capital contribution received (returned)	4	149,947	200,000
Dividends to stockholders	—	—	(350,000)
Net deposits (withdrawals) on deposit-type contracts	(237,635)	(155,020)	(138,376)
Net change in borrowed money	144,774	(188,058)	127,948
Net change in payable for collateral under securities lending and other transactions	182,031	146,987	(130,411)
Other cash (applied) provided	74,478	(56,482)	168,040

Net cash provided by (used in) financing and miscellaneous activities	63,651	(102,626)	(122,799)

Net increase (decrease) in cash, cash equivalents and short-term investments	(173,854)	(579,292)	272,993
Cash, cash equivalents and short-term investments:
Beginning of year	902,074	1,481,366	1,208,373

End of year	$728,220	$902,074	$1,481,366

See accompanying notes.

7

Transamerica Premier Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Supplemental disclosures of cash flow information
Significant non-cash activities during the year not included in the Statutory Statements of Cash Flow
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	$—	$—	$2,593,112
Receipt of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Tranfer of bonds to settle reinsurance obligations	—	—	22,479
Dividend received from subsidiary	11,270	30,000	100,000
Contribution receivable from parent	—	—	150,000
Asset transfer of ownership between hedge funds	—	—	88,481
Release of funds withheld related to affiliated reinsurance recapture	—	—	—
Investments received for insured securities losses	—	30,032	—
Noncash contribution (distribution) to affiliate	(8,444)	1,360	—
Noncash return of capital from affiliate	—	5,912	—
Noncash transaction on sale of real estate	(540)	—	—

8

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Premier Life Insurance Company (the Company, formerly known as Monumental Life Insurance Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Company sells a full line of insurance products, including individual, credit, group, indexed universal life, variable universal life and variable annuities, annuity, long term care insurance, and accident and health policies as well as investment products, including guaranteed investment contracts. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are through agents, brokers, financial planners, independent representatives, financial institutions, stockbrokers and direct response methods. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

9

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-

10

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

11

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment.

12

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserve

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the Risk Based Capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $54,607. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

13

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Instruments

Overview: The Company may use various derivative instruments (swaps and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86 - Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains or losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given

14

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract, and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

15

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

16

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of general insurance accounts receivable, reinsurance receivable, and company owned life insurance. Other “admitted assets” are valued principally at cost, as required or permitted by Iowa Insurance Laws.

Other liabilities consist primarily of amounts withheld by the Company, payables for securities, and reinsurance payable.

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders, do not have minimum guarantees and the investment risks associated with the fair value changes are borne by the policyholder. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account due to the nature of the guaranteed return.

17

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a non-deduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

18

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements, supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

19

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP 101 does not consider state income taxes in the measurement of deferred taxes. SSAP 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents that excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC Accounting Practices and Procedures Manual (NAIC SAP).

20

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Goodwill

Goodwill is measured as the difference between the cost of acquiring the entity and the reporting entity’s share of the book value of the acquired entity. Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

21

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 Valuation Manual section 21 (VM-21) and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the decrease to the VM-21 reserve of $30,452. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

22

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

23

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

24

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

25

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$631,215	$631,185	$441,346	$189,869	$—	$—	$—
Short-term notes receivable from affiliates	102,900	102,900	—	102,900	—	—	—
Bonds	19,995,877	17,877,965	2,000,037	17,791,417	204,423	—	—
Preferred stocks, other than affiliates	4,361	4,955	—	2,089	2,272	—	—
Common stocks, other than affiliates	59,057	59,057	1,872	—	57,185	—	—
Mortgage loans on real estate	2,876,259	2,737,109	—	—	2,876,259	—	—
Other invested assets	190,192	172,968	—	189,214	978	—	—
Derivative assets:
Interest rate swaps	11,171	8,635	—	11,171	—	—	—
Currency swaps	13,458	4,365	—	13,458	—	—	—
Credit default swaps	19,459	10,576	—	19,459	—	—	—
Interest rate futures	7	7	7	—	—	—	—
Equity futures	1,948	1,948	1,948	—	—	—	—
Derivative assets total	46,043	25,531	1,955	44,088	—	—	—
Policy loans	962,408	962,408	—	962,408	—	—	—
Securities lending reinvested collateral	599,859	599,859	58	599,801	—	—	—
Separate account assets	25,337,229	25,337,230	23,358,660	1,978,570	—	—	—

Liabilities
Investment contract liabilities	2,272,404	1,461,721	—	45,313	2,227,090	—	—
Derivative liabilities:
Interest rate swaps	(75,597)	58,916	—	(75,597)	—	—	—
Currency swaps	17,050	14,733	—	17,050	—	—	—
Credit default swaps	(2,855)	1,169	—	(2,855)	—	—	—
Equity swaps	4,361	4,361	—	4,361	—	—	—
Interest rate futures	544	544	544	—	—	—	—
Equity futures	1,349	1,349	1,349	—	—	—	—
Derivative liabilities total	(55,148)	81,072	1,893	(57,041)	—	—	—
Dollar repurchase agreements	254,814	254,814	—	254,814	—	—	—
Payable for securities lending	757,186	757,186	—	757,186	—	—	—
Payable for derivative cash collateral	202,298	202,298	—	202,298	—	—	—
Separate account annuity liabilities	22,578,162	22,578,162	13	22,578,149	—	—	—

26

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$718,998	$718,998	$656,505	$62,493	$—	$—	$—
Short-term notes receivable from affiliates	194,600	194,600	—	194,600	—	—	—
Bonds	16,943,037	16,814,750	1,833,213	14,958,270	151,554	—	—
Preferred stocks, other than affiliates	9,214	9,958	—	2,380	6,834	—	—
Common stocks, other than affiliates	67,063	67,063	134	—	66,929	—	—
Mortgage loans on real estate	2,433,036	2,436,202	—	—	2,433,036	—	—
Other invested assets	178,709	174,272	—	177,480	1,229	—	—
Derivative assets:
Interest rate swaps	9,174	4,634	—	9,174	—	—	—
Currency swaps	14,877	7,633	—	14,877	—	—	—
Credit default swaps	13,304	15,582	—	13,304	—	—	—
Equity swaps	4,589	4,589	—	4,589	—	—	—
Interest rate futures	213	213	213	—	—	—	—
Equity futures	2,282	2,282	2,282	—	—	—	—
Derivative assets total	44,439	34,933	2,495	41,944	—	—	—
Policy loans	936,884	936,884	—	936,884	—	—	—
Securities lending reinvested collateral	518,646	518,646	24,677	493,969	—	—	—
Separate account assets	22,017,523	22,017,523	19,752,326	2,265,141	56	—	—

Liabilities
Investment contract liabilities	1,919,385	1,799,337	—	45,337	1,874,048	—	—
Derivative liabilities:
Interest rate swaps	(44,671)	49,173	—	(44,671)	—	—	—
Currency swaps	15,155	9,391	—	15,155	—	—	—
Credit default swaps	(1,148)	2,352	—	(1,148)	—	—	—
Equity swaps	208	208	—	208	—	—	—
Interest rate futures	39	39	39	—	—	—	—
Equity futures	127	127	127	—	—	—	—
Derivative liabilities total	(30,290)	61,290	166	(30,456)	—	—	—
Dollar repurchase agreements	110,040	110,040	—	110,040	—	—	—
Payable for securities lending	575,155	575,155	—	575,155	—	—	—
Payable for derivative cash collateral	120,737	120,737	—	120,737	—	—	—
Separate account annuity liabilities	20,027,327	20,027,327	3,278	20,024,049	—	—	—

27

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$129	$—	$—	$129
Industrial and miscellaneous	—	336	2,791	—	3,127

Total bonds	—	465	2,791	—	3,256

Preferred stock
Industrial and miscellaneous	—	—	2,272	—	2,272

Total preferred stock	—	—	2,272	—	2,272

Common stock
Industrial and miscellaneous	1,872	—	57,185	—	59,057

Total common stock	1,872	—	57,185	—	59,057

Cash equivalents and short-term
Money market mutual funds	441,346	—	—	—	441,346

Total cash equivalents and short-term	441,346	—	—	—	441,346

Securities lending reinvested collateral	58	—	—	—	58
Derivative assets	1,955	8,556	—	—	10,511
Separate account assets	23,358,660	1,978,570	—	—	25,337,230

Total assets	$23,803,891	$1,987,591	$62,248	$—	$25,853,730

Liabilities:
Derivative liabilities	$1,893	$16,699	$—	$—	$18,592
Separate account liabilities	13	—	—	—	13

Total liabilities	$1,906	$16,699	$—	$—	$18,605

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$30,077	$4,858	$—	$34,935
Hybrid securities	—	16,037	—	—	16,037

Total bonds	—	46,114	4,858	—	50,972

Preferred stock
Industrial and miscellaneous	—	—	6,834	—	6,834

Total preferred stock	—	—	6,834	—	6,834

Common stock
Industrial and miscellaneous	134	—	66,929	—	67,063

Total common stock	134	—	66,929	—	67,063

Cash equivalents and short-term
Money market mutual funds	656,505	—	—	—	656,505

Total cash equivalents and short-term	656,505	—	—	—	656,505

Securities lending reinvested collateral	24,677	—	—	—	24,677
Derivative assets	2,495	9,144	—	—	11,639
Separate account assets	19,752,326	2,265,141	56	—	22,017,523

Total assets	$20,436,137	$2,320,399	$78,677	$—	$22,835,213

Liabilities:
Derivative liabilities	$166	$10,091	$—	$—	$10,257
Separate account liabilities	3,278	—	—	—	3,278

Total liabilities	$3,444	$10,091	$—	$—	$13,535

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 is internally valued using significant unobservable inputs.

28

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Common stocks classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018.

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,858	$—	$622	$44	$247
Preferred stock	6,834	—	—	—	(6,052)
Common stock	66,929	—	1,700	(553)	(28)
Separate account assets	56	—	53	—	—

Total	$78,677	$—	$2,375	$(509)	$(5,833)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
Other	$—	$—	$—	$1,736	$2,791
Preferred stock	1,490	—	—	—	2,272
Common stock	811	1,526	9,800	—	57,185
Separate account assets	—	—	—	3	—

Total	$2,301	$1,526	$9,800	$1,739	$62,248

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

29

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,974	$287	$—	$78	$(26)
Preferred stock	7,390	—	—	—	(1,856)
Common stock	70,335	—	34	(27)	(1,173)
Separate account assets	67	—	—	1	(1)

Total	$82,766	$287	$34	$52	$(3,056)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Other	$—	$—	$—	$455	$4,858
Preferred stock	1,888	—	588	—	6,834
Common stock	—	28	2,200	—	66,929
Separate account assets	—	—	—	11	56

Total	$1,888	$28	$2,788	$466	$78,677

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 the Company has 1 property that is held for sale. This property is carried at fair value less cost to sell, which amounts to $745.

The Company also had three properties that were held for sale as of December 31, 2018. The carrying amount for each of these properties was less than their fair value and, therefore, they are not measured at fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

30

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair values of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Unaffiliated bonds:
United States Government and agencies	$1,601,214	$247,311	$357	$1,848,168
State, municipal and other government	699,845	36,231	8,841	727,235
Hybrid securities	139,964	18,294	2,490	155,768
Industrial and miscellaneous	13,440,685	1,677,600	43,652	15,074,633
Mortgage and other asset-backed securities	1,996,257	199,752	5,936	2,190,073

Total unaffiliated bonds	17,877,965	2,179,188	61,276	19,995,877
Unaffiliated preferred stocks	4,955	66	660	4,361

	$17,882,920	$2,179,254	$61,936	$20,000,238

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	58,999	111	53	59,057

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Unaffiliated bonds:
United States Government and agencies	$1,645,120	$69,542	$33,955	$1,680,707
State, municipal and other government	416,752	12,733	13,939	415,546
Hybrid securities	145,271	9,152	7,013	147,410
Industrial and miscellaneous	12,911,155	528,970	550,783	12,889,342
Mortgage and other asset-backed securities	1,696,452	134,037	20,457	1,810,032

Total unaffiliated bonds	16,814,750	754,434	626,147	16,943,037
Unaffiliated preferred stocks	9,958	56	800	9,214

	$16,824,708	$754,490	$626,947	$16,952,251

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	67,017	67	21	67,063

31

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$330,436	$332,890
Due after one year through five years	2,673,811	2,820,295
Due after five years through ten years	3,000,633	3,362,510
Due after ten years	9,876,828	11,290,108

	15,881,708	17,805,803
Mortgage and other asset-backed securities	1,996,257	2,190,074

Total	$17,877,965	$19,995,877

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$—	$—	$11,224	$357
State, municipal and other government	17,582	2,010	232,694	6,831
Hybrid securities	26,780	2,475	3,302	15
Industrial and miscellaneous	262,510	29,928	387,345	13,724
Mortgage and other asset-backed securities	60,442	2,868	369,603	3,067

Total bonds	367,314	37,281	1,004,168	23,994

Preferred stocks-unaffiliated	1,340	660	—	—
Common stocks-unaffiliated	—	—	609	53

Total	$368,654	$37,941	$1,004,777	$24,047

32

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$63,881	$4,817	$707,210	$29,138
State, municipal and other government	33,780	2,461	158,447	11,478
Hybrid securities	12,595	1,893	44,591	5,120
Industrial and miscellaneous	1,180,161	67,218	6,509,117	483,565
Mortgage and other asset-backed securities	213,966	10,505	418,923	9,952

Total bonds	1,504,383	86,894	7,838,288	539,253

Preferred stocks-unaffiliated	1,200	800	—	—
Common stocks-unaffiliated	—	—	165	21

Total	$1,505,583	$87,694	$7,838,453	$539,274

During 2019, 2018, and 2017, respectively, there were $2,799, $99,187 and $0 of loan-backed and structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $503, $6,003, and $2,512, respectively.

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$170	$163	$7	$163	$114	03/31/2019
79548KXQ6	189	173	16	173	154	03/31/2019
14984WAA8	2,799	2,591	208	2,591	2,591	6/30/2019
87266TAJ1	154	127	27	127	102	6/30/2019
79548KXQ6	159	79	80	80	142	6/30/2019
36828QQK5	277	249	28	249	195	9/30/2019
026935AC0	2,080	2,066	14	2,066	1,968	12/31/2019
36828QQK5	249	126	123	126	195	12/31/2019

			$503

33

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$2,868	$3,417	$10,505	$17,168
The aggregate related fair value of securities with unrealized losses	60,442	372,394	213,966	465,773

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 104 and 374 securities with a carrying amount of $406,595 and $1,593,276 and an unrealized loss of $37,941 and $87,694. Of this portfolio, 66.8% and 88.0% were investment grade with associated unrealized losses of $10,107 and $62,824, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 214 and 1209 securities with a carrying amount of $1,028,162 and $8,377,542 and an unrealized loss of $23,994 and $539,253. Of this portfolio, 95.6% and 92.8% were investment grade with associated unrealized losses of $21,691 and $476,336, respectively.

At December 31, 2019 and 2018, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 5 and 6 securities with a cost of $661 and $186 and an unrealized loss of $53 and $21.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	3	$5,561	$5,401
Loan-backed and structured securities, amortized cost	1	3,138	3,138
Preferred stock, amortized cost	1	2,272	2,272

Total	5	$10,971	$10,811

December 31, 2018
Bond, amortized cost	3	$6,034	$6,010
Preferred stock, amortized cost	1	6,835	6,834

Total	4	$12,869	$12,844

34

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 75 and 57 securities as a result of a callable feature which generated investment income of $5,927 and $16,484, as a result of prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$2,953,444	$3,505,561	$5,152,507

Gross realized gains	$24,798	$23,436	$574,671
Gross realized losses	(18,768)	(168,483)	(12,699)

Net realized capital gains (losses)	$6,030	$(145,047)	$561,972

The Company had gross realized losses which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks for the years ended December 31, 2019, 2018 and 2017 of $8,476, $25,453 and $2,992, respectively.

At December 31, 2019, and 2018, the Company had no investments in restructured securities.

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019	Farm	Commercial	Total
AAA - AA	$—	$1,372,173	$1,372,173
A	9,890	1,254,899	1,264,789
BBB	—	98,796	98,796

	$9,890	$2,725,868	$2,735,758

December 31, 2018	Farm	Commercial	Total
AAA - AA	$—	$1,048,151	$1,048,151
A	10,000	1,304,089	1,314,089
BBB	—	72,347	72,347

	$10,000	$2,424,587	$2,434,587

The above tables exclude residential mortgage loans

35

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 70%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.23% and a minimum interest rate of 3.78% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 74%.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$9,890	$303	$2,700,403	$2,710,596
(b) 30-59 Days Past Due	—	886	—	886
(c) 60-89 Days Past Due	—	131	—	131
(d) 90-179 Days Past Due	—	25	3,500	3,525
(e) 180+ Days Past Due	—	6	21,965	21,971

Accruing interest 90-179 days past due
(a) Recorded investment	—	25	—	25
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$9,890	$—	$1,046,933	$1,056,823

36

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$10,000	$431	$2,399,122	$2,409,553
(b) 30-59 Days Past Due	—	1,045	—	1,045
(c) 60-89 Days Past Due	—	40	25,465	25,505
(d) 90-179 Days Past Due	—	93	—	93
(e) 180+ Days Past Due	—	7	—	7

Accruing interest 90-179 days past due
(a) Recorded investment	—	93	—	93
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$10,000	$—	$832,611	$842,611

At December 31, 2019 and 2018, there were no recorded investments in impaired loans with a related allowance for credit losses. The Company held no allowances for credit losses on mortgage loans at December 31, 2019 or December 31, 2018. There was no average recorded investment in impaired loans during 2019 or 2018. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans.

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans generally is recognized on a cash basis. The Company recognized no interest income on impaired loans for the years ended December 31, 2019, 2018 and 2017, respectively. The Company recognized no interest income on a cash basis for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $36,207 and $25,537, respectively.

37

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
South Atlantic	27%	28%	Apartment	53%	55%
Pacific	25	22	Retail	14	14
Middle Atlantic	10	10	Industrial	14	12
E. North Central	8	9	Office	11	9
Mountain	8	9	Other	6	7
W. South Central	8	8	Medical	2	2
W. North Central	7	7	Agricultural	—	1
E. South Central	4	4
New England	3	3

At December 31, 2019, 2018 and 2017, the Company held mortgage loans with a total net admitted asset value of $208, $239, and $268, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. There were no unfunded commitments to existing borrowers whose debt had been restructured at December 31, 2019, 2018 and 2017.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Investment properties	$186,894	$187,420
Properties held for sale	745	30,226

	$187,639	$217,646

As of December 31, 2019, there was one property classified as held-for-sale. As of December 31, 2018, there were three properties held-for-sale. The Company is working with an external commercial real estate advisor firm to actively market the property and negotiate with potential buyers. During 2019, the Company disposed of three properties throughout 2019, resulting in a net realized gains of $24,201. During 2018, one property classified as held-for-sale was disposed of resulting in a net realized loss of $8.

The Company disposed of one other property throughout 2019, resulting in a net realized loss of $57.

The Company does not engage in retail land sales operations.

38

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company does not hold any real estate investments with participating mortgage loans.

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $58,540 and $63,664, respectively.

There were no impairment losses taken on real estate in 2019 and 2018. Impairment losses of $696 were taken on real estate in 2017 to write the book value down to the current fair value, and were reflected as net realized losses in the statements of operations.

Reverse Mortgages

The company has reverse mortgages, which are reported as Other Invested Assets on the balance sheet. The carrying amount of the investment in reverse mortgages of $6,920 and $11,118 at December 31, 2019 and 2018, respectively, is net of the reserve of $2,891 and $4,197, respectively. Interest income of $523 and $814 was recognized for the years ended December 31, 2019 and 2018 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

During 2019 and 2018, respectively, reverse mortgages of $1,584 and $0 were foreclosed or acquired by deed and transferred to real estate.

Other Invested Assets

During 2019, 2018 and 2017, the Company did not recognize any impairment write down for its investments in joint ventures, partnerships or limited liability companies.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $88,481, which resulted in a realized gain of $43,498.

Tax Credits

For the year ending December 31, 2019, the Company had ownership interests in twenty-nine LIHTC properties with a carrying value of . The remaining years of unexpired tax credits ranged from one to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $66,571. Tax credits recognized in 2019 were $12,733, and other tax benefits recognized in 2019 were $1,546. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2018, the Company had ownership interests in twenty-seven LIHTC properties with a carrying value of $35,907. The remaining years of unexpired tax credits ranged from two to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments

39

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

expected to be paid during the years 2019 to 2029 is $77,186. Tax credits recognized in 2018 were $7,866, and other tax benefits recognized in 2018 were $2,964. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

	December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$568	$1,478
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$568	$20,178

	December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,268	$2,178
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$1,268	$20,878

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2029.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2019, 2018 and 2017.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018, was as follows:

	2019	2018
Fair value - positive	$218,361	$168,821
Fair value - negative	(117,169)	(94,091)

40

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

For the years ended December 31, 2019, 2018 and 2017, the Company has recorded ($7,547), $2,406 and ($3,602), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss). The Company did not recognize any unrealized gains or losses during 2019, 2018, or 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 13 years for forecasted hedge transactions. For the years ended December 31, 2019, 2018 and 2017 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $1,186 and $1,186, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$—	$—	$67
Caps	—	—	(45,848)
Puts	—	—	—

Total options	$—	$—	$(45,781)

Swaps:
Interest rate	$293	$(1,105)	$102,724
Credit	(279)	(2,444)	—
Total return	(9,112)	(4,853)	(26,122)

Total swaps	$(9,098)	$(8,402)	$76,602

Futures - net positions	216,114	(81,504)	167,302
Lehman settlements	14	55	122

Total realized gains (losses)	$207,030	$(89,851)	$198,245

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$18,303	$16,608	$(2,535)	$(1,212)
Interest rate swaps	—	—	—	751

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

41

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$19,459	$13,304	$(2,855)	$(1,148)
Interest rate swaps	—	—	—	—

Total	$19,459	$13,304	$(2,855)	$(1,148)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(279)	$(2,444)	$—
Interest rate swaps	—	(616)	—

Total	$(279)	$(3,060)	$—

As stated in Note 2, the Company replicates investment grade corporate bonds or sovereign debt by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

42

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

	2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,915	$273,200	1.7
Credit default swaps referencing indices		7	10,000	41.7

Subtotal		3,922	283,200	3.1

BBB	2
Single name credit default swaps (3)		9,747	560,760	2.0
Credit default swaps referencing indices		5,721	315,700	2.6

Subtotal		15,468	876,460	2.2

BB	3
Single name credit default swaps (3)		2,924	28,350	2.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,924	28,350	2.3

Total		$22,314	$1,188,010	2.4

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

43

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,556	$259,450	2.6
Credit default swaps referencing indices		—	—	—

Subtotal		3,556	259,450	2.6

BBB	2
Single name credit default swaps (3)		5,635	590,510	3.0
Credit default swaps referencing indices		2,588	291,500	3.4

Subtotal		8,223	882,010	3.1

BB	3
Single name credit default swaps (3)		2,674	28,350	3.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,674	28,350	3.3

Total		$14,453	$1,169,810	3.0

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

44

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$900,200	$886,000	$19,459	$13,304
Currency swaps	51,684	73,235	13,458	14,877
Equity futures	5	2	1,948	2,282
Equity swaps	—	61,739	—	4,589
Interest rate futures	—	—	7	213
Interest rate swaps	365,450	247,450	11,171	9,174
Derivative liabilities:
Credit default swaps	287,810	283,810	(2,855)	(1,148)
Currency swaps	257,493	180,599	17,050	15,155
Equity futures	12	3	1,349	127
Equity swaps	78,802	100	4,361	208
Interest rate futures	1	—	544	39
Interest rate swaps	2,131,433	2,579,033	(75,597)	(44,671)

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$757,186	$—	$—	$—	$757,186
Subject to dollar repurchase agreements	254,966	—	—	—	254,966
FHLB capital stock	57,000	—	—	—	57,000
On deposit with states	4,180	—	—	—	4,180
Pledged as collateral to FHLB (including assets backing funding agreements)	1,829,750	—	—	—	1,829,750
Pledged as collateral not captured in other categories	249,326	—	—	—	249,326
Other restricted assets	182,479	—	—	—	182,479

Total Restricted Assets	$3,334,887	$—	$—	$—	$3,334,887

45

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$574,886	$182,300	$—	$757,186	1.43%	1.44%
Subject to dollar repurchase agreements	109,657	145,309	—	254,966	0.48%	0.49%
FHLB capital stock	66,800	(9,800)	—	57,000	0.11%	0.11%
On deposit with states	4,730	(550)	—	4,180	0.01%	0.01%
Pledged as collateral to FHLB (including assets backing funding agreements)	2,086,543	(256,793)	—	1,829,750	3.46%	3.48%
Pledged as collateral not captured in other categories	266,068	(16,742)	—	249,326	0.47%	0.47%
Other restricted assets	195,728	(13,249)	—	182,479	0.34%	0.35%

Total Restricted Assets	$3,304,412	$30,475	$—	$3,334,887	6.30%	6.35%

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$249,326	$—	$—	$—	$249,326

Total	$249,326	$—	$—	$—	$249,326

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$266,068	$(16,742)	$249,326	0.47%	0.47%

Total	$266,068	$(16,742)	$249,326	0.47%	0.47%

46

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018.

2019
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$456,116	$456,116	1.72%	1.75%
Securities lending collateral assets	757,186	757,186	2.86	2.91
Other	997	997	—	—

Total collateral assets	$1,214,299	$1,214,299	4.58%	4.66%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$1,214,975	5.13%

2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$229,777	$229,777	0.93%	0.94%
Securities lending collateral assets	575,155	575,155	2.32	2.36
Other	1,000	1,000	—	—

Total collateral assets	$805,932	$805,932	3.25%	3.30%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$806,292	3.60%

47

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$780,857	$763,422	$579,022
Preferred stocks	1,617	1,441	1,364
Common stocks	91,649	63,241	102,361
Mortgage loans on real estate	119,009	104,675	72,505
Real estate	33,040	35,371	35,366
Policy loans	49,354	49,379	49,680
Cash, cash equivalents and short-term investments	20,104	13,218	10,218
Derivatives	25,690	26,047	23,631
Other invested assets	14,736	11,521	33,533

Gross investment income	1,136,056	1,068,315	907,680
Less: investment expenses	110,855	97,376	81,193

Net investment income before amortization of IMR	$1,025,201	$970,939	$826,487
Amortization of IMR	69,658	79,469	53,005

Net investment income, including IMR	$1,094,859	$1,050,408	$879,492

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2019	2018	2017
Bonds	$(5,516)	$(170,936)	$559,366
Preferred stocks	78	—	—
Common stocks	(590)	1,051	39,352
Mortgage loans on real estate	(582)	(1,394)	10,955
Real estate	24,177	(8)	(663)
Cash, cash equivalents and short-term investments	45	(17)	19
Derivatives	207,015	(89,906)	198,123
Other invested assets	12,226	23,531	67,295

Change in realized capital gains (losses), before taxes	236,853	(237,679)	874,447
Federal income tax effect	(8,597)	47,135	(94,516)
Transfer from (to) interest maintenance reserve	874	118,706	(368,479)

Net realized capital gains (losses) on investments	$229,130	$(71,838)	$411,452

48

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$25,237	$8,468	$32,575
Preferred stocks	(6,052)	(1,856)	(1,182)
Common stocks	12	(1,197)	(37,604)
Affiliated entities	19,774	29,355	10,774
Cash equivalents and short-term investments	(13)	29	35
Derivatives	(25,855)	(4,952)	36,372
Other invested assets	48,659	10,159	(49,430)

Change in unrealized capital gains (losses), before taxes	61,762	40,006	(8,460)
Taxes on unrealized capital gains (losses)	(10,064)	(3,048)	(13,166)

Change in unrealized capital gains (losses), net of tax	$51,698	$36,958	$(21,626)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$8,311	$1,553	$9,413	$1,652
Ordinary renewal business	143,173	113,543	149,737	117,652
Group life direct business	5,805	4,051	6,768	4,753
Credit direct business	22	22	86	86

	$157,311	$119,169	$166,004	$124,143

49

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$10,444,776	$9,567,419
Annuity reserves and supplementary contracts with life contingencies	1,383,733	1,466,569
Accident and health reserves (including long term care)	6,066,092	5,931,736

Total policy reserves	$17,894,601	16,965,724

Deposit-type contracts	356,309	584,693
Policy claims	463,716	434,245

Total policy reserves, deposit-type contracts and claim liabilities	$18,714,626	$17,984,662

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

At December 31, 2019 and 2018, the Company had insurance in force aggregating $3,797,278 and $4,392,920 respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $44,585 and $49,923 to cover these deficiencies at December 31, 2019 and 2018, respectively.

50

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2019 and 2018.

For the years ended December 31, 2019, 2018 and 2017, premiums for participating life insurance policies were $920, $963 and $1,003, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,030, $1,025 and $1,081 to policyholders during 2019, 2018 and 2017, respectively, and did not allocate any additional income to such policyholders.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 1.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum income benefits, and variable payout annuity with guaranteed floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Both the stochastic reserves and the standard projection are determined as the CTE70 of the scenario reserves. To determine the CTE70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and the Society of Actuaries. The stochastic reserves use and prudent estimate assumptions based on company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

51

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The Company does not write any accident and health business that is subject to the Affordable Care Act risk sharing provisions.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

52

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$864,693	$266,218	$598,474
2018 and prior	1,860,793	(18,289)	558,704	1,283,801

	1,860,793	$846,404	$824,922	1,882,276

Active life reserve	$4,390,665			$4,512,675

Total accident and health reserves	$6,251,458			$6,394,951

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$954,895	$294,034	$660,861
2017 and prior	1,751,452	(12,178)	539,342	1,199,932

	1,751,452	$942,717	$833,376	1,860,793

Active life reserve	$4,238,123			$4,390,665

Total accident and health reserves	$5,989,575			$6,251,458

The Company’s unpaid claims reserve was increased (decreased) by $(18,289) and $(12,178) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2019 and 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

53

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$15,113	$1,428	$13,685
2018 and prior	46,226	(14,407)	2,464	29,355

	$46,226	$706	$3,892	$43,040

Year ended December 31, 2018
2018	$—	$19,236	$2,819	$16,417
2017 and prior	43,512	(11,813)	1,890	29,809

	$43,512	$7,423	$4,709	$46,226

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019 or 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Included in the liability for deposit-type contracts at December 31, 2019 and 2018 are approximately $11,288 and $11,543, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

54

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individual Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,602	$6,629	$—	$14,230	0%
At book value less surrender charge of 5% or more	2,535	—	—	2,535	0
At fair value	85	—	20,282,900	20,282,984	93

Total with adjustment or at fair value	10,221	6,629	20,282,900	20,299,749	93
At book value without adjustment (minimal or no charge or adjustment)	963,508	—	—	963,508	4
Not subject to discretionary withdrawal provision	321,922	—	134,490	456,411	2

Total individual annuity reserves	1,295,651	6,629	20,417,389	21,719,669	100%

Less reinsurance ceded	210,156	—	—	210,156

Net individual annuity reserves	$1,085,496	$6,629	$20,417,389	$21,509,514

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$711	$8,844	$—	$9,555	0%
At fair value	—	—	2,142,869	2,142,869	86

Total with adjustment or at fair value	711	8,844	2,142,869	2,152,424	86
At book value without adjustment (minimal or no charge or adjustment)	318,578	—	—	318,578	13
Not subject to discretionary withdrawal provision	29,631	—	—	29,631	1

Total group annuity reserves	348,920	8,844	2,142,869	2,500,633	100%

Less reinsurance ceded	—	—	—	—

Net group annuity reserves	$348,920	$8,844	$2,142,869	$2,500,633

55

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
Not subject to discretionary withdrawal provision	$320,770	$—	$2,417	$323,187	100%

Total deposit-type contracts	320,770	—	2,417	323,187	100%

Less reinsurance ceded	15,143	—	—	15,143

Net deposit- type contracts	$305,627	$—	$2,417	$308,044

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,145,835
Exhibit 5, Supp contracts with life contingencies section, total (net)	237,898
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	356,309

Subtotal	1,740,042
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	22,441,205
Exhibit 3, Supp contracts with life contingencies section, total	134,526
Other contract deposit funds	2,417

Subtotal	22,578,149

Combined total	$24,318,191

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individal Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,885	$6,677	$—	$14,562	0%
At book value less surrender charge of 5% or more	3,458	—	—	3,458	0
At fair value	3,038	—	17,464,766	17,467,804	92

Total with adjustment or at fair value	14,380	6,677	17,464,766	17,485,824	92
At book value without adjustment (minimal or no charge or adjustment)	1,011,556	—	—	1,011,556	5
Not subject to discretionary withdrawal provision	405,171	—	103,186	508,357	3

Total individual annuity reserves	1,431,107	6,677	17,567,953	19,005,737	100%

Less reinsurance ceded	287,593	—	—	287,593

Net individual annuities reserves	$1,143,514	$6,677	$17,567,953	$18,718,144

56

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$648	$9,780	$—	$10,427	0%
At fair value	—	—	2,437,946	2,437,946	86

Total with adjustment or at fair value	648	9,780	2,437,946	2,448,373	87
At book value without adjustment (minimal or no charge or adjustment)	343,252	—	—	343,252	12
Not subject to discretionary withdrawal provision	30,091	—	—	30,091	1

Total group annuities reserves	373,991	9,780	2,437,946	2,821,716	100%

Less reinsurance ceded	—	—	—	—

Net group annuities reserves	$373,991	$9,780	$2,437,946	$2,821,716

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
provision	$549,673	$—	$1,693	$551,366	100%

Total deposit-type contracts	549,673	—	1,693	551,366	100%

Less reinsurance ceded	15,916	—	—	15,916

Net deposit-type contracts	$533,756	$—	$1,693	$535,450

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,252,507
Exhibit 5, Supp contracts with life contingencies section, total (net)	214,062
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	584,693

Subtotal	2,051,261
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	19,919,133
Exhibit 3, Supp contracts with life contingencies section, total	103,223
Other contract deposit funds	1,693

Subtotal	20,024,049

Combined total	$22,075,310

57

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Amount of reserves on life products, by withdrawal characteristics, is summarized as follow:

	December 31 2019
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$46,855	$49,165	$82,395	$—	$—	$—
Universal life	1,465,607	1,286,331	1,547,962	—	—	—
Universal life with secondary guarantees	2,375	2,338	2,391	—	—	—
Indexed universal life with secondary guarantees	3,825,616	2,436,729	3,500,501	—	—	—
Other permanent cash value life Insurance	3,299,189	3,513,583	5,450,095	—	—	—
Variable universal life	604,929	592,688	635,586	3,909,192	3,878,306	3,884,304
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	498,864	—	—	—
Accidental death benefits	—	—	15,453	—	—	—
Disability- active lives	—	—	35,660	—	—	—
Disability- disabled lives	—	—	116,543	—	—	—
Miscellaneous reserves	—	—	360,709	—	—	—

Total (gross)	9,244,572	7,880,834	12,246,159	3,909,192	3,878,306	3,884,304
Reinsurance ceded	179	179	1,801,384	—	—	—

Total (net)	$9,244,394	$7,880,656	$10,444,776	$3,909,192	$3,878,306	$3,884,304

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,935,044
Exhibit 5, Accidental death benefits section total (net)	15,453
Exhibit 5, Disability - active lives section, total (net)	32,467
Exhibit 5, Disability - disabled lives section, total (net)	115,629
Exhibit 5, Miscellaneous reserves section, total (net)	346,182

Subtotal	10,444,776
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	3,884,304

Subtotal	3,884,304

Combined total	$14,329,079

58

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$43,796	$46,558	$81,109	$—	$—	$—
Universal life	1,225,940	1,112,843	1,614,862	—	—	—
Universal life with secondary guarantees	2,429	2,366	2,432	—	—	—
Indexed universal life with secondary guarantees	3,204,343	1,978,577	2,888,016	—	—	—
Other permanent cash value life Insurance	3,914,841	4,136,607	5,386,907	—	—	—
Variable universal life	596,517	576,230	631,725	3,244,160	3,208,949	3,208,268
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	503,026	—	—	—
Accidental death benefits	—	—	16,248	—	—	—
Disability- active lives	—	—	34,741	—	—	—
Disability- disabled lives	—	—	119,414	—	—	—
Miscellaneous reserves	—	—	117,498	—	—	—

Total (gross)	8,987,866	7,853,181	11,395,979	3,244,160	3,208,949	3,208,268
Reinsurance ceded	5,974	5,974	1,828,560	—	—	—

Total (net)	$8,981,892	$7,847,206	$9,567,419	$3,244,160	$3,208,949	$3,208,268

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,299,306
Exhibit 5, Accidental death benefits section total (net)	16,248
Exhibit 5, Disability - active lives section, total (net)	31,530
Exhibit 5, Disability - disabled lives section, total (net)	118,484
Exhibit 5, Miscellaneous reserves section, total (net)	101,851

Subtotal	9,567,419
Separate Accounts Annual Statement:	—
Exhibit 3, Life insurance section, total	3,208,268

Subtotal	3,208,268

Combined total	$12,775,687

Separate Accounts

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds.

59

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2019, 2018 and 2017 is as follows:

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$47	$844,837	$844,884

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$15,473	$26,446,979	$26,462,452

Total as of December 31, 2019	$15,473	$26,446,979	$26,462,452

Reserves for separate accounts by withdrawal characteristics as of December 31, 2019:
With fair value adjustment	$15,473	$—	$15,473
At fair value	—	26,310,072	26,310,072

Subtotal	$15,473	$26,310,072	$26,325,545
Not subject to discretionary withdrawal	—	136,907	136,907

Total separate account reserve liabilities at December 31, 2019	$15,473	$26,446,979	$26,462,452

60

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$166	$995,559	$995,725

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$16,457	$23,215,860	$23,232,317

Total as of December 31, 2018	$16,457	$23,215,860	$23,232,317

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
With fair value adjustment	$16,457	$—	$16,457
At fair value	—	23,110,980	23,110,980

Subtotal	$16,457	$23,110,980	$23,127,437
Not subject to discretionary withdrawal	—	104,880	104,880

Total separate account reserve liabilities at December 31, 2018	$16,457	$23,215,860	$23,232,317

61

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$128	$1,005,564	$1,005,692

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$17,955	$24,836,712	$24,854,667

Total as of December 31, 2017	$17,955	$24,836,712	$24,854,667

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$17,955	$—	$17,955
At fair value	—	24,725,399	24,725,399

Subtotal	$17,955	$24,725,399	$24,743,354
Not subject to discretionary withdrawal	—	111,313	111,313

Total separate account reserve liabilities at December 31, 2017	$17,955	$24,836,712	$24,854,667

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$866,291	$1,010,534	$1,024,418
Transfers from separate accounts	(2,228,421)	(1,460,192)	(1,290,485)

Net transfers from separate accounts	(1,362,130)	(449,658)	(266,067)
Miscellaneous reconciling adjustments	101,052	117,578	104,721

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(1,261,078)	$(332,080)	$(161,346)

62

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$2,146,648	$2,446,903
Variable annuities	20,425,457	17,578,936
Variable universal life	3,909,194	3,244,160
Modified separate account	17,709	17,970
WRL asset accumulator	9,326	8,170

Total separate account assets	$26,508,334	$23,296,139

To compensate the general account for the risk taken, the separate account paid risk charges of $9,441, $11,344, $12,133, $11,993, and $12,368 to the general account in 2019, 2018, 2017, 2016 and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016 and 2015, the general account of the Company had paid $540, $480, $750, $15,371, and $43,256, respectively, toward separate account guarantees.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums and annuity considerations earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$3,348,455	$3,578,753	$3,656,349
Reinsurance assumed - non affiliates	54,209	68,724	76,854
Reinsurance assumed - affiliates	414,063	405,528	2,153,409
Reinsurance ceded - non affiliates	(103,725)	(75,864)	(3,181,521)
Reinsurance ceded - affiliates	(365,122)	(427,119)	(408,787)

Net premiums earned	$3,347,881	$3,550,022	$2,296,304

The Company received reinsurance recoveries in the amount of $587,197, $591,703 and $558,976 during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from

63

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

reinsurers that have been deducted from policy and contract claim reserves totaled $31,033 and $29,604. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $4,161,453 and $4,320,660, respectively, of which $1,920,004 and $2,016,383 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $279,776 ($181,854 after tax), $276,268 ($179,574 after tax) and $109,601 ($71,241 after tax), respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2019, 2018 and 2017 were $1,235,644, $1,285,244 and $1,330,944 respectively.

Effective July 1, 2019, the Company recaptured indexed universal life and variable universal life insurance business from an affiliate, WFG Reinsurance Limited. The Company paid cash of $39,039, recaptured $1,725 in policyholder reserves, $488 in claim reserves and policy loans of $1,176. The transaction resulted in a pre-tax loss of $40,076 which was partially offset by a commission expense allowance of $6,472 as unamortized amounts previously deferred to unassigned surplus related to the original inforce reinsurance transactions were released.

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $248 of funds withheld liability, recaptured $335 of policyholder reserves and $68 of claim reserves. The transaction resulted in a pre-tax loss of $155 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $309 ($201 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, the Company recaptured insurance business from an affiliate, Harbor View Re Corp. The Company paid cash of $1,400, released a funds withheld liability of $9,750 and assumed $10,387 of policyholder reserves, $144 of claim reserves and net due premiums and commissions of $781. The transaction resulted in a pre-tax loss of $1,400 which has been included in the Statements of Operations.

Effective October 1, 2018, the Company recaptured group health insurance business from Transamerica Life Insurance Company (TLIC), an affiliate. The Company received cash of $33,799, recaptured $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax gain of $11,686 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,191 ($1,424 after-tax) with a corresponding charge to unassigned surplus.

Effective June 29th, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the

64

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

mutual concessions between the parties, Wilton Re paid the Company $19,084. In addition, the Company released a reinsurance receivable in the amount of $8,428 related to the initial proposed NSS used for closing. The net pretax impact to capital and surplus of these adjustments was $10,656.

Effective December 1, 2017, the Company entered into an agreement with TLIC to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to the Company. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The company received cash and invested assets with a market value of $6,487,360 along with policy reserves of $4,543,045 and claim reserves of $199,940 net of due an advance premium of $5,815 from TLIC (which the Company previously assumed on a modco basis). As a result of the transaction $1,144,148 of IMR were released from TLIC and transferred to the Company. The transaction results in a pre-tax gain of $606,041 ($393,926 net of tax) which has been reported in surplus. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $3,063,865, which included a ceding commission of $135,819, and released policy and deposit-type reserves of $2,264,229 and policy loans of $7,545 related to the business. Modified coinsurance separate account reserves of $401,609 were retained by the company. As a part of the transaction, the company realized $568,029 in net gains on the assets that were transferred of which $363,243 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $429,415, resulting in a pretax loss of $172,980, which has been included in the Statements of Operations.

Effective January 1, 2017, the Company entered into a coinsurance retrocession agreement with TLIC Watertree Reinsurance, Inc. (TWRI), an affiliate, under which TWRI coinsures to the Company accelerated death benefits on a product ceded from Transamerica Life Insurance Company to TWRI.

Effective April 14, 2015, the reinsurance agreement dated December 31, 2008 reinsuring variable annuity reinsurance between the Company and Transamerica International Re (Bermuda) Ltd (TIRe), an affiliate, was novated to Firebird Re Corp. (FReC), also an affiliate. Subsequent to the novation, the Companies entered into an amended and restated reinsurance agreement related to the block of business. The modified coinsurance reinsurance reserves were converted to coinsurance reserves and a general account funds withheld was established. During 2017, the Company received invested assets in the amount of $22,479 from FReC as settlement of reinsurance receivables. FReC merged into TLIC, an affiliate, effective October 1, 2018, so the reinsurance agreement is now with TLIC. In 2018, all reinsurance between the Company and TLIC (FReC) was settled in cash.

65

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	Ordinary	December 31, 2019 Capital	Total
Gross Deferred Tax Assets	$708,175	$31,638	$739,813
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	708,175	31,638	739,813
Deferred Tax Assets Nonadmitted	334,893	—	334,893

Subtotal (Net Deferred Tax Assets)	373,282	31,638	404,920
Deferred Tax Liabilities	129,055	44,616	173,671

Net Admitted Deferred Tax Assets	$244,227	$(12,978)	$231,249

		December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$693,441	$51,157	$744,598
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	693,441	51,157	744,598
Deferred Tax Assets Nonadmitted	335,913	—	335,913

Subtotal (Net Deferred Tax Assets)	357,528	51,157	408,685
Deferred Tax Liabilities	123,272	46,464	169,736

Net Admitted Deferred Tax Assets	$234,256	$4,693	$238,949

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$14,734	$(19,519)	$(4,785)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	14,734	(19,519)	(4,785)
Deferred Tax Assets Nonadmitted	(1,020)	—	(1,020)

Subtotal (Net Deferred Tax Assets)	15,754	(19,519)	(3,765)
Deferred Tax Liabilities	5,783	(1,848)	3,935

Net Admitted Deferred Tax Assets	$9,971	$(17,671)	$(7,700)

66

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$364,402	$361,776	$2,626
Investments	74,613	68,973	5,640
Deferred acquisition costs	237,251	227,453	9,798
Policyholder dividends accrual	196	210	(14)
Fixed assets	1,590	420	1,170
Compensation and benefits accrual	383	358	25
Receivables - nonadmitted	19,999	23,535	(3,536)
Other (including items <5% of total ordinary tax assets)	9,741	10,716	(975)

Subtotal	708,175	693,441	14,734

Nonadmitted	334,893	335,913	(1,020)

Admitted ordinary deferred tax assets	373,282	357,528	15,754

Capital:
Investments	31,638	51,157	(19,519)
Subtotal	31,638	51,157	(19,519)
Admitted capital deferred tax assets	31,638	51,157	(19,519)

Admitted deferred tax assets	$404,920	$408,685	$(3,765)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$72,740	$66,130	$6,610
Policyholder reserves	53,123	53,653	(530)
Other (including items <5% of total ordinary tax liabilities)	3,191	3,489	(298)

Subtotal	129,054	123,272	5,782
Capital
Investments	44,617	46,464	(1,847)
Subtotal	44,617	46,464	(1,847)

Deferred tax liabilities	173,671	169,736	3,935

Net deferred tax assets/liabilities	$231,249	$238,949	$(7,700)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference decreased by ($400,000). This change results in an offsetting $400,000 deductible temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

67

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

				December 31, 2019
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$11,238	$11,238
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		220,011	—	220,011
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	220,011	—	220,011
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	310,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		153,271	20,400	173,671

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$373,282	$31,638	$404,920

			Ordinary	December 31, 2018 Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$17,086	$17,086
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		221,863	—	221,863
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	221,863	—	221,863
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	258,932
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		135,665	34,071	169,736

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$357,528	$51,157	$408,685

68

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

			Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$(5,848)	$(5,848)
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		(1,852)	—	(1,852)
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(1,852)	—	(1,852)
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	51,521
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		17,606	(13,671)	3,935

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$15,754	$(19,519)	$(3,765)

			December 31
			2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount			877%	758%	119%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above			$2,069,687	$1,726,211	$343,476

69

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

		December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	0%	2%

		December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	0%	30%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$39,259	$30,372	$8,887

Subtotal	39,259	30,372	8,887
Federal income tax on net capital gains	8,597	(47,135)	55,732

Federal and foreign income taxes incurred	$47,856	$(16,763)	$64,619

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$30,372	$903,151	$(872,779)

Subtotal	30,372	903,151	(872,779)
Federal income tax on net capital gains	(47,135)	94,516	(141,651)

Federal and foreign income taxes incurred	$(16,763)	$997,667	$(1,014,430)

70

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$47,856	$(16,763)	$997,667
Change in deferred income taxes (without tax on unrealized gains and losses)	(10,084)	(7,833)	39,231

Total income tax reported	$37,772	$(24,596)	$1,036,898

Income before taxes	$619,186	$400,924	$1,058,153
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$130,029	$84,194	$370,354

Increase (decrease) in actual tax reported resulting from:

Pre-tax income of disregarded subsidiaries	$(2,007)	$(2,411)	$(1,074)
Dividends received deduction	(31,895)	(25,962)	(46,859)
Tax-exempt income	(861)	(1,102)	(1,663)
Nondeductible expenses	252	604	304
Pre-tax items reported net of tax	(52,817)	(54,399)	344,472
Tax credits	(13,951)	(9,199)	(6,892)
Prior period tax return adjustment	4,028	(21,398)	4,029
Change in tax rates	—	—	357,034
Change in uncertain tax positions	—	948	(3,844)
Deferred tax expense on other items in surplus	4,916	3,900	20,986
Other	78	229	51

Total income tax reported	$37,772	$(24,596)	$1,036,898

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $357,034, excluding $23,017 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based

71

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The following is income tax expense for current year and preceding years that is available for recoupment in the event of future losses:

Total
2019	$7,361
2018	$—
2017	$72,284

The total amount of the unrecognized tax benefits that, if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$1,804
Tax positions taken during prior period	948

Balance at December 31, 2018	$2,752

Balance at December 31, 2019	$2,752

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

	Interest	Penalties	Total payable (receivable)
Balance at January 1, 2017	$236	$—	$236
Interest expense (benefit)	(20)	—	(20)
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2017	$216	$—	$216
Interest expense (benefit)	419	—	419
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2018	$635	$—	$635
Interest expense (benefit)	264	—	264
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2019	$899	$—	$899

72

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote. The Company has 10,000 shares of Class A and 10,000 shares of Class B common shares authorized at $750 per share par value of which, 9,819 of Class A and 3,697 of Class B were issued and outstanding at December 31, 2019 and 2018.

The Company has no preferred stock authorized.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $349,625.

On February 1, 2019, the Company paid ordinary common stock dividends of $8,444 to Commonwealth General Corporation.

The Company received ordinary common stock dividends of $30,000, $20,000, $15,000, and $15,000 from World Financial Group Insurance Agency, Inc. on March 29, 2019, June 21, 2019, September 30, 2019, and December 20, 2019, respectively.

On December 20, 2019, Transamerica Realty paid ordinary common stock dividends of $2,826 to the Company.

The Company reported a contribution receivable from parent of $150,000 at December 31, 2017. The contribution was received on February 1, 2018.

On December 31, 2018 the Company received a $6 contribution from its subsidiary Transamerica Asset Management, Inc. On December 31, 2018, the Company paid a $1,360 non-cash contribution to its subsidiary, Real Estate Alternatives Portfolio 3A, Inc. (REAP 3A). On December 19, 2018, the Company received a common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000. On September 27, 2018, the Company received a non-cash common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000.

73

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by CGC and Transamerica Corporation (TA Corp). These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Iowa Insurance Division prior to paying quarterly interest payments.

On December 20, 2019, the Company repaid in full its $57,266 surplus note with Transamerica Corporation and made a partial repayment of $42,734 on its surplus note with Commonwealth General Corporation. The Company received IID approval for this transaction. Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019
CGC	$60,000	$6,306	$98,822	$300
TA Corp	—	3,627	45,724	—

Total	$60,000	$9,933	$144,546	$300

2018
CGC	$102,734	$6,164	$92,515	$514
TA Corp	57,266	3,436	42,097	286

Total	$160,000	$9,600	$134,612	$800

74

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $716,001 and $555,825 were on loan under securities lending agreements as part of this program. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $757,186 and $575,155 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$757,186	$574,886

Total	757,186	574,886

Securities received	—	—

Total collateral received	$757,186	$574,886

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

75

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$26,407	$26,407	$85,260	$85,260
30 days or less	208,268	208,268	140,236	140,236
31 to 60 days	309,546	309,546	104,248	104,249
61 to 90 days	75,517	75,517	60,156	60,155
91 to 120 days	73,818	73,818	104,653	104,653
121 to 180 days	63,630	63,630	80,602	80,602

Total	757,186	757,186	575,155	575,155

Securities received	—	—	—	—

Total collateral reinvested	$757,186	$757,186	$575,155	$575,155

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $757,905 (fair value of $757,186) that are currently tradable securities that could be sold and used to pay for the $757,186 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense was $1,746, $1,767 and $1,805 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017, respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

76

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $3,889, $3,832 and $4,166, for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company expensed $585, $710 and $769 related to these plans for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The amount received by the Company as a result of being a party to these agreements was $121,914, $101,998 and $50,807 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $449,378, $477,650 and $328,319 during 2019, 2018 and 2017, respectively.

77

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $19, $24 and $41 for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company reported a net amount of $28,746 and ($12,506) (payable to)/receivable from parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate.

During 2019, 2018 and 2017, the Company (paid)/received net interest of ($37), ($582) and ($75), respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $20,792, $21,516 and $22,070 for these services during 2019, 2018 and 2017, respectively.

At December 31, 2019, the Company had short-term intercompany notes receivable of $102,900 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$8,600	December 18, 2020	1.61%

Transamerica Corporation	94,300	December 30, 2020	1.61%

At December 31, 2018, the Company had short-term intercompany notes receivable of $194,600 as follows.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$24,100	September 21, 2019	1.99%

Transamerica Corporation	22,500	October 3, 2019	2.15%

Transamerica Corporation	12,800	October 5, 2019	2.15%

Transamerica Corporation	29,200	October 26, 2019	2.15%

Transamerica Corporation	106,000	December 14, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $170,124 and $167,126, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held aggregate reserves for policies and contracts related to these policies of $181,648 and $179,004 at December 31, 2019 and 2018, respectively.

78

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 15. Commitments and Contingencies.

The Company utilizes the look-through approach in valuing its investment in the following ten entities.

Real Estate Alternatives Portfolio 3, LLC	$6,338
Real Estate Alternatives Portfolio 4 HR, LLC	$47,545
Real Estate Alternatives Portfolio 4 MR, LLC	$3,043
Aegon Multi-Family Equity Fund, LLC	$14,713
Aegon Workforce Housing Fund 2, L.P.	$40,684
Aegon Workforce Housing Fund 3, L.P.	$6,238
Natural Resources Alternatives Portfolio I, LLC	$85,097
Natural Resources Alternatives Portfolio II, LLC	$2
Natural Resources Alternatives Portfolio 3, LLC	$79,648
Zero Beta Fund, LLC	$283,925

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

79

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$8,949	$8,949	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	90,420	90,420	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	73	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$99,369	$99,369	$—

SSAP No. 97 8b(iv) Entities
0	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$99,369	$99,369	$—

Aggregate Total	XXX	$99,369	$99,369	$—

80

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$15,475	$15,475	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	68,079	68,079	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	74	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$83,554	$83,554	$—

SSAP No. 97 8b(iv) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$83,554	$83,554	$—

Aggregate Total	XXX	$83,554	$83,554	$—

81

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
			$—

Total SSAP No. 97 8a Entities	—	—	—	—	—	—

SSAP No. 97 8b(ii) Entities
			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	1/6/2020	$14,455	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	8/30/2019	66,705	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$81,160	—	—	—

SSAP No. 97 8b(iv) Entities
			$—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$81,160	—	—	—

Aggregate Total	—	—	$81,160	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

82

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None	—		$—	—	—	—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$11,370	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	2/19/2019	39,532	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$50,902	—	—	—

SSAP No. 97 8b(iv) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$50,902	—	—	—

Aggregate Total	—	—	$50,902	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

83

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

14. Managing General Agents

The Company utilizes managing general agents (MGA) and third-party administrators (TPA) in its operation. Information regarding these entities for the year ended December 31, 2019 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355	23-1945930	NO	Deferred and Income Annuities	C,B,P,U	$631,289

Total					$631,289

C-	Claims Payment
B-	Binding Authority1%
P-	Premium Collection
U-	Underwriting

For the years ended December 31, 2019, 2018 and 2017, respectively, direct premiums of $631,289, $783,938 and $928,060 were written by MGA’s and TPA’s.

15. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $50,276,331 and $52,252,582 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. There has been no contract reserve established for the possibility of unexpected benefit payments at below market interest rates at December 31, 2019 and 2018, respectively. Effective July 1, 2017, the Company entered into a coinsurance agreement under which the Company cedes 50% of its outstanding synthetic GIC notional.

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $205,984 and $166,585, respectively.

84

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments of $457,896 and $311,089 at December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $66,571 and $77,186.

Private placement commitments outstanding as of December 31, 2019 were $73,260. Private placement commitments outstanding as of December 31, 2018 were and $34,030.

There were no securities acquired (sold) on a TBA basis as of December 31, 2019 and 2018, respectively.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $0 and $11,500.

At December 31, 2019 and 2018, securities in the amount of $0 and $1,777, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds to improve spread lending liquidity. The Company has determined the actual/estimated maximum borrowing capacity as $1,866,170. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	47,000	56,800
Excess Stock	—	—

Total	$57,000	$66,800

85

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB during the reporting period was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,928,082	$1,829,749
Maximum Collateral Pledged	1,918,144	1,872,037

	Fair Value	Carry Value
Decemeber 31, 2018
Total Collateral Pledged	$2,063,593	$2,086,543
Maximum Collateral Pledged	2,066,367	2,135,128

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$1,175,000	$—	$1,175,000	$—
Funding agreements[2]	—	—	245,000	246,610
Other	—	—	—	—

Total	$1,175,000	$—	$1,420,000	$246,610

[1]	The maximum amount of borrowing during 2019 was $1,175,000
[2]	The maximum amount of borrowing during 2019 was $0

86

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As of December 31, 2019 , the weighted average interest rate on FHLB advances was 2.120% with a weighted average term of 0.8 years. During 2018, the weighted average interest rate on FHLB advances was 2.738% with a weighted average term of 2.1 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2019 for the total payout block is $2,124,229. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2019 and 2018, the Company’s reserves related to this matter were not material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for

87

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

financial reporting purposes. The Company has established a reserve of $2,780 and $3,122, and an offsetting premium tax benefit of $2,125 and $2,456 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $1,122, $386 and $1,193 for the years ended December 31, 2019, 2018 and 2017.

16. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $255,491 and $110,400, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $677 and $360, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $254,966 and a fair value of $255,467 were subject to dollar repurchase agreements. These securities have maturity dates that range from January 1, 2033 to November 1, 2049. At December 31, 2018, securities with a book value of $109,657 and a fair value of $111,051 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of dollar repurchase agreements are as follows:

	Fair Value
	2019	2018
Open	$254,814	$110,040
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—

Total	254,814	110,040

Securities received	—	—

Total collateral received	$254,814	$110,040

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2019 and reacquired within 30 days of the sale date.

88

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

17. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

December 31 2019
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$52,514,952
Increase in other assets	1,741

Total assets as reported in the accompanying audited statutory basis balance sheet	$52,516,693

Total liabilities as reported in the Company’s Annual Statement	$50,207,465
Increase in policy and contract claim reserves	8,292

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$50,215,757

Total capital and surplus as reported in the Company’s Annual Statement	$2,307,487
Decrease in net income	(6,551)

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$2,300,936

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$578,755
Decrease in federal income tax (benefit) expense	1,741
Increase in death benefits	(8,292)

Total net income as reported in the accompanying audited statutory basis statement of operations	$572,204

The reconciling differences to the Annual Statement are driven by Management’s decision to record a current year adjustment identified after annual statement reporting.

18. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 20, 2020.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified the following Type II subsequent events for the year ended December 31, 2019:

89

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In January 2020, management entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. The estimated pre-tax gain on the transaction is $450,000. The letter of intent is consistent with the Company’s objective to reduce its commercial real estate exposure and is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

90

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

91

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

92

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

93

Statutory-Basis Financial

Statement Schedules

94

Transamerica Premier Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$1,560,785	$1,862,567	$1,615,584
States, municipalities and political subdivisions	833,144	850,566	833,144
Foreign governments	137,981	148,272	137,879
Hybrid securities	196,725	212,249	196,725
All other corporate bonds	15,095,418	16,922,223	15,094,633
Preferred stocks	14,277	4,361	4,955

Total fixed maturities	17,838,330	20,000,237	17,882,922

Equity securities
Common stocks:
Industrial, miscellaneous and all other	59,000	59,056	59,056

Total equity securities	59,000	59,056	59,056

Mortgage loans on real estate	2,737,109		2,737,109
Real estate	187,639		187,639
Policy loans	962,408		962,408
Other long-term investments	395,529		395,529
Receivable for securities	117		117
Securities lending	757,186		757,186
Cash, cash equivalents and short-term investments	625,320		625,320

Total investments	$23,562,638		$23,607,286

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)

United States government and corporate bonds of $3,256 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $2,272 due to having an NAIC 5 rating.

95

Transamerica Premier Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$9,986,959	$—	$130,291	$1,662,742	$599,147	$1,101,732	$752,986
Individual health	5,486,208	91,920	271,895	649,805	346,063	978,406	90,735
Group life and health	935,594	10,187	60,863	270,557	60,130	267,918	93,548
Annuity	1,383,733	—	667	764,777	89,519	2,147,944	(1,182,538)

	$17,792,494	$102,107	$463,716	$3,347,881	$1,094,859	$4,495,999	$(245,269)

Year ended December 31, 2018
Individual life	$9,092,422	$—	$108,676	$1,564,433	$461,112	$1,126,141	$699,006
Individual health	5,352,657	87,849	239,105	623,162	355,005	849,323	69,107
Group life and health	949,395	16,832	85,766	454,695	55,332	298,180	191,302
Annuity	1,466,569	—	698	907,732	87,245	1,223,719	(223,394)
Other	—	—	—	—	91,714	—	—

	$16,861,043	$104,681	$434,245	$3,550,022	$1,050,408	$3,497,363	$736,021

Year ended December 31, 2017
Individual life	$8,490,074	$—	$102,824	$1,030,788	$1,190,643	$1,233,999	$784,581
Individual health	5,104,517	86,651	232,622	2,206,192	(984,774)	5,013,202	(2,848,263)
Group life and health	948,227	25,767	98,609	739,799	20,356	758,598	(26,525)
Annuity	1,513,456	—	466	(1,680,475)	559,012	(786,325)	(563,464)
Other	—	—	—	—	94,255	—	—

	$16,056,274	$112,418	$434,521	$2,296,304	$879,492	$6,219,474	$(2,653,671)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

96

Transamerica Premier Life Insurance Company

Reinsurance

(Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$228,583,374	$58,822,199	$733,656	$170,494,831	0%

Premiums:
Individual life	$1,992,383	$352,503	$22,863	$1,662,743	1%
Individual health	266,540	21	383,287	649,806	59%
Group life and health	263,504	55,112	62,165	270,557	23%
Annuity	826,029	61,210	(43)	764,776	0%

	$3,348,455	$468,847	$468,272	$3,347,881	14%

Year ended December 31, 2018
Life insurance in force	$225,354,149	$65,732,854	$797,813	$160,419,108	0%

Premiums:
Individual life	$1,931,651	$391,966	$24,748	$1,564,433	2%
Individual health	241,100	129	382,191	623,162	61%
Group life and health	454,075	66,673	67,292	454,695	15%
Annuity	951,927	44,216	21	907,732	0%

	$3,578,753	$502,984	$474,252	$3,550,022	13%

Year ended December 31, 2017
Life insurance in force	$221,055,780	$69,201,990	$987,895	$152,841,685	1%

Premiums:
Individual life	$1,851,802	$846,830	$25,816	$1,030,788	3%
Individual health	227,972	(137)	1,978,082	2,206,191	90%
Group life and health	603,267	89,820	226,352	739,799	31%
Annuity	973,308	2,653,795	13	(1,680,474)	0%

	$3,656,349	$3,590,308	$2,230,263	$2,296,304	97%

97

19. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

As discussed in Note 18 to the audited financial statements, the Company entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. On June 30, 2020, a purchase and sale agreement was reached with a sales price of $650,000 and expected closure by the end of 2020. As such, the asset has been classified as held for sale beginning on June 30, 2020 until final sale closure.

On May 15, 2020, the Company paid a dividend to its parent company, CGC, in the amount $700,000. The dividend included $76,604 in cash and $623,396 in securities.

On June 22, 2020, the Company repaid $60,000 of a surplus note to CGC. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making interest payments.

On June 30, 2020, the Company provided $5,000 to Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive reinsurance related party entity, in consideration for 5,000 shares of its stock becoming the sole shareholder of TPRe. The Company provided an additional capital contribution of $70,000 to TPRe on June 30, 2020.

With approval from the IID, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate life owned life insurance policies previously issued by the Company to TLIC effective July 1, 2020. The company novated $183,967 of reserves and claim reserves, which was recorded as an adjustment to the balance sheet, and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company was merged with TLIC, an Iowa domiciled affiliate, with TLIC emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division.

98

FINANCIAL STATEMENTS

Transamerica Premier Life Insurance Company

Separate Account VA CC

Years Ended December 31, 2019 and 2018

Transamerica Premier Life Insurance Company

Separate Account VA CC

Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Premier Life Insurance Company and the Contract Owners of Separate Account VA CC

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Separate Account VA CC indicated in the table below as of December 31, 2019, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of Separate Account VA CC as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

AB Global Thematic Growth Class B Shares	T. Rowe Price Equity Income Service Class
AB Large Cap Growth Class B Shares	T. Rowe Price International Stock
BNY Mellon Sustainable U.S. Equity Initial Shares	T. Rowe Price New America Growth
BNY Mellon Sustainable U.S. Equity Service Shares	TA Barrow Hanley Dividend Focused Initial Class
BNY Mellon VIF Appreciation Service Shares	TA BlackRock Global Real Estate Securities Initial Class
BNY Mellon VIF Growth and Income Initial Shares	TA BlackRock Government Money Market Initial Class
BNY Mellon VIF Quality Bond Initial Shares	TA Greystone International Growth Initial Class
Calvert VP EAFE International Index Class I Shares	TA Janus Mid-Cap Growth Initial Class
Calvert VP SRI Balanced	TA JPMorgan Asset Allocation - Conservative Initial Class
Calvert VP SRI Mid Cap	TA JPMorgan Asset Allocation - Growth Initial Class
Columbia - Mid Cap Growth Class 2 Shares	TA JPMorgan Asset Allocation - Moderate Initial Class
Columbia - Seligman Global Technology Class 2 Shares	TA JPMorgan Asset Allocation - Moderate Growth Initial Class
Columbia - Small Company Growth Class 1 Shares	TA JPMorgan Enhanced Index Initial Class
DFA VA Global Bond	TA Managed Risk - Balanced ETF Initial Class
DFA VA International Small	TA Managed Risk - Growth ETF Initial Class
DFA VA International Value	TA Morgan Stanley Capital Growth Initial Class
DFA VA Short-Term Fixed	TA Multi-Managed Balanced Initial Class
DFA VA U.S. Large Value	TA PIMCO Total Return Initial Class
DFA VA U.S. Targeted Value	TA Small/Mid Cap Value Initial Class
Federated Fund for U.S. Government Securities II	TA T. Rowe Price Small Cap Initial Class
Federated Government Money II Service Shares	TA TS&W International Equity Initial Class
Federated High Income Bond II Primary Shares	TA WMC US Growth Initial Class
Federated Managed Volatility II Primary Shares	Vanguard® Equity Index
Fidelity® VIP Asset Manager Initial Class	Vanguard® International
Fidelity® VIP Contrafund® Initial Class	Vanguard® Mid-Cap Index
Fidelity® VIP Equity-Income Initial Class	Vanguard® Real Estate Index
Fidelity® VIP Government Money Market Initial Class	Vanguard® Short-Term Investment Grade
Fidelity® VIP Growth Initial Class	Vanguard® Total Bond Market Index
Fidelity® VIP Mid Cap Initial Class	Wanger International
Fidelity® VIP Value Strategies Initial Class	Wanger USA
NVIT Emerging Markets Class D Shares	WFVT Discovery Class 2 Shares

Basis for Opinions

These financial statements are the responsibility of the Transamerica Premier Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of Separate Account VA CC based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 17, 2020

We have served as the auditor of one or more of the subaccounts of Separate Account VA CC since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1(i)

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AB Global Thematic Growth Class B Shares	665.389	$8,768	$21,419	$10	$21,429	13,583	$1.404092	$15.064936
AB Large Cap Growth Class B Shares	3,126.403	159,572	179,080	32	179,112	55,231	2.736005	16.897811
BNY Mellon Sustainable U.S. Equity Initial Shares	61,045.114	2,163,775	2,399,073	—	2,399,073	42,462	49.787104	60.954485
BNY Mellon Sustainable U.S. Equity Service Shares	0.050	1	2	(2)	—	—	2.065629	13.766774
BNY Mellon VIF Appreciation Service Shares	1,057.674	35,974	44,729	(6)	44,723	15,718	2.522738	15.055247
BNY Mellon VIF Growth and Income Initial Shares	36,538.670	937,823	1,162,660	(4)	1,162,656	18,652	60.151177	71.965466
BNY Mellon VIF Quality Bond Initial Shares	13,244.333	152,374	159,197	(8)	159,189	6,639	23.882149	28.439683
Calvert VP EAFE International Index Class I Shares	16,297.209	1,215,608	1,467,075	13	1,467,088	1,015,354	1.402857	1.485760
Calvert VP SRI Balanced	1,359,625.313	2,683,531	3,113,542	1	3,113,543	70,248	42.383973	49.719908
Calvert VP SRI Mid Cap	159,579.217	5,049,886	5,248,560	13	5,248,573	79,801	60.153035	70.520121
Columbia - Mid Cap Growth Class 2 Shares	5,977.812	95,786	193,920	(1)	193,919	92,739	1.935284	14.663424
Columbia - Seligman Global Technology Class 2 Shares	10,951.788	209,076	231,302	1	231,303	48,837	3.657122	17.848747
Columbia - Small Company Growth Class 1 Shares	92,345.438	1,559,244	1,645,596	(22)	1,645,574	345,888	3.250857	47.141654
DFA VA Global Bond	5,286,713.405	56,738,693	55,404,756	129	55,404,885	32,238,656	1.298094	27.018260
DFA VA International Small	2,630,580.682	31,055,719	32,934,870	97	32,934,967	8,121,381	2.265620	42.830843
DFA VA International Value	2,982,853.996	34,869,942	36,569,790	(23)	36,569,767	13,596,196	1.254491	35.879566
DFA VA Short-Term Fixed	4,649,640.469	47,545,286	47,426,333	53	47,426,386	35,259,166	0.923005	16.383014
DFA VA U.S. Large Value	2,957,585.819	67,271,746	81,185,731	37	81,185,768	21,125,053	2.495332	82.057279
DFA VA U.S. Targeted Value	2,642,488.197	45,570,597	47,511,938	53	47,511,991	12,158,691	2.220443	92.511485
Federated Fund for U.S. Government Securities II	268,366.377	2,867,940	2,917,143	(43)	2,917,100	1,338,100	1.438088	24.227134
Federated Government Money II Service Shares	7,367,497.059	7,367,497	7,367,497	(2)	7,367,495	5,912,615	0.885320	14.638988
Federated High Income Bond II Primary Shares	841,554.134	5,466,627	5,495,348	13	5,495,361	1,543,127	2.665586	40.630838
Federated Managed Volatility II Primary Shares	259,793.243	2,647,321	2,935,664	(2)	2,935,662	1,100,375	1.768144	35.610751
Fidelity® VIP Asset Manager Initial Class	32,602.752	494,907	496,540	(2)	496,538	13,923	35.186869	41.693638
Fidelity® VIP Contrafund® Initial Class	189,809.245	6,238,690	7,055,210	(51)	7,055,159	2,579,155	2.451522	14.054953
Fidelity® VIP Equity-Income Initial Class	54,002.675	1,160,756	1,283,644	(2)	1,283,642	23,212	54.690956	64.515873
Fidelity® VIP Government Money Market Initial Class	1,061,616.060	1,061,616	1,061,616	(34)	1,061,582	74,657	13.371521	15.525150
Fidelity® VIP Growth Initial Class	21,335.718	1,361,694	1,687,442	1	1,687,443	21,701	76.492708	93.226320
Fidelity® VIP Mid Cap Initial Class	42,292.324	1,428,751	1,393,532	(2)	1,393,530	355,373	3.382009	11.927778
Fidelity® VIP Value Strategies Initial Class	94,588.512	1,277,615	1,258,973	13	1,258,986	447,774	2.477338	12.443669
NVIT Emerging Markets Class D Shares	120,753.487	1,231,344	1,601,191	(2)	1,601,189	116,591	13.267528	13.779952
T. Rowe Price Equity Income Service Class	46,124.730	1,275,015	1,251,364	(1)	1,251,363	18,815	65.663835	77.771750
T. Rowe Price International Stock	29,671.051	423,564	463,462	(1)	463,461	18,962	24.396744	28.768469
T. Rowe Price New America Growth	45,225.302	1,131,760	1,459,873	4	1,459,877	17,174	84.421445	96.249983
TA Barrow Hanley Dividend Focused Initial Class	108,024.218	2,210,054	2,438,107	(7)	2,438,100	1,019,881	2.239658	11.984324
TA BlackRock Global Real Estate Securities Initial Class	143,243.256	1,767,928	1,919,460	—	1,919,460	463,941	2.934353	49.701603
TA BlackRock Government Money Market Initial Class	2,547,477.900	2,547,478	2,547,478	48	2,547,526	2,591,649	0.950947	0.987378
TA Greystone International Growth Initial Class	63,166.811	520,615	525,548	5	525,553	223,861	2.047740	12.731804
TA Janus Mid-Cap Growth Initial Class	21,023.468	645,259	832,109	12	832,121	299,397	2.303166	16.261086
TA JPMorgan Asset Allocation - Conservative Initial Class	109,684.036	1,147,178	1,169,232	10	1,169,242	550,913	1.894669	11.700837
TA JPMorgan Asset Allocation - Growth Initial Class	183,925.424	2,328,613	2,306,425	20	2,306,445	849,455	2.346985	13.278667
TA JPMorgan Asset Allocation - Moderate Initial Class	134,361.487	1,558,131	1,613,681	(7)	1,613,674	697,431	2.096984	12.166083

See accompanying notes.	2

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	162,769.285	$1,957,760	$2,024,850	$(29)	$2,024,821	788,037	$2.238024	$12.612895
TA JPMorgan Enhanced Index Initial Class	147,003.422	2,725,744	3,235,545	13	3,235,558	581,821	2.615264	39.131447
TA Managed Risk - Balanced ETF Initial Class	35,738.882	419,654	464,605	(7)	464,598	276,906	1.487724	11.948520
TA Managed Risk - Growth ETF Initial Class	26,268.539	278,219	290,005	(1)	290,004	166,582	1.571378	12.482265
TA Morgan Stanley Capital Growth Initial Class	4,469.699	60,723	82,511	(7)	82,504	21,540	3.706113	17.657240
TA Multi-Managed Balanced Initial Class	132,493.994	1,788,420	2,058,957	(23)	2,058,934	890,369	2.170794	12.629838
TA PIMCO Total Return Initial Class	1,625,897.660	18,603,451	19,120,556	106	19,120,662	9,984,141	1.682559	10.799664
TA Small/Mid Cap Value Initial Class	144,399.817	2,892,198	2,817,240	46	2,817,286	453,673	2.555048	88.955527
TA T. Rowe Price Small Cap Initial Class	381,900.555	5,818,398	6,270,807	75	6,270,882	1,780,488	3.120967	14.128394
TA TS&W International Equity Initial Class	58,985.784	766,138	822,852	(9)	822,843	275,359	1.771956	20.222527
TA WMC US Growth Initial Class	319,228.621	9,660,309	10,965,503	3	10,965,506	2,830,968	2.873194	16.895535
Vanguard® Equity Index	1,197,087.895	46,630,252	57,101,093	(35)	57,101,058	15,625,042	3.159179	14.291526
Vanguard® International	694,890.566	17,722,081	20,151,826	(20)	20,151,806	11,103,858	1.607287	15.587641
Vanguard® Mid-Cap Index	807,835.122	17,146,947	19,412,278	(47)	19,412,231	4,551,504	3.698569	13.212178
Vanguard® Real Estate Index	1,363,988.092	17,320,289	18,741,196	(106)	18,741,090	4,365,138	3.877992	12.358700
Vanguard® Short-Term Investment Grade	3,379,153.954	35,737,608	36,630,029	(87)	36,629,942	23,377,078	1.368213	10.348920
Vanguard® Total Bond Market Index	3,807,277.843	44,488,149	46,486,862	5	46,486,867	25,737,985	1.584735	10.704399
Wanger International	149,069.132	4,027,438	3,875,797	(7)	3,875,790	863,965	1.516743	102.128928
Wanger USA	189,360.128	4,583,456	4,215,156	54	4,215,210	715,788	4.050629	116.670579
WFVT Discovery Class 2 Shares	—	—	—	—	—	—	91.423590	106.237745

See accompanying notes.	3

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	AB Global Thematic Growth Class	AB Large Cap Growth Class B	BNY Mellon Sustainable U.S.	BNY Mellon Sustainable U.S.	BNY Mellon VIF Appreciation
	B Shares	Shares	Equity Initial Shares	Equity Service Shares	Service Shares
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2017:	$26,345	$49,608	$2,153,020	$264,626	$81,456

Investment Income:
Reinvested Dividends	—	—	38,051	4,033	702
Investment Expense:
Mortality and Expense Risk and Administrative Charges	217	333	22,013	1,261	686

Net Investment Income (Loss)	(217)	(333)	16,038	2,772	16
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	6,164	402,472	50,115	10,226
Realized Gain (Loss) on Investments	4,440	144	34,027	33,212	5,591

Net Realized Capital Gains (Losses) on Investments	4,440	6,308	436,499	83,327	15,817
Net Change in Unrealized Appreciation (Depreciation)	(6,275)	(5,142)	(556,203)	(75,416)	(19,075)

Net Gain (Loss) on Investment	(1,835)	1,166	(119,704)	7,911	(3,258)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,052)	833	(103,666)	10,683	(3,242)

Increase (Decrease) in Net Assets from Contract Transactions	(7,042)	(1)	(131,085)	(275,309)	(30,115)

Total Increase (Decrease) in Net Assets	(9,094)	832	(234,751)	(264,626)	(33,357)

Net Assets as of December 31, 2018:	$17,251	$50,440	$1,918,269	$—	$48,099

Investment Income:
Reinvested Dividends	32	—	32,401	—	478
Investment Expense:
Mortality and Expense Risk and Administrative Charges	188	864	22,423	—	557

Net Investment Income (Loss)	(156)	(864)	9,978	—	(79)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,129	21,181	71,700	—	6,265
Realized Gain (Loss) on Investments	472	63	74,677	—	3,888

Net Realized Capital Gains (Losses) on Investments	1,601	21,244	146,377	—	10,153
Net Change in Unrealized Appreciation (Depreciation)	3,399	7,850	462,854	—	5,028

Net Gain (Loss) on Investment	5,000	29,094	609,231	—	15,181
Net Increase (Decrease) in Net Assets Resulting from Operations	4,844	28,230	619,209	—	15,102

Increase (Decrease) in Net Assets from Contract Transactions	(666)	100,442	(138,405)	—	(18,478)

Total Increase (Decrease) in Net Assets	4,178	128,672	480,804	—	(3,376)

Net Assets as of December 31, 2019:	$21,429	$179,112	$2,399,073	$—	$44,723

See Accompanying Notes.

(1) See Footnote 1	4

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	BNY Mellon VIF Growth and	BNY Mellon VIF Quality Bond	Calvert VP EAFE International
	Income Initial Shares	Initial Shares	Index Class I Shares	Calvert VP SRI Balanced	Calvert VP SRI Mid Cap
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2017:	$1,229,123	$173,690	$1,647,086	$2,794,051	$4,831,967

Investment Income:
Reinvested Dividends	10,167	4,482	49,212	50,675	26,020
Investment Expense:
Mortality and Expense Risk and Administrative Charges	16,461	2,254	17,352	34,878	52,739

Net Investment Income (Loss)	(6,294)	2,228	31,860	15,797	(26,719)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	113,575	—	—	262,235	487,758
Realized Gain (Loss) on Investments	22,982	264	24,066	21,159	21,630

Net Realized Capital Gains (Losses) on Investments	136,557	264	24,066	283,394	509,388
Net Change in Unrealized Appreciation (Depreciation)	(199,350)	(9,140)	(283,087)	(407,110)	(727,196)

Net Gain (Loss) on Investment	(62,793)	(8,876)	(259,021)	(123,716)	(217,808)
Net Increase (Decrease) in Net Assets Resulting from Operations	(69,087)	(6,648)	(227,161)	(107,919)	(244,527)

Increase (Decrease) in Net Assets from Contract Transactions	(50,299)	(9,841)	(119,072)	(32,619)	(204,486)

Total Increase (Decrease) in Net Assets	(119,386)	(16,489)	(346,233)	(140,538)	(449,013)

Net Assets as of December 31, 2018:	$1,109,737	$157,201	$1,300,853	$2,653,513	$4,382,954

Investment Income:
Reinvested Dividends	12,798	3,082	35,660	44,875	21,310
Investment Expense:
Mortality and Expense Risk and Administrative Charges	14,936	2,206	15,473	35,938	52,423

Net Investment Income (Loss)	(2,138)	876	20,187	8,937	(31,113)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	139,453	—	—	103,302	401,452
Realized Gain (Loss) on Investments	78,316	458	19,714	41,537	60,721

Net Realized Capital Gains (Losses) on Investments	217,769	458	19,714	144,839	462,173
Net Change in Unrealized Appreciation (Depreciation)	69,199	8,833	211,938	439,941	846,326

Net Gain (Loss) on Investment	286,968	9,291	231,652	584,780	1,308,499
Net Increase (Decrease) in Net Assets Resulting from Operations	284,830	10,167	251,839	593,717	1,277,386

Increase (Decrease) in Net Assets from Contract Transactions	(231,911)	(8,179)	(85,604)	(133,687)	(411,767)

Total Increase (Decrease) in Net Assets	52,919	1,988	166,235	460,030	865,619

Net Assets as of December 31, 2019:	$1,162,656	$159,189	$1,467,088	$3,113,543	$5,248,573

See Accompanying Notes.

(1) See Footnote 1	5

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Columbia - Mid Cap Growth Class 2 Shares Subaccount	Columbia - Seligman Global Technology Class 2 Shares Subaccount	Columbia - Small Company Growth Class 1 Shares Subaccount	DFA VA Global Bond Subaccount	DFA VA International Small Subaccount
Net Assets as of December 31, 2017:	$163,724	$176,549	$1,747,851	$72,488,911	$46,613,429

Investment Income:
Reinvested Dividends	—	—	—	2,823,516	594,776
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,139	1,737	10,106	424,929	253,067

Net Investment Income (Loss)	(1,139)	(1,737)	(10,106)	2,398,587	341,709
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	19,880	218,722	—	1,556,001
Realized Gain (Loss) on Investments	3,761	(113)	127,107	(601,149)	3,357,481

Net Realized Capital Gains (Losses) on Investments	3,761	19,767	345,829	(601,149)	4,913,482
Net Change in Unrealized Appreciation (Depreciation)	(10,939)	(34,312)	(335,011)	(1,157,200)	(13,114,025)

Net Gain (Loss) on Investment	(7,178)	(14,545)	10,818	(1,758,349)	(8,200,543)
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,317)	(16,282)	712	640,238	(7,858,834)

Increase (Decrease) in Net Assets from Contract Transactions	(9,567)	(401)	(533,762)	(12,694,874)	(8,116,621)

Total Increase (Decrease) in Net Assets	(17,884)	(16,683)	(533,050)	(12,054,636)	(15,975,455)

Net Assets as of December 31, 2018:	$145,840	$159,866	$1,214,801	$60,434,275	$30,637,974

Investment Income:
Reinvested Dividends	—	—	—	1,398,677	838,036
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,195	1,828	10,110	373,175	201,625

Net Investment Income (Loss)	(1,195)	(1,828)	(10,110)	1,025,502	636,411
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	32,714	317,021	—	372,003
Realized Gain (Loss) on Investments	788	(1,696)	39,376	(416,989)	648,784

Net Realized Capital Gains (Losses) on Investments	788	31,018	356,397	(416,989)	1,020,787
Net Change in Unrealized Appreciation (Depreciation)	49,734	53,706	139,863	1,466,196	4,951,124

Net Gain (Loss) on Investment	50,522	84,724	496,260	1,049,207	5,971,911
Net Increase (Decrease) in Net Assets Resulting from Operations	49,327	82,896	486,150	2,074,709	6,608,322

Increase (Decrease) in Net Assets from Contract Transactions	(1,248)	(11,459)	(55,377)	(7,104,099)	(4,311,329)

Total Increase (Decrease) in Net Assets	48,079	71,437	430,773	(5,029,390)	2,296,993

Net Assets as of December 31, 2019:	$193,919	$231,303	$1,645,574	$55,404,885	$32,934,967

See Accompanying Notes.

(1) See Footnote 1	6

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	DFA VA International Value Subaccount	DFA VA Short-Term Fixed Subaccount	DFA VA U.S. Large Value Subaccount	DFA VA U.S. Targeted Value Subaccount	Federated Fund for U.S. Government Securities II Subaccount
Net Assets as of December 31, 2017:	$54,871,551	$54,367,171	$104,899,445	$66,968,039	$5,697,910

Investment Income:
Reinvested Dividends	1,133,373	834,266	1,832,337	542,831	111,241
Investment Expense:
Mortality and Expense Risk and Administrative Charges	300,375	351,520	577,250	383,658	30,400

Net Investment Income (Loss)	832,998	482,746	1,255,087	159,173	80,841
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	117,277	—	1,803,097	3,160,245	—
Realized Gain (Loss) on Investments	1,463,391	(29,352)	10,991,097	7,503,964	(178,019)

Net Realized Capital Gains (Losses) on Investments	1,580,668	(29,352)	12,794,194	10,664,209	(178,019)
Net Change in Unrealized Appreciation (Depreciation)	(10,618,738)	141,898	(24,570,965)	(19,592,634)	33,075

Net Gain (Loss) on Investment	(9,038,070)	112,546	(11,776,771)	(8,928,425)	(144,944)
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,205,072)	595,292	(10,521,684)	(8,769,252)	(64,103)

Increase (Decrease) in Net Assets from Contract Transactions	(9,288,743)	(2,393,249)	(20,845,700)	(13,479,573)	(2,373,382)

Total Increase (Decrease) in Net Assets	(17,493,815)	(1,797,957)	(31,367,384)	(22,248,825)	(2,437,485)

Net Assets as of December 31, 2018:	$37,377,736	$52,569,214	$73,532,061	$44,719,214	$3,260,425

Investment Income:
Reinvested Dividends	1,236,848	1,068,998	1,639,847	661,173	74,524
Investment Expense:
Mortality and Expense Risk and Administrative Charges	231,161	323,063	483,644	297,276	20,369

Net Investment Income (Loss)	1,005,687	745,935	1,156,203	363,897	54,155
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	832,206	1,161,764	—
Realized Gain (Loss) on Investments	622,425	56,422	3,417,341	2,702,278	(11,355)

Net Realized Capital Gains (Losses) on Investments	622,425	56,422	4,249,547	3,864,042	(11,355)
Net Change in Unrealized Appreciation (Depreciation)	3,670,370	118,115	12,046,968	5,021,867	112,574

Net Gain (Loss) on Investment	4,292,795	174,537	16,296,515	8,885,909	101,219
Net Increase (Decrease) in Net Assets Resulting from Operations	5,298,482	920,472	17,452,718	9,249,806	155,374

Increase (Decrease) in Net Assets from Contract Transactions	(6,106,451)	(6,063,300)	(9,799,011)	(6,457,029)	(498,699)

Total Increase (Decrease) in Net Assets	(807,969)	(5,142,828)	7,653,707	2,792,777	(343,325)

Net Assets as of December 31, 2019:	$36,569,767	$47,426,386	$81,185,768	$47,511,991	$2,917,100

See Accompanying Notes.

(1) See Footnote 1	7

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Federated Government Money II Service Shares Subaccount	Federated High Income Bond II Primary Shares Subaccount	Federated Managed Volatility II Primary Shares Subaccount	Fidelity® VIP Asset Manager Initial Class Subaccount	Fidelity® VIP Contrafund® Initial Class Subaccount
Net Assets as of December 31, 2017:	$10,703,531	$6,612,675	$5,984,361	$662,691	$9,281,986

Investment Income:
Reinvested Dividends	227,212	475,329	167,309	11,004	59,808
Investment Expense:
Mortality and Expense Risk and Administrative Charges	107,790	43,265	39,416	8,755	67,540

Net Investment Income (Loss)	119,422	432,064	127,893	2,249	(7,732)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	21,005	791,074
Realized Gain (Loss) on Investments	—	(140,089)	29,046	(6,819)	314,165

Net Realized Capital Gains (Losses) on Investments	—	(140,089)	29,046	14,186	1,105,239
Net Change in Unrealized Appreciation (Depreciation)	—	(511,678)	(758,169)	(59,623)	(1,608,864)

Net Gain (Loss) on Investment	—	(651,767)	(729,123)	(45,437)	(503,625)
Net Increase (Decrease) in Net Assets Resulting from Operations	119,422	(219,703)	(601,230)	(43,188)	(511,357)

Increase (Decrease) in Net Assets from Contract Transactions	42,300,049	(1,232,811)	758,979	(180,861)	(1,604,081)

Total Increase (Decrease) in Net Assets	42,419,471	(1,452,514)	157,749	(224,049)	(2,115,438)

Net Assets as of December 31, 2018:	$53,123,002	$5,160,161	$6,142,110	$438,642	$7,166,548

Investment Income:
Reinvested Dividends	368,298	324,534	134,739	8,482	31,870
Investment Expense:
Mortality and Expense Risk and Administrative Charges	128,268	38,583	33,026	6,331	58,368

Net Investment Income (Loss)	240,030	285,951	101,713	2,151	(26,498)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	19,625	903,865
Realized Gain (Loss) on Investments	—	(56,485)	245,347	218	114,980

Net Realized Capital Gains (Losses) on Investments	—	(56,485)	245,347	19,843	1,018,845
Net Change in Unrealized Appreciation (Depreciation)	—	451,079	505,742	50,351	1,000,508

Net Gain (Loss) on Investment	—	394,594	751,089	70,194	2,019,353
Net Increase (Decrease) in Net Assets Resulting from Operations	240,030	680,545	852,802	72,345	1,992,855

Increase (Decrease) in Net Assets from Contract Transactions	(45,995,537)	(345,345)	(4,059,250)	(14,449)	(2,104,244)

Total Increase (Decrease) in Net Assets	(45,755,507)	335,200	(3,206,448)	57,896	(111,389)

Net Assets as of December 31, 2019:	$7,367,495	$5,495,361	$2,935,662	$496,538	$7,055,159

See Accompanying Notes.

(1) See Footnote 1	8

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Fidelity® VIP Equity-Income Initial Class Subaccount	Fidelity® VIP Government Money Market Initial Class Subaccount	Fidelity® VIP Growth Initial Class Subaccount	Fidelity® VIP Mid Cap Initial Class Subaccount	Fidelity® VIP Value Strategies Initial Class Subaccount
Net Assets as of December 31, 2017:	$1,547,342	$1,165,982	$1,708,635	$2,069,417	$1,367,724

Investment Income:
Reinvested Dividends	34,610	17,896	4,439	11,640	11,514
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,007	12,590	24,961	11,997	9,016

Net Investment Income (Loss)	13,603	5,306	(20,522)	(357)	2,498
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	69,203	—	245,236	173,810	56,783
Realized Gain (Loss) on Investments	(25,142)	—	161,896	61,891	2,854

Net Realized Capital Gains (Losses) on Investments	44,061	—	407,132	235,701	59,637
Net Change in Unrealized Appreciation (Depreciation)	(205,649)	—	(412,908)	(468,527)	(275,431)

Net Gain (Loss) on Investment	(161,588)	—	(5,776)	(232,826)	(215,794)
Net Increase (Decrease) in Net Assets Resulting from Operations	(147,985)	5,306	(26,298)	(233,183)	(213,296)

Increase (Decrease) in Net Assets from Contract Transactions	(250,453)	608,849	(321,992)	(491,291)	(226,172)

Total Increase (Decrease) in Net Assets	(398,438)	614,155	(348,290)	(724,474)	(439,468)

Net Assets as of December 31, 2018:	$1,148,904	$1,780,137	$1,360,345	$1,344,943	$928,256

Investment Income:
Reinvested Dividends	24,334	23,309	4,068	11,690	18,753
Investment Expense:
Mortality and Expense Risk and Administrative Charges	17,300	13,396	21,766	8,881	8,155

Net Investment Income (Loss)	7,034	9,913	(17,698)	2,809	10,598
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	80,994	—	95,364	157,634	98,232
Realized Gain (Loss) on Investments	(3,624)	—	370,896	(39,475)	(13,712)

Net Realized Capital Gains (Losses) on Investments	77,370	—	466,260	118,159	84,520
Net Change in Unrealized Appreciation (Depreciation)	201,295	—	692	164,281	213,968

Net Gain (Loss) on Investment	278,665	—	466,952	282,440	298,488
Net Increase (Decrease) in Net Assets Resulting from Operations	285,699	9,913	449,254	285,249	309,086

Increase (Decrease) in Net Assets from Contract Transactions	(150,961)	(728,468)	(122,156)	(236,662)	21,644

Total Increase (Decrease) in Net Assets	134,738	(718,555)	327,098	48,587	330,730

Net Assets as of December 31, 2019:	$1,283,642	$1,061,582	$1,687,443	$1,393,530	$1,258,986

See Accompanying Notes.

(1) See Footnote 1	9

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	NVIT Emerging Markets Class D Shares Subaccount	T. Rowe Price Equity Income Service Class Subaccount	T. Rowe Price International Stock Subaccount	T. Rowe Price New America Growth Subaccount	TA Barrow Hanley Dividend Focused Initial Class Subaccount
Net Assets as of December 31, 2017:	$2,609,244	$1,373,915	$484,420	$1,192,107	$3,258,984

Investment Income:
Reinvested Dividends	6,926	27,328	6,198	2,035	60,683
Investment Expense:
Mortality and Expense Risk and Administrative Charges	14,244	18,815	6,425	17,698	28,602

Net Investment Income (Loss)	(7,318)	8,513	(227)	(15,663)	32,081
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	121,187	43,658	128,991	—
Realized Gain (Loss) on Investments	127,311	12,029	2,855	13,989	215,756

Net Realized Capital Gains (Losses) on Investments	127,311	133,216	46,513	142,980	215,756
Net Change in Unrealized Appreciation (Depreciation)	(517,857)	(287,179)	(119,432)	(128,956)	(564,746)

Net Gain (Loss) on Investment	(390,546)	(153,963)	(72,919)	14,024	(348,990)
Net Increase (Decrease) in Net Assets Resulting from Operations	(397,864)	(145,450)	(73,146)	(1,639)	(316,909)

Increase (Decrease) in Net Assets from Contract Transactions	(548,152)	(20,605)	(10,497)	(16,707)	(665,145)

Total Increase (Decrease) in Net Assets	(946,016)	(166,055)	(83,643)	(18,346)	(982,054)

Net Assets as of December 31, 2018:	$1,663,228	$1,207,860	$400,777	$1,173,761	$2,276,930

Investment Income:
Reinvested Dividends	32,168	29,921	10,301	5,478	62,671
Investment Expense:
Mortality and Expense Risk and Administrative Charges	10,770	17,560	6,130	18,400	24,442

Net Investment Income (Loss)	21,398	12,361	4,171	(12,922)	38,229
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	73,745	18,375	93,546	385,078
Realized Gain (Loss) on Investments	71,036	29,369	3,180	61,217	112,663

Net Realized Capital Gains (Losses) on Investments	71,036	103,114	21,555	154,763	497,741
Net Change in Unrealized Appreciation (Depreciation)	230,958	167,484	75,053	239,356	(30,604)

Net Gain (Loss) on Investment	301,994	270,598	96,608	394,119	467,137
Net Increase (Decrease) in Net Assets Resulting from Operations	323,392	282,959	100,779	381,197	505,366

Increase (Decrease) in Net Assets from Contract Transactions	(385,431)	(239,456)	(38,095)	(95,081)	(344,196)

Total Increase (Decrease) in Net Assets	(62,039)	43,503	62,684	286,116	161,170

Net Assets as of December 31, 2019:	$1,601,189	$1,251,363	$463,461	$1,459,877	$2,438,100

See Accompanying Notes.

(1) See Footnote 1	10

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA BlackRock Global Real Estate Securities Initial Class Subaccount	TA BlackRock Government Money Market Initial Class Subaccount	TA Greystone International Growth Initial Class Subaccount	TA Janus Mid-Cap Growth Initial Class Subaccount	TA JPMorgan Asset Allocation - Conservative Initial Class Subaccount
Net Assets as of December 31, 2017:	$2,871,046	$1,939,882	$1,111,854	$657,492	$1,142,334

Investment Income:
Reinvested Dividends	228,193	42,907	12,287	351	20,614
Investment Expense:
Mortality and Expense Risk and Administrative Charges	17,360	20,908	7,057	5,777	7,902

Net Investment Income (Loss)	210,833	21,999	5,230	(5,426)	12,712
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	5,224	26,069	46,536
Realized Gain (Loss) on Investments	23,106	—	52,064	13,277	(4,802)

Net Realized Capital Gains (Losses) on Investments	23,106	—	57,288	39,346	41,734
Net Change in Unrealized Appreciation (Depreciation)	(510,161)	—	(250,360)	(42,591)	(103,002)

Net Gain (Loss) on Investment	(487,055)	—	(193,072)	(3,245)	(61,268)
Net Increase (Decrease) in Net Assets Resulting from Operations	(276,222)	21,999	(187,842)	(8,671)	(48,556)

Increase (Decrease) in Net Assets from Contract Transactions	(464,450)	707,474	(100,996)	(48,430)	(46,886)

Total Increase (Decrease) in Net Assets	(740,672)	729,473	(288,838)	(57,101)	(95,442)

Net Assets as of December 31, 2018:	$2,130,374	$2,669,355	$823,016	$600,391	$1,046,892

Investment Income:
Reinvested Dividends	17,089	55,388	9,211	542	29,706
Investment Expense:
Mortality and Expense Risk and Administrative Charges	13,782	24,454	5,028	6,459	8,014

Net Investment Income (Loss)	3,307	30,934	4,183	(5,917)	21,692
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	92,486	39,563	42,108
Realized Gain (Loss) on Investments	(1,178)	—	56,057	11,838	(870)

Net Realized Capital Gains (Losses) on Investments	(1,178)	—	148,543	51,401	41,238
Net Change in Unrealized Appreciation (Depreciation)	469,813	—	13,232	168,558	76,152

Net Gain (Loss) on Investment	468,635	—	161,775	219,959	117,390
Net Increase (Decrease) in Net Assets Resulting from Operations	471,942	30,934	165,958	214,042	139,082

Increase (Decrease) in Net Assets from Contract Transactions	(682,856)	(152,763)	(463,421)	17,688	(16,732)

Total Increase (Decrease) in Net Assets	(210,914)	(121,829)	(297,463)	231,730	122,350

Net Assets as of December 31, 2019:	$1,919,460	$2,547,526	$525,553	$832,121	$1,169,242

See Accompanying Notes.

(1) See Footnote 1	11

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA JPMorgan Asset Allocation - Growth Initial Class Subaccount	TA JPMorgan Asset Allocation - Moderate Initial Class Subaccount	TA JPMorgan Asset Allocation - Moderate Growth Initial Class Subaccount	TA JPMorgan Enhanced Index Initial Class Subaccount	TA Managed Risk - Balanced ETF Initial Class Subaccount
Net Assets as of December 31, 2017:	$3,135,134	$2,186,787	$1,930,184	$4,727,827	$772,287

Investment Income:
Reinvested Dividends	58,589	35,011	35,155	39,757	7,816
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,306	16,968	12,613	26,829	3,005

Net Investment Income (Loss)	37,283	18,043	22,542	12,928	4,811
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	204,030	95,228	97,517	155,756	—
Realized Gain (Loss) on Investments	50,123	27,241	27,181	600,254	38,666

Net Realized Capital Gains (Losses) on Investments	254,153	122,469	124,698	756,010	38,666
Net Change in Unrealized Appreciation (Depreciation)	(542,556)	(255,690)	(288,116)	(957,185)	(62,434)

Net Gain (Loss) on Investment	(288,403)	(133,221)	(163,418)	(201,175)	(23,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	(251,120)	(115,178)	(140,876)	(188,247)	(18,957)

Increase (Decrease) in Net Assets from Contract Transactions	(1,031,147)	(538,874)	(119,302)	(1,581,159)	(381,964)

Total Increase (Decrease) in Net Assets	(1,282,267)	(654,052)	(260,178)	(1,769,406)	(400,921)

Net Assets as of December 31, 2018:	$1,852,867	$1,532,735	$1,670,006	$2,958,421	$371,366

Investment Income:
Reinvested Dividends	36,571	34,062	42,773	37,678	9,572
Investment Expense:
Mortality and Expense Risk and Administrative Charges	15,186	14,243	12,798	23,120	2,384

Net Investment Income (Loss)	21,385	19,819	29,975	14,558	7,188
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	193,586	88,279	164,644	370,257	11,233
Realized Gain (Loss) on Investments	3,788	(1,237)	(17,248)	154,869	508

Net Realized Capital Gains (Losses) on Investments	197,374	87,042	147,396	525,126	11,741
Net Change in Unrealized Appreciation (Depreciation)	245,789	116,583	154,751	304,783	40,732

Net Gain (Loss) on Investment	443,163	203,625	302,147	829,909	52,473
Net Increase (Decrease) in Net Assets Resulting from Operations	464,548	223,444	332,122	844,467	59,661

Increase (Decrease) in Net Assets from Contract Transactions	(10,970)	(142,505)	22,693	(567,330)	33,571

Total Increase (Decrease) in Net Assets	453,578	80,939	354,815	277,137	93,232

Net Assets as of December 31, 2019:	$2,306,445	$1,613,674	$2,024,821	$3,235,558	$464,598

See Accompanying Notes.

(1) See Footnote 1	12

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Managed Risk - Growth ETF Initial Class Subaccount	TA Morgan Stanley Capital Growth Initial Class Subaccount	TA Multi-Managed Balanced Initial Class Subaccount	TA PIMCO Total Return Initial Class Subaccount	TA Small/Mid Cap Value Initial Class Subaccount
Net Assets as of December 31, 2017:	$494,927	$64,285	$2,218,718	$23,529,524	$3,590,760

Investment Income:
Reinvested Dividends	8,705	—	30,580	563,872	28,559
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,858	1,041	19,468	143,883	24,727

Net Investment Income (Loss)	5,847	(1,041)	11,112	419,989	3,832
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	12,636	83,762	111,178	309,020
Realized Gain (Loss) on Investments	11,853	463	31,955	(209,241)	61,576

Net Realized Capital Gains (Losses) on Investments	11,853	13,099	115,717	(98,063)	370,596
Net Change in Unrealized Appreciation (Depreciation)	(43,699)	(8,723)	(218,637)	(658,152)	(738,219)

Net Gain (Loss) on Investment	(31,846)	4,376	(102,920)	(756,215)	(367,623)
Net Increase (Decrease) in Net Assets Resulting from Operations	(25,999)	3,335	(91,808)	(336,226)	(363,791)

Increase (Decrease) in Net Assets from Contract Transactions	(218,339)	(2)	(172,775)	(3,255,054)	(523,218)

Total Increase (Decrease) in Net Assets	(244,338)	3,333	(264,583)	(3,591,280)	(887,009)

Net Assets as of December 31, 2018:	$250,589	$67,618	$1,954,135	$19,938,244	$2,703,751

Investment Income:
Reinvested Dividends	5,487	—	33,321	474,189	26,320
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,917	1,136	18,838	130,201	20,326

Net Investment Income (Loss)	3,570	(1,136)	14,483	343,988	5,994
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	23,531	6,646	126,336	—	209,646
Realized Gain (Loss) on Investments	733	485	44,732	41,911	(78,566)

Net Realized Capital Gains (Losses) on Investments	24,264	7,131	171,068	41,911	131,080
Net Change in Unrealized Appreciation (Depreciation)	18,921	8,892	195,117	1,067,521	456,875

Net Gain (Loss) on Investment	43,185	16,023	366,185	1,109,432	587,955
Net Increase (Decrease) in Net Assets Resulting from Operations	46,755	14,887	380,668	1,453,420	593,949

Increase (Decrease) in Net Assets from Contract Transactions	(7,340)	(1)	(275,869)	(2,271,002)	(480,414)

Total Increase (Decrease) in Net Assets	39,415	14,886	104,799	(817,582)	113,535

Net Assets as of December 31, 2019:	$290,004	$82,504	$2,058,934	$19,120,662	$2,817,286

See Accompanying Notes.

(1) See Footnote 1	13

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA T. Rowe Price Small Cap Initial Class Subaccount	TA TS&W International Equity Initial Class Subaccount	TA WMC US Growth Initial Class Subaccount	Vanguard® Equity Index Subaccount	Vanguard® International Subaccount
Net Assets as of December 31, 2017:	$9,772,797	$932,181	$4,267,304	$84,467,341	$32,758,940

Investment Income:
Reinvested Dividends	—	19,954	19,659	1,377,718	243,242
Investment Expense:
Mortality and Expense Risk and Administrative Charges	63,255	6,594	45,060	502,888	189,100

Net Investment Income (Loss)	(63,255)	13,360	(25,401)	874,830	54,142
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	462,161	—	339,247	1,341,080	814,055
Realized Gain (Loss) on Investments	197,123	18,286	197,338	6,422,087	3,395,976

Net Realized Capital Gains (Losses) on Investments	659,284	18,286	536,585	7,763,167	4,210,031
Net Change in Unrealized Appreciation (Depreciation)	(1,132,973)	(165,149)	(1,448,788)	(11,705,068)	(8,068,218)

Net Gain (Loss) on Investment	(473,689)	(146,863)	(912,203)	(3,941,901)	(3,858,187)
Net Increase (Decrease) in Net Assets Resulting from Operations	(536,944)	(133,503)	(937,604)	(3,067,071)	(3,804,045)

Increase (Decrease) in Net Assets from Contract Transactions	(3,090,628)	(110,458)	5,842,191	(30,511,219)	(11,893,220)

Total Increase (Decrease) in Net Assets	(3,627,572)	(243,961)	4,904,587	(33,578,290)	(15,697,265)

Net Assets as of December 31, 2018:	$6,145,225	$688,220	$9,171,891	$50,889,051	$17,061,675

Investment Income:
Reinvested Dividends	—	10,670	13,659	1,078,842	269,144
Investment Expense:
Mortality and Expense Risk and Administrative Charges	45,623	5,743	71,714	370,660	128,341

Net Investment Income (Loss)	(45,623)	4,927	(58,055)	708,182	140,803
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	645,986	11,786	889,485	1,412,575	586,939
Realized Gain (Loss) on Investments	576,981	4,408	511,165	6,943,572	2,202,090

Net Realized Capital Gains (Losses) on Investments	1,222,967	16,194	1,400,650	8,356,147	2,789,029
Net Change in Unrealized Appreciation (Depreciation)	628,604	117,890	2,061,886	5,902,842	2,193,533

Net Gain (Loss) on Investment	1,851,571	134,084	3,462,536	14,258,989	4,982,562
Net Increase (Decrease) in Net Assets Resulting from Operations	1,805,948	139,011	3,404,481	14,967,171	5,123,365

Increase (Decrease) in Net Assets from Contract Transactions	(1,680,291)	(4,388)	(1,610,866)	(8,755,164)	(2,033,234)

Total Increase (Decrease) in Net Assets	125,657	134,623	1,793,615	6,212,007	3,090,131

Net Assets as of December 31, 2019:	$6,270,882	$822,843	$10,965,506	$57,101,058	$20,151,806

See Accompanying Notes.

(1) See Footnote 1	14

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Vanguard® Mid-Cap Index Subaccount	Vanguard® Real Estate Index Subaccount	Vanguard® Short-Term Investment Grade Subaccount	Vanguard® Total Bond Market Index Subaccount	Wanger International Subaccount
Net Assets as of December 31, 2017:	$22,012,329	$24,142,494	$50,279,289	$74,953,603	$5,101,671

Investment Income:
Reinvested Dividends	259,667	688,975	859,438	1,727,077	89,100
Investment Expense:
Mortality and Expense Risk and Administrative Charges	138,135	141,132	289,005	420,789	37,897

Net Investment Income (Loss)	121,532	547,843	570,433	1,306,288	51,203
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,055,768	844,817	—	146,187	498,283
Realized Gain (Loss) on Investments	1,362,183	234,420	(327,449)	(907,995)	(139,897)

Net Realized Capital Gains (Losses) on Investments	2,417,951	1,079,237	(327,449)	(761,808)	358,386
Net Change in Unrealized Appreciation (Depreciation)	(4,444,790)	(2,786,135)	(149,994)	(1,290,390)	(1,207,617)

Net Gain (Loss) on Investment	(2,026,839)	(1,706,898)	(477,443)	(2,052,198)	(849,231)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,905,307)	(1,159,055)	92,990	(745,910)	(798,028)

Increase (Decrease) in Net Assets from Contract Transactions	(2,160,030)	(5,132,953)	(12,003,839)	(12,479,615)	(898,979)

Total Increase (Decrease) in Net Assets	(4,065,337)	(6,292,008)	(11,910,849)	(13,225,525)	(1,697,007)

Net Assets as of December 31, 2018:	$17,946,992	$17,850,486	$38,368,440	$61,728,078	$3,404,664

Investment Income:
Reinvested Dividends	304,456	543,315	1,016,598	1,791,996	29,804
Investment Expense:
Mortality and Expense Risk and Administrative Charges	125,405	125,955	240,824	339,417	33,796

Net Investment Income (Loss)	179,051	417,360	775,774	1,452,579	(3,992)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,569,400	981,896	—	—	356,988
Realized Gain (Loss) on Investments	395,255	184,681	46,196	(209,123)	(170,488)

Net Realized Capital Gains (Losses) on Investments	1,964,655	1,166,577	46,196	(209,123)	186,500
Net Change in Unrealized Appreciation (Depreciation)	2,883,224	3,131,719	1,024,328	3,269,997	750,974

Net Gain (Loss) on Investment	4,847,879	4,298,296	1,070,524	3,060,874	937,474
Net Increase (Decrease) in Net Assets Resulting from Operations	5,026,930	4,715,656	1,846,298	4,513,453	933,482

Increase (Decrease) in Net Assets from Contract Transactions	(3,561,691)	(3,825,052)	(3,584,796)	(19,754,664)	(462,356)

Total Increase (Decrease) in Net Assets	1,465,239	890,604	(1,738,498)	(15,241,211)	471,126

Net Assets as of December 31, 2019:	$19,412,231	$18,741,090	$36,629,942	$46,486,867	$3,875,790

See Accompanying Notes.

(1) See Footnote 1	15

Transamerica Premier Life Insurance Company

Separate Account VA CC

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

		WFVT Discovery Class 2
	Wanger USA	Shares
	Subaccount	Subaccount
Net Assets as of December 31, 2017:	$4,854,495	$—

Investment Income:
Reinvested Dividends	4,106	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	34,247	—

Net Investment Income (Loss)	(30,141)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,091,166	—
Realized Gain (Loss) on Investments	(173,744)	—

Net Realized Capital Gains (Losses) on Investments	917,422	—
Net Change in Unrealized Appreciation (Depreciation)	(835,523)	—

Net Gain (Loss) on Investment	81,899	—
Net Increase (Decrease) in Net Assets Resulting from Operations	51,758	—

Increase (Decrease) in Net Assets from Contract Transactions	(1,212,713)	—

Total Increase (Decrease) in Net Assets	(1,160,955)	—

Net Assets as of December 31, 2018:	$3,693,540	$—

Investment Income:
Reinvested Dividends	10,862	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	30,765	—

Net Investment Income (Loss)	(19,903)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	734,908	—
Realized Gain (Loss) on Investments	(222,542)	—

Net Realized Capital Gains (Losses) on Investments	512,366	—
Net Change in Unrealized Appreciation (Depreciation)	573,741	—

Net Gain (Loss) on Investment	1,086,107	—
Net Increase (Decrease) in Net Assets Resulting from Operations	1,066,204	—

Increase (Decrease) in Net Assets from Contract Transactions	(544,534)	—

Total Increase (Decrease) in Net Assets	521,670	—

Net Assets as of December 31, 2019:	$4,215,210	$—

See Accompanying Notes.

(1) See Footnote 1	16

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

1. Organization

Separate Account VA CC (the Separate Account) is a segregated investment account of Transamerica Premier Life Insurance Company (TPLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TPLIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TPLIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Advisor’s Edge Select® Variable Annuity, Advisor’s Edge® Variable Annuity, Dimensional Variable Annuity, MarqueeSM Variable Annuity, Personal Manager® Variable Annuity, and PrismSM Variable Annuity.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Global Thematic Growth Class B Shares	AB Global Thematic Growth Portfolio Class B Shares
AB Large Cap Growth Class B Shares	AB Large Cap Growth Portfolio Class B Shares
Calvert Variable Products, Inc.	Calvert Variable Products, Inc.
Calvert VP EAFE International Index Class I Shares	Calvert VP EAFE International Index Portfolio Class I Shares
Calvert Variable Series, Inc.	Calvert Variable Series, Inc.
Calvert VP SRI Balanced	Calvert VP SRI Balanced Portfolio
Calvert VP SRI Mid Cap	Calvert VP SRI Mid Cap Portfolio
Columbia Funds Variable Insurance Trust II	Columbia Funds Variable Insurance Trust II
Columbia - Mid Cap Growth Class 2 Shares	Columbia - Mid Cap Growth Fund Class 2 Shares
Columbia - Seligman Global Technology Class 2 Shares	Columbia - Seligman Global Technology Fund Class 2 Shares
Columbia Funds Variable Insurance Trust	Columbia Funds Variable Insurance Trust
Columbia - Small Company Growth Class 1 Shares	Columbia - Small Company Growth Fund Class 1 Shares
DFA Investment Dimensions Group, Inc.	DFA Investment Dimensions Group, Inc.
DFA VA Global Bond	DFA VA Global Bond Portfolio
DFA VA International Small	DFA VA International Small Portfolio
DFA VA International Value	DFA VA International Value Portfolio
DFA VA Short-Term Fixed	DFA VA Short-Term Fixed Portfolio
DFA VA U.S. Large Value	DFA VA U.S. Large Value Portfolio
DFA VA U.S. Targeted Value	DFA VA U.S. Targeted Value Portfolio
Dreyfus Variable Investments Fund	Dreyfus Variable Investments Fund
BNY Mellon Sustainable U.S. Equity Initial Shares	BNY Mellon Sustainable U.S. Equity Portfolio Initial Shares
BNY Mellon Sustainable U.S. Equity Service Shares	BNY Mellon Sustainable U.S. Equity Portfolio Service Shares
BNY Mellon VIF Appreciation Service Shares	BNY Mellon VIF Appreciation Portfolio Service Shares
BNY Mellon VIF Growth and Income Initial Shares	BNY Mellon VIF Growth and Income Portfolio Initial Shares
BNY Mellon VIF Quality Bond Initial Shares	BNY Mellon VIF Quality Bond Portfolio Initial Shares
Federated Insurance	Federated Insurance
Federated Fund for U.S. Government Securities II	Federated Fund for U.S. Government Securities II
Federated Government Money II Service Shares	Federated Government Money Fund II Service Shares
Federated High Income Bond II Primary Shares	Federated High Income Bond II Primary Shares
Federated Managed Volatility II Primary Shares	Federated Managed Volatility II Primary Shares

17

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Asset Manager Initial Class	Fidelity® VIP Asset Manager Portfolio Initial Class
Fidelity® VIP Contrafund® Initial Class	Fidelity® VIP Contrafund® Portfolio Initial Class
Fidelity® VIP Equity-Income Initial Class	Fidelity® VIP Equity-Income Portfolio Initial Class
Fidelity® VIP Government Money Market Initial Class	Fidelity® VIP Government Money Market Portfolio Initial Class
Fidelity® VIP Growth Initial Class	Fidelity® VIP Growth Portfolio Initial Class
Fidelity® VIP Mid Cap Initial Class	Fidelity® VIP Mid Cap Portfolio Initial Class
Fidelity® VIP Value Strategies Initial Class	Fidelity® VIP Value Strategies Portfolio Initial Class
Nationwide Variable Insurance Trust	Nationwide Variable Insurance Trust
NVIT Emerging Markets Class D Shares	NVIT Emerging Markets Fund Class D Shares
T. Rowe Price, Inc.	T. Rowe Price, Inc.
T. Rowe Price Equity Income Service Class	T. Rowe Price Equity Income Portfolio Service Class
T. Rowe Price International Stock	T. Rowe Price International Stock Portfolio
T. Rowe Price New America Growth	T. Rowe Price New America Growth Portfolio
Transamerica Series Trust	Transamerica Series Trust
TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused VP Initial Class
TA BlackRock Global Real Estate Securities Initial Class	Transamerica BlackRock Global Real Estate Securities VP Initial Class
TA BlackRock Government Money Market Initial Class	Transamerica BlackRock Government Money Market VP Initial Class
TA Greystone International Growth Initial Class	Transamerica Greystone International Growth VP Initial Class
TA Janus Mid-Cap Growth Initial Class	Transamerica Janus Mid-Cap Growth VP Initial Class
TA JPMorgan Asset Allocation - Conservative Initial Class	Transamerica JPMorgan Asset Allocation - Conservative VP Initial Class
TA JPMorgan Asset Allocation - Growth Initial Class	Transamerica JPMorgan Asset Allocation - Growth VP Initial Class
TA JPMorgan Asset Allocation - Moderate Initial Class	Transamerica JPMorgan Asset Allocation - Moderate VP Initial Class
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	Transamerica JPMorgan Asset Allocation - Moderate Growth VP Initial
Class
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class
TA Managed Risk - Balanced ETF Initial Class	Transamerica Managed Risk - Balanced ETF VP Initial Class
TA Managed Risk - Growth ETF Initial Class	Transamerica Managed Risk - Growth ETF VP Initial Class
TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth VP Initial Class
TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced VP Initial Class
TA PIMCO Total Return Initial Class	Transamerica PIMCO Total Return VP Initial Class
TA Small/Mid Cap Value Initial Class	Transamerica Small/Mid Cap Value VP Initial Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class
TA TS&W International Equity Initial Class	Transamerica TS&W International Equity VP Initial Class
TA WMC US Growth Initial Class	Transamerica WMC US Growth VP Initial Class
Vanguard® Variable Insurance Fund	Vanguard® Variable Insurance Fund
Vanguard® Equity Index	Vanguard® Equity Index Portfolio
Vanguard® International	Vanguard® International Portfolio
Vanguard® Mid-Cap Index	Vanguard® Mid-Cap Index Portfolio
Vanguard® Real Estate Index	Vanguard® Real Estate Index Portfolio
Vanguard® Short-Term Investment Grade	Vanguard® Short-Term Investment Grade Portfolio
Vanguard® Total Bond Market Index	Vanguard® Total Bond Market Index Portfolio

18

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Wanger Advisors Trust	Wanger Advisors Trust
Wanger International	Wanger International
Wanger USA	Wanger USA
Wells Fargo Advantage Variable Trust	Wells Fargo Advantage Variable Trust
WFVT Discovery Class 2 Shares	WFVT Discovery Fund Class 2 Shares

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
NVIT Emerging Markets Class D Shares	August 4, 2016

The following subaccount name changes were made effective during the fiscal year ended December 31, 2019:

Subaccount	Formerly
BNY Mellon Sustainable U.S. Equity Initial Shares	Dreyfus Sustainable U.S. Equity Initial Shares
BNY Mellon Sustainable U.S. Equity Service Shares	Dreyfus Sustainable U.S. Equity Service Shares
BNY Mellon VIF Appreciation Service Shares	Dreyfus VIF Appreciation Service Shares
BNY Mellon VIF Growth and Income Initial Shares	Dreyfus VIF Growth and Income Initial Shares
BNY Mellon VIF Quality Bond Initial Shares	Dreyfus VIF Quality Bond Initial Shares

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
AB Large Cap Growth Class B Shares	AB Growth Class B Shares

19

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2019.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2019.

20

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2019 were as follows:

Subaccount	Purchases	Sales
AB Global Thematic Growth Class B Shares	$1,161	$857
AB Large Cap Growth Class B Shares	122,645	1,895
BNY Mellon Sustainable U.S. Equity Initial Shares	226,684	283,412
BNY Mellon Sustainable U.S. Equity Service Shares	—	—
BNY Mellon VIF Appreciation Service Shares	6,743	19,032
BNY Mellon VIF Growth and Income Initial Shares	152,282	246,877
BNY Mellon VIF Quality Bond Initial Shares	4,419	11,720
Calvert VP EAFE International Index Class I Shares	64,311	129,732
Calvert VP SRI Balanced	227,090	248,539
Calvert VP SRI Mid Cap	620,130	661,561
Columbia - Mid Cap Growth Class 2 Shares	177	2,621
Columbia - Seligman Global Technology Class 2 Shares	33,008	13,578
Columbia - Small Company Growth Class 1 Shares	507,996	256,456
DFA VA Global Bond	5,939,006	12,017,668
DFA VA International Small	2,582,721	5,885,670
DFA VA International Value	2,673,896	7,774,713
DFA VA Short-Term Fixed	4,507,265	9,824,775
DFA VA U.S. Large Value	4,190,696	12,001,230
DFA VA U.S. Targeted Value	4,937,227	9,868,631
Federated Fund for U.S. Government Securities II	540,602	985,145
Federated Government Money II Service Shares	6,640,944	52,396,398
Federated High Income Bond II Primary Shares	1,416,939	1,476,338
Federated Managed Volatility II Primary Shares	737,345	4,694,889
Fidelity® VIP Asset Manager Initial Class	28,107	20,779
Fidelity® VIP Contrafund® Initial Class	1,298,298	2,525,166
Fidelity® VIP Equity-Income Initial Class	174,400	237,334
Fidelity® VIP Government Money Market Initial Class	65,820	784,364
Fidelity® VIP Growth Initial Class	857,889	902,381
Fidelity® VIP Mid Cap Initial Class	247,283	323,502
Fidelity® VIP Value Strategies Initial Class	265,573	135,103
NVIT Emerging Markets Class D Shares	32,310	396,341
T. Rowe Price Equity Income Service Class	183,544	336,894
T. Rowe Price International Stock	28,677	44,226
T. Rowe Price New America Growth	135,276	149,735
TA Barrow Hanley Dividend Focused Initial Class	625,143	546,025
TA BlackRock Global Real Estate Securities Initial Class	61,497	741,047

21

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

3. Investments (continued)

Subaccount	Purchases	Sales
TA BlackRock Government Money Market Initial Class	$3,613,889	$3,735,686
TA Greystone International Growth Initial Class	108,997	475,749
TA Janus Mid-Cap Growth Initial Class	102,805	51,473
TA JPMorgan Asset Allocation - Conservative Initial Class	151,427	104,361
TA JPMorgan Asset Allocation - Growth Initial Class	273,181	69,180
TA JPMorgan Asset Allocation - Moderate Initial Class	122,912	157,320
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	661,615	444,298
TA JPMorgan Enhanced Index Initial Class	589,177	771,696
TA Managed Risk - Balanced ETF Initial Class	68,494	16,502
TA Managed Risk - Growth ETF Initial Class	30,487	10,726
TA Morgan Stanley Capital Growth Initial Class	6,646	1,136
TA Multi-Managed Balanced Initial Class	220,043	355,085
TA PIMCO Total Return Initial Class	2,527,797	4,454,812
TA Small/Mid Cap Value Initial Class	369,528	634,311
TA T. Rowe Price Small Cap Initial Class	2,326,522	3,406,469
TA TS&W International Equity Initial Class	94,618	82,293
TA WMC US Growth Initial Class	1,262,402	2,041,835
Vanguard® Equity Index	21,056,514	27,690,846
Vanguard® International	10,780,657	12,086,107
Vanguard® Mid-Cap Index	2,387,121	4,200,347
Vanguard® Real Estate Index	2,226,644	4,652,427
Vanguard® Short-Term Investment Grade	3,439,108	6,247,966
Vanguard® Total Bond Market Index	17,750,489	36,052,538
Wanger International	688,245	797,606
Wanger USA	863,022	692,564
WFVT Discovery Class 2 Shares	—	—

22

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
		and Transferred	Net Increase		and Transferred	Net Increase
Subaccount	Units Purchased	to/from	(Decrease)	Units Purchased	to/from	(Decrease)
AB Global Thematic Growth Class B Shares	—	(518)	(518)	—	(4,892)	(4,892)
AB Large Cap Growth Class B Shares	35,005	(351)	34,654	—	(3)	(3)
BNY Mellon Sustainable U.S. Equity Initial Shares	2,180	(5,032)	(2,852)	29	(2,876)	(2,847)
BNY Mellon Sustainable U.S. Equity Service Shares	—	—	—	—	(121,720)	(121,720)
BNY Mellon VIF Appreciation Service Shares	—	(7,815)	(7,815)	—	(11,494)	(11,494)
BNY Mellon VIF Growth and Income Initial Shares	—	(4,183)	(4,183)	—	(983)	(983)
BNY Mellon VIF Quality Bond Initial Shares	60	(410)	(350)	—	(434)	(434)
Calvert VP EAFE International Index Class I Shares	20,837	(87,883)	(67,046)	1,119	(91,255)	(90,136)
Calvert VP SRI Balanced	1,708	(5,393)	(3,685)	1,980	(2,753)	(773)
Calvert VP SRI Mid Cap	3,004	(10,270)	(7,266)	231	(3,987)	(3,756)
Columbia - Mid Cap Growth Class 2 Shares	97	(802)	(705)	325	(5,873)	(5,548)
Columbia - Seligman Global Technology Class 2 Shares	89	(3,457)	(3,368)	410	(505)	(95)
Columbia - Small Company Growth Class 1 Shares	31,001	(40,008)	(9,007)	14,305	(183,984)	(169,679)
DFA VA Global Bond	2,730,285	(7,144,669)	(4,414,384)	2,566,005	(10,332,172)	(7,766,167)
DFA VA International Small	448,060	(1,583,080)	(1,135,020)	709,674	(2,683,514)	(1,973,840)
DFA VA International Value	652,971	(3,076,282)	(2,423,311)	954,233	(4,537,315)	(3,583,082)
DFA VA Short-Term Fixed	2,387,744	(7,717,618)	(5,329,874)	6,280,188	(8,055,605)	(1,775,417)
DFA VA U.S. Large Value	523,206	(3,375,584)	(2,852,378)	1,447,572	(7,472,868)	(6,025,296)
DFA VA U.S. Targeted Value	981,381	(2,657,480)	(1,676,099)	612,728	(4,420,948)	(3,808,220)
Federated Fund for U.S. Government Securities II	279,955	(543,998)	(264,043)	768,290	(2,265,541)	(1,497,251)
Federated Government Money II Service Shares	5,699,997	(47,295,891)	(41,595,894)	48,726,591	(10,013,327)	38,713,264
Federated High Income Bond II Primary Shares	415,531	(498,328)	(82,797)	550,952	(1,016,511)	(465,559)
Federated Managed Volatility II Primary Shares	331,222	(2,155,024)	(1,823,802)	410,817	(132,756)	278,061
Fidelity® VIP Asset Manager Initial Class	—	(415)	(415)	—	(5,954)	(5,954)
Fidelity® VIP Contrafund® Initial Class	150,221	(990,104)	(839,883)	216,341	(906,282)	(689,941)
Fidelity® VIP Equity-Income Initial Class	1,225	(4,357)	(3,132)	—	(5,754)	(5,754)
Fidelity® VIP Government Money Market Initial Class	2,836	(57,803)	(54,967)	62,063	(15,688)	46,375

23

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
		and Transferred	Net Increase		and Transferred	Net Increase
Subaccount	Units Purchased	to/from	(Decrease)	Units Purchased	to/from	(Decrease)
Fidelity® VIP Growth Initial Class	11,238	(12,833)	(1,595)	—	(5,577)	(5,577)
Fidelity® VIP Mid Cap Initial Class	21,148	(86,296)	(65,148)	27,138	(154,973)	(127,835)
Fidelity® VIP Value Strategies Initial Class	58,925	(49,572)	9,353	22,846	(117,406)	(94,560)
NVIT Emerging Markets Class D Shares	13	(30,979)	(30,966)	1,170	(42,822)	(41,652)
T. Rowe Price Equity Income Service Class	1,165	(5,234)	(4,069)	—	(345)	(345)
T. Rowe Price International Stock	—	(1,704)	(1,704)	—	(469)	(469)
T. Rowe Price New America Growth	437	(1,705)	(1,268)	—	(246)	(246)
TA Barrow Hanley Dividend Focused Initial Class	82,350	(236,110)	(153,760)	22,933	(321,867)	(298,934)
TA BlackRock Global Real Estate Securities Initial Class	14,208	(204,011)	(189,803)	40,199	(187,160)	(146,961)
TA BlackRock Government Money Market Initial Class	3,624,185	(3,778,753)	(154,568)	1,989,045	(1,259,806)	729,239
TA Greystone International Growth Initial Class	3,463	(216,958)	(213,495)	30,845	(74,502)	(43,657)
TA Janus Mid-Cap Growth Initial Class	25,210	(17,548)	7,662	52,987	(68,816)	(15,829)
TA JPMorgan Asset Allocation - Conservative Initial Class	39,920	(48,525)	(8,605)	115,387	(140,832)	(25,445)
TA JPMorgan Asset Allocation - Growth Initial Class	18,766	(22,606)	(3,840)	18,476	(447,633)	(429,157)
TA JPMorgan Asset Allocation - Moderate Initial Class	266	(67,611)	(67,345)	30,278	(292,051)	(261,773)
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	201,931	(189,504)	12,427	34,790	(90,996)	(56,206)
TA JPMorgan Enhanced Index Initial Class	68,572	(194,507)	(125,935)	17,742	(287,502)	(269,760)
TA Managed Risk - Balanced ETF Initial Class	31,000	(9,319)	21,681	987	(251,602)	(250,615)
TA Managed Risk - Growth ETF Initial Class	934	(5,528)	(4,594)	1,784	(140,814)	(139,030)
TA Morgan Stanley Capital Growth Initial Class	—	—	—	—	—	—
TA Multi-Managed Balanced Initial Class	30,298	(158,469)	(128,171)	28,326	(114,219)	(85,893)
TA PIMCO Total Return Initial Class	1,098,572	(2,318,025)	(1,219,453)	586,328	(2,398,644)	(1,812,316)
TA Small/Mid Cap Value Initial Class	24,442	(128,555)	(104,113)	104,221	(222,061)	(117,840)
TA T. Rowe Price Small Cap Initial Class	516,969	(1,038,258)	(521,289)	288,259	(1,349,973)	(1,061,714)
TA TS&W International Equity Initial Class	33,144	(31,138)	2,006	13,776	(68,321)	(54,545)
TA WMC US Growth Initial Class	110,462	(577,864)	(467,402)	2,085,990	(351,278)	1,734,712
Vanguard® Equity Index	5,755,127	(8,294,631)	(2,539,504)	1,468,149	(11,921,775)	(10,453,626)

24

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
		and Transferred	Net Increase		and Transferred	Net Increase
Subaccount	Units Purchased	to/from	(Decrease)	Units Purchased	to/from	(Decrease)
Vanguard® International	6,184,906	(7,357,007)	(1,172,101)	2,684,189	(10,811,191)	(8,127,002)
Vanguard® Mid-Cap Index	135,428	(1,072,197)	(936,769)	625,516	(1,205,286)	(579,770)
Vanguard® Real Estate Index	170,409	(1,117,242)	(946,833)	484,473	(1,918,218)	(1,433,745)
Vanguard® Short-Term Investment Grade	1,608,259	(3,976,198)	(2,367,939)	2,430,835	(10,464,616)	(8,033,781)
Vanguard® Total Bond Market Index	9,334,682	(20,442,928)	(11,108,246)	4,328,721	(11,924,370)	(7,595,649)
Wanger International	86,419	(198,740)	(112,321)	38,187	(279,041)	(240,854)
Wanger USA	25,689	(114,124)	(88,435)	35,508	(339,943)	(304,435)
WFVT Discovery Class 2 Shares	—	—	—	—	—	—

25

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019				Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars		Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars		Dollar Net Increase (Decrease)
AB Global Thematic Growth Class B Shares	$—	$(666	) $	(666)	$—	$(7,042	) $	(7,042)
AB Large Cap Growth Class B Shares	101,463	(1,021)		100,442	—	(1)		(1)
BNY Mellon Sustainable U.S. Equity Initial Shares	122,677	(261,082)		(138,405)	1,382	(132,467)		(131,085)
BNY Mellon Sustainable U.S. Equity Service Shares	—	—		—	—	(275,309)		(275,309)
BNY Mellon VIF Appreciation Service Shares	—	(18,478)		(18,478)	—	(30,115)		(30,115)
BNY Mellon VIF Growth and Income Initial Shares	33	(231,944)		(231,911)	21	(50,320)		(50,299)
BNY Mellon VIF Quality Bond Initial Shares	1,342	(9,521)		(8,179)	—	(9,841)		(9,841)
Calvert VP EAFE International Index Class I Shares	28,653	(114,257)		(85,604)	1,499	(120,571)		(119,072)
Calvert VP SRI Balanced	79,240	(212,927)		(133,687)	73,283	(105,902)		(32,619)
Calvert VP SRI Mid Cap	197,998	(609,765)		(411,767)	12,180	(216,666)		(204,486)
Columbia - Mid Cap Growth Class 2 Shares	179	(1,427)		(1,248)	509	(10,076)		(9,567)
Columbia - Seligman Global Technology Class 2 Shares	296	(11,755)		(11,459)	1,041	(1,442)		(401)
Columbia - Small Company Growth Class 1 Shares	191,161	(246,538)		(55,377)	43,052	(576,814)		(533,762)
DFA VA Global Bond	4,635,456	(11,739,555)		(7,104,099)	4,549,990	(17,244,864)		(12,694,874)
DFA VA International Small	1,433,476	(5,744,805)		(4,311,329)	2,772,815	(10,889,436)		(8,116,621)
DFA VA International Value	1,511,528	(7,617,979)		(6,106,451)	2,655,569	(11,944,312)		(9,288,743)
DFA VA Short-Term Fixed	3,529,667	(9,592,967)		(6,063,300)	8,410,256	(10,803,505)		(2,393,249)
DFA VA U.S. Large Value	1,813,999	(11,613,010)		(9,799,011)	4,586,358	(25,432,058)		(20,845,700)
DFA VA U.S. Targeted Value	3,202,918	(9,659,947)		(6,457,029)	2,580,905	(16,060,478)		(13,479,573)
Federated Fund for U.S. Government Securities II	467,191	(965,890)		(498,699)	1,221,461	(3,594,843)		(2,373,382)
Federated Government Money II Service Shares	6,294,577	(52,290,114)		(45,995,537)	53,415,168	(11,115,119)		42,300,049
Federated High Income Bond II Primary Shares	1,094,611	(1,439,956)		(345,345)	1,466,644	(2,699,455)		(1,232,811)
Federated Managed Volatility II Primary Shares	603,029	(4,662,279)		(4,059,250)	1,061,252	(302,273)		758,979
Fidelity® VIP Asset Manager Initial Class	—	(14,449)		(14,449)	—	(180,861)		(180,861)
Fidelity® VIP Contrafund® Initial Class	365,697	(2,469,941)		(2,104,244)	504,708	(2,108,789)		(1,604,081)
Fidelity® VIP Equity-Income Initial Class	69,131	(220,092)		(150,961)	21	(250,474)		(250,453)
Fidelity® VIP Government Money Market Initial Class	42,621	(771,089)		(728,468)	839,779	(230,930)		608,849

26

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019				Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars		Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars		Dollar Net Increase (Decrease)
Fidelity® VIP Growth Initial Class	$758,571	$(880,727	) $	(122,156)	$—	$(321,992	) $	(321,992)
Fidelity® VIP Mid Cap Initial Class	78,644	(315,306)		(236,662)	104,979	(596,270)		(491,291)
Fidelity® VIP Value Strategies Initial Class	148,766	(127,122)		21,644	59,944	(286,116)		(226,172)
NVIT Emerging Markets Class D Shares	151	(385,582)		(385,431)	15,567	(563,719)		(548,152)
T. Rowe Price Equity Income Service Class	79,941	(319,397)		(239,456)	25	(20,630)		(20,605)
T. Rowe Price International Stock	—	(38,095)		(38,095)	—	(10,497)		(10,497)
T. Rowe Price New America Growth	36,258	(131,339)		(95,081)	—	(16,707)		(16,707)
TA Barrow Hanley Dividend Focused Initial Class	178,765	(522,961)		(344,196)	48,105	(713,250)		(665,145)
TA BlackRock Global Real Estate Securities Initial Class	44,698	(727,554)		(682,856)	131,922	(596,372)		(464,450)
TA BlackRock Government Money Market Initial Class	3,559,148	(3,711,911)		(152,763)	1,931,630	(1,224,156)		707,474
TA Greystone International Growth Initial Class	7,412	(470,833)		(463,421)	68,438	(169,434)		(100,996)
TA Janus Mid-Cap Growth Initial Class	62,727	(45,039)		17,688	121,117	(169,547)		(48,430)
TA JPMorgan Asset Allocation - Conservative Initial Class	79,657	(96,389)		(16,732)	223,098	(269,984)		(46,886)
TA JPMorgan Asset Allocation - Growth Initial Class	43,227	(54,197)		(10,970)	46,719	(1,077,866)		(1,031,147)
TA JPMorgan Asset Allocation - Moderate Initial Class	589	(143,094)		(142,505)	64,686	(603,560)		(538,874)
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	454,226	(431,533)		22,693	80,015	(199,317)		(119,302)
TA JPMorgan Enhanced Index Initial Class	181,733	(749,063)		(567,330)	50,201	(1,631,360)		(1,581,159)
TA Managed Risk - Balanced ETF Initial Class	47,729	(14,158)		33,571	1,547	(383,511)		(381,964)
TA Managed Risk - Growth ETF Initial Class	1,505	(8,845)		(7,340)	2,825	(221,164)		(218,339)
TA Morgan Stanley Capital Growth Initial Class	—	(1)		(1)	—	(2)		(2)
TA Multi-Managed Balanced Initial Class	60,469	(336,338)		(275,869)	59,503	(232,278)		(172,775)
TA PIMCO Total Return Initial Class	2,067,208	(4,338,210)		(2,271,002)	1,014,148	(4,269,202)		(3,255,054)
TA Small/Mid Cap Value Initial Class	133,908	(614,322)		(480,414)	421,444	(944,662)		(523,218)
TA T. Rowe Price Small Cap Initial Class	1,685,136	(3,365,427)		(1,680,291)	856,830	(3,947,458)		(3,090,628)
TA TS&W International Equity Initial Class	72,365	(76,753)		(4,388)	31,982	(142,440)		(110,458)
TA WMC US Growth Initial Class	364,844	(1,975,710)		(1,610,866)	6,897,549	(1,055,358)		5,842,191
Vanguard® Equity Index	18,603,872	(27,359,036)		(8,755,164)	4,470,366	(34,981,585)		(30,511,219)

27

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
Vanguard® International	$9,949,578	$(11,982,812)	$(2,033,234)	$4,268,241	$(16,161,461)	$(11,893,220)
Vanguard® Mid-Cap Index	527,389	(4,089,080)	(3,561,691)	2,297,847	(4,457,877)	(2,160,030)
Vanguard® Real Estate Index	716,983	(4,542,035)	(3,825,052)	1,717,707	(6,850,660)	(5,132,953)
Vanguard® Short-Term Investment Grade	2,483,205	(6,068,001)	(3,584,796)	3,592,100	(15,595,939)	(12,003,839)
Vanguard® Total Bond Market Index	16,044,600	(35,799,264)	(19,754,664)	7,072,214	(19,551,829)	(12,479,615)
Wanger International	303,226	(765,582)	(462,356)	201,743	(1,100,722)	(898,979)
Wanger USA	118,908	(663,442)	(544,534)	179,227	(1,391,940)	(1,212,713)
WFVT Discovery Class 2 Shares	—	—	—	—	—	—

28

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
AB Global Thematic Growth Class B Shares
12/31/2019	13,583	$2.37	to	$14.67	$21,429	0.16%	0.55%	to	2.70%	29.07%	to	26.37%
12/31/2018	14,101	1.84	to	11.61	17,251	—	0.55	to	2.70	(10.48)	to	(12.36)
12/31/2017	18,993	2.05	to	13.25	26,345	0.28	0.55	to	2.70	35.55	to	32.73
12/31/2016	19,587	1.51	to	0.92	20,065	—	0.55	to	1.60	(1.42)	to	(2.43)
12/31/2015	21,883	1.53	to	0.95	22,844	—	0.55	to	1.60	2.09	to	1.03
AB Large Cap Growth Class B Shares
12/31/2019	55,231	4.25	to	16.45	179,112	—	0.55	to	2.70	33.63	to	30.83
12/31/2018	20,577	3.18	to	12.58	50,440	—	0.55	to	2.70	1.76	to	(0.38)
12/31/2017	20,580	3.13	to	12.62	49,608	—	0.55	to	2.70	30.95	to	28.22
12/31/2016	20,582	2.39	to	1.59	37,913	—	0.55	to	1.60	1.80	to	0.75
12/31/2015	20,716	2.34	to	1.57	37,513	—	0.55	to	1.60	10.25	to	9.11
BNY Mellon Sustainable U.S. Equity Initial Shares
12/31/2019	42,462	60.95	to	49.79	2,399,073	1.46	0.80	to	1.40	33.29	to	32.50
12/31/2018	45,314	45.73	to	37.57	1,918,269	1.77	0.80	to	1.40	(5.16)	to	(5.73)
12/31/2017	48,161	48.22	to	39.86	2,153,020	1.13	0.80	to	1.40	14.42	to	13.75
12/31/2016	49,167	42.14	to	35.04	1,921,722	1.28	0.80	to	1.40	9.50	to	8.85
12/31/2015	53,807	38.49	to	32.19	1,909,388	1.03	0.80	to	1.40	(3.96)	to	(4.53)
BNY Mellon Sustainable U.S. Equity Service Shares
12/31/2019	—	3.13	to	13.40	—	1.17	0.55	to	2.70	33.28	to	30.49
12/31/2018	—	2.35	to	10.27	—	1.85	0.55	to	2.70	(5.16)	to	(7.16)
12/31/2017	121,720	2.47	to	11.07	264,626	0.92	0.55	to	2.70	14.41	to	12.02
12/31/2016	121,727	2.16	to	1.47	231,369	1.01	0.55	to	1.60	9.48	to	8.35
12/31/2015	130,025	1.98	to	1.36	224,434	0.80	0.55	to	1.60	(3.94)	to	(4.94)
BNY Mellon VIF Appreciation Service Shares
12/31/2019	15,718	3.16	to	14.66	44,723	0.92	0.55	to	2.70	35.04	to	32.21
12/31/2018	23,533	2.34	to	11.09	48,099	1.01	0.55	to	2.70	(7.61)	to	(9.56)
12/31/2017	35,027	2.53	to	12.26	81,456	1.09	0.55	to	2.70	26.32	to	23.68
12/31/2016	38,116	2.00	to	1.65	70,624	1.39	0.55	to	1.60	7.05	to	5.94
12/31/2015	40,417	1.87	to	1.56	70,401	1.46	0.55	to	1.60	(3.25)	to	(4.25)
BNY Mellon VIF Growth and Income Initial Shares
12/31/2019	18,652	71.97	to	60.15	1,162,656	1.09	0.80	to	1.40	28.10	to	27.34
12/31/2018	22,835	56.18	to	47.24	1,109,737	0.80	0.80	to	1.40	(5.45)	to	(6.01)
12/31/2017	23,818	59.42	to	50.26	1,229,123	0.74	0.80	to	1.40	18.76	to	18.06
12/31/2016	26,278	50.03	to	42.57	1,147,086	1.23	0.80	to	1.40	9.16	to	8.52
12/31/2015	25,204	45.83	to	39.23	1,013,880	0.86	0.80	to	1.40	0.78	to	0.18
BNY Mellon VIF Quality Bond Initial Shares
12/31/2019	6,639	28.44	to	23.88	159,189	1.92	0.80	to	1.40	7.20	to	6.57
12/31/2018	6,989	26.53	to	22.41	157,201	2.75	0.80	to	1.40	(3.32)	to	(3.90)
12/31/2017	7,423	27.44	to	23.32	173,690	2.12	0.80	to	1.40	3.67	to	3.06
12/31/2016	8,153	26.47	to	22.63	185,023	1.77	0.80	to	1.40	0.72	to	0.12
12/31/2015	9,166	26.28	to	22.60	209,949	2.05	0.80	to	1.40	(2.43)	to	(3.01)
Calvert VP EAFE International Index Class I Shares
12/31/2019	1,015,354	1.49	to	1.40	1,467,088	2.53	0.80	to	1.40	20.30	to	19.59
12/31/2018	1,082,400	1.24	to	1.17	1,300,853	3.18	0.80	to	1.40	(14.27)	to	(14.78)
12/31/2017	1,172,536	1.44	to	1.38	1,647,086	2.47	0.80	to	1.40	23.77	to	23.04
12/31/2016	1,287,986	1.16	to	1.12	1,467,078	2.92	0.80	to	1.40	(0.34)	to	(0.93)
12/31/2015	1,379,151	1.17	to	1.13	1,580,081	0.24	0.80	to	1.40	(2.39)	to	(2.97)

29

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
Calvert VP SRI Balanced
12/31/2019	70,248	$49.72	to	$42.38	$3,113,543	1.53%	0.80%	to	1.40%	23.42%	to	22.69%
12/31/2018	73,933	40.29	to	34.55	2,653,513	1.80	0.80	to	1.40	(3.45)	to	(4.02)
12/31/2017	74,706	41.72	to	35.99	2,794,051	1.99	0.80	to	1.40	11.11	to	10.46
12/31/2016	79,135	37.55	to	32.59	2,671,779	1.86	0.80	to	1.40	7.00	to	6.37
12/31/2015	82,381	35.09	to	30.63	2,608,813	0.11	0.80	to	1.40	(2.97)	to	(3.54)
Calvert VP SRI Mid Cap
12/31/2019	79,801	70.52	to	60.15	5,248,573	0.43	0.80	to	1.40	30.32	to	29.55
12/31/2018	87,067	54.11	to	46.43	4,382,954	0.53	0.80	to	1.40	(5.19)	to	(5.76)
12/31/2017	90,823	57.08	to	49.27	4,831,967	0.68	0.80	to	1.40	10.77	to	10.12
12/31/2016	98,464	51.53	to	44.74	4,733,798	—	0.80	to	1.40	6.39	to	5.76
12/31/2015	104,488	48.43	to	42.30	4,727,527	—	0.80	to	1.40	(4.05)	to	(4.61)
Columbia - Mid Cap Growth Class 2 Shares
12/31/2019	92,739	2.11	to	14.28	193,919	—	0.55	to	2.70	34.09	to	31.29
12/31/2018	93,444	1.57	to	10.88	145,840	—	0.55	to	2.70	(5.50)	to	(7.49)
12/31/2017	98,992	1.66	to	11.76	163,724	—	0.55	to	2.70	22.01	to	19.46
12/31/2016	100,326	1.36	to	1.31	136,379	—	0.55	to	1.60	1.47	to	0.42
12/31/2015	128,486	1.34	to	1.31	172,379	—	0.55	to	1.60	4.79	to	3.71
Columbia - Seligman Global Technology Class 2 Shares
12/31/2019	48,837	6.29	to	17.38	231,303	—	0.55	to	2.70	54.12	to	50.90
12/31/2018	52,205	4.08	to	11.52	159,866	—	0.55	to	2.70	(8.95)	to	(10.87)
12/31/2017	52,300	4.48	to	12.92	176,549	—	0.55	to	2.70	34.18	to	31.39
12/31/2016	59,186	3.34	to	2.31	154,501	—	0.55	to	1.60	18.36	to	17.15
12/31/2015	61,370	2.82	to	1.97	135,825	—	0.55	to	1.60	9.21	to	8.09
Columbia - Small Company Growth Class 1 Shares
12/31/2019	345,888	3.67	to	16.34	1,645,574	—	0.55	to	2.70	39.93	to	37.00
12/31/2018	354,895	2.62	to	11.93	1,214,801	—	0.55	to	2.70	(2.29)	to	(4.35)
12/31/2017	524,574	2.69	to	12.47	1,747,851	—	0.55	to	2.70	28.54	to	25.86
12/31/2016	540,466	2.09	to	1.91	1,616,326	—	0.55	to	1.60	12.13	to	10.97
12/31/2015	486,498	1.86	to	1.72	1,377,089	—	0.55	to	1.60	3.26	to	2.19
DFA VA Global Bond
12/31/2019	32,238,656	1.53	to	10.28	55,404,885	2.39	0.55	to	1.85	3.61	to	2.29
12/31/2018	36,653,040	1.47	to	10.05	60,434,275	4.24	0.55	to	1.85	1.19	to	(0.11)
12/31/2017	44,419,207	1.46	to	10.06	72,488,911	1.67	0.55	to	1.85	1.55	to	0.26
12/31/2016	48,132,557	1.43	to	1.25	77,125,927	1.63	0.55	to	1.45	1.17	to	0.28
12/31/2015	51,628,244	1.42	to	1.25	81,880,901	1.48	0.55	to	1.45	0.99	to	0.10
DFA VA International Small
12/31/2019	8,121,381	3.12	to	12.36	32,934,967	2.65	0.55	to	1.85	23.22	to	21.65
12/31/2018	9,256,401	2.53	to	10.16	30,637,974	1.50	0.55	to	1.85	(20.21)	to	(21.24)
12/31/2017	11,230,241	3.17	to	12.90	46,613,429	2.39	0.55	to	1.85	29.24	to	27.60
12/31/2016	13,572,199	2.45	to	1.83	43,477,023	2.32	0.55	to	1.45	5.65	to	4.72
12/31/2015	14,749,115	2.32	to	1.75	44,465,833	1.87	0.55	to	1.45	5.23	to	4.30
DFA VA International Value
12/31/2019	13,596,196	2.14	to	1.25	36,569,767	3.38	0.55	to	1.85	15.23	to	13.75
12/31/2018	16,019,507	1.86	to	1.10	37,377,736	2.39	0.55	to	1.85	(17.54)	to	(18.60)
12/31/2017	19,602,589	2.25	to	1.35	54,871,551	2.66	0.55	to	1.85	25.12	to	23.53
12/31/2016	23,918,593	1.80	to	1.36	53,239,610	3.14	0.55	to	1.45	8.51	to	7.55
12/31/2015	26,917,914	1.66	to	1.27	55,132,142	2.83	0.55	to	1.45	(7.47)	to	(8.29)
DFA VA Short-Term Fixed
12/31/2019	35,259,166	1.20	to	0.92	47,426,386	2.16	0.55	to	1.85	1.95	to	0.66
12/31/2018	40,589,040	1.18	to	0.92	52,569,214	1.55	0.55	to	1.85	1.22	to	(0.08)
12/31/2017	42,364,457	1.16	to	0.92	54,367,171	0.97	0.55	to	1.85	0.29	to	(0.99)
12/31/2016	45,863,154	1.16	to	1.04	58,469,636	0.67	0.55	to	1.45	0.24	to	(0.65)
12/31/2015	49,486,777	1.16	to	1.04	62,731,118	0.28	0.55	to	1.45	(0.24)	to	(1.13)

30

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
DFA VA U.S. Large Value
12/31/2019	21,125,053	$3.46	to	$2.50	$81,185,768	2.09%	0.55%	to	1.85%	25.10%	to	23.50%
12/31/2018	23,977,431	2.76	to	2.02	73,532,061	1.97	0.55	to	1.85	(12.60)	to	(13.72)
12/31/2017	30,002,727	3.16	to	2.34	104,899,445	1.76	0.55	to	1.85	18.43	to	16.92
12/31/2016	35,430,118	2.67	to	2.14	104,214,895	1.98	0.55	to	1.45	18.23	to	17.18
12/31/2015	38,632,971	2.26	to	1.82	95,884,978	1.91	0.55	to	1.45	(3.94)	to	(4.79)
DFA VA U.S. Targeted Value
12/31/2019	12,158,691	2.91	to	2.22	47,511,991	1.41	0.55	to	1.85	21.89	to	20.33
12/31/2018	13,834,790	2.39	to	1.85	44,719,214	0.90	0.55	to	1.85	(16.33)	to	(17.41)
12/31/2017	17,643,010	2.85	to	2.23	66,968,039	0.99	0.55	to	1.85	9.17	to	7.78
12/31/2016	21,375,431	2.61	to	2.18	73,942,820	1.08	0.55	to	1.45	26.79	to	25.67
12/31/2015	23,124,974	2.06	to	1.74	63,497,941	1.22	0.55	to	1.45	(5.75)	to	(6.58)
Federated Fund for U.S. Government Securities II
12/31/2019	1,338,100	1.53	to	10.06	2,917,100	2.44	0.55	to	2.70	5.32	to	3.11
12/31/2018	1,602,143	1.45	to	9.75	3,260,425	2.46	0.55	to	2.70	(0.10)	to	(2.20)
12/31/2017	3,099,394	1.46	to	9.97	5,697,910	2.79	0.55	to	2.70	1.37	to	(0.75)
12/31/2016	3,667,565	1.44	to	1.39	6,621,156	2.60	0.55	to	1.60	1.05	to	0.01
12/31/2015	3,350,195	1.42	to	1.39	6,041,402	2.66	0.55	to	1.60	(0.03)	to	(1.07)
Federated Government Money II Service Shares
12/31/2019	5,912,615	1.10	to	9.52	7,367,495	1.80	0.55	to	2.70	1.09	to	(1.03)
12/31/2018	47,508,509	1.09	to	9.62	53,123,002	1.36	0.55	to	2.70	0.69	to	(1.43)
12/31/2017	8,795,245	1.09	to	9.76	10,703,531	0.31	0.55	to	2.70	(0.23)	to	(2.32)
12/31/2016	10,697,484	1.09	to	0.95	13,241,273	—	0.55	to	1.60	(0.54)	to	(1.57)
12/31/2015	33,095,766	1.09	to	0.96	38,001,226	—	0.55	to	1.60	(0.54)	to	(1.57)
Federated High Income Bond II Primary Shares
12/31/2019	1,543,127	2.67	to	10.98	5,495,361	6.13	0.55	to	2.70	13.92	to	11.53
12/31/2018	1,625,924	2.34	to	9.84	5,160,161	7.87	0.55	to	2.70	(3.82)	to	(5.84)
12/31/2017	2,091,483	2.43	to	10.45	6,612,675	6.48	0.55	to	2.70	6.36	to	4.14
12/31/2016	2,345,256	2.29	to	2.41	6,897,234	6.41	0.55	to	1.60	14.19	to	13.02
12/31/2015	2,675,294	2.00	to	2.13	6,721,095	5.74	0.55	to	1.60	(3.11)	to	(4.11)
Federated Managed Volatility II Primary Shares
12/31/2019	1,100,375	2.89	to	11.91	2,935,662	3.14	0.55	to	2.70	19.57	to	17.07
12/31/2018	2,924,177	2.41	to	10.18	6,142,110	2.71	0.55	to	2.70	(9.00)	to	(10.91)
12/31/2017	2,646,116	2.65	to	11.42	5,984,361	2.82	0.55	to	2.70	17.47	to	15.02
12/31/2016	1,209,685	2.26	to	1.58	2,448,271	4.31	0.55	to	1.60	7.10	to	6.00
12/31/2015	595,282	2.11	to	1.49	1,257,325	4.82	0.55	to	1.60	(8.06)	to	(9.01)
Fidelity® VIP Asset Manager Initial Class
12/31/2019	13,923	41.69	to	35.19	496,538	1.79	0.80	to	1.40	17.31	to	16.62
12/31/2018	14,338	35.54	to	30.17	438,642	1.70	0.80	to	1.40	(6.11)	to	(6.66)
12/31/2017	20,292	37.85	to	32.33	662,691	2.03	0.80	to	1.40	13.20	to	12.53
12/31/2016	22,314	33.44	to	28.73	646,740	1.45	0.80	to	1.40	2.26	to	1.65
12/31/2015	23,911	32.70	to	28.26	681,128	1.56	0.80	to	1.40	(0.65)	to	(1.24)
Fidelity® VIP Contrafund® Initial Class
12/31/2019	2,579,155	2.83	to	13.69	7,055,159	0.42	0.55	to	2.70	30.86	to	28.12
12/31/2018	3,419,038	2.16	to	10.68	7,166,548	0.68	0.55	to	2.70	(6.89)	to	(8.85)
12/31/2017	4,108,979	2.32	to	11.72	9,281,986	0.95	0.55	to	2.70	21.21	to	18.68
12/31/2016	5,125,361	1.91	to	1.71	9,587,803	0.78	0.55	to	1.60	7.42	to	6.31
12/31/2015	6,405,722	1.78	to	1.61	11,154,146	1.03	0.55	to	1.60	0.12	to	(0.91)

31

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
Fidelity® VIP Equity-Income Initial Class
12/31/2019	23,212	$64.52	to	$54.69	$1,283,642	1.91%	0.80%	to	1.40%	26.43%	to	25.68%
12/31/2018	26,344	51.03	to	43.51	1,148,904	2.29	0.80	to	1.40	(9.02)	to	(9.57)
12/31/2017	32,098	56.09	to	48.12	1,547,342	1.70	0.80	to	1.40	12.00	to	11.34
12/31/2016	34,055	50.08	to	43.22	1,474,947	2.33	0.80	to	1.40	17.08	to	16.39
12/31/2015	36,305	42.77	to	37.13	1,351,414	3.10	0.80	to	1.40	(4.73)	to	(5.29)
Fidelity® VIP Government Money Market Initial Class
12/31/2019	74,657	15.53	to	13.37	1,061,582	2.02	0.80	to	1.40	1.21	to	0.61
12/31/2018	129,624	15.34	to	13.29	1,780,137	1.64	0.80	to	1.40	0.84	to	0.24
12/31/2017	83,249	15.21	to	13.26	1,165,982	0.67	0.80	to	1.40	(0.12)	to	(0.71)
12/31/2016	83,900	15.23	to	13.35	1,177,592	0.19	0.80	to	1.40	(0.59)	to	(1.18)
12/31/2015	207,865	15.32	to	13.51	3,076,105	0.03	0.80	to	1.40	(0.77)	to	(1.35)
Fidelity® VIP Growth Initial Class
12/31/2019	21,701	93.23	to	76.49	1,687,443	0.25	0.80	to	1.40	33.25	to	32.46
12/31/2018	23,296	69.96	to	57.75	1,360,345	0.24	0.80	to	1.40	(0.97)	to	(1.55)
12/31/2017	28,873	70.65	to	58.66	1,708,635	0.22	0.80	to	1.40	34.06	to	33.27
12/31/2016	32,238	52.70	to	44.01	1,429,857	0.04	0.80	to	1.40	0.00	to	(0.59)
12/31/2015	36,692	52.69	to	44.27	1,636,159	0.24	0.80	to	1.40	6.32	to	5.69
Fidelity® VIP Mid Cap Initial Class
12/31/2019	355,373	3.98	to	11.61	1,393,530	0.84	0.55	to	2.70	22.77	to	20.20
12/31/2018	420,521	3.24	to	9.66	1,344,943	0.61	0.55	to	2.70	(15.01)	to	(16.80)
12/31/2017	548,356	3.81	to	11.61	2,069,417	0.69	0.55	to	2.70	20.15	to	17.64
12/31/2016	591,650	3.17	to	2.78	1,860,819	0.50	0.55	to	1.60	11.62	to	10.47
12/31/2015	677,587	2.84	to	2.52	1,910,252	0.47	0.55	to	1.60	(1.93)	to	(2.94)
Fidelity® VIP Value Strategies Initial Class
12/31/2019	447,774	2.92	to	12.12	1,258,986	1.71	0.55	to	2.70	33.79	to	30.99
12/31/2018	438,421	2.18	to	9.25	928,256	0.98	0.55	to	2.70	(17.77)	to	(19.51)
12/31/2017	532,981	2.65	to	11.49	1,367,724	1.77	0.55	to	2.70	18.71	to	16.23
12/31/2016	378,812	2.23	to	1.96	812,891	0.95	0.55	to	1.60	9.02	to	7.90
12/31/2015	646,723	2.05	to	1.81	1,299,870	1.14	0.55	to	1.60	(3.52)	to	(4.52)
NVIT Emerging Markets Class D Shares
12/31/2019	116,591	13.78	to	13.27	1,601,189	1.99	0.55	to	2.70	21.91	to	19.36
12/31/2018	147,557	11.30	to	11.12	1,663,228	0.33	0.55	to	2.70	(18.16)	to	(19.89)
12/31/2017	189,209	13.81	to	13.87	2,609,244	0.89	0.55	to	2.70	40.32	to	37.40
12/31/2016(1)	266,991	9.84	to	9.80	2,626,945	0.83	0.55	to	1.60	—	to	—
T. Rowe Price Equity Income Service Class
12/31/2019	18,815	77.77	to	65.66	1,251,363	2.31	0.80	to	1.40	25.40	to	24.65
12/31/2018	22,884	62.02	to	52.68	1,207,860	2.02	0.80	to	1.40	(10.22)	to	(10.76)
12/31/2017	23,229	69.08	to	59.03	1,373,915	1.75	0.80	to	1.40	15.10	to	14.42
12/31/2016	24,183	60.02	to	51.59	1,247,486	2.37	0.80	to	1.40	18.23	to	17.53
12/31/2015	24,640	50.77	to	43.89	1,081,501	1.77	0.80	to	1.40	(7.59)	to	(8.14)
T. Rowe Price International Stock
12/31/2019	18,962	28.77	to	24.40	463,461	2.33	0.80	to	1.40	26.76	to	26.01
12/31/2018	20,666	22.70	to	19.36	400,777	1.34	0.80	to	1.40	(14.89)	to	(15.40)
12/31/2017	21,135	26.67	to	22.88	484,420	1.08	0.80	to	1.40	26.87	to	26.12
12/31/2016	23,507	21.02	to	18.14	428,038	1.05	0.80	to	1.40	1.32	to	0.72
12/31/2015	24,879	20.74	to	18.01	451,455	0.88	0.80	to	1.40	(1.69)	to	(2.27)
T. Rowe Price New America Growth
12/31/2019	17,174	96.25	to	84.42	1,459,877	0.41	0.80	to	1.40	33.86	to	33.07
12/31/2018	18,442	71.90	to	63.44	1,173,761	0.16	0.80	to	1.40	0.35	to	(0.25)
12/31/2017	18,688	71.65	to	63.60	1,192,107	0.09	0.80	to	1.40	33.36	to	32.58
12/31/2016	25,493	53.73	to	47.97	1,225,456	0.04	0.80	to	1.40	0.51	to	(0.09)
12/31/2015	27,541	53.46	to	48.01	1,324,757	—	0.80	to	1.40	7.74	to	7.10

32

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA Barrow Hanley Dividend Focused Initial Class
12/31/2019	1,019,881	$2.49	to	$11.67	$2,438,100	2.49%	0.55%	to	2.70%	23.23%	to	20.65%
12/31/2018	1,173,641	2.02	to	9.67	2,276,930	2.10	0.55	to	2.70	(11.99)	to	(13.84)
12/31/2017	1,472,575	2.29	to	11.23	3,258,984	2.31	0.55	to	2.70	15.79	to	13.38
12/31/2016	1,794,605	1.98	to	1.84	3,454,666	2.03	0.55	to	1.60	14.29	to	13.11
12/31/2015	2,268,530	1.73	to	1.63	3,817,728	1.86	0.55	to	1.60	(4.12)	to	(5.11)
TA BlackRock Global Real Estate Securities Initial Class
12/31/2019	463,941	2.93	to	11.73	1,919,460	0.82	0.55	to	2.70	24.51	to	21.90
12/31/2018	653,744	2.36	to	9.62	2,130,374	8.87	0.55	to	2.70	(10.58)	to	(12.47)
12/31/2017	800,705	2.64	to	10.99	2,871,046	3.33	0.55	to	2.70	10.71	to	8.40
12/31/2016	1,046,726	2.38	to	2.83	3,308,208	1.76	0.55	to	1.60	0.08	to	(0.96)
12/31/2015	1,085,362	2.38	to	2.86	3,428,532	4.98	0.55	to	1.60	(1.15)	to	(2.17)
TA BlackRock Government Money Market Initial Class
12/31/2019	2,591,649	0.99	to	0.95	2,547,526	1.95	0.80	to	1.40	1.16	to	0.57
12/31/2018	2,746,217	0.98	to	0.95	2,669,355	1.82	0.80	to	1.40	0.99	to	0.39
12/31/2017	2,016,978	0.97	to	0.94	1,939,882	0.01	0.80	to	1.40	(0.78)	to	(1.37)
12/31/2016	2,257,264	0.97	to	0.96	2,190,983	0.01	0.80	to	1.40	(0.78)	to	(1.37)
12/31/2015	1,983,920	0.98	to	0.97	1,941,802	0.01	0.80	to	1.40	(0.78)	to	(1.38)
TA Greystone International Growth Initial Class
12/31/2019	223,861	2.45	to	12.40	525,553	1.38	0.55	to	2.70	26.98	to	24.33
12/31/2018	437,356	1.93	to	9.97	823,016	1.22	0.55	to	2.70	(18.16)	to	(19.88)
12/31/2017	481,013	2.36	to	12.45	1,111,854	1.31	0.55	to	2.70	26.55	to	23.91
12/31/2016	863,575	1.86	to	1.61	1,589,256	1.52	0.55	to	1.60	(0.47)	to	(1.49)
12/31/2015	898,261	1.87	to	1.63	1,661,130	1.63	0.55	to	1.60	(0.47)	to	(1.50)
TA Janus Mid-Cap Growth Initial Class
12/31/2019	299,397	3.81	to	15.83	832,121	0.07	0.55	to	2.70	35.96	to	33.12
12/31/2018	291,735	2.80	to	11.89	600,391	0.05	0.55	to	2.70	(1.76)	to	(3.83)
12/31/2017	307,564	2.85	to	12.37	657,492	0.10	0.55	to	2.70	28.30	to	25.63
12/31/2016	338,283	2.22	to	1.39	559,468	—	0.55	to	1.60	(2.58)	to	(3.58)
12/31/2015	510,426	2.28	to	1.44	879,192	—	0.55	to	1.60	(5.55)	to	(6.53)
TA JPMorgan Asset Allocation - Conservative Initial Class
12/31/2019	550,913	2.04	to	11.39	1,169,242	2.62	0.55	to	2.70	13.28	to	10.91
12/31/2018	559,518	1.80	to	10.27	1,046,892	1.87	0.55	to	2.70	(4.51)	to	(6.52)
12/31/2017	584,963	1.89	to	10.99	1,142,334	2.13	0.55	to	2.70	12.19	to	9.85
12/31/2016	691,184	1.68	to	1.61	1,207,953	2.06	0.55	to	1.60	4.05	to	2.98
12/31/2015	664,307	1.62	to	1.56	1,121,341	2.22	0.55	to	1.60	(2.49)	to	(3.50)
TA JPMorgan Asset Allocation - Growth Initial Class
12/31/2019	849,455	2.64	to	12.93	2,306,445	1.74	0.55	to	2.70	25.36	to	22.74
12/31/2018	853,295	2.10	to	10.53	1,852,867	2.00	0.55	to	2.70	(10.89)	to	(12.76)
12/31/2017	1,282,452	2.36	to	12.08	3,135,134	2.10	0.55	to	2.70	23.95	to	21.37
12/31/2016	497,414	1.90	to	1.75	963,197	2.04	0.55	to	1.60	5.50	to	4.41
12/31/2015	671,967	1.81	to	1.67	1,247,536	0.97	0.55	to	1.60	(2.47)	to	(3.47)
TA JPMorgan Asset Allocation - Moderate Initial Class
12/31/2019	697,431	2.29	to	11.85	1,613,674	2.18	0.55	to	2.70	15.78	to	13.36
12/31/2018	764,776	1.98	to	10.45	1,532,735	1.73	0.55	to	2.70	(5.65)	to	(7.64)
12/31/2017	1,026,549	2.10	to	11.31	2,186,787	1.92	0.55	to	2.70	15.83	to	13.41
12/31/2016	1,148,449	1.81	to	1.71	2,123,888	2.27	0.55	to	1.60	4.99	to	3.91
12/31/2015	999,784	1.72	to	1.65	1,759,111	2.26	0.55	to	1.60	(2.76)	to	(3.77)
TA JPMorgan Asset Allocation - Moderate Growth Initial Class
12/31/2019	788,037	2.48	to	12.28	2,024,821	2.21	0.55	to	2.70	19.35	to	16.86
12/31/2018	775,610	2.08	to	10.51	1,670,006	1.89	0.55	to	2.70	(7.58)	to	(9.53)
12/31/2017	831,816	2.25	to	11.62	1,930,184	1.68	0.55	to	2.70	19.12	to	16.63
12/31/2016	876,398	1.89	to	1.76	1,712,761	1.93	0.55	to	1.60	5.96	to	4.87
12/31/2015	799,197	1.78	to	1.68	1,447,875	1.68	0.55	to	1.60	(2.77)	to	(3.77)

33

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA JPMorgan Enhanced Index Initial Class
12/31/2019	581,821	$3.47	to	$13.60	$3,235,558	1.16%	0.55%	to	2.70%	30.32%	to	27.59%
12/31/2018	707,756	2.66	to	10.66	2,958,421	1.06	0.55	to	2.70	(6.53)	to	(8.50)
12/31/2017	977,516	2.85	to	11.65	4,727,827	0.56	0.55	to	2.70	20.49	to	17.98
12/31/2016	1,108,420	2.36	to	1.84	4,604,195	0.40	0.55	to	1.60	10.74	to	9.60
12/31/2015	1,500,275	2.14	to	1.68	5,315,696	0.95	0.55	to	1.60	(0.62)	to	(1.65)
TA Managed Risk - Balanced ETF Initial Class
12/31/2019	276,906	1.68	to	11.63	464,598	2.24	0.55	to	2.70	15.29	to	12.87
12/31/2018	255,225	1.46	to	10.31	371,366	1.49	0.55	to	2.70	(4.86)	to	(6.86)
12/31/2017	505,840	1.53	to	11.07	772,287	1.88	0.55	to	2.70	13.10	to	10.74
12/31/2016	488,688	1.35	to	1.24	660,040	1.90	0.55	to	1.60	3.37	to	2.31
12/31/2015	484,242	1.31	to	1.21	633,004	1.11	0.55	to	1.60	(2.04)	to	(3.05)
TA Managed Risk - Growth ETF Initial Class
12/31/2019	166,582	1.77	to	12.15	290,004	2.02	0.55	to	2.70	19.09	to	16.59
12/31/2018	171,176	1.49	to	10.42	250,589	1.99	0.55	to	2.70	(7.50)	to	(9.45)
12/31/2017	310,206	1.61	to	11.51	494,927	1.88	0.55	to	2.70	18.13	to	15.67
12/31/2016	345,600	1.36	to	1.25	467,457	1.91	0.55	to	1.60	4.40	to	3.32
12/31/2015	584,889	1.31	to	1.21	759,903	0.32	0.55	to	1.60	(3.70)	to	(4.70)
TA Morgan Stanley Capital Growth Initial Class
12/31/2019	21,540	4.52	to	17.19	82,504	—	0.55	to	2.70	23.06	to	20.49
12/31/2018	21,540	3.67	to	14.27	67,618	—	0.55	to	2.70	6.10	to	3.86
12/31/2017	21,540	3.46	to	13.74	64,285	—	0.55	to	2.70	42.81	to	39.83
12/31/2016	23,880	2.43	to	2.05	50,867	—	0.55	to	1.60	(2.80)	to	(3.80)
12/31/2015	24,020	2.49	to	2.13	53,080	—	0.55	to	1.60	11.18	to	10.03
TA Multi-Managed Balanced Initial Class
12/31/2019	890,369	2.40	to	12.30	2,058,934	1.63	0.55	to	2.70	21.10	to	18.57
12/31/2018	1,018,540	1.98	to	10.37	1,954,135	1.45	0.55	to	2.70	(4.19)	to	(6.21)
12/31/2017	1,104,433	2.07	to	11.06	2,218,718	0.84	0.55	to	2.70	13.51	to	11.14
12/31/2016	1,374,422	1.82	to	1.70	2,449,803	1.00	0.55	to	1.60	7.29	to	6.18
12/31/2015	1,626,788	1.70	to	1.60	2,715,048	1.29	0.55	to	1.60	(0.33)	to	(1.36)
TA PIMCO Total Return Initial Class
12/31/2019	9,984,141	1.83	to	10.52	19,120,662	2.43	0.55	to	2.70	7.82	to	5.56
12/31/2018	11,203,594	1.70	to	9.96	19,938,244	2.63	0.55	to	2.70	(1.20)	to	(3.28)
12/31/2017	13,015,910	1.72	to	10.30	23,529,524	—	0.55	to	2.70	4.31	to	2.14
12/31/2016	18,968,515	1.65	to	1.56	33,192,515	2.43	0.55	to	1.60	2.15	to	1.10
12/31/2015	19,665,800	1.61	to	1.55	33,618,148	2.64	0.55	to	1.60	0.14	to	(0.90)
TA Small/Mid Cap Value Initial Class
12/31/2019	453,673	2.56	to	11.65	2,817,286	0.97	0.55	to	2.70	24.59	to	21.99
12/31/2018	557,786	2.05	to	9.55	2,703,751	0.86	0.55	to	2.70	(11.95)	to	(13.80)
12/31/2017	675,626	2.33	to	11.08	3,590,760	1.22	0.55	to	2.70	14.92	to	12.52
12/31/2016	610,702	2.03	to	3.84	2,890,302	0.79	0.55	to	1.60	20.47	to	19.22
12/31/2015	656,168	1.68	to	3.22	2,618,898	1.04	0.55	to	1.60	(3.05)	to	(4.05)
TA T. Rowe Price Small Cap Initial Class
12/31/2019	1,780,488	3.60	to	13.76	6,270,882	—	0.55	to	2.70	32.04	to	29.28
12/31/2018	2,301,777	2.72	to	10.64	6,145,225	—	0.55	to	2.70	(7.59)	to	(9.54)
12/31/2017	3,363,491	2.95	to	11.76	9,772,797	—	0.55	to	2.70	21.72	to	19.18
12/31/2016	3,531,857	2.42	to	2.17	8,441,996	—	0.55	to	1.60	10.61	to	9.47
12/31/2015	3,518,331	2.19	to	1.98	7,565,405	—	0.55	to	1.60	1.87	to	0.82
TA TS&W International Equity Initial Class
12/31/2019	275,359	2.18	to	11.63	822,843	1.43	0.55	to	2.70	20.40	to	17.88
12/31/2018	273,353	1.81	to	9.86	688,220	2.36	0.55	to	2.70	(15.99)	to	(17.76)
12/31/2017	327,898	2.15	to	11.99	932,181	2.18	0.55	to	2.70	22.24	to	19.69
12/31/2016	364,381	1.76	to	1.52	938,359	2.87	0.55	to	1.60	0.53	to	(0.51)
12/31/2015	516,046	1.75	to	1.52	1,208,986	3.08	0.55	to	1.60	0.76	to	(0.28)

34

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA WMC US Growth Initial Class
12/31/2019	2,830,968	$3.98	to	$16.45	$10,965,506	0.13%	0.55%	to	2.70%	39.28%	to	36.36%
12/31/2018	3,298,370	2.86	to	12.06	9,171,891	0.33	0.55	to	2.70	(0.34)	to	(2.44)
12/31/2017	1,563,658	2.87	to	12.37	4,267,304	0.44	0.55	to	2.70	28.49	to	25.81
12/31/2016	1,846,924	2.23	to	1.89	3,938,845	0.40	0.55	to	1.60	2.25	to	1.20
12/31/2015	2,106,978	2.18	to	1.87	4,411,786	0.70	0.55	to	1.60	6.26	to	5.16
Vanguard® Equity Index
12/31/2019	15,625,042	3.61	to	13.92	57,101,058	1.86	0.55	to	2.70	30.58	to	27.85
12/31/2018	18,164,546	2.76	to	10.88	50,889,051	1.73	0.55	to	2.70	(5.03)	to	(7.03)
12/31/2017	28,618,172	2.91	to	11.71	84,467,341	1.83	0.55	to	2.70	20.99	to	18.47
12/31/2016	33,659,189	2.40	to	2.17	82,134,415	1.92	0.55	to	1.60	11.20	to	10.05
12/31/2015	28,892,435	2.16	to	1.97	63,444,778	1.62	0.55	to	1.60	0.71	to	(0.33)
Vanguard® International
12/31/2019	11,103,858	1.83	to	15.18	20,151,806	1.32	0.55	to	2.70	30.50	to	27.77
12/31/2018	12,275,959	1.41	to	11.88	17,061,675	0.79	0.55	to	2.70	(13.09)	to	(14.93)
12/31/2017	20,402,961	1.62	to	13.96	32,758,940	1.11	0.55	to	2.70	41.90	to	38.94
12/31/2016	21,934,210	1.14	to	1.03	24,848,839	1.09	0.55	to	1.60	1.32	to	0.28
12/31/2015	14,648,283	1.12	to	1.03	16,367,138	1.45	0.55	to	1.60	(1.31)	to	(2.33)
Vanguard® Mid-Cap Index
12/31/2019	4,551,504	4.13	to	12.86	19,412,231	1.60	0.55	to	2.70	30.16	to	27.43
12/31/2018	5,488,273	3.17	to	10.10	17,946,992	1.25	0.55	to	2.70	(9.83)	to	(11.73)
12/31/2017	6,068,043	3.52	to	11.44	22,012,329	1.20	0.55	to	2.70	18.43	to	15.96
12/31/2016	6,748,261	2.97	to	2.75	20,622,137	1.35	0.55	to	1.60	10.51	to	9.37
12/31/2015	7,159,289	2.69	to	2.51	19,780,181	1.18	0.55	to	1.60	(1.97)	to	(2.99)
Vanguard® Real Estate Index
12/31/2019	4,365,138	3.88	to	12.03	18,741,090	2.83	0.55	to	2.70	28.10	to	25.42
12/31/2018	5,311,971	3.03	to	9.59	17,850,486	3.19	0.55	to	2.70	(5.87)	to	(7.86)
12/31/2017	6,745,716	3.22	to	10.41	24,142,494	2.54	0.55	to	2.70	4.21	to	2.03
12/31/2016	7,498,723	3.09	to	3.25	25,708,237	2.70	0.55	to	1.60	7.76	to	6.66
12/31/2015	8,397,497	2.86	to	3.05	26,829,289	1.83	0.55	to	1.60	1.66	to	0.61
Vanguard® Short-Term Investment Grade
12/31/2019	23,377,078	1.52	to	10.08	36,629,942	2.71	0.55	to	2.70	5.12	to	2.92
12/31/2018	25,745,017	1.45	to	9.79	38,368,440	1.92	0.55	to	2.70	0.48	to	(1.63)
12/31/2017	33,778,798	1.44	to	9.95	50,279,289	1.97	0.55	to	2.70	1.53	to	(0.59)
12/31/2016	36,352,096	1.42	to	1.32	53,241,335	1.91	0.55	to	1.60	2.16	to	1.10
12/31/2015	37,730,257	1.39	to	1.30	54,030,740	1.95	0.55	to	1.60	0.57	to	(0.47)
Vanguard® Total Bond Market Index
12/31/2019	25,737,985	1.74	to	10.42	46,486,867	3.23	0.55	to	2.70	8.08	to	5.82
12/31/2018	36,846,231	1.61	to	9.85	61,728,078	2.51	0.55	to	2.70	(0.68)	to	(2.77)
12/31/2017	44,441,880	1.62	to	10.13	74,953,603	2.30	0.55	to	2.70	2.92	to	0.77
12/31/2016	43,597,032	1.57	to	1.48	71,567,664	2.20	0.55	to	1.60	1.91	to	0.86
12/31/2015	38,363,531	1.54	to	1.47	61,690,395	1.88	0.55	to	1.60	(0.21)	to	(1.25)
Wanger International
12/31/2019	863,965	3.77	to	13.24	3,875,790	0.78	0.55	to	2.70	29.28	to	26.58
12/31/2018	976,286	2.92	to	10.46	3,404,664	2.00	0.55	to	2.70	(18.15)	to	(19.88)
12/31/2017	1,217,140	3.57	to	13.05	5,101,671	1.19	0.55	to	2.70	32.19	to	29.43
12/31/2016	1,383,092	2.70	to	2.64	4,369,743	1.09	0.55	to	1.60	(1.95)	to	(2.96)
12/31/2015	1,827,563	2.75	to	2.72	6,014,485	1.45	0.55	to	1.60	(0.45)	to	(1.48)
Wanger USA
12/31/2019	715,788	4.05	to	14.08	4,215,210	0.26	0.55	to	2.70	30.38	to	27.66
12/31/2018	804,223	3.11	to	11.03	3,693,540	0.09	0.55	to	2.70	(2.00)	to	(4.07)
12/31/2017	1,108,658	3.17	to	11.49	4,854,495	—	0.55	to	2.70	18.93	to	16.45
12/31/2016	1,634,658	2.67	to	2.75	5,933,223	—	0.55	to	1.60	13.07	to	11.90
12/31/2015	1,760,706	2.36	to	2.46	5,694,474	—	0.55	to	1.60	(1.15)	to	(2.17)

35

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
		Unit Fair Value					Expense			Total Return***
		Corresponding to				Investment	Ratio**			Corresponding to
		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
WFVT Discovery Class 2 Shares
12/31/2019	—	$106.24	to	$91.42	$—	—%	0.80%	to	1.40%	37.92%	to	37.10%
12/31/2018	—	77.03	to	66.68	—	—	0.80	to	1.40	(7.80)	to	(8.35)
12/31/2017	—	83.55	to	72.76	—	—	0.80	to	1.40	28.11	to	27.35
12/31/2016	—	65.22	to	57.13	—	—	0.80	to	1.40	6.79	to	6.16
12/31/2015	—	61.07	to	53.82	—	—	0.80	to	1.40	(2.24)	to	(2.82)

(1)	See Footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

36

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

6. Administrative and Mortality and Expense Risk Charges

TPLIC deducts a daily administrative charge equal to an annual rate of 0.15% of the daily net assets value of each subaccount for administrative expenses. An annual charge ranging from 0.40% to 2.55% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TPLIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

7. Income Tax

Operations of the Separate Account form a part of TPLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TPLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TPLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TPLIC, as long as earnings are credited under the variable annuity contracts.

37

Transamerica Premier Life Insurance Company

Separate Account VA CC

Notes to Financial Statements

December 31, 2019

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition in the financial statements.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves. Since January 2020, the Coronavirus disease (COVID-19) pandemic and economic uncertainties have arisen which have impacted the Separate Account’s net assets. The extent to which the COVID-19 pandemic will continue to impact the net assets will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

9. Related Parties

Transamerica Capital, Inc. (TCI), a wholesaling broker-dealer, is an affiliated entity of TPLIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TPLIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (TAM). Transamerica Fund Services, Inc. (TFS) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (AAM) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TPLIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective October 1, 2020, TPLIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

38

SEPARATE ACCOUNT VA CC

STATEMENT OF ADDITIONAL INFORMATION

for the

THE ADVISOR’S EDGE® VARIABLE ANNUITY

Offered by

Transamerica Premier Life Insurance Company

(An Iowa Stock Company)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Advisor’s Edge® Variable Annuity policy (the “policy”) offered by Transamerica Premier Life Insurance Company (the “Company” or “TPLIC”). You may obtain a copy of the Prospectus dated May 1, 2018, by calling 800-525-6205 or by writing to our Administrative Office, at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499. Terms used in the current Prospectus for the policy are incorporated in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.

May 1, 2018

2

GLOSSARY OF TERMS

accumulation unit – An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

adjusted policy value – An amount equal to the policy value increased or decreased by any excess interest adjustments applied.

Administrative Office – Transamerica Premier Life Insurance Company, Attn: Customer Care Group, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, 800-525-6205.

annuitant – The person on whose life any annuity payments involving life contingencies will be based.

annuity commencement date – The date upon which annuity payments are to commence.

annuity payment option – A method of receiving a stream of annuity payments selected by the owner.

annuity unit – An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

beneficiary – The person who has the right to the death benefit set forth in the policy.

business day – A day when the New York Stock Exchange is open for business.

cash value – The policy value increased or decreased by an excess interest adjustment, less the annual service charge, and less any applicable premium taxes and any rider fees. This value is applied upon surrender.

Code – The Internal Revenue Code of 1986, as amended.

enrollment form – A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

excess interest adjustment – A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders or transfers from the Guaranteed Period Options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by TPLIC since the date any payment was received by, or an amount was transferred to, a Guaranteed Period Option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

fixed account – One or more investment choices under the policy that are part of TPLIC’s general assets and are not in the separate account.

good order – An instruction that TPLIC receives that is sufficiently complete and clear – along with all necessary forms, information and supporting legal documentation, including any required spousal or joint owner’s consents – so that TPLIC does not need to exercise any discretion to follow such instruction. All requests for a partial or full withdrawal, a transfer, a death benefit, or other transaction or change, must be in good order.

guaranteed period options (“GPO”) – The various guaranteed interest rate periods of the fixed account that TPLIC may offer and into which Premium Payments may be paid or amounts may be transferred.

nonqualified policy – A policy that does not qualify for special federal income tax treatment under the Code.

owner (policy owner, you, your) – The individual who (or entity that) may exercise all rights and privileges under an individual policy.

policy – The individual policy.

3

policy date – The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

policy value – On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium Payments; minus

•	partial withdrawals (including any applicable excess interest adjustments on such withdrawals); plus

•	interest credited in the fixed account; plus or minus

•	accumulated gains or losses in the separate account; minus

•	service charges, premium taxes, rider fees, and transfer fees, if any.

policy year – A policy year begins on the policy date and on each anniversary thereafter.

premium payment – An amount paid to TPLIC by the Owner or on the Owner’s behalf as consideration for the benefits provided by the policy.

qualified policy – A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

separate account – Separate Account VA CC, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.

service charge – An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses.

subaccount – A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

successor owner – A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

supportable payment – The amount equal to the sum of the variable annuity unit values multiplied by the number of variable annuity units in each of the selected subaccounts.

valuation period – The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made generally at the close of business on each market day.

variable annuity payments – Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

written notice or written request – Written notice that is signed by the owner, is in good order and received at the Administrative Office, and that gives TPLIC the information it requires. For some transactions, TPLIC may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for good order that TPLIC establishes for such notices.

4

THE POLICY – GENERAL PROVISIONS

OWNER

The policy shall belong to the owner upon issuance of the policy after completion of an enrollment form and delivery of the Initial Premium Payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with the consent of TPLIC; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless TPLIC has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the enrollment form, information provided in lieu thereof, or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the owner.

Note Carefully. If the owner does not name a successor (contingent) owner, the owner’s estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless TPLIC has received written notice of the trust as a successor owner signed before the owner’s death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no successor (contingent) owner is named in a written notice received by TPLIC.

The owner may change the ownership of the policy in a written notice. When the change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, however, TPLIC is not responsible for payments made or other action taken before the change is recorded. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner’s spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner’s death, or payments must be made for a period certain or for the successor owner’s lifetime so long as any period certain does not exceed that successor owner’s life expectancy, if the first payment begins within one year of your death.

ENTIRE POLICY

The policy, any endorsements thereon, the enrollment form, or information provided in lieu thereof constitute the entire policy between TPLIC and the owner. All statements in the enrollment form are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the enrollment form or information provided in lieu thereof. No registered representative has authority to change or waive any provision of the policy.

NON-PARTICIPATING

The policies are non-participating. No dividends are payable and the policies will not share in the profits or surplus earnings of TPLIC.

5

MISSTATEMENT OF AGE OR GENDER

During the Accumulation Phase. If the age of any person upon whose life or age a benefit provided under a guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that guaranteed benefit at the correct age, (i) the benefit will be rescinded; and (ii) any charges that were deducted for the benefit will be refunded and applied to the total account value of the policy.

TPLIC reserves the right to terminate the policy at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the policy.

After the Annuity Commencement Date. TPLIC may require proof of the annuitant’s or owner’s age and/or gender before any payments associated with any benefits are made. If the age or gender of the annuitant and/or owner has been misstated, TPLIC will change the payment associated with any benefits payable to that which the purchase payments would have purchased for the correct age or gender. The dollar amount of any underpayment made by us shall be paid in full with the next payment due such person, beneficiary, or payee. The dollar amount of any overpayment made by us due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest as specified in your policy, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to us.

ASSIGNMENT

Any Non-Qualified policy may be assigned by you before the Annuity Date and during the Annuitant’s lifetime. TPLIC is not responsible for the validity of any assignment. No assignment will be recognized until TPLIC receives, in good order at the Administrative Office, the appropriate TPLIC form notifying TPLIC of such assignment. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum notwithstanding any settlement agreement in effect at the time assignment was executed. TPLIC shall not be liable as to any payment or other settlement made by TPLIC before receipt of the appropriate TPLIC form.

EXCESS INTEREST ADJUSTMENT

Money that you withdraw from, transfer out of, or apply to an annuity payment option from a Guaranteed Period Option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the Guaranteed Period Option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if the interest rates TPLIC sets have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a Guaranteed Period Option below the Premium Payments and transfers to that Guaranteed Period Option, less any prior partial withdrawals and transfers from the Guaranteed Period Option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment (“EIA”) is:

EIA = S* (G-C)* (M/12)

Where

S	=	the gross amount being surrendered, withdrawn, transferred or applied to a Payment Option that is subject to the EIA.

G	=	the guaranteed interest rate applicable to S.

6

C	=	the current guaranteed interest rate then being offered on new Premium Payments for the next longer Guaranteed Period than “M”. If this policy form, or such a Guaranteed Period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month, plus up to 2%.

M	=	the number of months remaining in the Guaranteed Period for S, rounded up to the next higher whole number of months.

There is no cap on positive EIA adjustment. The floor on a negative EIA is effective on full surrender.

On full surrender, each Guaranteed Period Option’s contribution to the adjusted policy value will never fall below the sum of Premium Payments, less any prior withdrawals and transfers from that GPO, plus interest at the guaranteed effective annual interest rate.

Some states may not allow an EIA.

Example 1 (Full Surrender, rates increase by 3%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee period rate:	5.50% per annum
Assumed Guaranteed Minimum Interest Rate	1.50%
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .085
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.085) * (42/12)
= -5,250.00, but excess interest adjustment cannot cause the adjusted policy value to fall below the excess interest adjustment floor, so the adjustment is limited to 51,129.21 - 54,181.21 = -3,052.00
Adjusted policy value = Cash Value*	= policy value + excess interest adjustment = 54,181.21 + (-3,052.00) = 51,129.21

7

Example 2 (Full Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .045
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.045) * (42/12) = 1,750.00
Adjusted policy value = Cash Value*	= 54,181.21 + 1,750.00 = 55,931.21

*	Upon full surrender of the policy, the cash value will never be less than that required by the nonforfeiture laws as applicable in the state issue.

On a partial surrender, TPLIC will pay the policyholder the full amount of surrender requested (as long as the policy value is sufficient). Amounts surrendered will reduce the policy value by an amount equal to:

R - E

R	=	the requested partial surrender; and
E	=	the excess interest adjustment

Example 3 (Partial Surrender, rates increase by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000 (requested withdrawal amount after penalties); middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .065
M = 42
E = 15,818.79 * (.055 - .065) * (42/12) = -553.66
Remaining policy value at middle of policy year 2	= 54,181.21 - (R – E)
= 54,181.21 - (20,000.00 - (-553.66)) = 33,627.55

8

Example 4 (Partial Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .045
M = 42
E = 15,818.79 * (.055 - .045)* (42/12) = 553.66
Remaining policy value at middle of policy year 2	= 54,181.21 - (R – E)
= 54,181.21 - (20,000.00 – 553.66) = 34,734.87

COMPUTATION OF VARIABLE ANNUITY INCOME PAYMENTS

In order to supplement the description in the Prospectus and Appendixes A, B and C thereto, the following provides additional information about the Policy which may be of interest to Policy Owners.

The amounts shown in the Annuity Tables contained in your policy represent the guaranteed minimum for each Annuity Payment under a Fixed Payment Option. Variable annuity income payments are computed as follows. First, the Accumulated Value (or the portion of the Accumulated Value used to provide variable payments) is applied under the Annuity Tables contained in your policy corresponding to the Annuity Payment Option elected by the policy owner and based on an assumed interest rate of 5%. This will produce a dollar amount which is the first monthly payment.

The amount of each Annuity Payment after the first is determined by means of Annuity Units. The number of Annuity Units is determined by dividing the first Annuity Payment by the Annuity Unit Value for the selected Subaccount ten Business Days before the Annuity Date. The number of Annuity Units for the Subaccount then remains fixed, unless an exchange of Annuity Units (as set forth below) is made. After the first Annuity Payment, the dollar amount of each subsequent Annuity Payment is equal to the number of Annuity Units multiplied by the Annuity Unit Value for the Subaccount ten Business Days before the due date of the Annuity Payment.

The Annuity Unit Value for each Subaccount was initially established at $10.00 on the date money was first deposited in that Subaccount. The Annuity Unit Value for any subsequent Business Day is equal to (a) times (b) times (c), where

(a)	=	the Annuity Unit Value for the immediately preceding Business Day;

(b)	=	the Net Investment Factor for the day;

(c)	=	the investment result adjustment factor (.99986634 per day), which recognizes an assumed interest rate of 5% per year used in determining the Annuity Payment amounts.

The Net Investment Factor is a factor applied to a Subaccount that reflects daily changes in the value of the Subaccount resulting from:

(a)	=	any increase or decrease in the value of the Subaccount attributable to investment results;

(b)	=	a daily charge assessed at an annual rate of 0.40% for the mortality and expense risks assumed by TPLIC of the value of the Subaccount;

9

(c)	=	a daily charge for the cost of administering the policy corresponding to an annual charge of 0.15% of the value of the Subaccount.

The Annuity Tables contained in the policy are based on the A2000 Table, using an assumed annuity commencement date of 2005 (static projection to this point) with dynamic projection using scale G from that point (100% of G for male, 50% of G for females) at the minimum guaranteed interest rate.

EXCHANGES

After the Annuity Date you may, by making a written request, exchange the current value of an existing subaccount to Annuity Units of any other subaccount(s) then available. The written request for an exchange must be received by us, however, in good order, at least ten Business Days before the first payment date on which the exchange is to take effect. An exchange shall result in the same dollar amount as that of the Annuity Payment on the date of exchange (the “Exchange Date”). Each year you may make an unlimited number of free exchanges between Subaccounts. We reserve the right to charge a $10 fee in the future for exchanges in excess of twelve per policy year.

Exchanges will be made using the Annuity Unit Value for the subaccounts on the date the written request for exchange is received. On the Exchange Date, TPLIC will establish a value for the current subaccounts by multiplying the Annuity Unit Value by the number of Annuity Units in the existing subaccounts and compute the number of Annuity Units for the new subaccounts by dividing the Annuity Unit Value of the new subaccounts into the value previously calculated for the existing subaccounts.

STABILIZED PAYMENTS

If you have selected a payout feature that provides for stabilized payments (i.e. the Initial Payment Guarantee), please note that the stabilized payments remain constant throughout each year and are adjusted on your annuitization anniversary. Without stabilized payments, each payment throughout the year would fluctuate based on the performance of your selected subaccounts. To reflect the difference in these payments we adjust (both increase and decrease as appropriate) the number of annuity units. The annuity units are adjusted when we calculate the supportable payment. Supportable payments are used in the calculation of surrender values, death benefits and transfers. On your annuitization anniversary we set the new stabilized payment equal to the current supportable payment. In the case of an increase in the number of variable annuity units, your participation in the future investment performance will be increased because more variable annuity units are credited to you. Conversely, in the case of a reduction of the number of variable annuity units, your participation in the future investment performance will be decreased because fewer variable annuity units are credited to you.

The following table demonstrates, on a purely hypothetical basis, the changes in the number of variable annuity units. The changes in the variable annuity unit values reflect the investment performance of the applicable subaccounts as well as the separate account charge.

10

Hypothetical Changes in Annuity Units with Stabilized Payments*

AIR			3.50%

First Variable Payment			$500
		Beginning Annuity Units	Annuity Unit Values	Monthly Payment Without Stabilization	Monthly Stabilized Payment	Adjustments in Annuity Units	Cumulative Adjusted Annuity Units
At Issue:		400.0000	1.250000	$500.00	--	--	400.0000
	February 1	400.0000	1.254526	$501.81	$500.00	0.0084	400.0084
	March 1	400.0000	1.253122	$501.25	$500.00	0.0058	400.0142
	April 1	400.0000	1.247324	$498.93	$500.00	(0.0050)	400.0092
	May 1	400.0000	1.247818	$499.13	$500.00	(0.0040)	400.0051
	June 1	400.0000	1.244178	$497.67	$500.00	(0.0109)	399.9943
	July 1	400.0000	1.250422	$500.17	$500.00	0.0008	399.9951
	August 1	400.0000	1.245175	$498.07	$500.00	(0.0090)	399.9861
	September 1	400.0000	1.251633	$500.65	$500.00	0.0030	399.9891
	October 1	400.0000	1.253114	$501.25	$500.00	0.0058	399.9949
	November 1	400.0000	1.261542	$504.62	$500.00	0.0212	400.0161
	December 1	400.0000	1.265963	$506.39	$500.00	0.0293	400.0454
	January 1	400.0000	1.270547	$508.22	$500.00	0.0387	400.0841
	February 1	400.0841	1.275148	$510.17	$508.33	0.0086	400.0927

Expenses included in the calculations are 0.40% mortality and expense risk fee, 0.15% administrative expenses, 0.00% rider charge, and 1.00% portfolio expenses (1.00% is a hypothetical figure). If higher expenses were charged, the numbers would be lower.

PERFORMANCE INFORMATION

MONEY MARKET SUBACCOUNT YIELDS

Current yield for the Federated Government Money Fund II will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of Subaccount expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [((Base Period Return)+1)365/7]-1

30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS

Quotations of yield for the remaining subaccounts will be based on all investment income per Unit earned during a particular 30-day period, less expenses accrued during the period (“net investment income”), and will be computed by dividing net investment income by the value of a Unit on the last day of the period, according to the following formula:

YIELD = 2[(a-b + 1)[6]-1]
cd

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Where:

[a]	equals the net investment income earned during the period by the Portfolio attributable to shares owned by a subaccount;
[b]	equals the expenses accrued for the period (net of reimbursement);
[c]	equals the average daily number of Units outstanding during the period; and
[d]	equals the maximum offering price per Accumulation Unit on the last day of the period.

Yield on a subaccount is earned from the increase in net asset value of shares of the Portfolio in which the subaccount invests and from dividends declared and paid by the Portfolio, which are automatically reinvested in shares of the Portfolio.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR SUBACCOUNTS

When advertising performance of the subaccounts, TPLIC will show the “Standardized Average Annual Total Return,” calculated as prescribed by the rules of the SEC, for each Subaccount. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of all applicable sales loads (including any contingent deferred sales load), the Annual policy fee and all other Portfolio, Separate Account and policy level charges except Premium Taxes, if any.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a policy over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the formula:

P(1+T)n=ERV

Where:

(1) [P]	equals a hypothetical initial Premium Payment of $1,000;
(2) [T]	equals an average annual total return;
(3) [n]	equals the number of years; and
(4) [ERV]	equals the ending redeemable value of a hypothetical $1,000 Premium Payment made at the beginning of the period (or fractional portion thereof).

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

In addition to the standard data discussed above, similar performance data for other periods may also be shown.

TPLIC may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standard performance data may also make other assumptions, such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial surrenders or annuity payments.

All non-standard performance data will be advertised only if the standard performance data is also disclosed.

NON-STANDARDIZED ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN

TPLIC may show Non-Standardized Adjusted Historical Average Annual Total Return, calculated on the basis of the historical performance of the Portfolios (calculated beginning from the end of the year of inception for each Portfolio) and may assume the policy was in existence prior to its inception date (which it was not). After the policy’s inception date, the calculations will reflect actual Accumulation Unit Values. These returns are based on specified Premium Payment patterns which produce the resulting Accumulated Values. They reflect a deduction for the Separate Account expenses and Portfolio expenses, and 12b-1 fee, if applicable, restated as if the 12b-1 fee had been in existence from the inception date. However, they do not include the Annual policy fee, any sales loads or Premium Taxes (if any), which, if included, would reduce the percentages reported.

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INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

TPLIC may from time to time use computer-based software available through Morningstar, CDA/Wiesnberger and/or other firms to provide registered representatives and existing and/or potential owners of Policies with individualized hypothetical performance illustrations for some or all of the Portfolios. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Portfolio; (ii) the historical fluctuation of the value of a single Portfolio (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Portfolio; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Portfolios; (v) the historical performance of two or more market indices in comparison to a single Portfolio or a group of Portfolios; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Portfolios to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Portfolio data sheets showing various information about one or more Portfolios (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets).

PERFORMANCE

We periodically advertise performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non-standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also include or exclude surrender charges. These figures may also reflect any applicable premium enhancement.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by TPLIC. The assets are kept physically segregated and held separate and apart from TPLIC’s general account assets. The general account contains all of the assets of TPLIC. Records are maintained of all purchases and redemptions of eligible Portfolio shares held by each of the subaccounts and the general account.

STATE REGULATION OF TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

TPLIC is a stock life insurance company organized under the laws of Iowa, and is subject to regulation by the Iowa Department of Commerce, Insurance Division. An annual statement is filed with the Iowa Commissioner of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of TPLIC as of December 31st of the preceding calendar year. Periodically, the Iowa Commissioner of Insurance examines the financial condition of TPLIC, including the liabilities and reserves of the Separate Account the operations of TPLIC are also examined periodically by the National Association of Insurance Commissioners. In addition, TPLIC is subject to regulation under the insurance laws of the other jurisdictions in which it may operate.

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RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by TPLIC. As presently required by the Investment Company Act of 1940 and regulations promulgated there under, TPLIC will mail to all policy owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports as required by law or regulation. However, for certain routine transactions (for example, regular monthly premiums deducted from your checking account, or regular annuity payments TPLIC sends to you) you may only receive quarterly confirmations.

DISTRIBUTION OF THE POLICIES

We currently offer the policies on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.

Transamerica Capital, Inc. (“TCI”) serves as principal underwriter for the policies. TCI’s home office is located at 1801 California Street, Suite 5200 Denver, Colorado 80202. TCI, like TPLIC, is an indirect, wholly owned subsidiary of Aegon USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of FINRA, Inc. TCI is not a member of the Securities Investor Protection Corporation.

The policies are offered to the public through fee-only advisors who are not paid a commission. The policies are also offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the policies. During fiscal years 2017, 2016 and 2015, TCI paid no amounts in commissions in connection with the sale of the policies.

ADMINISTRATIVE SERVICES POLICIES

We and TCI, the principal underwriter for the policies, have contracted with Planning Corporation of America (“PCA”), a subsidiary of Raymond James & Associates, Inc., to provide certain administrative services to owners who purchase a policy through registered representatives of PCA. The administrative services include customer application processing, agent insurance licensing and appointment process, and aggregation of customer statements.

We pay Planning Corporation of America a fee equal to 0.15% of the amount of assets in the policy that are sold by PCA registered representatives. During 2015, 2016 and 2017, we paid PCA $3,991.74, $2,379.45 and $1475.71 respectively, in connection with this policy.

We have contracted with Low Load Insurance Services, Inc. (“Low Load”), to provide certain administrative services. The administrative services include customer application or order form processing, ongoing customer service and marketing support. We pay Low Load an annual fee equal to 0.10% of the amount of assets in the Policies that Low Load provides administrative services for registered representatives. During 2015, 2016 and 2017, we paid Low Load $2,213.21, $3,043.92 and $3432.27respectively, in connection with this policy.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account VA CC as of December 31, 2017, and for the years ended December 31, 2017 and 2016, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP

One North Wacker Drive

Chicago, IL 60606

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OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policy discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the policy and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The audited financial statements of certain subaccounts of the Separate Account which are available for investment by Advisor’s Edge policy owners as of December 31, 2017, and for the periods indicated thereon, including the Report of Independent Registered Public Accounting Firm thereon, are included in this Statement of Additional Information.

The audited statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company as of December 31, 2017, and 2016, and for each of the three years in the period ended December 31, 2017, including the Reports of Independent Registered Public Accounting Firm thereon, also are included in this Statement of Additional Information. They should be distinguished from the financial statements of the subaccounts of the Separate Account which are available for investment by Advisor’s Edge policy owners and should be considered only as bearing on the ability of TPLIC to meet its obligations under the policies. They should not be considered as bearing on the safety or investment performance of the assets held in the Separate Account.

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APPENDIX A

ADDITIONAL DEATH BENEFIT — ADDITIONAL INFORMATION

The following examples illustrate the additional death benefit payable by this rider as well as the effect of a partial surrender on the additional death benefit amount. The client is less than age 70 on the Rider Date.

Example 1

Policy Value on the Rider Date:	$100,000
Premiums paid after the Rider Date before Surrender:	$25,000
Gross Partial Surrenders after the Rider Date:	$30,000
Policy Value on date of Surrender	$150,000
Rider Earnings on Date of Surrender (Policy Value – policy value on Rider Date – Premiums paid after Rider Date + Surrenders since Rider Date that exceeded Rider Earnings = $150,000 - $100,000 - $25,000 + 0):	$25,000
Amount of Surrender that exceeds Rider Earnings ($30,000 - $25,000):	$5,000
Base Policy Death Benefit on the date of Death Benefit Calculation:	$200,000
Policy Value on the date of Death Benefit Calculations	$175,000
Rider Earnings (= Policy Value – policy value on Rider Date – Premiums since Rider Date + Surrenders since Rider Date that exceeded Rider Earnings at time of Surrender = $175,000 - $100,000 - $25,000 + $5,000):	$55,000
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $55,000):	$22,000
Total Death Benefit paid (=Base policy death benefit plus Additional Death Benefit Amount):	$222,000

Example 2

Policy Value on the Rider Date:	$100,000
Premiums paid after the Rider Date before Surrender:	$0
Gross Partial Surrenders after the Rider Date:	$0
Base Policy Death Benefit on the date of Death Benefit Calculation:	$100,000
Policy Value on the date of Death Benefit Calculations	$75,000
Rider Earnings (= policy value – policy value on Rider Date – Premiums since Rider Date + Surrenders since Rider Date that exceeded Rider Earnings at time of Surrender = $75,000 - $100,000 - $0 + $0):	$0
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $0):	$0
Total Death Benefit paid (=Base policy death benefit plus Additional Death Benefit Amount):	$100,000

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APPENDIX B

ADDITIONAL DEATH BENEFIT - EXTRA — ADDITIONAL INFORMATION

Assume the Additional Death Benefit - Extra is added to a new policy opened with $100,000 initial premium. The client is less than age 70 on the Rider Date. The client chose the 75% Initial Death Benefit Option with a Rider Fee of 0.60%. On the first and second Rider Anniversaries, the policy value is $110,000 and $95,000 respectively when the Rider Fees are deducted. The client adds $25,000 premium in the 3rd Rider Year when the Death Proceeds are equal to $115,000 and then takes a withdrawal of $35,000 during the 4th Rider Year when the Death Proceeds are equal to $145,000. After 5 years, the Death Proceeds have grown to $130,000.

Example

Death Proceeds on Rider Date (equals initial policy value since new policy)	$100,000
Additional Death Benefit during first Rider Year	$0
Rider Fee on first Rider Anniversary (= Rider Fee * policy value = 0.60% * $110,000)	$660
Additional Death Benefit during 2nd Rider Year (= sum of total Rider Fees paid)	$660
Rider Fee on second Rider Anniversary (= Rider Fee * policy value = 0.60% * $95,000)	$570
Additional Death Benefit during 3rd Rider Year (= sum of total Rider Fees paid = $660 + $570)	$1,230
...	...
Future Growth prior to premium payment in 3rd year (= Current Death Proceeds – Death Proceeds on Rider Date – Premiums paid after Rider Date + Withdrawal amounts that exceeded Future Growth prior to withdrawal = $115,000 – $100,000 – $0 + $0)	$15,000
Percentage of Initial Death Proceeds remaining (= Initial Death Benefit Option * Death Proceeds on Rider Date – withdrawal amounts that exceeded Future Growth prior to withdrawal = 75% * $100,000 - $0)	$75,000
Rider Benefit Base (= Future Growth + Percentage of Initial Death Proceeds remaining = $15,000 + $75,000)	$90,000
Future Growth after premium payment (= $140,000 (increased by premium) –$100,000 - $25,000 + $0)	$15,000
Percentage of Initial Death Proceeds remaining (=75% * $100,000 - $0)	$75,000
Rider Benefit Base (=$15,000 + $75,000)	$90,000
...	...
Future Growth prior to withdrawal in 4th Rider Year (= $145,000 – $100,000 - $25,000 + $0)	$20,000
Amount of Withdrawal that exceeds Future Growth prior to withdrawal (= maximum of 0 and $35,000 - $20,000)	$15,000
Future Growth just after withdrawal in 4th Rider Year (= $110,000 (reduced by withdrawal ignoring any potential adjustments on a variable policy) – $100,000 - $25,000 + $15,000)	$0
Percentage of Initial Death Proceeds remaining after withdrawal (= 75% * $100,000 - $15,000)	$60,000
Rider Benefit Base (= $0 + $60,000)	$60,000
...	...
Future Growth after 5 Years (=$130,000 – $100,000 - $25,000 + $15,000)	$20,000
Percentage of Initial Death Proceeds remaining (= 75% * $100,000 - $15,000)	$60,000
Rider Benefit Base (= $20,000 + $60,000)	$80,000
Additional Death Benefit = Rider Benefit Percentage * Rider Benefit Base = 40% * $80,000	$32,000
Total Death Proceeds (= base policy Death Proceeds + Additional Death Benefit Amount = $130,000 + $32,000)	$162,000

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APPENDIX C

ADDITIONAL DEATH DISTRIBUTION - II — ADDITIONAL INFORMATION

Assume the Additional Death Distribution - II is added to a new policy opened with $100,000 initial premium. The client is less than age 71 on the Rider Date. On the first and second Rider Anniversaries, the policy value is $110,000 and $95,000 respectively when the Rider Fees are deducted. The client adds $25,000 premium in the 3rd Rider Year when the policy value is equal to $115,000 and then takes a withdrawal of $35,000 during the 4th Rider Year when the policy value is equal to $145,000. After 5 years, the policy value is equal to $130,000 and the death proceeds is $145,000.

Example

Account Value on Rider Date (equals initial policy value since new policy)	$100,000
Additional Death Benefit during first Rider Year	$0
Rider Fee on first Rider Anniversary (= Rider Fee * policy value = 0.55% * $110,000)	$605
Additional Death Benefit during 2nd Rider Year (= sum of total Rider Fees paid)	$605
Rider Fee on second Rider Anniversary (= Rider Fee * policy value = 0.55% * $95,000)	$522.50
Additional Death Benefit during 3rd Rider Year (= sum of total Rider Fees paid = $605 + $522.50)	$1,127.50

Rider Benefit Base in 3rd Rider Year prior to Premium addition (= Account Value less premiums added since Rider Date = $115,000 – $0)	$115,000
Rider Benefit Base in 3rd Rider Year after Premium addition (= $140,000 - $25,000)	$115,000

Rider Benefit Base in 4th Rider Year prior to withdrawal (= Account Value less premiums added since Rider Date = $145,000 - $25,000)	$120,000
Rider Benefit Base in 4th Rider Year after withdrawal (Account Value less premiums added since Rider Date =$110,000 - $25,000)	$85,000

Rider Benefit Base after 5th Rider Year (= Account Value less premiums added since Rider Date = $130,000 - $25,000)	$105,000
Additional Death Benefit = Rider Benefit Percentage * Rider Benefit Base = 30% * $105,000	$31,500
Total Death Proceeds (= base policy Death Proceeds + Additional Death Benefit Amount = $145,000 + $31,500)	$176,500

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SEPARATE ACCOUNT VA CC

STATEMENT OF ADDITIONAL INFORMATION

for the

THE ADVISOR’S EDGE SELECT® VARIABLE ANNUITY

Offered by

Transamerica Premier Life Insurance Company

(An Iowa Stock Company)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Advisor’s Edge Select® Variable Annuity policy (the “Policy”) offered by Transamerica Premier Life Insurance Company (the “Company” or “TPLIC”). You may obtain a copy of the Prospectus dated May 1, 2016, by calling 800-525-6205 or by writing to our Administrative Office, at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. Terms used in the current Prospectus for the Policy are incorporated in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.

May 1, 2016

2

GLOSSARY OF TERMS

Accumulation Unit – An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value – An amount equal to the policy value increased or decreased by any excess interest adjustments applied.

Administrative Office – Transamerica Premier Life Insurance Company, Attn: Customer Care Group 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, 800-525-6205.

Annuitant – The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date – The date upon which annuity payments are to commence.

Annuity Payment Option – A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit – An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Beneficiary – The person who has the right to the death benefit set forth in the policy.

Business Day – A day when the New York Stock Exchange is open for business.

Cash Value – The Policy Value increased or decreased by an excess interest adjustment, less the annual service charge, and less any applicable premium taxes and any rider fees. This value is applied upon surrender.

Code – The Internal Revenue Code of 1986, as amended.

Enrollment form – A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Interest Adjustment – A positive or negative adjustment to amounts withdrawn upon partial withdrawals, surrenders or transfers from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by TPLIC since the date any payment was received by, or an amount was transferred to, a guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account – One or more investment choices under the Policy that are part of TPLIC’s general assets and are not in the Separate Account.

Good Order – An instruction that TPLIC receives that is sufficiently complete and clear – along with all necessary forms, information and supporting legal documentation, including any required spousal or joint owner’s consents – so that TPLIC does not need to exercise any discretion to follow such instruction. All requests for a partial or full withdrawal, a transfer, a death benefit, or other transaction or change, must be in good order.

Guaranteed Period Options (“GPO”) – The various guaranteed interest rate periods of the fixed account that TPLIC may offer and into which Premium Payments may be paid or amounts may be transferred.

Nonqualified Policy – A policy that does not qualify for special federal income tax treatment under the Code.

Owner (Policy Owner, You, Your) – The individual who (or entity that) may exercise all rights and privileges under an individual policy.

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Policy – The individual policy.

Policy Date – The date shown on the policy data page attached to the Policy and the date on which the Policy becomes effective.

Policy Value – On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium Payments; minus

•	partial withdrawals (including any applicable excess interest adjustments on such withdrawals); plus

•	interest credited in the fixed account; plus or minus

•	accumulated gains or losses in the separate account; minus

•	services charges, premium taxes, rider fees, and transfer fees, if any.

Policy Year – A policy year begins on the policy date and on each anniversary thereafter.

Premium Payment – An amount paid to TPLIC by the Owner or on the Owner’s behalf as consideration for the benefits provided by the Policy.

Qualified Policy – A Policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account – Separate Account VA CC, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.

Service Charge – An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses.

Subaccount – A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

Successor Owner – A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Supportable Payment – The amount equal to the sum of the variable annuity unit values multiplied by the number of variable annuity units in each of the selected subaccounts.

Valuation Period – The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made generally at the close of business on each market day.

Variable Annuity Payments – Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice or Written Request – Written notice that is signed by the owner, is in good order and received at the Administrative Office, and that gives TPLIC the information it requires. For some transactions, TPLIC may accept an electronic notice, such as telephone instructions, instead of written notice. Such written or electronic notice must meet the requirements for good order that TPLIC establishes for such notices.

4

THE POLICY – GENERAL PROVISIONS

OWNER

The Policy shall belong to the owner upon issuance of the Policy after completion of an enrollment form and delivery of the Initial Premium Payment. While the annuitant is living, the owner may: (1) assign the Policy; (2) surrender the policy; (3) amend or modify the Policy with the consent of TPLIC; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless TPLIC has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the enrollment form, information provided in lieu thereof, or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the owner.

Note Carefully. If the owner does not name a successor (contingent) owner, the owner’s estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless TPLIC has received written notice of the trust as a successor owner signed before the owner’s death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no successor (contingent) owner is named in a written notice received by TPLIC.

The owner may change the ownership of the policy in a written notice. When the change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice; however, TPLIC is not responsible for payments made or other action taken before the change is recorded. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner’s spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner’s death, or payments must be made for a period certain or for the successor owner’s lifetime so long as any period certain does not exceed that successor owner’s life expectancy, if the first payment begins within one year of your death.

ENTIRE POLICY

The policy, any endorsements thereon, the enrollment form, or information provided in lieu thereof constitute the entire Policy between TPLIC and the owner. All statements in the enrollment form are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the enrollment form or information provided in lieu thereof. No registered representative has authority to change or waive any provision of the policy.

NON-PARTICIPATING

The Policies are non-participating. No dividends are payable and the Policies will not share in the profits or surplus earnings of TPLIC.

5

MISSTATEMENT OF AGE OR GENDER

During the Accumulation Phase. If the age of any person upon whose life or age a benefit provided under a guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that guaranteed benefit at the correct age, (i) the benefit will be rescinded; and (ii) any charges that were deducted for the benefit will be refunded and applied to the total account value of the policy.

TPLIC reserves the right to terminate the policy at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the policy.

After the Annuity Commencement Date. TPLIC may require proof of the annuitant’s or owner’s age and/or gender before any payments associated with any benefits are made. If the age or gender of the annuitant and/or owner has been misstated, TPLIC will change the payment associated with any benefits payable to that which the purchase payments would have purchased for the correct age or gender. The dollar amount of any underpayment made by us shall be paid in full with the next payment due such person, beneficiary, or payee. The dollar amount of any overpayment made by us due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest as specified in your policy, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to us.

ASSIGNMENT

Any Non-Qualified Policy may be assigned by you before the Annuity Date and during the Annuitant’s lifetime. TPLIC is not responsible for the validity of any assignment. No assignment will be recognized until TPLIC receives, in good order at the Administrative Office, the appropriate TPLIC form notifying TPLIC of such assignment. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum notwithstanding any settlement agreement in effect at the time assignment was executed. TPLIC shall not be liable as to any payment or other settlement made by TPLIC before receipt of the appropriate TPLIC form.

EXCESS INTEREST ADJUSTMENT

Money that you withdraw from, transfer out of, or apply to an annuity payment option from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if the interest rates TPLIC sets have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the Premium Payments and transfers to that guaranteed period option, less any prior partial withdrawals and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment (“EIA”) is:

EIA = S* (G-C)* (M/12)

Where

S	=	the gross amount being surrendered, withdrawn, transferred or applied to a Payment Option that is subject to the EIA.

G	=	the guaranteed interest rate applicable to S.

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C	=	the current guaranteed interest rate then being offered on new Premium Payments for the next longer Guaranteed Period than “M”. If this policy form or such a Guaranteed Period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month, plus up to 2%.

M	=	the number of months remaining in the Guaranteed Period for S, rounded up to the next higher whole number of months.

There is no cap on positive EIA adjustment. The floor on a negative EIA is effective on full surrender.

On full surrender, each Guaranteed Period Option’s (“GPO”) contribution to the adjusted Policy Value will never fall below the sum of Premium Payments, less any prior withdrawals and transfers from that GPO, plus interest at the guaranteed effective annual interest rate.

Some states may not allow an EIA.

COMPUTATION OF VARIABLE ANNUITY INCOME PAYMENTS

In order to supplement the description in the Prospectus and Appendixes A and B thereto, the following provides additional information about the Policy which may be of interest to Policy Owners.

The amounts shown in the Annuity Tables contained in your Policy represent the guaranteed minimum for each Annuity Payment under a Fixed Payment Option. Variable annuity income payments are computed as follows. First, the Accumulated Value (or the portion of the Accumulated Value used to provide variable payments) is applied under the Annuity Tables contained in your Policy corresponding to the Annuity Payment Option elected by the Policy Owner and based on an assumed interest rate of 4%. This will produce a dollar amount which is the first monthly payment.

The amount of each Annuity Payment after the first is determined by means of Annuity Units. The number of Annuity Units is determined by dividing the first Annuity Payment by the Annuity Unit Value for the selected Subaccount ten Business Days before the Annuity Date. The number of Annuity Units for the Subaccount then remains fixed, unless an exchange of Annuity Units (as set forth below) is made. After the first Annuity Payment, the dollar amount of each subsequent Annuity Payment is equal to the number of Annuity Units multiplied by the Annuity Unit Value for the Subaccount ten Business Days before the due date of the Annuity Payment.

The Annuity Unit Value for each Subaccount was initially established at $10.00 on the date money was first deposited in that Subaccount. The Annuity Unit Value for any subsequent Business Day is equal to (a) times (b) times (c), where

(a)	=	the Annuity Unit Value for the immediately preceding Business Day;

(b)	=	the Net Investment Factor for the day;

(c)	=	the investment result adjustment factor (.99989255 per day), which recognizes an assumed interest rate of 4% per year used in determining the Annuity Payment amounts.

The Net Investment Factor is a factor applied to a Subaccount that reflects daily changes in the value of the Subaccount resulting from:

(a)	=	any increase or decrease in the value of the Subaccount attributable to investment results;

(b)	=	a daily charge assessed at an annual rate of 1.30% for the mortality and expense risks assumed by TPLIC of the value of the Subaccount;

(c)	=	a daily charge for the cost of administering the Policy corresponding to an annual charge of 0.15% of the value of the Subaccount.

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The Annuity Tables contained in the Policy are based on the 1983 Table “A” Mortality Table projected for mortality improvement to the year 2000 using Projection Scale G and an interest rate of 4% a year; except that in Massachusetts and Montana, the Annuity Tables contained in the Policy are based on a 60% female/40% male blending of the above for all annuitants of either gender.

EXCHANGES

After the Annuity Date you may, by making a written request, exchange the current value of an existing subaccount to Annuity Units of any other subaccount(s) then available. The written request for an exchange must be received by us, however, in good order, at least ten Business Days before the first payment date on which the exchange is to take effect. An exchange shall result in the same dollar amount as that of the Annuity Payment on the date of exchange (the “Exchange Date”). Each year you may make an unlimited number of free exchanges between Subaccounts. We reserve the right to charge a $15 fee in the future for exchanges in excess of twelve per Policy Year.

Exchanges will be made using the Annuity Unit Value for the subaccounts on the date the written request for exchange is received. On the Exchange Date, TPLIC will establish a value for the current subaccounts by multiplying the Annuity Unit Value by the number of Annuity Units in the existing subaccounts and compute the number of Annuity Units for the new subaccounts by dividing the Annuity Unit Value of the new subaccounts into the value previously calculated for the existing subaccounts.

STABILIZED PAYMENTS

If you have selected a payout feature that provides for stabilized payments (i.e. the Initial Payment Guarantee), please note that the stabilized payments remain constant throughout each year and are adjusted on your annuitization anniversary. Without stabilized payments, each payment throughout the year would fluctuate based on the performance of your selected subaccounts. To reflect the difference in these payments we adjust (both increase and decrease as appropriate) the number of annuity units. The annuity units are adjusted when we calculate the supportable payment. Supportable payments are used in the calculation of surrender values, death benefits and transfers. On the anniversary of your annuity Commencement Date we set the new stabilized payment equal to the current supportable payment. In the case of an increase in the number of variable annuity units, your participation in the future investment performance will be increased because more variable annuity units are credited to you. Conversely, in the case of a reduction of the number of variable annuity units, your participation in the future investment performance will be decreased because fewer variable annuity units are credited to you.

The following table demonstrates, on a purely hypothetical basis, the changes in the number of variable annuity units. The changes in the variable annuity unit values reflect the investment performance of the applicable subaccounts as well as the separate account charge.

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Hypothetical Changes in Annuity Units with Stabilized Payments*

AIR			3.50%

First Variable Payment			$500
		Beginning Annuity Units	Annuity Unit Values	Monthly Payment Without Stabilization	Monthly Stabilized Payment	Adjustments in Annuity Units	Cumulative Adjusted Annuity Units
At Issue:		400.0000	1.250000	$500.00	—	—	400.0000
	February 1	400.0000	1.254526	$501.81	$500.00	0.0084	400.0084
	March 1	400.0000	1.253122	$501.25	$500.00	0.0058	400.0142
	April 1	400.0000	1.247324	$498.93	$500.00	(0.0050)	400.0092
	May 1	400.0000	1.247818	$499.13	$500.00	(0.0040)	400.0051
	June 1	400.0000	1.244178	$497.67	$500.00	(0.0109)	399.9943
	July 1	400.0000	1.250422	$500.17	$500.00	0.0008	399.9951
	August 1	400.0000	1.245175	$498.07	$500.00	(0.0090)	399.9861
	September 1	400.0000	1.251633	$500.65	$500.00	0.0030	399.9891
	October 1	400.0000	1.253114	$501.25	$500.00	0.0058	399.9949
	November 1	400.0000	1.261542	$504.62	$500.00	0.0212	400.0161
	December 1	400.0000	1.265963	$506.39	$500.00	0.0293	400.0454
	January 1	400.0000	1.270547	$508.22	$500.00	0.0387	400.0841
	February 1	400.0841	1.275148	$510.17	$508.33	0.0086	400.0927

*

Expenses included in the calculations are 1.30% mortality and expense risk fee, 0.15% administrative expenses, 0.00% rider charge, and 1.00% portfolio expenses (1.00% is a hypothetical figure). If higher expenses were charged, the numbers would be lower.

PERFORMANCE INFORMATION

MONEY MARKET SUBACCOUNT YIELDS

Current yield for the Federated Government Money Fund II will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of Subaccount expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [((Base Period Return)+1)365/7]-1

30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS

Quotations of yield for the remaining subaccounts will be based on all investment income per Unit earned during a particular 30-day period, less expenses accrued during the period (“net investment income”), and will be computed by dividing net investment income by the value of a Unit on the last day of the period, according to the following formula:

YIELD = 2[(a-b + 1)6-1]

        cd

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Where:

[a]	equals the net investment income earned during the period by the Portfolio attributable to shares owned by a subaccount;
[b]	equals the expenses accrued for the period (net of reimbursement);
[c]	equals the average daily number of Units outstanding during the period; and
[d]	equals the maximum offering price per Accumulation Unit on the last day of the period.

Yield on a subaccount is earned from the increase in net asset value of shares of the Portfolio in which the subaccount invests and from dividends declared and paid by the Portfolio, which are automatically reinvested in shares of the Portfolio.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR SUBACCOUNTS

When advertising performance of the subaccounts, TPLIC will show the “Standardized Average Annual Total Return,” calculated as prescribed by the rules of the SEC, for each Subaccount. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of the Annual Policy Fee and all other Portfolio, Separate Account and Policy level charges except Premium Taxes, if any.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Policy over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the formula:

P(1+T)n=ERV

Where:

(1) [P]	equals a hypothetical Initial Premium Payment of $1,000;
(2) [T]	equals an average annual total return;
(3) [n]	equals the number of years; and
(4) [ERV]	equals the ending redeemable value of a hypothetical $1,000 Premium Payment made at the beginning of the period (or fractional portion thereof).

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

In addition to the standard data discussed above, similar performance data for other periods may also be shown.

TPLIC may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standard performance data may also make other assumptions, such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial surrenders or annuity payments.

All non-standard performance data will be advertised only if the standard performance data is also disclosed.

NON-STANDARDIZED ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN

TPLIC may show Non-Standardized Adjusted Historical Average Annual Total Return, calculated on the basis of the historical performance of the Portfolios (calculated beginning from the end of the year of inception for each Portfolio) and may assume the Policy was in existence prior to its inception date (which it was not). After the Policy’s inception date, the calculations will reflect actual Accumulation Unit Values. These returns are based on specified Premium Payment patterns which produce the resulting Accumulated Values. They reflect a deduction for

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the Separate Account expenses and Portfolio expenses, and 12b-1 fee, if applicable, restated as if the 12b-1 fee had been in existence from the inception date. However, they do not include the Annual Policy Fee, any sales loads or Premium Taxes (if any), which, if included, would reduce the percentages reported.

INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

TPLIC may from time to time use computer-based software available through Morningstar, CDA/Wiesnberger and/or other firms to provide registered representatives and existing and/or potential owners of Policies with individualized hypothetical performance illustrations for some or all of the Portfolios. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Portfolio; (ii) the historical fluctuation of the value of a single Portfolio (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Portfolio; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Portfolios; (v) the historical performance of two or more market indices in comparison to a single Portfolio or a group of Portfolios; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Portfolios to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Portfolio data sheets showing various information about one or more Portfolios (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets).

PERFORMANCE

We periodically advertise performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non-standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also include or exclude surrender charges. These figures may also reflect any applicable premium enhancement.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by TPLIC. The assets are kept physically segregated and held separate and apart from TPLIC’s general account assets. The general account contains all of the assets of TPLIC. Records are maintained of all purchases and redemptions of eligible Portfolio shares held by each of the subaccounts and the general account.

STATE REGULATION OF TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

TPLIC is a stock life insurance company organized under the laws of Iowa, and is subject to regulation by the Iowa State Department of Commerce, Insurance Division. An annual statement is filed with the Iowa Commissioner of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of TPLIC as of December 31st of the preceding calendar year. Periodically, the Iowa Commissioner of Insurance examines the financial condition of TPLIC, including the liabilities and reserves of the Separate Account the operations of TPLIC are also examined periodically by the National Association of Insurance Commissioners. In addition, TPLIC is subject to regulation under the insurance laws of the other jurisdictions in which it may operate.

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RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by TPLIC. As presently required by the Investment Company Act of 1940 and regulations promulgated there under, TPLIC will mail to all Policy Owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports as required by law or regulation. However, for certain routine transactions (for example, regular monthly premiums deducted from your checking account, or regular annuity payments TPLIC sends to you) you may only receive quarterly confirmations.

DISTRIBUTION OF THE POLICIES

Transamerica Capital, Inc. (“TCI”) serves as principal underwriter for the policies. TCI’s home office is located at 1801 California Street, Suite 5200 Denver, Colorado 80202. TCI, like TPLIC, is an indirect, wholly owned subsidiary of Aegon USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of FINRA. TCI is not a member of the Securities Investor Protection Corporation.

The Policies were offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. TCI compensates these selling firms for their services. The selling firm and/or its affiliates are also licensed under state insurance laws.

We and our affiliates provide paid-in capital to TCI and pay for TCI’s operating and other expenses, including overhead, legal and accounting fees. During fiscal years 2015, 2014 and 2013, the amount paid to TCI in connection with all Policies sold through the separate account was $654,536, $700,598 and $730,695. TCI passed through commissions it received to selling firms and their sales and does not retain any portion of them.

ADMINISTRATIVE SERVICES CONTRACT

We and TCI, the principal underwriter for the Policies, have contracted with Symmetry Partners, LLC (“Symmetry”), to provide certain administrative services. The administrative services include customer service, aggregation of customer statements, performance reporting, and marketing support. We pay Symmetry an annual fee equal to 0.20% of the amount of assets in the Policies that Symmetry provides administrative services for registered representatives. During 2013, 2014 and 2015, we paid Symmetry $31,770.38, $31,181.32 and $28,031.39 respectively, in connection with this contract

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account VA CC as of December 31, 2015 and for the years ended December 31, 2015 and 2014, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company as of December 31, 2015 and 2014 and for the two years ended December 31, 2015 included in this Statement of Additional Information, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP,

One North Wacker Drive

Chicago, IL 60606

The statutory-basis statement of operations, changes in capital and surplus and cash flow of Transamerica Premier Life Insurance Company for the year ended December 31, 2013, appearing here in, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Policy and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The audited financial statements of certain subaccounts of the Separate Account which are available for investment by Advisor’s Edge Select Policy Owners as of the year ended December 31, 2015, and for the periods indicated thereon, including the Report of Independent Registered Public Accounting Firm thereon, are included in this Statement of Additional Information.

The audited statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company as of December 31, 2015, and 2014, and for each of the three years in the period ended December 31, 2015, including the Reports of Independent Registered Public Accounting Firm thereon, are included in this Statement of Additional Information. They should be distinguished from the financial statements of the subaccounts of the Separate Account which are available for investment by Advisor’s Edge Select Policy Owners and should be considered only as bearing on the ability of TPLIC to meet its obligations under the Polices. They should not be considered as bearing on the safety or investment performance of the assets held in the Separate Account.

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APPENDIX A

GUARANTEED MINIMUM INCOME BENEFIT - ADDITIONAL INFORMATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the Guaranteed Minimum Income Benefit (“GMIB”) for a $100,000 premium when annuity payments do not begin until the policy anniversary indicated in the left-hand column. These figures assume the following:

•	there were no subsequent premium payments or surrenders;

•	there were no premium taxes;

•	the $100,000 premium is subject to the GMIB;

•	the annuitant is (or both annuitants are) 60 years old when the rider is issued;

•	the annual growth rate is 6.0% (once established an annual growth rate will not change during the life of the GMIB); and

•	there is no upgrade of the minimum income base.

Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10 year Certain basis. The figures below, which are the amount of the first monthly payment, are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments are calculated using a 5% assumed investment return).

Life Only = Life Annuity with No Period Certain	Life 10 = Life Annuity with 10 Years Certain

Rider Anniversary at Exercise Date	Male		Female		Joint & Survivor
	Life Only	Life 10	Life Only	Life 10	Life Only	Life 10
10 (age 70)	$1,112	$1,049	$1,035	$999	$876	$872
15	2,212	1,824	2,075	1,788	1,336	1,349
20 (age 80)	3,759	2,707	3,605	2,694	2,200	2,117

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Surrenders will affect the minimum income base as follows: Each policy year, surrenders up to the limit of the total free amount (the minimum income base on the last policy anniversary multiplied by the annual growth rate) reduce the minimum income base on a dollar-for-dollar basis. Surrenders over this free amount will reduce the minimum income base on a pro rata basis by an amount equal to the minimum income base immediately prior to the excess surrender multiplied by the percentage reduction in the policy value resulting from the excess surrender. The free amount will always be a relatively small fraction of the minimum income base.

Examples of the effect of surrenders on the minimum income base are as follows:

EXAMPLE 1
Assumptions
• minimum income base on last policy anniversary:	$10,000
• minimum income base at time of distribution:	$10,500
• policy value at time of distribution:	$15,000
• distribution amount:	$500
• prior distribution in current policy year:	None

Calculations
• maximum annual free amount:	$10,000 x 6% = $600
• policy value after distribution:	$15,000 - $500 = $14,500
• minimum income base after distribution (since the distribution amount was less than the maximum annual adjustment free amount):	$10,500 - $500 = $10,000

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EXAMPLE 2
Assumptions
• minimum income base on last policy anniversary:	$10,000
• minimum income base at time of distribution:	$10,500
• policy value at time of distribution:	$15,000
• distribution amount:	$1,500
• prior distribution in current policy year:	$1,000

Calculations
• maximum annual free amount:	$0.0
(prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
• policy value after distribution:	$15,000 - $1,500 = $13,500
(since the policy value is reduced 10% ($1,500/$15,000), the minimum income base is also reduced 10%)
• minimum income base after distribution:	$10,500 - (10% x $10,500) = $9,450

EXAMPLE 3
Assumptions
• minimum income base on last policy anniversary:		$10,000
• minimum income base at time of distribution:		$10,500
• policy value at time of distribution:		$7,500
• distribution amount:		$1,500
• prior distribution in current policy year:		$1,000

Calculations
• maximum annual free amount:		$0.0
(prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
• policy value after distribution:		$7,500 - $1,500 = $6,000
(since the policy value is reduced 20% ($1,500/$7,500), the minimum income base is also reduced 20%)
• minimum income base after distribution:	$ (20% x $	10,500 - 10,500) = $8,400

The amount of the first payment provided by the GMIB will be determined by multiplying each $1,000 of minimum income base by the applicable annuity factor shown on Schedule I of the GMIB. The applicable annuity factor depends upon the annuitant’s (and joint annuitant’s, if any) sex (or without regard to gender if required by law), age, any annuity factor age adjustment, and the GMIB payment option selected and is based on a guaranteed interest rate of 3% and the “2000 Table” using an assumed annuity commencement date of 2005 (static projection to this point) with dynamic projection using scale G from that point (100% of G for males, 50% of G for females). Subsequent payments will be calculated as described in the GMIB using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The stabilized payment on each subsequent policy anniversary after annuitization using the rider will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a policy year is greater than the stabilized payment for that policy year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a policy year is less than the stabilized payment for that policy year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each subaccount on a proportionate basis.

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Peoples Benefit bears the risk that it will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such an event, Peoples Benefit will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate People Benefits for this risk, a guaranteed payment fee will be deducted.

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APPENDIX B

ADDITIONAL DEATH BENEFIT - EXTRA — ADDITIONAL INFORMATION

Assume the Additional Death Benefit - Extra is added to a new policy opened with $100,000 initial premium. The client is less than age 70 on the Rider Date. The client chose the 75% Initial Death Benefit Option with a Rider Fee of 0.60%. On the first and second Rider Anniversaries, the Policy Value is $110,000 and $95,000 respectively when the Rider Fees are deducted. The client adds $25,000 premium in the 3rd Rider Year when the Death Proceeds are equal to $115,000 and then takes a withdrawal of $35,000 during the 4th Rider Year when the Death Proceeds are equal to $145,000. After 5 years, the Death Proceeds have grown to $130,000.

Example

Death Proceeds on Rider Date (equals initial policy value since new policy)	$100,000
Additional Death Benefit during first Rider Year	$0
Rider Fee on first Rider Anniversary (= Rider Fee * Policy Value = 0.60% * $110,000)	$660
Additional Death Benefit during 2nd Rider Year (= sum of total Rider Fees paid)	$660
Rider Fee on second Rider Anniversary (= Rider Fee * Policy Value = 0.60% * $95,000)	$570
Additional Death Benefit during 3rd Rider Year (= sum of total Rider Fees paid = $660 + $570)	$1,230

Future Growth prior to premium payment in 3rd year (= Current Death Proceeds – Death Proceeds on Rider Date – Premiums paid after Rider Date + Withdrawal amounts that exceeded Future Growth prior to withdrawal = $115,000 – $100,000 – $0 + $0)	$15,000
Percentage of Initial Death Proceeds remaining (= Initial Death Benefit Option * Death Proceeds on Rider Date – withdrawal amounts that exceeded Future Growth prior to withdrawal = 75% * $100,000 - $0)	$75,000
Rider Benefit Base (= Future Growth + Percentage of Initial Death Proceeds remaining = $15,000 + $75,000)	$90,000
Future Growth after premium payment (= $140,000 (increased by premium) –$100,000 - $25,000 + $0)	$15,000
Percentage of Initial Death Proceeds remaining (=75% * $100,000 - $0)	$75,000
Rider Benefit Base (=$15,000 + $75,000)	$90,000

Future Growth prior to withdrawal in 4th Rider Year (= $145,000 – $100,000 - $25,000 + $0)	$20,000
Amount of Withdrawal that exceeds Future Growth prior to withdrawal (= maximum of 0 and $35,000 - $20,000)	$15,000
Future Growth just after withdrawal in 4th Rider Year (= $110,000 (reduced by withdrawal ignoring any potential adjustments on a variable policy) – $100,000 - $25,000 + $15,000)	$0
Percentage of Initial Death Proceeds remaining after withdrawal (= 75% * $100,000 - $15,000)	$60,000
Rider Benefit Base (= $0 + $60,000)	$60,000

Future Growth after 5 Years (=$130,000 – $100,000 - $25,000 + $15,000)	$20,000
Percentage of Initial Death Proceeds remaining (= 75% * $100,000 - $15,000)	$60,000
Rider Benefit Base (= $20,000 + $60,000)	$80,000
Additional Death Benefit = Rider Benefit Percentage * Rider Benefit Base = 40% * $80,000	$32,000
Total Death Proceeds (= base policy Death Proceeds + Additional Death Benefit Amount = $130,000 + $32,000)	$162,000

17

PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY

SEPARATE ACCOUNT V

STATEMENT OF ADDITIONAL INFORMATION

FOR THE

ADVISOR’S EDGE VARIABLE ANNUITY

AND FOR THE

DIMENSIONAL VARIABLE ANNUITY

OFFERED BY

PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY

(A MISSOURI STOCK COMPANY)

ADMINISTRATIVE OFFICES

P.O. BOX 32700

LOUISVILLE, KENTUCKY 40232

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Advisor’s Edge and the Dimensional Variable Annuity variable annuity contracts (the “Contracts” and each a “Contract”, respectively) offered by Providian Life and Health Insurance Company (the “Company”). You may obtain a copy of the Prospectus dated May 1, 1998, by calling 1-800-797-9177 or by writing to our Administrative Offices, P.O. Box 32700, Louisville, Kentucky 40232. Terms used in the current Prospectus for the respective Contracts are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE APPLICABLE PROSPECTUS FOR EACH CONTRACT.

May  1, 1998

THE CONTRACT

In order to supplement the description in the applicable Prospectus and Appendix A thereto, the following provides additional information about the Contracts which may be of interest to Contract Owners.

PLEASE NOTE THE FOLLOWING INFORMATION IN CONNECTION WITH THIS STATEMENT OF ADDITIONAL INFORMATION AND THE CONTRACT PROSPECTUSES.

On and after March 31, 1997, the following portfolios are available through the Dimensional Variable Annuity contract (and no longer offered through the Advisor’s Edge variable annuity contract):

DFA Small Value Portfolio	DFA International Small Portfolio
DFA Large Value Portfolio	DFA Short-Term Fixed Portfolio
DFA International Value Portfolio	DFA Global Bond Portfolio

On and after the same date, the following portfolios are available through the Advisor’s Edge variable annuity contract:

Federated American Leaders Portfolio

Federated Utility Portfolio

Federated High Income Bond Portfolio

Federated U.S. Government Securities Portfolio

Montgomery Growth Portfolio

Montgomery Emerging Markets Portfolio

Stein Roe Special Venture Portfolio

Strong International Stock Portfolio

Wanger U.S. Small Cap Advisor Portfolio

Wanger International Small Cap Advisor Portfolio

Warburg Pincus International Equity Portfolio

Warburg Pincus Small Growth Portfolio

Strong Schafer Value Portfolio

T. Rowe Price International Stock Portfolio

Dreyfus Small Cap Value Portfolio

Endeavor Enhanced Index Portfolio

On and after such date the following portfolio is available through both the Advisor’s Edge and Dimensional Variable Annuity contracts:

Federated Prime Money Portfolio

COMPUTATION OF VARIABLE ANNUITY INCOME PAYMENTS

The amounts shown in the Annuity Tables contained in your Contract represent the guaranteed minimum for each Annuity Payment under a Fixed Payment Option. Variable annuity income payments are computed as follows. First, the Accumulated Value (or the portion of the Accumulated Value used to provide variable payments) is applied under the Annuity Tables contained in your Contract corresponding to the Annuity Payment Option elected by the Contract Owner and based on an assumed interest rate of 4%. This will produce a dollar amount which is the first monthly payment. The Company may, at the time annuity income payments are computed, offer more favorable rates in lieu of the guaranteed rates specified in the Annuity Tables.

The amount of each Annuity Payment after the first is determined by means of Annuity Units. The number of Annuity Units is determined by dividing the first Annuity Payment by the Annuity Unit Value for the selected Subaccount ten Business Days prior to the Annuity Date. The number of Annuity Units for the Subaccount then remains fixed, unless an Exchange of Annuity Units (as set forth below) is made. After the first Annuity Payment, the dollar amount of each subsequent Annuity Payment is equal to the number of Annuity Units multiplied by the Annuity Unit Value for the Subaccount ten Business Days before the due date of the Annuity Payment.

The Annuity Unit Value for each Subaccount was initially established at $10.00 on the date money was first deposited in that Subaccount. The Annuity Unit Value for any subsequent Business Day is equal to (a) times (b) times (c),where

(a) = the Annuity Unit Value for the immediately preceding Business Day;

(b) = the Net Investment Factor for the day;

(c) = the investment result adjustment factor (.99989255 per day), which recognizes an assumed interest rate of 4% per year used in determining the Annuity Payment amounts.

The Net Investment Factor is a factor applied to a Subaccount that reflects daily changes in the value of the Subaccount due to:

(a) = any increase or decrease in the value of the Subaccount due to investment results;

(b) = a daily charge assessed at an annual rate of .50% for the mortality and expense risks assumed by the Company;

(c) = a daily charge for the cost of administering the Contract corresponding to an annual charge of .15% of the value of the Subaccount plus the Annual Contract Fee.

The Annuity Tables contained in the Contracts are based on the 1983 Table “A” Mortality Table projected for mortality improvement to the year 2000 using Projection Scale G and an interest rate of 4% a year;

2

except that in Massachusetts and Montana, the Annuity Tables contained in the Contract are based on a 60% female/40% male blending of the above for all annuitants of either gender.

EXCHANGES

After the Annuity Date you may, by making a written request, exchange the current value of an existing Subaccount to Annuity Units of any other Subaccount(s) then available. The written request for an Exchange must be received by us, however, at least 10 Business Days prior to the first payment date on which the Exchange is to take effect. This Exchange shall result in the same dollar amount as that of the Annuity Payment on the date of Exchange (the “Exchange Date”). Each year you may make an unlimited number of free Exchanges between Subaccounts. The Company reserves the right to impose a $15 fee for Exchanges in excess of twelve per Contract Year.

Exchanges will be made using the Annuity Unit Value for the Subaccounts on the date the written request for Exchange is received. On the Exchange Date, the Company will establish a value for the current Subaccounts by multiplying the Annuity Unit Value by the number of Annuity Units in the existing Subaccounts and compute the number of Annuity Units for the new Subaccounts by dividing the Annuity Unit Value of the new Subaccounts into the value previously calculated for the existing Subaccounts.

EXCEPTIONS TO CHARGES AND TO TRANSACTION OR BALANCE REQUIREMENTS

In addition to the Purchase Payment breakpoints discussed in the applicable Prospectus, the Company may impose reduced sales loads, administrative charges or other deductions from Purchase Payments in certain situations where the Company expects to realize significant economies of scale or other economic benefits with respect to the sale of Contracts. This is possible because sales costs do not increase in proportion to the dollar amount of the Contracts sold. For example, the per-dollar transaction cost for a sale of a Contract equal to $5,000 is generally much higher than the per-dollar cost for a sale of a Contract equal to $1,000,000. As a result, the applicable sales charge declines as a percentage of the dollar amount of Contracts sold as the dollar amount increases.

The Company may also impose reduced sales loads and reduced administrative charges and fees on sales to directors, officers and bona fide full-time employees (and their spouses and minor children) of the Company, its ultimate parent company, and their affiliates and certain sales representatives for the Contract. The Company may also grant waivers or modifications of certain minimum or maximum purchase or transaction amounts or balance requirements in these circumstances.

Notwithstanding the above, any variations in the sales loads, administrative charges or other deductions from Purchase Payments or in the minimum or maximum transaction or balance requirements shall reflect differences in costs or services and shall not be unfairly discriminatory against any person.

GENERAL MATTERS

NON-PARTICIPATING

The Contracts are non-participating. No dividends are payable and the Contracts will not share in the profits or surplus earnings of the Company.

MISSTATEMENT OF AGE OR SEX

The Company may require proof of age and sex before making Annuity Payments. If the Annuitant’s stated age, sex or both in the Contract are incorrect, the Company will change the annuity benefits payable to those benefits which the Purchase Payments would have purchased for the correct age and

3

sex. In the case of correction of the stated age and/or sex after payments have commenced, the Company will (1) in the case of underpayment, pay the full amount due with the next payment; (2) in the case of overpayment, deduct the amount due from one or more future payments.

ASSIGNMENT

Any Non-Qualified Contract may be assigned by you prior to the Annuity Date and during the Annuitant’s lifetime. The Company is not responsible for the validity of any assignment. No assignment will be recognized until the Company receives the appropriate Company form notifying the Company of such assignment. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum notwithstanding any settlement agreement in effect at the time assignment was executed. The Company shall not be liable as to any payment or other settlement made by the Company before receipt of the appropriate Company form.

ANNUITY DATA

The Company will not be liable for obligations which depend on receiving information from a Payee until such information is received in a form satisfactory to the Company.

ANNUAL STATEMENT

Once each Contract Year, the Company will send you an annual statement of the current Accumulated Value allocated to each Subaccount and/or the General Account Guaranteed Options; and any Purchase Payments, charges, Exchanges or withdrawals during the year. This report will also give you any other information required by law or regulation. You may ask for an annual statement like this at any time. We will also send you quarterly statements. However, we reserve the right to discontinue quarterly statements at any time.

INCONTESTABILITY

This Contract is incontestable from the Contract Date, subject to the “Misstatement of Age or Sex” provision.

OWNERSHIP

The Contract Owner on the Contract Date is the Annuitant, unless otherwise specified in the application. The Contract Owner may specify a new Contract Owner by sending us the appropriate Company form at any time thereafter. The term Contract Owner also includes any person named as a Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. During the Annuitant’s lifetime, all rights and privileges under this Contract may be exercised solely by the Contract Owner. Upon the death of the Contract Owner, ownership is retained by the surviving Joint Owner or passes to the Owner’s Designated Beneficiary, if one has been designated by the Contract Owner. If no Owner’s Designated Beneficiary has been selected or if no Owner’s Designated Beneficiary is living, then the Owner’s Designated Beneficiary is the Contract Owner’s estate. From time to time the Company may require proof that the Contract Owner is still living.

4

PERFORMANCE INFORMATION

Performance information for the Subaccounts including the yield and effective yield of the Federated Prime Money Subaccount, the yield of the remaining Subaccounts, and the total return of all Subaccounts, may appear in reports or promotional literature to current or prospective Contract Owners.

Where applicable in calculating performance information, the Annual Contract Fee is reflected as a percentage equal to the total amount of fees collected during a calendar year divided by the total average net assets of the Portfolios during the same calendar year. The fee is assumed to remain the same in each year of the applicable period. (With respect to partial year periods, if any, in the examples, the Annual Contract Fee is pro-rated to reflect only the applicable portion of the partial year period.)

Certain total return and performance information for operations of the DFA Small Value Portfolio, DFA Large Value Portfolio, DFA International Value Portfolio, DFA International Small Portfolio, the DFA Short-Term Fixed Portfolio and DFA Global Bond Portfolio for periods prior to 3/31/97 reflect operations of these Subaccounts in the Advisor’s Edge Variable Annuity.

Until October 1995, the DFA Large Value Portfolio (formerly DFA Global Value Portfolio) invested its assets in both U.S. and international securities. Depending on the period presented, total return and performance information presented for the DFA Large Value Portfolio may reflect the performance of the Portfolio when it invested in the stocks of both U.S. and international companies. Total return and performance information for the DFA Large Value Portfolio which includes the period prior to October 1995 should not be considered indicative of the Portfolio’s future performance.

Where applicable, the following Subaccount inception dates are used in the calculation of performance figures. 10/6/95 for the DFA Small Value and International Small Value Portfolios; 1/18/95 for the DFA Large Value and DFA Global Bond Portfolios; 10/3/95 for the DFA International; 10/9/95 for DFA Short-Term Fixed Portfolios; 3/10/95 for the Federated American Leaders Portfolio; 7/20/95 for the Federated Utility Portfolio; 12/7/94 for the Federated Prime Money Portfolio; 6/28/95 for the Federated U.S. Government Securities Portfolio; 9/18/95 for the Federated High Income Bond Portfolio; 2/12/96 for the Montgomery Growth Portfolio; 2/5/96 for the Montgomery Emerging Markets Portfolio; 9/20/95 for the Wanger U.S. Small Cap Portfolio; 9/18/95 for the Wanger International Small Cap Portfolio; 3/31/97 for Stein Roe Special Venture Portfolio; 3/31/97 for Strong International Stock Portfolio; 3/31/97 for Warburg Pincus International Equity Portfolio; 3/31/97 for Warburg Pincus Small Company Growth Portfolio; 10/13/97 for Strong Schafer Value Portfolio; 10/31/97 for T. Rowe Price International Stock Portfolio; 10/31/97 for Dreyfus Small Cap Value Portfolio; and 10/13/97 for Endeavor Enhanced Index Portfolio.

FEDERATED PRIME MONEY PORTFOLIO SUBACCOUNT YIELDS

Current yield for the Federated Prime Money Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of Subaccount expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [((Base Period Return)+1)/365/7/] - 1

30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS

Quotations of yield for the remaining Subaccounts will be based on all investment income per Unit earned during a particular 30-day period, less expenses accrued during the period (“net investment income”), and will be computed by dividing net investment income by the value of a Unit on the last day of the period, according to the following formula:

YIELD = 2[(	a - b	+ 1)/6/ - 1]
cd

Where:

[a]	equals the net investment income earned during the period by the Portfolio attributable to shares owned by a Subaccount

[b]	equals the expenses accrued for the period (net of reimbursement)

[c]	equals the average daily number of Units outstanding during the period

[d]	equals the maximum offering price per Accumulation Unit on the last day of the period

Yield on the Subaccount is earned from the increase in net asset value of shares of the Portfolio in which the Subaccount invests and from dividends declared and paid by the Portfolio, which are automatically reinvested in shares of the Portfolio.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR SUBACCOUNTS

When advertising performance of the Subaccounts, the Company will show the “Standardized Average Annual Total Return,” calculated as prescribed by the rules of the SEC, for each Subaccount. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of all applicable sales loads (including the contingent deferred sales load), the Annual Contract Fee and all other Portfolio, Separate Account and Contract level charges except Premium Taxes, if any.

5

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the formula:

P(1 + T)/n/ = ERV

Where:

(1)	[P] equals a hypothetical initial Purchase Payment of $1,000

(2)	[T] equals an average annual total return

(3)	[n] equals the number of years

(4)	[ERV] equals the ending redeemable value of a hypothetical $1,000 Purchase Payment made at the beginning of the period (or fractional portion thereof)

The following table shows the Standardized Average Annual Total Return for the Subaccounts for the period beginning at the inception of each Subaccount and ending on December 31, 1997.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING 12/31/97

Subaccount	One Year	Since Portfolio Inception
Federated Prime Money	4.23%	4.23%
Federated American Leaders	31.45%	28.21%
Federated US Govt Securities	7.84%	6.78%
Federated Utility	25.78%	20.58%
Federated High Income Bond	13.06%	12.78%
Wanger Intl Smll Cap	-2.13%	15.86%
Wanger US Smll Cap	28.54%	29.66%
Montgomery Emerg Mkt	-1.26%	2.49%
Montgomery Growth	27.70	28.96%
DFA Global Bond	7.06%	9.55%
DFA Large Value	28.36%	22.43%
DFA Internatl Value	-2.90%	3.85%
DFA Internatl Small	-25.60%	-11.98%
DFA Small Value	29.57%	22.07%
DFA Short-Term Fixed	4.97%	4.71%
Stein Roe Special Venture	N/A	15.69%
Strong Internatl Stk	N/A	-16.16%
Warburg Pincus Intl Equity	N/A	-4.01%
Warburg Pincus Smll Co Growth	N/A	-31.80%
Dreyfus Small Cap Value	N/A	-7.16%
Endeavor Enchanced Index	N/A	0.01%
Strong Schafer Value	N/A	0.68%
T. Rowe Price Int’l	N/A	-8.10%

6

ADDITIONAL PERFORMANCE MEASURES

NON-STANDARDIZED ACTUAL TOTAL RETURN AND NON-STANDARDIZED ACTUAL AVERAGE ANNUAL TOTAL RETURN

The Company may show Non-Standardized Actual Total Return (i.e., the percentage change in the value of an Accumulation Unit) for one or more Subaccounts with respect to one or more periods. The Company may also show Non-Standardized Actual Average Annual Total Return (i.e., the average annual change in Accumulation Unit Value) with respect to one or more periods. For one year, the Non-Standardized Actual Total Return and the Non-Standardized Actual Average Annual Total Return are effective annual rates of return and are equal. For periods greater than one year, the Non-Standardized Actual Average Annual Total Return is the effective annual compounded rate of return for the periods stated. Because the value of an Accumulation Unit reflects the Separate Account and Portfolio expenses (See Fee Table in the Prospectus), the Non-Standardized Actual Total Return and Non-Standardized Actual Average Annual Total Return also reflect these expenses. However, these percentages do not reflect the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

NON-STANDARDIZED ACTUAL TOTAL RETURN FOR PERIOD ENDING 12/31/97

Subaccount	One Year	Since Portfolio Inception
Federated Prime Money	4.26%	13.65%
Federated American Leaders	31.48%	101.30%
Federated US Govt Securities	7.88%	18.01%
Federated Utility	25.81%	58.33%
Federated High Income Bond	13.09%	31.74%
Wanger Intl Smll Cap	-2.10%	40.11%
Wanger US Smll Cap	28.57%	80.98%
Montgomery Emerg Mkt	-1.22%	4.86%
Montgomery Growth	27.74%	61.57%
DFA Global Bond	7.09%	31.03%
DFA Large Value	28.39%	81.87%
DFA Internatl Value	-2.86%	8.93%
DFA Internatl Small	-25.56%	-24.77%
DFA Small Value	29.60%	56.33%
DFA Short-Term Fixed	5.00%	10.89%
Stein Roe Special Venture	N/A	15.71%
Strong Internatl Stk	N/A	-16.16%
Warburg Pincus Intl Equity	N/A	-3.99%
Warburg Pincus Smll Co Growth	N/A	31.83%
Dreyfus Small Cap Value	N/A	-7.16%
Endeavor Enchanced Index	N/A	0.02%
Strong Schafer Value	N/A	0.69%
T. Rowe Price Int’l	N/A	-8.09%

7

NON-STANDARDIZED ACTUAL AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING 12/31/97

Subaccount	One Year	Since Portfolio Inception
Federated Prime Money	4.26%	4.26%
Federated American Leaders	31.48%	28.25%
Federated US Govt Securities	7.88%	6.82%
Federated Utility	25.81%	20.62%
Federated High Income Bond	13.09%	12.81%
Wanger Intl Smll Cap	-2.10%	15.90%
Wanger US Smll Cap	28.57%	29.71%
Montgomery Emerg Mkt	-1.22%	2.53%
Montgomery Growth	27.74%	29.01%
DFA Global Bond	7.09%	9.59%
DFA Large Value	28.39%	22.47%
DFA Internatl Value	-2.86%	3.88%
DFA Internatl Small	-25.56%	-11.95%
DFA Small Value	29.60%	22.11%
DFA Short-Term Fixed	5.00%	4.75%
Stein Roe Special Venture	N/A	15.71%
Strong Internatl Stk	N/A	-16.16%
Warburg Pincus Intl Equity	N/A	-3.99%
Warburg Pincus Smll Co Growth	N/A	31.83%
Dreyfus Small Cap Value	N/A	-7.16%
Endeavor Enchanced Index	N/A	0.02%
Strong Schafer Value	N/A	0.69%
T. Rowe Price Int’l	N/A	-8.09%

NON-STANDARDIZED TOTAL RETURN YEAR-TO-DATE

The Company may show Non-Standardized Total Return Year-to-Date as of a particular date, or simply Total Return YTD, for one or more Subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year. Total Return YTD figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

Subaccount	Total Return as of 1/31/97
Federated Prime Money	4.26%
Federated American Leaders	31.48%
Federated US Govt Securities	7.88%
Federated Utility	25.81%
Federated High Income Bond	13.09%
Wanger Intl Smll Cap	-2.10%
Wanger US Smll Cap	28.57%
Montgomery Emerg Mkt	-1.22%
Montgomery Growth	27.74%
DFA Global Bond	7.09%
DFA Large Value	28.39%
DFA Internatl Value	-2.86%
DFA Internatl Small	-25.56%
DFA Small Value	29.60%
DFA Short-Term Fixed	5.00%
Stein Roe Special Venture	N/A
Strong Internatl Stk	N/A
Warburg Pincus Intl Equity	N/A
Warburg Pincus Smll Co Growth	N/A
Dreyfus Small Cap Value	N/A
Endeavor Enchanced Index	N/A
Strong Schafer Value	N/A
T. Rowe Price Int’l	N/A

8

NON-STANDARDIZED ONE YEAR RETURN

The Company may show Non-Standardized One Year Return, for one or more

Subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year (or date of inception, if during the relevant year) and ending at the end of such calendar year. One Year Return figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

Subaccount	Non-Standardized One Year Return 1997
Federated Prime Money	4.26%
Federated American Leaders	31.48%
Federated US Govt Securities	7.88%
Federated Utility	25.81%
Federated High Income Bond	13.09%
Wanger Intl Smll Cap	-2.10%
Wanger US Smll Cap	28.57%
Montgomery Emerg Mkt	-1.22%
Montgomery Growth	27.74%
DFA Global Bond	7.09%
DFA Large Value	28.39%
DFA Internatl Value	-2.86%
DFA Internatl Small	-25.56%
DFA Small Value	29.60%
DFA Short-Term Fixed	5.00%
Stein Roe Special Venture	N/A
Strong Internatl Stk	N/A
Warburg Pincus Intl Equity	N/A
Warburg Pincus Smll Co Growth	N/A
Dreyfus Small Cap Value	N/A
Endeavor Enchanced Index	N/A
Strong Schafer Value	N/A
T. Rowe Price Int’l	N/A

NON-STANDARDIZED HYPOTHETICAL TOTAL RETURN AND NON-STANDARDIZED HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN

The Company may show Non-Standardized Hypothetical Total Return and Non- Standardized Hypothetical Average Annual Total Return, calculated on the basis of the historical performance of the Portfolios (calculated beginning from the end of the year of inception for each Portfolio) and may assume the Contract was in existence prior to its inception date (which it was not). After the Contract’s inception date, the actual Accumulation Unit Values. These returns are based on specified premium patterns which produce the resulting Accumulated Values are used for the calculations. However, they reflect a deduction for the Separate Account expenses and Portfolio expenses. They do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported.

The Non-Standardized Annual Total Return for a Subaccount is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one-year period.

9

The Non-Standardized Average Annual Total Return for a Subaccount is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

The Company may from time to time use computer-based software available through Morningstar, CDA/Wiesenberger and/or other firms to provide registered representatives and existing and/or potential owners of Contracts with individualized hypothetical performance illustrations for some or all of the Portfolios. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Portfolio; (ii) the historical fluctuation of the value of a single Portfolio (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Portfolio; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Portfolios; (v) the historical performance of two or more market indices in comparison to a single Portfolio or a group of Portfolios; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Portfolios to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Portfolio data sheets showing various information about one or more Portfolios (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets).

PERFORMANCE COMPARISONS

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Accumulation Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which the Subaccount invests, and the market conditions during the given period, and should not be considered as a representation of what may be achieved in the future.

Reports and marketing materials may, from time to time, include information concerning the rating of Providian Life and Health Insurance Company as determined by one or more of the ratings services listed below, or other recognized rating services. Reports and promotional literature may also contain other information including (i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other person who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of tax-deferred compounding on a Subaccount’s investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

Each Subaccount’s performance depends on, among other things, the performance of the underlying Portfolio which, in turn, depends upon such variables as:

•	quality of underlying investments;

•	average maturity of underlying investments;

•	type of instruments in which the Portfolio is invested;

•	changes in interest rates and market value of underlying investments;

•	changes in Portfolio expenses; and

•	the relative amount of the Portfolio’s cash flow.

10

From time to time, we may advertise the performance of the Subaccounts and the underlying Portfolios as compared to similar funds or portfolios using certain indexes, reporting services and financial publications, and we may advertise rankings or ratings issued by certain services and/or other institutions. These may include, but are not limited to, the following:

•

DOW JONES INDUSTRIAL AVERAGE (“DJIA”), an unmanaged index representing share prices of major industrial corporations, public utilities, and transportation companies. Produced by the Dow Jones & Company, it is cited as a principal indicator of market conditions.

•

STANDARD & POOR’S DAILY STOCK PRICE INDEX OF 500 COMMON STOCKS, a composite index of common stocks in industrial, transportation, and financial and public utility companies, which can be used to compare to the total returns of funds whose portfolios are invested primarily in common stocks. In addition, the Standard & Poor’s index assumes reinvestments of all dividends paid by stocks listed on its index. Taxes due on any of these distributions are not included, nor are brokerage or other fees calculated into the Standard & Poor’s figures.

•

LIPPER ANALYTICAL SERVICES, INC., a reporting service that ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all income dividends and capital gains distributions, if any. From time to time, we may quote the Portfolios’ Lipper rankings in various fund categories in advertising and sales literature.

•

BANK RATE MONITOR NATIONAL INDEX, Miami Beach, Florida, a financial reporting service which publishes weekly average rates of 50 leading bank and thrift institution money market deposit accounts. The rates published in the index are an average of the personal account rates offered on the Wednesday prior to the date of publication by ten of the largest banks and thrifts in each of the five largest Standard Metropolitan Statistical Areas. Account minimums range upward from $2,500 in each institution, and compounding methods vary. If more than one rate is offered, the lowest rate is used. Rates are subject to change at any time specified by the institution.

•

SHEARSON LEHMAN GOVERNMENT/CORPORATE (TOTAL) INDEX, an index comprised of approximately 5,000 issues which include: non-convertible bonds publicly issued by the U.S. government or its agencies; corporate bonds guaranteed by the U.S. government and quasi-federal corporations; and publicly issued, fixed-rate, non-convertible domestic bonds of companies in industry, public utilities and finance. The average maturity of these bonds approximates nine years. Tracked by Shearson Lehman, Inc., the index calculates total returns for one month, three month, twelve month, and ten year periods and year-to-date.

•

SHEARSON LEHMAN GOVERNMENT/CORPORATE (LONG-TERM) INDEX, an index composed of the same types of issues as defined above. However, the average maturity of the bonds included in this index approximates 22 years.

•

SHEARSON LEHMAN GOVERNMENT INDEX, an unmanaged index comprised of all publicly issued, non-convertible domestic debt of the U.S. government, or any agency thereof, or any quasi-federal corporation and of corporate debt guaranteed by the U.S. government. Only notes and bonds with a minimum outstanding principal of $1 million and a minimum maturity of one year are included.

•

MORNINGSTAR, INC., an independent rating service that publishes the bi-weekly Mutual Fund Values. Mutual Fund Values rates more than 1,000 NASDAQ-listed mutual funds of all types, according to their risk-adjusted returns. The maximum rating is five stars,and ratings are effective for two weeks.

11

•

MONEY, a monthly magazine that regularly ranks money market funds in various categories based on the latest available seven-day compound (effective) yield. From time to time, the Fund will quote its Money ranking in advertising and sales literature.

•

STANDARD & POOR’S UTILITY INDEX, an unmanaged index of common stocks from forty different utilities. This index indicates daily changes in the price of the stocks. The index also provides figures for changes in price from the beginning of the year to date, and for a twelve month period.

•

DOW JONES UTILITY INDEX, an unmanaged index comprised of fifteen utility stocks that tracks changes in price daily and over a six month period. The index also provides the highs and lows for each of the past five years.

•	THE CONSUMER PRICE INDEX, a measure for determining inflation.

Investors may use such indexes (or reporting services) in addition to the Funds’ Prospectuses to obtain a more complete view of each Portfolio’s performance before investing. Of course, when comparing each Portfolio’s performance to any index, conditions such as composition of the index and prevailing market conditions should be considered in assessing the significance of such companies. Unmanaged indexes may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

When comparing funds using reporting services, or total return and yield, or effective yield, investors should take into consideration any relevant differences in funds such as permitted portfolio compositions and methods used to value portfolio securities and compute offering price.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by the Company. The Assets are kept physically segregated and held separate and apart from the Company’s General Account assets. The General Account contains all of the assets of the Company. Records are maintained of all purchases and redemptions of eligible Portfolio shares held by each of the Subaccounts and the General Account.

THE COMPANY

Commonwealth General Corporation owns a 3.7% interest in the Company and 61%, 15.3% and 20% interests, respectively, are held by Commonwealth Life Insurance Company, Peoples Security Life Insurance Company, and Capital Liberty, L.P. Commonwealth Life Insurance Company and Peoples Security Life Insurance Company are each wholly owned by Capital General Development Corporation, which in turn is wholly owned by Commonwealth General Corporation. A 1% interest in Capital Liberty, L.P. is owned by Commonwealth General Corporation, which is the general partner, and 79.2% and 19.8% interests, respectively, are held by two limited partners, Commonwealth Life Insurance Company and Peoples Security Life Insurance Company.

Commonwealth General Corporation is wholly owned by AEGON USA, Inc., which in turn is wholly owned by AEGON U.S. Holding Corporation, a wholly owned subsidiary of AEGON International n.v. AEGON International n.v. is a wholly owned subsidiary of AEGON n.v. Vereniging AEGON (a Netherlands membership association) has a 53.63% interest in AEGON n.v.

STATE REGULATION

The Company is a stock life insurance company organized under the laws of Missouri, and is subject to regulation by the Missouri State Department of Insurance. An annual statement is filed with the Missouri Commissioner of Insurance on or before March 1st of each year covering the operations and reporting on

12

the financial condition of the Company as of December 31st of the preceding calendar year. Periodically, the Missouri Commissioner of Insurance examines the financial condition of the Company, including the liabilities and reserves of the Separate Account.

In addition, the Company is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the Contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by the Company or by its Administrator. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to all Contract Owners at their last known address of record, at least semi-annually, reports containing such information as may be required under that Act or by any other applicable law or regulation.

DISTRIBUTION OF THE CONTRACTS

AFSG Securities Corporation (“AFSG”), formerly Providian Securities Corporation, the principal underwriter of the Contracts, is ultimately a wholly owned subsidiary of AEGON n.v. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Contracts are offered to the public through persons or entities licensed under the federal securities laws and state insurance laws that have generally entered into agreements with AFSG. The offering of the Contracts is continuous and AFSG does not anticipate discontinuing the offering of the Contracts. However, AFSG does reserve the right to discontinue the offering of the Contracts.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The audited financial statements of the Separate Account for the years ended December 31, 1997 and 1996, including the Report of Independent Auditors thereon, are included in this Statement of Additional Information.

The audited statutory-basis financial statements of the Company for the years ended December 31, 1997 and 1996, including the Reports of Independent Auditors thereon, which are also included in this Statement of Additional Information, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

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PART C     OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)    Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)    Exhibits:

(1)	(a)	Resolution of the Board of Directors of National Home Life Assurance Company (“National Home”) authorizing establishment of the Separate Account. Note 18
	(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Premier Life Insurance Company. Note 37
	(c)	Resolution of the Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. Note 37
	(2)	Not Applicable.
(3)	(a)	Amended and Restated Principal Underwriting Agreement – Transamerica Life Insurance Company, on its own behalf and on behalf of the Separate Account and Transamerica Capital, Inc. Note 1
	(b)	Broker/Dealer and Sales Agreement. Note 3
(4)	(a)	Variable annuity contract (Dimensional). Note 18
	(b)	Variable annuity contract (Advisor’s Edge Select) Note 4
	(c)	Variable annuity policy (Advisor’s Edge) Note 5
	(d)	Variable annuity policy (Advisor’s Edge Select) Note 5
	(e)	Policy Rider (Guaranteed Minimum Income Benefit) Note 6
	(f)	Policy Rider (Additional Death Benefit) Note 6
	(g)	Policy Rider (Additional Death Benefit—Extra) Note 6
	(h)	Policy Rider (Life with Emergency Cash) Note 6
	(i)	Policy Rider (Initial Payment Guarantee) Note 6
	(j)	Policy Rider (Additional Death Distribution II) Note 7
	(k)	Policy Rider (Additional Death Benefit RTP 18 0103). Note 7
	(l)	Policy Rider (Architect) Note 19
(5)	(a)	Application. Note 30
(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. Note 8
	(b)	Bylaws of Transamerica Life Insurance Company. Note 8

(7)		Reinsurance Agreements. Not Applicable
(8)	(a)	Participation Agreement Among DFA Investment Dimensions Group, Inc., Dimensional Fund Advisors, Inc., DFA Securities Inc. and National Home Life Assurance Company dated as of June 29, 1994. Note 18
	(a)(1)	Amended and Restated Participation Agreement (DFA). Note 20
	(a)(2)	Assumption Agreement to Participation Agreement (DFA). Note 20
	(a)(3)	Amendment No. 2 to Participation Agreement (DFA). Note 29
(8)	(b)	Participation Agreement Among Insurance Management Series, Federated Advisors, Federated Securities Corp. and National Home Life Assurance Company dated as of May 17, 1994. Note 18
	(b)(1)	Participation Agreement between Monumental Life Insurance Company, Federated Insurance Series, and Federated Securities Corp. Note 25
(8)	(c)	Participation Agreement among Montgomery Funds III, Montgomery Asset Management, L.P., and Providian Life and Health Insurance Company dated as of April 27, 2000. Note 10
	(c)(1)	Amendment to Participation Agreement (Nationwide). Note 26
	(c)(2)	Amendment No. 3 to Participation Agreement (Nationwide). Note 29
	(c)(3)	Schedule A Revision to Participation Agreement dated 8-8-2016 (Nationwide). Note 33
(8)	(d)	Participation Agreement Among Wanger Advisors Trust and National Home Life Assurance Company dated as of May 19, 1995. Note 9
(8)	(e)	Participation Agreement Among SteinRoe Variable Investment Trust, SteinRoe & Farnham Incorporated and Providian Life and Health Insurance Company dated March 31, 1997. Note 11
	(e)(1)	Participation Agreement between TLIC, TFLIC, Monumental, TOLIC and Columbia. Note 25
	(e)(2)	Amendment No. 1 to Participation Agreement (Columbia Funds). Note 25
	(e)(3)	Assignment and Assumption PBL to Mon (Columbia Funds). Note 25
	(e)(4)	Amendment No. 2 to Participation Agreement (Columbia Funds). Note 25
	(e)(5)	Amendment No. 3 to Participation Agreement (Columbia Funds). Note 25
	(e)(6)	Amendment to the Agreements (Columbia Funds). Note 25
	(e)(7)	Amendment to Participation Agreement (Columbia) Note 26
	(e)(8)	Amendment to Participation Agreement (Columbia) Note 26
	(e)(9)	Amendment No. 2 to Participation Agreement (Columbia). Note 31
	(e)(10)	Amendment No. 5 to Participation Agreement (Columbia). Note 31
	(e)(11)	Schedule A Revision to Participation Agreement dated 7-10-2015 (Columbia). Note 31

	(e)(12)	Schedule A Revision to Participation Agreement dated 9-29-2017. Note 34
(8)	(f)	Participation Agreement Among WRL Series Fund, Inc., Western Reserve Life Assurance Co. of Ohio, and PFL Life Insurance Company. Note 12
	(f)(1)	Amendment No. 9 to Participation Agreement among WRL Series Fund, Inc., PFL Life Insurance Company, and AUSA Life Insurance Company, Inc. Note 5
	(f)(2)	Amendment No. 31 to Participation Agreement (ATSF). Note 13
	(f)(3)	Amendment No. 32 to Participation Agreement (ATSF). Note 14
	(f)(4)	Amendment No. 36 to Participation Agreement (TST) Note 21
	(f)(5)	Amendment No. 38 to Participation Agreement. Note 22
	(f)(6)	Amendment No. 42 to Participation Agreement (TST). Note 23
	(f)(7)	Amendment No. 44 to Participation Agreement (TST). Note 24
	(f)(8)	Participation Agreement (TST). Note 26
	(f)(9)	Amendment No. 1 to Participation Agreement (TST). Note 27
	(f)(10)	Schedule A Revision to Participation Agreement dated 9-3-2013 (TST). Note 29
	(f)(11)	Schedule A Revision to Participation Agreement dated 9-18-2013 (TST). Note 28
	(f)(13)	Schedule A Revision to Participation Agreement dated 5-1-2014 (TST). Note 29
	(f)(14)	Amendment No. 2 to Agreement (TST). Note 30
	(f)(15)	Schedule A Revision to Participation Agreement dated May 1, 2015 (TST). Note 30
	(f)(16)	Schedule A Revision to Participation Agreement dated July 1, 2015 (TST). Note 31
	(f)(17)	Schedule A revision to Participation Agreement dated December 18, 2015 (TST). Note 31
	(f)(18)	Schedule A Revision to Participation Agreement dated March 21, 2016 (TST). Note 31
	(f)(19)	Schedule A Revision to Participation Agreement dated May 1, 2016 (TST). Note 31
	(f)(20)	Schedule A Revision to Participation Agreement dated December 16, 2016 (TST). Note 32
	(f)(21)	Schedule A Revision to Participation Agreement dated May 1, 2017 (TST). Note 33
	(f)(22)	Schedule A Revision to Participation Agreement dated September 29, 2017 (TST) Note 34
	(f)(23)	Schedule A Revision to Participation Agreement dated May 1, 2020 (TST) Note 36
(8)	(g)	Participation Agreement (AllianceBernstein) Note 22
	(g)(1)	Amendment to Participation Agreement (AllianceBernstein). Note 22
	(g)(2)	Amendment to Participation Agreement (AllianceBernstein). Note 26

	(g)(3)	Amendment No. 3 to Participation Agreement (AllianceBernstein). Note 29
	(g)(4)	Amendment No. 4 to Participation Agreement (AllianceBernstein). Note 30
	(g)(5)	Schedule A Revision to Participation Agreement dated October 1, 2014 (AllianceBernstein). Note 30
	(g)(6)	Schedule A Revision to Participation Agreement dated May 1, 2015 (AllianceBernstein). Note 30
	(g)(7)	Schedule A Revision to Participation Agreement dated April 18, 2019 (AllianceBernstein). Note 37
(8)	(h)	Participation Agreement between PFL Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus
Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc. dated April 15, 1997.
Note 15
(h)(1)	Amendment to Participation Agreement between PFL Life Insurance Company, Dreyfus Variable Investment
Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc. dated
July 28, 2000. Note 5
	(h)(2)	Amendment No. 11 between TLIC, Monumental, TFIC and Dreyfus. Note 25
	(h)(3)	Amendment No. 13 to Participation Agreement (Dreyfus). Note 29
	(h)(4)	Amendment No. 14 to Participation Agreement (Dreyfus) Note 33
	(h)(5)	Amendment No. 15 to Participation Agreement (Dreyfus) Note 33
(8)	(i)	Participation Agreement by and between Variable Insurance Products Fund and Peoples Benefit Life Insurance Company. Note 14
	(i)(1)	Second Amendment to Participation Agreement (Fidelity). Note 16
	(i)(2)	Fourth Amendment to Participation Agreement (Fidelity). Note 21
	(i)(3)	Amendment to Participation Agreement (Fidelity). Note 26
	(i)(4)	Summary Prospectus Agreement (Fidelity). Note 29
	(i)(5)	Amendment No. 6 to Participation Agreement (Fidelity). Note 29
	(i)(6)	Amendment No. 7 to Participation Agreement (Fidelity). Note 30
(8)	(j)	Participation Agreement (Vanguard). Note 16
	(j)(1)	Amendment No. 1 to Participation Agreement (Vanguard). Note 29
	(j)(2)	Schedule A Revision 2-1-2018 (Vanguard) Note 34
	(j)(3)	Amendment to Participation Agreement dated January 13, 2020 (Vanguard). Note 37
(9)		Opinion and Consent of Counsel. Note 37
(10)		Consent of Independent Registered Public Accounting Firm. Note 37
(11)		Not applicable.

(12)	Not applicable.
(13)	Performance Data Calculations. Note 17
(14)	Powers of Attorney. Blake S. Bostwick, Fred Gingerich, Mark W. Mullin, David Schulz, C. Michiel van Katwijk. Note 37

Note 1.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-187912) filed on April 15, 2013.
Note 2.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 033-33085) filed on April 27, 2001.
Note 3.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-185573) filed on December 20, 2012.
Note 4.	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 33-80958), filed on June 3, 1998.
Note 5.	Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-80958) filed on September 5, 2000.
Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 33-80958) filed on May 1, 2002.
Note 7.	Incorporated herein by reference to Post-Effective Amendment No. 19 to Form N-4 Registration Statement (File No. 33-80958) filed on May 1, 2003.
Note 8.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No .333-169445) filed on September 17, 2010.
Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 33-80958) filed on November 20, 1995.
Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 33-80958) filed on April 30, 1996.
Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No.33-80958) filed on April 30, 1997.
Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-26209) filed on April 29, 1998.
Note 13.	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-109580) filed on January 7, 2005.
Note 14.	Incorporated herein by reference to Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 33-80958) filed on April 27, 2005
Note 15.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-26209) filed on April 30, 1997.
Note 16.	Incorporated herein by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 33-80958) filed on April 27, 2007.

Note 17.	Incorporated herein by reference to Post-Effective Amendment No. 25 to Form N-4 Registration Statement (File No. 33-80958) filed on April 26, 2006.
Note 18.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333 -146323) filed on September 26, 2007.
Note 19.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-146323) filed on October 11, 2007.
Note 20.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File 333-146323) filed on December 21, 2007
Note 21.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-146323) filed on April 29, 2008.
Note 22.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-146323) filed on April 29, 2009.
Note 23.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-146323) filed on April 29, 2010.
Note 24.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-146323) filed on April 29, 2011.
Note 25.	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-146323) filed on April 17, 2012.
Note 26.	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-146323) filed on April 25, 2013.
Note 27.	Incorporated herein by reference to Post-Effective Amendment No. 59 to Form N-4 Registration Statement (File No. 33-33085) filed on August 16, 2013.
Note 28.	Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-189435) filed on October 2, 2013.
Note 29.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-146323) filed on April 30, 2014.
Note 30.	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-146323) filed on April 28, 2015.
Note 31.	Incorporated herein by reference to Post-Effective Amendment No.12 to Form N-4 Registration Statement (File No. 333-146323) filed on April 26, 2016.
Note 32.	Incorporated herein by Reference to the Initial Filing to Form N-4 Registration Statement (File No.333-215598) filed on January 18, 2017
Note 33.	Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 333-146323) filed on April 27, 2017.
Note 34.	Incorporated herein by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File Number 333-146323) filed on April 26, 2018
Note 35.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-236182) filed on January 31, 2020.

Note 36.	Incorporated herein by reference to the Initial filing of Form N-4 Registration Statement (File No. 333-238763) filed on May 29, 2020.
Note 37.	Filed herewith.

Item 25. Directors	and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Blake S. Bostwick 1801 California St. Suite 5200 Denver, CO 80202	Director and President

Fred Gingerich 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499	Controller and Vice President

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director and Chairman of the Board

David Schulz 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Chief Financial Officer, Executive Vice President and Treasurer

Karyn Polak 100 Light Street Baltimore, MD 21202	Director and Secretary

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Managing Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans
AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/Investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexibility to accommodate other similarly situated clients.
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor
Aegon Community Investments 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)

Investments
Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 55, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 56, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 61, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 62, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company
AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.
AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing
AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates
Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies
AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance
Aegon LIHTC Fund 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)

Investments
Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments
Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member - Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank (7.58%); Bank of the West (7.46%)

Investments
Aegon LIHTC Fund 54, LLC	Delaware	Non-Member Manager Aegon Community Investments 54, LLC (0%); Members: non-affiliate of Aegon, FNBC Leasing Corporation (100%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware

Members: Managing Member - Aegon Community Investments 55, LLC (.01%); Transamerica Premier Life Insurance Company (2.82%); non-affiliates of AEGON, Bank of Hope (14.26%); CMFG Life Insurance Company (9.72%); Citibank, N.A. (21.69%); ZB National Association (1.81%); Ally Bank (8.21%); U.S. Bancorp Community Development Corporation (22.10%); Lake City Bank (1.47%); The Guardian Life Insurance Company of America (10.45%); Minnesota Life Insurance Company (7.46%)

Investments
Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member - Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as Investor Member (99.99%)	Investments
Aegon LIHTC Fund 58, LLC	Delaware

Members: Managing Member - Aegon Community Investments 58, LLC (0.01%); Transamerica Premier Life Insurance Company (12%); non-affiliates of AEGON, Allstate Insurance Company (12%); Allstate Life Insurance Company (12%); Ally Bank (17%); CMFG Life Insurance Company (8.05%); Santander Bank, N.A. (22.25%); U.S. Bancorp Community Development Corporation (19.47%); Zions Bancorporation, N.A. (6.35%)

Investments
Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments
Aegon LIHTC Fund 61, LLC	Delaware	Non-Member Manager Aegon Community Investments 61, LLC (0%); Members: non-affiliate of Aegon, HSBC Bank, N.A. (100%)	Investments
Aegon LIHTC Fund 62, LLC	Delaware	Sole Member: Aegon Community Investments 62, LLC	Investments
AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (62.9705%) ; Transamerica Premier Life Insurance Company (37.0295%)	Investment vehicle for securities lending cash collateral
AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company
Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first Investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon Multi-Family Equity Fund, LLC	Delaware

Members: Transamerica Life Insurance Company (15.83333%); Transamerica Financial Life Insurance Company (5%); Transamerica Premier Life Insurance Company (4.16667%); non-affiliates of AEGON: Landmark Real Estate Partners VIII, L.P. (72.1591%)

Investments
Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments
Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
Aegon Private Opportunities Partners I, LLC	Delaware	Sole member: Transamerica Life Insurance Company	Investments (private equity)
Aegon Upstream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments
AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company
AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments
Aegon Workforce Housing Boynton Place REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company
Aegon Workforce Housing Fund 2, LP	Delaware

General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)

Investments
Aegon Workforce Housing Fund 3 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 3, LP	Holding company
Aegon Workforce Housing Fund 3, LP	Delaware

General Partner is AWHF3 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (60%), Transamerica Financial Life Insurance Company (10%) and Transamerica Premier Life Insurance Company (30%)

Investments
Aegon Workforce Housing Park at Via Rosa REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Separate Account 1, LLC	Delaware	Undecided as of 11/1/19	Multifamily private equity structure with third-party Investor

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate
AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% Member; Cupples State LIHTC Investors, LLC - 1% Member; TAH Pentagon Funds, LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing
AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Investment Management, LLC (98.36%); non-affiliate of AEGON (1.64%)	Investment vehicle
AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company
AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate
AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHF3 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHSA Manager 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Multifamily private equity structure with third-party Investor
Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-Barfield, LLC (50%)	Investments
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder
Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments
Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company
Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance
CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance
Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments
Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services
FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production
FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate
FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services
First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments
Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments
Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments
Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments
Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) Investor Member	Investments
Garnet LIHTC Fund III, LLC	Delaware	Members: Transamerica Life Insurance Company (.01%); non-affiliate of AEGON, Aegon Community Investments III, (99.99%)	Investments
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XII, LLC	Delaware	Members: Managing Member, Garnet Community Investments XII (.01%), Garnet LIHTC Fund XII-B (13.30%), Garnet LIHTC Fund XII-C (13.30%); non-affiliate of Aegon, Bank of America, N.A. (73.39%)	Investments
Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII, LLC	Delaware	Members: Managing Member, Garnet Community Investments .01%; Garnet LIHTC Fund XIII-A (68.10%); Garnet LIHTC Fund XIII-B (31.89%)	Investments
Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments
Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments
Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments
Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments
Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIV, LLC	Delaware

Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)

Investments
Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments
Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVII, LLC	Delaware

Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)

Investments
Garnet LIHTC Fund XXVIII, LLC	Delaware

Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)

Investments
Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments
Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments
Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments
Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments
Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments
Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as Managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as Investor Member	Investments
Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non-Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments
Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC a Managing Member (1%); non-AEGON affiliate, FNBC Leasing Corporation as Investor Member (99%)	Investments
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC (.01%); non-AEGON affiliate, Partner Reinsurance Company of the U.S. (99.99%)	Investments
Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% Managing Member); non-AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%), Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) Managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) Investor Member; Metropolitan Bank (16.66%) Investor Member.	Investments
Garnet LIHTC Fund XLIV—A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) Managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) Investor Member	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XLVII, LLC	Delaware

Members: Garnet Community Investments XLVII, LLC (1%) Managing Member; Transamerica Premier Life Insurance Company (14%) Investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) Investor Member; New York Life Insurance Company (20.5%) Investor Member and New York Life Insurance and Annuity Corporation (15.5%) Investor Member

Investments
Garnet LIHTC Fund XLVIII, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)

Investments
Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Imani Fe, LP	California

Partners: Garnet LIHTC Fund XIV, LL (99.99% Investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% Managing general partner)

Affordable housing
InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment
Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company
LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments
Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities
LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
LIHTC Fund 56, LLC	Delaware	Members: Managing Member - Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments
LIHTC Fund 59, LLC	Delaware	Members: Non-Member Manager Aegon Community Investments 59, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (99.99%); Dominium Taxable Fund II, LLC (0.01%)	Investments
LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments
LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments
LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company
Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments
MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Money Services, Inc.	Delaware	100% AUSA Holding, LLC

Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer-related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.
Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator
Natural Resources Alternatives Portfolio I, LLC	Delaware

Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC

Investment vehicle - to invest in Natural Resources
Natural Resources Alternatives Portfolio II, LLC	Delaware	Members: Transamerica Premier Life Insurance Company (60%); Transamerica Life Insurance Company (35%); Transamerica Financial Life Insurance Company (5%)	Investment vehicle
Natural Resources Alternatives Portfolio 3, LLC	Delaware	Members: Transamerica Life Insurance Company (55%); Transamerica Premier Life Insurance Company (35%); Transamerica Financial Life Insurance Company (10%)	Investment vehicle

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Nomagon Title Grandparent, LLC	Delaware	Sole member is AEGON USA Asset Management Holding, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Holding 1, LLC	Delaware	Sole member is Nomagon Title Parent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Parent, LLC	Delaware	Sole member is Nomagon Title Grandparent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-MITBK, LLC (50%)	Investmetns
Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Transamerica Life Insurance Company	Marketing non-insurance products
Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments
Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.
PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities
RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4%); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company
SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant
St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
TA Private Equity Assets, LLC	Delaware	Sole Member - Transamerica Premier Life Insurance Company	Investments (private equity)
TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.
TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity
TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments
TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments
The AEGON Trust Advisory Board: Onno van Klinken, Mark W. Mullin, Jay Orlandi and Eilard Friese	Delaware	100% AEGON International B.V.	Voting Trust

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.
TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company
Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary
Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor
Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation
Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company
Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance
Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company
Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing
Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer
Transamerica Financial Life Insurance Company	New York	100% Transamerica Corporation	Insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund
Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance
Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor
Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer
Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Life Insurance Company	Iowa	100% - Commonwealth General Corporation	Insurance
Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance
Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company
Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Redwood Park, LLC	Delaware	Sole Member - Transamerica Corporation	Hold property interests in Redwood Park in California
Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.
Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor
Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.
Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.
Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services
Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments
Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments
United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency
Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator
US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing
WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing
World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments
Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive
Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (35.86%); Transamerica Premier Life Insurance Company (33.29%); Transamerica Financial Life Insurance Company (16.58%); Transamerica Pacific Insurance Company, Ltd. (14.27%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27. Number	of Contract Owners

As of August 31, 2020, there were 2,681 Contract Owners of Advisor’s Edge Variable Annuity, 186 Contract Owners of Advisors Edge Select and 40 Contract Owners of Dimensional Variable Annuity.

Item 28. Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29	Principal Underwriters

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A, Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II, Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer

Joe Boan	(1)	Director, Chairman of the Board, Chief Executive Officer and Vice President

Doug Hellerman	(3)	Chief Compliance Officer and Vice President

Gregory E. Miller-Breetz	(1)	Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

Item 30. Location	of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management	Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)

Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the contract may be accepted.

(b)

Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)

The Depositor hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Denver and State of Colorado, on this 29th day of September, 2020.

SEPARATE ACCOUNT VA CC
Registrant

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor

*
Blake S. Bostwick
Director and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

Blake S. Bostwick	*	Director and President	September 29, 2020

Fred Gingerich	*	Controller and Vice President	September 29, 2020

Mark W. Mullin	*	Director and Chairman of the Board	September 29, 2020

David Schulz	*	Director, Chief Tax Officer and Senior Vice President	September 29, 2020

C. Michiel van Katwijk	*	Director, Chief Financial Officer, Executive Vice President and Treasurer	September 29, 2020

/s/Brian Stallworth Brian Stallworth		Assistant Secretary	September 29, 2020

* By: Brian Stallworth – Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.